Form 20-F
period 2002-12-31
ALTANA    AKTIENGESELLSCHAFT
filed 2003-04-29
CIK 1182802

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934 ☐

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934 ☑

For the fiscal year ended December 31, 2002

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934 ☐

For the transition period from                     to

Commission file number:

ALTANA Aktiengesellschaft

(Exact Name of Registrant as Specified in Its Charter)

Federal Republic of Germany

(Jurisdiction of Incorporation or Organization)

Am Pilgerrain 15

D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of each class	on which registered

American Depositary Shares, each representing 1 Common Share, no par value	New York Stock Exchange
Common Shares, no par value*	New York Stock Exchange

*	Listed, not for trading or quotation purposes, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

          The number of issued and outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2002 was 136,463,298, no par value.

          Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑          No ☐

          Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐          Item 18 ☑

TABLE OF CONTENTS:
PART I
Item 1: Identity of Directors, Senior Management and Advisers
Item 2: Offer Statistics and Expected Timetable
Item 3: Key Information
Item 4: Information on the Company
Principal Products and Applications
Therapeutics Net Sales by Franchise
R&D Collaborations
Production Facilities
Item 5: Operating and Financial Review and Prospects
Pharmaceuticals Results of Operations(1)
Net Sales By Geographic Region(1)(2)
Net Sales By Business Area(1)
Net Sales By Geographic Region(1)(2)
Net Sales By Business Area(1)
Chemicals Results of Operations(1)
Net Sales By Geographic Region(1)(2)
Net Sales By Business Area(1)
Net Sales By Geographic Region(1)(2)
Net Sales By Business Area(1)
IFRS to U.S. GAAP Reconciliation
Capital Expenditures
Capital Expenditures
Contractual Obligations(1)
Item 6: Directors, Senior Management & Employees
Supervisory Board Members
Compensation
Employees by Main Category of Activity and Location
Stock Option Plans
Item 7: Major Shareholders and Related Party Transactions
Item 8: Financial Information
Item 9: The Offer and Listing
Item 10: Additional Information
Articles of Association and Relevant Provisions of German Law
Material Contracts
Item 11: Quantitative and Qualitative Disclosure About Market Risk
Item 12: Description of Securities Other Than Equity Securities
PART II
Item 13: Defaults, Dividend Arrearages and Delinquencies
Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15: Controls and Procedures
Item 16A: Audit Committee Financial Expert
Item 16B: Code of Ethics
PART III
Item 18: Financial Statements
Item 19: Exhibits
INDEPENDENT AUDITORS’ REPORT
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED INCOME STATEMENTS
ALTANA AG CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (amounts in € thousands, except share and per share data)
ALTANA AG CONSOLIDATED STATEMENTS OF CASH FLOWS (amounts in € thousands)
Statement of the Management/Supervisory Boards

TABLE OF CONTENTS:

FORWARD-LOOKING STATEMENTS

      This annual report contains certain forward-looking statements, i.e., current expectations or estimates of future events or future results. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and “project”, and similar expressions, as they relate to us or our management, identify forward-looking statements. These statements are based on beliefs of our management as well as assumptions made by and information currently available to us. Such statements reflect our current views with respect to future events and are subject to various risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from those which may be expressed or implied by such forward-looking statements. The accompanying information contained in this annual report, including the information under “Item 3: Key Information — Risk Factors”, “Item 4: Information on the Company” and “Item 5: Operating and Financial Review and Prospects” identifies important factors that could cause such differences. These factors include our ability to develop and launch new and innovative pharmaceutical and chemical products, price regulations for pharmaceuticals and budgeting decisions of local governments and health care providers, the level of our investment in pharmaceuticals-related R&D in any given period, the sales and marketing methods that we use to distribute our pharmaceuticals, the composition of our pharmaceuticals portfolio, our ability to maintain close ties with our chemicals customers, the business cycles experienced by our chemicals customers and the prices of the raw materials that we use in our chemicals business. Forward-looking statements speak only as of the date they are made. We do not intend, and do not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

PART I

Item 1:	Identity of Directors, Senior Management and Advisers

      Not applicable.

Item 2:	Offer Statistics and Expected Timetable

      Not applicable.

Item 3:	Key Information

Selected Consolidated Financial Data

      The selected consolidated financial data as of and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 set forth below are derived from our consolidated financial statements, which have been audited by KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, Germany.

      We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), which were previously known as International Accounting Standards (IAS). IFRS differ in certain significant respects from U.S. Generally Accepted Accounting Principles (U.S. GAAP). For a description of the significant differences between IFRS and U.S. GAAP and a reconciliation of net income and shareholders’ equity to U.S. GAAP, you should read note 33 to our consolidated financial statements.

      All share and per share data in this annual report relating to prior periods has been restated to reflect the changes to our share capital that occurred in 2001.

      You should read the information below in conjunction with our consolidated financial statements and the other financial information that we have included elsewhere in this annual report. For our consolidated financial statements as of and for the each of three years ended December 31, 2002, see the discussion beginning on page F-1.

Selected Consolidated Financial Data As Of And For The Five Years Ended December 31, 2002

      The following table presents selected consolidated financial information as of and for the five years ended December 31, 2002:

	As of and for the year ended December 31,(1)

	1998(2)	1999	2000		2001		2002

	(€ in millions, except per share/ADS amounts)
Selected income statement data
Amounts in accordance with IFRS
Net sales	1,476	1,577	1,928		2,308		2,609
Gross profit	837	927	1,144		1,414		1,681
Research and development expenses	(153)	(171)	(219)		(285)		(369)
Operating income	155	205	309		520(3)		538
Financial income	19	18	21		24		(12)
Income before taxes and minority interests	174	223	329		544		527
Net income	91	118	181		328		324

Weighted average number of shares outstanding during period (in millions)	140.4	140.2	138.8		137.5		136.6
Basic earnings per share/ADS(4)	0.65	0.84	1.30		2.38		2.37
Diluted earnings per share/ADS(5)	0.65	0.84	1.30		2.37		2.36
Dividends per share/ADS(6)	0.28	0.35	0.44	(7)	0.60	(8)	0.75	(9)
Amounts in accordance with U.S. GAAP
Net income		130	166		314		338
Basic earnings per share/ADS(4)		0.93	1.20		2.28		2.47
Diluted earnings per share/ADS(5)		0.92	1.19		2.26		2.46

	As of and for the year ended December 31,(1)

	1998(2)	1999	2000	2001	2002

	(€ in millions, except per share/ADS amounts)
Selected balance sheet data
Amounts in accordance with IFRS
Property, plant & equipment	336	394	478	579	610
Cash & cash equivalents and marketable securities	564	547	487	552	584
Total assets	1,487	1,638	1,812	2,127	2,269
Debt	125	126	100	127	117
Total liabilities	274	336	384	426	448
Total provisions	392	402	436	522	563
Total shareholders’ equity	805	881	984	1,170	1,250
Number of shares outstanding at period end (in millions)	140.4	139.5	138.1	137.2	136.5
Amounts in accordance with U.S. GAAP
Total shareholders’ equity		886	973	1,159	1,261
Selected cash flow statement data
Amounts in accordance with IFRS
Net cash flow provided by operating activities	187	164	282	309	442
Net cash flow used in investing activities	(128)	(111)	(156)	(113)	(204)
Net cash flow used in financing activities	(36)	(65)	(118)	(116)	(154)

(1)	Columns may not add due to rounding.

(2)	Amounts have been restated from Deutsche Mark into euros using the official fixed conversion rate of € 1.00 = DM 1.95583. The restated euro financial information depict the same trends as would have been presented if we had continued to present our financial information in Deutsche Mark. The financial information will not, however, be comparable to the euro financial information of other companies that previously reported their financial information in a currency other than Deutsche Mark.

(3)	Includes a one-time gain in the amount of € 110 million resulting from the sale of our interest in a joint venture and a special donation of € 15 million to a charitable endowment.

(4)	Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the relevant period.

(5)	Diluted earnings per share is computed by dividing net income by the sum total of the weighted average number of shares outstanding during the relevant period, adjusted for shares issuable upon the exercise of options under stock option plans and in connection with the legal proceedings surrounding Deutsch-Atlantische Telegraphen AG (“DAT”).

(6)	Dividends are presented in the column of the year in respect of which they are declared. Dividends are paid in the year following the year in respect of which they are declared.

(7)	Does not include a one-time bonus dividend in the amount of € 0.17 per share.

(8)	Does not include a one-time bonus dividend in the amount of € 0.10 per share.

(9)	Management proposal. Our shareholders will vote on this proposal at the shareholders’ meeting to be held on May 6, 2003.

Dividends

      The following table sets forth the dividends per share paid in respect of each of the five years in the period ended December 31, 2002 in euros and in U.S. dollars. For all periods prior to January 1, 1999, we declared dividends in Deutsche Mark. In the table set forth below, we have converted these amounts into euros using the official fixed conversion rate of € 1.00 = DM 1.95583 and into U.S. dollars using the noon buying rate for Deutsche Mark per U.S. dollar on the date of the shareholders’ meeting at which the relevant dividend was approved. Conversely, for all periods after January 1, 1999, we declared dividends in euros and thus have converted them into U.S. dollars using the noon buying rate on the date of the shareholders’ meeting at which the relevant dividend was approved.

      The table does not reflect the related tax credits that were available to German taxpayers in respect of dividend payments prior to 2002. Owners of our shares who are U.S. residents should be aware that they will be subject to German withholding tax on any dividends that they receive. See “Item 10: Additional Information — Taxation”.

	Dividend per
	share

Year ended December 31,	(€)	($)

1998	0.28	0.31
1999	0.35	0.37
2000(1)	0.44	0.39
2001(2)	0.60	0.54
2002(3)	0.75

(1)	Does not include a one-time bonus dividend in the amount of € 0.17 per share.

(2)	Does not include a one-time bonus dividend in the amount of € 0.10 per share.

(3)	Management proposal. Our shareholders will vote on this proposal at the shareholders’ meeting to be held on May 6, 2003.

      Both net income distributable as dividends and net income subject to German tax are determined by our company’s unconsolidated financial statements prepared in accordance with German GAAP. German GAAP differs in a number of important respects from both IFRS and U.S. GAAP. In 2002, our company’s net income calculated in accordance with German GAAP on an unconsolidated basis was € 1,113 million. This figure reflects tax-free capital gains resulting from changes to the legal organization of our group structure in 2002. We transferred the gains realized in connection with these changes to our holding company pursuant to various profit transfer agreements between our holding company and our two divisions. Excluding the effect of these gains, our company’s net income calculated on an unconsolidated basis in accordance with German GAAP would have been € 223 million in 2002, compared with € 193 million in 2001. Because the companies that were affected by the organizational changes described above are all wholly-owned subsidiaries of our holding company, the tax-free capital gains that arose in connection with these changes do not appear in our consolidated financial statements.

Exchange Rate Information

      We publish our consolidated financial statements in euros. As used in this annual report, “euro” or “€” means the new single unified currency that was introduced in the Federal Republic of Germany and the other participating member states of the European Union on January 1, 1999. “Deutsche Mark”, “DEM” or “DM” means the sub-unit of the euro designated as such within the European Union, or, with respect to any time or period before January 1, 1999, means the lawful currency of the Federal Republic of Germany. “U.S. dollar”, “USD”, “U.S.$” or “$” means the lawful currency of the United States of America. As used in this annual report, the term “noon buying rate” refers to the exchange rate for either Deutsche Mark or euro expressed in Deutsche Mark per U.S. dollar or U.S. dollars per euro, as the case may be, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in the city of New York for cable transfers in foreign currencies.

      To enable you to ascertain how the trends in our financial results would have appeared had they been expressed in U.S. dollars, the table below shows the average noon buying rates for U.S. dollars per euro for the five years ended December 31, 2002. Since the euro did not exist prior to January 1, 1999, the exchange rates set forth in the table for periods prior to January 1, 1999 do not represent actual exchange rates between the euro and the U.S. dollar, but rather represent exchange rates calculated by multiplying the official fixed conversion rate of € 1.00 = DM 1.95583 with the applicable noon buying rates for Deutsche Mark per U.S. dollar. You should note that the exchange rate trends between the U.S. dollar and the Deutsche Mark reflected in the table below may be different from the exchange rate trends that would have existed between the U.S. dollar and the euro had the euro been in existence during all relevant periods and had actual exchange rates been available for these periods. The averages set forth in the table below have been computed using the noon buying rate on the last business day of each month during the periods indicated.

Year ended December 31,	Average

1998	1.1136
1999	1.0588
2000	0.9209
2001	0.8909
2002	0.9495

      The following table shows the noon buying rates for U.S. dollars per euro for the six months ended March 31, 2003:

Month	High	Low

October 2002	0.9881	0.9708
November 2002	1.0139	0.9895
December 2002	1.0485	0.9927
January 2003	1.0861	1.0361
February 2003	1.0875	1.0708
March 2003	1.1062	1.0545

      On April 23, 2003, the noon buying rate was $ 1.0949 per € 1.00.

      Since the beginning of 1999, our shares have been traded on the Frankfurt Stock Exchange in euros. We expect that fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro price of our shares on the Frankfurt Stock Exchange and as a result are likely to affect the market price of our American Depositary Shares (“ADSs”) on the New York Stock Exchange. In addition, you should note that any cash dividends that we may declare in the future will be denominated in euros. Therefore, exchange rate fluctuations between the euro and the U.S. dollar will affect the U.S. dollar amounts that the holders of our ADSs will receive upon the conversion of any cash dividends that we may pay out on the shares represented by these ADSs.

      A substantial proportion of our assets, liabilities, revenues and expenses are denominated in currencies other than the euro. Accordingly, fluctuations in the value of the euro relative to other currencies can have a significant effect on the translation into euro of our non-euro assets, liabilities, revenues and expenses. For further information on the impact of fluctuations in exchange rates on our operations, see “Item 11: Quantitative and Qualitative Disclosures About Market Risk”.

Risk Factors

      Our business, financial condition and results of operations may suffer material adverse effects due to any of the following risks. Additional risks not known to us or that we now consider immaterial also may adversely affect our business.

     Risks Related To Each Of Our Businesses

Because the industries in which we operate are characterized by constant innovation and technological change, our success depends upon our continued ability to develop and market innovative products on a cost-effective basis. If we fail to do so, we may be unable to capture additional market share or may lose market share.

      We operate in the pharmaceuticals and the specialty chemicals industries, both of which are highly competitive and are characterized by intensive research efforts and rapid technological change. Our success is highly dependent on our ability to discover, develop and manufacture new and innovative products on a cost-effective basis and to market them successfully. In doing so, we face and will continue to face intense competition from a variety of competitors, ranging from small niche companies to large national and international conglomerates. Based on total assets and annual revenues, we are significantly smaller than many of our competitors, which often have substantially greater financial, R&D and sales and marketing resources than we do. In addition, we may be less experienced than many of the larger companies competing with us. As a result, our competitors may succeed in developing and manufacturing products that are superior to our own products or that the market perceives to be more attractive. If this happens, our products may become uncompetitive and we may be unable to capture additional market share or may lose market share. In light of the ongoing consolidation of the industries in which we operate, we expect that the competitive pressures to which we are subject will increase in the future.

Because we depend on key management, scientific and technical personnel, our ability to compete would suffer if we were unable to hire and retain qualified employees.

      Our success depends upon the continued contributions of our key management, scientific and technical personnel, many of whom have substantial experience with our company and would be difficult to replace. Competition for qualified personnel is intense in the industries in which we operate, and particularly so in the pharmaceuticals industry, and we may be unable to attract the highly qualified employees that our business requires. If we lose the services of our key management or scientific and technical personnel or do not succeed in attracting highly qualified personnel in the future, our business may be hurt by a reduced ability to compete in the rapidly evolving markets in which we operate.

We operate in many different countries around the world. As a result, fluctuations in the exchange rates between these countries could adversely affect our results of operations and reduce our ability to price our products competitively.

      Due to the international scope of our operations, our net sales and earnings may be affected by fluctuations in exchange rates, particularly between the euro and the U.S. dollar. An increasing proportion of our sales is made in markets outside the European Union by our local subsidiaries or through distribution arrangements. As a result, fluctuations between the euro and the currencies in these markets may cause our reported revenues to vary significantly from period to period. For example, any depreciation of the U.S. dollar against the euro would have a negative impact on our reported sales of Pantoprazole, which is currently our most important product, in the United States. At the same time, a substantial proportion of our operating costs continues to be linked to the euro. Accordingly, exchange rate fluctuations may also affect our profitability from period to period.

      You should note that we do not hedge our exchange rate exposure centrally. Instead, each of our subsidiaries is responsible for managing its own exposure. Therefore, any impact that fluctuations in the exchange rates between the euro and other currencies may have on our revenues and our profitability substantially depends on the success of the hedging activities of our local operating subsidiaries.

      In addition to influencing our reported net sales and earnings, exchange rate fluctuations may also impact our competitive position in countries whose currencies fluctuate against the euro. Historically, the weakness of the euro vis-à-vis the U.S. dollar and currencies linked to the U.S. dollar has afforded us greater pricing flexibility in the United States and other countries, which in turn has improved our competitive position and our profitability vis-à-vis our U.S. competitors. Recently, however, the euro has strengthened relative to the

U.S. dollar, which has benefited our U.S. competitors, reduced our own pricing flexibility and adversely affected our profitability.

Our business will suffer if we are unable to obtain and defend intellectual property rights or if we do not gain access to, or are accused of infringing on, the intellectual property rights of others.

      Our ability to remain competitive and to capture additional market share depends in part on our ability to obtain and defend patents, trademarks and other forms of intellectual property protection for our products, our development and manufacturing processes and our know-how. While we intend to prosecute patents aggressively, the process of obtaining patents is lengthy and expensive. There can be no assurance that patents will be granted in connection with any of our currently pending or future applications or that they will be valid and of sufficient scope and strength to provide us with meaningful legal protection or any commercial advantage. In addition, intellectual property protection may be unavailable or limited in some of the countries in which we do business. Furthermore, a substantial portion of our know-how is not eligible for patent or comparable forms of intellectual property protection. To protect this type of information against access by competitors, we rely on trade secret law and frequently enter into confidentiality agreements with our employees, customers and partners. These agreements may be unenforceable, however, and the remedies available to us for breaches may be inadequate. Likewise, our competitors may gain access to our know-how by lawful means, for example, by reverse engineering or by independently developing the same know-how, which would destroy any advantage that our know-how may afford us.

      Our competitive position may also suffer if competitors come up with products, development or manufacturing processes or know-how that is protected by patents, trademarks, licenses or other forms of intellectual property protection. Technologies over which our competitors hold intellectual property rights may either be unavailable to us or be available to us only on unfavorable terms. To gain access to such technologies, we sometimes enter into licensing arrangements with third parties. If our licensing partners were to terminate the licenses that we have obtained from them or if we are unable to obtain licenses on commercially favorable terms in the future, our ability to develop, manufacture and market our present and future products may be impaired.

      While we seek to protect our trademarks, which include the names of many of our key products, by filing for trademark protection in most of the countries where we sell these products, you should note that trademark protection consists primarily of a right to sue against infringing uses of a mark and, in order to be effective, requires extensive policing. If we fail to detect instances of infringement or if we do not succeed in defending our trademarks in court, our reputation with our customers and our ability to protect our trademarks in the future may be harmed.

      It may become necessary for us to enforce our patents, trademarks, licenses and other forms of intellectual property protection and to protect our trade secrets by taking legal action or to engage in litigation in order to defend ourselves against claims of alleged infringement of someone else’s intellectual property brought against us by third parties. For example, in 1995, AstraZeneca PLC sued us, alleging that our gastrointestinal therapeutic Pantoprazole infringes that company’s omeprazole patents. While we successfully settled this claim in a manner favorable to us, there can be no assurance that we will also be able to settle other claims brought against us by third parties in the future. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in costly and time-consuming litigation and may be prevented from, or experience substantial delays in, marketing our existing pharmaceuticals and launching new ones. Any of these events could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Because our operations are subject to numerous environmental laws and regulations, we could become exposed to liability and be required to spend substantial amounts in connection with environmental compliance or remediation proceedings.

      Our operations are subject to numerous environmental laws and regulations in all of the jurisdictions in which we operate governing, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and groundwater contamination. As with other companies engaged in activities similar to ours, we face a risk of environmental liability inherent in our current and historical manufacturing activities. While we do not believe that any currently anticipated environmental compliance and remediation requirements are likely to have a material adverse effect on our business, financial condition or results of operations, we may be forced to incur substantial expenses in connection with future environmental compliance or remediation proceedings, in which case our results of operations and financial condition may be materially adversely affected.

We may be faced with product liability claims, which could impair our reputation in the marketplace and hurt our profitability.

      Although we maintain a comprehensive quality assurance program, there remains a risk that defects may occur in any of our products. The occurrence of such defects could give rise to liability for damages, including consequential and punitive damages, and could, by impairing our reputation, reduce the market’s acceptance of our products.

      To reduce our exposure to the aforementioned risks, we maintain an insurance policy covering product liability claims. There can be no assurance, however, that our insurance policy will be adequate and sufficient to cover all product liability claims that may be brought against us or that we will be able to obtain adequate insurance coverage on commercially reasonable terms in the future. A successful product liability claim in excess of our coverage could require us to pay substantial amounts in damages. In addition, our insurance policy does not protect us against reputational harm that we may suffer if the market perceives our products as unsafe or ineffective.

Our business may suffer as a result of volatility in different parts of the world.

      We operate on a global basis. Our business is therefore subject to a variety of risks inherent in conducting international operations, each of which could adversely affect our business and results of operations. These risks include:

•	Wars, terrorist attacks and other hostilities;

•	Instability of foreign governments;

•	Changes in domestic or foreign laws or policies affecting international trade and foreign investment; and

•	Varying practices of the regulatory, tax, judicial and administrative bodies in the jurisdictions in which we operate.

Risks Related To Our Pharmaceuticals Business

Because we depend on the sale of a limited number of key products to generate a substantial proportion of our revenues, factors adversely affecting the sale of these products could materially harm our revenues and results of operations.

      As with other companies in the pharmaceuticals industry, our pharmaceuticals division depends on sales of certain key products that account for a substantial portion of its revenues. For example, in 2002, our net sales of Pantoprazole, a proton pump inhibitor (“PPI”) that we offer for the treatment of ulcers and reflux disease, accounted for 51.9% of the net sales of our pharmaceuticals division, or 37.0% of our overall revenues. We expect that Pantoprazole will continue to account for a substantial proportion of our revenues in future periods. While we plan to launch additional products over the next several years, we expect to continue to depend on a limited number of key products for the foreseeable future.

      As a result of our dependence on key products, factors adversely affecting the sale of any of these products could materially adversely affect our revenues and results of operations. These factors include:

•	Competition from generic versions of branded pharmaceuticals once the term of patent protection for the original branded pharmaceuticals has expired;

•	Competition from other branded pharmaceuticals that may be equivalent or superior to our own products or that the market perceives to be more attractive;

•	Technological advances;

•	The marketing strategies of our competitors;

•	Supply chain interruptions;

•	Work stoppages;

•	Changes in prescription practices;

•	Changes in the reimbursement policies of third-party payors; and

•	Product liability claims.

      Pantoprazole, in particular, faces competition from various other PPIs, including therapeutics marketed by AstraZeneca and TAP Pharmaceutical Products Inc. AstraZeneca’s PPI is based on a substance called omeprazole. Patent protection of omeprazole has expired in Germany and other European countries. In the United States, the substance patent for omeprazole expired in April 2001. Recently, a U.S. court permitted Kremers Urban Development Co. (“KUDCo”), which is a wholly owned subsidiary of Schwarz Pharma Inc., to market a generic version of omeprazole in the United States. We expect that other companies will launch omeprazole-based drugs in the future as well. For example, the Procter & Gamble Company (“P&G”) has announced that it intends to offer an over-the-counter (“OTC”) version of omeprazole, which, unlike Pantoprazole, will be available to patients without a prescription. The launch of generic omeprazole in the United States has resulted in increased competition to PPIs, including Pantoprazole, in the U.S. market and may lead to downward price pressure. Pantoprazole sales continued to rise in the United States in 2002. At the end of 2002, however, we experienced a decline in the drug’s share of new prescriptions for PPIs in the U.S. market. While we believe that this development is merely a temporary reaction by the market to the introduction of generic omeprazole, consistent with the experience of other manufacturers of branded pharmaceuticals, we cannot rule out that we will experience similar declines in the future, as other manufacturers of generic omeprazole enter the market. In addition, Pantoprazole faces competition from Nexium, a drug based on a substance called esomeprazole, which AstraZeneca is marketing as a successor therapeutic for the treatment of ulcers and reflux disease. If this marketing campaign is successful, the ability of Pantoprazole to capture market share could be adversely affected.

We depend on Wyeth, Inc. (“Wyeth”) for the marketing and distribution of Pantoprazole in the United States. If Wyeth were to devote insufficient resources to the marketing of Pantoprazole or if we were to lose Wyeth as a partner, our sales of Pantoprazole would be adversely affected.

      We market Pantoprazole in the United States exclusively through Wyeth Pharmaceuticals, the pharmaceuticals division of Wyeth, Inc. Accordingly, the revenues that we derive from Pantoprazole in the U.S. market materially depend on the resources that Wyeth devotes to the marketing of this therapeutic. While our distribution arrangement with Wyeth requires Wyeth to use commercially reasonable efforts to sell Pantoprazole, there can be no assurance that Wyeth’s marketing efforts will be successful. In addition, Wyeth is entitled to terminate its distribution agreement with us in certain circumstances, including when a third party commences legal action against Wyeth alleging patent infringement and, following the fifth anniversary of the date of approval by the U.S. Food and Drug Administration (“FDA”) of the first Pantoprazole-based product, without cause upon one year’s prior written notice. If Wyeth terminates the contract for reasons other than because we become insolvent or commit a material breach of the agreement, it is required to transfer all of its rights pertaining to Pantoprazole and to products based on this substance, including any regulatory approvals that it has obtained, to us. See “Item 10: Additional Information — Material Contracts” for a summary of the terms of our agreement with Wyeth. If we were to lose Wyeth as a distribution partner, we would be forced to find a suitable replacement. If we experience delays in finding such a replacement, our ability to sell Pantoprazole in the United States, which accounts for a substantial and increasing proportion of our Pantoprazole sales worldwide, would suffer, and, accordingly, our results of operations would be adversely affected.

Due to the inherent unpredictability of the process underlying the development of new pharmaceuticals, there can be no assurance that we will be able to successfully and timely launch new drugs and other pharmaceutical products.

      A critical element of our future success is the successful and timely commercial launch of new products. To this end, we devote substantial resources to research and development and have a number of promising candidates for new therapeutics in our pipeline, including a potential next-generation drug for indications similar to those of Pantoprazole and several candidates for the treatment of asthma and other respiratory tract diseases. Because of the complexities and uncertainties associated with pharmaceutical research, however, we cannot be certain that any of these drug candidates will survive the development process and ultimately obtain the regulatory approvals needed in order to be launched commercially. While some of them are in advanced stages of clinical testing and appear to have desirable therapeutic profiles, adverse clinical and toxicological results remain possible at any time. For example, we were recently forced to abandon our plans to market Pumafentrine, a drug candidate that we were in the process of developing for the treatment of various lung diseases, after Phase II clinical studies showed unsatisfactory results. If we are unable to successfully launch new products, our business, financial condition and results of operations could suffer.

We may be unable to expand into the U.S. market, or our expansion may be delayed, each of which would limit our growth opportunities.

      A key element of the growth strategy of our pharmaceuticals division is our plan to expand into the United States. The United States is the biggest pharmaceuticals market in the world and offers the greatest growth opportunities for our business. We plan to accomplish our expansion into the U.S. market with the assistance of experienced co-promotion partners and by exploiting the launch of certain of our pipeline drugs, including Ciclesonide, which we will market under the name Alvesco®, and Roflumilast, two therapeutics that we are developing for the treatment of respiratory tract indications, to gradually build up our own sales and marketing organization for innovative therapeutics in the United States. This new sales and marketing organization will supplement our existing U.S. operations for branded generics and certain other types of pharmaceuticals. If, however, either of Ciclesonide or Roflumilast does not make it to market or does not generate sufficient demand or if we lose our co-promotion partners for these drugs and are unable to find suitable replacements or experience delays in finding replacements, we may be unable to enlarge our operations in the U.S. market or may experience delays in doing so. If we do not succeed in securing a strategic position in this or other international markets, the growth of our business may be adversely affected. In addition, we may be unable to recover investments that we have already made in these markets.

Because our business is subject to extensive governmental regulation, including price controls, our ability to market our products is subject to administrative constraints over which we have only limited influence.

      The development, manufacture and marketing of pharmaceuticals is subject to extensive governmental regulation. Regulatory approval is required in each jurisdiction in which we operate before any dosage form of any new pharmaceutical, including an off-patent equivalent of a previously approved pharmaceutical, may be marketed in that jurisdiction. The process for obtaining governmental approval to market pharmaceuticals is rigorous, time-consuming and costly, and it is impossible to predict the extent to which this process may be affected by legislative and regulatory developments. We currently have several drug candidates in various stages of the approval process in the United States, the European Union and Japan. If we fail to obtain, or experience delays in obtaining, regulatory clearance to market new pharmaceuticals or existing pharmaceuti-

cals for new indications or if we experience any other regulatory impediments, our results of operations may be adversely affected. Even after a pharmaceutical has been approved, it may be subject to regulatory action based on newly discovered facts concerning its safety or efficacy. Any such regulatory action may adversely affect the marketing of our pharmaceutical products, require changes to their labeling and even force us to withdraw them from the market altogether.

      In addition to the need for obtaining regulatory approval to market new products, we are subject to price controls imposed by local governments and health care providers and in some markets need to obtain special approval before patients are entitled to be reimbursed for purchasing our products. The existence of price controls can limit the revenues that we earn from our products and thus could also have an adverse effect on results of operations. The way in which price controls operate varies by country and can cause substantial disparities in the price levels prevailing in different markets. Many governments and private medical care providers, such as Health Maintenance Organizations (“HMOs”) and social security organizations, have recently introduced or are currently in the process of introducing reimbursement schemes that favor the replacement of branded pharmaceuticals by cheaper generic pharmaceuticals. In Germany, the government initially refrained from introducing price regulations for ethical therapeutics after the German association of pharmaceuticals manufacturers agreed to make a solidarity payment, to which we contributed € 4 million, to the government health insurance system. Following the general elections held in Germany in September 2002, however, the German government has submitted new proposals for price regulations. These proposals include the introduction of reference prices for patent-protected drugs. As a result of the changing regulatory environment, starting January 1, 2003, the pharmaceutical industry in Germany is required to grant to German social security funds (which are the main purchasers of drugs in the German health care system) discounts of 6% off the list price for most ethical therapeutics. In the United States, generic substitution statutes, which permit or require dispensing pharmacists to hand out less expensive generic drugs instead of the original ethical drug, have been enacted by virtually all states. In addition, the current debate over Medicare reform could increase pricing pressures in the U.S. market in the future. If Medicare reform were to result in the provision of outpatient pharmaceutical coverage for beneficiaries, the U.S. government could use its purchasing power to demand discounts from pharmaceutical companies, thereby creating de facto price controls on prescription drugs. As a result, we expect that pressures on pricing and our operating results will continue.

As part of our plans to expand our pharmaceuticals business, we expect to make substantial investments in therapeutic areas in which we have limited experience, such as oncology. If we are unable to develop new drugs in these areas, we may be unable to recoup our investments.

      Our medium- to long-term goal is to expand our pharmaceuticals business by entering markets in which we are currently not active. One such market that we may decide to enter is the oncology market, which we expect will grow substantially in the future. We have recently commenced basic oncological research and entered into R&D collaborations with third parties, and we intend to make further investments related to oncology over the next several years. In addition, we may decide to enter other therapeutics markets, which may require us to make similar investments. Investments of this sort frequently involve significant cash expenditures, for example in connection with hiring qualified scientists, conducting R&D projects and making desirable acquisitions. In addition, you should note that we have limited experience with respect to therapeutics that we do not currently offer. As a result, there can be no assurance that we will be successful in developing, manufacturing and marketing therapeutics for new markets or integrating them with our existing portfolio at all or within a timeframe that will enable us to recoup our initial investments. Any of these risks may ultimately have an adverse impact on our business, financial condition and results of operations.

Our R&D strategy involves creating and maintaining alliances and other collaborative arrangements with third parties, and any inability to find suitable collaborators may adversely affect our ability to develop new pharmaceuticals.

      Our continued success will in part depend on our ability to establish new and to maintain existing collaborations, alliances and licensing arrangements with third parties, especially with biotech companies.

Collaborations with companies and other entities that have expertise in biotechnology and genetic research are of particular importance to our plans to supplement the existing franchises of our pharmaceuticals business with therapeutics for oncological indications. We may not be able, however, to establish such collaborations on terms that are acceptable to us or at all. Moreover, in view of the ongoing consolidation of the biotech industry, we may experience greater difficulty finding suitable partners in the future, as a number of smaller companies, which would be candidates for collaborations, become part of larger conglomerates that compete with us and that may be unwilling to grant us access to attractive technologies on commercially favorable terms or at all. In addition, we have no control over the amount and timing of resources that our partners devote to our programs. If we are unable to form or maintain alliances or our partners fail to assist us with our R&D efforts, our business may be harmed and our results of operations may be adversely affected.

Risks Related To Our Chemicals Business

Demand for our products could suffer as result of periodic downturns.

      Because the specialty chemicals that we offer are used in a wide variety of downstream industries served directly or indirectly by us, including the automotive, construction, electrical appliances and packaging industries, our results are affected by the business cycles experienced by these industries. While we seek to reduce our exposure to these cycles by focusing on complementary geographic and product markets, there is no assurance that we will be successful in insulating our chemicals business from downturns experienced by the industries that it serves. In addition, we are not immune to negative economic developments affecting more than one of these industries, such as the current global economic slowdown. In 2002, the adverse economic environment in the United States led to a decline in our net sales in the U.S. market. Economic downturns can lead to overcapacity, oversupply, price pressure, reduced growth and lower margins, each of which could adversely affect our business and results of operations.

Our results may suffer if we are unable to offset increases in raw material prices or pass them on to our customers.

      Raw material costs account for a significant portion of our cost of sales. The prices and availability of the raw materials that we use in our chemicals business vary with market conditions and can be highly volatile. If we are unable to compensate for increasing raw material prices by achieving cost savings in other areas or to pass such increases on to our customers or if the prices for our products decrease faster than raw material prices, our profitability may be hurt. In 2002, we were able to offset rising raw materials prices, especially for petroleum derivatives, by streamlining our procurement processes and substituting cheaper raw materials for more expensive ones. Nevertheless, there have been periods in the past during which we were unable to do so, and we expect that similar situations may arise in the future. Therefore, you should be aware that any movements in the level of the raw material prices that we use in our chemicals business may have a material impact on our business, results of operations and financial condition.

Our growth depends in part on our ability to acquire and successfully integrate companies into our existing organization.

      A key element of the growth strategy of our chemicals division is to supplement our internal growth with strategic acquisitions of businesses and technologies that we consider capable of complementing or enhancing our existing products or of providing us with access to new markets. As a result, if we are unable to identify suitable acquisition targets, our growth prospects may suffer. In addition, in pursuing acquisitions, we may face competition from other companies operating in the specialty chemicals and related industries. Our ability to make acquisitions may be limited also by applicable antitrust, anti-takeover and other regulations in the United States, the European Union and any of the other jurisdictions in which we do business. If any of these risks materializes, we may be unable to make desirable acquisitions or to complete them on terms attractive to us. If that occurs, our ability to grow in certain of our business areas may be adversely affected.

      To the extent that we are successful in making acquisitions, we may have to expend substantial amounts of cash, incur debt, assume loss-making business units and incur other types of expenses. We may also face difficulties in successfully integrating targets into our existing organization. Each of these risks may have an adverse effect on our business, financial condition and results of operations.

Risks Related To Investments In Our Company

Because we and our directors and officers are located in Germany, it may be difficult for you to sue these persons in the United States or to enforce judgments by U.S. courts against them.

      We are a corporation organized under the laws of the Federal Republic of Germany, and certain of our directors and executive officers are residents of Germany. In addition, a substantial portion of the assets owned by us and the aforesaid individuals is located outside the United States. As a result, it may be difficult or impossible for you to effect service of process upon us or any of the aforesaid persons within the United States with respect to matters arising under the U.S. federal securities laws or to enforce against us or any of such persons judgments of U.S. courts predicated upon the civil liability provisions of the U.S. federal securities laws. We have been advised by counsel that it is doubtful as to whether original actions of liabilities predicated on the U.S. federal securities laws may be enforced in Germany and that in Germany both recognition and enforcement of court judgments with respect to the civil liability provisions of the U.S. federal securities laws are solely governed by the provisions of the German Civil Procedure Code (Zivilprozessordnung or ZPO). In some cases, especially when the relevant statutory provisions of German law do not recognize the international jurisdiction of a U.S. court or the judgment conflicts with certain basic principles of German law (e.g., the prohibition of punitive damages and limited pre-trial discovery), a U.S. judgment might not be recognized by a German court. Service of process in U.S. proceedings on persons in Germany, however, is regulated by a multilateral treaty guaranteeing service of writs and other legal documents in civil cases if the current address of the defendant is known.

Item 4:	Information on the Company

Introduction

      We are a globally operating, fast-growing company that develops, manufactures and markets innovative pharmaceutical and chemical products for a range of targeted, highly specialized applications. In 2002, we reported net sales of € 2,609 million, 81.2% of which were generated outside of our home market Germany, and operating income of € 538 million.

      Over the last five years, our business has on average experienced double-digit annual revenue growth. During the same period, our operating income has grown substantially faster than our net sales, leading to consistently improved profit margins. We believe that this development is a result of our strategic focus on the pharmaceuticals and specialty chemicals markets and the continuous international expansion of our business. In recent years, much of this development has been driven by Pantoprazole, our innovative therapeutic product for the treatment of reflux disease as well as gastric and duodenal ulcers.

      The following table provides a breakdown of our net sales and shows our operating income for the three years ended December 31, 2002:

Results of Operations

	2000	2001		2002	CAGR(1)

	(€ in millions, except %)				(%)
Net sales
Pharmaceuticals	1,262	1,591		1,861	22.0
Chemicals	666	717		748	10.7

Total	1,928	2,308		2,609	18.3

Operating income	309	520	(2)	538	38.0
As % of net sales	16.0	22.5	(3)	20.6

(1)	The Compound Annual Growth Rate (“CAGR”) measures the average annual growth of a line item over the period for which data is shown in the table.

(2)	Includes a one-time gain in the amount of € 110 million resulting from the sale of our interest in a joint venture and a special donation of € 15 million to a charitable endowment. Excluding these items, our operating income in 2001 would have been € 424 million.

(3)	Excluding the items described in note (2) above, our operating income, expressed as a percentage of net sales, would have been 18.4% in 2001.

      For a description of our principal capital expenditures over the last three years, see “Item 5: Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

      Our pharmaceuticals division is committed to developing innovative therapeutics for the global pharmaceuticals markets with a strategic focus on unmet medical needs in the gastrointestinal and respiratory tract areas. Our pharmaceuticals business is currently mainly driven by Pantoprazole. We market Pantoprazole in virtually all regions of the world with the exception of Japan. The main markets for the drug are the United States and Europe. Pantoprazole has been chiefly responsible for the growth of our pharmaceuticals division in recent periods, and we expect that it will continue to be a key revenue driver for at least the next several years. In addition, our R&D pipeline currently contains several promising candidates for the treatment of asthma and other respiratory tract diseases. These candidates are in advanced stages of clinical development. In addition, we offer imaging reagents and an assortment of over-the-counter (“OTC”) therapeutics, which are drugs that are available to patients without prescription. Prior to the sale of substantial parts of our diagnostics business to DiaSorin s.r.l, at the end of December 2002, we also offered medical devices and reagents for diagnostic purposes.

      Our chemicals division offers a portfolio of innovative high quality specialty chemicals, including additives and measuring instruments, can and coil coatings and sealing compounds, and electrical insulation coatings for use in a wide range of downstream applications. In light of the highly application-specific nature of the specialty chemicals that we offer, we maintain close contact with our customers and constantly aim to develop, manufacture and market products that respond to their specific requirements. We believe that our customer-oriented approach has enabled us to achieve leading positions in the niche markets that we serve as well as revenue growth and margins above the average of our peers.

      At December 31, 2002, we operated in over 30 countries worldwide and employed 9,853 people, of whom 18.2% worked in research and development. We believe that our commitment to the international expansion of our business and to R&D will enable us to capture future growth opportunities in the pharmaceuticals and specialty chemicals industries in our various targeted markets.

      We are incorporated as a stock corporation under the laws of the Federal Republic of Germany and began operations as a separate legal entity in 1977 following our spin-off by VARTA AG. The commercial name of our company is ALTANA Aktiengesellschaft. Our principal executive offices are located at Am Pilgerrain 15, D-61352 Bad Homburg v. d. Höhe, Germany, and our telephone number is ++49 (0) 6172-1712-0.

Strategy

      Our group mission, which serves as a guiding principle for both our divisions, is to increase shareholder value through sustained profitable growth by developing, manufacturing and marketing innovative products in selected high-margin areas and expanding our operations internationally. We are committed to fully exploiting the opportunities of emerging technologies by investing a substantial amount of our annual earnings in R&D and to enlarging our presence in all important international markets, particularly the United States.

      We measure our success in creating shareholder value by reference to sustained levels of growth in earnings, annual dividends and market capitalization. To focus our efforts on these criteria of success, we have sought to align the interests of our management and employees with those of our shareholders by implementing stock-based compensation programs. Starting in 1999, we have launched annual stock option plans that are open to our management board, senior executives and certain other key employees. In 2000, we expanded the opportunities for our employees to share in the success of our company by launching the ALTANA Investment program, an annual share ownership plan that enables those of our employees who are not eligible to participate in our other stock option plans to purchase shares of our company on preferred terms. In 2001, we took a further step in this direction by enlarging the scope of eligibility for our stock option plan for key executives to include other high-potential employees.

      In connection with our company’s 25th anniversary in 2002, we launched an extensive campaign to increase the profile of ALTANA both in the markets in which we operate and among our investors and the financial community. As an integral part of our efforts to establish ALTANA as a brand, we renamed our two divisions ALTANA Pharma and ALTANA Chemie, respectively. We intend to use the ALTANA brand to market the products of our pharmaceuticals division on a worldwide basis and intend to take measures to raise the awareness of our brand among our chemicals customers as well. One of the high points of this campaign was our listing on the New York Stock Exchange (“NYSE”) on May 22, 2002. This step has helped us increase our profile in the United States, which is the world’s largest pharmaceuticals and specialty chemicals market and at the same time the market that is most important to our business. In addition, the listing has broadened our U.S. shareholder base and further enhanced the quality and frequency of our dialogue with the international financial community. We believe that our status as a company listed on the NYSE has improved our ability to attract and retain high caliber talent in the United States by offering attractive stock-based compensation programs and permits us to use our shares as a currency for possible acquisitions in the future.

      A few months after our listing on the NYSE in May 2002, Deutsche Boerse AG decided to admit us to the DAX index, effective September 23, 2002. The DAX is the most important German stock market index, comprising Germany’s 30 leading stock exchange listed companies. As is the case with our listing on the NYSE, we believe our admission to the DAX has improved our standing in the financial community.

      In addition to our overall group strategy, we have also formulated more detailed strategies for each of our two divisions.

      In our pharmaceuticals division, our strategy is to:

•	Develop innovative therapeutics in high-growth areas. To capitalize on opportunities in the worldwide pharmaceuticals markets, we concentrate our efforts on the discovery and development of innovative therapeutics in those areas that we believe offer the highest growth potential. Our current focus is on expanding our successful gastrointestinal franchise by exploiting the expertise that we have gained through the development of Pantoprazole, while strengthening our respiratory tract franchise. To this end, we are actively developing next-generation therapeutics for the treatment of ulcers and acid reflux disease and are in the process of finalizing the development of several innovative drugs for the treatment of asthma and other diseases of the respiratory tract. Two of our most promising candidates in this area, Ciclesonide, which we will market under the name Alvesco®, and Roflumilast, are currently undergoing Phase III clinical trials. Our medium- to long-term goal is to supplement our existing franchises by entering the oncology market, which we expect will grow substantially in the future. Consistent with our strategy to concentrate on those segments of the pharmaceuticals markets that offer the greatest growth potential, we have recently disposed of a substantial part of our diagnostics business.

•	Expand our business internationally, particularly in the United States, to capture growth opportunities in the global pharmaceuticals markets. International markets already account for more than 75% of the net sales of our pharmaceuticals division. We consider the further internationalization of our business a key element of our growth strategy. As a result of the successful launch in May 2000 of our gastrointestinal drug Pantoprazole in the United States, we were able to more than double our sales in this important market in 2000 and achieve further substantial increases in 2001 and 2002. In 2002, our U.S. pharmaceutical sales amounted to € 547 million, representing approximately 29.4% of the total net sales of our pharmaceutical division in this period. To solidify and expand our position in this and other important international markets, we aim to increase our visibility by entering into co-promotion arrangements with established distribution partners and by exploiting the launch of our pipeline drugs to gradually build our own sales and marketing organizations for innovative pharmaceuticals in the U.S. and other overseas markets. In addition, we plan to create and expand our own research, clinical development and regulatory affairs facilities in overseas locations, especially in the United States and Japan.

•	Focus on R&D. We believe that the foundation of our long-term growth strategy is our continued emphasis on R&D with a special focus on therapeutics, the strategic core of our pharmaceuticals business. In addition, we intend to expand the depth and scope of our R&D activities by entering into strategic collaborations with third parties active in biotechnology and molecular science with a view to enhancing our R&D efforts in the areas of genomics and proteomics. To fully exploit the fruits of our research, we complement our own efforts by entering into co-development arrangements with third parties. We also develop drugs on the basis of technologies licensed from third parties. See “— Pharmaceuticals — Research and Development — R&D strategy” for more information on our R&D strategy.

      In our chemicals division, we seek to:

•	Market comprehensive customer-oriented solutions. In our chemicals business, we provide our customers with comprehensive solutions that combine specialized chemical products with technical advice and assistance regarding their adaptation and integration into our customers’ manufacturing processes. To this end, we typically market our products on a decentralized basis and maintain customer service facilities in proximity to our customers’ premises. We believe that this strategy enables us to add substantial value to our customers’ products and their manufacturing efforts. Our customer-driven philosophy has enabled us to achieve leading positions in terms of innovation, quality and service in a number of selected markets. In addition, because our customers pay us primarily for the performance of our products, rather than the chemical substances of which they consist, our ability to offer comprehensive solutions has allowed us to attain higher profit margins than many of our peers.

•	Maintain an innovative portfolio of technologically superior products. We believe that our focus on developing innovative products has earned us an industry-wide reputation as a supplier of technologically advanced specialty chemicals. We intend to build upon this reputation by continuing to spend substantial resources on R&D. To ensure that our R&D efforts are at all times geared towards improving the performance of our products, all our R&D projects are carried out in close cooperation with our sales and service organization. This approach, which we believe distinguishes us from our competitors, enables us to collaborate with our customers and to constantly adapt the focus of our efforts in response to their needs.

•	Focus on selected niche markets. We seek to achieve a leading position in each of our targeted markets through innovation, quality and service. A key element of our strategy is to focus on markets that are too small as to form a core business of our larger competitors and yet too complex to be serviced by smaller companies, which typically have insufficient resources to meet the market’s expectations in terms of R&D and international scope. In selecting markets to enter, we aim to maintain a strategic portfolio of downstream markets that allows us to supply a wide array of complementary industries. We believe that this approach enables us to diversify our risk by reducing our exposure to the business cycles of individual markets.

•	Supplement organic growth with acquisitions of selected targets. In furtherance of our strategic goal to maintain and expand our leading position in selected markets of the specialty chemicals industry, we have historically relied on a combination of organic growth and selective acquisitions, and we intend to continue to pursue this strategy in the future. In selecting acquisition targets, we focus on the potential for synergies, the availability of experienced and competent management and the willingness and ability of the target to accept our corporate culture and our focus on serving our customers.

Pharmaceuticals

Overview

      We develop, manufacture and market a wide range of pharmaceutical products, with a focus on innovative therapeutics. In addition, we offer imaging reagents and OTC drugs. Prior to the sale of substantial parts of our diagnostics business to DiaSorin s.r.l, at the end of December 2002, we also offered medical devices and reagents for diagnostic purposes. We benefit from an extensive product portfolio, with particular strengths in the areas of gastrointestinal, respiratory and cardiovascular therapies, and market our pharmaceuticals internationally, mainly in the United States, Germany and other countries in Europe, as well as in Latin America. The strength of our portfolio has enabled our pharmaceuticals division to increase its net sales substantially in recent years.

      In 2002, our pharmaceuticals division generated net sales of € 1,861 million, an increase of 17.0% compared with 2001. The chart below provides a breakdown of our pharmaceuticals net sales by geographic region for the three years ended December 31, 2002:

Pharmaceutical Net Sales by Geographic Region

      A substantial portion of the North American growth of our business derives from the successful launch of Pantoprazole in the United States in May 2000. We expect the proportion of our net sales accounted for by sales to North America to increase in future years thanks to Pantoprazole and new pharmaceuticals currently under development. The increase in our pharmaceuticals net sales in Europe reflects the continued success of Pantoprazole in the European markets. The decrease in Latin America is due primarily to the economic crises in Argentina and Brazil. As a result of the international dimension of our business, our results of operations are materially affected by exchange rate fluctuations in any given period, especially by changes in the exchange rate between the euro on the one hand, and the U.S. dollar and currencies linked to the U.S. dollar on the other hand. See “Item 3: Key Information — Risk Factors — Risks Related To Each Of Our Businesses — Exchange Rate Fluctuations Could Affect our Results of Operations and Reduce our Ability to Price our Products Competitively” for more information on our exchange rate exposure.

      In 2002, our pharmaceuticals division comprised four business areas:

•	Therapeutics, comprising prescription drugs for gastrointestinal, respiratory tract and cardiovascular indications as well as a variety of other therapeutics;

•	Diagnostics, comprising laboratory diagnostic systems and reagents for in vitro applications;

•	Imaging, comprising diagnostic reagents, such as contrast media, for in vivo applications; and

•	OTC, comprising drugs, tonics, vitamins and medical accessories that patients may purchase over-the-counter without the need to obtain a prescription.

      In addition, we generate limited revenues from other sources, mainly from contract manufacturing on behalf of third parties.

      At the end of December 2002, we sold substantial parts of our diagnostics business to DiaSorin s.r.l., while retaining certain diagnostic technologies that are directly relevant to our pharmaceuticals research. Accordingly, effective January 1, 2003, we changed the presentation of our pharmaceuticals business for future periods. Going forward, we will present our pharmaceuticals business on the basis of four business areas: therapeutics, OTC, imaging and other.

      The following chart provides a breakdown of our pharmaceutical net sales by business area for the three years ended December 31, 2002:

Pharmaceutical Net Sales by Business Area

      The growth of our pharmaceuticals division is driven primarily by our therapeutics business and especially by our anti-ulcer drug Pantoprazole, which was the primary growth driver for the division and accounted for 51.9% of its net sales in 2002.

      The following table shows the targeted applications and revenues generated by the five most important revenue contributors of our pharmaceuticals division in 2002:

Principal Products and Applications

		Revenues
Product	Application	generated in 2002

		(€ in millions)
Pantoprazole oral	Gastrointestinal therapeutic for the treatment of reflux disease and ulcers	889
Pantoprazole intravenous	Gastrointestinal therapeutic for the treatment of reflux disease and ulcers	63
Imeron®	Imaging reagent used for in vivo diagnostic applications	50
Ebrantil® oral	Cardiovascular therapeutic for the treatment of hypertension	44
Riopan®	Drug for the treatment of heartburn	33

Products

Therapeutics

      In our therapeutics business, we develop, manufacture and market prescription drugs, commonly referred to as ethical therapeutics, primarily for gastrointestinal and respiratory tract indications. In addition, we market therapeutics for cardiovascular and a variety of other indications. In 2002, our therapeutics business generated net sales of € 1,565 million. The following table shows a breakdown of our therapeutics net sales by franchise for the three years ended December 31, 2002:

Therapeutics Net Sales by Franchise

	2000	2001	2002

	(€ in millions)
Gastrointestinal	490	795	1,083
Cardiovascular	170	194	186
Respiratory tract	57	53	57
Other(1)	263	233	239

Total	980	1,275	1,565

(1)	The 2000 sales of our other therapeutics business included revenues in the amount of € 53 million generated primarily by our joint venture with H. Lundbeck A/ S, a Danish company active in the treatment of diseases of the central nervous system (“CNS”). In February 2001, we sold our interest in the joint venture. As a result, CNS-related drugs no longer account for a significant portion of our other therapeutics business.

      In the medium- to long-term, we intend to expand our therapeutics business by entering the oncology market. We have already commenced basic research related to oncology and entered into a number of collaborations with biotech companies through which we seek to enhance our R&D expertise in this area. See “— Research and Development — R&D strategy” for more information on our R&D strategy.

      Gastrointestinal franchise. In our gastrointestinal franchise, we market drugs for the treatment of diseases affecting the human esophagus, stomach and intestine. In 2002, our gastrointestinal business achieved net sales of € 1,083 million. We originally gained a foothold in the market for gastrointestinal indications through Riopan®, a drug for treating ulcers that is capable of neutralizing acidity. While we sell Riopan as an ethical drug in a small number of markets, we market it primarily as an OTC drug. See “— OTC” for more information on Riopan.

      The most important product in our gastrointestinal portfolio is our patent-protected therapeutic Pantoprazole. In 2002, Pantoprazole accounted for net sales of € 966 million, or 89.2%, of the revenues of our gastrointestinal franchise. The successful launch of Pantoprazole in most pharmaceuticals markets around the world is the first visible result of our increasing focus on R&D. Pantoprazole enjoys patent protection in Europe until June 2005 and in the United States until July 2005, and we expect the drug to benefit from supplementary protection for several years thereafter. For more information on our Pantoprazole patents, see “— Intellectual Property”.

      Pantoprazole is an acid suppressant drug that belongs to the family of so-called proton pump inhibitors (“PPIs”). Over the past decade, the worldwide market for PPIs has experienced rapid growth, and the number of PPIs and their labeled indications have continuously expanded. Doctors typically use Pantoprazole for the short-term treatment of patients with gastroesophageal reflux disease (“GERD”), including patients with erosive esophagitis, which is a more serious form of GERD, a chronic condition caused by the reflux of stomach acid into the esophagus. Medscape estimates that more than 40% of adults experience GERD symptoms at least twice a week. If left untreated, esophageal damage caused by GERD can lead to even more serious complications, including a precancerous condition known as Barrett’s esophagus and esophageal cancer. Pantoprazole blocks the enzyme responsible for producing acid in the gastric mucosa, thereby restricting the flow of acid into the stomach. In June 2001, Pantoprazole also received approval in the United States for the long-term treatment of GERD, which has significantly expanded its therapeutic profile. In the European Union, this indication was already approved in 1998. Pantoprazole is also used to treat gastric and duodenal ulcers. Ulcers result from the digestive action of the gastric juice on the mucous membrane when the latter is rendered susceptible to its action, for example, by certain drugs or local factors, including the Helicobacter pylori infection. Helicobacter pylori, which is widespread in industrialized countries, is the bacterium chiefly responsible for peptic ulcers. In addition, Pantoprazole received approval from the U.S. Food and Drug Administration (“FDA”) for application in an intravenous formulation in March 2001. Pantoprazole intravenous has important therapeutic benefits for the treatment of patients who are unable to receive a PPI by other routes and who need an IV agent for the short term. In some countries, we also offer Pantoprazole in combination with two antibiotics for the eradication of Helicobacter pylori.

      We believe that Pantoprazole enjoys significant therapeutic advantages vis-à-vis its competitors. First, the clinical studies that we have conducted on Pantoprazole suggest that Pantoprazole has no clinically relevant potential for interaction with other drugs. This feature distinguishes Pantoprazole from competing PPIs. Our studies have also shown that Pantoprazole has a higher bioavailability than other PPIs. Bioavailability is a measure for the degree and rate at which a substance is absorbed into the body or is made available at the site of therapeutic activity. Finally, Pantoprazole is the only PPI currently available in the United States as both an oral and an IV preparation and the only PPI that enables patients to switch easily from IV to oral application without complications.

      We have offered Pantoprazole in our home market, Germany, under the name Pantozol® since 1994 and launched it in the United States in May 2000 under the name Protonix®. As a result, we now offer the drug in virtually all regions of the world with the exception of Japan. According to our internal records and data provided to us by our co-marketing partners, co-promotion partners and licensees, global market sales of Pantoprazole amounted to € 2,007 million in 2002. Market sales include our own direct sales to the market as well as the sales of our licensees and co-marketing and co-promotion partners. See “— Sales and Marketing” for a description of our sales and marketing organization.

      Pantoprazole has experienced rapid growth in almost every market in which it has been launched. This growth has been most pronounced in Europe and, recently, in North America. Based on data available to us, total market sales of Pantoprazole in 2002 totaled € 1,247 million in North America, € 182 million in Germany, € 435 million in Europe excluding Germany, € 52 million in Latin America, and € 91 million elsewhere. These figures yield total market sales of Pantoprazole of € 2,007 million in 2002, compared with € 1,326 million in 2001 and € 650 million in 2000. The growth in total market sales of Pantoprazole in each of the three years reflects the product’s strong growth in the U.S market, where it was introduced in May 2000.

      Our launch of Pantoprazole in the United States benefited from our marketing collaboration with Wyeth Pharmaceuticals, the pharmaceuticals division of Wyeth, Inc. (“Wyeth”). Wyeth initially dedicated a sales force of approximately 2,100 representatives to the marketing of Pantoprazole. According to IMS Health, as of the week ending March 21, 2003, Pantoprazole’s share of new U.S. prescriptions for PPIs was 16.7%.

      We expect Pantoprazole to continue to be a key revenue driver for our business for at least the next several years. Pantoprazole faces competition from a variety of other PPIs, however, including therapeutics marketed by AstraZeneca PLC and TAP Pharmaceutical Products Inc. AstraZeneca’s PPI is based on a substance called omeprazole. Once the omeprazole patents expire in a market and generic versions of omeprazole are launched, we may be subject to additional competitive pressures in that market. In Germany, the substance patent for omeprazole expired in April 1999. Despite the launch of more than a dozen generic versions of omeprazole in the German market since then, however, Pantoprazole has continued to capture market share. In the United States, the substance patent for omeprazole expired in April 2001, although an extension to October 2001 was granted due to pediatric exclusivity. Recently, a U.S. court permitted Kremers Urban Development Co. (“KUDCo”), which is a wholly owned subsidiary of Schwarz Pharma Inc., to market a generic version of omeprazole in the United States. We expect that other companies will launch omeprazole-based drugs in the future as well. For example, the Procter & Gamble Company (“P&G”) has announced that it intends to offer an OTC version of omeprazole, which, unlike Pantoprazole, will be available to patients without a prescription. The launch of generic omeprazole in the United States has resulted in increased competition to PPIs, including Pantoprazole, in the U.S. market and may lead to downward price pressure. Although we believe, based on our experience in the German PPI market, that any such pressure will affect primarily AstraZeneca’s own branded PPI, sales of Pantoprazole may also be affected. Pantoprazole sales continued to rise in the United States in 2002. At the end of 2002, however, we experienced a decline in the drug’s share of new prescriptions for PPIs in the U.S. market. While we believe that this development is merely a temporary reaction by the market to the introduction of generic omeprazole, consistent with the experience of other manufacturers of branded pharmaceuticals, we cannot rule out that we will experience similar declines in the future, as other manufacturers of generic omeprazole enter the market. Factors that we believe should limit Pantoprazole’s ongoing exposure to competition from KUDCo’s drug and other generic omeprazole formulations include the fact that Pantoprazole is already priced at a substantial discount to AstraZeneca’s branded omeprazole-based PPI and that Wyeth’s branding experience should enable us to continue to convey the therapeutic benefits of Pantoprazole to the market. In anticipation of the advent of generics in the PPI market, AstraZeneca has launched Nexium, a drug based on a substance called esomeprazole, which it is marketing as a successor PPI. If AstraZeneca succeeds in converting users of existing PPIs to Nexium, the growth of Pantoprazole could be adversely affected, particularly in the United States. See “Item 3: Key Information — Risk Factors” and “— Competition” for more information on the competitors of Pantoprazole.

      Our continued commitment to the development of innovative gastrointestinal therapeutics has yielded a potential next-generation drug for indications similar to those of Pantoprazole. We refer to the drug candidate as Soraprazan and have applied to the World Health Organization (“WHO”) for recognition of that name as a proposed International Nonproprietary Name (“INN”). INNs identify pharmaceutical substances or active pharmaceutical ingredients. After a review of our application, the WHO has given the name “Soraprazan” proposed INN status and published it for comment. Soraprazan is currently in Phase II clinical trials. See “— Research and Development — Pipeline” for more information on Soraprazan and its therapeutic profile and on our R&D efforts in the area of gastrointestinal therapeutics generally.

      Cardiovascular franchise. Our cardiovascular franchise features drugs for the treatment of diseases affecting the heart and blood vessels. In 2002, our cardiovascular business had net sales of € 186 million.

      Our main product offerings in the cardiovascular area are Ebrantil®, a drug based on a substance called urapidil, which is available as both an oral and an IV formulation, and Querto®, a therapeutic based on a substance called carvedilol. Ebrantil and Querto are used for the treatment of hypertension. Hypertension is characterized by an increase in blood pressure above normal levels over a prolonged period of time. The condition can cause damage to the heart and blood vessels, creating an increased risk of heart attack, heart failure and stroke. While the IV formulation of Ebrantil is used primarily to treat hypertensive emergencies and postoperative hypertension, Querto is also used for the treatment of coronary heart disease and chronic heart failure. Ebrantil is a so-called selective alpha-1 receptor antagonist with central anti-hypertensive action, whereas Querto is a beta blocker. Alpha and beta receptors are cellular entities that exist on the surfaces of cells and are stimulated by the sympathetic nervous system. Both alpha receptor antagonists and beta blockers reduce stress symptoms by inhibiting the effects of the sympathetic nervous system, thereby preventing cardiovascular damage. While Ebrantil is a result of our own cardiovascular R&D efforts, we have licensed Querto from F. Hoffmann-La Roche Ltd.

      At the beginning of the second quarter of 2003, we sold two product lines of our cardiovascular franchise for $ 27 million. In 2002, these product lines had revenues of € 16 million.

      Respiratory tract franchise. In our respiratory tract franchise, we offer drugs to treat chronic obstructive lung diseases, such as asthma and chronic obstructive pulmonary disease (“COPD”), and recurrent respiratory tract infections. Our respiratory tract business generated net sales of € 57 million in 2002 and has been relatively stable over the past few years. Our R&D pipeline, however, contains two innovative drug candidates for respiratory tract indications in advanced stages of clinical trials. If the clinical trials that we conduct in connection with these drug candidates yield positive results and we are able to obtain regulatory approval for their commercial launch, we expect that our respiratory tract business will grow substantially in the future. See “— Research and Development — Pipeline” for more information on our R&D pipeline in the respiratory tract area and “Item 3: Key Information — Risk Factors” for risks associated with the regulatory approval of pharmaceuticals under development.

      Currently, the principal drug of our respiratory tract franchise is Euphyllin®, a drug that was among the very first products developed, manufactured and marketed by our pharmaceuticals division. Euphyllin, a drug based on a substance called theophylline, is used for the treatment of asthma and COPD. Asthma is a chronic inflammation of the airways, often of allergic origin, that is marked by continuous labored breathing accompanied by wheezing, breathlessness, a sense of constriction in the chest, and often by attacks of coughing or gasping. COPD is a pulmonary disease that is characterized by chronic, typically irreversible airway obstruction resulting in a slowed rate of exhalation. The airflow limitation is typically associated with an abnormal inflammatory response of the lungs to noxious particles or gases. COPD is often, though not always, caused by smoking. Over time, greater airway damage occurs, and patients eventually die due to lung failure. Euphyllin is an important therapeutic for the long-term treatment of asthma and COPD. The drug expands the bronchial air passages and has an anti-inflammatory effect, which allows patients to control asthma attacks. In addition, Euphyllin ameliorates gas exchange, increases mucociliary clearance, which is an important defense mechanism of the lung against inhaled matter, and reduces the airway hyperresponsiveness associated with asthma. These characteristics are especially important for the treatment of COPD. The most advanced drug of our Euphyllin product line is Euphylong®, a therapeutic that we designed to be administered only once daily.

      For respiratory tract indications, we also offer Broncho-Vaxom®, an oral drug used principally for the treatment of recurrent respiratory tract infections. Broncho-Vaxom consists of fractions of eight different strains of bacteria whose application stimulates the natural defenses of the body. As a result, the drug can reduce the severity of symptoms and help patients develop a greater resistance to respiratory tract infections, thereby reducing the incidence and duration of such infections in adults and children. We license Broncho-Vaxom from OM PHARMA SA, a company located in Switzerland.

      Other therapeutics. In our other therapeutics business, we market a variety of therapeutics for indications outside of our three core franchises. In 2002, our other therapeutics business had net sales of € 239 million. Our main products in this area are drugs for the treatment of rheumatism and for urological and gynecological indications, as well as iron supplements and facial topicals.

OTC

      In our OTC business, we market a variety of non-prescription brands directly to the consumer. Our portfolio includes gastrointestinal drugs, circulatory remedies, tonics and vitamins. Unlike ethical therapeutics, patients may purchase OTC drugs without a prescription. The OTC market has grown considerably in importance in recent years, as health insurance companies have become more cost-sensitive and refuse to refund the costs of certain categories of therapeutics (especially drugs used to treat “trivial” complaints). Therefore, we have switched several products from prescription to self-medication in the recent past. We achieve approximately half of the revenues of our OTC business in Germany, which we serve through our Hamburg-based subsidiary ALTANA Consumer Health GmbH. We also distribute OTC drugs through our subsidiaries in a number of other regions of the world, most notably in other parts of Western Europe and in Latin America. In 2002, our OTC business generated net sales of € 110 million.

      The most important products in our comprehensive OTC portfolio are Riopan®, Buerlecithin® and Sanostol®. Riopan is an antacid for the treatment of GERD, duodenal and gastric ulcers, and stress-related mucosal damage. Antacids are agents that neutralize acidity and are used as an adjunct to other drugs to relieve ulcer pain and as self-medication against acid indigestion, heartburn, dyspepsia and sour stomach. The therapeutic importance of antacids has been declining in recent years in view of the better clinical efficacy of PPIs, such as our patent-protected drug Pantoprazole. We currently market Riopan as an ethical therapeutic in some markets but mainly offer it as an OTC drug. Buerlecithin is a tonic based on lecithin, a substance found in soy plants, and is used to increase mental productivity. Sanostol is a widely recognized vitamin preparation for children in Germany and many other countries.

Imaging

      In our imaging business, we offer a variety of in vivo diagnostic applications, that is, applications for diagnosing medical conditions in the living body of a human. Imaging is a term that covers a range of diagnostic techniques for creating images of parts of the human body. Our portfolio comprises contrast media for both x-ray imaging and magnetic resonance imaging (“MRI”) and ultrasonic imaging. MRI is an increasingly important noninvasive diagnostic technique that produces computerized images of internal body tissues and is based on nuclear magnetic resonance of atoms within the body induced by applying radio waves. In 2002, our imaging business generated net sales of € 100 million. We offer our imaging portfolio in cooperation with Bracco S.p.A., an Italian company active in contrast media. Under the terms of our collaboration with Bracco, we manufacture a variety of contrast media developed by Bracco and market them in Germany and in parts of Central Europe. We believe that as a result of our collaboration with Bracco, we are among the leading providers of contrast media in Europe.

Diagnostics

      At the end of December 2002, we sold our LIAison® laboratory analysis business and certain related parts of our diagnostics business to DiaSorin s.r.l, an international diagnostics group, with which we had been collaborating since November 2000. Due to its importance to our pharmaceutical research activities, however, we retained our molecular diagnostics unit and certain related know-how. In 2002, our diagnostics business generated net sales of € 48 million, of which € 41 million was accounted for by net sales attributable to the parts of our diagnostics business that we sold.

      Prior to its sale to DiaSorin, we offered the LIAison® system and related systems for in vitro diagnostic purposes and developed, manufactured and marketed a variety of reagents for use in connection with these systems. In vitro diagnostics is an umbrella term for medical tests that are used to examine fluid or tissue samples from the human body to detect, diagnose and manage medical conditions. DiaSorin collaborated with us in the development of a range of infectious disease test kits for use in connection with the LIAison® system.

      We retained our molecular diagnostics unit and certain related know-how due to its importance to our pharmaceutical R&D activities. Our molecular diagnostics unit was created at the beginning of 2001, when we reorganized our in vitro diagnostics business. Molecular diagnostics is concerned with diagnosing diseases by detecting specific sequences of nucleic acids that uniquely identify the agents that cause particular diseases. By using nucleic acid probes, scientists working in this field can screen and diagnose cancer, genetic diseases, and bacterial, viral and fungal infections more rapidly and with greater precision than with conventional culturing approaches. We obtained the relevant know-how in connection with our acquisition of Sangtec Medical AB, a Swedish company, in 1999, which is one of the companies that we have sold to DiaSorin. Our molecular diagnostics unit, which we did not sell to DiaSorin, continues to operate under the name Sangtec Molecular Diagnostics and is located in Bromma, Sweden. It is responsible for all our research efforts related to molecular diagnostics and focuses on developing a new generation of tools for the diagnosis of medical conditions and for monitoring the efficacy of medical treatment in areas such as oncology and infectious diseases. We believe that the expertise of Sangtec Molecular Diagnostics in the development of DNA-based and nucleotide diagnostics may benefit our R&D efforts in the oncology field and other research areas. To provide the unit with state-of-the-art technology, we have entered into licensing arrangements with F. Hoffmann-La Roche Ltd. and Invitrogen Corporation. See “— Research and Development — R&D strategy” for more information on these arrangements.

Research And Development

R&D strategy

      We consider R&D to be the foundation of the long-term growth of our pharmaceutical division and are committed to maintaining a high level of investment in R&D in the future. The table below provides information regarding our pharmaceutical R&D expenditures for the three years ended December 31, 2002:

Investment in R&D

	2000	2001	2002

	(€ in millions, except %)
R&D expenditures	190	252	335
% of pharmaceuticals net sales	15.1	15.8	18.0
% of therapeutics net sales	19.4	19.8	21.4

      We expect to invest approximately € 400 million in R&D in 2003. We believe that our current level of investment in R&D positions us well vis-à-vis our peers. Our goal is to continue to spend approximately 20% of our therapeutics net sales on R&D in the future. We intend to allocate approximately 20% of our investment in R&D in any given year to basic research and drug discovery.

      The main focus of our R&D expenditures in recent years has been therapeutics, which is the single most important contributor to our pharmaceuticals revenues and which we expect to increase in importance in the future. Within therapeutics, we concentrate on the development of innovative drugs for gastrointestinal and respiratory tract indications. Recently, we identified oncology as a further focal point of our R&D efforts. To this end, we have commenced basic oncological research and entered into a variety of collaborations with biotech companies. In addition, we also conduct R&D related to molecular diagnostics.

      Our current R&D facilities are located in Constance, Germany; Hamburg, Germany; Bromma, Sweden; Melville, New York; and Boston, Massachusetts. To support the international expansion of our operations, we have decided to expand our R&D facilities in overseas locations. In light of the relative size and importance of the U.S. market, we intend to focus our international R&D activities outside of Germany primarily on the United States. To this end, we formed the ALTANA Research Institute, a genomics-oriented research center based in Waltham near Boston, Massachusetts, in May 2002. The unit is equipped with technology licensed from GPC Biotech AG (“GPC”) and specializes in functional genomics and proteomics. Its aim is to assist us in decoding complex cell functions and detecting genetically steered cell malfunctions. To conduct clinical studies on, and to assist us with obtaining regulatory approval for, new therapeutics in the United States, we primarily rely on our late-stage U.S. development and marketing facility in Florham Park, New Jersey, which we created in September 2002.

      In addition to carrying out R&D projects internally, we continuously seek to enhance the scope and depth of our research portfolio by obtaining access to outside knowledge, mainly through collaborations with companies in the biotech field. Our immediate goal is to intensify our activities in the areas of genomics, proteomics and high-throughput screening (“HTS”). To this end, in 1999, we budgeted $ 100 million in investments over the next several years to acquire equity holdings in biotech companies, to sponsor research projects and to facilitate collaborations that we believe will yield results which may assist us with the development of innovative new therapeutics. For example, in 2001, we acquired a strategic 8.3% stake in GPC, a biotech company with facilities in the United States and Germany with which we have a longstanding relationship. In addition to collaborating with third parties in the area of basic research, we also enter into co-development arrangements with third parties. By supplementing our own development efforts with the resources of third parties, we believe that we can exploit the commercial potential of our research results more quickly and efficiently.

      We believe that our scientific staff is a key to our success. At December 31, 2002, 1,281 of our employees — 17.1% of the workforce of our pharmaceuticals division — worked in our pharmaceutical R&D laboratories. Our goal is to attract and retain the best-qualified scientists for our R&D activities. To this end, we offer a competitive compensation package that affords our employees the opportunity to participate in our various stock option plans. See “Item 6: Directors, Senior Management and Employees” for additional information on our stock option plans.

Pipeline

      Overview. We currently have several therapeutics in various stages of our R&D pipeline. For each project, we are required to conduct a number of pre-clinical and clinical studies. In the pre-clinical project phase, we typically conduct a number of in vitro and in vivo studies on animals to test the molecular and physiological effects of a drug candidate on cellular systems and its mechanisms of action. If these tests yield positive results, we then conduct Phase I, Phase II and Phase III clinical studies on humans to test the safety and clinical efficacy of the drug candidate. For more information on the regulatory approval process, see “— Pharmaceuticals — Regulation”.

      While regulators in the United States and the European Union require that we conduct comprehensive pre-clinical and clinical studies before applying for authorization to market a drug, we typically need not conduct all requisite studies in both jurisdictions. Instead, we are usually able to apply to the regulator of one jurisdiction to give us credit for studies conducted in other jurisdictions. Sometimes, a regulator will require us to supplement our existing studies with additional trials in order to satisfy all applicable requirements. As a result, we often manage to use, for example, the results of Phase I trials conducted in the European Union in order to qualify for Phase II trials in the United States and vice versa. Historically, we used to first test our drug candidates in the European Union and subsequently transfer the results of these tests to the United States, subject to any additional testing required by the FDA. More recently, in connection with the international expansion of our business, we started to conduct trials in the European Union and United States in parallel. In doing so, we rely partly on our own resources and partly on collaborations with third parties.

      Consistent with our R&D strategy, we focus our development efforts on innovative drug candidates for gastrointestinal and respiratory tract indications.

      Gastrointestinal franchise. In the gastrointestinal area, we focus our R&D efforts on Soraprazan, a drug candidate for the treatment of GERD. Unlike Pantoprazole, which is a PPI, Soraprazan is an acid pump antagonist (“APA”). APAs are widely considered the next generation of acid suppressants. Like PPIs, APAs restrict the flow of acid into the stomach. They differ from PPIs, however, in the way that they operate. Whereas PPIs bind to active proton pumps, thereby inhibiting them irreversibly, APAs reversibly inhibit the ability of such pumps to produce acid. As a result of this difference, we believe that Soraprazan should have significant therapeutic benefits compared with currently available treatments for GERD and ulcers, such as a faster onset of action, which may result in a better symptom relief. This characteristic should make Soraprazan ideal for treating the symptoms of various gastrointestinal diseases. We have completed ten Phase I studies with respect to Soraprazan and are currently in the process of conducting several Phase II studies. Initial data from early Phase II studies indicate that Soraprazan is efficacious and well-tolerated.

      Respiratory tract franchise. Our pipeline for respiratory tract indications contains a series of innovative drug candidates for the treatment of asthma, COPD and rhinitis. Rhinitis is a disease that causes inflammation of the mucous membrane of the nose. The table below provides an overview of our respiratory tract pipeline along with the respective development stages of each drug.

Respiratory Tract Pipeline

			(Expected) filing date of
			NDA/MAA(1)

Drug candidate	Indication	Current project phase	US	EU

Ciclesonide metered dose inhaler (“MDI”)	Asthma	Phase III(2)	2003	2002
Ciclesonide dry powder inhaler (“DPI”)	Asthma	Phase I	N/ A(3)	N/ A(3)
Ciclesonide nasal	Rhinitis	Phase II	2006	2006
Ciclesonide combined with formoterol(4)	Asthma	Phase I	N/ A(3)	N/ A(3)
Roflumilast oral	Asthma	Phase III(5)	2004	2003
Roflumilast oral	COPD	Phase III(5)	2004	2003

(1)	As part of the regulatory approval process, a New Drug Application, or NDA, must be submitted to the Food and Drug Administration in the United States. In the European Union, a Marketing Authorization Application, or MAA, has to be submitted to the European Agency for the Evaluation of Medicinal Products (“EMEA”). For more information on the regulatory approval process, see “— Pharmaceuticals — Regulation”. In light of the inherent unpredictability of the regulatory process, you should be aware that there can be no assurance that an MAA or NDA with respect to any of the drug candidates listed in the table above will be filed by the time indicated or at all.

(2)	In conducting Phase III studies with respect to this project in the United States, we collaborate with Aventis S.A.

(3)	To be determined.

(4)	Formoterol is a long-acting beta agonist, which is a compound acting as an acute bronchodilator.

(5)	In conducting clinical studies with respect to this project, we collaborate with Pharmacia Corporation, which merged with Pfizer, Inc, on April 16, 2003.

      Ciclesonide, which we will market under the name Alvesco®, is an inhaled steroid for the treatment of asthma and rhinitis. Because asthma is a global and widespread disease, there is a substantial need for further effective therapeutics in addition to those which are already on the market. Steroids are powerful anti-inflammatory drugs that prevent asthma attacks by reducing airway hyper-responsiveness and inflammatory reactions, such as mucous edema and secretion. Inhaled steroids are considered the current drug of choice for the treatment of asthma, as they offer the best overall therapeutic profile. The inhaled steroids currently available on the market, however, have two main side effects. First, when administered via inhalers, portions of the drugs’ active ingredients are deposited not only in the lung but also in the mouth and throat, which can cause local side effects such as hoarseness and fungal infections. Second, once spread throughout the body following absorption and distribution via the blood, the systemic availability of these ingredients can lead to serious systemic effects. Of these systemic effects, diabetes, osteoporosis and slowed growth in children are the most important. In contrast, Ciclesonide is activated predominantly at the site of its action, in this case the lung. The activation is caused by special enzymes known as esterases. This feature of Ciclesonide should reduce the systemic effects that characterize existing inhaled steroids and provide the drug with a significant therapeutic advantage over present treatments.

      We are developing Ciclesonide for use in connection with metered dose inhalers (“MDIs”), dry powder inhalers (“DPIs”), nasal applicators and in combination with formoterol, which is a compound acting as an acute bronchodilator. With respect to the MDI version of Ciclesonide, for which we use a CFC-free environmentally friendly device, we are currently conducting a number of Phase III studies both in the United States and in the European Union. Several of the studies that we are conducting in the European Union have yielded satisfactory results and have already been published. By contrast, the results of the studies that we have completed in collaboration with Aventis S.A. in the United States have not yet been published. With respect to the DPI version of Ciclesonide, we have completed one Phase I study. This study is in addition to a total of 32 Phase I studies that we have conducted with respect to Ciclesonide in various trials since 1995. Because these studies have established the pharmacological and toxicological characteristics of Ciclesonide, we expect to be able to use the results of these studies not just in connection with the MDI version of Ciclesonide but also as the basis of future Phase II studies of the DPI version. With respect to the nasal application version, we are currently conducting the first Phase II study.

      Roflumilast, another of our drug candidates, is a selective phosphodiesterase (“PDE”) 4 inhibitor for the treatment of asthma and COPD. In the United States, COPD is second only to cardiovascular disease as a cause of disability, according to U.S. Social Security statistics, which speaks to the substantial need for an effective treatment. PDE 4 inhibitors are substances that have anti-inflammatory and immuno-modulatory effects and are effective against various inflammatory diseases. We refer to Roflumilast as a “selective” PDE 4 inhibitor because it selectively inhibits one form of the PDE enzyme family, namely the PDE 4 enzyme. As a result of its special molecular interaction with this enzyme, we expect that Roflumilast will have an improved side-effect profile compared with other PDE 4 inhibitors, which typically have significant side effects, such as nausea and headache. Unlike most existing therapies, Roflumilast can be administered orally.

      With respect to the asthma indication of Roflumilast, we have completed three Phase III studies in the European Union and are currently in the process of conducting three additional studies. In the United States, we are currently conducting two Phase III studies, neither of which has been completed. As far as the COPD indication of Roflumilast is concerned, three Phase II/ III studies have been completed and two further Phase III studies are underway.

      We recently postponed our target date for submitting an MAA with respect to Roflumilast to the EMEA by approximately one year, to 2003, in order to collect additional data on Roflumilast that should allow us to better position the drug in the market for respiratory pharmaceuticals.

      Despite certain similarities in their indications, our various pipeline drugs in the respiratory tract area are targeted at complementary markets. While Ciclesonide and Roflumilast are both aimed at the treatment of asthma, they have different therapeutic profiles as a result of differences in the manner in which they are administered. In addition, unlike Ciclesonide, Roflumilast is being developed also for the treatment of COPD.

      While clinical trials of the various pipeline drugs described above have so far shown promising results, there is no assurance that any of these drugs will ever reach the market. There is always a significant possibility that adverse results with respect to a drug will become apparent in the future, which may result in substantial delays in the launch of the drug and possibly force us to abandon the drug altogether. An example of a promising drug candidate that showed unsatisfactory results during Phase II trials is Pumafentrine, a drug that we originally developed for the treatment of asthma and COPD. Initial data from Phase II trials showed unsatisfactory results in terms of the drug candidate’s duration of action. We will refocus our R&D efforts on alternative PDE inhibitors that we believe may be more effective.

R&D collaborations

      The table below provides an overview of our current R&D collaborations, including a brief description of the scope and objectives of each:

R&D Collaborations

Partner	Scope

Research collaborations
GeneData AG	Bioinformatics and genomics information management and analysis systems Data storage and analysis of high-throughput screening assays
GPC Biotech AG	Identification of tumor-specific targets Creation of a functional genomics/proteomics research unit in Waltham, near Boston, Massachusetts Collaboration in the area of pathway mapping and kinases
Atugen AG	Antisense target validation, i.e., validation of drug targets by using a complementary sequence to a given segment of genetic material
F. Hoffmann-La Roche Ltd.	License to use polymerase chain reaction technology in human in vitro diagnostics
Invitrogen Corporation	Sterilization technology to prevent contamination of polymerase chain reaction-based assays
Development collaborations
Aventis S.A.	Co-development and co-promotion of Ciclesonide in the United States
Teijin Ltd.	Development and marketing of Ciclesonide in Japan; co-development of the nasal application of Ciclesonide
Pharmacia Corporation	Co-development and co-promotion of Roflumilast in the United States, Europe and other markets
Tanabe Seiyaku Co. Ltd.	Co-development and co-promotion of Roflumilast in Japan

      Research collaborations. In 2000, we entered into an alliance with GeneData AG, a Swiss company that is a leading provider of bioinformatics and genomics information management and analysis systems used in various genomic R&D applications. Our collaboration with GeneData has put us in a position to manage the huge amounts of data involved in functional genome analysis, thereby significantly enhancing our capabilities in this important area of pharmaceutical R&D. In 2002, we expanded the scope of our collaboration with GeneData to develop a high-throughput screening data storage and analysis system. High-throughput screening is an automated process that is used to select the best drug candidate from among hundreds of thousands of candidate molecules.

      In December 2000, we entered into a five-year research alliance with GPC Biotech AG in the area of tumor research. The alliance replaced our earlier collaboration with GPC, under which we worked together to investigate new genomic targets for the control of infections caused by microorganisms causing or capable of causing disease. Under the terms of this agreement, we collaborate in the identification of tumor-specific targets, that is, targets whose inhibition selectively eradicates cancer cells (but not normal cells). Most current chemotherapeutics for tumors show poor efficacy and safety profiles because they are unable to specifically target tumor cells. As a result, we believe that our collaboration with GPC will benefit our oncological research efforts. In addition to research, we are also entitled to have target validation, assay development and screening carried out by GPC. In 2001, we entered into an agreement with GPC, pursuant to which the company provides us with technology for our research unit in Waltham, near Boston, Massachusetts, which specializes in functional genomics and proteomics. In addition, under the terms of the agreement, we collaborate with GPC in the area of pathway mapping and kinases. Kinases are enzymes that catalyze the transfer of phosphate groups.

      In July 2001, we entered into a three-year arrangement with Atugen AG pursuant to which Atugen will carry out target validation for us, including the validation of tumor-specific targets. Target validation constitutes an essential step in the process of turning new target proposals identified with genomic technologies (which is the subject-matter of our agreement with GPC) into new drugs. The agreement will help us determine whether a target is critically involved in a disease process and whether drugs that modulate the target are likely to have a beneficial therapeutic effect.

      In connection with the reorganization of our in vitro diagnostics business and the creation of a separate unit for molecular diagnostics, we obtained a license from F. Hoffmann-La Roche Ltd. in 2000 that entitles us to use Roche’s polymerase chain reaction (“PCR”) technology in human in vitro diagnostics. PCR is an in vitro technique for rapidly synthesizing large quantities of a given DNA segment. PCR involves separating the DNA into its two complementary strands, binding a primer to each single strand at the end of the given DNA segment where synthesis should start, using DNA polymerase to synthesize two-stranded DNA from each single strand, and repeating the process. We also entered into a licensing agreement with Invitrogen Corporation, a California company, in 2000 that entitles us to use Invitrogen’s sterilization technology to prevent the contamination of PCR-based assays. While our R&D projects in the molecular diagnostics area focus on diagnostics, we believe that, because they involve genomic technologies, they will yield results that will also benefit our R&D efforts in other fields, in particular oncology.

      Development collaborations. We are currently party to four development collaborations. In 2001, we entered into an agreement with Aventis Pharmaceuticals Inc., the U.S. pharmaceuticals subsidiary of Aventis S.A., pursuant to which we cooperate with Aventis in connection with the ongoing Phase III clinical trials for Ciclesonide carried out in the United States and share the costs of these trials. In addition, we agreed with Aventis that if we obtain regulatory approval to launch Ciclesonide in the United States, we will distribute the drug in the U.S. market in collaboration with Aventis. In 1998, we entered into a contract in relation to the same drug with Teijin Ltd., a Japanese conglomerate, pursuant to which we granted Teijin the right to develop and market Ciclesonide in Japan. Our collaboration with Teijin will enable us to exploit the Japanese market, which operates substantially differently from the U.S. and EU markets, through an experienced partner. In addition, we agreed with Teijin to collaborate in the development of the nasal application of Ciclesonide.

      In 2002, we entered into an agreement with Pharmacia Corporation to co-develop Roflumilast for the United States, Europe and other important markets. While we coordinate the development of the drug in the European Union, Pharmacia does so in the United States. The agreement provides that, following the receipt of regulatory approval in the relevant jurisdictions, we and Pharmacia will jointly launch and promote Roflumilast in the United States, Europe and other markets. Under the agreement, we received an upfront payment in the amount of $ 30 million in the second quarter of 2002 and a milestone payment in the amount of $ 30 million in the first quarter of 2003. We may receive additional payments based on the achievement of certain milestones in the future. On April 16, 2003, Pharmacia merged with Pfizer, Inc. We believe that this merger, which has created the largest pharmaceutical company in the world in terms of net sales, has significantly enhanced our distribution capabilities for Roflumilast. In 2002, we also entered into a separate agreement with Tanabe Seiyaku Co. Ltd., a Japanese company, for the development and marketing of Roflumilast in Japan.

Supplies And Raw Materials

      We purchase our supplies and raw materials on a worldwide basis from a number of third-party providers. In those instances where there is only a single supplier, we seek to reduce our dependence on that supplier by accumulating and maintaining strategic reserves of the supplies and raw materials that we need for the manufacture of our products, qualify new suppliers, and, to the extent feasible, develop production processes in our own facilities. We typically attempt to secure strategic materials through medium-and long-term supply contracts and to ensure that in case of an outage, alternative sources would be readily available to us without undue expense and delay. We have not experienced significant difficulties in obtaining sufficient amounts of supplies and raw materials in recent years, and we do not expect to encounter such difficulties in the foreseeable future.

Production

      In the area of production, our goal is to ensure consistent quality and to minimize costs by creating facilities that specialize in discrete manufacturing tasks. We concentrate the manufacture of most of our products for the supply of the worldwide pharmaceuticals markets in Europe. Our manufacturing facility in Singen, Germany, has sole responsibility for all sterile application forms of therapeutics and also produces non-sterile semi-solid and liquid application forms as well as active pharmaceutical ingredients. Our facility in Oranienburg, Germany, is engaged in the production of solid dosage forms, primarily Pantoprazole tablets. Our facility in Lyskowice, Poland specializes in solid and liquid formulations. In Latin America, we are in the process of concentrating our activities for the Mercosur area in our facility in Jaguariuna, Brazil. All of our sites comply with current good manufacturing practice (cGMP) standards, which are a set of officially recognized scientifically sound methods, practices and principles for the development and manufacture of pharmaceuticals. In addition, certain of our sites have been inspected and have received approvals by the FDA and the relevant EU authorities.

      We currently operate ten production facilities around the world. We source the active ingredient for Pantoprazole principally from our manufacturing facility located in Singen, Germany, and Isochem S.A., a French company that performs contract manufacturing for us. The Pantoprazole tablets are manufactured at our Oranienburg facility. While we procure key starting materials for Pantoprazole from our facility in Bombay, India, we also use external sources. For the construction of our Bombay facility we have entered into a 50% joint venture with a third party. We otherwise own all of our principal production facilities and substantially all of the land on which they are located.

      The following table shows selected key information with respect to our principal current manufacturing facilities as well as our facilities under construction:

Production Facilities

Location	Function	Size (m2)

Singen, Germany	Pharma (sterile, solid and semi-solid dosage forms and active pharmaceutical ingredients)	167,000
Oranienburg, Germany	Pharma (solid dosage forms)	64,300
Lyskowice, Poland	Pharma (solid and liquid dosage forms)	25,000
Bromma, Sweden	Diagnostics	2,785
Melville, New York	Pharma (semi-solid and liquid dosage forms)	52,000
Hicksville, New York	Pharma (semi-solid dosage forms)	23,200
Mexico City, Mexico	Pharma (solid, semi-solid and liquid dosage forms)	11,900
Buenos Aires, Argentina	Pharma (semi-solid and liquid dosage forms)	51,700
Jaguariuna, Brazil	Pharma (solid, semi-solid and liquid dosage forms)	214,000
Bombay, India	Key starting materials for Pantoprazole	25,100

Sales And Marketing

      We use sales and marketing methods customary in the pharmaceuticals industry. In addition to advertising our drugs, we maintain a network of sales representatives, collaborate with third parties and use our company’s website to provide information about our pharmaceuticals. We also grant discounts to our customers. Our discounting practices vary widely among the countries in which we are active, depending on the respective country’s regulatory framework and our position in the relevant market. The amount of control that we have over the sales mix used by our partners in any given market depends on the distribution arrangements we use in that market.

      We have sales and marketing organizations in most European pharmaceuticals markets. In September 2002, we established a late-stage development and marketing facility in Florham Park, New Jersey. The new facility operates a sales force of approximately 300 representatives provided by a contract sales organization. In Japan, where we currently have no sales and marketing organization of our own, we expect that our agreement with Tanabe Seiyaku Co. Ltd., pursuant to which we will collaborate in the marketing of Roflumilast in the Japanese market, will allow us to establish our own presence in that market in the mid- to long term. As with other pharmaceuticals companies, however, we do not distribute our products exclusively through our own sales and marketing organization but also use collaborations with third parties. For example, while we supply a number of hospitals directly, we frequently rely on wholesalers to distribute our products to retailers, such as pharmacies. Furthermore, with respect to Pantoprazole, we have found it desirable to supplement our internal sales and marketing efforts with the branding experience and marketing capabilities of external partners, particularly in the United States.

      Among our third-party partners, we make a distinction between licensees, co-marketing partners and co-promotion partners. Licensees are partners that we typically use in markets that we do not serve ourselves. By contrast, co-marketing and co-promotion partners are distributors that we use in markets where we have a sales and marketing organization of our own. We use co-marketing partners when we decide to sell a product under more than one brand in the same market. Although we typically coordinate our efforts with our co-marketing partners, particularly in terms of dealing with regulators and drug safety, we and our co-marketing partners each manage a separate brand and use distinct distribution channels. To generate revenue, we charge our co-marketing partners a fee in an amount tied to the price that they charge their customers. By contrast, when we use co-promotion partners to sell a product under a single brand, either we or our co-promotion partners take sole responsibility for distributing the product, although we cooperate with our co-promotion partners in promoting the brand under which the product is marketed.

      The type of arrangement we use in any given situation depends on the particular product and the features of the targeted market. An example of a licensing arrangement is our agreement with Wyeth to distribute Pantoprazole in the United States, where we have only recently begun to build a sales and marketing organization of our own. Pursuant to our agreement with Wyeth, Wyeth is required to use commercially reasonable efforts to distribute Pantoprazole in the U.S. market and to bill its customers for the drug directly. Wyeth is free to set the retail price at its discretion, which affords it the flexibility necessary to adapt its distribution strategy to the prevailing market conditions. In return, Wyeth is required to pay us a fixed percentage of its net sales, subject to a minimum price. While we market Pantoprazole in the United States through a licensing arrangement, we currently use co-marketing partners for the distribution of Pantoprazole in Germany, most other European countries and Latin America. In Canada, we distribute Pantoprazole in collaboration with a co-promotion partner.

      Going forward, we intend to use licensees primarily in markets that we do not consider a strategic focus or where we believe that the costs of building and maintaining the necessary infrastructure and expertise outweighs the benefits of having a sales and marketing organization of our own. In strategically important markets that offer a substantial growth potential for our pharmaceuticals business, especially the United States, our goal is to rely less on licensees and instead to use experienced local companies as co-marketing and co-promotion partners. We believe that this approach will enable us to gradually build our own sales forces in these markets and to reduce our dependence on partners. We have already entered into a co-promotion agreement with Aventis for the distribution of our pipeline drug Ciclesonide in the United States and have entered into a similar agreement with Pharmacia with respect to Roflumilast.

      To support our efforts at building a sales and marketing organization in the United States, we entered into an agreement with Ventiv Health, Inc., a provider of outsourced marketing and sales solutions, in October 2002. Under the agreement, Ventiv provides us with a nationwide sales force, including related recruitment, training and operational support services.

      In connection with our company’s 25th anniversary, we renamed our pharmaceuticals division ALTANA Pharma. We intend to use the ALTANA brand to market the products of our pharmaceuticals division on a worldwide basis. We have supplemented our rebranding effort with a marketing campaign to present our new brand to the pharmaceuticals markets. This branding strategy should enable us to achieve a greater awareness of our innovative product portfolio and create a basis for sustained customer loyalty.

      At December 31, 2002, Wyeth, the U.S.-based company through which we distribute Pantoprazole in the United States, accounted for 7.5% of our accounts receivable, compared with 6.0% at December 31, 2001. In 2001 and 2002, Wyeth accounted for 8.6% and 14.1% of our net sales, respectively.

Competition

      For the most part, our pharmaceuticals division operates in markets characterized by intense competition. Our competitors include a wide variety of companies, ranging from small biotech companies to large national and international pharmaceuticals groups and from off-patent manufacturers of generic pharmaceuticals to owners of preeminent brands.

      The global therapeutics markets are highly competitive and are targeted both by large companies and by small niche players. The main competitive factors include product efficacy and safety and distribution capabilities. In addition, price has become increasingly important, particularly in Europe and Latin America. Our main competitor for drugs in the gastrointestinal area is AstraZeneca, which offers a PPI based on a substance called omeprazole. In addition, AstraZeneca has launched a new drug under the name Nexium based on a substance called esomeprazole, which it is actively marketing as a successor therapeutic to its omeprazole-based PPI. Other companies offering PPIs that compete with Pantoprazole include TAP

Pharmaceutical Products Inc. and Eisai Co. Ltd. In addition, following the expiration of the U.S. patents for omeprazole, Pantoprazole is facing competition by generic PPIs based on omeprazole in the United States. Recently, a U.S. court permitted Kremers Urban Development Co. (KUDCo), which is a wholly owned subsidiary of Schwarz Pharma Inc., to market a generic version of omeprazole in the United States. We expect that other companies will launch omeprazole-based drugs in the future as well. For example, the Procter & Gamble Company (P&G) has announced that it intends to offer an OTC version of omeprazole. Pantoprazole already faces competition from generic omeprazole in Germany, the introduction of which has resulted in overall downward price pressure in the German market for PPIs. While Pantoprazole has been less affected by this trend and has continued to grow in sales in Germany despite the launch of more than a dozen generics, there is no assurance that we will be able to repeat our German experience in the United States. Pantoprazole sales continued to rise in the United States in 2002. At the end of 2002, however, we experienced a decline in the drug’s share of new prescriptions for PPIs in the U.S. market. While we believe that this development is merely a temporary reaction by the market to the introduction of generic omeprazole, consistent with the experience of other manufacturers of branded pharmaceuticals, we cannot rule out that we will experience similar declines in the future, as other manufacturers of generic omeprazole enter the market. See “Item 3: Key Information — Risk Factors” for a discussion of the risks resulting from competition by generics and “— Therapeutics” for more information on Pantoprazole and the likely impact of the launch of Nexium and generic PPIs. In the respiratory tract area, we compete primarily with AstraZeneca, GlaxosmithKline Plc., Merck & Co. Inc. and Boehringer-Ingelheim GmbH.

      The diagnostics and imaging markets are highly competitive. The key competitive factors include price (especially with respect to x-ray contrast media), product efficacy, safety, and sales and marketing capabilities. As far as new diagnosing techniques are concerned, technological innovation is also an important factor. Our competitors include Schering AG, Tyco Inc. and Amersham plc.

      In the OTC area, the key competitive factors are price and branding. The OTC market is highly fragmented, and we face competition not only from other pharmaceuticals companies but also from distributors of homeopathic remedies and medical accessories.

Intellectual Property

      Intellectual property and especially patent protection are of critical importance to our pharmaceuticals business. At December 31, 2002, we held 90 U.S., 31 European and 19 Japanese patents for various pharmaceutical inventions. In addition, we have 52 patent applications pending at the U.S. Patent and Trademark Office, 132 at the European Patent Office and 103 in Japan. Our most important patents are those covering Pantoprazole as well as the patents for which we have applied and which have been granted in connection with our various pipeline drugs.

      Pantoprazole enjoys patent protection in Europe until June 2005 and in the United States until July 2005. In addition, however, Pantoprazole benefits from supplementary protection certificates in Europe until the end of May 2009, and we also have filed an application for an extension of the term of our patents by five years in the United States. The FDA has determined that the patent is entitled to the full five years of extension, and we expect that the U.S. Patent and Trademark Office will issue a notice of final determination to that effect later in 2003. As a result, we expect to be able to market Pantoprazole in the United States on an exclusive basis until 2010. You should note, however, that our Pantoprazole patents do not prevent third parties from developing, manufacturing and marketing drugs with similar therapeutic profiles so long as they are based on inventions that do not infringe on our patents.

      Other patents and pending patent applications that are material to our business include:

	Patent Expiration Year(1)

			United
	Europe(2)		States		Japan

Ciclesonide (substance)	2011	(3)	2013	(3)	2011	(3)
Ciclesonide (key intermediate)	2014		2015		2014
Ciclesonide (purification process)	2017		2017		2017
Ciclesonide (aerosol)	2018		2018		2018
Ciclesonide (nasal formulation)	2020		2020		2020
Roflumilast (substance)	2014	(3)	2015	(3)	2014	(3)
Roflumilast (formulation)	2021		2021		2021
Soraprazan (substance)	2019	(3)	2019	(3)	2019	(3)

(1)	Assumes that pending patent applications will be granted.

(2)	Includes European patents or national patents in major European countries.

(3)	Does not reflect a possible extension of the term of patent protection nor the grant of supplementary protection certificates for up to five additional years.

      We rely on intellectual property that we obtain through cross-licensing arrangements with third parties to develop, manufacture and market pharmaceuticals. For example, we have entered into licensing arrangements with Hoffmann-La Roche and Invitrogen to obtain access to technologies that we consider critical to the R&D projects carried out in our molecular diagnostics unit. If we are unable to obtain licenses on commercially reasonable terms in the future, we may be limited in our ability to develop, manufacture and market new products.

      We depend on our ability to obtain and, if challenged, successfully defend our patents, trademarks, trade secrets, licenses and other forms of intellectual property protection. Although we intend to continue to prosecute patent applications aggressively, we may not be able to obtain patents for all our inventions. In addition, the process of seeking patent protection is lengthy and expensive, and the issuance of a patent is conclusive neither of its validity nor of its scope. Therefore, there is no assurance that our currently pending or future patent applications will result in patents being granted or that, if patents are issued, they will be valid or of sufficient scope or strength to provide us with meaningful legal protection or a commercial advantage in the marketplace. In addition, if our competitors develop technologies that are themselves protected by patents, licenses or other forms of intellectual property protection, the underlying technologies may be unavailable to us or available to us only on unfavorable terms.

      A significant part of our intellectual property consists of registered trademarks. We are continuously engaged in developing brand names for new products, securing trademark protection for our new brand names, policing our existing trademarks and enforcing our legal entitlements in situations where third parties infringe upon any of these rights. Before we start to advertise and sell a product under a new brand name, we seek to minimize the risks of infringing upon the trademark rights of others by filing for trademark protection and by conducting trade and service mark searches and other inquiries.

      As with other pharmaceuticals companies, a portion of our know-how is not patent-protected. To protect this information, we rely on trade secret law and frequently enter into confidentiality agreements with our employees, customers and partners. These agreements may be unenforceable, however, and the remedies that are available to us for breaches may be inadequate. Likewise, our competitors may gain access to our know-how by lawful means, for example, by reverse engineering, or may independently develop the same know-how, which may destroy any competitive edge that we may have.

      As a result of the key role that intellectual property plays in the pharmaceuticals industry, we may from time to time become involved in litigation as either plaintiff or defendant. For example, in 1995, AstraZeneca sued us alleging that our gastrointestinal therapeutic Pantoprazole infringes AstraZeneca’s omeprazole patents. While we successfully settled this claim on terms favorable to us, there can be no assurance that we will also be able to settle other claims brought against us by third parties in the future. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in costly and time-consuming litigation and may be prevented from, or experience substantial delays in, marketing our existing pharmaceuticals and launching new ones. Each of these events could materially adversely affect our business, financial condition or results of operations or halt the sales of our existing products. For more information concerning the types of litigation that we face in our business, see “Item 3: Key Information — Risk Factors — Risks Related To Each Of Our Businesses — We may be Unable to Obtain and Defend Intellectual Property Rights and may be Accused of Infringing upon the Intellectual Property Rights of Others” and “— Legal Proceedings”.

Regulation

      All companies developing, manufacturing and marketing pharmaceuticals are subject to extensive, complex and evolving regulations in the United States, Europe and Japan. Several years ago, the regulators and industry bodies in the United States, the European Union and Japan launched the International Conference on Harmonization, a collaborative effort with the goal of streamlining the development and registration of medicinal products by harmonizing the applicable procedures in the three regions. For the foreseeable future, however, we will have to seek separate approval in each region.

United States

      The principal U.S. regulators that are relevant to the business of our pharmaceuticals division are the U.S. Food and Drug Administration (“FDA”) and to a lesser extent the U.S. Drug Enforcement Agency (“DEA”) and state government agencies. The Federal Food, Drug and Cosmetic Act, the Controlled Substances Act and other federal statutes and regulations all govern or influence the development, testing, manufacture, packaging, labeling, storage, record keeping, safety, approval, advertising, promotion, marketing, sale and distribution of our pharmaceuticals.

      FDA approval is required before any dosage form of any new pharmaceutical, including any off-patent equivalent of a previously approved pharmaceutical, may be marketed. The process for obtaining governmental approval to market pharmaceuticals in the United States is rigorous, time-consuming and costly, and it is difficult to predict the extent to which this process may be affected by legislative and regulatory developments. We are dependent on receiving FDA and other types of governmental approvals prior to producing and marketing virtually all of our new pharmaceuticals in the United States. Consequently, there is always a chance that the FDA or any other applicable agency will not approve our new pharmaceuticals, or that the rate, timing and cost of such approvals will adversely affect our launch plans and ultimately our results of operations. See “Item 3: Key Information — Risk Factors — Risks Related To Our Pharmaceuticals Business — Our Business is Subject to Extensive Governmental Regulation, Including Price Controls” for a discussion of these risks.

      All applications for FDA approval are required to contain information relating to formulation, raw materials, stability, manufacturing, packaging, labeling and quality control. There are two types of applications for FDA approval:

•	New Drug Application (“NDA”). We file an NDA whenever we seek approval for drugs with active ingredients and/or with dosage strengths, dosage forms, delivery systems or pharmacokinetic profiles, i.e., the characteristic interactions of a drug and the body in terms of its absorption, distribution, metabolism, and excretion, that have not been previously approved by the FDA. NDAs are typically filed for newly developed branded pharmaceuticals as well as for new dosage forms of existing drugs that have been approved previously.

•	Abbreviated New Drug Application (“ANDA”). We file an ANDA whenever we seek approval for off-patent, that is, generic, equivalents of previously approved drugs or unapproved dosage forms of such drugs.

      The process mandated by the FDA before a previously unapproved pharmaceutical may be marketed in the United States essentially involves the following steps:

•	Preclinical laboratory and animal tests;

•	Submission of an investigational new drug application (“IND”), which must become effective before clinical trials may begin;

•	Adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use;

•	Submission of an NDA containing the results of the preclinical and clinical trials establishing the quality, safety and efficacy of the proposed drug for its intended use; and

•	FDA approval of the NDA.

      Preclinical tests encompass the laboratory evaluation of a new pharmaceutical, its chemistry, formulation and stability, as well as animal studies to assess its potential safety and efficacy. Following the conclusion of preclinical tests, the results of these studies, which have to demonstrate that the pharmaceutical delivers sufficient quantities of the drug to the bloodstream to create the desired therapeutic results, are submitted to the FDA as part of an IND, which must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA unless the FDA, during that 30-day period, raises concerns or questions about the conduct of the trials as outlined in the IND. In such cases, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. In addition, an independent Institutional Review Board at the medical center that proposes to conduct the clinical trials must review and approve any clinical study before it commences.

      Human clinical trials are typically conducted in three sequential phases:

•	Phase I. During this phase, the drug is initially introduced into a relatively small number of healthy humans or patients and is tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion.

•	Phase II. This phase involves studies in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the drug for specific targeted diseases or conditions, and to determine dosage tolerance and optimal dosage.

•	Phase III. When Phase II evaluations demonstrate that a dosage range of the drug is effective and has an acceptable safety profile, Phase III trials are undertaken to further evaluate dosage, clinical efficacy and test for safety in an expanded patient population at geographically dispersed clinical sites.

      We then submit to the FDA the results of our internal development process and of the mandatory preclinical and clinical studies along with documentation evidencing our compliance with applicable Chemistry, Manufacturing and Controls (“CMC”) requirements as part of an NDA. The drug development and NDA approval process averages approximately eight to twelve years.

      FDA approval of an ANDA is required before we may begin marketing an off-patent or generic equivalent of a drug that previously has been approved under an NDA or a previously unapproved dosage form of a drug that has been approved under an NDA. The ANDA approval process differs from the NDA approval process in that it does not require new preclinical and clinical studies; instead, it relies on the clinical studies establishing safety and efficacy conducted for the previously approved drug. The ANDA process, however, requires the generation of data that show that the ANDA drug is bioequivalent (that is, therapeutically equivalent) to the previously approved drug. “Bioequivalence” compares the bioavailability of one drug with another and, if established, indicates that the rate and extent of absorption of an off-patent drug in the body are substantially equivalent to the previously approved drug. “Bioavailability” establishes the rate and extent of absorption, as determined by the time-dependent concentrations of a drug in the bloodstream needed to produce a therapeutic effect. Because ANDAs do not require that new clinical trials be conducted in order to establish the safety and efficacy of the drugs for which approval is sought, the ANDA approval process typically is substantially less time-consuming than the NDA approval process.

      Supplemental NDAs or ANDAs are required for, among other things, approval to transfer products from one development site to another. Such applications may be under review by the FDA for a year or more. In addition, certain drugs may be approved for transfer only once new bioequivalence studies have been conducted or other certain requirements have been satisfied.

      To obtain FDA approval of both NDAs and ANDAs, our procedures and operations must conform to FDA quality system and control requirements generally referred to as current Good Manufacturing Practices (“GMP”), as defined in Title 21 of the U.S. Code of Federal Regulations. These regulations cover all aspects of the development, manufacturing and marketing process from receipt and qualification of components to distribution procedures for finished products. Since they are evolving standards, we have to continue to expend time, money and effort in all production and quality control areas to maintain compliance. The evolving and complex nature of regulatory requirements, the broad authority and discretion of the FDA, and the high level of regulatory oversight results in the continuing possibility that we may be adversely affected by regulatory actions despite our efforts to maintain compliance with the applicable regulatory requirements. See “Item 3: Key Information — Risk Factors — Risks Related To Our Pharmaceuticals Business — Our Business is Subject to Extensive Governmental Regulation, Including Price Controls” for a discussion of these risks.

      In addition, we are subject to periodic inspections of our facilities, procedures and operations and/or the testing of our pharmaceuticals by the FDA, the DEA and certain other authorities that conduct periodic inspections to assess our compliance with applicable regulations. The FDA also conducts pre-approval and post-approval reviews and plant inspections in connection with its review of our applications for new products to determine whether our systems and processes comply with GMP and other applicable FDA regulations. If the FDA determines that deficiencies have occurred at any of our facilities, it may, among other things, withhold approval of any NDAs, ANDAs or other applications that we have submitted. Our vendors that provide us with finished products or components used to manufacture, package and label pharmaceuticals are subject to similar regulations and periodic inspections. Following its inspections, the FDA may issue notices on Form 483 and Warning Letters that may cause us to modify certain activities identified during the inspection. A Form 483 notice is typically issued at the conclusion of an FDA inspection and lists conditions that the FDA investigators believe may violate GMP or other FDA regulations. FDA guidelines specify that a Warning Letter be issued only for violations of “regulatory significance” for which the failure to adequately and promptly achieve correction may be expected to result in an enforcement action.

      Failure to comply with FDA and other governmental regulations may result in fines, unanticipated compliance expenditures, recall or seizure of pharmaceuticals, total or partial suspension of production and/or distribution, suspension of the FDA’s review of NDAs, ANDAs or other applications, enforcement actions, injunctions and criminal prosecution. Under certain circumstances, the FDA also has the authority to revoke previously granted approvals. Although we have internal compliance programs, if these programs do not meet the applicable standards or if our compliance is deemed deficient in any significant way, our business may be materially adversely affected. See “Item 3: Key Information — Risk Factors — Risks Related To Our Pharmaceuticals Business — Our Business is Subject to Extensive Governmental Regulation, Including Price Controls” for a further discussion of risks in connection with FDA regulations.

      The Generic Drug Enforcement Act of 1992 established penalties for wrongdoing in connection with the development or submission of ANDAs. Under this act, the FDA has the authority to permanently or temporarily bar companies or individuals from submitting or assisting in the submission of ANDAs and to temporarily deny approval and suspend applications to market off-patent drugs. The FDA may also suspend the distribution of all drugs approved or developed in connection with certain wrongful conduct and/or withdraw approval of ANDAs and seek civil penalties. The FDA may also significantly delay the approval of any pending NDA, ANDA or other regulatory applications under the Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities Policy Act.

      In recent years, there has been enhanced political attention and governmental scrutiny at the federal and state levels of the prices paid or reimbursed for pharmaceuticals under Medicaid, Medicare and similar programs. The U.S. Federal Trade Commission (“FTC”) has announced its intention to conduct a study of whether brand-name and generic drug providers have entered into agreements, or have used other strategies, to delay competition from generic versions of patent-protected drugs. The FTC’s announcement could affect the manner in which generic drug providers resolve intellectual property litigation with branded pharmaceutical companies, and may result in an increase in private-party litigation against pharmaceutical companies. See “Item 3: Key Information — Risk Factors” for a discussion of government regulation in connection with third-party reimbursement programs.

     European Union

      Much of what has been said with respect to the approval process applicable to new drugs in the United States also applies to the European Union. In the European Union, however, two different basic procedures are available: a centralized approval procedure and one based on the Mutual Recognition Procedure. The London-based European Agency for the Evaluation of Medicinal Products (“EMEA”) governs the centralized drug registration and approval process and consists of two committees, one for proprietary medicinal products (“CPMP”) and one for veterinary medicinal products (“CVMP”). Each member state of the European Union has two members on each committee. The committees make recommendations based on reviews of appointed rapporteurs and co-rapporteurs, who are part of the CPMP/ CVMP. Following the committee’s recommendation, the European Commission issues a formal decision, which is valid throughout the entire European Union. Upon completion of the approval process, the drug may be marketed within all member states. An alternative procedure is the Mutual Recognition Procedure. Pursuant to this procedure, one member state carries out the primary evaluation. The other member states then have 90 days to decide whether they accept or reject the decision made by that member state. If a member state does not follow the decision of the reference country, then the process is referred to the CPMP and is reviewed according to the centralized procedure. Based on the CPMP’s determination, a formal decision is made by the European Commission.

     Japan

      In Japan, two issues make the approval process difficult for drugs developed outside of that country. First, the Japanese approval agency recognizes only a limited number of the documents used in registration procedures in other countries. Second, the Japanese approval agency requires that tests to determine appropriate dosages for Japanese patients be conducted on Japanese subjects and patients. As a result of these issues, parts of Phase II and Phase III clinical trials carried out in the United States or Europe typically need to be repeated in Japan. These regulatory requirements may cause delays of two to three years in introducing drugs developed outside of Japan to the Japanese market.

Chemicals

     Overview

      We develop, manufacture and market a wide range of specialty chemicals targeted at selected niche markets. Specialty chemicals are high value-added products used in the manufacture of a wide array of applications. Compared with commodity chemicals, specialty chemicals are typically made in smaller volumes. We offer our specialty chemicals together with support and comprehensive customer service regarding the use of our products and their adaptation to the specific manufacturing requirements of individual customers. The highly application-specific nature of specialty chemicals impedes product substitution, which fosters close relationships between suppliers and customers.

      In 2002, our chemicals division generated net sales of € 748 million, an increase of 4.3% compared with 2001. The chart below provides a breakdown of our chemicals net sales by geographic region for the three years ended December 31, 2002:

Chemicals Net Sales by Geographic Region

      With the exception of North America, where our business has lately suffered from the general economic slowdown, our chemicals division has grown steadily in most geographic regions in which we are active. As a result of the international dimension of our business, our results of operations are materially affected by exchange rate fluctuations in any given period, especially by changes in the exchange rate between the euro on the one hand and the U.S. dollar and the Japanese yen on the other hand. See “Item 3: Key Information — Risk Factors — Risks Related To Each Of Our Businesses — Exchange Rate Fluctuations Could Affect our Results of Operations and Reduce our Ability to Price our Products Competitively” for more information on our exchange rate exposure.

      Our chemicals division comprises three business areas:

•	Additives & Instruments, which comprises paint additives, plastic additives and wax additives as well as paint testing instruments, including gloss and color meters;

•	Coatings & Sealants, which comprises can and coil coatings for packaging and general industry applications as well as sealing compounds for cans and closures; and

•	Electrical Insulation, which comprises electrical insulation coatings for copper and aluminum wires, electrical insulation systems for use in electrical and electronic components, and compounds for a variety of other applications.

      Previously, we presented our chemicals division on the basis of four business areas: Additives & Instruments, Coatings & Sealants, Wire Enamels and Varnish & Compounds. Effective January 1, 2003, we combined our Wire Enamels and Varnish & Compounds business areas and now refer to this business area as Electrical Insulation. In this annual report, we give effect to the merger of the Wire Enamels and Varnish & Compounds business areas for all periods presented.

      Our chemicals division has grown steadily over the past several years both organically and as a result of strategic acquisitions. We expect to continue to rely on a combination of organic growth and acquisitions for the expansion of our operations in the future. When we make acquisitions, we look for targets that enable us to achieve synergies and that have a management that is both experienced, competent, and willing and able to accept our culture and our focus on serving our customers.

      The chart below provides a breakdown of our chemicals net sales by business area for the three years ended December 31, 2002:

Chemicals Net Sales by Business Area

      Because chemicals are used in a variety of industries, manufacturers of specialty chemical products are typically affected by the business cycles experienced by the industries that they serve. By targeting selected niche markets in complementary industries, we seek to diversify our risk and reduce our exposure to these cycles.

     Products

     Additives & Instruments

      We provide a wide range of innovative, high-quality additives and related measuring and testing instruments. In 2002, net sales generated by our Additives & Instruments business totaled € 304 million.

      We offer a comprehensive portfolio of paint additives, plastic additives and wax additives, which we develop for the specific requirements of our customers in the coatings, plastics and printing ink industries and which we market under our global brand BYK-Chemie. Additives are substances that have essentially two applications: First, they facilitate manufacturing processes, for example, by reducing viscosities and shortening processing times, and second, they substantially improve the quality of products, especially their mechanical properties and appearance. Because additives can achieve effects that otherwise would not be possible, additives have become an integral and indispensable part of modern paint and plastics formulations. Due to their high effectiveness, they are usually applied in small dosages.

      Our additives portfolio comprises wetting and dispersing additives for pigments and fillers, additives to improve surface properties, defoamers and air release agents, rheological additives, wax emulsions, dispersions and micronized waxes. Our additives are used in a variety of downstream applications, such as architectural and industrial coatings, automotive finishes, wood, can and coil coatings, printing inks, vinyl floorings, polyester, epoxy or acrylic resin systems and polishes.

      As a complement to our additives portfolio, we also offer measuring and testing instruments that may be used to measure the surface characteristics of plastics and paints, including their color and gloss attributes. We market our instruments under our global brand BYK-Gardner. By enabling our customers to adjust their selection and dosage of additives based on the surface characteristics of the raw materials that they use, our instruments portfolio naturally complements our additives offering. We believe that our ability to offer complete solutions consisting of additives and instruments affords us a competitive edge.

      We manage our additives business from the headquarters of our chemicals division, which are located in Wesel, Germany, and which are responsible for our worldwide R&D, manufacturing and marketing efforts. In contrast, sales and customer service are the responsibility of our local operating companies, which operate in proximity to our customers. We believe that this dual approach enables us to achieve operational synergies, while staying in touch with our customers.

      Our Additives & Instruments business has expanded continuously over the past several years, almost entirely as a result of organic growth. On September 1, 2002, we acquired the polyurethane foam surfactants business of GE Bayer Silicones GmbH & Co KG. In 2001, this business had revenues of € 2 million.

Coatings & Sealants

      In the area of Coatings & Sealants, we offer can and coil coatings as well as compounds and sealants. In 2002, our Coatings & Sealants business generated net sales of € 221 million. Our can and coil coatings are used, among other things, to coat steel and aluminum sheets and coils. An important downstream application of our coatings portfolio are packaging materials that are used in the food industry, including cans, drums and closures as well as aluminum, plastic and paper foils for flexible packages. In addition, our coil coatings are also used for other applications, such as facade claddings, roller shutters, blinds and furniture. Our compounds and sealants portfolio comprises sealing compounds for use in food and beverage cans, bottle closures and jar lids.

      We believe that we offer a comprehensive portfolio of coatings and sealants. This is especially true of packaging applications, for which we are able to provide our customers with complete solutions. Our position in the coatings market is particularly strong in Europe. In the area of closure compounds and can sealants, we consider ourselves to be among the leading providers worldwide. Our declared goal is to be the best in class with respect to every type of product that we offer and every market that we are active in.

      Our Coatings & Sealants business has grown steadily in the past, and we intend to continue to grow in the future. Our growth strategy involves the acquisition of niche players that we consider desirable fits for our business. In 2002, we acquired the can coating business of Akzo Nobel Inks Corp., which had revenues of € 2 million in 2001.

Electrical Insulation

      In our Electrical Insulation business, we offer a comprehensive range of wire enamels, impregnating resins, coatings and other compounds used for electrical insulation in a variety of applications. All of the products in our Electrical Insulation portfolio are formulated to fulfill various performance requirements in addition to electrical insulation, such as mechanical and chemical resistance and thermal endurance even under severe operating conditions. Our Electrical Insulation portfolio comprises:

•	Enamels for the electrical insulation of copper and aluminum wires used in a variety of electrical applications, including electrical motors, transformers, household appliances and consumer electronics;

•	Resins for the impregnation of electrical windings in motors, generators and other coils;

•	Compounds for the potting, encapsulation and embedding of electrical and electronic components such as transformers, printed circuit boards and capacitors; and

•	Coatings and compounds for specialized applications, including tooling, rapid prototyping and magnetic materials.

      In 2002, our Electrical Insulation business generated net sales of € 223 million.

      As with Coatings & Sealants, part of our growth strategy in our Electrical Insulation business area is to expand our market position by making selective acquisitions of innovative companies with strong positions in the markets in which they operate. In 2002, we acquired Guardian Resin Corporation, a company engaged in developing, manufacturing and marketing resin formulations. In 2001, Guardian had revenues of € 3 million. In April 2003, we signed an agreement to acquire the electrical insulation business of Schenectady

International, Inc. The closing of the transaction is still subject to antitrust approval. The transaction is expected to close on or before June 30, 2003. As part of the transaction, we will acquire 100% of the shares of Schenectady Europe GmbH, Hamburg, Germany, and 83% of the shares of Schenectady Beck India, a company listed on the Indian stock exchange. We will also acquire Schenectady’s electrical insulation business in the United States, the United Kingdom, South Africa, Brazil, Mexico, Canada and Australia. In 2002, Schenectady’s electrical insulation business had revenues of $ 91 million. We will continue to consider acquisition opportunities to further expand our business in selected geographic regions in the future.

Research And Development

      While the specialty chemicals industry is not as R&D-intensive as the pharmaceuticals industry, we consider the development of innovative specialty chemicals that are capable of satisfying our customers’ needs a key prerequisite for the success of our business. The overarching goal of our R&D efforts is to create customized solutions that add value to our customers’ manufacturing processes and the products that they market. In doing so, we seek to distinguish ourselves from our competitors in terms of quality and innovation. In order to be in a position to employ state-of-the-art technology in all aspects of our dealings with customers, we supplement our development processes with basic research in selected areas.

      In our Additives & Instruments business, we manage most aspects of our R&D efforts on a centralized basis. Virtually all research related to additives is carried out at the headquarters of our chemicals division, which are located in Wesel, Germany. While we also maintain laboratories for these products in close proximity to our customers in all major markets, none of them is engaged in research activities. Instead, the function of these laboratories is to provide our customers with technical assistance and to solve their problems on-site. In our Electrical Insulation business, we carry out basic research projects at our facilities in Wesel, particularly in the area of wire enamels. In addition, we maintain R&D laboratories at selected local manufacturing sites. These laboratories develop and produce region-specific formulations in close contact with our customers and provide them with technical service and support. In our Coatings & Sealants business, we manage our entire R&D process on a decentralized basis, with our R&D laboratories being located at our local plants. To avoid overlaps and redundancies, our management promotes close collaboration and the mutual exchange of information between R&D facilities within each of our business areas.

      As far as new technologies are concerned, such as UV-curing and nano technologies, which we expect to play an increasingly important role in the specialty chemicals industry, each of our business areas conducts its own R&D efforts. Because the value of new technologies to our business is highly application-specific, our management considers this approach preferable to concentrating all R&D in one location. To ensure that know-how built up in one business area becomes available to other business areas, we actively manage cooperation between our various R&D facilities involved in similar technology projects.

      As of December 31, 2002, 460 people worldwide — 20% of the workforce of our chemicals division — were employed in our laboratories. Our R&D expenditures in this division totaled € 34 million in 2002, representing a 5.4% increase compared with 2001.

Supplies And Raw Materials

      We purchase our supplies and raw materials from third parties and typically seek to diversify our sources so as to minimize the risk of supply chain outages. We do not believe that the loss of any one of our providers would have a material adverse effect on our business. In addition, we believe that alternative sources for all supplies and raw materials that we need in our business would be readily available to us without undue expense and delay. We have not experienced significant difficulties in obtaining supplies and raw materials of sufficient amounts and quality in recent years, and we do not expect to encounter such difficulties in the foreseeable future.

      Like other companies in the chemicals industry, we are exposed to raw material price increases. While we have historically been able to pass such increases on to our customers, we have recently experienced difficulty in doing so, which has created pressure on our margins. To reduce this pressure, we attempt to secure important raw materials by entering into long-term contracts. In 2002, we have been able to offset the impact of rising raw material prices by realizing cost savings in connection with streamlining our internal processes.

Production

      Our production strategy is to minimize costs by streamlining our manufacturing processes and by creating facilities that specialize in discrete product groups, thereby achieving economies of scale. In implementing this strategy, we focus on capacity and process improvements with respect to our existing facilities. To the extent necessary, we also construct new facilities. As a rule, we seek to promote close collaboration between our production facilities and our sales and service organizations so as to be able to adapt our manufacturing processes according to our customers’ needs. We consider this approach especially important in the areas of Coatings & Sealants and Electrical Insulation.

      We own substantially all of our manufacturing facilities and substantially all of the land on which they are located. Our most important production facility in the chemical division is located in Wesel, Germany, where we manufacture the majority of the products of our additives business area. We operate our facility located in Pittsburgh, Pennsylvania, in a joint venture with the legal owner of the land and lease our facilities in Montataire, France, Collecchio, Italy, and Fort Wayne, Indiana.

      The following table shows selected key information with respect to our current manufacturing facilities as well as our facilities under construction:

Production Facilities

Location	Function	Size (m2)

Wesel, Germany	Additives	98,810
Kempen, Germany	Wire enamels, impregnating resins and compounds	36,713
Grevenbroich, Germany	Coatings	25,219
Bremen, Germany	Closure compounds	13,719
Lehrte, Germany	Coatings	24,719	(1)
Geretsried, Germany	Measuring and testing instruments	10,323
Vienna, Austria	Coatings	28,508
Sedan, France	Coatings	20,000
Montataire, France	Coatings	4,342
Quattordio, Italy	Wire enamels, impregnating resins	40,096	(2)
Ascoli Piceno, Italy	Wire enamels, impregnating resins	17,499
Burago, Italy	Coatings	12,323
Collecchio, Italy	Compounds	8,000
Deventer, Netherlands	Additives	18,850
Vigo, Spain	Can sealants	20,637
Manchester, United Kingdom	Impregnating resins	8,500
St. Louis, Missouri	Wire enamels, impregnating resins and compounds	70,000
Wallingford, Connecticut	Additives	75,366
Pittsburgh, Pennsylvania	Coatings and sealants	5,060
Fort Wayne, Indiana	Wire enamels	3,345
Tongling City, China	Additives and wire enamels	19,634
Shunde, China	Coatings	9,754

(1)	14,104 m2 owned and 10,615 m2 leased.

(2)	26,030 m2 owned and 14,066 m2 leased.

Customers, Sales and Marketing

      We sell our specialty chemical products in more than 100 countries worldwide. Our customer focus and our commitment to quality and service have enabled us to achieve leading market positions. We seek to maintain close links between our manufacturing facilities and our sales and marketing organization in order to be able to respond to our customers’ changing needs quickly. In addition, this approach enables us to ship products directly from our manufacturing facilities to our customers, which reduces both our and their inventories.

      Our main customers in the area of Additives & Instruments are in the paint and plastics industry. We offer our Additives & Instruments portfolio worldwide under our global brands BYK-Chemie and BYK-Gardner. Our marketing efforts are coordinated by our headquarters in Wesel, Germany, and are supported by our global sales and marketing organization, which consists of marketing companies in the United States, France and Japan and sales offices in Korea, Singapore and China. In those areas of the world where it does not make sense for us to maintain sales and marketing organizations of our own, we rely on distributors with which we have long-term relationships and whom we typically remunerate on a commission basis. We do not depend on any one of our distributors, and none accounts for a material portion of our revenues. In addition, we employ technical consultants who provide technical advice and service to our customers in all major markets.

      As far as Electrical Insulation is concerned, we use our own sales operations in all major markets worldwide.

      In the area of Coatings & Sealants, our customers comprise a small number of globally operating companies in the packaging and certain other industries. The principal customers of our Electrical Insulation business are large manufacturers of magnet wires and producers of electrical and electronic components. Because electrical and electronic devices are used in a wide variety of applications of everyday life, our customer base for impregnating resins and compounds is very large and diverse. Each of our business areas has a management of its own that coordinates its sales and marketing efforts and that is also involved in dealing with the key customers of the respective business area. The actual sales and marketing effort, however, is carried out at the local level by our operating companies and, to the extent that we do not serve a particular market through our own organization, either by way of direct sales made by us or through external agents, whom we remunerate on a commission basis. In the Coatings & Sealants area, we rely on our own sales and marketing organizations in Germany, most other major European markets, the United States and China.

Competition

      Because specialty chemicals are frequently critical components of the manufacturing processes or end products in which they are used, they are typically offered together with support and customer service regarding their use and adaptation to the manufacturing requirements of individual customers. Therefore, the key competitive factors in all our business areas are the ability to respond to customers’ needs and the commitment to constantly introducing new products and providing consistent quality and service.

      The specialty chemicals industry is a highly fragmented industry, and there is no company that competes with us across all our business areas. The following table provides an overview of our principal competitors by business area:

Competitors

Additives & Instruments	Avecia, Borchers (a subsidiary of Bayer AG), Ciba Specialty Chemicals, Cognis, Degussa-Tego and Solutia
Electrical Insulation
Wire enamels	Schenectady(1), Du Pont, Nexans, Fupao Chemical and Hitachi
Impregnating resins and compounds	Vantico, Du Pont, Schenectady(1), Hitachi, Von Roll Isola and Ranbar
Coatings & Sealants
Can coatings	ICI, PPG and Valspar
Coil coatings	Akzo Nippon Paint, BASF, Becker Industrial Coatings, Sigma-Kalon and Tikkurila
Can sealants and closure compounds	W.R. Grace

(1)	In April 2003, we signed an agreement to acquire the electrical insulation business of Schenectady International, Inc.

Regulation

      The development, manufacture and marketing of chemical substances is regulated by national and international laws. Almost every country has its own legal procedures for manufacturing, registration and import. Of all countries, the laws and regulations of the European Union, the United States and Japan, however, are those which are most significant to our business. These regulations include the European inventory of existing commercial chemical substances, the European list of notified chemical substances, the United States Toxic Substances Control Act and the chemicals list of the Japanese Ministry of Trade and Industry. Chemicals that are contained in on one or more of these lists can usually be registered and imported without additional testing into any other country, although additional administrative requirements may exist.

Employees

      See “Item 6: Directors, Senior Management and Employees” for information on our employees.

Environmental Matters

      Our operations are subject to a number of environmental laws and regulations in each of the jurisdictions in which we operate governing, among other things, air emissions, wastewater discharges, the use, handling and disposal of hazardous substances and wastes, soil and groundwater contamination, as well as employee health and safety. Environmental compliance obligations and liability risks are inherent in many of our manufacturing activities. In the United States, certain environmental remediation laws, such as the federal “Superfund” law, can impose joint and several liability for site cleanup, regardless of fault, upon certain statutory categories of parties, including companies that sent waste to a site. We are subject to potential liability at a number of owned and third party sites in the United States.

      We believe that our operations are currently in material compliance with all applicable environmental laws and regulations. In many jurisdictions, environmental requirements may be expected to become more stringent in the future, which could affect our ability to obtain or maintain necessary authorizations and approvals and result in increased environmental compliance costs.

      While our management does not believe that environmental compliance or remedial requirements are likely to have a material effect on us, there is no assurance that future material environmental compliance or remedial obligations will not arise in connection with our operations or facilities or that such obligations will not have a material adverse effect on our business, financial condition or results of operations.

      We have established and continue to establish reserves for environmental remediation liabilities where the amount of such liability can be reasonably estimated. As a rule, investigations into potential contamination and subsequent cleanup are required only when a site is closed and the existing production facilities dismantled. Accordingly, it is not possible to reasonably estimate the ultimate liability for investigation and cleanup at sites that are still in operation. Likewise, given the uncertainty inherent in such estimates, any reserves that we have established may be subject to change.

Organizational Structure

      We have subsidiaries that operate in a number of countries throughout the world. The following table provides information as of December 31, 2002, with respect to our current significant subsidiaries:

Significant Subsidiaries

Corporate name, location			Ownership
and country of incorporation	Field of activity	Equity(1)	interest(2)

		(€ in millions)	(%)
Pharmaceuticals
ALTANA Pharma AG, Constance, Germany	Production, Distribution	95	100
ALTANA Pharma Deutschland GmbH, Constance, Germany	Distribution	<1	100
ALTANA Consumer Health GmbH, Hamburg, Germany	Distribution	<1	100
ALTANA Pharma B.V., Hoofddorp, The Netherlands	Distribution	58	100
ALTANA Pharma S.A./ N.V., Diegem, Belgium	Distribution	4	100
ALTANA Pharma S.A.S., Le Mée-sur-Seine, France	Distribution	13	100
ALTANA Pharma GmbH, Vienna, Austria	Distribution	14	100
Byk Gulden Italia S.p.A., Cormano, Italy	Distribution	26	100
ALTANA Pharma S.A., Madrid, Spain	Distribution	7	100
ALTANA Pharma Sp.z.o.o., Warsaw, Poland	Distribution	2	100
Altana Inc., Melville, New York	Production, Distribution	32	100
ALTANA Pharma Inc., Oakville, Canada	Distribution	22	100
ALTANA Pharma S.A. de C.V., Mexico City, Mexico	Production, Distribution	69	100
ALTANA Pharma Ltda., São Paulo, Brazil	Production, Distribution	40	100
ALTANA Pharma S.A., Buenos Aires, Argentina	Production, Distribution	2	100

Corporate name, location			Ownership
and country of incorporation	Field of activity	Equity(1)	interest(2)

		(€ in millions)	(%)
Chemicals
ALTANA Chemie AG, Wesel, Germany	Administration	124	100
BYK-Chemie GmbH, Wesel, Germany	Production, Distribution	106	100
Rhenania Coatings GmbH, Grevenbroich, Germany	Production, Distribution	3	100
DS-Chemie GmbH, Bremen, Germany	Production, Distribution	6	100
Terra Lacke GmbH, Lehrte, Germany	Production, Distribution	4	100
Wiedeking GmbH, Kempen, Germany	Production, Distribution	5	100
BYK-Cera B.V., Deventer, The Netherlands	Production, Distribution	17	100
BYK-Chemie France S.A.S., Le Blanc-Mesnil, France	Distribution	4	100
Rembrandtin Lack Ges. mbH, Vienna, Austria	Production, Distribution	18	100
Dea Tech SIVA s.r.l., Ascoli Piceno, Italy	Production, Distribution	26	100
Salchi-Rhenacoat s.r.l., Milan, Italy	Production, Distribution	8	51
The P.D. George Company Inc., St. Louis, Missouri	Production, Distribution	30	100
BYK-Chemie USA, Wallingford, Connecticut	Production, Distribution	59	100
BYK-Chemie Japan KK, Osaka, Japan	Distribution	5	100
Tongling SIVA Insulating Materials Co. Ltd., Tongling City, People’s Republic of China	Production, Distribution	17	100
Other subsidiaries
MIVERA Vermögensanlagen AG, Bad Homburg v.d.H., Germany	Asset Management	50	100
ALTANA Technology Projects GmbH, Bad Homburg v.d.H, Germany	Investments in and collaborations with biotech companies	65	100

(1)	Figures calculated in accordance with International Financial Reporting Standards (“IFRS”).

(2)	Portion of ownership interest equals portion of voting power held.

Property, Plant & Equipment

      We own approximately 1.8 million square meters of property at our production, distribution and administrative facilities around the world and nearly all of the land that they occupy. See “— Pharmaceuticals-Production” and “— Chemicals-Production” for more information on our production facilities. We operate our facility located in Pittsburgh, Pennsylvania, in a joint venture with the legal owner of the land. In addition, our facilities in Montataire, France, Collecchio, Italy, and Fort Wayne, Indiana are leased on ordinary market terms and conditions. None of our properties are subject to material encumbrances or similar security interests. We believe that our current facilities and those of our consolidated subsidiaries are in good condition and adequate to meet the requirements of our present and foreseeable future operations.

Legal Proceedings

      As is the case with many companies in the pharmaceuticals and specialty chemicals industry, we have, are and may from time to time become a party to claims and lawsuits incidental to the ordinary course of our business. We are not currently involved in any legal or arbitration proceedings that we expect to have a material adverse effect on our financial position, and, to our knowledge, no such legal or arbitration proceedings are currently threatened.

      In 1988, we held 91% of Deutsch-Atlantische Telegraphen AG (“DAT”). In connection with the execution of a profit transfer and control agreement with DAT, which provided that all of DAT’s profits and losses had to be transferred to us, we made a mandatory exchange offer to the minority shareholders offering them 1.3 shares of our company for each DAT share held by them. The offer was based on a valuation of DAT. Subsequently, several minority shareholders applied to the competent court for relief, alleging that our compensation offer was inadequate. After raising our stake in DAT and integrating it into our company in 1990, we submitted a new compensation offer based on an exchange ratio of 1.4. After protracted litigation, in which lower courts confirmed the adequacy of our offers, the German Federal Constitutional Court (Bundesverfassungsgericht) reversed and remanded. The court held that the compensation offered by us should have been based on the market price of the shares, which would have led to a higher compensation to the DAT shareholders. On March 12, 2001, the German Federal Supreme Court (Bundesgerichtshof) decided that the exchange ratio had to be based on the average share price during the three months preceding the shareholders’ meeting that approved the profit transfer and control agreement. The case was subsequently remanded to a district court, which in its decision dated January 15, 2003 set the exchange ratio at 3.45 shares of our company for one DAT share (not taking into account the various stock splits that have occurred in the meantime). We have appealed that decision. If the appellate court were to confirm the district court’s decision, we would be required to deliver approximately 300,000 additional shares (based on our current share capital) and approximately € 2.3 million in cash. We expect to deliver these additional shares from existing treasury stock. We have already purchased virtually all of the required shares and made appropriate provisions in our consolidated financial statements.

Item 5:	Operating and Financial Review and Prospects

      The following discussion includes forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those contained in the forward-looking statements.

      You should read the following discussion of our financial condition and results of operations in conjunction with our consolidated financial statements, including the related notes, and the other financial information that we have included elsewhere in this annual report. For our consolidated financial statements as of and for the three years ended December 31, 2002, see the discussion beginning on page F-1. We have prepared our consolidated financial statements in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. For a description of the significant differences between IFRS and U.S. GAAP and a reconciliation of net income and shareholders’ equity to U.S. GAAP, you should read note 33 to our consolidated financial statements.

Overview

      We are a globally operating, fast-growing company that develops, manufactures and markets innovative pharmaceutical and specialty chemical products for a range of targeted, highly specialized applications. In recent years, we have on average achieved double-digit revenue growth and even faster increases in our operating income. We believe that this development is a result of our strategic focus on the pharmaceuticals and specialty chemicals markets and the continuous international expansion of our business. In recent years, much of this development has been driven by Pantoprazole. The following table indicates the growth of our business in recent years in terms of our net sales and our operating income for each of the last five years:

	1998(1)	1999	2000	2001		2002

	(€ in millions)
Net sales	1,476	1,577	1,928	2,308		2,609
Operating income	155	205	309	520	(2)	538
Net income	91	118	181	328		324

(1)	Amounts have been restated from Deutsche Mark into euros using the official fixed conversion rate of € 1.00 = DM 1.95583. The restated euro financial information depict the same trends as would have been presented if we had continued to present our financial information in Deutsche Mark. The financial information will not, however, be comparable to the euro financial information of other companies that previously reported their financial information in a currency other than Deutsche Mark.

(2)	Includes a one-time gain in the amount of € 110 million resulting from the sale of our interest in a joint venture with H. Lundbeck A/S, a Danish company active in the treatment of diseases of the central nervous system (“CNS”) and a special donation of € 15 million to the Herbert Quandt endowment. Excluding these items, our operating income in 2001 would have been € 424 million.

      The following discussion highlights the main factors driving the revenues and results of operations of each of our two divisions from 2000 to 2002.

      Pharmaceuticals. The net sales of our pharmaceuticals division rose by 47.4%, from € 1,262 million in 2000 to € 1,591 million in 2001 and € 1,861 million in 2002. During the same period, the division’s operating income grew by 113.3%, from € 221 million in 2000 to € 363 million in 2001 and € 471 million in 2002. The 2001 figure has been adjusted for a one-time gain in the amount of € 110 million resulting from the sale of our interest in a joint venture and a one-time expense due to our donation of € 15 million to a charitable endowment, of which we booked € 7.5 million in our pharmaceuticals division. The results of operations of our pharmaceuticals division are driven by:

•	Our ability to develop and launch new and innovative therapeutics. Our pharmaceuticals division derives most of its revenues from the sale of therapeutic drugs, and its ability to develop and launch new and innovative drugs materially influences its results of operations. The launch of new drugs, however, requires the successful completion of a regulatory approval process that is complex and burdensome and whose outcome is uncertain.

Currently, the main revenue driver of our pharmaceuticals division is our gastrointestinal therapeutic Pantoprazole, whose net sales have risen by 134.9% over the past three years, from € 411 million in 2000 to € 680 million in 2001 and further to € 966 million in 2002. Pantoprazole accounted for 51.9% of our pharmaceuticals net sales in 2002, compared with a contribution of 42.8% in 2001 and 32.6% in 2000. In 2002, Pantoprazole continued to be the primary growth driver of the division’s net sales. The recent onset of competition by generics and AstraZeneca PLC’s launch of Nexium in the United States, however, have led to increased pressure on Pantoprazole in the U.S. market, which may result in reduced growth and potentially even a decline in our Pantoprazole net sales in future periods. To offset this development, we are in the process of developing several respiratory tract drugs, including Ciclesonide and Roflumilast, which we plan to launch over the next several years and which we hope will become revenue drivers of our pharmaceuticals division in the future.

•	Price regulations and budgeting decisions of local governments and health care providers. The sale of pharmaceuticals is subject to extensive price controls, which not only limit the amount of revenues that we can earn from our products but which also influence the purchasing patterns of hospitals, doctors and patients. For example, after a period in which health care providers in Germany were afforded greater flexibility in their budgeting decisions and during which we were able to boost our sales of ethical therapeutics in the German market, recent government proposals to introduce reference prices for patent-protected drugs and the recently adopted mandatory rebate system are likely to have the opposite effect.

•	The level of our investment in R&D in any given period. The development of new and innovative therapeutics involves substantial investments in R&D. Thus, the level of our R&D spending in any given period has a material impact on the results of operations of our pharmaceuticals division in that period. To maintain our high level of innovation, we seek to invest approximately 20% of the annual revenues of our therapeutics business in R&D. Basic research and the initial development, manufacture and launch of a new therapeutic typically require high levels of cash expenditures, whereas the marginal cost of producing additional units of the therapeutic is low. As a result, our ability to recover our R&D expenditures and to generate a profit from our drugs depends on our ability to obtain patent and other forms of intellectual property protection for these drugs to shield us from competition by manufacturers of generic equivalents.

•	The sales and marketing methods we use for our therapeutics. The results of operations of our pharmaceuticals division depend substantially on the selling and distribution expenses that we incur in marketing our therapeutics. The amount of selling and distribution expenses incurred with respect to any given drug depends on a variety of factors. One principal factor is the stage of the drug’s life cycle. When we launch a new therapeutic, we typically incur substantial selling and distribution expenses to support its introduction to the worldwide pharmaceuticals markets. As the drug becomes established in its markets, these costs decline.

Another key factor influencing the level of selling and distribution expenses of our therapeutics and the revenues generated by them is the method that we use to distribute them. While we record selling and distribution expenses in markets where we sell our drugs directly, we at times use arrangements under which a local distributor purchases therapeutics from us at a price specified in the relevant distribution agreement and then assumes sole responsibility for selling and distributing these drugs in its local market. All expenses incurred in connection with the sale and distribution of the drugs are the distributor’s responsibility. An example of this type of distribution arrangement is our agreement with Wyeth Pharmaceuticals, the pharmaceuticals division of Wyeth, Inc., (“Wyeth”) to distribute Pantoprazole in the United States. See “Item 10: Additional Information-Material Contracts” for a summary of the material terms of our distribution arrangement with Wyeth.

•	The composition of our portfolio of pharmaceuticals. The manufacturing costs of the various products sold by our pharmaceuticals division vary considerably relative to their prices. Therefore, the results of operations of our pharmaceuticals division depend in part on the mix of pharmaceuticals that we ship in any given period. For example, because Pantoprazole has lower manufacturing costs relative to its price than many other products in our portfolio, our cost of sales as a percentage of net sales are lower in periods in which we ship higher volumes of Pantoprazole.

      Chemicals. The net sales of our chemicals division increased by 12.3%, from € 666 million in 2000 to € 717 million in 2001 and € 748 million in 2002. Over the same period, its operating income went down by 9.8%, decreasing from € 115 million in 2000 to € 98 million in 2001 before increasing to € 104 million in 2002. The results of operations of our chemicals division are driven by:

•	Our ability to consistently launch new and innovative products. The longer a successful product is on the market, the more time competitors have to develop products with similar features, leading to increased competition and downward price pressure. As a result, a key driver of the revenues and results of operations of our chemicals division is our ability to consistently develop, manufacture and sell new and innovative specialty chemical products with advanced technical features and to ensure that such products account for a substantial share of our product portfolio.

•	Our ability to maintain close ties with our customers. In the specialty chemicals industry, it is important to be able to offer customers complete solutions consisting not only of products but also of comprehensive technical advice and service in connection with these products. Because the relationship aspect is an integral part of our product offering, our ability to maintain close ties with our customers affects the prices that our customers are willing to pay us and ultimately our revenues and results of operations.

•	The business cycles experienced by our customers. Although our products are targeted at specialized applications, our chemicals division is subject to the business cycles experienced by our customers. While we find it difficult to insulate our business from the impact of economic downturns that affect all of our customers, such as the global downturn that began in the fourth quarter of 2000 and lasted throughout 2002, we attempt to reduce our exposure to the business cycles of the industries that we serve by focusing on complementary industry segments and discrete geographic regions.

•	The level of raw material prices. Another driver of the results of operations of our chemicals division is the level of raw material prices prevailing at any given point. Historically, we have at times found it difficult to pass such increases on to our customers, and we may experience similar difficulties in the future. For example, in both 2000 and 2001, the results of operations of our chemicals division were materially influenced by rising raw material prices, especially the prices of petroleum derivatives, which climbed substantially from the historical all-time low that they had reached during 1999. In 2002, we continued to be exposed to rising raw material prices but were able to limit their impact on our business by streamlining our procurement processes and substituting cheaper raw materials for more expensive ones.

      The revenues of each of our two divisions may be materially influenced by acquisitions made by that division during any given period. This is particularly true of our chemicals division, whose growth strategy contemplates the acquisition of suitable targets. In addition, each division’s results of operations have been and continue to be materially influenced by exchange rate movements, particularly between the euro and each of the U.S. dollar, the Brazilian real, the Mexican peso and the Japanese yen. To ensure comparability across reporting periods, the following discussion of our results of operations breaks out acquisition and foreign exchange rate effects.

      We present segment information in accordance with IAS 14. The basis for our segment reporting is our two divisions: pharmaceuticals and specialty chemicals. This reporting system reflects the management structure of our organization, pursuant to which our holding company is responsible for making strategic decisions with respect to our two divisions, whereas the implementation of these decisions at the division level is the responsibility of the heads of the respective divisions, who manage them on a day-to-day basis. The reporting system also reflects our internal financial reporting and the predominant sources of risks and returns in our business. During the periods under review, there have not been significant sales between our pharmaceuticals and our chemicals segments.

Critical Accounting Polices

     Revenue Recognition

      As described in note 2 to our consolidated financial statements, we recognize revenue if the revenue can be reliably measured, it is probable that we will realize the economic benefits of the underlying transaction, and all costs to be incurred in connection with the transaction can be reliably measured. Accordingly, we recognize revenue in connection with the sale of a product at the moment the product is shipped and title passes to the customer.

      We make provisions for discounts and rebates to customers in the same period in which we recognize the related revenue, using a consistent methodology. We believe that our current provisions appropriately reflect our exposure to discount and rebate payments. Historically, discounts and rebates have not materially impacted our net sales.

      Currently, Wyeth is our single largest customer. Under our agreement with Wyeth to distribute Pantoprazole in the United States, we have granted Wyeth an exclusive license to sell Pantoprozole-based products in the U.S. market. Under the agreement, Wyeth pays us a specified percentage of its Pantoprazole-related net sales, subject to a minimum price. See “Item 10: Additional Information-Material Contracts” for more information on this contract. Because our net sales from this arrangement depend on the price that Wyeth achieves in the market, we recognize revenue from products delivered to Wyeth, but not yet sold to its customers, only at the minimum price. In doing so, we use a system which we believe permits us to reasonably determine the number of unsold products.

      We record non-refundable up-front payments received under our various licensing agreements as deferred revenue and recognize them in income over the estimated term of the contracts. An example of a licensing agreement is our contract with Wyeth to distribute Pantoprazole. We follow a similar policy with respect to up-front payments received under our various co-development arrangements — we record them as deferred revenue and recognize them in income on a straight-line basis over the expected term of the collaboration through the date of final regulatory approval of the given drug candidate. Examples of co-development agreements include our contract with Pharmacia Corporation to develop Roflumilast and our arrangement with Aventis S.A. with respect to the development of Ciclesonide. See “Item 4: Information on the Company-Pharmaceuticals-Research and Development” for more information on these arrangements. Under our arrangement with Pharmacia, which is currently one of our most important development collaborations, we received an upfront payment in 2002 of € 33 million. Of this amount, € 22 million is non-refundable. We recorded the non-refundable portion as deferred revenue and recognize it on a straight-line basis through the date on which we expect to receive regulatory approval of Roflumilast.

      Nonetheless, it is important to emphasize that, given the complex nature of our development projects and the uncertainties inherent in the regulatory approval process, any estimate of the date on which we expect to receive regulatory approval of a particular drug involves considerable uncertainty and the exercise of significant management judgment. For each new drug candidate, we establish a detailed timetable in close consultation with our partners. We base these timetables on, among other things, our past experience. We believe that our current estimates are based on sound assumptions and are realistic. Nonetheless, regulatory approval of a drug candidate may occur earlier or later than we estimate, which in turn would impact the timing of revenue recognition. For example, if the time to regulatory approval for Roflumilast were 10% longer than we assume in our estimates, the amount of deferred revenue that we should have recognized in income in 2002 would be approximately 9% lower than the amount actually recorded.

      In addition to up-front payments, we may receive milestone payments under our various development collaborations. We recognize revenue in income at the time we receive a milestone payment if the payment is non-refundable and the milestone represents the achievement of a significant technical/regulatory hurdle in the research and development process. If these conditions are not satisfied, we defer all or a portion of the payment and subsequently record it as income in a manner appropriate to the specific facts and circumstances.

     Employee Incentive Plans

      As described in greater detail in notes 2 and 13 to our consolidated financial statements, we offer various share-based employee incentive plans. See also “Item 6: Directors, Senior Management & Employees-Share Ownership-Stock Option Plans” and “Item 6: Directors, Senior Management & Employees-Share Ownership-Altana Investment Program” for additional information on these plans. To enable us to satisfy our obligations under these plans, we may from time to time purchase shares of our company in the open market. Under IFRS, we amortize the excess of the average price at which we acquire these shares over the option exercise price over the applicable vesting period. U.S. GAAP currently permits companies to choose whether to apply the intrinsic value accounting method provided by the Accounting Principles Board’s (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) or the fair value method provided in the Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standard (“SFAS”) No. 123 “Accounting for Stock Based Compensation” (“SFAS 123”). We currently use APB 25. U.S. GAAP makes a distinction between fixed plans and variable plans. Generally, a plan is deemed fixed if both the option exercise price and the number of options the participant will receive are known at the grant date. By contrast, plans under which options are granted or become exercisable only upon the achievement of performance hurdles are normally considered variable. Additionally, a plan provision which requires cash settlement or permits the participant to choose between cash and stock settlement, will result in variable accounting. Most of our employee incentive plans are variable plans. The only plan offered by us that is a fixed plan is our stock option plan for key members of our management, which we launched in 2002. In the case of our various variable plans, we calculate at each annual balance sheet date the excess of the market value of the shares over the exercise price and, if we consider it probable that the exercise condition will be satisfied, expense the vested portion of this amount. With respect to our fixed plan, we have so far not recorded any compensation cost for IFRS purposes, as the options granted under that plan have been out of the money since the date of grant. Likewise, we have not recorded any compensation cost for U.S. GAAP purposes since the accounting for the plan is not affected by share price changes after the date of grant. The primary aspect of our accounting for employee incentive plans that involves uncertainty and the exercise of management judgment is the determination of the likelihood that the exercise conditions under our variable plans will be satisfied.

      Our accounting for employee incentive plans may change in future periods. In light of recent proposals by the International Accounting Standards Board (“IASB”), we expect that future IFRS rules may require us to recognize the fair value of our employee incentive plans as a cost over the vesting period. The FASB has likewise announced that it will revisit the treatment under U.S. GAAP of employee incentive plans. New rules may be issued that could result in a convergence of IFRS and U.S. GAAP with respect to the accounting for employee incentive plans. As a result, we may in the future be required, or may voluntarily choose, to use a fair value based model to account for share-based compensation arrangements. The compensation costs recorded under a fair value based model would likely differ from the compensation costs that we currently record using our present accounting policies. See the related pro forma disclosures in the employee incentive plan discussion of note 33 to our consolidated financial statements. Depending on the circumstances, these differences may or may not have a material impact on our results of operations. Therefore, the level of compensation costs that we have historically recorded under IFRS and U.S. GAAP is not necessarily indicative of the level of compensation costs that we may record in the future. Furthermore, fair value measurements are frequently based on estimates that involve significant management judgment, including estimates of the expected dividend yield and future share price volatility.

     Pension Plans

      We provide various pension plans and other retirement benefit plans for our employees both in Germany and abroad. While some of these plans are funded by separate plan assets, most of them are not. We value our exposure under each of these plans using the projected unit credit method set forth in IAS 19 (revised 2000). The methodologies used by us require that we make estimates for some parameters, including the expected discount rate, the expected rate of compensation increase, the expected rate of pension increase and, in the case of plans covered by plan assets, the expected return on these assets. Although we believe that the actuarial assumptions used by us are appropriate, the relevant parameters may develop materially differently, which in turn may have a material impact on the level of our net periodic pension costs in any given period. We reflect all such changes in actuarial gains (losses), subject to the corridor method, which provides that only actuarial gains and losses exceeding a corridor of 10% of the greater of the defined benefit obligation or the market value of the plan assets need to be recognized as income or expense.

     Research and Development

      We invest significant financial resources in our research and development activities on an ongoing basis. This is necessary to maintain continued success in the highly competitive and research and technology-intensive markets in which we are active. In addition to our in-house research and development activities, we maintain various research and development collaborations and alliances with third parties in connection with which we are required to fund costs and/or pay for the achievement of performance milestones. For accounting purposes, research expenses are defined as costs incurred for original and planned investigations undertaken to gain new scientific or technical knowledge and understanding. Development expenses are defined as costs incurred to achieve technical and commercial feasibility of products under development.

      We expense all research expenses as incurred. Further, given the very high regulatory and other uncertainties inherent in the development of our products, the conditions set forth in IAS 38 for capitalizing development costs are not satisfied, so development expenses are also expensed as incurred. Significant management judgment is required when assessing the possible outcome of our development activities.

      In the case of collaborations and alliances with third parties, considerable judgment can be involved in assessing whether milestone-based payments simply reflect the funding of research, in which case expensing would always be required, or whether, by making the milestone payment, we have acquired an asset that has alternative uses in our own ongoing research and development efforts and that therefore should be expensed over one or more future periods. We record liabilities for milestone-based payments at the time our partner has earned the amount by satisfying all requisite contractual conditions.

     Impairment

      A significant percentage of our assets is comprised of long-lived assets. We record long-lived assets at cost and amortize or depreciate them, as the case may be, on a straight-line basis over the shorter of the term of the underlying contract, if applicable, or their estimated useful lives. As shown in note 5 to our consolidated financial statements, we hold various intangible assets. The useful life of an intangible asset, which is the period over which the asset is expected to contribute directly or indirectly to future cash flows, is influenced by various factors, including legal, regulatory, contractual, competitive, economic and other factors. While many of our intangible assets have a known contractual or legal life, determining the impact of other factors involves considerable uncertainty and therefore requires management to exercise significant judgment in estimating the period over which the cost of an asset should be charged to expense. Similar estimates are required for our tangible assets.

      The carrying value of all long-lived assets is subject to possible impairment. If facts and circumstances indicate that the carrying amount of an asset may not be recoverable in full, we estimate the value of the asset by discounting the expected future cash flows generated by it during its remaining estimated useful life plus any salvage value at the end of that period. If the estimated value of the asset is lower than its carrying amount, we record an impairment charge and adjust the carrying amount accordingly. Value estimates involve uncertainty and often require the exercise of significant management judgment. Although our management is confident that its estimates rest on sound assumptions, the actual cash flows generated by an asset in any given period and its actual salvage value could be materially different from our estimates, which could require us to record an unexpected impairment charge.

Results of Operations

     Group

      The following table sets forth selected items of our consolidated income statement for the three years ended December 31, 2002 both in absolute terms and as percentages of net sales:

Results of Operations(1)

	Year ended December 31,

	2000		2001		2002

	(€ in	(% of net	(€ in	(% of net	(€ in	(% of net
	millions)	sales)	millions)	sales)	millions)	sales)

Amounts in accordance with IFRS
Net sales	1,928	100.0	2,308	100.0	2,609	100.0
Cost of sales	(784)	(40.7)	(894)	(38.7)	(928)	(35.6)

Gross profit	1,144	59.3	1,414	61.3	1,681	64.4
Selling and distribution expenses	(525)	(27.2)	(576)	(24.9)	(649)	(24.9)
Research and development expenses	(219)	(11.4)	(285)	(12.3)	(369)	(14.2)
General administrative expenses	(94)	(4.9)	(105)	(4.6)	(128)	(4.9)
Other operating income	56	2.9	39	1.7	79	3.0
Other operating expenses	(53)	(2.7)	(63)	(2.7)	(76)	(2.9)
Donation Herbert Quandt Foundation	0	0.0	(15)	(0.6)	0	0.0
Gain on sale of Lundbeck	0	0.0	110	4.8	0	0.0

Operating income	309	16.0	520	22.5	538	20.6
Financial income (expense)	21	1.1	24	1.0	(12)	(0.5)

Income before taxes and minority interests	329	17.1	544	23.6	527	20.2
Income tax expense	(150)	(7.8)	(216)	(9.4)	(202)	(7.7)

Income before minority interests	179	9.3	328	14.2	324	12.4
Minority interests	2	0.1	0	0.0	0	0.0

Net income	181	9.4	328	14.2	324	12.4

Amounts in accordance with U.S. GAAP
Net income	166	8.6	314	13.6	338	12.9

(1)	Columns may not add due to rounding.

     2002 compared with 2001

      Net sales. Net sales increased by 13.0%, from € 2,308 million in 2001 to € 2,609 million in 2002. The increase was again driven primarily by our pharmaceuticals segment, whose net sales rose by 17.0%, mainly due to revenue growth in the segment’s therapeutics business and particularly as a result of the continued growth of Pantoprazole sales in Europe, Latin America, Canada and, especially, the United States. The impact of Pantoprazole on our pharmaceuticals sales was partially offset by unfavorable exchange rate movements. Excluding these effects, the net sales of our pharmaceuticals segment would have risen by approximately 21%. Net sales of our chemicals segment rose by 4.3%, primarily on account of revenue growth in the segment’s additives business. Unfavorable exchange rate movements were offset by the effects of acquisitions. On a group-wide basis, acquisitions contributed one percentage point to the growth of our net sales in 2002, whereas exchange rate effects resulted in a reduction of four percentage points. Leaving these effects aside, our overall net sales would have grown at a rate of approximately 16% during the period under review.

      Cost of sales. Cost of sales comprises the manufacturing costs of products sold. In addition to directly attributable costs, such as material costs, staff costs and energy costs, the line item also covers indirect costs, including depreciation of facilities. Cost of sales increased by 3.7%, from € 894 million in 2001 to € 928 million in 2002. As a percentage of net sales, cost of sales decreased from 38.7% to 35.6% during the same period. This decrease was caused by a relative decline in the cost of sales of both of our segments. In our pharmaceuticals segment, the decline was mainly attributable to higher volumes of Pantoprazole, which has lower manufacturing costs relative to its price than many of our other pharmaceuticals, whereas in our chemicals segment the decline primarily reflects the success of our efforts to streamline our procurement processes.

      Selling and distribution expenses. Selling and distribution expenses comprise the costs incurred by our sales and marketing organization as well as advertising and logistics costs. While selling and distribution expenses increased by 12.7%, from € 576 million in 2001 to € 649 million in 2002 in absolute terms, as a percentage of net sales, they remained level at 24.9%. The absolute increase was mainly driven by our pharmaceuticals segment, as we incurred higher sales and marketing expenses in anticipation of the planned launch of our pipeline drugs Ciclesonide and Roflumilast and increased our sales and marketing efforts to support Pantoprazole.

      Research and development expenses. Research expenses are costs incurred for original and planned investigations undertaken to gain new scientific or technical knowledge and understanding. Development expenses comprise costs incurred to achieve technical and commercial feasibility of products under development. Our research and development expenses typically consist of salaries and benefits, allocated overhead costs, occupancy costs, clinical trial and related manufacturing costs, as well as milestone payments and other outside costs.

      Research and development expenses increased by 29.7%, from € 285 million in 2001 to € 369 million in 2002, which translates into an increase as a percentage of net sales from 12.3% to 14.2%. In both absolute and relative terms, the rise in research and development expenses was mostly attributable to our pharmaceuticals segment, where it reflects expenses incurred in connection with clinical trials on Ciclesonide and Roflumilast as well as our formation of the ALTANA Research Institute, a genomics-oriented research center based in Waltham near Boston, Massachusetts, in May 2002.

      General administrative expenses. General administrative expenses consist of overhead, administrative expenses and personnel and non-personnel costs incurred by management to the extent that they are not charged to other cost centers. General administrative expenses increased by 21.1%, from € 105 million in 2001 to € 128 million in 2002, primarily reflecting expenses incurred in connection with the renaming of our two divisions and a related marketing campaign as well as our listing on the New York Stock Exchange (“NYSE”) on May 22, 2002. To a lesser extent, the increase reflects a rise in the general administrative expenses of our chemicals segment. As a percentage of net sales, however, general administrative expenses experienced only a modest increase from 4.6% to 4.9%.

      Other operating income. Other operating income mainly comprises reimbursements, gains realized on the sale of assets and income derived from fixed payments from licensees and co-marketing partners. Other operating income rose substantially by 102.4%, from € 39 million in 2001 to € 79 million in 2002. This rise reflects above all the sale by our pharmaceuticals segment of its diagnostics business to DiaSorin at the end of December 2002 and various up-front, milestone and cost reimbursement payments, mainly from Pharmacia and Aventis.

      Other operating expenses. Other operating expenses consist of goodwill amortization and expenses that are not allocable to any of the expense items discussed above. Other operating expenses rose by 21.3%, from € 63 million in 2001 to € 76 million in 2002. This development was primarily attributable to our pharmaceuticals segment, reflecting higher levels of customs duties and losses realized in connection with the sale of fixed assets.

      Operating income. Our operating income increased by 3.6%, from € 520 million in 2001 to € 538 million in 2002. The 2001 figure includes a one-time gain that we realized in connection with the sale of our interest in a joint venture and a special charitable donation we made in that period. Excluding these one-time factors, our operating income would have increased by 26.9%, from € 424 million in 2001 to € 538 million in 2002. This increase reflects the continuing growth of our pharmaceuticals segment, and especially the growth of Pantoprazole sales in the United States.

      Financial income (expense). Financial income declined from € 24 million in 2001 to a loss of € 12 million in 2002. This development primarily reflects losses realized in connection with the disposal of marketable securities and an impairment charge incurred in connection with a long-term investment.

      Income tax expense. Income tax expense consists of corporate income and trade taxes, similar foreign taxes and deferred taxes, each calculated on the basis of the income of our company and its subsidiaries. Income tax expense declined by 6.4%, from € 216 million in 2001 to € 202 million in 2002. Our effective tax rate declined from 39.7% to 38.4%. This decrease primarily reflects the fact that we utilized tax credits available in Germany and had slightly increased levels of tax-free income in 2002.

      Minority interests. Minority interests consist of that portion of the earnings and losses of less-than-wholly-owned consolidated subsidiaries (excluding joint ventures that are consolidated according to the proportional consolidation method as permitted by IFRS) that is attributable to the other shareholders of these subsidiaries. In 2002, the share of minority shareholders in the earnings of our consolidated subsidiaries had no material impact on our net income.

      Net income. Our net income decreased by 1.1%, from € 328 million in 2001 to € 324 million in 2002, reflecting the various factors described above. Excluding the gain we recognized in connection with the sale of our interest in a joint venture and the special donation discussed above, our net income would have increased by 26.5%, from € 256 million in 2001 to € 324 million in 2002.

     2001 compared with 2000

      Net sales. Net sales increased by 19.7%, from € 1,928 million in 2000 to € 2,308 million in 2001, reflecting higher levels of sales in each of our two segments. As in prior periods, the main growth driver was our pharmaceuticals segment, whose net sales rose by 26.0% due to revenue growth in virtually all of the segment’s business areas but particularly as a result of the continued growth of Pantoprazole sales in Europe, Latin America, Canada and, especially, the United States. The net sales of our chemicals segment rose by 7.7% due to acquisitions and exchange rate effects. Excluding these effects, the net sales of our chemicals segment would have declined by 2%. On a group-wide basis, acquisitions contributed two percentage points to the growth of our company’s net sales in 2001, whereas exchange rate effects were negligible. Leaving these effects aside, our net sales would have grown at a rate of approximately 18% during the period under review.

      Cost of sales. Cost of sales increased by 14.0%, from € 784 million in 2000 to € 894 million in 2001. As a percentage of net sales, cost of sales decreased slightly from 40.7% to 38.7% during the same period. This development reflects a substantial relative decline in the cost of sales incurred by our pharmaceuticals segment that was mainly attributable to higher volumes of Pantoprazole. The positive trend in our pharmaceuticals segment more than offset a rise in cost of sales as a percentage of net sales in our chemicals segment that was principally caused by changes in the product mix of our chemicals segment and rising raw material prices.

      Selling and distribution expenses. While selling and distribution expenses increased by 9.7%, from € 525 million in 2000 to € 576 million in 2001, they decreased as a percentage of net sales from 27.2% to 24.9% during the same period. This relative decline is due mainly to the fact that our pharmaceuticals segment does not incur selling and distribution expenses in respect of Pantoprazole sales in the United States. All expenses incurred in connection with the distribution of Pantoprazole in the U.S. market are instead recognized by Wyeth.

      Research and development expenses. Research and development expenses increased by 29.8%, from € 219 million in 2000 to € 285 million in 2001, corresponding to an increase as a percentage of net sales from 11.4% to 12.3%. In both absolute and relative terms, the rise in research and development expenses was driven primarily by our pharmaceuticals segment, reflecting our increased investment in basic research and drug discovery and the conduct of trials in connection with the regulatory approval of our pipeline drugs Ciclesonide and Roflumilast.

      General administrative expenses. General administrative expenses increased by 12.2%, from € 94 million in 2000 to € 105 million in 2001. As a percentage of net sales, however, they decreased slightly from 4.9% to 4.6%.

      Other operating income. Other operating income declined by 29.8%, from € 56 million in 2000 to € 39 million in 2001. This decline reflects a substantial decrease in the other operating income of our pharmaceuticals segment, attributable primarily to the non-recurrence of a one-time payment we received in connection with the termination of a license agreement in the previous year and lower licensing fees. This decline was partially offset by an increase in the other operating income of our chemicals segment.

      Other operating expenses. Other operating expenses rose by 19.5%, from € 53 million in 2000 to € 63 million in 2001. This growth reflects exchange rate losses and increased amortization of goodwill accounted for as a result of acquisitions.

      Donation Herbert Quandt Foundation. In 2001, we made a special donation to the Herbert Quandt Foundation, a charitable endowment that we set up in 1980, whose objective is to promote scientific and cultural research activities and to support civic responsibility projects.

      Gain on sale of Lundbeck. Our results of operations in 2001 also reflect a gain in the amount of € 110 million that we realized upon the sale of our interest in a joint venture with Lundbeck.

      Operating income. Our operating income increased by 68.3%, from € 309 million in 2000 to € 520 million in 2001. This substantial increase reflects the continuing growth of our pharmaceuticals segment, primarily the growth of Pantoprazole sales in the United States. It also reflects a gain in the amount of € 110 million that we recognized in connection with the sale of our interest in our joint venture with Lundbeck and a special donation in the amount of € 15 million to the Herbert Quandt Foundation. Excluding these factors, our operating income would have increased by 37.4%, from € 309 million in 2000 to € 424 million in 2001.

      Financial income (expense). Financial income increased by 17.1%, from € 21 million in 2000 to € 24 million in 2001. This development primarily reflects gains achieved upon the sale of securities whose book value we had partially written off in 2000.

      Income tax expense. Income tax expense increased by 43.6%, from € 150 million in 2000 to € 216 million in 2001. The effective tax rate, however, declined from 45.7% to 39.7%. This decline primarily reflects the impact of the German Tax Reduction Act, which took effect on January 1, 2001. This act, among other things, reduced the corporate tax rate applicable to our company in Germany from 40% on retained earnings and 30% on distributed earnings to a uniform level of 25%.

      Minority interests. In 2001, the share of minority shareholders in the earnings of our consolidated subsidiaries increased our net income by € 0.3 million.

      Net income. Our net income increased by 81.5%, from € 181 million in 2000 to € 328 million in 2001, reflecting the factors described above. Excluding the gain we recognized in connection with the sale of our interest in the joint venture and the special charitable donation discussed above, our net income would have increased by 41.9%, from € 181 million in 2000 to € 256 million in 2001.

Pharmaceuticals

      The following table sets forth selected information for our pharmaceuticals segment for the three years ended December 31, 2002:

Pharmaceuticals Results of Operations(1)

	Year ended December 31,

	2000		2001		2002

		(% of		(% of		(% of
	(€ in millions)	net sales)	(€ in millions)	net sales)	(€ in millions)	net sales)

Net sales	1,262	100.0	1,591	100.0	1,861	100.0
Cost of sales	(397)	(31.5)	(458)	(28.8)	(479)	(25.7)

Gross profit	865	68.5	1,132	71.2	1,382	74.3
Selling and distribution expenses	(429)	(34.0)	(467)	(29.3)	(534)	(28.7)
Research and development expenses	(190)	(15.0)	(252)	(15.8)	(335)	(18.0)
General administrative expenses	(43)	(3.4)	(46)	(2.9)	(48)	(2.6)
Other operating income	49	3.9	33	2.1	62	3.4
Other operating expenses	(30)	(2.4)	(37)	(2.3)	(57)	(3.0)
Donation Herbert Quandt Foundation	0	0.0	(7.5)	(0.5)	0	0.0
Gain on sale of Lundbeck	0	0.0	110	6.9	0	0.0

Operating income	221	17.5	466	29.3	471	25.3

(1)	Columns may not add due to rounding.

2002 compared with 2001

Net sales

      Net sales of our pharmaceuticals segment increased by 17.0%, from € 1,591 million in 2001 to € 1,861 million in 2002. Once again, the development was almost exclusively driven by a substantial increase in the net sales of Pantoprazole. In the period under review, net sales of Pantoprazole rose by 41.9%, from € 680 million in 2001 to € 966 million in 2002, which corresponds to a revenue contribution of 51.9% to the net sales of our pharmaceuticals segment in 2002, compared with a revenue contribution of 42.8% in 2001. The aforesaid factors were to a limited extent offset by a decline in our pharmaceuticals net sales in Latin America, especially in Argentina, where our net sales suffered from the local economic crisis. Unfavorable exchange rate effect movements of the euro vis-à-vis the U.S. dollar and currencies linked to the U.S. dollar, especially the currencies of various Latin American countries, resulted in a reduction of our pharmaceuticals net sales by four percentage points. Excluding foreign currency effects, the net sales of our pharmaceuticals segment would have grown by approximately 21% over the course of 2002.

      The following table breaks down the net sales of our pharmaceuticals segment by geographic region for the two years ended December 31, 2001 and 2002:

Net Sales By Geographic Region(1)(2)

	Year ended
	December 31,
			Increase
	2001	2002	(decrease)

	(€ in millions)		(%)
Germany	377	390	3.3
Europe (excl. Germany)	483	542	12.4
U.S.A.	352	547	55.4
North America (excl. U.S.A.)	66	86	29.1
Latin America	260	236	(9.0)
Other	53	60	14.0

Total	1,591	1,861	17.0

(1)	By location of customers.

(2)	Columns may not add due to rounding.

      In 2002, net sales of our pharmaceuticals segment increased in most geographic regions in which we are active. The only exception was Latin America, where our net sales generally suffered from the economic crisis in Argentina and its impact on various other Latin American countries, especially Brazil. Contrary to this development, our Latin American sales in Mexico, continued to rise substantially. In North America, we once again experienced strong growth, thanks mainly to Pantoprazole. In Europe, we were able to raise our net sales in a difficult market environment characterized by tightening government regulation. In Germany, our net sales benefited from our strategic decision to merge our sales and marketing activities and organize them in a separate operating unit in July 2002.

      The following table breaks down the net sales of our pharmaceuticals segment by business area for the two years ended December 31, 2001 and 2002:

Net Sales By Business Area(1)

	Year ended
	December 31,
			Increase
	2001	2002	(decrease)

	(€ in millions)		(%)
Therapeutics	1,275	1,565	22.8
OTC	129	110	(15.0)
Imaging	91	100	9.8
Diagnostics	43	48	11.4
Other	53	38	(27.4)

Total	1,591	1,861	17.0

(1)	Columns may not add due to rounding.

      Our therapeutics business comprises four franchises: our gastrointestinal franchise, our cardiovascular franchise, our respiratory tract franchise and our other therapeutics franchise. As in prior periods, our therapeutics business continued to be the fastest-growing area of our pharmaceuticals segment. Although the increase in our therapeutics net sales was less dramatic in 2002 than it was in 2001, our therapeutics revenues continued to increase substantially, mainly thanks to our gastrointestinal franchise, whose net sales rose by 36.4% and accounted for 69.2% of our overall therapeutics revenues in 2002. The main growth driver within our gastrointestinal franchise was once again Pantoprazole, whose contribution to our total therapeutics net sales rose by 41.9%, from € 680 million in 2001 to € 966 million, or 61.7% of our therapeutics net sales, in 2002. Although Pantoprazole has recently begun to face competition from generic omeprazole and AstraZeneca’s introduction of Nexium, the successor to AstraZeneca’s omeprazole-based proton pump inhibitor (“PPI”), in the United States, it continued to benefit from the continued strong demand for PPIs in the U.S. market in 2002 generally. Nonetheless, you should be aware that the onset of competition from generics and Nexium in the United States may dampen the growth of our Pantoprazole sales in future periods. Net sales of our cardiovascular franchise declined by 4.1%, reflecting the fact that a number of our cardiovascular therapeutics are in a late stage of their life cycle, whereas net sales of our respiratory tract franchise rose by 6.9%. Our other therapeutics business remained relatively stable during the period under review, experiencing only a modest rise in its net sales of 2.4%.

      The decline in the net sales of our OTC business primarily reflects the sale of one of our business lines, which had revenues of approximately € 8 million in 2001, effective December 31, 2001 and the economic crisis in Argentina, where our OTC net sales declined by approximately € 5 million.

      Our imaging net sales continued to increase in 2002, primarily because of continued strong demand for our range of magnetic resonance imaging (“MRI”) contrast media. The net sales of our diagnostics business, of which we sold a substantial portion to DiaSorin at the end of December 2002, also experienced a substantial increase in 2002.

      The decline of our other pharmaceuticals net sales reflects the fact that we discontinued various product lines of our other pharmaceuticals business that we did not consider part of our core business.

Operating income

      Cost of sales. In our pharmaceuticals segment, cost of sales increased by 4.4%, from € 458 million in 2001 to € 479 million in 2002. As a percentage of net sales, cost of sales decreased from 28.8% to 25.7% over the same period. The relative decline in cost of sales was due primarily to the fact that we shipped higher volumes of Pantoprazole, which has lower manufacturing costs relative to its selling price than most products in our portfolio.

      Selling and distribution expenses. Selling and distribution expenses of our pharmaceuticals segment increased by 14.4%, from € 467 million in 2001 to € 534 million in 2002. In contrast, as a percentage of net sales, selling and distribution expenses decreased from 29.3% to 28.7% over the same period. The absolute increase in our selling and distribution expenses is due primarily to expenses incurred to support the planned launch of our pipeline drugs Ciclesonide and Roflumilast. In addition, it reflects the fact that we increased our sales and marketing support for Pantoprazole. As in prior periods, the relative decrease in selling and distribution expenses is due primarily to the fact that we do not incur selling and distribution expenses in connection with the distribution of Pantoprazole in the United States. All such expenses are instead incurred by Wyeth, our U.S. distribution partner for that drug.

      Research and development expenses. Research and development expenses of our pharmaceuticals segment increased by 32.8%, from € 252 million in 2001 to € 335 million in 2002. As a percentage of pharmaceuticals net sales, research and development expenses increased significantly from 15.8% to 18.0% during the period under review. Expressed as a percentage of therapeutics net sales, research and development expenses increased from 19.8% to 21.4% in the same period. The rising level of investment in R&D over the past several years reflects our strategic decision to allocate approximately 20% of our therapeutics net sales in any given year to R&D projects. In 2002, we exceeded this threshold. The increase in total R&D expenditure in 2002 reflects the fact that we incurred substantial expenses in connection with clinical trials on Ciclesonide and Roflumilast, for which we have applied or are about to apply for regulatory approval in various jurisdictions, and that we formed the ALTANA Research Institute, a genomics-oriented research center based in Waltham near Boston, Massachusetts, in May 2002. In 2002, we allocated approximately 20% of our total research and development expenses to basic research and drug discovery and approximately 80% to development.

      General administrative expenses. General administrative expenses of our pharmaceuticals segment increased by 3.4%, from € 46 million in 2001 to € 48 million in 2002. As a percentage of net sales, general administrative expenses decreased from 2.9% to 2.6% over the same period.

      Other operating income and expenses. Other operating income of our pharmaceuticals segment rose by 86.9%, from € 33 million in 2001 to € 62 million in 2002. This development primarily reflects the sale of a substantial portion of our diagnostics business to DiaSorin at the end of December 2002, which resulted in a gain of € 13 million, as well as milestone and cost reimbursement payments that we received from our development partners, the effects of which were partially offset by the absence in 2002 of the one-time gain that we generated in 2001 from the sale of one of our OTC business lines. Other operating expenses rose by 51.6%, from € 37 million in 2001 to € 57 million in 2002, primarily reflecting increased customs duty expenses and losses realized in connection with the sale of fixed assets.

      Operating income. As a result of the factors described above, the operating income of our pharmaceuticals segment rose by 1.2%, from € 466 million in 2001 to € 471 million in 2002. The modest growth of the operating income of our pharmaceuticals segment in 2002 reflects the fact that the operating income of our pharmaceuticals segment in 2001 included a one-time gain in connection with the sale of our interest in a joint venture. The operating income of our pharmaceuticals segment in 2001 also reflects a special charitable donation, of which we booked a portion in our pharmaceuticals segment. Neither of these effects was repeated in 2002. Excluding these factors, the operating income of our pharmaceuticals segment in the period under review would have grown by 29.9%, from € 363 million in 2001 to € 471 million in 2002.

2001 compared with 2000

Net sales

      The overall sales of our pharmaceuticals segment increased by 26.0%, from € 1,262 million in 2000 to € 1,591 million in 2001. As in prior years, the development was again primarily driven by substantial increases in the net sales of Pantoprazole. In the period under review, net sales of Pantoprazole increased by 65.5%, from € 411 million in 2000 to € 680 million in 2001, which corresponds to a revenue contribution of 42.8% to the net sales of our pharmaceuticals segment in 2001, compared with a revenue contribution of 32.6% in 2000. Net sales of our pharmaceuticals segment also benefited from the overall growth of the worldwide pharmaceuticals markets, which remained largely unaffected by the economic downturn and the consequences of the terrorist attacks of September 11, 2001. Exchange rate effects did not materially influence the net sales of our pharmaceuticals segment in 2001, as positive effects of fluctuations of the U.S. dollar against the euro were offset by negative effects of fluctuations between certain Latin American currencies and the euro.

      The following table breaks down the net sales of our pharmaceuticals segment by geographic region for the two years ended December 31, 2000 and 2001:

Net Sales By Geographic Region(1)(2)

	Year ended
	December 31,
			Increase
	2000	2001	(decrease)

	(€ in millions)		(%)
Germany	340	377	10.9
Europe (excl. Germany)	402	483	20.2
U.S.A.	189	352	86.4
North America (excl. U.S.A.)	41	66	61.0
Latin America	254	260	2.4
Other	36	53	46.5

Total	1,262	1,591	26.0

(1)	By location of customers.

(2)	Columns may not add due to rounding.

      In 2001, net sales of our pharmaceuticals segment increased in all geographic regions in which we are active. This development was most pronounced in North America, where net sales increased strongly as a result of the first full year of Pantoprazole sales in the United States and, to a lesser extent, two decisions by the FDA that have considerably enlarged the therapeutic profile of Pantoprazole in the U.S. market. In Germany, regulatory changes affording health care providers greater flexibility in their budgeting decisions and organizational changes in our German pharmaceuticals unit have enabled us to reverse the previous year’s trend and achieve double-digit net sales growth. The relatively low growth rate of our pharmaceuticals business in Latin America primarily reflects the devaluation of the Brazilian real and the economic crisis in Argentina.

      The following table breaks down the net sales of our pharmaceuticals segment by business area for the two years ended December 31, 2000 and 2001:

Net Sales By Business Area(1)

	Year ended
	December 31,
			Increase
	2000	2001	(decrease)

	(€ in millions)		(%)
Therapeutics	980	1,275	30.1
OTC	126	129	2.9
Imaging	77	91	16.8
Diagnostics	43	43	—
Other	36	53	47.6

Total	1,262	1,591	26.0

(1)	Columns may not add due to rounding.

      Our therapeutics net sales increased substantially, mainly as a result of the continued expansion of our gastrointestinal franchise, which grew by 62.0% and accounted for 62.4% of our overall therapeutics revenues in 2001. The main growth driver within our gastrointestinal franchise was once again Pantoprazole, whose contribution to total therapeutics net sales rose by 65.5%, from € 411 million in 2000 to € 680 million, or 53.3% of therapeutics net sales, in 2001. Our sales of Pantoprazole benefited from the rapid growth of the markets for PPIs in the industrialized world generally and, as far as the United States is concerned, from the fact that the FDA has approved the drug for two new indications. Net sales of our cardiovascular franchise rose by 14.2%, whereas net sales of our respiratory tract franchise declined by 6.5%. Our other therapeutics business declined by 11.4% during the period under review, reflecting the divestiture of our CNS business. Net of this effect, our other therapeutics business would have expanded at a rate of 11.0%.

      The relatively stable development of our OTC business reflects the fact that the various OTC markets in which we are active are fairly mature and characterized by a low level of innovation.

      While our imaging net sales increased in 2001, primarily because of an increase in the level of our net sales of MRI contrast media, the net sales of our diagnostics business remained flat.

      The growth of our other pharmaceuticals net sales reflects higher volumes of contract manufacturing services provided by us to Bracco, S.p.A.

Operating income

      Cost of sales. In our pharmaceuticals segment, cost of sales increased by 15.5%, from € 397 million in 2000 to € 458 million in 2001. As a percentage of net sales, cost of sales decreased from 31.5% to 28.8% over the same period. The relative decline in cost of sales was due primarily to the fact that we shipped higher volumes of Pantoprazole, which, as noted earlier, has lower manufacturing costs relative to its selling price than most products in our portfolio.

      Selling and distribution expenses. Selling and distribution expenses of our pharmaceuticals segment increased by 8.7%, from € 429 million in 2000 to € 467 million in 2001. In contrast, as a percentage of net sales, selling and distribution expenses decreased significantly from 34.0% to 29.3% over the same period. The relative decline in selling and distribution expenses is due primarily to the fact that we do not incur selling and distribution expenses in connection with the distribution of Pantoprazole in the United States.

      Research and development expenses. Research and development expenses of our pharmaceuticals segment increased by 32.7%, from € 190 million in 2000 to € 252 million in 2001. As a percentage of pharmaceuticals net sales, research and development expenses increased from 15.0% to 15.8% during the period under review. Expressed as a percentage of therapeutics net sales, research and development expenses increased from 19.4% to 19.8% in the same period. The rising level of investment in R&D both in absolute and relative terms reflects our strategic decision to allocate approximately 20% of our therapeutics net sales in any given year to R&D projects. As in previous years, we invested the majority of our research and development expenses in 2001 in R&D related to therapeutics, especially the development of gastrointestinal and respiratory tract drugs. We allocated approximately 20% of our research and development expenses to basic research and drug discovery and spent approximately 80% on development, particularly on clinical trials that we conducted in order to obtain regulatory approval for the launch of our pipeline drugs Ciclesonide and Roflumilast.

      General administrative expenses. General administrative expenses of our pharmaceuticals segment increased by 7.4%, from € 43 million in 2000 to € 46 million in 2001. As a percentage of net sales, general administrative expenses decreased from 3.4% to 2.9% over the same period.

      Other operating income and expenses. Other operating income of our pharmaceuticals segment decreased by 31.6%, from € 49 million in 2000 to € 33 million in 2001. This reduction primarily reflects the absence in 2001 of a contract termination settlement in the amount of € 18 million and lower licensing fees in 2000, the effects of which were partially offset by a gain generated from the sale of parts of our OTC business in connection with an effort to streamline our product portfolio. Other operating expenses rose by 22.5%, from € 30 million in 2000 to € 37 million in 2001, primarily reflecting a payment in the amount of € 4 million that we contributed to the German health insurance system as part of an industry-wide campaign and exchange rate losses resulting from the devaluation of the Brazilian real and the economic crisis in Argentina.

      Donation Herbert Quandt Foundation. In 2001, our company made a special donation to the Herbert Quandt Foundation, of which we booked € 7.5 million in our pharmaceuticals segment.

      Gain on the sale of Lundbeck. Also in 2001, our pharmaceuticals segment recognized a one-time gain in the amount of € 110 million in connection with the sale of our interest in our joint venture with Lundbeck.

      Operating income. As a result of the factors described above, the operating income of our pharmaceuticals segment rose by 110.7%, from € 221 million in 2000 to € 466 million in 2001. Excluding the portion of our donation to the charitable foundation that we accounted for in our pharmaceuticals segment and the gain that we recognized in connection with the sale of our interest in the joint venture discussed above, the operating income of our pharmaceuticals segment would have grown by 64.2%, from € 221 million in 2000 to € 363 million in 2001.

Chemicals

      The following table sets forth selected information for our chemicals segment for the three years ended December 31, 2002:

Chemicals Results of Operations(1)

	Year ended December 31,

	2000		2001		2002

		(% of		(% of		(% of
	(€ in millions)	net sales)	(€ in millions)	net sales)	(€ in millions)	net sales)

Net sales	666	100.0	717	100.0	748	100.0
Cost of sales	(387)	(58.2)	(436)	(60.7)	(449)	(60.0)

Gross profit	279	41.8	282	39.3	299	40.0
Selling and distribution expenses	(96)	(14.3)	(109)	(15.2)	(115)	(15.3)
Research and development expenses	(29)	(4.4)	(33)	(4.6)	(34)	(4.6)
General administrative expenses	(31)	(4.7)	(34)	(4.8)	(41)	(5.4)
Other operating income	5	0.7	5	0.7	11	1.4
Other operating expenses	(12)	(1.7)	(13)	(1.8)	(16)	(2.1)

Operating income	115	17.3	98	13.7	104	13.9

(1)	Columns may not add due to rounding.

2002 compared with 2001

Net sales

      Net sales of our chemicals segment increased by 4.3%, from € 717 million in 2001 to € 748 million in 2002. This development primarily reflects the growth of our additives sales and the favorable development of our chemicals business in Asia. Unfavorable exchange rate movements resulting from the strengthening of the euro relative to the U.S. dollar and currencies linked to the U.S. dollar resulting in a reduction of our chemicals net sales by two percentage points were offset by acquisitions, which added two percentage points to the overall development.

      The following table breaks down the net sales of our chemicals segment by geographic region for the two years ended December 31, 2001 and 2002:

Net Sales By Geographic Region(1)(2)

	Year ended
	December 31,
			Increase
	2001	2002	(decrease)

	(€ in millions)		(%)
Germany	101	100	(1.1)
Europe (excl. Germany)	274	292	6.3
U.S.A.	142	137	(3.5)
North America (excl. U.S.A.)	10	9	(3.6)
Asia	124	141	13.7
Other	66	69	4.2

Total	717	748	4.3

(1)	By location of customers.

(2)	Columns may not add due to rounding.

      While our chemicals net sales in Germany decreased in 2002, due principally to sluggish demand for our coatings and sealants, they increased in the rest of Europe, especially in the United Kingdom and Spain. The continued weak economic environment in the United States had a dampening effect on our net sales in the U.S. market. By contrast, net sales to customers located in Asia developed favorably, almost exclusively due to the organic growth of our Asian business, in particular in China.

      The following table sets forth the net sales of our chemicals segment by business area for the two years ended December 31, 2001 and 2002:

Net Sales By Business Area(1)

	Year ended
	December 31,
			Increase
	2001	2002	(decrease)

			(%)
	(€ in millions)
Additives & Instruments	283	304	7.2
Coatings & Sealants	218	221	1.7
Electrical Insulation	216	223	3.0

Total	717	748	4.3

(1)	Columns may not add due to rounding.

      Previously, we presented our chemicals division on the basis of four business areas: Additives & Instruments, Coatings & Sealants, Wire Enamels and Varnish & Compounds. Effective January 1, 2003, we merged our Wire Enamels and Varnish & Compounds business areas and now refer to this business area as Electrical Insulation. In this annual report, we give effect to the combination of the Wire Enamels and Varnish & Compounds business areas for all periods presented.

      Our additives sales benefited from the economic growth in Asia, especially China, whereas our sales of instruments continued to suffer from the weak economic environment in the United States. The net sales of our Coatings & Sealants business and our Electrical Insulation business both rose primarily as a result of acquired businesses.

Operating income

      Cost of sales. Cost of sales of our chemicals segment increased by 3.1%, from € 436 million in 2001 to € 449 million in 2002. As a percentage of net sales, cost of sales experienced a slight decrease from 60.7% to 60.0% during the same period. The absolute increase is mainly the result of the organic growth of our chemicals segment. The decrease in the cost of sales of our chemicals segment relative to its net sales reflects the fact that an increasing portion of our product portfolio is accounted for by additives, which have lower cost of sales relative to net sales than many of our other products, as well as the success of our efforts to streamline our procurement processes.

      Selling and distribution expenses. Selling and distribution expenses of our chemicals segment increased by 5.3%, from € 109 million in 2001 to € 115 million in 2002. In relative terms, selling and distribution expenses remained virtually stable, increasing only slightly from 15.2% to 15.3% over the same period.

      Research and development expenses. The level of research and development expenses incurred by our chemicals segment is determined by the requirements of our customers and is, in any year, typically around 5% of the segment’s net sales. During the period under review, research and development expenses rose by 5.4%, from € 33 million in 2001 to € 34 million in 2002. As a percentage of net sales, research and development expenses remained stable in the period under review.

      General administrative expenses. General administrative expenses of our chemicals segment increased by 18.6%, from € 34 million in 2001 to € 41 million in 2002, reflecting, among other things, consulting fees paid in connection with a project to improve administrative processes within our company, and the organizational changes that we made to our group structure in 2002. As a percentage of net sales, however, general administrative expenses increased from 4.8% to 5.4% during the period under review for the same reason.

      Other operating income and expenses. Other operating income of our chemicals segment rose by 100.7%, from € 5 million in 2001 to € 11 million in 2002, reflecting, among other things, miscellaneous insurance and other reimbursement payments. Other operating expenses rose by 20.5%, from € 13 million in 2001 to € 16 million in 2002, reflecting higher levels of amortization of goodwill resulting from acquired businesses.

2001 compared with 2000

Net sales

      Net sales of our chemicals segment increased by 7.7%, from € 666 million in 2000 to € 717 million in 2001. This development is exclusively the result of acquisitions that we made in 2000 and 2001, which contributed 9 percentage points to the segment’s growth in the period under review, and favorable exchange rate movements between the euro on the one hand and the U.S. dollar on the other, which contributed another one percentage point. Excluding acquisitions and foreign currency effects, the net sales of our chemicals segment would have decreased by 2% over the course of 2001. This development, which affected the entire specialty chemicals industry, reflects the difficulties of our downstream customers, especially those in the United States.

      The following table breaks down the net sales of our chemicals segment by geographic region for the two years ended December 31, 2000 and 2001:

Net Sales By Geographic Region(1)(2)

	Year ended
	December 31,
			Increase
	2000	2001	(decrease)

	(€ in millions)		(%)
Germany	93	101	8.7
Europe (excl. Germany)	235	274	16.4
U.S.A.	154	142	(8.2)
North America (excl. U.S.A.)	11	10	(8.2)
Asia	112	124	11.3
Other	61	66	8.4

Total	666	717	7.7

(1)	By location of customers.

(2)	Columns may not add due to rounding.

      The increase in net sales to customers located in Germany predominantly reflects the revenue contribution of a recently acquired company. Outside Germany, our chemicals business experienced growth at a rate of 7.5%, from € 573 million in 2000 to € 616 million in 2001. The strongest growth was accounted for by net sales to customers located in European countries excluding Germany, which primarily increased as a result of acquisitions. Net sales to customers located in North America decreased as a result of the economic slowdown affecting that region. Net sales to customers located in Asia developed favorably, almost exclusively due to the organic growth of our Asian business. Higher sales in most Asian countries, especially China and South Korea, more than offset lower sales in Japan.

      The following table sets forth the net sales of our chemicals segment by business area for the two years ended December 31, 2000 and 2001:

Net Sales By Business Area(1)

	Year ended
	December 31,
			Increase
	2000	2001	(decrease)

	(€ in millions)		(%)
Additives & Instruments	283	283	0.3
Coatings & Sealants	179	218	21.2
Electrical Insulation	204	216	6.0

Total	666	717	7.7

(1)	Columns may not add due to rounding.

      While net sales of our Additives & Instruments business remained level in 2001, net sales of our Coatings & Sealants business experienced substantial growth, reflecting primarily the net sales contribution of acquired businesses. Net sales of our Electrical Insulation business rose modestly as a result of acquisitions.

Operating income

      Cost of sales. Cost of sales of our chemicals segment increased by 12.5%, from € 387 million in 2000 to € 436 million in 2001. As a percentage of net sales, cost of sales experienced an increase from 58.2% to 60.7% during the same period. A substantial portion of the absolute increase in cost of sales was due to companies that we recently acquired. The relative increase in cost of sales reflects changes in the product mix of our chemicals segment as well as a rise in the level of raw material prices, especially for petroleum derivatives, which are an important ingredient of specialty coatings.

      Selling and distribution expenses. Selling and distribution expenses of our chemicals segment increased by 14.0%, from € 96 million in 2000 to € 109 million in 2001. The absolute growth of selling and distribution expenses was caused by recent acquisitions. In relative terms, these factors have led to a modest increase in selling and distribution expenses as a percentage of net sales from 14.3% to 15.2%, reflecting our amortization of intangible assets acquired in connection with the aforesaid acquisitions.

      Research and development expenses. In 2001, research and development expenses rose by 11.5%, from € 29 million in 2000 to € 33 million in 2001, reflecting expenses incurred in connection with the expansion of our R&D facilities for additives and the creation of a central R&D facility for wire enamels. As a percentage of net sales, research and development expenses grew from 4.4% to 4.6% in the same period.

      General administrative expenses. General administrative expenses of our chemicals segment increased by 9.2%, from € 31 million in 2000 to € 34 million in 2001. As a percentage of net sales, however, general administrative expenses experienced only a modest increase from 4.7% to 4.8% during the period under review.

      Other operating income and expenses. Other operating income of our chemicals segment remained virtually level at € 5 million in 2001, whereas other operating expenses rose from € 12 million in 2000 to € 13 million in 2001, mainly as a result of higher levels of goodwill amortization.

Shareholders’ Equity

      At the annual general meeting of our shareholders held on May 3, 2001, our shareholders approved the following transactions proposed to them by our management board.

•	The transfer of an amount equal to € 19,968,000 from our retained earnings to our stated share capital and in connection therewith the issuance to each of our shareholders of one additional share for every five shares held by them, resulting in the issuance of a total of 7,800,000 shares and an increase of our share capital to € 119,808,000, or 46,800,000 shares;

•	The transfer of an amount equal to € 20,592,000 from our additional paid-in capital to our stated share capital, resulting in a further increase of our share capital to € 140,400,000; and

•	A share split at a ratio of one to three.

      In 2002, we purchased a total of 1,448,205 shares at an average price of € 54.07. We resold 498,877 shares in the open market in connection with the exercise of options granted under our various stock option plans for cash and the forfeiture of options. We transferred 145,136 shares to our employees in connection with the exercise of options for shares. In addition, in connection with our 25th anniversary, each of our employees received an anniversary benefit from us, consisting of a cash payment of € 750 or, at the employee’s election, shares with a value of € 1,000. In total, we transferred 86,475 treasury shares to employees in connection with this anniversary benefit.

      Together with the 3,218,985 treasury shares that we repurchased in prior years, we held a total of 3,936,702 treasury shares at December 31, 2002, representing € 3.9 million, or 2.8%, of our share capital. We intend to use 3,637,902 of these shares to meet our obligations under our various employee incentive plans and 298,800 to settle the DAT litigation. See “Item 4: Information on the Company-Legal Proceedings” for more information on this litigation.

      Effective January 1, 2001, we adopted IAS 39. In accordance with this accounting standard, we classify all of our marketable securities as available for sale and carry them at their fair value, recording unrealized gains and losses in a special revaluation reserve net of tax. We have not restated our financial statements for prior periods to reflect our adoption of this standard. Instead, we recorded the difference between the carrying amount of our marketable securities and their fair value as of January 1, 2001 as an adjustment to equity in the revaluation reserve. We determine gains and losses for each of our marketable securities separately and recognize them in income when realized. On January 1, 2001, we recorded a positive revaluation reserve of € 5.2 million, net of tax of € 3.2 million. At December 31, 2001 and 2002, this reserve had changed to a negative € 5.6 million and € 14.1 million, respectively, primarily reflecting a decline in the fair value of our marketable securities portfolio through the respective dates.

U.S. GAAP Reconciliation

      Our financial statements have been prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP. See note 33 to our consolidated financial statements for a reconciliation of our net income for the three years ended December 31, 2002 and shareholders’ equity as of December 31, 2001 and 2002 from IFRS to U.S. GAAP.

      The following table sets forth our net income and shareholders’ equity under IFRS and provides the corresponding U.S. GAAP amounts for the periods presented:

IFRS to U.S. GAAP Reconciliation

	As of and for the year
	ended December 31,

	2000	2001	2002

	(€ in millions)
Net income
IFRS	181	328	324
U.S. GAAP	166	314	338
Shareholders’ equity (at year-end)
IFRS	984	1,170	1,250
U.S. GAAP	973	1,159	1,261

      The reconciliation of our net income for 2002 primarily reflects: (i) differences in the accounting treatment under IFRS and U.S. GAAP of goodwill arising upon business combinations both pre-1995 (for which U.S. GAAP prescribed amortization but IFRS’ predecessor rules did not) and following the July 1, 2001 adoption of SFAS 141 “Business Combinations” (as a result of which U.S. GAAP no longer permits the amortization of such goodwill, while IFRS requires it), which together resulted in a positive reconciliation item of € 17 million; and (ii) the different treatment under IFRS and U.S. GAAP of employee incentive plans, which gave rise to a positive reconciliation item in the amount of € 9 million; as well as the combined tax effects of the various reconciliation items.

      The reconciliation of our shareholders’ equity as of December 31, 2002 is principally the result of the different treatment under IFRS and U.S. GAAP of: (i) the amortization of goodwill, as discussed in the previous paragraph, which led to a positive reconciliation item in the amount of € 17 million; (ii) employee incentive plans, which gave rise to a negative reconciliation item in the amount of € 17 million; (iii) revenue recognition, which led to a negative reconciliation item in the amount of € 16 million; (iv) voluntary termination benefits, which resulted in an positive reconciliation item in the amount of € 14 million; and (v) differences concerning the assumption of deferred tax liabilities in connection with the acquisition of intangible assets, which resulted in a positive reconciliation item in the amount of € 10 million.

      The reconciliation of our net income for 2001 primarily reflects: (i) the different treatment under IFRS and U.S. GAAP of employee incentive plans, which gave rise to a negative reconciliation item in the amount of € 35 million; and (ii) the different valuation under IFRS and U.S. GAAP of our portfolio of marketable securities, which in 2001 caused a negative reconciliation item in the amount of € 8 million in connection with the sales of some of these securities; as well as the combined tax effects of the various reconciliation items.

      The reconciliation of our shareholders’ equity as of December 31, 2001 is principally the result of the different treatment under IFRS and U.S. GAAP of: (i) employee incentive plans, which gave rise to a negative reconciliation item in the amount of € 37 million; (ii) revenue recognition, which led to a negative reconciliation item in the amount of € 18 million; (iii) differences concerning the assumption of deferred tax liabilities in connection with the acquisition of intangible assets, which resulted in a positive reconciliation item in the amount of € 12 million; and (iv) voluntary termination benefits, which resulted in a positive reconciliation item in the amount of € 11 million.

      The reconciliation of our net income for 2000 primarily reflects: (i) the different treatment under IFRS and U.S. GAAP of employee incentive plans, which gave rise to a negative reconciliation item in the amount of € 24 million, (ii) different revenue recognition principles under IFRS and U.S. GAAP, contributing a negative reconciliation item of € 7 million, and (iii) differences in the treatment under IFRS and U.S. GAAP of voluntary termination benefits, which led to a positive reconciliation item in the amount of € 6 million; as well as the combined tax effects of the various reconciliation items.

      The reconciliation of our shareholders’ equity as of December 31, 2000 is principally the result of the different treatment under IFRS and U.S. GAAP of: (i) employee incentive plans, which gave rise to a negative reconciliation item in the amount of € 25 million; (ii) revenue recognition, which led to a negative reconciliation item in the amount of € 20 million; and (iii) voluntary termination benefits, which resulted in a positive reconciliation item in the amount of € 10 million.

Liquidity and Capital Resources

Cash Flow

      The following table highlights selected cash flow data for each of the three years ended December 31, 2002:

Cash Flow(1)

	Year ended December 31,

	2000	2001	2002

	(€ in millions)
Net cash flow provided by operating activities	282	309	442
Net cash flow used in investing activities	(156)	(113)	(204)
Net cash flow used in financing activities	(118)	(116)	(154)
Cash and cash equivalents, year end	172	254	323
Net financial position(2)	387	426	467

(1)	Columns may not add due to rounding.

(2)	Net financial position is calculated as cash and cash equivalents plus marketable securities less total debt.

2002 compared with 2001

      Net cash flow provided by operating activities. Net cash flow provided by operating activities increased by 43.0%, from € 309 million in 2001 to € 442 million in 2002, despite a slight decline in the level of our net income year-on-year. The increase in operating cash flow mainly reflects the fact that in 2002 we achieved a higher net income net of one-time effects and recorded higher levels of depreciation and amortization. These factors more than offset the cash effect of changes in our working capital, including, among other items:

•	A € 77 million cash decrease caused by an increase in trade accounts receivable and prepaid expenses attributable to higher levels of sales.

•	A € 58 million cash decrease attributable to higher levels of inventories, mainly of raw materials and semi-finished products relating to Pantoprazole, which we built up in order to gain flexibility in responding to demand for this drug.

•	A € 54 million cash increase resulting from higher levels of provisions, mainly for sales and marketing expenses.

•	A € 53 million cash increase that resulted mainly from the fact that we received higher revenues under our arrangement with Wyeth to distribute Pantoprazole in the United States, a portion of which we recognize on a deferred basis.

      Net cash flow used in investing activities. Net cash used in investing activities increased by 80.0%, from € 113 million in 2001 to € 204 million in 2002, reflecting mainly the non-recurrence in 2002 of a one-time cash inflow resulting from the sale of our interest in a joint venture in 2001. The 2002 figure primarily reflects the net cash effect of:

•	A € 225 million cash decrease caused primarily by investments in property, plant and equipment, mainly ongoing construction projects in each of our two segments, the construction of a new building for our group headquarters and our purchase of a license to distribute a therapeutic in Mexico.

•	A € 16 million cash increase reflecting the net effect of € 389 million cash in sales of marketable securities and € 373 million cash in purchases of marketable securities.

•	A € 13 million cash increase stemming from the sale of fixed assets.

      The following table sets forth our capital expenditures for the years ended December 31, 2001 and 2002:

Capital Expenditures

	Year ended
	December 31,

	2001	2002

	(€ in millions)
Pharmaceuticals	150	147
Chemicals	49	65
Holding Company	7	13

Total	206	225

      Net cash flow used in financing activities. Net cash used in financing activities increased by 32.2%, from € 116 million in 2001 to € 154 million in 2002. This increase reflects the net cash effect of, among other things:

•	A € 96 million cash decrease reflecting the payment of a dividend in respect of 2001 in the amount of € 0.60 per share and a special dividend in the amount of € 0.10 per share.

•	A € 78 million cash decrease resulting from our purchase of treasury shares, primarily in connection with our stock option plans, which was partially offset by subsequent issuances of treasury shares of € 21 million.

•	A € 18 million cash decrease attributable to the repayment of long-term debt, the effect of which was partially offset by the receipt of cash proceeds from the incurrence of long-term debt in the amount of € 12 million.

      In 2002, unfavorable exchange rate movements resulted in a € 16 million cash decrease.

      Net financial position. We had a net financial position — that is, cash and cash equivalents plus marketable securities less total debt — of € 467 million at December 31, 2002, compared with € 426 million at December 31, 2001, amounting to an increase of € 41 million. This development primarily reflects higher levels of cash and cash equivalents, the effects of which more than offset the effects of lower levels of marketable securities.

      We had cash and cash equivalents — that is, cash on hand and in bank accounts as well as highly liquid investments with original maturities of three months or less — in the amount of € 323 million at December 31, 2002, compared with cash and cash equivalents of € 254 million at December 31, 2001, corresponding to an increase of € 69 million during the period under review. The increase in cash and cash equivalents at December 31, 2002 compared with December 31, 2001 reflects the increase in cash generated from operating activities during the period under review.

      We had marketable securities in the amount of € 261 million at December 31, 2002, compared with marketable securities of € 298 million at December 31, 2001, amounting to a decrease of € 37 million during the period under review. The decrease in marketable securities at December 31, 2002 compared with December 31, 2001 primarily reflects the continuing slump of the worldwide stock markets in 2002 and our sale of a portion of our portfolio of marketable securities.

      We had debt in the amount of € 117 million at December 31, 2002, compared with debt of € 127 million at December 31, 2001, corresponding to an decrease of € 10 million during the period under review. For the years ended December 31, 2002 and 2001, weighted average interest rates for borrowings from banks were 6.1% and 4.9%, respectively.

2001 compared with 2000

      Net cash flow provided by operating activities. Net cash flow provided by operating activities increased by 9.8%, from € 282 million in 2000 to € 309 million in 2001, mainly reflecting a higher net income but also the cash effect of increased levels of depreciation and amortization. In addition, operating cash flow rose in 2001 due to the cash effect of, among other items:

•	A € 76 million cash decrease caused by an increase in trade accounts receivable and prepaid expenses attributable to higher levels of sales.

•	A € 73 million cash increase resulting from higher levels of provisions.

•	A € 27 million cash decrease attributable to higher levels of inventories to support our increased business activity.

      Net cash flow used in investing activities. Net cash used in investing activities decreased by 27.3%, from € 156 million in 2000 to € 113 million in 2001. The 2001 figure primarily reflects the net cash effect of:

•	A € 206 million cash decrease caused primarily by investments in property, plant and equipment, mainly reflecting the construction of new R&D and production facilities by our pharmaceuticals segment and the extension of an existing production facility by our chemicals segment.

•	A € 111 million cash increase reflecting the sale of our interest in a joint venture.

•	A € 34 million use of cash associated with acquisitions mainly by our chemicals segment.

•	A € 26 million cash increase reflecting the net effect of € 188 million cash in sales of marketable securities and € 162 million cash in purchases of marketable securities.

      The following table sets forth our capital expenditures for the years ended December 31, 2000 and 2001:

Capital Expenditures

	Year ended
	December 31,

	2000	2001

	(€ in millions)
Pharmaceuticals	117	150
Chemicals	40	49
Holding Company	6	7

Total	163	206

      Net cash flow used in financing activities. Net cash used in financing activities decreased slightly by 1.2%, from € 118 million in 2000 to € 116 million in 2001. This decrease reflects the net cash effect of, among other things:

•	A € 84 million cash decrease reflecting the payment of a dividend in respect of 2000 in the amount of € 0.61 per share.

•	A € 76 million cash decrease resulting from our purchase of treasury shares, primarily in connection with our stock option plans, which was partially offset by subsequent issuances of treasury shares of € 18 million.

      In 2001, favorable exchange rate movements resulted in a € 3 million cash increase.

      Net financial position. We had a net financial position of € 426 million at December 31, 2001, compared with € 387 million at December 31, 2000, amounting to an increase of € 39 million. This development reflects higher levels of cash and cash equivalents, as discussed below.

      We had cash and cash equivalents in the amount of € 254 million at December 31, 2001, compared with cash and cash equivalents of € 172 million at December 31, 2000, corresponding to an increase of € 82 million during the period under review. The increase in cash and cash equivalents at December 31, 2001 compared with December 31, 2000 reflects primarily an increase in cash generated from operating activities during the period under review and proceeds of € 111 million from the sale of our interest in a joint venture.

      We had marketable securities in the amount of € 298 million at December 31, 2001, compared with marketable securities of € 316 million at December 31, 2000, amounting to a decrease of € 18 million during the period under review. The decrease in marketable securities at December 31, 2001 compared with December 31, 2000 primarily reflects the fact that we did not replace some of our German fixed-interest securities that matured during the period under review.

      We had debt in the amount of € 127 million at December 31, 2001, compared with debt of € 100 million at December 31, 2000, corresponding to an increase of € 27 million during the period under review.

Liquidity commitments and capital requirements

      We have no material off-balance sheet arrangements that are reasonably likely to have a material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

      The following table provides a maturity analysis of our contractual obligations as of December 31, 2002:

Contractual Obligations(1)

		As of December 31, 2002

		Payments due by period

	Total	<1 year	1-3 years	4-5 years	>5 years

	(€ in millions)
Debt	113	63	12	9	29
Capital leases	4	1	1	1	1
Operating leases	61	15	19	12	15
R&D obligations(2)	181	57	92	33	0

(1)	Columns may not add due to rounding.

(2)	Includes minimum and estimated milestone payments under our various R&D agreements.

      As of December 31, 2002, we also had commitments for investments in property, plant and equipment in the amount of € 88 million, most of which expire in the short term, guarantees for pension commitments in the amount of € 16 million, lines of credit in the amount of € 154 million and other commercial commitments in the amount of € 4 million.

      We typically fund our capital expenditures with our cash flow from operations and, if such funds are not sufficient, liquid funds, including cash, cash equivalents and marketable securities.

      See note 27 to our consolidated financial statements for additional information on our commitments and contingencies as of December 31, 2002.

      Our management board and our supervisory board plan to propose to the shareholders’ meeting to distribute a dividend of € 0.75 per no-par value share in respect of 2002, with the amount attributable to treasury shares to be allocated to retained earnings.

      We believe that cash flows from operating activities along with available cash and cash equivalents and marketable securities will be sufficient to fund all of our anticipated operating needs in the coming 18 months, including capital expenditures, research and development projects and dividends.

Changes in Accounting Policies

      Under IAS 8, changes in accounting policies may be performed either using the benchmark treatment or the allowed alternative treatment, unless one method is prohibited by a new accounting standard. We use the allowed alternative treatment unless otherwise required by the specific accounting standard.

New Accounting Standards

      There are currently no new accounting standards that will affect our IFRS reporting. The following new accounting standards will affect our U.S. GAAP reconciliation as described below:

      In June 2001, the FASB issued SFAS No. 143, “Accounting for Assets Retirement Obligations”. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of a tangible long-lived asset. SFAS No. 143 also requires the enterprise to record the contra to the initial obligation as an increase to the carrying amount of the related long-lived asset (i.e. the associated asset retirement cost) and to depreciate that cost over the remaining useful life of the asset. The liability is adjusted at the end of each period to reflect the passage of time (i.e. accretion expense) and changes in the estimated future cash flows underlying the initial fair value measurement. Enterprises are required to adopt SFAS No. 143 for fiscal years beginning after June 15, 2002. We adopted SFAS No. 143 effective January 1, 2003 and are currently determining the impact of the adoption.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 replaces previous accounting guidance provided by the Emerging Issue Task Force (“EITF”) in EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”, and requires companies to recognize costs associated with exit or disposal activities only when a liability for these costs has been incurred (subsequent to a commitment to a plan) rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by SFAS No. 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closings, or other exit or disposal activities. The provisions of SFAS No. 146 are to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We do not expect the adoption of SFAS No. 146 to have a material impact on our financial statements.

      In November 2002, the FASB issued Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, which adopts a characteristics-based approach to identify contracts that qualify as guarantees, clarifies that a guarantor is required to recognize a liability for the non-contingent aspect of most guarantees at inception of the guarantee, provides guidance regarding measurement of any such liability and enhances the disclosure requirements of guarantors. The provisions of FIN 45 applicable to initial recognition and measurement of non-contingent liabilities associated with a guarantee are applicable to guarantees issued or modified after December 31, 2002. Our management believes the adoption of these provisions will not have a material effect on our financial statements. The disclosure requirements of FIN 45 are effective for all interim and annual periods ending after December 15, 2002 and have been incorporated in our consolidated financial statements.

      In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities”, which provides guidance regarding the consolidation of certain entities in which equity investors do not have the characteristics of controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 introduces the concept of variable interest entities, explains how to identify a variable interest entity, and requires that the primary beneficiary of any variable interest entity consolidate that entity. FIN 46 also requires certain disclosures regarding variable interest entities if the reporting entity is the primary beneficiary of the variable interest entity or if that enterprise holds a significant variable interest in a variable interest entity but is not the primary beneficiary. A transferor of financial assets to a qualifying special-purpose entity (“QSPE”) subject to the reporting requirements of SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, is not required to consolidate that QSPE. The accounting provisions of FIN No. 46 are effective immediately for all variable interest entities created after January 31, 2003 and no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003 for variable interest entities created before February 1, 2003. Certain disclosure provisions of this Interpretation are effective for financial statements initially issued after January 31, 2003. We do not believe that the adoption of FIN No. 46 will have a material effect on our consolidated financial statements.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and prescribes specific guidance on the content, placement and format of required disclosures. Certain disclosure provisions of this statement are effective for financial statements for periods ending after December 15, 2002, and have been incorporated in note 33 to our consolidated financial statements.

      In November 2002, the EITF reached a final consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables”. EITF 00-21 addresses certain aspects of the accounting for revenue arrangements with multiple deliverables by a vendor. The issue outlines an approach to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. The consensus reached in the issue will be effective for our financial statements beginning January 1, 2004, and we are currently in the process of determining its impact.

Item 6:	Directors, Senior Management & Employees

Directors and Management

Overview

      As required by the German Stock Corporation Act (Aktiengesetz), we have a management board (Vorstand) and a supervisory board (Aufsichtsrat). The two boards are entirely separate, and no individual may simultaneously be a member of both boards. Our management board is responsible for managing our business in accordance with applicable laws, our Articles of Association and its rules of procedure. In addition, it represents us in our dealings with third parties. Our supervisory board appoints and removes the members of our management board and oversees their management of our company but does not make management decisions itself.

      In carrying out their duties, the members of our management and our supervisory boards are required to exercise the standard of care of a prudent and diligent businessman. If they fail to observe the appropriate standard of care, they may become liable to us. In carrying out their duties, both boards have to take into account a broad range of considerations, including our company’s interests as well as the interests of our shareholders, employees and creditors. Our management board is also required to respect the rights of our shareholders to be treated on an equal basis. In addition, it is responsible for implementing a risk management scheme and an internal monitoring system.

      Our supervisory board has comprehensive oversight responsibilities. To ensure that our supervisory board can carry out these functions properly, our management board must, among other things, regularly submit reports to our supervisory board in relation to the current state of our company’s business and future business planning. In addition, our supervisory board is entitled to request special reports at any time.

      Under German law, our shareholders have no direct recourse against the members of our management board or the members of our supervisory board in the event of a breach of duty. Apart from insolvency and other special circumstances, only we have the right to claim damages from the members of our two boards. We may waive or settle claims only if at least three years have passed since any violation of a duty occurred and only if our shareholders approve the waiver or settlement at a shareholders’ meeting with a simple majority of the votes cast, provided that no shareholders who in the aggregate hold one-tenth or more of our share capital oppose the waiver and have their opposition formally recorded in the minutes.

Supervisory Board

      As required by applicable German law and our Articles of Association, our supervisory board consists of twelve members. Six of these members were elected by our shareholders and six were elected by our German employees.

      Our shareholders may remove any member of our supervisory board whom they have elected by adopting a resolution at a general meeting with a simple majority of the votes cast. Our German employees may remove any supervisory board member whom they have elected by adopting a resolution with a majority of three quarters of the votes cast. Our supervisory board elects a chairman and at least one deputy chairman from among its members. The election of the chairman and the first deputy chairman requires a two-thirds majority vote of the full supervisory board. If no candidate for chairman or first deputy chairman receives the required two-thirds majority, the shareholder representatives elect the chairman and the employee representatives elect the first deputy chairman. If our supervisory board chooses to elect a second deputy chairman, it does so by a simple majority of the votes cast. Resolutions of our supervisory board require a simple majority of the votes cast unless the law requires otherwise, with the chairman having a deciding vote in the event of a deadlock.

      Our supervisory board meets at least twice every half year. In 2002, our supervisory board met four times. The main functions of our supervisory board are:

•	To monitor and oversee the management of our company;

•	To appoint and remove members of our management board;

•	To represent our company in matters concerning our management board;

•	To enter into contracts with independent auditors on behalf of our company; and

•	To approve matters that the Articles of Association or the supervisory board have made subject to such approval.

      Each member of our supervisory board is elected for a maximum term of five years. A supervisory board member’s term of office expires at the end of the general meeting of our shareholders at which our shareholders discharge the respective member for the fourth financial year following the financial year in which that member was elected.

      Our supervisory board has established a number of committees, including a remuneration committee (Personalausschuss) and an audit committee (Prüfungsausschuss). The remuneration committee is responsible for reviewing and approving the terms of contracts between us and the members of our management board. The audit committee is responsible for engaging the auditor and determining the audit fee following the appointment of the auditor by our shareholders’ meeting. The audit committee also determines the areas on which the auditor should put the emphasis when auditing our financial statements, monitors the auditor’s independence and reviews our financial statements before they are presented to our supervisory board. In addition, the audit committee oversees the operation of the risk management system that has been implemented by our management board.

      The following table sets forth the names and functions of the current members of our supervisory board, their ages at December 31, 2002, the year in which their current terms expire and their principal business activities outside of our company.

Supervisory Board Members

		Term	Principal business activities
Name	Age	expires	outside of our company

Shareholder Representatives:
Justus Mische(1) Chairman	64	2004	Member of the supervisory boards of B. Braun Melsungen AG (chairman), Software AG, Hoechst AG (chairman), mg technologies AG
Susanne Klatten(1) Deputy chairwoman	40	2003	Member of the supervisory boards of Bayerische Motoren Werke AG, ALTANA Pharma AG, UnternehmerTUM GmbH
Dr. Uwe-Ernst Bufe(2)	58	2006	Member of the supervisory boards of AirLiquide AG, Frankfurter Versicherungs-Aktiengesellschaft, Rütgers AG, UBS Warburg AG (chairman), Cognis Verwaltungs-GmbH
Prof. Dr. Dr. h.c. mult. Wolfgang A. Herrmann(3)	54	2003	President of the Technische Universität München; member of the supervisory boards of Degussa AG, Gen Pharm Tox AG
Prof. Dr. Heinz Riesenhuber	67	2003	Member of the supervisory boards of Evotec BioSystems AG (chairman), Frankfurter Allgemeine Zeitung GmbH, HBM BioVentures AG, Henkel KGaA, Osram GmbH, Portum AG, Vodafone AG
Dr. Klaus-Jürgen Schmieder(2)	54	2006	Chairman of the management board of Messer Griesheim GmbH; member of the supervisory boards of Messer Nippon Sanso GmbH & Co. KG (chairman); chairman of the boards of directors of Messer Griesheim Industries, Inc., Messer Group, Inc.

		Term	Principal business activities
Name	Age	expires	outside of our company

Employee Representatives:
Marcel Becker(1) Deputy chairman	54	2003	Full time member of works council; chairman of Groups Works Council
Yvonne D’Alpaos-Götz(2)	49	2003	Full-time member of works council; member of the supervisory board of ALTANA Pharma AG
Ralf Giesen(2)(4)	39	2003	Member of the supervisory boards of Vattenfall Europe Mining AG, BUL Brandenburg GmbH; member of IG Bergbau, Chemie, Energie
Dr. Uwe Krüger	63	2003	None
Dr. Jörg Senn-Bilfinger	55	2003	None
Wolfgang Eichhorn(1)(5)	51	2003	None

(1)	Member of the remuneration committee.

(2)	Member of the audit committee.

(3)	This person became a member of our supervisory board on November 14, 2002.

(4)	This person became a member of our supervisory board on September 1, 2002.

(5)	This person became a member of our supervisory board on July 1, 2002.

      The business address of the members of our supervisory board is the same as our business address: Am Pilgerrain 15, D-61352 Bad Homburg v. d. Höhe, Germany.

Management Board

      Pursuant to our Articles of Association, our supervisory board determines the size of our management board, subject to the condition that our management board have at least two members. Our management board currently consists of four members. Under German law, our management board is responsible for the management of our company, including the following matters, which are specifically reserved for our management board:

•	The preparation of the annual financial statements;

•	The calling of shareholders’ meetings and the preparation and execution of shareholders resolutions; and

•	The submission of reports to our supervisory board on specific matters.

      Our management board has adopted rules of procedure that govern the conduct of its affairs. Pursuant to the currently applicable rules of procedure of our management board, while each board member is responsible for a discrete business area, certain matters enumerated in the rules of procedure have to be managed jointly. In the event of a deadlock, the chairman of our management board casts the deciding vote. The rules of procedure also provide that our management board should make all decisions by consensus.

      Our supervisory board appoints the members of our management board for a maximum term of five years. Members may be re-appointed. Our supervisory board may remove any member of our management board prior to the expiration of his or her term for cause.

      The table below gives an overview of the present members of our management board, their ages at December 31, 2002, the year in which their current terms expire and their positions within our company:

Management Board Members

		Term
Name	Age	expires	Position

Dr. h.c. Nikolaus Schweickart	59	2005	Chairman and Chief Executive Officer
Dr. Hermann Küllmer	59	2005	Chief Financial Officer
Dr. Hans-Joachim Lohrisch	53	2007	Head of Pharmaceuticals
Dr. Matthias L. Wolfgruber	48	2005	Head of Chemicals

      The business address of the members of our management board is the same as our business address: Am Pilgerrain 15, D-61352 Bad Homburg v. d. Höhe, Germany.

      Dr. h.c. Nikolaus Schweickart has been a member of our management board since 1987. In 1990, he was appointed chairman of our management board and chief executive officer of our company. Prior to serving on our management board, Dr. h.c. Schweickart worked as a personal assistant to Dr. Herbert Quandt and as a general representative of our company. Dr. h.c. Schweickart holds a law degree.

      Dr. Hermann Küllmer has been a member of our management board and the chief financial officer of our company since 1990. Until 1990, he served in various finance and general management positions within our company and its predecessor entity, where he began to work in 1975. Dr. Küllmer holds a Ph.D. in economics.

      Dr. Hans-Joachim Lohrisch has been a member of our management board since 1999 and also serves as the head of our pharmaceuticals division. Before joining our company, Dr. Lohrisch held various executive positions in the areas of therapeutics and generic drugs within Merck KGaA, where he became the head of the company’s worldwide ethical pharmaceuticals business in 1998. Dr. Lohrisch holds a Ph.D. in chemistry.

      Dr. Matthias Wolfgruber has been a member of our management board since July 1, 2002 and, since October 1, 2002, also serves as the head of our chemicals division. Before joining our company, Dr. Wolfgruber held a variety of marketing, production, R&D and general management positions within the Wacker group, a multinational chemicals company. Dr. Wolfgruber holds a Ph.D. in chemistry.

Compensation

      The members of our supervisory board receive annual compensation in an amount that is determined by our Articles of Association and that is currently equal to € 5,000 plus a variable portion that is calculated with reference to the amount of our annual dividend relative to our share capital. In 2002, the compensation paid to our supervisory board members totaled € 1.7 million, of which € 1.6 million was variable. In addition, our supervisory board members are entitled to be reimbursed for their out-of-pocket expenses. In 2002, reimbursements paid to our supervisory board members with respect to 2001 totaled € 784,000. We will propose revisions to the compensation of our supervisory board members to our shareholders’ meeting, which will be held on May 6, 2003. The proposed changes would result in a reduction of the overall compensation and special payments to members and chairpersons of supervisory board committees.

      In 2002, the four members of our management board received aggregate compensation in the amount of € 5.7 million. Of this amount, € 1.5 million was fixed, and € 4.1 million was variable. The amount of the variable compensation paid in respect of any given year depends on the amount of the dividend paid to our shareholders and our net income in respect of that year.

      The table below provides a breakdown of the compensation paid to each of the members of our management board in 2002:

Compensation

	For the year ended
	December 31, 2002

	Fixed	Variable	Total

Dr. h.c. Nikolaus Schweickart	498	1,208	1,706
Dr. Hermann Küllmer	340	734	1,074
Dr. Hans-Joachim Lohrisch	371	962	1,333
Dr. Klaus Oehmichen(1)	181	971	1,152
Dr. Matthias L. Wolfgruber(2)	156	229	385

Total	1,546	4,104	5,650

(1)	Dr. Klaus Oehmichen retired effective September 30, 2002.

(2)	Dr. Matthias L. Wolfgruber joined our company effective July 1, 2002.

      In addition, as participants in our stock option plans, the members of our management board received options to subscribe for our shares. In 2002, we granted our management board members a total of 130,000 options under these plans, each option being exercisable for one share at an exercise price of € 51.58. For more information on our stock option plans, see “— Stock Option Plans” below.

      At December 31, 2002, the total amount that we accrued for the payment of pensions to the members of our management board equaled € 7 million.

Employees

      At December 31, 2002, we employed 9,853 people, compared with 9,122 employees in 2001 and 8,556 employees in 2000.

      The following table provides a breakdown of the number of our employees by main category of activity and location for each of the three years ended December 31, 2002:

Employees by Main Category of Activity and Location

	As of December 31,

	2000	2001	2002

By division
Pharmaceuticals	6,489	6,867	7,504
Chemicals	2,036	2,217	2,299
Holding company	31	38	50
By main category of activity
R&D	1,305	1,484	1,741
Production and logistics	3,060	3,269	3,479
Marketing and distribution	2,985	3,059	3,244
Administration	1,206	1,310	1,389
By location
Germany	3,862	4,080	4,478
Europe (excl. Germany)	2,033	2,224	2,405
North America	1,019	1,068	1,209
Latin America	1,401	1,432	1,399
Other	241	318	362

Total	8,556	9,122	9,853

      A significant percentage of our employees, especially those located in Germany, are covered by collective bargaining agreements that determine such matters as compensation, working hours and other conditions of employment, and some of our employees are represented by works councils. Works councils are employee-elected bodies, which exist in our company both at the group level for our German employees (Konzernbetriebsrat) and in certain of our subsidiaries. Works councils have a number of notification and codetermination rights in personnel, social and economic matters. Under the German Works Constitution Act (Betriebsverfassungsgesetz), they are entitled to receive advance notification of any proposed termination of an employee, to confirm hirings, relocations and similar matters, and to codetermine a variety of so-called “social” matters, such as work schedules and rules of conduct. Our management considers itself to be on good terms with the works councils of our company.

      During the last three years, we have not experienced any material labor disputes resulting in work stoppages.

Share Ownership

      At March 31, 2003, Ms. Klatten owned 70,332,012 shares or 50.1% of our issued share capital. The shares and options held by the other members of our supervisory board and our management board members represent less than 1% of our issued share capital. See “Item 7: Major Shareholders and Related Party Transactions”.

      In order to better align the interests of our employees and our management board members with those of our shareholders, we have implemented a number of plans to involve our employees and the members of our management board in the capital of our company. These plans include various stock option plans, first introduced in 1999, in which our management board members, senior executives and certain other key employees may participate, and the Altana Investment Program, an annual share ownership plan that we launched for the first time in 2000 in which most of our employees are eligible to participate.

      To be able to meet our obligations under our various stock option plans, we maintain approximately the same number of shares in treasury as we grant in options under our plans, including the Altana Investment Program. Each year, we determine the number of additional treasury shares required to be purchased and make the necessary adjustments.

      In connection with the acquisition of treasury shares for delivery upon exercise of options under our various employee incentive plans, we recognize compensation expense over the vesting period in an amount equal to the difference between the exercise price of the options and the average price of the treasury shares purchased. See note 2 to our consolidated financial statements for additional information.

Stock Option Plans

      In 1999, we launched for the first time a stock option plan, which was open to the members of our management board, senior executives and certain other key employees. In July 2000 and July 2001, we launched similar plans. Starting with the 2001 plan, we extended the eligibility criteria to include other employees that we consider to have high potential. In 2002, for the first time, we offered two different plans. One of them (“Plan A”) was open to the members of our management board and certain executives of our two divisions, whereas the other plan (“Plan B”) was open to other key members of management. In total, approximately 180 of our employees were eligible to participate in the 2002 plan.

      In order to participate in the various stock option plans that we launched in the past, our employees were required to make an initial investment in the share capital of our company. The minimum investment required of an employee depends on his or her position in our company. Once an employee made an initial investment under one plan, he or she was not required to purchase additional shares to participate in plans launched subsequently. Starting in 2002, we modified this requirement. Under Plan A, which is one of the stock option plans that we launched in 2002, our management board members and other participating executives were required to make initial investments of € 150,000 and € 50,000, respectively. By contrast, no initial investment was required of participants in our Plan B.

      Under our various stock option plans launched in the past, each option granted is exercisable for one share of our company at an exercise price that we determined on the basis of the average market price of our shares on the Frankfurt stock exchange during a reference period prior to the date on which each plan was launched. Options granted cannot be exercised until the expiry of a two-year lockup period from the date of the grant.

      Options granted under the 1999 and 2000 plans are exercisable only if the average of our earnings per share in both the year when the options were granted and the succeeding year exceeded the average of our earnings per share during the two years preceding the date of grant by at least 20%. The corresponding condition under our 2001 plan is that our earnings per share in 2002 exceed our earnings per share in 2000 by at least 20%. Likewise, options granted under our recently launched Plan A become exercisable if our earnings per share in 2003 exceed our earnings per share in 2001 by at least 20%. There are no performance hurdles under Plan B. To create appropriate incentives, we have set the exercise price for Plan B at a level that is 10% above the exercise price for Plan A. The conditions under the 1999, 2000 and 2001 plans have been satisfied.

      Under the 1999 and 2000 plans, upon exercise of any options granted, participants have the right to receive either shares or cash in an amount equal to the difference between the market price of the shares that they are entitled to receive and the exercise price of the options. Options granted under the 2001 and 2002 plans are exercisable only for shares.

      Options under the 1999 and 2000 plans expire four years after the date of grant, options granted under the 2001 plan expire five years after the date on which they were granted, and options granted under the 2002 plan expire ten years after the grant date.

      Under the 2001 plan, the members of our management board and executive officers are entitled to receive additional options if they make an additional investment in our shares. The 2001 and 2002 plans also envisage the grant of additional options in recognition of outstanding performance. Our supervisory board is responsible for making such grants with respect to members of our management board, and our management board is responsible for making such grants to other eligible participants.

      We plan to launch a new stock option plan in 2003.

      The following table provides details regarding the options outstanding under our various stock option plans:

Stock Option Plans

		Number of
	Title of	options
	securities	outstanding
	issuable upon	as of	Date on which
	exercise of	December 31,	options become	Date on which
Name	options	2002	exercisable	options expire	Exercise price

1999 plan	Shares	103,800	July 1, 2001	June 30, 2003	€ 15.03
2000 plan	Shares	599,600	July 1, 2002	June 30, 2004	€ 22.97
2001 plan	Shares	1,022,600	July 1, 2003	June 30, 2006	€ 42.41
2002 plan
Executives	Shares	255,000	July 1, 2004	June 30, 2012	€ 51.58
Key management	Shares	988,850	July 1, 2004	June 30, 2012	€ 56.74

Altana Investment Program

      The Altana Investment Program is an employee share ownership plan that we first launched in 2000. In 2001 and 2002, we launched new editions of the plan, and we expect to offer similar plans in the future. Participation in the plan is open to employees who are not eligible to participate in any of our other stock option plans, subject to certain conditions. Each plan consists of two components. The first component entitles participants to purchase a specific number of shares based on their salary or wages at a fixed price per share that corresponds to the lowest market price of our shares on the Frankfurt Stock Exchange on the date at which our management board approves the relevant plan edition. Plan participants are entitled to a discount on a portion of the shares that they acquire. Employees who are unable to receive shares for statutory reasons are paid the cash equivalent of the benefit that they would otherwise have received. Under the second component, participants receive one option for each share that they purchase. The options become exercisable two years after the date of grant and entitle their holders to receive cash in an amount equal to the difference between a predetermined exercise price and the market price of our shares on the date on which the options are exercised. The options expire two years after the date they first become exercisable and, if not previously exercised and in the money, are deemed exercised on such date. If a participant sells shares acquired under the plan during the lock-up period, he or she must repay the subsidy and forfeits the options received.

      Under our 2000, 2001 and 2002 investment programs, our employees have purchased a total of 515,580 shares.

Profit-sharing Certificates

      From 1980 to 2000, we issued profit-sharing certificates (Genussscheine) to our German employees. Holders of these certificates are entitled to receive interest at a rate equal to the higher of the dividend rate on our shares in any given year and 7% of the certificates’ face value. At December 31, 2002, the nominal value of all outstanding profit sharing certificates was € 9 million.

Item 7:	Major Shareholders and Related Party Transactions

Major Shareholders

      The table below identifies all persons who, to our knowledge, beneficially owned more than 5% of our shares as of March 31, 2003. Under German law, our shareholders are required to notify us in case their holdings reach or fall below certain thresholds, and the information presented in the table is based on notifications that we have received. Since our shares are in bearer form, however, we are unable to determine precisely how many shareholders we have at any given point and how many shares a particular shareholder owns. For more information on these notification requirements, see “Item 10: Additional Information — Articles of Incorporation and Relevant Provisions of German Law”.

	Number of	Ownership
Name	shares owned	interest

		(%)
Susanne Klatten	70,332,012	50.1%

      Except as set forth in the table, we are not aware of any holders of more than 5% of our shares. Nor are we aware of any significant changes in the percentage ownership of our major shareholder over the course of the past three years. To our knowledge, no arrangements are currently in place that could lead to a change of control of our company.

      Ms. Klatten is the beneficial owner of the majority of our share capital. Ms. Klatten’s share ownership could discourage third parties from initiating merger, takeover or other change of control transactions. As the owner of the majority of our shares, Ms. Klatten has the ability to control the outcome of all matters requiring the approval of a majority of our shareholders, including the election and removal of members of our supervisory board.

Related Party Transactions

      The Herbert Quandt Foundation is a not-for-profit charitable endowment established in 1980. The endowment promotes scientific and cultural research activities and supports civic responsibility projects. Ms. Klatten, the deputy chairwoman of our supervisory board, is chairwoman of the board of counselors of the endowment, and Dr. h.c. Nikolaus Schweickart, the chairman of our management board and chief executive officer of our company, serves as the chairman of the endowment’s management board. In 2001, we made a special contribution in the amount of € 15 million to the capital of the endowment. The endowment in turn deposited the funds with us. The deposit bears interest at a rate equal to the Base Rate (Basiszinssatz) of the German Central Bank (Bundesbank) plus 2.5%.

      Ms. Klatten is also a shareholder and member of the supervisory board of Bayerische Motoren Werke AG (“BMW”). From time to time, we purchase company cars from BMW. These transactions are immaterial both to us and to BMW and are carried out at normal third party terms and conditions.

      For information on balances between us and our affiliated and associated companies and participating interests as of December 31, 2002, see note 28 to our consolidated financial statements.

Item 8:	Financial Information

Consolidated Financial Statements and Other Financial Information

      See “Item 18: Financial Statements.”

Legal Proceedings

      See “Item 4: Information on The Company — Legal Proceedings”.

Dividend Policy

      Our management and supervisory boards may, based on our annual financial statements, propose the payment of dividends to our shareholders. Our shareholders vote on these proposals at the annual shareholders’ meeting, which is usually convened during the second quarter of each year. See “Item 10: Additional Information — Dividend Rights” for further information. We expect to continue to pay dividends in the future, although there can be no assurance as to the exact amounts, if any, that we may pay in any given period. The payment of future dividends will depend on our results of operations and financial condition. See “Item 5: Operating and Financial Review and Prospects.”

Item 9:	The Offer and Listing

      Our ordinary shares are in bearer form and have no par value. Each of our ordinary shares has a notional value of € 1.00. The principal trading market for our ordinary shares is the Frankfurt Stock Exchange. In addition, our ordinary shares are traded on the stock exchanges of Berlin, Bremen, Düsseldorf, Hamburg, Hannover, Munich and Stuttgart. Our American Depositary Shares (“ADSs”), each representing one ordinary share, are listed on the New York Stock Exchange (“NYSE”). For more information on our shares, see “Item 10: Additional Information — Share Capital”. Our ADSs are described in greater detail under “Item 12: Description of Securities Other Than Equity Securities”.

      Based on turnover statistics supplied by Bloomberg and adjusted for the changes to our share capital that occurred in 2001, the average daily volume of our shares traded on the Frankfurt Stock Exchange was 242,397 in 2000, 301,542 in 2001 and 371,056 in 2002.

Market Price Information

      The tables below set forth, for the periods indicated, the high and low closing sales prices for our shares on the Frankfurt Stock Exchange. Starting on January 4, 1999, all shares traded on stock exchanges in Germany began trading in euros. Market prices for periods prior to 1999 have been converted to euros at the official exchange rate of € 1.00 = DM 1.95583.

Trading on the Frankfurt Stock Exchange

Year	High	Low

	(€)
1998	22.14	12.92
1999	20.36	14.30
2000	46.69	15.97
2001	58.99	34.33
2002	64.60	36.66

Year	High	Low

	(€)
2000
January through March	21.94	15.97
April through June	23.54	20.42
July through September	35.56	23.47
October through December	46.69	31.39
2001
January through March	47.08	34.33
April through June	46.60	34.94
July through September	54.48	40.70
October through December	58.99	50.15
2002
January through March	61.75	52.60
April through June	64.60	47.95
July through September	55.30	36.66
October through December	50.00	37.80
2003
January through March	45.69	35.49

Month	High	Low

	(€)
October 2002	49.20	37.80
November 2002	50.00	45.11
December 2002	47.34	43.24
January 2003	43.60	38.82
February 2003	39.51	35.49
March 2003	45.69	37.71

Trading On The Frankfurt Stock Exchange

      The Frankfurt Stock Exchange, which is operated by the Deutsche Börse AG, is the most significant of the eight German stock exchanges. The Frankfurt Stock Exchange, including the Xetra trading system described below, accounted for approximately 97.9% of the turnover in exchange-traded shares in Germany in 2002. As of December 31, 2002, the shares of 5,768 companies traded on the official, regulated and unregulated markets and the Neuer Markt segment of the Frankfurt Stock Exchange. Of these, 867 were German companies and 4,901 were foreign companies.

      Trading on the floor of the Frankfurt Stock Exchange begins every business day at 9:00 a.m. and ends at 8:00 p.m., Central European Time. Securities listed on the Frankfurt Stock Exchange are generally traded in the auction market, but also change hands in interbank dealer markets. Prices, which are determined by out-cry, are noted by publicly commissioned stockbrokers who are members of the Frankfurt Stock Exchange but who do not as a rule deal with the public. The prices of actively traded securities, including the shares of large corporations, are continuously quoted during trading hours. For all securities, a fixed price is established around midday on each day on which the Frankfurt Stock Exchange is open for business. Deutsche Börse publishes an official daily list of quotations (Amtliches Kursblatt) containing the fixed prices (Einheitskurse) as well as the yearly high and low prices for all traded securities. The list is available on the Internet at http://www.exchange.de under the heading “Market Data”.

      Our shares are traded on Xetra (Exchange Electronic Trading) in addition to being traded on the auction market. Xetra is available daily from 9:00 a.m. to 8:00 p.m. Central European Time to brokers and banks that have been admitted to Xetra by the Frankfurt Stock Exchange. Securities traded by this system include liquid stocks, warrants and bonds traded on the floor of the Frankfurt Stock Exchange. There have been no significant trading suspensions with respect to our shares in the past three years.

      Transactions on the Frankfurt Stock Exchange (including transactions through the Xetra system) are settled on the second business day following the day on which the trade takes place. Transactions off the Frankfurt Stock Exchange (which may occur for large trades or if one of the parties is foreign) are generally also settled on the second business day following the trade, although a different period may be agreed by the parties. Under standard terms and conditions for securities transactions employed by German banks, customers’ orders for listed securities must be executed on a stock exchange unless the customer gives specific instructions to the contrary.

      Trading activities on the German stock exchanges are monitored by the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht). A quotation can be suspended by the Frankfurt Stock Exchange if orderly trading is temporarily endangered or a suspension is deemed to be necessary to protect the public.

Item 10:	Additional Information

Articles of Association and Relevant Provisions of German Law

      This section summarizes the material provisions of our Articles of Association and German law to the extent that they affect the rights of our shareholders. The information set forth below is only a summary and does not provide a complete description of all relevant provisions.

Organization

      We are a stock corporation organized in the Federal Republic of Germany under the German Stock Corporation Act (Aktiengesetz). We are registered in the Commercial Register (Handelsregister) maintained by the local court (Amtsgericht) in Bad Homburg, Germany, under the docket number HRB 1933. Copies of our Articles of Association may obtained from the Commercial Register. In addition, an English translation is available from the U.S. Securities and Exchange Commission.

Corporate Governance

      In contrast to corporations organized under the laws of the United States, German stock corporations are governed by three separate bodies: the shareholders’ meeting, the supervisory board and the management board. Their respective roles and responsibilities are defined by German law and the corporation’s Articles of Association (Satzung) and may be summarized as follows:

      A corporation’s shareholders’ meeting discharges the actions of the corporation’s supervisory and management boards. It decides the amount of the annual dividend, the appointment of an independent auditor and certain significant corporate transactions. It also elects the members of the supervisory board. Under the concept of co-determination (unternehmerische Mitbestimmung), in corporations with more than 2,000 German employees, the shareholders and employees based in Germany elect an equal number of members of the supervisory board. The law requires that an annual general meeting of shareholders be held during the first eight months of a financial year.

      The supervisory board appoints and removes the members of the management board and oversees the management of the corporation. Although prior approval by the supervisory board may be required in connection with certain corporate matters, the law normally does not entitle the supervisory board to make management decisions.

      The management board manages the business of the corporation and represents it in dealings with third parties. The management board regularly submits reports to the supervisory board about the corporation’s operations and business strategies, and prepares special reports upon request. Nobody may serve simultaneously on the management and supervisory boards of the same corporation.

      In February 2002, a commission appointed by the government of the Federal Republic of Germany promulgated the so-called German Corporate Governance Code, which contains a set of best-practice guidelines of corporate governance for companies listed on a stock exchange in Germany. The full text of the German Corporate Governance Code, including a translation into English, is available at http://www.corporate-governance-code.de. In addition to restating provisions of the German Stock Corporation Act, the German Corporate Governance Code contains approximately 50 “recommendations” that reflect widely recognized and well-established standards of corporate governance and approximately 25 “suggestions” for sound and responsible management and supervision.

      Topics covered by the recommendations and suggestions include

•	Responsibilities of the shareholders’ meeting;

•	Responsibilities, composition and compensation of the management board, as well as procedures for the handling of conflicts of interest;

•	Responsibilities, composition and compensation of the supervisory board and its chairman, responsibilities and composition of committees, as well as procedures for the handling of conflicts of interest;

•	Relationship between the management board and the supervisory board;

•	Transparency and disclosure in periodic reports; and

•	Reporting and auditing of annual financial statements.

      Compliance with the German Corporate Governance Code is voluntary. Section 161 of the German Stock Corporation Act as amended by the German Transparency and Disclosure Law (Transparenz-und Publizitätsgesetz) of July 19, 2002, however, requires that the management board and supervisory board of any covered company declare annually that the recommendations set forth in the German Corporate Governance Code have been adopted or which recommendations have not been adopted. Our management board and supervisory board have declared that we comply with the recommendations set forth in the German Corporate Governance Code. See Exhibit 10.1 to this annual report for a copy of the declaration of conformity. Our management board and supervisory board are not required to declare whether we also comply with the suggestions contained in the German Corporate Governance Code. However, we follow a number of these suggestions voluntarily. For example, we have implemented long-term incentive plans for the members of our management board and disclose the compensation received by the members of our management board on a disaggregated basis. Furthermore, each new member of our management board is initially appointed for a term of less than five years. Finally, the chairman of our supervisory board is not the same person as the chairman of the audit committee.

Objects and Purposes

      The objects and purposes of our company are to found or to acquire and to hold directly or indirectly equity interests in commercial enterprises, particularly enterprises that are active in the manufacture and marketing of pharmaceutical, dietetic or chemical products and reagents as well as testing and measuring instruments. Our Articles of Association authorize us to take all measures incident to these purposes.

Directors

      The members of our management and supervisory boards owe duties of loyalty and care to our company. Pursuant to these duties, each of our board members is required to act in our company’s best interest. In fulfilling their duties, our board members are required to exercise the standard of care of a prudent and diligent businessman and, if their actions are contested, bear the burden of proof that they have done so. The relevant standard is not “customary” but “necessary” diligence, which is an objective test that does not depend on the subjective knowledge and abilities of any particular board member. In fulfilling their duties, both boards are required to observe the interests of our shareholders and employees and, to some extent, the public interest. Board members who violate their duties are jointly and severally liable to our company for any monetary damage that their violations have caused unless they acted pursuant to a lawful resolution of our shareholders’ meeting passed with a simple majority of the votes cast. As a rule, only we, but not individual shareholders, may bring an action against a board member who defaults on his or her fiduciary duties. In special circumstances, however, our shareholders may appeal to the court for assistance. See “— Rights, Preferences And Restrictions Attaching To Our Shares” for more information on individual shareholders’ ability to institute a legal action against our board members.

      Board members may typically not vote on matters in which they have an interest, and no member of either our management or our supervisory board may receive loans from us unless these loans are approved by our supervisory board.

      There is no mandatory legal retirement age and no share ownership requirement for the members of either of our boards. However, the rules of procedure of our supervisory board provide that the term of office of a supervisory board member ends at the latest upon the close of the first shareholders’ meeting following that member’s 70th birthday. Historically, the members of our management board have retired on or before their 65th birthday.

      See “Item 6: Directors, Senior Management and Employees” for additional information about the members of our supervisory and management boards.

Rights, Preferences And Restrictions Attaching To Our Shares

Information rights

      The principal means by which our shareholders may obtain information on our company is through our audited annual financial statements (Jahresabschluss), a report prepared by our management board discussing these financial statements (Lagebericht), a report by our supervisory board and a recommendation by our management board regarding the distribution of our earnings. We are required to make these materials available for inspection at our principal offices starting on the date when the annual shareholders’ meeting is convened. In addition, each shareholder is entitled to receive a copy of the aforesaid materials upon request.

      Furthermore, each shareholder attending a shareholders’ meeting is entitled to ask questions, which members of our management board, who are required to attend the meeting, are obliged to answer. The questions may cover any economic or financial matters necessary to properly evaluate the items on the agenda of the relevant shareholders’ meeting. By contrast, our shareholders have no right to inspect the books and records of our company.

Voting rights

      Our shareholders vote at shareholders’ meetings. By contrast, German corporate law does not allow shareholders to approve matters by written consent. A shareholders’ meeting may be called by either our management board or our supervisory board. The annual general meeting of our shareholders is required to take place within the first eight months of each financial year. In addition, shareholders who in the aggregate hold 5% or more of our share capital may require our management board to call a special meeting. Shareholders holding shares with an aggregate nominal value of at least € 500,000 may require that particular items be placed on the agenda of the meeting.

      Under German law, we are required to publish a notice of each ordinary or extraordinary meeting of our shareholders in the Federal Gazette (Bundesanzeiger) at least one month prior to the deadline set by the notice. In order to be entitled to participate in, and to vote at, shareholder meetings, shareholders have to deposit their shares no later than the seventh day prior to the date of the meeting with a securities clearing or other bank. The shares have to remain at the depositary until the conclusion of the meeting. Our Articles of Association provide that our shareholders are no longer entitled to receive share certificates.

      At our shareholders’ meetings, each share carries one vote. In certain cases, a shareholder’s right to cast a vote is excluded. This rule applies, for example, to waivers or if we assert claims against one of our shareholders. Resolutions are normally passed with a simple majority of the votes cast at the meeting. Under the German Stock Corporation Act, a number of significant resolutions requires a vote with a majority of at least 75% of the share capital present at the meeting. This 75% majority requirement applies in the following instances:

•	Amendments to our Articles of Association (except amendments that would change the rights and obligations attaching to our shares, which in addition require the approval of all shareholders concerned);

•	Capital increases and decreases;

•	Exclusion of preemptive rights in connection with a capital increase;

•	The creation of authorized or conditional capital and the issue of convertible bonds and bonds with warrants attached;

•	The dissolution of our company;

•	Merger or consolidations of our company with another company and certain other corporate transformations;

•	Transfers of all or virtually all of our assets; and

•	The approval of direct control, profit and loss pooling or similar intercompany agreements.

Dividend rights

      We may declare and pay dividends only from our annual net income, as they are shown on our balance sheet. Our shareholders participate in profit distributions in proportion to the number of shares that they hold. The payment of dividends requires a proposal by our management board and the approval of that proposal by our supervisory board and our shareholders’ meeting. We may not allocate more than half of our company’s annual surplus to reserves. In determining the amount of profit to be distributed as dividends, however, our shareholders may allocate additional amounts to reserves and may even decide to carry forward our annual net income in part or in full.

Liquidation rights

      In case we are liquidated, any liquidation proceeds remaining after our liabilities have been paid off are distributed among our shareholders in proportion to the number of shares held by them.

Preemptive rights

      Under the German Stock Corporation Act, our shareholders have preemptive rights. Preemptive rights are preferential rights to subscribe for issues of new shares in proportion to the number of shares already held by the relevant shareholder. These rights do not apply to shares issued out of our conditional capital or if a capital increase has occurred and our shareholders have waived their preemptive rights in connection with that increase. Preemptive rights also apply to securities other than shares if they may be converted into shares, such as options, securities with warrants, profit-sharing certificates and securities with dividend rights. The German Stock Corporation Act allows exclusions or restrictions of preemptive rights in connection with capital increases only in limited circumstances and only in the same shareholders resolution that authorizes the capital increase: At least 75% of the share capital represented at the shareholders’ meeting that is to approve a capital increase has to vote for the exclusion or restriction of preemptive rights in connection with that increase. In addition to being approved by the shareholders, any exclusion or restriction of preemptive rights requires a justification, which our management board has to set forth in a written report to our shareholders. The justification requires a showing that our interest in excluding or restricting preemptive rights has to outweigh the shareholders’ interest in exercising these rights. If our management board increases our share capital in accordance with our Articles of Association, it may, for example, exclude preemptive rights:

•	If the newly issued shares are issued against a contribution in kind;

•	If the newly issued shares represent 10% or less of our existing share capital at the time we register the authorized capital or issue the new shares, and the issue price of the new shares is not substantially less than the stock exchange price as defined under German law; or

•	To the extent necessary to avoid fractional amounts that may arise in the case of share issuances upon the exercise of preemptive rights.

      Under German law, preemptive rights may be transferred separately from the underlying shares and may be traded on any of the German stock exchanges on which our shares are traded until a certain number of days prior to the last date on which the preemptive rights may be exercised.

Derivative suits

      Under German corporate law, individual shareholders are generally not entitled to bring derivative actions on behalf of or in the interest of our company in case a member of our management or supervisory board violates his or her fiduciary duties. A majority of the votes represented at a shareholders’ meeting or a minority of 10% of our company’s share capital, however, may demand that an action against a defaulting member be brought by the management or the supervisory board. In addition, the shareholders’ meeting may, with a simple majority of the votes cast, appoint special representatives to bring an action. In special cases, such as when a board member allegedly has acted with gross negligence, the court, at the request of shareholders representing 5% of our company’s share capital or shares with a nominal value of € 500,000, can appoint special representatives even if the shareholders’ meeting has not demanded that an action be brought.

Disclosure Requirements

      Under Section 21 of the German Securities Trading Act (Wertpapierhandelsgesetz), which took effect on January 1, 1995, holders of voting securities of German corporations admitted to official trading on a stock exchange within the European Union or the European Economic Area are obliged to notify promptly and in writing the company in which they hold these securities as well as the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) of the level of their holdings whenever such holdings reach, exceed or fall below certain thresholds. These thresholds are set at 5%, 10%, 25%, 50% and 75% of a company’s outstanding voting rights. If a shareholder fails to notify the company as required, he or she is disqualified from exercising the voting rights associated with the shares held by him or her for so long as the default continues.

Share Repurchases

      We may not acquire our own shares unless so authorized by a resolution duly adopted by our shareholders at a general meeting or in other very limited circumstances set forth in the German Stock Corporation Act. Any shareholders’ resolution that authorizes us to repurchase shares may not be in effect for a period longer than 18 months. On May 8, 2002, our shareholders authorized our management board to repurchase up to 14,040,000 shares on or before October 31, 2003. The German Stock Corporation Act limits share repurchases to 10% of our share capital. Any resale of repurchased shares has to be effected via a stock exchange in a manner that treats all shareholders equally, unless otherwise approved by the shareholders’ meeting that authorized the repurchase of the shares.

Anti-takeover Defenses

      On January 1, 2002, a new German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) regulating tender offers took effect. The Act provides that, while a tender offer for the shares of a company is underway, the company’s management board may not take any action that may have the effect of thwarting the success of the tender offer. Certain defenses, however, are permitted. In particular, the company’s management board may: (i) search for a “white knight” (i.e., a third party that is willing to make a tender offer for the shares); (ii) perform any acts that a diligent and conscientious manager would perform in the absence of a tender offer; (iii) perform any acts that have been approved by the company’s supervisory board. In addition, the Act permits the shareholders’ meeting of the company, provided no tender offer is currently underway, to authorize the company’s management board to take any actions that may have the effect of frustrating the success of a future tender offer, so long as the authorization is sufficiently specific and falls within the competence of the shareholders’ meeting. Any such authorization may remain in effect for a maximum of 18 months. At the date of this annual report, our shareholders have not authorized our management board to take any actions that could delay or prevent a tender offer for the shares of our company.

Material Contracts

      On January 22, 1997, ALTANA Pharma AG, formerly known as Byk Gulden Lomberg Chemische Fabrik GmbH (“ALTANA Pharma”), a wholly owned subsidiary of ours, entered into a License Agreement with Wyeth, Inc., which was then called American Home Products, acting through its pharmaceutical division, which was then called Wyeth-Ayerst Laboratories (“WA”). For a copy of the full text of the agreement, see Exhibit 4.1 to this annual report.

      Under the terms of the agreement, WA and ALTANA Pharma originally collaborated in obtaining regulatory approval for Pantoprazole from the FDA, the costs of which were borne by WA.

      The agreement also provided for the grant by ALTANA Pharma to WA of an exclusive license under its patents and know-how relating to Pantoprazole, which includes the right to carry out certain manufacturing tasks with respect to semi-finished Pantoprazole-based products supplied by ALTANA Pharma and to distribute the resulting drugs, either alone or in combination with other active ingredients, in the U.S. market as ethical therapeutics. In addition, it granted WA an option to license Pantoprazole for non-prescription purposes once the period of exclusivity has expired. In return, WA agreed to use commercially reasonable efforts to market the finished products and to pay ALTANA Pharma a fixed percentage of WA’s net sales of these products, subject to a minimum price specified in the agreement. The agreement defines net sales as the amount billed by WA to third parties for sales of the products less customary cash discounts, trade discounts, sales and other excise taxes as well as allowances or credits to customers on account of settlements of complaints and returns. The parties further agreed that in September of each year, the consideration payable from WA to ALTANA Pharma in the following year would be adjusted in light of exchange rate movements between the Deutsche Mark or its successor currency, the euro, on the one hand, and the U.S. dollar, on the other hand. The amount of the consideration is subject to adjustments in certain other cases as well, for example, upon expiration of the substance patent for Pantoprazole in the United States. In addition, WA undertook not to compete with ALTANA Pharma during the term of the agreement. WA is free, however, to market generic omeprazole in the United States after the expiry of the U.S. substance patent for omeprazole.

      The agreement initially runs for a term of 15 years from the first commercial sale by WA of Protonix or the expiration of the substance patent covering Pantoprazole, whichever occurs later. Both parties may mutually agree to extend the initial term of the agreement for successive three-year periods. Each party has the right to terminate the agreement, among other things, upon insolvency or non-performance by the other party. In addition, WA has the right to terminate the agreement, among other things, if there is a final decision by the FDA preventing the use of Pantoprazole in humans, if third parties initiate a patent infringement suit against WA or ALTANA Pharma and, following the fifth anniversary of the date of approval of the first product based on Pantoprazole, upon one year’s prior written notice. ALTANA Pharma in turn is entitled to terminate the agreement, among other things, if WA fails to achieve certain sales targets. If WA terminates the contract other than because ALTANA Pharma becomes insolvent or commits a material breach of the agreement, it is required to transfer all of its rights pertaining to Pantoprazole and to products based on this substance, including any regulatory approvals that it has obtained, to ALTANA Pharma.

Exchange Controls

      At present, Germany does not restrict the transfer of capital between Germany and other countries except Iraq and certain other countries and persons subject to embargoes. These restrictions were established in accordance with resolutions adopted by the United Nations and the European Union. The restrictions relating to Libya have been partially suspended.

      For statistical purposes, with some exceptions, every corporation or individual residing in Germany must report to the German Central Bank any payment received from or made to a non-resident, corporation or individual if the payment exceeds € 12,500 (or the equivalent in a foreign currency). Additionally, corporations and individuals residing in Germany must report to the German Central Bank any claims of a resident corporation or individual against, or liabilities payable to, a non-resident corporation or individual exceeding in the aggregate € 1.5 million (or the equivalent in a foreign currency) in any calendar month.

      Neither German law nor our Articles of Association restricts the right of non-resident or foreign shareholders to hold or vote their shares.

Taxation

German Taxation

      The following discussion is a summary of the material German tax consequences for beneficial owners of shares or ADSs who are (i) not German residents for German income tax purposes (i.e., persons whose residence, habitual abode, statutory seat or place of effective management and control is not located in Germany) and (ii) whose shares do not form part of the business property of a permanent establishment or fixed base in Germany. Throughout this section we refer to these owners as “Non-German Holders.”

      This summary is based on German tax laws and typical tax treaties to which Germany is a party as they are in effect on the date hereof and is subject to changes in German tax laws or such treaties. This summary also reflects changes applicable to us resulting from the German Tax Reduction Act (which we refer to as the “German Tax Reform”) enacted into law in October 2000 as well as the Flood Victim Solidarity Act which was enacted in September 2002. Most changes resulting from the German Tax Reform became applicable to us in the fiscal year beginning January 1, 2001. The changes resulting from the Flood Victim Solidarity Act will be applicable to us with respect to the fiscal year beginning January 1, 2003. The following discussion does not purport to be a comprehensive discussion of all German tax consequences that may be relevant for Non-German Holders. You should consult your tax advisor regarding the German federal, state and local tax consequences of the purchase, ownership and disposition of shares or ADSs and the procedures to follow for the refund of German taxes withheld from dividends.

Taxation of Our Company in Germany

      Before the effective date for the German Tax Reform, German corporations, in general, were subject to corporate income tax at a rate of 40% on retained earnings and 30% on distributed earnings. In addition, a solidarity surcharge was levied at a rate of 5.5% on the net assessed corporate income tax charge. Corporate income tax and the solidarity surcharge, in the aggregate, amounted to 42.2% for retained earnings and 31.65% for distributed earnings.

      As a result of the German Tax Reform, German corporations became subject to a corporate income tax rate of 25%. The solidarity surcharge of 5.5% on the net assessed corporate income tax has been retained, so that the corporate income tax and the solidarity surcharge, in the aggregate, amount to 26.375%. The corporate income tax rate was increased by the Flood Victim Solidarity Act enacted in September 2002. As a result of the new law, the German corporate income tax rate will increase from 25% to 26.5% for fiscal 2003 only, and will be applicable to us for the fiscal year beginning January 1, 2003.

      In addition, German corporations are subject to profit-related trade tax on income, the exact amount of which depends on the municipality in which the corporation maintains its business establishment(s). Trade tax on income is a deductible item in computing the corporation’s tax base for corporate income tax purposes.

Taxation of Dividends

      Under the corporate income tax credit system in effect prior to changes enacted under the German Tax Reform, German taxpayers (i.e., individual and corporate shareholders resident in Germany and shareholders whose shares or ADSs form part of the business property of a permanent establishment or fixed base in Germany) who receive a dividend are entitled to a tax credit for the underlying German corporate income taxes paid by the distributing German corporation. This credit is not available to Non-German Holders.

      One major change resulting from the German Tax Reform was the abolition of the corporate income tax credit system. Dividend distributions paid by us attributable to the fiscal year ending December 31, 2000 or prior years, however, were subject to the corporate income tax credit system. The new system applies to dividend distributions paid by us attributable to the fiscal year ending December 31, 2001 and subsequent years. Under the new system, a tax credit is no longer available to German taxpayers with respect to such dividends. To avoid multiple levels of taxation in a corporate chain, the new law provides for an exemption comparable to a full dividend-received deduction for inter-corporate dividends received by a German corporate shareholder, irrespective of ownership percentage. German resident individuals must recognize 50%

of the dividends received as taxable income. Certain transition rules apply in connection with the change from the corporate income tax credit system to the new system.

Imposition of Withholding Tax

      Dividend distributions made by a German corporation prior to the German Tax Reform effective date were subject to a 25% withholding tax. In addition, a solidarity surcharge at a rate of 5.5% on the withholding tax was levied such that the aggregate withholding from dividends was 26.375% of the declared dividend. For dividend distributions made by us attributable to fiscal years beginning on or after January 1, 2001, the withholding tax is reduced to 20% as a result of the German Tax Reform. The solidarity surcharge of 5.5% on the withholding tax has been retained, resulting in a total withholding from dividends of 21.1%.

      For many Non-German Holders, the withholding tax rate is reduced under applicable income tax treaties. Under most income tax treaties to which Germany is a party, the rate of dividend withholding tax is reduced to 15%. To reduce the withholding to the applicable treaty rate of 15%, a Non-German Holder may apply for a refund of withholding taxes paid. The refund amounts to 11.375% of the declared dividend for dividend distributions withheld at an aggregate 26.375% rate prior to the German Tax Reform effective date and 6.1% of the declared dividend for dividend distributions withheld thereafter at the new rate of 21.1%. The application for refund must be filed with the German Federal Tax Office (Bundesamt für Finanzen, Friedhofstrasse 1, D-53221 Bonn, Germany). The relevant forms can be obtained from the German Federal Tax Office or from German embassies and consulates.

Special Tax Rules for U.S. Shareholders

      Under the U.S.-German Income Tax Treaty (the “Treaty”), the withholding tax rate is reduced to 15% of the gross amount of the dividends. As long as the corporate income tax credit system was applicable to dividends paid by us to individual German shareholders, eligible U.S. holders, as defined below under “United States Taxation,” were entitled to an additional reduction in German dividend withholding tax equal to 5% of the declared dividend. The corporate income tax credit system applied for the last time to German shareholders for dividends paid in respect of fiscal 2000. Therefore, dividend payments by us to an eligible U.S. holder made in 2001 attributable to the fiscal year ended December 31, 2000 or prior years were subject to the additional 5% withholding tax reduction, whereas dividends paid by us in 2002 and thereafter attributable to fiscal 2001 or subsequent years are subject to a 15% general withholding tax rate under the Treaty.

      For dividend distributions made by us in 2002 and thereafter attributable to fiscal 2001 or subsequent years, the dividend will be subject to a 20% withholding tax plus a solidarity surcharge of 5.5% on the withholding tax, resulting in an aggregate withholding of 21.1% of the declared dividend. Eligible U.S. holders will be entitled to receive a payment from the German tax authorities equal to 6.1% of the declared dividend. Accordingly, for a declared dividend of 100, an eligible U.S. holder initially will receive 78.9 (100 minus the 21.1% withholding tax). The eligible U.S. holder is then entitled to a refund from the German tax authorities of 6.1 and will, as a result, effectively receive a total of 85 (i.e., 85% of the declared dividend). Thus, the eligible U.S. holder will be deemed to have received a dividend of 100, subject to German withholding tax of 15.

Refund Procedure for U.S. Shareholders

      For shares and ADSs kept in custody with The Depository Trust Company in New York or one of its participating banks, the German tax authorities have introduced a collective procedure for the refund of German dividend withholding tax and the solidarity surcharge thereon on a trial basis. Under this procedure, The Depository Trust Company may submit claims for refunds payable to eligible U.S. holders under the Treaty collectively to the German tax authorities on behalf of these eligible U.S. holders. The German Federal Tax Office will pay the refund amounts on a preliminary basis to The Depository Trust Company, which will redistribute these amounts to the eligible U.S. holders according to the regulations governing the procedure. The German Federal Tax Office may review whether the refund was made in accordance with the law within four years after making the payment to The Depository Trust Company. Details of this collective procedure are available from The Depository Trust Company.

      Individual claims for refunds may be made on a special German form which must be filed with the German Federal Tax Office at the address noted above. Copies of this form may be obtained from the German Federal Tax Office at the same address or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998. Claims must be filed within a four-year period from the end of the calendar year in which the dividend was received. Holders who are entitled to a refund in excess of € 153.39 for the calendar year generally must file their refund claims on an individual basis. However, the custodian bank may be in a position to make refund claims on behalf of such holders.

      As part of the individual refund claim, an eligible U.S. holder must submit to the German tax authorities the original bank voucher (or a certified copy thereof) issued by the paying agent documenting the tax withheld, and an official certification on IRS Form 6166 of its last United States federal income tax return. IRS Form 6166 may be obtained by filing a request with the Internal Revenue Service Center in Philadelphia, Pennsylvania, Foreign Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification must include the eligible U.S. holder’s name, Social Security or Employer Identification Number, tax return form number, and tax period for which the certification is requested. Requests for certifications can include a request to the Internal Revenue Service to send the certification directly to the German tax authorities. If no such request is made, the Internal Revenue Service will send a certification on IRS Form 6166 to the eligible U.S. holder, who then must submit this document with his refund claim.

Capital Gains

      Under German domestic tax law as currently in effect, capital gains derived by a Non-German Holder from the sale or other disposition of shares or ADSs are subject to tax in Germany only if such Non-German Holder has held, directly or indirectly, shares or ADSs representing 1% or more of the registered share capital of the company at any time during the five-year period immediately preceding the disposition. In computing the relevant size of a Non-German Holder’s shareholding, shareholdings existing prior to the effective date of the German Tax Reform are also be taken into account. In general, pursuant to the German Tax Reform, corporate Non-German Holders will be fully exempt from German tax on capital gains derived on or after January 1, 2002 from the sale or other disposition of shares or ADSs.

      U.S. holders that qualify for benefits under the Treaty are exempt from taxation in Germany on capital gains derived from the sale or disposition of shares or ADSs.

Inheritance and Gift Tax

      Under German law, German gift or inheritance tax will be imposed only on transfers of shares or ADSs by a Non-German Holder at death or by way of gift, if

•	the decedent or donor, or the heir, donee or other transferee has his residence in Germany at the time of the transfer;

•	the decedent or donor, or the heir, donee or other transferee is a citizen of Germany, is not a resident in Germany, but has not been continuously outside of Germany for a period of more than five years; or

•	the shares or ADSs subject to such transfer form part of a portfolio that represents 10% or more of the registered share capital of the company and has been held, directly or indirectly, by the decedent or donor, respectively, actually or constructively together with related parties.

      The right of the German government to impose inheritance or gift tax on a Non-German Holder may be further limited by an applicable estate tax treaty (such as the U.S.-German Inheritances and Gifts Tax Treaty of December 3, 1980).

Other Taxes

      No German transfer, stamp or similar taxes apply to the purchase, sale or other disposition of shares or ADSs by a Non-German Holder. Currently, net worth tax is not levied in Germany.

U.S. Taxation

      This section describes the material United States federal income tax consequences of owning and disposing of shares or ADSs to U.S. holders, as defined below. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This section does not address all material tax consequences of owning and disposing of shares or ADSs. It does not address special classes of holders, some of whom may be subject to other rules, including:

•	tax-exempt entities,

•	certain insurance companies,

•	broker-dealers,

•	traders in securities that elect to mark to market,

•	investors liable for alternative minimum tax,

•	investors that actually or constructively own 10% or more of our voting stock,

•	investors that hold shares or ADSs as part of a straddle or a hedging or conversion transaction, or

•	investors whose functional currency is not the U.S. dollar.

      This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, and published rulings and court decisions, as currently in effect, as well as on the Treaty. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of The Bank of New York, Inc., the depositary for the American Depositary Receipt (or ADR) program, and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. Based on this assumption, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to United States federal income tax.

      You are a “U.S. holder” if you are a beneficial owner of shares or ADSs and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

      You should consult your own tax advisor regarding the United States federal, state, local and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances. In particular, you should confirm that you are eligible for the benefits under the Treaty with respect to income and gain from the shares or ADSs.

Taxation of Dividends

      Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits, as these amounts are determined for United States federal income tax purposes. You must include any German tax withheld from the dividend payment and any additional dividend associated with the Treaty refund in this gross amount even though you do not in fact receive it. See the last paragraph under “German Taxation — Dividends” for an example of how you compute the amount of dividends received. The dividend is ordinary income that you must include in income when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the euro payments made, determined at the spot euro/ U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

      Subject to certain limitations, the German tax withheld in accordance with the Treaty and paid over to Germany will be creditable against your United States federal income tax liability. To the extent a refund of the tax withheld is available to you under German law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. See “German Taxation — Dividend Refund Procedure for U.S. Holders”, above, for the procedures for obtaining a tax refund. Dividends constitute income from sources outside the United States, but generally will be “passive income” or “financial services income” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

      Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder and sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at a maximum rate of 20% where the property is held more than one year and 18% where property purchased after December 31, 2000 is held for more than five years. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

      We believe that shares and ADSs should not be treated as stock of a passive foreign investment company, or PFIC, for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. Holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

      If you own shares or ADSs during any year that we are a PFIC, you must file Internal Revenue Service Form 8621.

Documents on Display

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.

Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. Our Securities and Exchange Commission filings made after November 4, 2002 are also available over the Internet at the Securities and Exchange Commission’s website at http://www.sec.gov. In addition, material filed by us may be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

Item 11:	Quantitative and Qualitative Disclosure About Market Risk

      We are exposed to market risks resulting from changes in foreign exchange rates, interest rates and equity prices that may adversely affect our results of operations and financial condition. We seek to minimize these risks within the framework of our regular operating and financial activities and, to the extent we consider it appropriate, by using derivative instruments. We do not, however, use financial instruments for trading or other speculative purposes.

      Each of our subsidiaries is responsible for managing its own risks. Within each subsidiary, the responsibility is centralized within a committee that determines that subsidiary’s general hedging strategy. Long-term hedging transactions, however, are agreed with our group headquarters. Decisions taken by a subsidiary’s hedging committee are implemented by the respective subsidiary’s corporate treasury department. Corporate treasury is responsible for assessing, consolidating and managing the risk exposure through transactions with banks and other international financial institutions. The management board of each of our subsidiaries regularly receives updates on decisions taken by the respective subsidiary’s committee as well as on the actions taken by corporate treasury to implement these decisions. In most of our subsidiaries, brief liquidity reports are prepared on a daily basis, and risk reports are made available monthly. Consolidated risk reports for our pharmaceuticals and chemicals divisions are compiled monthly.

      Guidelines for risk assessment procedures and controls for the use of derivative financial instruments are established group-wide. These guidelines provide for a clear segregation of duties with regard to execution on the one hand and administration, accounting and controlling on the other.

Transaction Risk and Currency Risk Management

      As a result of the global nature of our business, our operations, our reported financial results and our cash flows are exposed to risks associated with fluctuations in the exchange rates between the euro, the U.S. dollar and other major currencies. We are exposed to transaction risk whenever we achieve revenues that are denominated in a currency other than the currency in which we incur the costs associated with these revenues. This risk exposure affects both our pharmaceuticals and chemicals divisions. Each of our divisions’ revenues are typically denominated in the currencies of the countries in which these divisions sell their products, whereas their manufacturing costs are partially denominated in euros. Cash inflows and outflows of transactions are netted if they are denominated in the same currency. Therefore, only the unmatched amounts are subject to transaction risk. Our exposure to transaction and currency risk is essentially confined to our overseas business, as transaction risk with respect to currencies of participating EU member states was eliminated following the introduction of the euro on January 1, 1999.

      The principal derivative financial instruments that we use in order to hedge foreign currency denominated assets, liabilities and firm commitments are forward foreign exchange contracts. Through the end of 2002, we did not hedge against currency risk associated with forecasted transactions. We determine the maturity dates of these forwards contracts in light of our anticipated cash flows.

      As of December 31, 2000, 2001 and 2002, we were party to forward foreign exchange contracts with nominal values of € 93.1 million, € 75.4 million and € 68.5 million, respectively.

      We enter into derivative financial instruments denominated in the currencies of the markets with respect to which we are subject to transaction risk. The following table sets forth information relating to our forward foreign exchange contracts entered into in 2000, 2001 and 2002. For the reasons stated above, only the risks arising from the exchange rates of the major currencies are listed.

	Effective		Market		Year end
	hedge	Change	average	Change	spot	Change
2000	rate(1)	(2)	(3)	(2)	rate(3)	(2)

		(%)		(%)		(%)
U.S. dollar	0.87	16.4	0.924	13.3	0.931	7.4
British pound	0.65	3.0	0.609	7.5	0.624	0.4
Canadian dollar	1.43	0.7	1.371	13.5	1.397	4.4
Japanese yen	99.00	2.0	99.06	18.0	106.9	4.1

	Effective		Market		Year end
	hedge	Change	average	Change	spot	Change
2001	rate(1)	(2)	(3)	(2)	rate(3)	(2)

		(%)		(%)		(%)
U.S. dollar	0.897	3.1	0.896	3.0	0.881	5.3
British pound	0.638	1.9	0.622	2.0	0.609	2.5
Canadian dollar	1.504	5.2	1.387	1.2	1.408	0.8
Japanese yen	107.6	8.7	108.7	9.7	115.3	7.9

	Effective		Market		Year
	hedge		average		end
					spot
	rate(1)	Change	(3)	Change	rate(3)	Change
		(2)		(2)		(2)
2002

		(%)		(%)		(%)
U.S. dollar	0.930	3.7	0.941	5.1	1.049	19.0
British pound	0.621	(2.7)	0.628	1.0	0.651	6.8
Canadian dollar	1.409	(6.3)	1.478	6.6	1.655	17.5
Japanese yen	114.6	6.5	118.0	8.6	124.4	7.9

(1)	The effective rates set forth in the table represent the average of all hedging transactions that matured during the periods indicated.

(2)	The percentage changes indicate the differences between the figures set forth in the respective column of each table and the figures stated in the corresponding columns of the previous year’s table.

(3)	The rates for the foreign currencies shown are calculated based on the official rates fixed by the European Central Bank (ECB).

      Effective January 1, 2001, we adopted IAS 39 (rev. 2000), which requires the recognition of all financial assets and liabilities, as well as all derivative instruments, as assets or liabilities in the balance sheet and, generally, requires that all financial instruments be measured at fair value, regardless of our intent. Changes in the fair value of derivative instruments are recognized in income or shareholders’ equity (as a revaluation reserve), depending on whether the relevant derivative is designated as a fair value or cash flow hedge. For derivatives designated as fair value hedges, changes in fair value of the hedged item and the derivative are recognized currently in the income statement. For derivatives designated as a cash flow hedge, changes in the fair value of the effective portion of the hedging instrument are recognized in equity (the revaluation reserve) until the hedged item is recognized in the income statement. The ineffective portion of the fair value changes and fair value changes of derivatives that do not qualify for hedge accounting are recognized in the income statement immediately. In 2003, we expanded the scope of our long-term (up to 18 month) hedging strategy by starting to hedge forecasted foreign currency transactions. As a result, the degree to which we recognize unrealized gains and losses in a special revaluation reserve will likely increase compared with prior periods.

      The following table provides an overview of our foreign currency forward contracts at December 31, 2000, 2001 and 2002:

Foreign Currency Risk

	December 31,
Derivative financial instruments
(foreign currency forward contracts)	2000	2001	2002

Sales of currencies against euro

U.S. dollar
Notional amount(1)	74.943	64.763	62.186
Average contract rate (currency/euro)(2)	0.89	0.89	0.99
Fair value as of December 31(1)	3.371	(0.752)	3.534

Canadian dollar
Notional amount(1)	13.055	3.268	0.0
Average contract rate (currency/euro)(2)	1.40	1.43	0.0
Fair value as of December 31(1)	(0.177)	(0.011)	0.0

Japanese yen
Notional amount(1)	4.089	2.462	1.901
Average contract rate (currency/euro)(2)	97.00	109.00	121.00
Fair value as of December 31(1)	0.319	0.127	(0.048)

British pound
Notional amount(1)	0.993	0.986	4.366
Average contract rate (currency/euro)(2)	0.63	0.60	0.62
Fair value as of December 31(1)	(0.017)	(0.017)	0.214

(1)	Euro equivalent in millions of euro.

(2)	The effective rates shown represent the average of all hedging transactions for each specific currency entered into in the year shown.

Exchange Rate Sensitivity

      Because we enter into derivative foreign exchange transactions for our contracted foreign exchange exposure, fluctuations in the exchange rates of the euro relative to other major currencies should not, in the short term, materially affect our cash flows. However, if we are unable to reflect the effect of exchange rate movements in the pricing of our products, our cash flows could be materially affected in the long term. An appreciation of the euro relative to other currencies would have an adverse effect on our reported revenues and results, whereas a depreciation of the euro should have a positive effect.

Effects of Currency Translation

      Since our financial reporting currency is the euro, we translate the income statements of those of our subsidiaries that are located outside the euro zone before including them in our consolidated financial statements. Thus, period-to-period changes in average exchange rates can significantly affect the translation into euro of both revenue and operating income denominated in foreign currencies. Unlike the effect of exchange rate fluctuations on transaction exposure, the effect of exchange rate translation exposure does not affect our local currency cash flows.

      While we have assets and operations outside of Germany, which are denominated in local currencies, the foreign currency risk arising from foreign investments is partially offset by related liabilities denominated in the same local currency.

Interest Rate Exposure and Equity Price Risk

      We hold a variety of interest rate-sensitive financial instruments, mainly as financial investments, some of which we use to manage the liquidity and daily cash needs of our business. Responsibility for assessing, consolidating and managing our financial investments is centralized within a committee at the holding company level. We manage the interest rate risk arising from these financial instruments through risk management and controlling functions in cooperation with banks and other financial institutions. The reporting process that we use for this purpose functions independently of our corporate treasury department.

      The tables below provide information concerning our principal financial instruments that are sensitive to changes in interest rates and equity price risk. They do not include information on short-term liabilities. Furthermore, unlike the presentation in our consolidated financial statements, where the individual assets of our special funds have been consolidated, the presentation below shows these funds separately since the fund management is outsourced. The table below presents notional amounts and the principal cash flows by expected maturity dates as of December 31, 2000, 2001 and 2002, respectively. Since the euro is our reporting currency, the numbers are presented in euro equivalents.

	As of December 31, 2000
Interest Rate and						There-		Fair
Equity Price Risk	2001	2002	2003	2004	2005	after	Total	Value

Assets
Fixed interest securities(1)	20.777	15.338	17.956	6.113	5.350	6.200	71.734	70.879
Floating rate notes (1)		10.226	5.000		5.112	5.000	25.338	25.117
Equity (1)							5.042	5.042
Special funds (1)							219.856	231.228
Liabilities
Employee profit-sharing certificates(1)							9.005	9.005

(1)	Euro equivalent in millions of euro.

	As of December 31, 2001
Interest Rate and						There-		Fair
Equity Price Risk	2002	2003	2004	2005	2006	after	Total	Value

Assets
Fixed interest securities(1)	5.113	22.956	5.613	0.350	0.801	11.337	46.170	45.929
Fixed interest rate (%)(2)	4.10	4.11	4.17	4.90	4.50	6.42	4.70
Floating rate notes(1)	10.226					10.000	20.226	20.256
Equity(1)							17.707	17.707
Special funds(1)							219.855	221.274
Liabilities
Fixed interest loans(1)	22.737	14.645				23.207	60.589	60.589
Fixed interest rate (%)(2)	0.68	5.28				4.94	3.42
Employees profit-sharing certificates(1)							8.672	8.672

(1)	Euro equivalent in millions of euro.

(2)	The interest rates shown represent the average of the interest received or paid in the year shown.

	As of December 31, 2002
Interest Rate and						There-		Fair
Equity Price Risk	2003	2004	2005	2006	2007	after	Total	Value

Assets
Fixed interest securities(1)	13.05	5.41	0.30	10.60	0.60	4.50	34.46	34.49
Fixed interest rate (%)(2)	3.54	3.40	3.40	3.37	1.47	1.0	3.09
Floating rate notes(1)	31.56					25.27	56.83	55.52
Equity(1)							36.68	32.46
Special funds(1)							205.97	205.99
Liabilities
Fixed interest loans(1)	4.969	2.430	2.217	2.346	2.162	8.210	22.334	22.334
Fixed interest rate (%)(2)	4.63	4.93	4.93	4.97	5.07	5.11	4.95
Floating interest loans(1)	52.54						52.54	52.54
Employees profit-sharing certificates(1)							8.553	8.553

(1)	Euro equivalent in millions of euro.

(2)	The interest rates shown represent the average of the interest received or paid in the year shown.

      For 2000, 2001 and 2002 the fair value of all liabilities to banks and other financial institutions arising from normal business, excluding the employees profit-sharing certificates, aggregated to € 91.4 million, € 118.0 million and € 108.0 million, respectively. The sum of all liabilities in 2000, 2001 and 2002 was € 100.4 million, € 126.7 million and € 116.5 million, respectively. Financial instruments denominated in currencies of the highly-inflationary economies of Brazil and Mexico are not shown. The amount of instruments denominated in these currencies is not material to our operations.

      The fair value risk to our portfolio of interest and equity-sensitive financial instruments in 2000, 2001 and 2002 was on average € 332.1 million, € 304.6 million and € 328.5 million, respectively. The fair value of interest rate-sensitive financial instruments increased from € 66.1 million in 2001 to € 90.0 million in 2002. The fair value risk to our portfolio of equity securities as of December 31, 2000, 2001 and 2002 remained nearly constant at € 236.2 million, € 238.5 million, and € 238.5 million, respectively.

      For our primary financial instruments, the weighted average interest rates in 2000, 2001 and 2002 were 4.78%, 4.16% and 3.96%, respectively.

Commodity Price Risk

      We do not use derivatives in order to hedge ourselves against movements in the value of commodities that we use in our chemicals division. Therefore, rising commodity prices would have an adverse effect on our reported revenues and results, while falling prices should have a positive effect.

Item 12:	Description of Securities Other Than Equity Securities

      Not applicable.

PART II

Item 13:	Defaults, Dividend Arrearages and Delinquencies

      None.

Item 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds

      None.

Item 15:	Controls and Procedures

      Within 90 days prior to the date of this annual report, we, under the participation and supervision of our chief executive officer (CEO) and chief financial officer (CFO), performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Our disclosure controls and procedures are designed to ensure that all material financial and non-financial information required to be disclosed in documents filed or submitted by us with the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner. Although we believe that our pre-existing disclosure controls and procedures were adequate to enable us to comply with applicable disclosure obligations, we are in the process of implementing some changes responding to recent legislation and regulations, primarily to formalize and document the controls and procedures that are already in place. In evaluating our disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired objectives. Based on the foregoing, our CEO and CFO concluded that our disclosure controls and procedures are effective. There have been no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation.

Item 16A:	Audit Committee Financial Expert

      Not yet applicable.

Item 16B:	Code of Ethics

      Not yet applicable.

PART III

Item 17:     Financial Statements

      We are furnishing our financial statements pursuant to the instructions of Item 18 of Form 20-F. See “Item 18: Financial Statements”.

Item 18:	Financial Statements

      See our consolidated financial statements beginning at page F-1.

Item 19:	Exhibits

Exhibit	Description

1.1	English translation of Articles of Association of ALTANA Aktiengesellschaft, as in effect on May 8, 2002 (incorporated by reference to Exhibit 1.1 of the Registrant’s Registration Statement on Form 20-F (File No. 1-31325))
2.1	Deposit Agreement between ALTANA Aktiengesellschaft, Bank of New York and owners and holders of American Depositary Receipts (incorporated by reference to Exhibit 2.1 of the Registrant’s Registration Statement on Form 20-F (File No. 1-31325))
2.2	Form of American Depositary Receipts (included in Exhibit 2.1)
4.1	License Agreement between Byk Gulden Lomberg Chemische Fabrik GmbH and Wyeth Corporation, dated January 22, 1997 and amendments thereto (incorporated by reference to Exhibit 4.1 of the Registrant’s Registration Statement on Form 20-F (File No. 1-31325))
8.1	List of Significant Subsidiaries (see Item 4: “Information on the Company-Significant Subsidiaries”)
10.1	Statement of the Management Board and the Supervisory Board of ALTANA Aktiengesellschaft pursuant to Section 161 of the German Stock Corporation Act (AktG) and Section 15 of the Introductory Act for the German Stock Corporation Act (EG AktG) with respect to the German Corporate Governance Code

SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Date: April 29, 2003

ALTANA AKTIENGESELLSCHAFT

By:	/s/ NIKOLAUS SCHWEICKART

Dr. h.c. Nikolaus Schweickart
Chairman of the Management Board and
Chief Executive Officer

/s/ HERMANN KÜLLMER

Dr. Hermann Küllmer
Member of the Management Board and
Chief Financial Officer

CERTIFICATIONS

      I, Dr. h.c. Nikolaus Schweickart, certify that:

      1. I have reviewed this annual report on Form 20-F of ALTANA Aktiengesellschaft;

      2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

      3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

      4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

      5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

      6. The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ NIKOLAUS SCHWEICKART

Dr. h.c. Nikolaus Schweickart
Chairman of the Management Board and
Chief Executive Officer

Date: April 29, 2003

      I, Dr. Hermann Küllmer, certify that:

      1. I have reviewed this annual report on Form 20-F of ALTANA Aktiengesellschaft;

      2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

      3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

      4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

      5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

      6. The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ HERMANN KÜLLMER

Dr. Hermann Küllmer
Member of the Management Board and
Chief Executive Officer

Date: April 29, 2003

ALTANA AG

ALTANA AG

INDEPENDENT AUDITORS’ REPORT

To the Management Board of

ALTANA Aktiengesellschaft:

      We have audited the accompanying consolidated balance sheets of ALTANA Aktiengesellschaft and subsidiaries as of December 31, 2002 and 2001, and the related consolidated income statements, statements of changes in shareholders’ equity, and statements of cash flows for the years ended December 31, 2002, 2001 and 2000. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ALTANA Aktiengesellschaft and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years ended December 31, 2002, 2001 and 2000, in conformity with International Financial Reporting Standards as promulgated by the International Accounting Standards Board.

      As discussed in Note 2 to the consolidated financial statements, effective January 1, 2001, the Company adopted IAS 12 (revised 2000) “Income Taxes”, which stipulates that deferred and current tax assets on undistributed earnings are not recognized until the dividend is declared; and IAS 39 (revised 2000), “Financial Instruments: Recognition and Measurement”, which requires fair value accounting for certain financial instruments, establishes specific criteria relating to hedge accounting and required the Company to classify all marketable securities as available-for-sale and, therefore, carry these securities at fair value with unrealized gains and losses recorded in equity (revaluation reserve), net of tax.

      International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected net income for the years ended December 31, 2002, 2001 and 2000 and shareholders’ equity as of December 31, 2002 and 2001, to the extent summarized in Note 33 to the consolidated financial statements.

KPMG Deutsche Treuhand-Gesellschaft

Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft
Frankfurt am Main,
Germany
March 3, 2003, except Note 31, which is dated April 10, 2003

ALTANA AG

CONSOLIDATED BALANCE SHEETS
(amounts in € thousands, except share data)

		December 31,

	Notes	2002	2001

ASSETS
Intangible assets, net	5	165,139	178,669
Property, plant and equipment, net	6	610,078	579,039
Long-term investments	7	15,140	25,063

Total Fixed Assets		790,357	782,771
Inventories	8	302,940	277,345
Trade accounts receivable, net	9	381,274	377,829
Marketable securities	10	260,648	297,972
Cash and cash equivalents		322,874	254,453
Deferred tax assets	25	68,208	41,276
Other assets and prepaid expenses	11	142,518	94,920

Total Assets		2,268,819	2,126,566

LIABILITIES AND SHAREHOLDERS’ EQUITY
Share capital, no par value shares, 207,900,000 authorized; 140,400,000 issued; 136,463,298 — 2002 and 137,181,015 — 2001 outstanding		140,400	140,400
Additional paid-in capital		138,747	139,264
Retained earnings		1,230,757	1,002,630
Revaluation reserve		(14,091)	(5,617)
Translation adjustment		(78,959)	2,959
Treasury stock, at cost		(166,552)	(110,062)

Total Shareholders’ Equity	12, 13	1,250,302	1,169,574
Minority Interests		8,112	9,134
Employee benefit obligations	14	247,044	244,787
Accrued income taxes	25	81,969	63,828
Accrued liabilities	15	233,628	213,336

Total Provisions		562,641	521,951
Debt	16	116,515	126,715
Trade accounts payable		149,915	174,393
Other liabilities	17	71,244	74,062
Deferred income	18	84,091	30,910
Deferred tax liabilities	25	25,999	19,827

Total Liabilities		447,764	425,907

Total Liabilities and Shareholders’ Equity		2,268,819	2,126,566

See accompanying notes to consolidated financial statements

ALTANA AG

CONSOLIDATED INCOME STATEMENTS
(amounts in € thousands, except per share data)

		For the years ended December 31,

	Notes	2002	2001	2000

Net sales		2,608,678	2,307,658	1,927,915
Cost of sales		(927,637)	(894,131)	(784,303)

Gross profit		1,681,041	1,413,527	1,143,612
Selling and distribution expenses		(648,711)	(575,528)	(524,840)
Research and development expenses		(369,136)	(284,648)	(219,245)
General administrative expenses		(127,515)	(105,293)	(93,839)
Other operating income	20	79,071	39,064	55,626
Other operating expenses	21	(76,331)	(62,915)	(52,666)
Donation Herbert Quandt Foundation		0	(14,774)	0
Gain on sale of Lundbeck	3	0	110,137	0

Operating income		538,419	519,570	308,648
Net income from affiliated and associated companies	22	849	897	67
Interest income, net	23	12,105	19,801	19,542
Other financial (expense) income, net	24	(24,824)	3,490	1,046

Financial (expense) income		(11,870)	24,188	20,655
Income before taxes and minority interests		526,549	543,758	329,303
Income tax expense	25	(202,168)	(216,099)	(150,475)

Income before minority interests		324,381	327,659	178,828
Minority interests		27	278	1,870

Net income		324,408	327,937	180,698

Basic earnings per share		2.37	2.38	1.30
Diluted earnings per share		2.36	2.37	1.30

See accompanying notes to consolidated financial statements

ALTANA AG

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(amounts in € thousands, except share and per share data)

	Issued

			Additional				Treasury Stock		Total
	Number of	Share	paid-in	Retained	Revaluation	Translation			Shareholders’
	shares	capital	capital	earnings	reserve	adjustment	Shares	Amount	equity

Balance January 1, 2000	39,000,000	99,840	158,615	646,793	0	(7,229)	(257,000)	(17,204)	880,815
Dividends paid				(48,429)					(48,429)
Net income				180,698					180,698
Change in translation adjustments						6,622			6,622
Purchase of treasury shares							(379,002)	(35,349)	(35,349)

Balance December 31, 2000	39,000,000	99,840	158,615	779,062	0	(607)	(636,002)	(52,553)	984,357
Adoption of IAS 39 — marketable securities, net of tax of 3,245					5,226				5,226
Adoption of IAS 39 — financial instruments, net of tax of 1,363				2,133					2,133
Realized gains and losses, net of tax of 1,673					(3,129)				(3,129)
Change in fair value of marketable securities, net of tax of 21					(7,714)				(7,714)
Change in fair value of financial instruments, net of tax of 1,363				(2,133)					(2,133)
20 % stock dividend	7,800,000	40,560	(20,592)	(19,968)
Stock split 1 to 3	93,600,000						(1,653,605)
Dividends paid				(84,401)					(84,401)
Net income				327,937					327,937
Sale of treasury shares							762,372	18,190	18,190
Gain on the sale of treasury shares			1,241						1,241
Purchase of treasury shares							(1,691,750)	(75,699)	(75,699)
Change in translation adjustments						3,566			3,566

Balance December 31, 2001	140,400,000	140,400	139,264	1,002,630	(5,617)	2,959	(3,218,985)	(110,062)	1,169,574
Realized gains and losses, net of tax of 2,163					20,376				20,376
Change in fair value of marketable securities, net of tax of 2,749					(28,798)				(28,798)
Change in fair value of financial instruments, net of tax of 0					(52)				(52)
Dividends paid				(96,281)					(96,281)
Net income				324,408					324,408
Sale of treasury shares							730,488	21,830	21,830
Loss on the sale of treasury shares			(517)						(517)
Purchase of treasury shares							(1,448,205)	(78,320)	(78,320)
Change in translation adjustments						(81,918)			(81,918)

Balance December 31, 2002	140,400,000	140,400	138,747	1,230,757	(14,091)	(78,959)	(3,936,702)	(166,552)	1,250,302

See accompanying notes to consolidated financial statements.

ALTANA AG

CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in € thousands)

	For the years ended December 31,

	2002	2001	2000

Net income	324,408	327,937	180,698
Depreciation, amortization and impairment charges	134,337	120,185	88,582
Net gain from disposals of fixed assets	(13,969)	(112,788)	(838)
Net loss (gain) from sales of marketable securities	12,298	(5,129)	(3,637)
Increase/decrease in operating assets and liabilities, net of acquisitions and dispositions
Inventories	(58,434)	(26,536)	(16,095)
Trade accounts receivable, other assets and prepaid expenses	(77,157)	(76,125)	(56,467)
Income taxes	477	16,257	955
Provisions	54,014	59,469	28,098
Accounts payable and other liabilities	736	11,288	31,071
Deferred income	53,187	4,309	26,601
Minority interests	(27)	(278)	(1,870)
Other	12,385	(9,407)	4,444

Net cash flow provided from operating activities	442,255	309,182	281,542
Capital expenditures	(225,208)	(206,005)	(163,132)
Purchases of financial assets	(1,620)	(20,247)	(5,482)
Proceeds from sale of fixed assets	13,448	9,679	5,693
Proceeds from sale of Lundbeck	0	110,823	0
Acquisitions, net of cash acquired	(6,745)	(33,942)	(63,722)
Proceeds from sales of marketable securities	389,365	188,450	279,594
Purchase of marketable securities	(373,166)	(162,076)	(208,731)

Net cash flow used in investing activities	(203,926)	(113,318)	(155,780)
Dividends paid	(96,281)	(84,401)	(48,429)
Purchase of treasury shares	(78,320)	(75,699)	(35,349)
Proceeds from sale of treasury shares	21,313	19,431	0
Proceeds from long-term debt	11,620	26,697	22,661
Repayment of long-term debt	(18,454)	(17,924)	(58,462)
Net increase in short-term debt	6,250	15,474	1,721

Net cash flow used in financing activities	(153,872)	(116,422)	(117,858)
Effect of exchange rate changes	(16,036)	3,216	647
Net increase in cash and cash equivalents	68,421	82,658	8,551
Cash and cash equivalents as of January 1,	254,453	171,795	163,244
Cash and cash equivalents as of December 31,	322,874	254,453	171,795
Cash paid for
Income taxes	(193,902)	(198,203)	(151,491)
Interest	(6,059)	(6,702)	(9,237)
Cash received for
Interest	17,867	24,362	29,596

See accompanying notes to consolidated financial statements.

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

(1) The Company

Description of business and organization

      ALTANA AG is incorporated as a stock corporation (“Aktiengesellschaft”) under the laws of the Federal Republic of Germany. ALTANA AG and its subsidiaries (the “Company” or “ALTANA”) conduct business in more than 30 countries worldwide and operate in two segments, pharmaceuticals and chemicals.

Basis of presentation

      The consolidated financial statements of the Company are prepared in accordance with International Financial Reporting Standards (“IFRS”), previously named International Accounting Standards (“IAS”), issued by the International Accounting Standards Board (“IASB”) and the interpretations of the International Financial Reporting Committee (“IFRIC”), previously named Standing Interpretations Committee (“SIC”), and in accordance with § 292a of the German Commercial Code. The financial statements comply with the European Union’s guidelines on the preparation of consolidated financial statements (Directive 83/349/EWG).

      The consolidated financial statements of the Company include additional disclosures required by generally accepted accounting principles in the United States (“U.S. GAAP”). Significant differences between IFRS/IAS and U.S. GAAP, affecting the Company’s consolidated net income and shareholders’ equity, are detailed in Note 33.

(2) Significant accounting policies and procedures

Consolidation

      The consolidated financial statements of the Company include 26 (2001: 25, 2000: 24) subsidiaries in Germany and 56 (2001: 54, 2000: 52) subsidiaries abroad. The change in the consolidated subsidiaries from 2001 to 2002 and from 2000 to 2001 did not have a material effect on the balance sheets or on the statements of income, changes in shareholders’ equity or cash flows.

      The Company holds a 49% interest in Bracco Byk Gulden GmbH, Constance, and accounts therefore for this investment using the equity method. As the investment and the equity in earnings of this associated company are immaterial, the amounts are not disclosed separately in the balance sheets and statements of income.

      The Company accounts for its investments in joint ventures using the proportional consolidation method as permitted under IAS 31 (revised 2000) “Financial Reporting of Interests in Joint Ventures”. These joint ventures are Byk Madaus, which is located in South Africa, Zydus Byk Healthcare, which is located in India, and Byk & DiaSorin, Germany.

      All significant intercompany balances and transactions have been eliminated in consolidation.

      The main subsidiaries included in these financial statements are listed in Note 35. A complete listing of all subsidiaries of ALTANA AG is filed with the Company’s register in Bad Homburg v.d.H., number HRB 1933.

Foreign currency

      Financial statements of subsidiaries where the functional currency is a currency other than the euro are translated using the functional currency principle. For these entities, assets and liabilities are translated at year-end exchange rates, while revenues and expenses are translated at average exchange rates prevailing

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

during the year. Equity is translated with historical exchange rates. Adjustments for foreign currency translation fluctuations are excluded from net income and are reported as a separate component of shareholders’ equity.

      Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in other operating income or other operating expense.

      The following table provides the exchange rates for our most important currencies:

	Middle rate		Average rate
	at December 31,		year ended December 31,

	2002	2001	2002	2001	2000

U.S. dollar	1.05	0.88	0.94	0.89	0.92
Pound Sterling	0.65	0.61	0.63	0.62	0.61
Japanese Yen	124.39	115.71	118.02	108.72	99.27
Brazilian Real	3.66	2.06	2.63	2.08	1.68
Mexican Peso	10.72	8.06	9.06	8.35	8.71

      Due to the financial crisis in Argentina, the foreign exchange market was closed on December 31, 2001. Therefore, for the translation of assets and liabilities of the Company’s Argentinean subsidiary as of December 31, 2001, the closing price on the first day of resumed trading (January 11, 2002) was used.

Intangible assets

      Intangible assets are stated at cost and are amortized straight-line over the shorter of their contractual term or their estimated useful lives.

      The following amortization periods are applied:

Years

Goodwill	5 - 15
Patents, licenses and similar rights	3 - 20
Other intangibles	2 - 20

      Amortization of goodwill is recorded in other operating expenses. Prior to 1995, goodwill was not amortized but charged against retained earnings as permitted under the transitional provisions of IAS 22 (revised 1998) “Business Combinations”.

Property, plant and equipment

      Property, plant and equipment are stated at cost and include certain costs that are capitalized during construction, including material, payroll and direct overhead costs. Government grants are deducted from the acquisition or manufacturing costs.

      Depreciation on plant and equipment is calculated on a straight-line basis over the estimated useful lives of the assets.

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

      The useful lives are:

Years

Buildings	5 - 50
Plant and machinery	3 - 20
Assets under capital lease	2 - 25
Equipment	2 - 25

      Maintenance and repairs are expensed as incurred while replacements and improvements are capitalized. Gains or losses resulting from the sale or retirement of assets are reflected in other operating income or expense. Borrowing costs are expensed as incurred.

Impairment

      In the event facts and circumstances indicate that the Company’s assets, regardless of whether they are to be held and used or to be disposed of, may be impaired, an evaluation of recoverability is performed. In accordance with IAS 36 “Impairment of Assets”, an impairment loss is recognized when an asset’s carrying amount exceeds the higher of its net selling price or its value in use. Value in use is based on the discounted cash flows expected to arise from the continued use of the asset and from its eventual disposal.

      If there is any indication that the considerations which led to impairment no longer exist, then the Company would consider the need to reverse all or a portion of the impairment charge. There were no such reversals in any of the years presented.

Inventories

      Inventory is valued at the lower of acquisition or manufacturing costs or net realizable value at the balance sheet date. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and selling expense. Generally, acquisition and manufacturing costs are determined on the basis of weighted average costs. Manufacturing costs comprise material, payroll and direct overhead, including depreciation.

Marketable securities

      Until December 31, 2000, marketable securities were carried at the lower-of-cost or market with unrealized losses recorded in financial income. Unrealized gains were not recorded. Historical costs were reinstated when considerations for the write-down no longer existed.

      Beginning on January 1, 2001, in accordance with IAS 39 (revised 2000), “Financial Instruments: Recognition and Measurement”, the Company classified all marketable securities as available-for-sale and, therefore, carried these securities at fair value with unrealized gains and losses recorded in equity (revaluation reserve), net of tax. As prior years’ financial statements are not restated in accordance with IAS 39, differences between the carrying amount and the fair value are recognized as an adjustment to equity (revaluation reserve) as of January 1, 2001. Impairment charges are recorded in income. Gains and losses are recognized in the income statement when realized and are determined on an individual security basis.

Cash and cash equivalents

      The Company considers cash in banks and highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

Financial Instruments

      Effective January 1, 2001, the Company adopted IAS 39 (revised 2000), which requires the recognition of all financial assets and liabilities, as well as all derivative instruments, as assets or liabilities in the balance sheet and, generally, requires that all financial instruments are measured at fair value, regardless of the Company’s intent. Changes in the fair value of derivative instruments are recognized in income or shareholders’ equity (as revaluation reserve) depending on whether the derivative is designated as a fair value or cash flow hedge. For derivatives designated as fair value hedges, changes in fair value of the hedged item and the derivative are recognized currently in the income statement. For derivatives designated as a cash flow hedge, changes in fair value of the effective portion of the hedging instrument are recognized in equity (revaluation reserve) until the hedged item is recognized in the income statement. The ineffective portion of the fair value changes and fair value changes of derivatives which do not qualify for hedge accounting are recognized in the income statement immediately.

      With the adoption of IAS 39 (revised 2000) as of January 1, 2001, the Company recognized € 3.7 million of assets and € 0.2 million of liabilities for derivatives. Retained earnings were adjusted by € 2.1 million, net of tax of € 1.4 million.

      In addition, for marketable securities a revaluation reserve was recorded totaling € 5.2 million, net of tax of € 3.2 million.

Government grants

      The Company received € 1.9 million, € 0.1 million and € 0.5 million for the years ended December 31, 2002, 2001 and 2000, respectively, of taxable and non-taxable investment grants for the acquisition of certain long-lived assets. The grants are recorded as a reduction of the cost basis of the acquired and constructed assets.

      In addition, the Company received government grants as non-refundable reimbursement of expenses in the amount of € 0.7 million, € 1.1 million and € 1.2 million for the years ended December 31, 2002, 2001 and 2000, respectively. These grants are recorded as other income to the extent they are earned.

Accrued liabilities and employee benefit obligations

      The valuation of pension liabilities is based on the projected unit credit method in accordance with IAS 19 (revised 2000), “Employee Benefits”. The Company recognizes a portion of its actuarial gains and losses as income or expense if the net cumulative unrecognized actuarial gains and losses at the end of the reporting period exceed the corridor of 10% of the greater of the projected benefit obligation or the market related value of plan assets. The excess is amortized over the expected remaining service period.

      An accrued liability for taxes and other contingencies is recorded when an obligation to a third party has been incurred, the payment is probable and the amount can be reasonably estimated. Accrued liabilities relating to personnel and social costs are valued at their net present value when appropriate.

      Obligations in connection with product warranties are estimated based on the actual expenses of the last two, respectively three years, depending on the segment they relate to. Based on this actual experience, the Company calculates a warranty percentage and applies this to the gross sales and records the estimated obligation under accrued liabilities. The accrued liability is adjusted to reflect actual warranty claims and changes in estimates. Separately identifiable risks relating to damages or product returns are accrued based on management’s best estimate.

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

Revenue recognition

      The Company recognizes revenues from sales of products if the revenue can be reliably measured, it is probable that the economic benefits of the transaction will flow to the Company and all related costs can be reliably measured. As such, the Company records revenue from product sales when the goods are shipped and title has passed to the customer. With respect to licensing agreements where revenue in excess of a defined minimum price is contingent on the buyer’s ultimate resale price, sales are recognized at the contractual minimum price with additional sales recognized when realized. Provisions for discounts and rebates to customers and returns are recorded in the same period in which the related sales are recorded.

      Non-refundable up-front payments received upon entering into licensing agreements where the Company has continuing involvement are recorded as deferred revenue and recognized over the estimated service period. If such up-front payments are received in connection with a development agreement, the deferred revenue will normally be recognized as revenue on a straight-line basis over the expected development period through final regulatory approval. Non-refundable milestone payments which represent the achievement of a significant technical/regulatory hurdle in the research and development process, pursuant to collaborative agreements, are recognized as revenue upon the achievement of the specified milestone.

Advertising and promotion costs

      Advertising and promotion costs are expensed as incurred and totaled € 166.0 million, € 155.4 million and € 151.0 million for the years ended December 31, 2002, 2001 and 2000, respectively. These costs are recorded as selling and distribution expenses in the consolidated income statements.

Research and development expenses

      In accordance with IAS 38, “Intangible Assets”, research costs, defined as costs of original and planned research performed to gain new scientific or technical knowledge and understanding, are expensed as incurred. Development costs are defined as costs incurred to achieve technical and commercial feasibility. Regulatory and other uncertainties inherent in the development of the Company’s new key products are so high that the guidelines under IAS 38 are not met so that development costs are expensed as incurred.

      Research and development expenses are comprised of the following types of costs incurred in performing research and development activities: salaries and benefits, allocated overhead and occupancy costs, clinical trial and related clinical manufacturing costs, contract services and other outside costs.

Employee incentive plans

      Compensation expense for options granted under employee incentive plans is measured as the excess of the average cost of treasury shares acquired over the exercise price. Compensation expense is allocated over the applicable vesting period. Discounts granted in connection with the ALTANA Investment plans are expensed as incurred as there is no vesting period.

Income taxes

      Under IAS 12 (revised 2000), “Income Taxes”, deferred tax assets and liabilities are recognized for all temporary differences between the carrying amount of assets and liabilities in the financial statements and their tax bases, tax credits and operating loss carry-forwards. For purposes of calculating deferred tax assets and liabilities, the Company uses the rates that have been enacted or substantively enacted at the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the legislation is substantively enacted. A deferred tax asset is recognized only to the extent that it is

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

probable that future taxable income will be available against which the credits and carry-forwards can be applied.

      Under the previous version of IAS 12 (revised 1996), “Income Taxes”, the Company calculated deferred tax assets and liabilities using the distributed earnings rate in countries that apply different rates for retained earnings and distributed earnings. Previously a deferred tax asset was recognized for the tax benefits that would be realized upon the distribution of retained earnings. Accordingly, a corporate tax reduction on dividends was recognized at the same time for the tax calculation and included in the results. With the adoption of IAS 12 (revised 2000) as of January 1, 2001, deferred and current tax assets on undistributed earnings are not recognized until the dividend is declared. This resulted in an increase in income tax expense of approximately € 23.2 million in 2001, thereof € 9.7 million were attributed to deferred assets and € 13.5 million to corporate tax benefits. The € 13.5 million were included in the results once the distributions were approved in the general meeting.

Earnings per share

      Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding for the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted earnings per share are calculated by adjusting the weighted average number of shares for the effect of the stock option plans as well as the impact of the DAT lawsuit which is payable in the Company’s shares (Notes 30 and 31). No adjustments to net income were necessary for the computation of diluted earnings per share. The diluted earnings per share were calculated under the assumption that all potential diluting options are exercised.

	2002	2001	2000

Basic earnings per share:
Net income	324,408	327,937	180,698
Weighted average shares outstanding	136,622,766	137,533,720	138,827,786
Basic earnings per share in €	2.37	2.38	1.30

Diluted earnings per share:
Net income	324,408	327,937	180,698
Weighted average shares outstanding	136,622,766	137,533,720	138,827,786
Dilution from stock options	604,546	607,434	437,528
Dilution from DAT lawsuit	306,391	306,391	180,325

Diluted weighted average shares outstanding	137,533,703	138,447,545	139,445,639
Diluted earnings per share in €	2.36	2.37	1.30

Concentration of risks

      The Company’s future results of operations are subject to various risks and uncertainties.

      The Company’s sales of certain key products account for a substantial portion of revenues. The most important product is Pantoprazole, a therapeutic treatment for ulcers and reflux disease. In 2002, 2001 and 2000, respectively, Pantoprazole accounted for 52%, 43% and 33% of net sales of the pharmaceuticals segment and for 37%, 29% and 21% of the Company’s total net sales. The Company expects Pantoprazole to continue to be a key revenue driver for the next several years.

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

Accounting changes

      Under IAS 8 (revised 1993), changes in accounting policies may be reflected either using the benchmark treatment or the allowed alternative treatment, unless one method is prohibited by a new accounting standard. The Company uses the allowed alternative treatment unless otherwise required by the specific accounting standard.

Use of estimates

      The preparation of financial statements requires management to make estimates and assumptions that affect the amounts of assets, liabilities and of contingent liabilities reported at the end of any given period and the reported amounts of revenues and expenses for that reported period. Actual results could differ from these estimates.

(3) Business combinations and dispositions

      All acquisitions have been accounted for using the purchase method with the excess of the purchase price over the estimated fair value of the net assets acquired accounted for as goodwill and amortized on a straight-line basis over its estimated useful life. The results of operations of the acquired businesses are included in the consolidated financial statements from their respective dates of acquisition. The results of operations of a sold business are included in the consolidated financial statements until the date of the sale.

      The Company acquired various chemical and pharmaceuticals businesses for a total consideration of € 6.9 million and € 34.0 million in 2002 and 2001, respectively. The excess of the total acquisition costs over the fair value of the net assets acquired was recorded as goodwill and amounted to € 3.6 million and € 11.6 million in 2002 and 2001, respectively.

      At the end of December 2002, the Company sold Byk Sangtec Diagnostica GmbH & Co KG, Dietzenbach, Byk & Diasorin GmbH & Co KG, Byk Diagnostika S.r.l, Italy and Sangtec Medical AB, Sweden for a total purchase price of € 30.0 million and realized a pretax gain of € 12.6 million. Of the total purchase price of € 30 million, € 12 million was paid in the form of a secured note which is due ratably in equal amounts until 2006.

      In February 2001, the Company sold its interest in the joint venture with Lundbeck AS for € 111 million in cash, realizing a pretax gain of € 110 million, which is reported separately in the income statement.

(4) Segment reporting

      The following segment information has been prepared in accordance with IAS 14 “Segment Reporting”. The accounting policies of the segments are the same as those described in Note 2.

      The Company has two reportable segments — pharmaceuticals and chemicals. The segments are determined based on the nature of products developed, manufactured and marketed and reflect the management structure of the organization. Pursuant to this structure, the holding company is responsible for making strategic decisions with respect to the two segments, whereas the implementation of these decisions at the segment level is the responsibility of the heads of the respective segments, who manage the segments on a day-to-day basis. The reporting system reflects the internal financial reporting and the predominant sources of risks and returns in the Company’s businesses.

      The Company’s pharmaceuticals segment develops, manufactures and internationally markets a wide range of pharmaceutical products. Its product range comprises therapeutics, which includes prescription drugs for a variety of indications, diagnostics, which includes laboratory diagnostic devices and reagents as well as

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

imaging. In addition, the Company markets over-the-counter products for self medication and also generates limited revenues from other sources, mainly from contract manufacturing on behalf of third parties, and detailing.

      The chemicals segment offers a wide range of specialty chemicals, including additives and instruments, coatings and sealants and electrical insulation. The segment offers specialty chemicals together with support and comprehensive customer service as well as the adaptation of the products to fit the customers’ special use of the products.

      Segment information is reconciled to total consolidated information as follows:

			Pharma-		Holding	Elimination and
			ceuticals	Chemicals	company	Reconciliation	Consolidated

			(€ in millions)
Net sales	2002		1,861	748	0	0	2,609
	2001		1,591	717	0	0	2,308
	2000		1,262	666	0	0	1,928
Operating income (loss)	2002		471	104	(37)	0	538
	2001		466	98	(44)	0	520
	2001	(1)	363	98	(37)	0	424
	2000		221	115	(28)	0	308
Total assets	2002		1,263	615	1,649	(1,258)	2,269
	2001		1,284	586	898	(641)	2,127
Long-lived assets	2002		370	212	28	0	610
	2001		375	189	15	0	579
Liabilities	2002		494	145	61	310	1,010
	2001		543	146	63	196	948
Capital expenditures	2002		147	65	13	0	225
	2001		150	68	7	0	225
	2000		117	40	6	0	163
Depreciation and amortization	2002		73	29	0	0	102
	2001		59	24	0	0	83
	2000		51	19	0	0	70
Other non-cash expenses (income)	2002		32	4	22	0	58
	2001		72	8	18	0	98
	2000		27	(2)	11	0	36

(1)	Adjusted to exclude one-time special items: gain on the sale of Lundbeck A/S (€ 110 million) and the donation to Herbert Quandt Foundation (€ 15 million)

      The segments are reported on a consolidated basis. The holding company column represents income, expenses, assets and liabilities relating to corporate functions and investment activities mainly performed by ALTANA AG. In 2002, 2001 and 2000, approximately 81%, 79% and 78%, respectively, of net sales were generated outside of Germany.

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

      Long-lived assets include all tangible assets, such as property, plant and equipment and construction in progress. Segment liabilities consist of total liabilities and provisions, excluding interest-bearing liabilities, as well as current and deferred income taxes. The elimination and reconciliation column contains the reconciliation of segment assets and liabilities (including provisions) to consolidated total assets and liabilities (including provisions). Capital expenditures, as well as depreciation and amortization, relate to property, plant and equipment and intangible assets excluding goodwill. Other non-cash expenses mainly consist of pension expense and impairment charges for other than temporary decline in fair value of marketable securities and other long-term investments.

      The following table presents selected financial information by geographic region:

						Long-lived
	Net sales			Total assets		assets		Capital expenditures

	2002	2001	2000	2002	2001	2002	2001	2002	2001	2000

	(€ in millions)			(€ in millions)		(€ in millions)		(€ in millions)
Europe	1,324	1,235	1,070	2,252	1,983	477	421	159	161	121
thereof Germany	490	478	433	1,789	1,549	387	323	134	127	90
North America	779	570	395	273	268	74	72	30	24	15
thereof U.S.A	684	494	343	237	238	73	70	30	23	15
Latin America	277	300	293	150	241	47	72	33	36	24
Far East	181	157	130	52	46	12	14	3	4	1
Other Regions	48	46	40	4	2	0	0	0	0	2
Consolidation	0	0	0	(462)	(413)	0	0	0	0	0
Group	2,609	2,308	1,928	2,269	2,127	610	579	225	225	163

      Net sales relating to geographic areas represent sales to third parties, based on the location of customers.

      The following table presents net sales by business area:

	2002	2001	2000

	(€ in millions)
Pharmaceuticals
Therapeutics	1,565	1,275	980
Imaging	100	91	77
Diagnostics	48	43	43
OTC	110	129	126
Other	38	53	36

Total	1,861	1,591	1,262
Chemicals
Additives & Instruments	304	283	283
Coatings & Sealants	221	218	179
Electrical Insulation	223	216	204

Total	748	717	666
Total	2,609	2,308	1,928

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

(5) Intangible assets

	Patents,
	licenses and		Advance
	similar rights	Goodwill	payments	Other	Total

Cost
Balance at January 1, 2002	129,133	171,194	199	335	300,861
Additions	36,270	0	4,192	57	40,519
Disposals	(2,423)	0	0	(44)	(2,467)
Transfers	363	0	(56)	0	307
Translation adjustments	(11,561)	(1,691)	0	0	(13,252)
Changes in reporting entities	(5,913)	(13,760)	0	0	(19,673)

Balance at December 31, 2002	145,869	155,743	4,335	348	306,295

Accumulated amortization
Balance at January 1, 2002	41,596	80,458	0	138	122,192
Additions	21,599	20,281	0	64	41,944
Disposals	(2,100)	0	0	(44)	(2,144)
Translation adjustments	(3,980)	(191)	0	0	(4,171)
Changes in reporting entities	(5,095)	(11,570)	0	0	(16,665)

Balance at December 31, 2002	52,020	88,978	0	158	141,156

Carrying amount at
December 31, 2002	93,849	66,765	4,335	190	165,139
December 31, 2001	87,537	90,736	199	197	178,669

      Amortization expense for the years ended December 31, 2002, 2001 and 2000, amounted to € 41.9 million, € 47.8 million and € 23.8 million, respectively. Amortization expense in 2001 included € 8.8 million of impairment charges.

      Additions in 2002 are primarily related to the licenses in Mexico (€ 22.5 million) and product rights in Poland (€ 2.1 million) in the pharmaceuticals segment and to product rights and customer base in the United States in the chemicals segment. The additions have a weighted average useful life of 7 years and are being amortized on a straight-line basis.

      The following table presents expected amortization expense related to patents, licenses and similar rights for each of the following periods:

2003	20,551
2004	18,668
2005	17,102
2006	14,341
2007	9,567
Thereafter	13,620

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

(6) Property, plant and equipment

				Advances/
	Land &	Plant &		construction
	buildings	machinery	Equipment	in progress	Total

Cost
Balance at January 1, 2002	412,536	333,571	317,070	58,885	1,122,062
Additions	9,451	32,667	63,489	79,082	184,689
Disposals	(14,481)	(10,286)	(18,950)	(901)	(44,618)
Transfers	12,903	17,846	5,547	(36,603)	(307)
Translation adjustments	(31,667)	(26,254)	(16,368)	(2,586)	(76,875)
Changes in reporting entities	(4,972)	(4,545)	(27,380)	(49)	(36,946)

Balance at December 31, 2002	383,770	342,999	323,408	97,828	1,148,005

Accumulated depreciation
Balance at January 1, 2002	143,323	199,942	199,758	0	543,023
Additions	13,170	26,789	40,833	0	80,792
Disposals	(9,277)	(8,380)	(15,550)	0	(33,207)
Translation adjustments	(8,713)	(10,874)	(7,937)	0	(27,524)
Changes in reporting entities	(3,726)	(3,831)	(17,600)	0	(25,157)

Balance at December 31, 2002	134,777	203,646	199,504	0	537,927

Carrying amount at
December 31, 2002	248,993	139,353	123,904	97,828	610,078
December 31, 2001	269,213	133,629	117,312	58,885	579,039

      Depreciation expense for the years ended December 31, 2002, 2001 and 2000, amounted to € 80.8 million, € 70.6 million and € 62.7 million, respectively.

      As of December 31, 2002 and 2001, respectively, € 2.4 million and € 5.5 million of net book value relate to property, plant and equipment under capital lease.

      In 2002, asset additions in the pharmaceuticals segment mainly related to the increase of the research capacity and the expansion of the production plants in Germany and in the United States of America. In the chemicals segment the production plant in Wesel, Germany, was expanded. Additionally, the new headquarter’s building in Bad Homburg v.d.H. was constructed.

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

(7) Long-term investments

			Other
	Affiliated	Other	long-term
	companies	investments	financial assets	Total

Cost
Balance at January 1, 2002	2,380	21,912	2,118	26,410
Additions	0	930	690	1,620
Disposals	0	0	(310)	(310)
Translation adjustments	0	(3)	(683)	(686)
Changes in reporting entities	(68)	0	(19)	(87)

Balance at December 31, 2002	2,312	22,839	1,796	26,947

Accumulated write downs
Balance at January 1, 2002	104	3	1,240	1,347
Additions	0	10,736	371	11,107
Translation adjustments	0	0	(647)	(647)

Balance at December 31, 2002	104	10,739	964	11,807

Carrying amount at
December 31, 2002	2,208	12,100	832	15,140
December 31, 2001	2,276	21,909	878	25,063

      In 2002, the Company recorded an impairment charge in accordance with IAS 39 (revised 2000) relating to its 8.3% investment in GPC Biotech AG, Martinsried, Germany. The impairment recorded in financial (expense) income, totaling € 10.7 million, was necessary as the decline in the share price of the GPC share is not expected to be temporary. As of December 31, 2002, the carrying amount of the investment in GPC was € 4.4 million.

      Amounts totaling € 0.8 million and € 0.9 million of other long-term financial assets as of December 31, 2002 and 2001, respectively, relate to long-term employee loans bearing a 6% interest rate.

      Ownership interests below 20% in 13 (2001: 12) entities, which are classified as available-for-sale investments but whose fair values can not be reliably measured, are valued at acquisition cost of € 4.5 million and € 4.2 million in 2002 and 2001, respectively, and are shown under “Other investments”.

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

(8) Inventories

      Inventories consist of:

	At December 31,

	2002	2001

Raw materials and supplies	110,347	91,907
Work in process	50,275	39,016
Finished products and goods	141,533	142,417
Advance payments	785	4,005

	302,940	277,345

(9) Trade accounts receivable

      Trade accounts receivable are as follows:

	At December 31,

	2002	2001

Trade accounts receivable	390,522	387,623
Allowance for doubtful accounts	(9,248)	(9,794)

	381,274	377,829

Thereof long-term	0	155

      The roll forward of the allowance for doubtful accounts was as follows:

	2002	2001

Allowance at the beginning of the year	9,794	8,960
Translation adjustments	(2,238)	(26)
Additions	10,529	2,309
Utilization	(8,837)	(1,449)

Allowance at the end of the year	9,248	9,794

(10) Marketable securities

      In accordance with IAS 39, available-for-sale marketable securities are recorded at fair value beginning on January 1, 2001. Amortized cost, fair value and gross unrealized gains and losses, which are recorded in the revaluation reserve net-of-tax as of December 31, 2002 and 2001 are as follows:

	Amortized	Fair	Unrealized	Unrealized
At December 31, 2002	cost	value	gains	losses

Debt securities	201,613	204,392	3,574	795
Equity securities	71,669	55,926	267	16,010
Other	415	330	0	85

Total	273,697	260,648	3,841	16,890

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

	Amortized	Fair	Unrealized	Unrealized
At December 31, 2001	cost	value	gains	losses

Debt securities	222,672	224,570	3,192	1,294
Equity securities	78,658	72,620	4,045	10,083
Other	708	782	173	99

Total	302,038	297,972	7,410	11,476

      In 2002, an impairment for marketable securities totaling € 0.5 million was recorded in financial (expense) income, as the change in the fair value was material and is not expected to be temporary.

      The contractual maturities of debt securities are as follows:

	At December 31,

	2002	2001

Due within one year	27,048	36,833
Due after one year through five years	93,845	115,958
Due after five years	83,499	71,779

	204,392	224,570

      Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to repay obligations earlier without prepayment penalty.

(11) Other assets and prepaid expenses

	At December 31,

	2002	2001

Balances due from employees	5,425	6,211
Cash surrender value of life insurance	5,674	5,987
Balances due from fiscal authorities	19,400	16,380
Loans	38,773	819
Prepayments	5,925	6,796
Licenses	14,722	5,495
Balances due from related parties	1,143	2,224
Prepaid expenses	18,679	16,783
Contract termination settlement	0	6,136
Other	32,777	28,089

	142,518	94,920

Thereof long-term	20,431	6,945

      Of the total loans, € 30.0 million relate to the sale of the Sangtec companies (Note 3).

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

(12) Shareholders’ equity

Issued capital

      At the annual general shareholders’ meeting on May 3, 2001, the Company’s shareholders approved a € 20.0 million transfer from retained earnings to share capital resulting in the issuance of 7.8 million new shares to existing shareholders and an additional transfer of € 20.6 million from additional paid in capital to share capital without issuance of new shares. Subsequently, at the same general shareholders’ meeting, a 3 for 1 stock split was declared. As a result of these transactions, share capital increased to € 140.4 million, represented by 140.4 million no par value shares representing € 1 per share. Share and per share information has been restated for all periods presented.

Authorized capital

      As of December 31, 2002, the management board was authorized to increase the Company’s share capital by € 27.0 million in exchange for cash (authorized capital I) and an additional € 27.0 million in exchange for non-cash contributions with exclusion of shareholders’ subscription rights (authorized capital II). The management board was also authorized to increase the share capital by € 13.5 million in exchange for cash with exclusion of shareholders’ subscription rights at an issue price that is not significantly lower than the market price at that time (authorized capital III). None of the authorized capital has been issued. The authorizations expire as of April 30, 2004.

Treasury shares

      The management board was authorized by the shareholders on May 8, 2002 to repurchase up to 14,040,000 shares (10% of the authorized capital) until October 31, 2003. In addition to reselling the treasury shares on the stock market, the management board was authorized to offer up to 2.5% of these shares to eligible employees in connection with the Company’s employee incentive plans (Note 13) or to third parties in connection with acquisitions. Pursuant to this authorization, the Company purchased 1,344,650 treasury shares from May to July 2002 at a total cost of € 73.4 million with an average price of € 54.55 per share. During 2002, 492,610 shares (0.4% of share capital) were issued in connection with the exercise of the options and 40,521 shares were sold to employees. Further, 6,267 shares were sold because the options forfeited during 2002.

      Additionally, in accordance with article 71 (1) No. 2 of the “German Stock Corporation Act” (Aktiengesetz), during July, October and December 2002, the Company purchased 103,555 shares at an average price of € 47.83 to distribute to the eligible employees under the ALTANA Investment Plan 2002 (Note 13). In December 2002, 104,615 shares were sold to employees. Thereof, 1,060 shares relate to treasury shares acquired in 2001.

      At the 25th anniversary of ALTANA AG every employee received an anniversary benefit. This benefit was a cash payment of € 750 or shares in the amount of € 1,000 based on the election of the employee. A total of 86,475 treasury shares were transferred to employees, that can not be sold during the following two years.

      Together with the 3,218,985 treasury shares purchased in prior years the Company held a total of 3,936,702 treasury shares at December 31, 2002, representing € 3.9 million (or 2.8%) of its share capital. Of the treasury shares, 3,637,902 are intended to be used to meet obligations from the employee incentive plans and 298,800 for issuance to settle ongoing litigation (Note 30).

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

Dividends

      Under the “German Stock Corporation Act”, dividends available for distribution to shareholders are based upon the unconsolidated retained earnings of ALTANA AG as reported in its balance sheet determined in accordance with the German Commercial Code (Handelsgesetzbuch). The 2002 net income of ALTANA AG was significantly influenced by the legal separation of the business units ALTANA Pharma and ALTANA Chemie, as well as by the legal restructuring of the chemicals segment according to the strategic business units. Due to these transactions, tax free capital gains were realized which were transferred to the holding company in line with profit transfer agreements. The restructuring is not reflected in these consolidated financial statements due to the fact that all companies affected by the transactions were wholly owned subsidiaries.

      Based on this unusual income in the year 2002, the net income of ALTANA AG amounts to € 1,113.2 million. Net income excluding the effects of the legal restructuring amounts to € 223 million (2001: € 193 million). According to § 58, paragraph 2 Stock Corporation Act the supervisory board and the management board have decided to transfer out of ALTANA AG 2002 net income of € 1,113.2 million an amount of € 556.6 million to retained earnings, resulting in unappropriated profits of € 556.6 million. The management board and supervisory board plan to propose to the shareholders at the annual general shareholders’ meeting the transfer of an additional amount of € 451.3 million to retained earnings and to distribute from unappropriated earnings a dividend totaling € 105.3 million resulting in an amount of € 0.75 per no par value share.

Revaluation reserve

      In accordance with IAS 39, unrealized gains and losses resulting from changes in fair values of available-for-sale marketable securities are recorded in a revaluation reserve, a separate section of shareholders’ equity, unless an impairment is recognized. Additionally, changes in the fair value of financial instruments qualifying as cash flow hedges are recognized in the revaluation reserve if all hedge accounting criterion under IAS 39 are met. The amounts are stated net of tax.

(13) Employee incentive plans

     Management stock option plans 1999 and 2000

      On July 1, 1999, the Company initiated a stock option plan open to members of the Company’s management board, its senior executives and certain other key employees (“Stock Option Plan 1999”). The exercise price for stock options granted under this plan is € 15.03 per share, which was calculated on the basis of the average of the published prices of the Company’s shares on the Frankfurt Stock Exchange during the 20 trading days preceding the commencement of the plan. On July 1, 2000, the Company launched a similar plan (“Stock Option Plan 2000”). This plan entitles beneficiaries to purchase shares of the Company at an exercise price of € 22.97, calculated on the same basis as described above.

      The plans offer the beneficiaries the option of either purchasing the shares at the exercise price or receiving cash payment for the excess of market price over exercise price on the date of exercise. Under each plan, the options become exercisable two years after the grant date if the average basic earnings per share for the year of grant and the following year exceed the average of the two preceding years by 20%. The earnings per share hurdle for each plan has been met. The stock options expire four years after the grant date.

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

	2002			2001		2000

	Number	Exercise		Number	Exercise	Number	Exercise
	of options	price		of options	price	of options	price

		(€)			(€)		(€)
Outstanding options at
January 1	1,211,000	21.26	(1)	1,854,000	19.10 (1)	925,200	15.03
Granted	0	0		0	0	950,400	22.97
Exercised	(486,000)	20.29	(1)	(635,800)	15.03	0	0
Forfeited	(21,600)	22.97		(7,200)	15.03	(21,600)	15.03

Outstanding options at
December 31	703,400	21.89	(1)	1,211,000	21.26 (1)	1,854,000	19.10 (1)

(1)	Weighted average

     Management stock option plan 2002

      On July 1, 2001, the Company initiated a stock option plan open to members of the Company’s management board, its senior executives and certain other key employees (“Stock Option Plan 2001”). The exercise price for stock options granted under this plan is € 42.41 per share, which was calculated on the basis of the average of the published prices of the Company’s shares on the Frankfurt Stock Exchange during the 20 trading days preceding the commencement of the plan. The options may only be exercised by purchasing shares. No cash settlement is possible. The options become exercisable two years after the grant date, and they remain exercisable over a period of three years, if earnings per share in 2002 exceed basic earnings per share in 2000 by 20%. The earnings per share hurdle for this plan has been met. The stock options expire five years after the date of grant.

      On July 1, 2002, the Company initiated an identical plan for executives (management board of ALTANA AG and key subsidiaries), however the options expire ten years after the grant date. The exercise price for the stock options granted under this plan is € 51.58.

	2002		2001

	Number	Exercise	Number	Exercise
	of options	price	of options	price

		(€)		(€)
Outstanding options at
January 1	1,065,750	42.41	0	0
Granted	255,000	51.58	1,065,750	42.41
Forfeited	(43,150)	42.41	0	0

Outstanding options at
December 31	1,277,600	44.24 (1)	1,065,750	42.41

(1)	Weighted average

     Stock options for Key Management 2002

      On July 1, 2002, the Company initiated a stock option plan open to Key Managers. No performance hurdle must be met. The exercise price for stock options granted under this plan is € 56.74 per share

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

(determined based on 110% of the exercise price of the executive plan discussed above). The options can be exercised from July 1, 2004 until June 30, 2012. The options may only be exercised by purchasing shares. No cash settlement is possible.

	2002

	Number of	Exercise
	options	price

		(€)
Outstanding options at January 1	0	0
Granted	999,650	56.74
Forfeited	(10,800)	56.74

Outstanding options at December 31	988,850	56.74

     ALTANA Investment 2000, 2001 and 2002

      Since 2000, the Company has initiated a plan every year for employees (ALTANA Investment plans) in 14 European countries, the United States of America and Canada, who were not eligible to participate in the stock option plans.

      Each investment plan consists of two components. The first component entitled eligible employees to purchase a specific number of shares based on their respective incomes at a fixed price per share, the lowest quoted price of the Company’s shares the day when the management board approved the plans. A discount was granted for a specified number of shares purchased by each participant. The Company sold the respective shares in December of each respective year to the employees, with the exception of the employees of the U.S. subsidiaries in 2001. For employees unable to receive shares directly from the Company due to statutory reasons, the Company provided the cash equivalent of the benefit received by other employees participating in the plan.

      Under the second component, employees received one option for each share purchased. The options become exercisable two years after the grant date and expire two years later. The options entitle holders to receive cash in an amount equal to the difference between exercise price and the market price of the Company’s shares on the date on which the options are exercised.

	Plan	Plan	Plan
	2002	2001	2000

Share purchase component
Shares sold to employees	104,615	126,572	284,393
Exercise price	46.00	47.00	27.08
Discount granted	30.0%	30.0%	23.0%
Discount granted for maximum shares for each employee	32 shares	37 shares	20 shares

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

	Plan	Plan	Plan
	2002	2001	2000

Options component
Options granted	115,428	165,797	305,898
Options forfeited	(3,499)	(9,372)	(19,996)
Options exercised	0	0	(47,131)
Exercise price	46.00	47.00	27.08
Date of grant	October 1, 2002	October 1, 2001	October 1, 2000
Exercise of the options beginning	October 1, 2004	October 1, 2003	October 1, 2002
Expiration of the options	October 1, 2006	October 1, 2005	October 1, 2004

Compensation expense

      Compensation expense under the foregoing plans for the years ended December 31, 2002, 2001 and 2000 totaled € 2.4 million, € 3.6 million and € 6.9 million, respectively. Compensation expense in 2002, 2001 and 2000, respectively, included € 1.2 million, € 1.9 million and € 4.9 million for the discount on the share purchase component of ALTANA Investment 2002, 2001 and 2000, as there is no vesting period.

(14) Employee benefit obligations

      The provisions for the Company’s pension benefit and other post-retirement obligations are as follows:

	At December 31,

	2002	2001

Provision for pensions	245,546	244,141
Provision for other post-retirement benefits	1,498	646

	247,044	244,787

      Employee benefit obligations relate mainly to the German plans. The defined benefit obligation is calculated based on the expected compensation level or retirement benefit, the years of service and the expected discount rate.

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

      Some non-German pension commitments are funded by plan assets maintained by trust funds. Fund assets consist of equity and debt securities as well as real estate.

	2002		2001

	German	Non-German	German	Non-German
	Plans	Plans	Plans	Plans

Defined benefit obligation
Balance at January 1	207,804	55,894	192,743	41,946
Changes in reporting entities	(7,510)	(1,951)	(3,251)	5,936
Translation adjustment	0	(8,228)	0	1,686
Service cost	5,112	3,088	4,179	2,513
Interest cost	11,989	3,250	12,298	2,857
Actuarial (gains) losses	(3,473)	4,975	9,706	2,768
Plan amendments	1,543	(34)	0	0
Other changes	(29)	(358)	(15)	(498)
Benefits paid	(8,208)	(1,418)	(7,856)	(1,314)

Balance at December 31	207,228	55,218	207,804	55,894

Plan assets
Balance at January 1	0	41,416	0	35,927
Changes in reporting entities	0	0	0	5,248
Translation adjustment	0	(5,560)	0	1,854
Actual loss on plan assets	0	(4,236)	0	(979)
Employer contribution	0	630	0	325
Benefits paid	0	(1,300)	0	(959)

Balance at December 31	0	30,950	0	41,416

Reconciliation of funded status
Funded status at December 31	207,228	24,268	207,804	14,478
Unrealized net gains (losses)	21,137	(7,087)	19,056	2,803

Net amount recognized at December 31	228,365	17,181	226,860	17,281

      The following table provides the underlying actuarial assumptions for the pension plans:

	At December 31,

	2002		2001

	German	Non-German	German	Non-German
	Plans	Plans	Plans	Plans

Weighted average assumptions
Discount rate	5.7%	6.7%	6.0%	6.9%
Expected return on plan assets	0	8.6%	0	8.7%
Rate of compensation increase	3.0%	4.6%	3.5%	4.7%
Rate of pension increase	1.5%	0	2.0%	0

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

      The components of net periodic pension costs were as follows:

	For the years ended December 31,

	2002		2001		2000

	German	Non-German	German	Non-German	German	Non-German
	Plans	Plans	Plans	Plans	Plans	Plans

Service cost	5,112	3,088	4,179	2,513	4,848	2,458
Interest cost	11,989	3,250	12,298	2,857	11,704	2,504
Plan amendments	1,543	(34)	0	0	0	0
Expected return on plan assets	0	(2,370)	0	(3,192)	0	(3,047)
Actuarial (gains) losses	(1)	0	603	(420)	0	(860)

Net periodic pension costs	18,643	3,934	17,080	1,758	16,552	1,055

      The provision for other post-retirement benefits pertains to post-retirement health care and life insurance benefits for employees of the Company’s U.S. subsidiaries and other similar obligations.

(15) Accrued liabilities

		Sales and
		marketing
	Employees	costs	Warranty	Other	Total

Balance at January 1, 2002	91,372	55,349	10,700	55,915	213,336
Additions	61,518	72,429	2,148	33,418	169,513
Utilization	(50,390)	(51,379)	(2,126)	(18,178)	(122,073)
Release	(2,723)	(2,536)	(366)	(5,439)	(11,064)
Translation adjustment	(4,253)	(3,272)	(972)	(4,169)	(12,666)
Changes in reporting entities	(2,474)	(74)	(92)	(778)	(3,418)

Balance at December 31, 2002	93,050	70,517	9,292	60,769	233,628

Thereof short-term
at December 31, 2001					169,642
at December 31, 2002.					192,883

      The personnel related provisions encompass provisions for special bonuses, as well as anniversary, paid vacation and employee incentive plans. Accrued liabilities for sales and marketing pertain to discounts and rebates and marketing studies. Provisions for warranty cover commitments in connection with goods delivered and services rendered.

      The items included in other provisions are primarily related to taxes other than income taxes and similar fees, pending litigation, legal costs, professional fees, costs for clinical studies and research, and the estimated total settlement for DAT lawsuit (see Note 30).

      The release of the accrual for DAT totaling € 3.4 million is shown under “Other” and results from the decrease of the share price of ALTANA shares on the balance sheet date compared to the prior year.

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

(16) Debt

	At December 31,

	2002		2001

		Due		Due
		within		within
	Total	one year	Total	one year

Borrowings from banks	73,905	28,372	82,417	32,390
Profit-sharing certificates	8,553	8,553	8,672	8,672
Herbert Quandt Foundation	25,586	25,586	25,656	25,656
Lease obligations	3,765	659	4,170	1,175
Other	4,706	277	5,800	891

	116,515	63,447	126,715	68,784

      For the years ended December 31, 2002, 2001 and 2000, weighted average interest rates for borrowings from banks were 6.07%, 4.92% and 5.21%, respectively.

      As of December 31, 2002 and 2001, respectively, bank borrowings included € 19.8 million and € 25.3 million denominated in foreign currencies other than euro. Of these borrowings, an amount of € 15.5 million and € 25.3 million was denominated in U.S. dollars as of December 31, 2002 and 2001, respectively. Additionally € 4.3 million were denominated in Brazilian Real as of December 31, 2002.

      Bank borrowings of € 1.3 million and € 1.7 million were secured by mortgages (land) as of December 31, 2002 and 2001, respectively.

      Profit-sharing certificates are held by German employees of the Company, who are entitled to receive interest at a rate equal to the higher of the Company’s dividend rate in any given year and 7%. The Company ceased issuing such certificates in 2000. For the year ended December 31, 2002 and 2001, respectively, the effective interest rate was 105.6% and 98.6% on these certificates. Amounts in excess of 7% are recorded as compensation expense.

      The Herbert Quandt Foundation is a non-profit foundation, established in 1980, that promotes scientific and cultural research activities and supports civic responsibility projects. The Company donated € 14.8 million to the Foundation in 2001. In turn, the Foundation deposited all its funds at the time, totaling € 25.7 million, with ALTANA. The deposit, based on an interest rate equaling the discount rate (“Basiszinssatz der Deutschen Bundesbank”) plus 3% (subject to minimum rate of 8%), is considered short-term since it may be called at any time by the Foundation.

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

      At December 31, 2002 the aggregate amounts of indebtedness maturing during the next five years and thereafter are as follows:

Due in 2003	62,788
Due in 2004	6,845
Due in 2005	4,809
Due in 2006	4,816
Due in 2007	4,376
Due thereafter	29,116

Total	112,750
Lease obligations	3,765

Total debt	116,515

(17) Other liabilities

      Other liabilities consist of the following:

	At December 31,

	2002		2001

		Due		Due
		within		within
	Total	one year	Total	one year

Payroll taxes	16,559	16,559	21,442	21,442
Employees and social security contributions	19,705	17,082	19,214	18,069
Commissions	4,284	4,284	5,786	5,786
Debit notes to customers	2,634	2,634	3,295	3,295
Balances due to related parties	6,621	6,621	1,554	1,554
Other	21,441	18,302	22,771	20,351

	71,244	65,482	74,062	70,497

(18) Deferred income

      Under the terms of the Company’s licensing agreement with Wyeth Inc., USA, acting through one of its subsidiaries, Wyeth Pharmaceutical (“Wyeth”), the Company granted Wyeth an exclusive license to carry out certain manufacturing tasks with respect to semi-finished Pantoprazole-based products supplied by the Company and to distribute the resulting drugs in the U.S. market. Wyeth agreed to pay the Company a specified percentage of its net sales of the product subject to a minimum price. Due to the direct link between Wyeth’s sales price and the amount the Company will ultimately realize, revenue for the products delivered to but not yet sold by Wyeth as of the balance sheet date are recognized at the amount of the minimum price. The difference between the minimum price and the price charged is treated as deferred income.

      In 2002, the Company and Pharmacia Corporation (“Pharmacia”) announced the signing of an agreement under which the pharmaceuticals segment of the Company grants Pharmacia certain rights and licenses to its technology. The purpose of the agreement is to collaborate in the development and commercialization of the Company’s drug, Roflumilast, for the expected treatment of respiratory diseases and conditions, including asthma and chronic obstructive pulmonary disease (COPD). Under the agreement, the

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

companies will co-develop Roflumilast for the United States, Europe and other markets (excluding Japan) to generate the pre-clinical and clinical data needed to obtain regulatory approvals. Following regulatory approval, the Company grants Pharmacia the right to co-promote the product together with the Company in the United States and other major markets (excluding Japan). The Company received an up-front payment in 2002 under the agreement of € 33.4 million. Consistent with the Company’s revenue recognition policy for up-front payments, € 22.3 million of this payment will be recognized on a straight-line basis over the expected development period through final regulatory approval since the amount is non-refundable and not contingent upon development results or regulatory approval. The balance of € 11.1 million is refundable in the event regulatory approval is not achieved and is therefore being deferred in full through final approval. The amount recognized as revenue in 2002 was not material and is reported as other operating income (Note 20). See Note 31, subsequent events, regarding an additional payment received in 2003.

      A similar agreement for the joint development and marketing of Roflumilast in Japan was entered into with Tanabe Seiyaku Co., Ltd., Japan, at the end of 2002. The Company received an up-front payment in 2002, which will be recognized as revenue on a straight-line basis over the period through final regulatory approval. Related deferred revenue and revenue recognized in 2002 was insignificant.

(19) Financial instruments

Risk management and financial instruments

      The Company conducts business on a global basis in numerous major international currencies and is, therefore, exposed to adverse movements in foreign currency exchanges rates. Derivative financial instruments are used to reduce various types of markets risks. The Company does not invest in derivatives for trading purposes.

      The Company has established policies and procedures for risk assessment of derivative financial instrument activities. The Company has a decentralized risk management strategy, whereby the subsidiaries use derivative financial instruments, including forward foreign exchange contracts, to hedge foreign currency denominated assets and liabilities, firm commitments and forecasted foreign currency transactions and occasionally use interest rate swaps to hedge exposure to interest rate risk on debt obligations. At December 31, 2002 no derivative financial instruments were used to hedge forecasted foreign currency transactions fluctuations.

      By their nature, all such instruments involve risk, including market risk and credit risk of non-performance by counterparties, and the maximum potential loss may exceed the amount recognized in the balance sheets.

Credit risk

      The Company may be exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Counterparties to the Company’s financial instruments represent, in general, well established financial institutions. The Company does not have a significant exposure to any individual counterparty and at December 31, 2002 and 2001, in management’s opinion the probability of non-performance of the counterparties was low.

Interest rate risk

      The Company is exposed to interest rate fluctuations. A substantial part of the interest rate sensitive assets and liabilities relate to marketable securities, cash equivalents and debt. The Company utilizes very limited financial instruments to hedge these risks.

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

Forward foreign exchange contracts

      The Company uses various derivative financial instruments (generally forward foreign exchange contracts und foreign currency swaps) in order to hedge foreign currency denominated assets and liabilities, firm commitments and forecasted foreign currency transactions. The amounts recorded on the balance sheets do not always represent amounts exchanged by the parties and, thus, are not necessarily a measure of the exposure of the Company through its use of derivatives. The maturity dates of the forward contracts are linked to the anticipated cash flows of the Company. Generally, the contracts do not exceed a one-year maturity period.

      The notional amounts of forward foreign exchange contracts as of December 31, 2002 and 2001 amount to € 68.5 million and € 75.4 million, respectively.

Fair value of financial instruments

      The fair values of financial instruments are equal to the prices at which these instruments could be sold to third parties. These fair values are determined on the basis of market data and valuation methods described below:

	At December 31,

	2002		2001

	Carrying	Fair	Carrying	Fair
	value	value	value	value

Financial instruments
Assets
Long-term investments	10,649	10,649	20,898	20,898
Trade accounts receivable	381,274	381,274	377,829	377,829
Marketable securities	260,648	260,648	297,972	297,972
Cash and cash equivalents	322,874	322,874	254,453	254,453
Liabilities
Borrowings from banks	73,905	73,905	82,417	82,417
Trade accounts payable	149,915	149,915	174,393	174,393
Other	4,706	4,706	5,800	5,800
Derivative financial instruments
Assets — Currency contracts	3,700	3,700	191	191
Liability — Currency contracts	0	0	861	861
Liability — Interest rate swap contracts	(78)	(78)	0	0

      The fair values of financial assets and marketable securities are determined on the basis of quoted market prices.

      The profit sharing certificates and the debt due to Herbert Quandt Foundation are not included in the table since their market value is not readily determinable. Fair values of the debt due to the Herbert Quandt Foundation and the profit sharing certificates are not readily determinable primarily since the maturity date is unknown. Additionally, investment interests below 20% in a number of entities whose fair values can not be reliably measured, are valued at cost of € 4.5 million and € 4.2 million as of December 31, 2002 and 2001, respectively, and are also excluded from the table.

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

      The carrying amount of cash and cash equivalents, accounts receivable and accounts payable approximate their fair value due to the short-term maturities of these instruments. The carrying value of borrowings from banks approximates the fair value. Cash and cash equivalents consist nearly exclusively of bank claims.

(20) Other operating income

	For the years ended
	December 31,

	2002	2001	2000

Up-front payments — license agreements	7,949	306	8,555
Gain on sale of subsidiaries and product line	12,565	8,180	0
Reimbursements	18,729	7,483	11,315
Contract termination settlement	0	0	18,406
Release of accruals	7,658	3,067	8,224
Reduction of DAT provision (Note 30)	3,406	0	0
Gains on disposal of fixed assets	6,284	4,264	2,695
Foreign exchange gains, net	0	0	739
Other	22,480	15,764	5,692

	79,071	39,064	55,626

(21) Other operating expenses

	For the years ended
	December 31,

	2002	2001	2000

Amortization of goodwill	20,281	19,345	16,927
Write-off of receivables	3,659	1,825	4,696
Losses on disposal of fixed assets	4,879	1,589	1,857
Foreign exchange losses, net	7,729	8,251	0
Charitable contributions	6,253	2,630	3,071
Special welfare contributions	6,746	1,967	2,912
Impairment charges	0	10,527	6,902
Other	26,784	16,781	16,301

	76,331	62,915	52,666

      Foreign exchange gains and losses are shown net as follows:

	For the years ended
	December 31,

	2002	2001	2000

Foreign exchange gains	5,261	5,126	7,134
Foreign exchange losses	(12,990)	(13,377)	(6,395)

Net (loss) gain	(7,729)	(8,251)	739

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

(22) Net income from affiliated and associated companies

	For the years ended
	December 31,

	2002	2001	2000

Dividends received	855	911	222
Losses from associated companies	(6)	(14)	(155)

Total	849	897	67

(23) Interest income, net

	For the years ended December 31,

	2002	2001	2000

Interest income	20,600	27,430	30,495
Interest expense	(8,495)	(7,629)	(10,953)

Net interest income	12,105	19,801	19,542

(24) Other financial (expense) income, net

	For the years ended December 31,

	2002	2001	2000

Gain on disposal of marketable securities	7,411	5,238	9,816
Other financial income	0	10	434

Total other financial income	7,411	5,248	10,250
Other than temporary impairment charges on long-term investments and marketable securities	(11,602)	(712)	(2,152)
Losses on disposal of marketable securities	(19,709)	(109)	(6,179)
Other financial expenses	(924)	(937)	(873)

Total other financial expenses	(32,235)	(1,758)	(9,204)

Other financial (expense) income, net	(24,824)	3,490	1,046

      In 2002, impairment charges relate to other than temporary declines in market value of marketable securities and the 8.3% investment in GPC.

(25) Income taxes

      Income before income taxes and minority interests is attributable to the following geographic regions:

	For the years ended December 31,

	2002	2001	2000

Germany	389,695	400,045	185,232
Foreign	136,854	143,713	144,071

	526,549	543,758	329,303

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

      Income tax expense for these geographic regions is as follows:

	For the years ended December 31,

	2002	2001	2000

Germany	156,162	160,129	89,890
Foreign	71,652	60,457	54,848

Total current taxes	227,814	220,586	144,738
Germany	(27,187)	3,703	(222)
Foreign	1,541	(8,190)	5,959

Total deferred taxes	(25,646)	(4,487)	5,737

Total income tax expense	202,168	216,099	150,475

      The German corporate tax law in effect for the Company’s fiscal year ended December 31, 2000 applied a split corporate income tax rate for retained earnings and for distributed earnings. In October 2000, a new German corporate tax law was enacted that eliminated the split income tax rate. Effective for the Company’s fiscal years 2001 and 2002, a uniform corporate tax of 25%, plus 5.5% solidarity surcharge on corporate tax is applicable in Germany.

      Prior to this change, retained earnings were subject to a 40% corporate tax rate, plus a 5.5% solidarity surcharge on corporate tax. Upon distribution, the corporate tax rate was reduced to 30%. The deferred tax assets and liabilities as of December 31,1999 arising form temporary differences in Germany were calculated using the 30% distributed corporate tax rate.

      In addition, all German companies pay a trade tax rate of approximately 12% (varies by principality) after corporate tax benefit. Therefore, the combined statutory income tax rate applied for the year ended December 31, 2000 was 43%.

      In connection with the enactment of the new German corporate tax law on October 23, 2000, deferred tax assets and liabilities have been recalculated assuming the new uniform tax rate. This change resulted in a decrease in the combined statutory income tax rate to 39%, reducing deferred income tax expense by € 1.8 million for the year ended December 31, 2000.

      Legislation was enacted in September 2002 that will increase the corporate tax rate for 2003 by 1.5% to 26.5%, plus a 5.5% solidarity surcharge on corporation tax incurred. The change will result in an increase of the combined statutory income tax rate to 40% for the year ended December 31, 2003, and resulted in an insignificant reduction in the deferred tax benefit for the year ended December 31, 2002. The increase in corporate tax rate applies only for 2003 and will be eliminated for periods after that.

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

      For the years ended December 31, 2002, 2001 and 2000, expenses differed from the amounts computed by applying the combined statutory income tax rate of 39% in 2002 and 2001 and 43% in 2000 as follows:

	For the years ended December 31,

	2002	2001	2000

Income before taxes and minority interests	526,549	543,758	329,303
Computed income tax expense at the combined statutory income tax rate	205,354	212,066	141,600
Non-deductible expenses and losses	34,309	16,583	12,947
Foreign tax rate differential	(2,696)	(10,088)	(9,531)
Impact of IAS 12 (revised 2000)	0	23,220	0
Tax credits on dividends	(16,017)	(13,518)	0
Tax free income	(17,311)	(12,721)	0
Other	(1,471)	557	5,459

Total	202,168	216,099	150,475

Effective income tax rate	38.4%	39.7%	45.7%

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

      Deferred income tax assets and liabilities relate to the following items:

	At December 31,

	2002	2001

Assets
Intangibles	10,290	14,644
Property, plant and equipment	11,624	9,494
Inventories	14,138	8,207
Receivables and other assets	7,558	4,844
Pension and other post-retirement benefits	23,652	25,988
Other provisions	12,679	18,474
Other liabilities	5,082	3,069
Deferred revenue	28,442	12,054
Tax loss carry-forwards	1,567	1,361
Other	4,086	1,516

Deferred tax assets	119,118	99,651
Liabilities
Property, plant and equipment	(42,635)	(35,920)
Financial assets	(122)	(3,042)
Inventories	(8,733)	(7,236)
Receivables and other assets	(9,847)	(3,648)
Gain deferred for tax purposes	(8,618)	(10,125)
Other provisions	(790)	(4,989)
Liabilities	(4,178)	(3,118)
Other	(1,986)	(10,124)

Deferred tax liabilities	(76,909)	(78,202)

Deferred tax assets, net	42,209	21,449

      Net deferred income tax assets and liabilities are as follows:

	At December 31,

	2002	2001

Long-term deferred tax assets	68,208	41,276
Long-term deferred tax liabilities	(25,999)	(19,827)

Long-term deferred tax assets, net	42,209	21,449

      At December 31, 2002, the Company had tax loss carry-forwards of € 30.4 million (2001: € 39.9 million), of which € 18.0 million (2001: € 29.7 million) have unlimited carry-forward periods and € 12.4 million (2001: € 9.3 million) expire before 2007. No deferred tax assets were recognized on tax loss carry-forwards of € 24.8 million and € 38.5 million as of December 31, 2002 and 2001, respectively, because the future use of these unused tax losses is not estimated to be probable.

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

      At December 31, 2002, a deferred tax liability has not been provided for the excess in the amount of € 265 million for financial reporting under IFRS/IAS over the tax basis of certain investments in foreign subsidiaries that are essentially permanent in duration. These amounts become taxable upon a repatriation of earnings from the subsidiaries. It is not practicable to estimate the amount of the unrecognized deferred tax liability for these undistributed earnings.

      There are tax benefits in the amount of € 1.0 million for future dividend payments.

(26) Personnel expenses

	For the years ended December 31,

	2002	2001	2000

Wages and salaries	418,824	392,989	356,423
Social security contributions	88,340	81,554	73,458
Expenses for pensions and other post-retirement benefits	28,323	20,586	22,918

Total personnel expenses	535,487	495,129	452,799

      The expenses were incurred for the following average number of employees during the year:

	2002	2001	2000
Number of employees by segment
Pharmaceuticals	7,406	6,779	6,538
Chemicals	2,259	2,193	1,990
Holding company	48	38	29

Total	9,713	9,010	8,557

      The pro rata consolidated companies had on average 202, 78 and 242 employees for the years ended December 31, 2002, 2001 and 2000, respectively, which are included proportionately. The above figures include 218, 195 and 219 interns for the years ended December 31, 2002, 2001 and 2000, respectively.

(27) Commitments and contingencies

Research and development agreements

      As part of its research activities, the Company has entered into various long-term research agreements with research and development providers to collaborate on the discovery, development and commercialization of pharmaceutical drugs. Under these agreements, the Company provides research funding over the agreed upon service period. In addition, cost reimbursements, license fees, milestone payments, and royalties may be required to be paid depending on the terms of the respective agreement and the outcome of the research activities. The amounts presented below reflect the minimum payments which will be required under these agreements, as well as milestone based amounts the Company currently estimates it will be required to pay in the years reflected:

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

2003	56,530
2004	54,300
2005	37,262
2006	22,032
2007	10,531
Thereafter	33

Total	180,688

Guarantees and other commitments

	At December 31,

	2002	2001

Commitments for capital expenditures	87,518	76,746
Guarantee for pension obligations of disposed business	15,531	15,838
Other	3,962	3,627

Total	107,011	96,211

      In 1995, the Company sold its dietetics business line. In accordance with the German Civil Code, the Company remains liable for the pension commitments for holders of annuities and prospective beneficiaries since the sale was consummated as an asset transaction. The Company is obligated to make payments on demand of the former employees, but has the right of refund from the acquiror according to the purchase agreement. No payments have been requested.

Rental and lease arrangements

      The Company rents and leases equipment used in its operations. These leases are classified as either operating or capital leases. The lease contracts expire on various dates through 2010.

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

      Future minimum lease payments for non-cancelable operating and capital leases at December 31, 2002 are:

	Capital	Operating
	leases	leases

2003	670	14,709
2004	567	10,931
2005	488	8,552
2006	431	6,929
2007	216	4,945
After 2007	1,663	14,806

Total minimum lease payments	4,035	60,872

Less amount representing interest	(270)

Present value of lease payments	3,765
Less current portion	(659)

Non-current lease obligations	3,106

      Total rent expense was € 30.6 million, € 29.9 million and € 26.8 million for the years ended December 31, 2002, 2001 and 2000, respectively.

(28) Related party transactions

      Susanne Klatten is considered a related party, as she owns 50.1% of the shares of ALTANA AG. She is Deputy Chairwoman of the supervisory board. During the years reported there were no transactions between her and the Company except for dividends distributed and the regular compensation for her function on the supervisory board. Mrs. Klatten is also chairwoman of the board of counselors of the Herbert Quandt Foundation, and Dr. h. c. Nikolaus Schweickart, the chairman of the Company’s management board, serves as the chairman of the board of the Herbert Quandt Foundation.

      Additionally, Susanne Klatten is shareholder and member of the supervisory board of Bayerische Motoren Werke AG. In the years reported the Company has purchased company cars from the BMW group. These transactions are not disclosed separately as they are insignificant to the Company’s financial statements and are carried out at normal third party terms.

      Affiliated companies, joint ventures and associated companies are considered related parties. Balances due to and due from related parties are recorded in other assets, other liabilities and debt as they are not material. Balances and transactions with unconsolidated subsidiaries are included in the amounts disclosed below.

	At December 31,

	2002	2001

Balances due from related parties	1,143	2,224
Balances due to related parties	(6,621)	(1,554)
Deposit from Herbert Quandt Foundation	(25,586)	(25,656)

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

Related party transactions

	For the years ended
	December 31,

	2002	2001	2000

Sales	134	1,437	891
Services and goods acquired	(977)	(746)	(32,123)
Rent expense	(849)	(570)	(690)
Interest income	12	0	41
Interest expense	(1,366)	(884)	(912)

(29) Compensation of the supervisory board and management board

      If the proposal regarding the distributed dividend for 2002 is approved at the annual shareholders’ meeting the compensation of the supervisory board will amount to € 1,704, € 1,661 and € 1,391 for the years ended December 31, 2002, 2001 and 2000, respectively. Of the compensation for 2002, 2001 and 2000, respectively, € 0.1 million are fixed. The variable portion is € 1.6 million for 2002 and 2001, respectively, and € 1.3 million for 2000.

      The fixed compensation for each member of the supervisory board amounts to € 5 a year. The variable compensation amounts to € 1.5 for every percent of the dividend, exceeding 4% of the share capital, that is approved at the annual shareholders’ meeting. The chairman receives three times these amounts, the deputy chairman receives two times these amounts.

      The total compensation for the management board was € 6,434, € 5,684 and € 4,790 for the years ended December 31, 2002, 2001 and 2000, respectively. Of this amount for 2002, € 784 relate to payments for 2001 and a one time reimbursement for cost. The total compensation for 2002 in the amount of € 5,650 is attributable to the members of the management board as follows:

	Fixed	Variable	Total
	Compensation	Compensation	Compensation

	(in € thousand)
Dr. h. c. Nikolaus Schweickart (Chairman)	498	1,208	1,706
Dr. Hermann Küllmer	340	734	1,074
Dr. Hans-Joachim Lohrisch	371	962	1,333
Dr. Klaus Oehmichen (until September 30, 2002)	181	971	1,152
Dr. Matthias L. Wolfgruber (since July 1, 2002)	156	229	385

Total	1,546	4,104	5,650

      The variable compensation of active members of the management board is based on operating income before amortization of goodwill (EBITA) and return on capital employed (ROCE).

      Additionally, the members of the management board receive variable compensation in the form of stock options for management as a long-term incentive. The compensation expense for these stock option plans amounted to € 143, € 128 and € 312 for the years ended December 31, 2002, 2001 and 2000, respectively.

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

      The following table presents the important information regarding the stock option plans attributable to the members of the management board. The exercise of the options is contingent upon specific conditions. See Note 13 “Employee incentive plans” for a description of the stock options plans.

		Thereof
	Total	SOP 2002

Dr. h. c. Nikolaus Schweickart (Chairman)
Options outstanding as of December 31, 2002	97,000	40,000
Value at the day of grant	1,773	1,080
Intrinsic value as of December 31, 2002	587	0

Dr. Hermann Küllmer
Options outstanding as of December 31, 2002	57,000	30,000
Value at the day of grant	1,261	810
Intrinsic value as of December 31, 2002	29	0

Dr. Hans-Joachim Lohrisch
Options outstanding as of December 31, 2002	79,500	30,000
Value at the day of grant	1,377	810
Intrinsic value as of December 31, 2002	579	0

Dr. Klaus Oehmichen (until September 30, 2002)
Options outstanding as of December 31, 2002	57,000	30,000
Value at the day of grant	1,261	810
Intrinsic value as of December 31, 2002	29	0

      The value of the options at the day of grant is calculated based on the Black Scholes/Binominal option pricing model. The value of the options as of December 31, 2002 is calculated as the difference of the share price on that date and the exercise price. Of the stock option program 1999, Dr. h. c. Nikolaus Schweickart exercised 3,800 options on January 11, 2002 and 10,400 on April 4, 2002. Dr. Hermann Küllmer exercised 15,000 options on July 10, 2002 and 12,000 Options on July 11, 2002. Dr. Klaus Oehmichen exercised 27,000 options on September 18, 2002 under the stock option program 2000.

      For prior members of the management board and their surviving dependents, a pension accrual in the amount of € 6,824 and € 5,701 is recorded as of December 31, 2002 and 2001, respectively. The compensation expense totaled € 600, € 537 and € 436 for the years ended December 31, 2002, 2001 and 2000, respectively.

(30) Litigation

Deutsch-Atlantische Telegraphen AG

      In 1988, a group of minority shareholders of DAT brought a legal action against the Company in connection with an exchange offer made to these minority shareholders.

      After consideration of the case, both the Landesgericht Köln and the Oberlandesgericht Düsseldorf stated that the 1.4 shares offered to the former shareholders was fair consideration. However, in 1999 the Federal Constitutional Court of Germany overturned this ruling stating that the fair value should be determined based on a higher market value for DAT shares.

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

      On March 12, 2001, the German Federal Supreme Court (Bundesgerichtshof, BGH) ruled that the exchange ratio must be based on the average market price of the shares to be exchanged during the three months preceding the approval by majority shareholders of DAT to sell its shares to the Company. The BGH referred the appeal back to a lower court (Landgericht Köln).

      The expected settlement is recorded as contingent consideration based on the Company’s best estimate of the exchange of 3.45 ALTANA shares for one DAT share. However, since all of the assets of DAT were either sold or written off in connection with the Company’s restructuring plan in 1995, the additional consideration was expensed immediately as an impairment expense. As of December 31, 2002, consideration expected to be settled by the Company by issuance of shares has been measured at € 13.8 million based on the Company’s share price at December 31, 2002. The portion of the settlement expected to be paid in cash is € 2.3 million. The estimated total settlement of € 16.1 million is recorded as an accrual. The final settlement is subject to change based on the final exchange ratio and the market value of ALTANA’s stock on the date of the settlement (Note 31).

      In 2001, the addition of the accrual was recorded in other operating expenses. In 2002, the reduction of the accrual (€ 3.4 million) due to the decrease in ALTANA’s share price at the balance sheet date was recorded in other operating income.

Other litigation and potential exposures

      From time to time, the Company is party to or may be threatened with other litigation arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters. The ultimate outcome of these matters is not expected to materially affect the Company’s financial position, results of operations or cash flows.

(31) Subsequent events

      On January 15, 2003, the district court decided that the consideration of the former DAT shareholders (Note 30) should be based on a conversion ratio of 3.45 shares of ALTANA for one share of DAT. The Company has appealed against that ruling.

      After December 31, 2002, the Company received a milestone payment of € 28.1 million under the agreement with Pharmacia regarding the joint development of the drug Roflumilast.

      At the beginning of the second quarter 2003, one of our North American subsidiaries sold two product lines (Chromagen and StrongStart) of our pharmaceutical branch for U.S. dollar 27 million. These lines represented € 16 million of sales in 2002.

      In April 2003, we signed an agreement to acquire the electrical insulation business of Schenectady International, Inc. The transaction is subject to approval of the competent antitrust authorities and is expected to close by June 30, 2003. As part of the transaction, we will acquire 100% of the shares of Schenectady Europe GmbH, Hamburg, Germany, and 83% of the shares of Schenectady Beck India, a company listed on the Indian stock exchange. We will also acquire Schenectady’s electrical insulation business in the United States, the United Kingdom, South Africa, Brazil, Mexico, Canada and Australia. In 2002, Schenectady’s electrical insulation business had revenues of U.S. dollar 91 million.

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

(32) German Corporate Governance Code

      On September 16, 2002, the management and supervisory boards of the Company signed the first corporate governance declaration in accordance with § 161 “German Stock Corporation Act” (AktG). This declaration is available on the website of the Company.

(33) Reconciliation to U.S. GAAP

      The consolidated financial statements of the Company have been prepared in accordance with IFRS/IAS. These principles and practices differ in various respects from U.S. GAAP. The differences affect net income for the years ended December 31, 2002, 2001 and 2000 and shareholders’ equity as of December 31, 2002 and 2001 as set out in the reconciliations below:

	Note	2002	2001	2000

Net income under IFRS/IAS		324,408	327,937	180,698
Adjustments
Goodwill	a	16,809	1,627	(2,236)
Intangible assets	b	(1,615)	(359)	0
Capitalization of interest on property, plant & equipment	c	2,364	1,186	1,272
Marketable securities	d	(481)	(8,258)	525
Employee incentive plans	e	8,761	(34,968)	(24,482)
Provisions for pensions and similar obligations	f	(283)	(600)	102
Voluntary termination benefits	g	2,818	934	5,692
Other accruals	h	(5,089)	4,042	(3,278)
Revenue recognition	i	1,803	1,803	(7,293)
Hyperinflation accounting	j	(1,192)	(1,292)	(1,255)
Other		(444)	735	1,336
Income tax effect of U.S. GAAP adjustments	k	(9,782)	13,381	12,199
Differences in accounting for income taxes	l	(334)	7,470	3,041

Net income under U.S. GAAP		337,743	313,638	166,321

Basic earnings per share under U.S. GAAP		2.47	2.28	1.20
Diluted earnings per share under U.S. GAAP		2.46	2.26	1.19

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

		At December 31,

	Note	2002	2001

Shareholders’ equity under IFRS/IAS		1,250,302	1,169,574
Adjustments
Goodwill	a	17,040	3,603
Intangible assets	b	10,225	11,840
Capitalization of interest on property, plant & equipment	c	5,402	3,132
Employee incentive plans	e	(16,795)	(37,480)
Provisions for pensions and similar obligations	f	4,091	4,374
Voluntary termination benefits	g	13,817	10,999
Other accruals	h	(495)	4,152
Revenue recognition	i	(16,397)	(18,200)
Hyperinflation accounting	j	2,563	4,749
Other		54	320
Income tax effect of U.S. GAAP adjustments	k	(1,965)	8,168
Differences in accounting for income taxes	l	(6,736)	(6,633)

Shareholders’ equity under U.S. GAAP		1,261,106	1,158,598

     a) Goodwill

      In accordance with IAS 22 “Business Combinations”, goodwill and negative goodwill arising out of business combinations completed prior to January 1, 1995 could be charged against retained earnings. Such a provision did not exist under APB No. 16 “Business Combinations”, which has resulted in a reinstatement and amortization of pre 1995 goodwill for U.S. GAAP purposes.

      In accordance with IAS 21 “The Effects of Changes in Foreign Exchange Rates”, goodwill and other fair value adjustments resulting from purchase business combinations that have not been recorded in the accounts of the foreign subsidiary may be recorded at the reporting currency for financial statement purposes. SFAS No. 52 “Foreign Currency Translation” requires goodwill and other fair value adjustments to be recorded in the functional currency of the acquired business and translated into the reporting currency, which results in an adjustment to goodwill and other net assets with a corresponding effect on depreciation and amortization expense as well as other comprehensive income.

      On January 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 142 required the Company to evaluate its existing intangible assets and goodwill and to make any necessary reclassification in order to conform with the new requirements at the date of adoption.

      Also, in connection with the transitional impairment evaluation, SFAS No. 142 required that the Company assess whether there was an indication that goodwill is impaired as of January 1, 2002. In this regard, the Company (1) identified its reporting units, (2) determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, (3) determined the fair value of each reporting unit, and (4) compared the carrying value and fair value of each reporting unit. Based on these procedures the Company did not identify any circumstances in which the carrying value of a reporting unit exceeded its fair value as of the SFAS No. 142 transitional date. In addition to the transitional impairment evaluation described above, the Company performed its first SFAS

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

No. 142 annual goodwill impairment test as of September 30, 2002 and found no indications of impairment. This evaluation was made based on the forecast calculations that were up-dated in September.

      Consistent with the provisions of SFAS No. 142 the Company ceased amortization of all goodwill effective January 1, 2002.

      In July 2001, the Financial Accounting Standard Board (“FASB”) issued SFAS No. 141 “Business Combinations”. SFAS No. 141 requires, among other things, that goodwill associated with acquisitions consummated subsequent to July 1, 2001 not be amortized, but rather tested for impairment on an annual basis. The acquisition of Epoxylite Corporation was consummated on July 18, 2001 and, therefore, amortization of goodwill totaling € 0.3 million in 2001 was reversed for U.S. GAAP purposes.

     b) Intangible Assets

      Under U.S. GAAP, Emerging Issues Task Force Issue (“EITF”) No. 98-11, “Accounting for Acquired Temporary Differences in Certain Purchase Transactions That Are Not Accounted for as Business Combinations” determines that the principle outlined in SFAS No. 109 should be used to record the assigned value of an asset in which the amount paid differs from the tax basis of the asset, that means deferred taxes are shown gross. Such a provision does not exist under IFRS/IAS. The assumption of a deferred tax liability as part of an acquisition of an intangible asset resulted in a larger asset for U.S. GAAP then for IFRS/IAS. As required by SFAS No. 142, the Company has also reassessed the useful lives and residual values of all recognized intangibles assets with determinable lives.

     c) Capitalization of interest on property, plant & equipment

      In accordance with IAS 23 “Borrowing Costs”, interest costs may be recognized as an expense in the period in which they are incurred. Under SFAS No. 34 “Capitalization of Interest Cost”, interest costs incurred must be capitalized on qualifying assets.

     d) Marketable securities

      Effective January 1, 2001, in accordance with IAS 39 (revised 2000), “Financial Instruments: Recognition and Measurement”, the Company classified all marketable securities as available-for-sale and, therefore, carried these securities at fair value with unrealized gains and losses, recorded in equity (revaluation reserve), net of tax. As prior years’ financial statements are not restated in accordance with IAS 39, the difference between the carrying amount and the fair value was recognized as an adjustment to equity (revaluation reserve) as of January 1, 2001.

      Under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, the Company’s marketable securities are classified as available-for-sale and carried at fair value with unrealized gains and losses recorded as a separate component of shareholders’ equity. In the reconciliation of net income, the adjustment pertains to the reclassification of unrealized losses to shareholders’ equity.

      Upon adoption of IAS 39 effective January 1, 2001, the recognition of fair value for marketable securities is no longer a reconciliation item.

     e) Employee incentive plans

      Under IFRS/IAS compensation expense for options granted under employee incentive plans is measured as the excess of the average cost of treasury shares acquired over the exercise price of the options where such

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

shares are designated to settle stock options. The expense is recognized in income over the applicable vesting period.

      In accordance with APB Opinion No. 25 “Accounting for Stock Issued to Employees” and related interpretations, compensation expense for variable options granted under employee incentive plans which are settled in cash (ALTANA Investment Plans), settled in cash or stock at the election of the employee (Stock Option Plans 1999 and 2000) or settled in stock (Stock Option Plans 2001 and 2002) is remeasured as the excess of the quoted market value of the shares at each balance sheet date over the exercise price, provided it is probable that performance requirements of the plan will be met. The expense is recognized through the measurement date or the exercise date, if no measurement date, based on the estimated number of shares to be issued.

      If compensation expense for stock based compensation under Stock Option Plans 2001 and 2002 had been based upon the fair value at the grant date, consistent with the methodology proscribed under SFAS No. 123, “Accounting for Stock Based Compensation”, the Company’s net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	2002	2001

U. S. GAAP Net income
As reported	337,743	313,638
Add: Stock-based employee compensation (income) expense included in reported net income, net of related tax effects of € 317 (2001: €(375))	(2,468)	3,246
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects of € 1,682 (2001: € 1,053)	(14,980)	(3,402)

Pro forma	320,295	313,482

Basic U.S. GAAP earnings per share
As reported	2.47	2.28
Pro forma	2.34	2.28
Diluted U.S. GAAP earnings per share
As reported	2.46	2.26
Pro forma	2.33	2.26

      The fair value of the stock options issued in conjunction with the Stock Option Plans 2001 and 2002 is estimated at the date of grant using the Black Scholes/Binominal option pricing model based on the following assumptions:

	Executive	Key Management
	option plan	option plan	Option plan

	2002	2002	2001

Expected dividend yield	1.3%	1.3%	1.68%
Expected volatility	42.41%	42.12%	37.5%
Risk-free interest rate	4.5%	4.5%	4.5%
Expected lives (in years)	10	10	5
Fair value per option (in €)	27.00	25.84	16.72

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

     f) Provisions for pensions and similar obligations

      Under IFRS/IAS, actuarial gains and losses were recognized immediately in income through the year ended December 31, 1999. Beginning in 2000, the Company elected the option to defer and amortize actuarial gains and losses exceeding a corridor of 10% (the “corridor approach”) over the average remaining service period of active employees.

      In accordance with SFAS No. 87, “Employers’ Accounting for Pensions”, the corridor approach has been applied in all periods presented.

      The reconciling item relates to the different effective dates for use of the corridor approach under IFRS/IAS and U.S. GAAP.

     g) Voluntary termination benefits

      In accordance with IAS 19 “Employee Benefits”, any plan incentive for voluntary termination benefits is recorded in its entirety based on the number of employees expected to participate in the plan.

      Under SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, the obligation for voluntary termination benefits is first recognized when the employee accepts the offer. The total costs of the benefits are accrued on a straight-line basis over the remaining service period, which for ALTANA ranges from zero to 60 months.

     h) Other accruals

      In accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”, an accrual should be recognized when an enterprise has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. An outflow of resources or other event is regarded as probable if the event is more likely than not to occur.

      Under SFAS No. 5 “Accounting for Contingencies”, an estimated loss from a loss contingency must be accrued if the contingency is probable and can be reasonably estimated. SFAS No. 5 uses the term “probable” to describe a future event in which the outcome is likely to occur. Accordingly, under U.S. GAAP, a higher recognition threshold is generally applied, and certain accruals recorded under IFRS/IAS in 2001 were reversed for U.S. GAAP purposes. This effect has been largely eliminated since the U.S. GAAP recognition criteria were satisfied in 2002.

     i) Revenue recognition

      The Company has entered into various license and supply agreements under which it received fixed up-front payments. The Company receives separate payments for the delivery of products under these agreements.

      In accordance with IAS 18 “Revenue”, such up-front payments received in connection with licensing agreements are recognized immediately or deferred over the respective period depending on each agreement’s specific facts and circumstances. If such payments are conditional on future events, recognition of revenue is deferred until the future events occur.

      In accordance with SAB No. 101, “Revenue Recognition in Financial Statements”, income resulting from up-front payments, even if non-refundable, is considered to be earned as the products are delivered over

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

the term of the arrangement or the expected period of performance, and generally should be deferred and recognized systematically over the periods that the fees are deemed to be earned.

     j) Hyperinflation accounting

      Under both IAS 29 “Financial Reporting in Hyperinflationary Economies” and SFAS No. 52 “Foreign Currency Translation”, an economy is considered hyperinflationary if cumulative inflation exceeds 100% over the most recent three year period. Based on these criteria, Mexico was no longer considered hyperinflationary for the years beginning January 1, 1998.

      For U.S. GAAP purposes, however, inflationary accounting was extended until January 1, 1999, because the AICPA International Practices Task Force concluded that although Mexico’s three-year cumulative inflation rate as of April 30, 1998 had dropped below 100% (93%), there was no sufficient evidence that this decline was “other than temporary”. The adjustment reflects this extension.

     k) Income tax effect of U.S. GAAP adjustments

      The adjustment relates to the current and deferred income tax effect of the above adjustments.

     l) Differences in accounting for income taxes

      Under IAS 12 (revised 2000), “Income Taxes”, deferred tax assets and liabilities are determined using the rate on distributed earnings. Tax benefits of future tax credits that will be realized when the previously taxed income is distributed are recognized as a reduction of income tax expense in the period when a liability to pay the dividend is recognized. Under the method of accounting the Company adopted prior to the application of IAS 12 (revised 2000), deferred tax assets and liabilities were computed using the rate on distributed earnings. Additionally, current and deferred tax assets were recognized for the tax benefits of future tax credits that would be realized when the previously taxed income was distributed. With the adoption of IAS 12 (revised 2000) as of January 1, 2001, current and deferred tax assets for the tax benefits of future tax credits that will be realized when the previously taxed income is distributed were written off through income tax expense. A tax benefit was recognized in 2002 and 2001 for the tax credit on the dividend that was declared and paid during 2002 and 2001, respectively.

      Under U.S. GAAP, Emerging Issues Task Force Issue (“EITF”) No. 95-10, “Accounting for Tax Credits Related to Dividend Payments in Accordance with FASB Statement No. 109”, deferred tax assets and liabilities are determined using the rate on undistributed earnings. Tax benefits of future tax credits that will be realized when the previously taxed income is distributed are recognized as a reduction of income tax expense in the period that the tax credits are included in the enterprise’s tax return. There were no tax credits for the distribution of previously taxed income included in the Company’s 2001 tax return and, consequently, no tax benefit recognized in 2001. A tax benefit was recognized in 2002 for the tax credit on the dividend that was declared and paid during 2002, since that tax credit was included in the Company’s 2002 tax return.

      In accordance with IAS 12, deferred taxes are not provided on a revaluation surplus that will only be taxable upon distribution or liquidation. For U.S. GAAP purposes, EITF No. 93-16, “Application of FASB Statement No. 109 to Basis Differences within Foreign Subsidiaries That Meet the Indefinite Reversal Criterion of APB Opinion No. 23” deferred taxes for a revaluation surplus are recorded if no mechanisms are available under the tax law to avoid eventual treatment of the revaluation surplus as taxable income.

      In accordance with IAS 12, a deferred tax asset or liability is not recognized for temporary differences that arise from the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting profit nor taxable profit. SFAS

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

No. 109, “Accounting for Income Taxes”, does not have a similar exception to the recognition of deferred tax assets and liabilities.

      In addition, SFAS No. 109 requires income taxes paid on intercompany profits on assets remaining within the group to be deferred and prohibits the recognition of a deferred tax asset for the difference between the tax basis of an asset in the buyer’s tax jurisdiction and their cost as reported in the consolidated financial statements. IAS 12 does not defer income taxes paid on intercompany profits and does not have a similar exception to the recognition of deferred tax assets.

      The above differences between IFRS/IAS and U.S. GAAP accounting for income taxes are summarized as follows:

	Shareholders’
	Equity		Net Income

	2002	2001	2002	2001	2000

Income tax consequences of distributions	—	—	—	10,337	1,745
Deferred taxes related to revaluation surplus	(1,428)	(1,075)	(353)	(1,075)	—
Deferred taxes arising upon initial recognition of an asset or liability	(5,718)	(6,876)	926	340	—
Income taxes paid on intercompany profits	410	1,318	(907)	(2,132)	1,296

	(6,736)	(6,633)	(334)	7,470	3,041

(34) Additional U.S. GAAP disclosures

Pro forma information on amortization of goodwill

      The following table reconciles net income adjusted to exclude amortization expense related to goodwill, assuming the adoption of SFAS No. 142 had occurred as of January 1, 2000:

	For the years ended
	December 31,

	2001	2000

Reported U.S. GAAP net income	313,638	166,321
Add back amortization of goodwill	25,952	19,163

Adjusted U.S. GAAP net income	339,590	185,484

U.S. GAAP earnings per share reported	2.28	1.20
U.S. GAAP earnings per share adjusted	2.47	1.34

      The changes in the carrying value of goodwill for the year ended December 31, 2002, are as follows:

	Pharmaceuticals	Chemicals	Total

Balance as of January 1, 2002	20,470	73,869	94,339
Goodwill acquired during the year	0	3,595	3,595
Goodwill written off related to sale of business unit	(9,258)	0	(9,258)
Translation adjustment	(2,079)	(2,792)	(4,871)

Balance as of December 31, 2002	9,133	74,672	83,805

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

Accounting for joint ventures

      The Company accounts for its investments in joint ventures using the pro rata consolidation method in accordance with IAS 31 “Financial Reporting of Interests in Joint Ventures”. Under U.S. GAAP, all investments in which the Company exercises significant influence, but does not exercise control, must be accounted for using the equity method. The differences in accounting between the proportional consolidation method and the equity method do not have an impact on shareholders’ equity or net income. The following summarizes the proportional effect of all such entities accounted for under the pro rata consolidation method.

	At December 31,

	2002	2001

Balance Sheet Information
Fixed assets	3,746	4,549
Other assets	7,186	5,562

Total assets	10,932	10,111

Shareholders’ equity	9,550	3,417
Accrued liabilities	927	935
Liabilities	455	5,759

Total liabilities and shareholders’ equity	10,932	10,111

	For the years ended
	December 31,

	2002	2001	2000

Income Statement Information
Net sales	17,650	11,777	31,424
Operating income (loss)	9,620	(50)	2,641
Net income (loss)	9,109	(214)	799
Cash Flow Statement Information
Net cash flow used in operating activities	1,625	(1,680)	4,226
Net cash flow used in investing activities	(4)	(2,869)	(401)
Net cash flow used in financing activities	0	3,739	(2,414)

Consolidated balance sheets

      Certain items in the consolidated balance sheets would be classified differently if presented under U.S. GAAP.

      In accordance with IFRS/IAS, all deferred tax assets and liabilities are classified as non-current. Under U.S. GAAP, deferred tax assets and liabilities would be classified as current or non-current based on the

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

classification for financial reporting of the related asset or liability. At December 31, 2002 and 2001, deferred tax assets and liabilities for U.S. GAAP were as follows:

	At December 31,

	2002	2001

Deferred tax assets — current	34,480	35,141
Deferred tax assets — non-current	17,762	24,040
Deferred tax liabilities — current	(1,097)	(8,940)
Deferred tax liabilities — non-current	(17,638)	(27,264)

Consolidated income statements

      Certain items in the consolidated income statements would be classified differently under U.S. GAAP. These items include the reversal of certain provisions and allowances that would generally be recorded in the same line item as the provision was originally recorded under U.S. GAAP rather than as other income. Shipping and handling costs totaling € 40.3 million, € 38.7 million and € 33.9 million, for the years ended December 31, 2002, 2001 and 2000, respectively, are included primarily in selling expenses.

Consolidated cash flow statements

      The consolidated cash flow statements are prepared in accordance with IAS 7. The Company’s non-cash investing and financing activities include capital lease obligations totaling € 1.6 million and € 2.7 million, for the years ended December 31, 2001 and 2000, respectively, and the sale during 2001 of one of the Company’s product lines for cash of € 4.0 million and a note receivable for € 5.2 million. For the year ended December 31, 2002, the sale of the Diagnostics companies totaling € 30 million is included.

Comprehensive income

      SFAS No. 130 “Reporting Comprehensive Income” requires the disclosure of changes in shareholders’ equity that do not result from transactions with shareholders (comprehensive income). Comprehensive income includes the following items:

	For the years ended December 31,

	2002	2001	2000

Net income under U.S. GAAP	337,743	313,638	166,321
Net unrealized gains (losses) on available-for-sale securities and impact of derivatives net of tax of € (682), € (1,461) and € 2,704 in 2002, 2001 and 2000, respectively	(8,219)	(5,793)	(2,262)
Foreign currency translation adjustments	(85,598)	423	7,302

Other comprehensive income (expense)	(93,817)	(5,370)	5,040

Comprehensive income	243,926	308,268	171,361

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

      Accumulated balances of other comprehensive income are as follows:

	Marketable	Foreign	Other
	securities and	currency	comprehensive
	derivatives	translation	income (loss)

Ending balance at December 31, 1999	1,828	(7,933)	(6,105)
Reclassification to net income, net of tax 2000	(1,698)	0	(1,698)
Net unrealized gains (losses), net of tax 2000	(564)	7,302	6,738

Ending balance at December 31, 2000	(434)	(631)	(1,065)
Reclassification to net income, net of tax 2001	1,806	0	1,806
Net unrealized gains (losses), net of tax 2001	(7,599)	423	(7,176)

Ending balance at December 31, 2001	(6,227)	(208)	(6,435)
Reclassification to net income, net of tax 2002	20,990	0	20,990
Net unrealized losses, net of tax 2002	(29,209)	(85,598)	(114,807)

Ending balance at December 31, 2002	(14,446)	(85,806)	(100,252)

      All of the unrealized losses from cash flow hedges amounting to € 0.05 million are likely to be recognized in income in 2003 and therefore will be reclassified from accumulated other comprehensive income to earnings.

Concentration of risks

      Statement of Position No. 94-6 “Disclosure of Certain Significant Risks and Uncertainties” requires the disclosure of certain significant risks and uncertainties. At December 31, 2002 and 2001, one customer accounted for 7.6% and 6.0% of trade accounts receivables. During the fiscal years 2002, 2001 and 2000, this same customer accounted for 14.1%, 8.6% and 4.0% of net sales, respectively.

New U.S. Accounting Pronouncements

      In June 2001, the FASB issued SFAS No. 143, “Accounting for Assets Retirement Obligations”. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated assets retirement costs. SFAS No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which incurs a legal obligation associated with the retirement of a tangible long-lived asset. SFAS No. 143 also requires the enterprise to record the contra to the initial obligation as an increase to the carrying amount of the related long-lived asset (i.e. the associated asset retirement cost) and to depreciate that cost over the remaining useful life of the asset. The liability is adjusted at the end of each period to reflect the passage of time (i.e. accretion expense) and changes in the estimated future cash flows underlying the initial fair value measurement. Enterprises are required to adopt SFAS No. 143 for fiscal years beginning after June 15, 2002. The Company will adopt SFAS No. 143 effective January 1, 2003, and is currently determining the impact of the adoption.

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It supersedes SFAS No. 121 and the accounting and reporting provisions of APB 30. SFAS No. 144 also amends ARB No. 51 “Consolidated Financial Statements” to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The provisions of SFAS No. 144 are

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company’s adoption of SFAS No. 144 in 2002 did not have a significant impact on the Company’s financial statements.

      In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. The Statement updates, clarifies and simplifies existing accounting pronouncements. The Company’s adoption of the statement did not have a significant impact on the Company’s financial statements.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 replaces previous accounting guidance provided by EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”, and requires companies to recognize costs associated with exit or disposal activities only when a liability for these costs has incurred (subsequent to a commitment to a plan) rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the Statement include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closings, or other exit or disposal activities. The provisions of SFAS No. 146 are to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 is not expected to have a material impact on the Company’s financial statements.

      In November 2002, the FASB issued Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, which adopts a characteristics based approach to identify contracts that qualify as guarantees, clarifies that a guarantor is required to recognize a liability for the non-contingent aspect of most guarantees at inception of the guarantee, provides guidance regarding measurement of any such liability and enhances the disclosure requirements of guarantors. The provisions of FIN 45 applicable to initial recognition and measurement of non-contingent liabilities associated with a guarantee are applicable to guarantees issued or modified after December 31, 2002. Management believes the adoption of these provisions will not have a material effect on the Company’s financial statements. The disclosure requirements of FIN 45 are effective for all interim and annual periods ending after December 15, 2002 and have been incorporated in these financial statements.

      In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities”, which provides guidance regarding the consolidation of certain entities in which equity investors do not have the characteristics of controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 introduces the concept of variable interest entities, explains how to identify a variable interest entity, and requires that the primary beneficiary of any variable interest entity consolidate that entity. FIN 46 also requires certain disclosures regarding variable interest entities if the reporting entity is the primary beneficiary of the variable interest entity or if that enterprise holds a significant variable interest in a variable interest entity but is not the primary beneficiary. A transferor of financial assets to a qualifying special-purpose entity (“QSPE”) subject to the reporting requirements of SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, is not required to consolidate that QSPE. The accounting provisions of FIN No. 46 are effective immediately for all variable interest entities created after January 31, 2003 and no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003 for variable interest entities created before February 1, 2003. Certain disclosure provisions of this Interpretation are effective for financial statements initially issued after January 31, 2003. The Company does not believe the adoption of FIN No. 46 will have a material effect on its financial statements.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and proscribes specific guidance on the content, placement and format of required disclosures. Certain disclosure provisions of this statement are effective for financial statements ending after December 15, 2002, and have been incorporated in Note 33.

      In November 2002, the Emerging Issue Task Force (EITF) reached a final consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables”. EITF 00-21 addresses certain aspects of the accounting for revenue arrangements with multiple deliverables by a vendor. The issue outlines an approach to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. The consensus reached in the issue will be effective for the Company’s financial statements beginning January 1, 2004.

(35) Main Consolidated Companies

Corporate name, location and			Ownership
country of incorporation	Field of activity	Equity(1)	interest(2)

		(€ in	(%)
		millions)
Pharmaceuticals
ALTANA Pharma AG, Constance, Germany	Production, Distribution	95	100
ALTANA Pharma Deutschland GmbH, Constance, Germany	Distribution	<1	100
ALTANA Consumer Health GmbH, Hamburg, Germany	Distribution	<1	100
ALTANA Pharma B.V., Hoofddorp, The Netherlands	Distribution	58	100
ALTANA Pharma S.A./N.V., Diegem, Belgium	Distribution	4	100
ALTANA Pharma S.A.S., Le Mée-sur-Seine, France	Distribution	13	100
ALTANA Pharma GmbH, Vienna, Austria	Distribution	14	100
Byk Gulden Italia S.p.A., Cormano, Italy	Distribution	26	100
ALTANA Pharma S.A., Madrid, Spain	Distribution	7	100
ALTANA Pharma Sp.z.o.o., Warsaw, Poland	Distribution	2	100
Altana Inc., Melville, New York	Production, Distribution	32	100
ALTANA Pharma Inc., Oakville, Canada	Distribution	22	100
ALTANA Pharma S.A. de C.V., Mexico City, Mexico.	Production, Distribution	69	100
ALTANA Pharma Ltda., São Paulo, Brazil	Production, Distribution	40	100
ALTANA Pharma S.A., Buenos Aires, Argentina	Production, Distribution	2	100

ALTANA AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2002
(amounts in € thousands, unless otherwise stated)

Corporate name, location and			Ownership
country of incorporation	Field of activity	Equity(1)	interest(2)

		(€ in	(%)
		millions)
Chemicals
ALTANA Chemie AG, Wesel, Germany	Administration	124	100
BYK-Chemie GmbH, Wesel, Germany	Production, Distribution	106	100
Rhenania Coatings GmbH, Grevenbroich, Germany	Production, Distribution	3	100
DS-Chemie GmbH, Bremen, Germany	Production, Distribution	6	100
Terra Lacke GmbH, Lehrte, Germany	Production, Distribution	4	100
Wiedeking GmbH, Kempen, Germany	Production, Distribution	5	100
BYK-Cera B.V., Deventer, The Netherlands	Production, Distribution	17	100
BYK-Chemie France S.A.S., Le Blanc-Mesnil, France	Distribution	4	100
Rembrandtin Lack Ges. mbH, Vienna, Austria	Production, Distribution	18	100
Dea Tech SIVA s.r.l., Ascoli Piceno, Italy	Production, Distribution	26	100
Salchi-Rhenacoat s.r.l., Milan, Italy	Production, Distribution	8	51
The P.D. George Company Inc., St. Louis, Missouri	Production, Distribution	30	100
BYK-Chemie USA, Wallingford, Connecticut	Production, Distribution	59	100
BYK-Chemie Japan KK, Osaka, Japan	Distribution	5	100
Tongling SIVA Insulating Materials Co. Ltd., Tongling City, People’s Republic of China	Production, Distribution	17	100
Other subsidiaries
MIVERA Vermögensanlagen AG, Bad Homburg v.d.H., Germany	Asset Management	50	100
ALTANA Technology Projects GmbH, Bad Homburg v.d.H, Germany	Investments in and collaborations with biotech companies	65	100

(1)	Figures calculated in accordance with International Financial Reporting Standards (“IFRS”).

(2)	Portion of ownership interest equals portion of voting power held.