Form 20-F/A
period 2002-12-31
ALTANA    AKTIENGESELLSCHAFT
filed 2003-05-15
CIK 1182802

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

Yes ☑          No ☐

          Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐          Item 18 ☑

      The purpose of this amended annual report on Form 20-F/A dated May 15, 2003 is

•	to strike the sentence “In 2002, reimbursements paid to our supervisory board members with respect to 2001 totalled € 784,000” in the second to last paragraph on page 84,

•	to replace the immediately succeeding paragraph with the following text: “In 2002, the four members of our management board received aggregate compensation in the amount € 6.4 million. Of this amount, € 0.8 million related to services performed in 2001 and a one-time cost reimbursement, and € 5.7 million related to services performed in 2002. € 1.5 million of the amount that we paid in respect of services performed in 2002 was fixed, and € 4.1 million of this amount was variable. The amount of the variable compensation received by active members of our management board is based on our operating income before amortization (“EBITA”) and our return on capital employed (“ROCE”)” and

•	to add the words “in respect to services performed in 2002” to the end of the first paragraph on page 85.

      Other than these items, no part of the annual report on Form 20-F is being amended, and the filing of this amended annual report on Form 20-F/A should not be understood to mean that the statements contained herein speak as of any date subsequent to April 29, 2003, the filing date of the original annual report on Form 20-F.

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
Item 16A: Audit Committee Financial Expert
Item 16B: Code of Ethics
PART III
Item 18: Financial Statements
Item 19: Exhibits
INDEPENDENT AUDITORS’ REPORT
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED INCOME STATEMENTS
ALTANA AG CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (amounts in € thousands, except share and per share data)
ALTANA AG CONSOLIDATED STATEMENTS OF CASH FLOWS (amounts in € thousands)
Statement of Management/Supervisory Board

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

      In 2002, the four members of our management board received aggregate compensation in the amount of € 6.4 million. Of this amount, € 0.8 million related to services performed in 2001 and a one-time cost reimbursement, and € 5.7 million related to services performed in 2002. € 1.5 million of the amount that we paid in respect of services performed in 2002 was fixed, and € 4.1 million was variable. The amount of the variable compensation received by active members of our management board is based on our operating income before amortization (“EBITA”) and our return on capital employed (“ROCE”).

      The table below provides a breakdown of the compensation paid to each of the members of our management board in 2002 in respect to services performed in 2002:

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

Date: May 15, 2003

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

Date: May 15, 2003

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

Date: May 15, 2003

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