Form 20-F
period 2003-12-31
ALTANA    AKTIENGESELLSCHAFT
filed 2004-04-21
CIK 1182802

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number:

ALTANA Aktiengesellschaft
(Exact Name of Registrant as Specified in Its Charter)

Federal Republic of Germany
(Jurisdiction of Incorporation or Organization)

Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares, each representing 1 Common Share, no par value	New York Stock Exchange
Common Shares, no par value*	New York Stock Exchange

*	Listed, not for trading or quotation purposes, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of issued and outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2003 was 136,266,805, no par value.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18

TABLE OF CONTENTS:

FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements, i.e., current expectations or estimates of future events or future results. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and “project”, and similar expressions, as they relate to us or our management, identify forward -looking statements. These statements are based on beliefs of our management as well as assumptions made by and information currently available to us. Such statements reflect our current views with respect to future events and are subject to various risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from those which may be expressed or implied by such forward-looking statements. The accompanying information contained in this annual report, including the information under “Item 3: Key Information – Risk Factors”, “Item 4: Information on the Company” and “Item 5: Operating and Financial Review and Prospects” identifies important factors that could cause such differences. These factors include our ability to develop and launch new and innovative pharmaceutical and chemical products, price regulations for pharmaceuticals and budgeting decisions of local governments and health care providers, the level of our investment in pharmaceuticals -related R&D in any given period, the sales and marketing methods that we use to distribute our pharmaceuticals, the composition of our pharmaceuticals portfolio, our ability to maintain close ties with our chemicals customers, the business cycles experienced by our chemicals customers and the prices of the raw materials that we use in our chemicals business. Forward-looking statements speak only as of the date they are made. We do not intend, and do not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

Back to Contents

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Back to Contents

ITEM 3: KEY INFORMATION

Selected Consolidated Financial Data

The selected consolidated financial data as of and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 set forth below are derived from our consolidated financial statements. Our consolidated financial statements as of and for the years ended December 31, 1999, 2000, 2001 and 2002 have been audited by KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, Germany (“KPMG”); our consolidated financial statements as of and for the year ended December 31, 2003 have been audited by PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, Germany (“PwC”).

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS). IFRS differ in certain significant respects from U.S. Generally Accepted Accounting Principles (U.S. GAAP). For a description of the significant differences between IFRS and U.S. GAAP and a reconciliation of net income and shareholders’ equity to U.S. GAAP, you should read notes 33 and 34 to our consolidated financial statements.

All share and per share data in this annual report relating to prior periods have been restated to reflect the changes to our share capital that occurred in 2001.

You should read the information below in conjunction with our consolidated financial statements and the other financial information that we have included elsewhere in this annual report. For our consolidated financial statements as of and for each of the three years ended December 31, 2003, see the discussion beginning on page F-1.

Selected Consolidated Financial Data as of and for the Five Years Ended December 31, 2003

The following table presents selected consolidated financial information as of and for the five years ended December 31, 2003:

	As of and for the year ended December 31,(1)
	1999	2000		2001		2002	2003

	(€ in millions, except per share/ADS amounts)
Selected income statement data
Amounts in accordance with IFRS
Net sales	1,577	1,928		2,308		2,609	2,735
Gross profit	927	1,144		1,414		1,681	1,788
Research and development expenses	(171)	(219)		(285)		(369)	(412)
Operating income	205	309		520	(2)	538	563
Financial income	18	21		24		(12)	17
Income before taxes and minority interests	223	329		544		527	580
Net income	118	181		328		324	345

Weighted average number of
shares outstanding during period
(in millions)	140.2	138.8		137.5		136.6	136.3
Basic earnings per share/ADS(3)	0.84	1.30		2.38		2.37	2.53
Diluted earnings per share/ADS(4)	0.84	1.30		2.37		2.36	2.53
Dividends per share/ADS(5)	0.35	0	.44(6)	0	.60(7)	0.75	0	.83(8)
Amounts in accordance with U.S.GAAP
Net income	130	166		314		338	337
Basic earnings per share/ADS(3)	0.93	1.20		2.28		2.47	2.47
Diluted earnings per share/ADS(4)	0.92	1.19		2.26		2.46	2.47

Back to Contents

	As of and for the year ended December 31,(1)
	1999	2000	2001	2002	2003

	(€ in millions, except per share/ADS amounts)

Selected balance sheet data
Amounts in accordance with IFRS
Property, plant & equipment	394	478	579	610	687
Cash & cash equivalents and
marketable securities	547	487	552	584	580
Total assets	1,638	1,812	2,127	2,269	2,532
Debt	126	100	127	117	96
Total liabilities	336	384	426	448	527
Total provisions	402	436	522	563	553
Total shareholders’ equity	881	984	1,170	1,250	1,445
Number of shares outstanding at period end (in millions)	139.5	138.1	137.2	136.5	136.3
Amounts in accordance with U.S. GAAP
Total shareholders’ equity	886	973	1,159	1,261	1,470

Selected cash flow statement data
Amounts in accordance with IFRS
Net cash flow provided by operating activities	164	282	309	442	425
Net cash flow used in investing activities	(111)	(156)	(113)	(204)	(298)
Net cash flow used in financing activities	(65)	(118)	(116)	(154)	(152)

(1)	Columns may not add due to rounding.
(2)	Includes a one-time gain in the amount of € 110 million resulting from the sale of our interest in a joint venture and a special donation of € 15 million to a charitable endowment.
(3)	Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the relevant period. For the year ended December 31, 2003, the weighted average number of shares includes shares issuable in connection with the legal proceedings surrounding Deutsch-Atlantische Telegraphen AG (“DAT”). See “Item 4: Information on the Company-Legal Proceedings” for more information on these proceedings.
(4)	Diluted earnings per share is computed by dividing net income by the sum total of the weighted average number of shares outstanding during the relevant period, adjusted for shares issuable upon the exercise of options under stock option plans and, for years ended on or before December 31, 2002, shares issuable in connection with the DAT litigation.
(5)	Dividends are presented in the column of the year in respect of which they are declared. Dividends are paid in the year following the year in respect of which they are declared.
(6)	Does not include a one-time bonus dividend in the amount of € 0.17 per share.
(7)	Does not include a one-time bonus dividend in the amount of € 0.10 per share.
(8)	Management proposal to be submitted to our shareholders for approval at the annual general meeting to be held on May 5, 2004.

Dividends

The following table sets forth the dividends per share paid in respect of each of the five years in the period ended December 31, 2003 in euro and U.S. dollars. We declare dividends in euro. For purposes of the table below, we have converted the amounts paid as dividends into U.S. dollars using the noon buying rate on the date of the shareholders’ meeting at which the relevant dividends were approved. The table does not reflect the related tax credits that were available to German taxpayers in respect of dividend payments prior to 2002. Owners of our shares who are U.S. residents should be aware that they will be subject to German withholding tax on any dividends that they receive. See “Item 10: Additional Information–Taxation”.

Back to Contents

Year ended December 31,	Dividend per share

	(€)		($)
1999	0.35		0.37
2000(1)	0.44		0.39
2001(2)	0.60		0.54
2002	0.75		0.85
2003	0.83	(3)	-

(1)	Does not include a one-time bonus dividend in the amount of € 0.17 per share.
(2)	Does not include a one-time bonus dividend in the amount of € 0.10 per share.
(3)	Management proposal to be submitted to our shareholders for approval at the annual general meeting to be held on May 5, 2004.

Both net income distributable as dividends and net income subject to German tax are determined on the basis of the stand-alone unconsolidated financial statements of our holding company, ALTANA Aktiengesellschaft, prepared in accordance with German GAAP. German GAAP differ in a number of important respects from both IFRS and U.S. GAAP. In 2003, our net income calculated on an unconsolidated basis in accordance with German GAAP was € 276.0 million. In 2002, our net income calculated on an unconsolidated basis in accordance with German GAAP was € 1,113 million. This figure reflects corporate income tax-free capital gains resulting from changes to the legal organization of our group in 2002. We transferred the gains realized in connection with these changes to our holding company pursuant to various profit transfer agreements between our holding company and our two divisions. Excluding the effect of these gains, our company’s net income calculated on an unconsolidated basis in accordance with German GAAP would have been € 223 million in 2002, compared with € 193 million in 2001. Because the companies that were affected by the organizational changes in 2002 are all wholly-owned subsidiaries of our holding company, the tax-free capital gains that arose in connection with these changes are not reflected in our consolidated financial statements.

Exchange Rate Information

We publish our consolidated financial statements in euro. As used in this annual report, “euro” or “€” means the single unified currency of the European Monetary Union. “U.S. dollar”, “USD”, “U.S.$” or “$” means the lawful currency of the United States of America. As used in this annual report, the term “noon buying rate” refers to the exchange rate for euro, expressed in U.S. dollars per euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in the city of New York for cable transfers in foreign currencies.

To enable you to ascertain how the trends in our financial results would have appeared had they been expressed in U.S. dollars, the table below shows the average noon buying rates for U.S. dollars per euro for the five years ended December 31, 2003. The averages set forth in the table below have been computed using the noon buying rate on the last business day of each month during the periods indicated.

Year ended December 31,	Average

1999	1.0588
2000	0.9209
2001	0.8909
2002	0.9495
2003	1.1411

The following table shows the noon buying rates for U.S. dollars per euro for the six months ended March 31, 2004:

Month	High	Low

October 2003	1.1833	1.1596
November 2003	1.1995	1.1417
December 2003	1.2597	1.1956
January 2004	1.2853	1.2389
February 2004	1.2848	1.2426
March 2004	1.2431	1.2088

Back to Contents

On April 19, 2004, the noon buying rate was $ 1.2019 per € 1.00.

Since the beginning of 1999, our shares have traded on the Frankfurt Stock Exchange in euro. We expect that fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro price of our shares on the Frankfurt Stock Exchange and as a result are likely to affect the market price of our American Depositary Shares (“ADSs”) on the New York Stock Exchange. In addition, you should note that any cash dividends that we may declare in the future will be denominated in euro. Therefore, exchange rate fluctuations between the euro and the U.S. dollar will affect the U.S. dollar amounts that the holders of our ADSs will receive upon the conversion of any cash dividends that we may pay out on the shares represented by these ADSs.

A substantial portion of our assets, liabilities, revenues and expenses are denominated in currencies other than the euro. Accordingly, fluctuations in the value of the euro relative to other currencies have had a significant effect on the translation into euro of our non-euro assets, liabilities, revenues and expenses, and may continue to do so in the future. For further information on the impact of fluctuations in exchange rates on our operations, see “– Risk Factors – Risks Related To Each Of Our Businesses” and “Item 11: Quantitative and Qualitative Disclosures About Market Risk.”

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

We operate in many different countries around the world. As a result, fluctuations in the exchange rates between the euro and other currencies could adversely affect our results of operations and reduce our ability to price our products competitively.

Due to the international scope of our operations, our net sales and net income may be affected by fluctuations in exchange rates, particularly between the euro and the U.S. dollar. An increasing portion of our sales is made in markets outside the European Union by our local subsidiaries or through distribution arrangements. As a result, fluctuations between the euro and the currencies in these markets may cause our reported revenues to vary significantly from period to period. For example, the devaluation of the U.S. dollar against the euro that started in 2002 has had a negative impact on our net sales, especially our reported sales of Pantoprazole, which is currently our most important product, in the United States. Any further devaluation of the U.S. dollar against the euro would intensify this effect. At the same time, a substantial proportion of our operating costs continues to be linked to the euro. Accordingly, exchange rate fluctuations have also affected our profitability, and they may continue to do so in the future.

You should note that historically each of our subsidiaries has been responsible for managing its own foreign exchange rate exposure. In 2003 we introduced a uniform hedging strategy for our main currency exposures, especially our exposure to the U.S. dollar, by expanding the time frame for our hedging transactions and the instruments that we use in structuring them. We believe that this revised

Back to Contents

strategy will assist us in better forecasting our financial results as well as in limiting our exposure to volatile exchange rates. Nevertheless, future fluctuations in the exchange rates between the euro and other currencies, particularly the U.S. dollar, may significantly influence our revenues and profitability.

In addition to influencing our reported net sales and net income, exchange rate fluctuations may also impact our competitive position in countries whose currencies fluctuate against the euro. In past years, the weakness of the euro vis-à-vis the U.S. dollar and currencies linked to the U.S. dollar has afforded us greater pricing flexibility in the United States and other countries, which in turn improved our competitive position and our profitability vis-à-vis our U.S. competitors. Starting in 2002, however, the euro has strengthened significantly relative to the U.S. dollar. This development has benefited our U.S. competitors, reduced our own pricing flexibility and adversely affected our reported revenues and profitability.

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

Our ability to remain competitive and to capture additional market share depends in part on our ability to obtain and defend patents, trademarks and other forms of intellectual property protection for our products, and on our development and manufacturing processes and our know-how. While we intend to prosecute patents aggressively, the process of obtaining patents is lengthy and expensive. There can be no assurance that patents will be granted in connection with any of our currently pending or future applications or that such patents will be valid and of sufficient scope and strength to provide us with meaningful legal protection or any commercial advantage. We recently received notices of applications by generic drug companies before the Food and Drug Administration Agency (“FDA”) in the United States challenging the patents for Pantoprazole with a view to manufacturing and distributing a generic version of Pantoprazole. While we believe that our U.S. patents relating to Pantoprazole are valid and enforceable and of sufficient scope and strength to prevent the entities that have made the filings and any other third party from manufacturing and distributing Pantoprazole-based generics at this time, there can be no assurance that we will be successful in defending our patents. For more information, see “Item 4: Information on the Company – Pharmaceuticals – Intellectual Property”.

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

Back to Contents

note that trademark protection consists primarily of a right to sue against infringing uses of a mark and, in order to be effective, requires extensive policing. If we fail to detect instances of infringement or if we do not succeed in defending our trademarks in court, our reputation with our customers and our ability to protect our trademarks in the future may be harmed.

It may become necessary for us to seek to enforce our patents, trademarks, licenses and other forms of intellectual property protection and to protect our trade secrets by taking legal action or to engage in litigation in order to defend ourselves against claims of alleged infringement of someone else’s intellectual property brought against us by third parties. For example, in 1995, AstraZeneca PLC sued us, alleging that our gastrointestinal therapeutic Pantoprazole infringed that company’s omeprazole patents (which have meanwhile expired). While we successfully settled this claim in a manner favorable to us, there can be no assurance that we will also be able to settle other claims that may be brought against us by third parties in the future. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in costly and time-consuming litigation and may be prevented from, or experience substantial delays in, marketing our existing pharmaceuticals and launching new ones. Any of these events could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Because our operations are subject to numerous environmental laws and regulations, we could become exposed to liability and be required to spend substantial amounts in connection with environmental compliance or remediation proceedings.

Our operations are subject to numerous environmental laws and regulations in the jurisdictions in which we operate. These laws and regulations govern, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and groundwater contamination. As with other companies engaged in activities similar to ours, we face a risk of environmental liability inherent in our current and historical manufacturing activities. While we do not believe that any currently anticipated environmental compliance and remediation requirements are likely to have a material adverse effect on our business, financial condition or results of operations, we may be forced to incur substantial expenses in connection with future environmental compliance or remediation proceedings, in which case our results of operations and financial condition may be materially adversely affected.

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

Back to Contents

Fluctuations in stock prices and interest rate volatility could impair the value of our investments and adversely affect our financial position.

We invest a considerable amount of our cash balances in marketable securities, particularly fixed-income securities. At December 31, 2003, our portfolio of marketable securities represented more than 10% of our total assets. Fluctuations in the stock prices and interest rate volatility may affect the value of our portfolio of marketable securities and thus have an adverse impact on our financial position.

Risks Related to our Pharmaceuticals Business

Because we depend on the sale of a limited number of key products to generate a substantial proportion of our revenues, factors adversely affecting the sale of these products could materially harm our revenues and results of operations.

As with other companies in the pharmaceuticals industry, our pharmaceuticals division depends on sales of certain key products that account for a substantial portion of its revenues. For example, in 2003, our net sales of Pantoprazole, a proton pump inhibitor (“PPI”) that we offer for the treatment of ulcers and reflux disease, accounted for 56.2% of the net sales of our pharmaceuticals division, or 40.7% of our overall revenues. Pantoprazole has been a key revenue driver of our pharmaceuticals division for several years, and we expect that it will continue to account for a substantial proportion of our revenues in future periods. While we plan to launch additional therapeutics over the next several years (provided we manage to obtain regulatory approval for these drug candidates), including Ciclesonide, which we intend to market under the name Alvesco®, and Roflumilast, which we intend to market under the name Daxas®, we expect to continue to depend on a limited number of key products for the foreseeable future.

As a result of our dependence on key products, particularly Pantoprazole, factors adversely affecting the sale of any of these products could materially adversely affect our revenues and results of operations. These factors include:

•	Competition from other branded pharmaceuticals that may be equivalent or superior to our own products or that the market perceives to be more attractive;

•	Competition from generic versions of branded pharmaceuticals once the term of patent protection for the original branded pharmaceuticals has expired;

•	Technological advances;

•	The marketing strategies of our competitors;

•	Supply chain interruptions;

•	Work stoppages;

•	Changes in prescription practices;

•	Changes in the reimbursement policies of third-party payers; and

•	Product liability claims.

Pantoprazole, in particular, faces competition from various other branded PPIs. Most notably, these competitors include Takeda’s lansoprazole-based PPI, which is the leading PPI in the world and which is marketed in the United States by TAP Pharmaceuticals under the name Prevacid, and AstraZeneca’s Nexium, a PPI based on a substance called esomeprazole, which was launched in 2001 and is marketed as a next-generation PPI. If our competitors continue to invest heavily in marketing these products, the ability of Pantoprazole to capture market share or maintain its current market share could be adversely affected.

In addition, Pantoprazole faces increasing competition from generic PPIs, based on a substance called omeprazole. A variety of companies are marketing omeprazole-based generics in Europe and the United States at prices that tend to be significantly lower than the price of Pantoprazole and other branded PPIs. Further competition results from the fact that the Procter & Gamble Company (“P&G”) has recently launched an over-the-counter (“OTC”) version of omeprazole in the United States, which, unlike Pantoprazole, is available to patients without a prescription. While generic and OTC versions of omeprazole-based products have so far had a limited impact on the market for branded PPIs, including Pantoprazole, in Europe, their launch in the United States has resulted in increased competition and stronger price pressure in the U.S. market. This pressure results from the fact that generic PPIs are typically offered at higher discounts than branded PPIs, especially to managed care organizations, which are among the most important customers of PPIs.

Back to Contents

While Pantoprazole’s share both of new PPI prescriptions and of total prescriptions in the United States has, with temporary interruptions, grown since the drug was first introduced in the U.S. market, there can be no assurance that this trend will persist. As a result, we may experience reduced growth and potentially a decline in net sales of Pantoprazole in future periods.

We depend on Wyeth, Inc. (“Wyeth”) for the marketing and distribution of Pantoprazole in the United States. If Wyeth were to devote insufficient resources to the marketing of Pantoprazole or if we were to lose Wyeth as a partner, our sales of Pantoprazole would be adversely affected.

Up until June 2003, we marketed Pantoprazole in the United States exclusively through Wyeth Pharmaceuticals, the pharmaceuticals division of Wyeth, Inc. Since July 2003, our own dedicated sales force for the U.S. market has been co-promoting Pantoprazole alongside Wyeth. While this arrangement has afforded us greater influence with respect to the marketing of Pantoprazole in the United States, the revenues that we derive from this drug in the U.S. market continue to materially depend on the resources that Wyeth devotes to the marketing of this therapeutic. While our distribution arrangement with Wyeth requires Wyeth to use commercially reasonable efforts to sell Pantoprazole, there can be no assurance that Wyeth’s marketing efforts will be successful. In addition, Wyeth is entitled to terminate its distribution agreement with us in certain circumstances, including when a third party commences legal action against Wyeth alleging patent infringement and, following the fifth anniversary of the date of approval by the U.S. Food and Drug Administration (“FDA”) of the first Pantoprazole-based product, without cause upon one year’s prior written notice. If Wyeth terminates the contract for reasons other than because we become insolvent or commit a material breach of the agreement, it is required to transfer all of its rights pertaining to Pantoprazole and to products based on this substance, including any regulatory approvals that it has obtained, to us. See “Item 10: Additional Information – Material Contracts” for a summary of the terms of our agreement with Wyeth. If we were to lose Wyeth as a distribution partner, we would be forced to find a suitable replacement. If we experience delays in finding such a replacement, our ability to sell Pantoprazole in the United States, which accounts for a substantial and increasing proportion of our Pantoprazole sales worldwide, would suffer, and, accordingly, our results of operations would be adversely affected.

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

A key element of the growth strategy of our pharmaceuticals division is our plan to expand into the United States. The United States is the biggest pharmaceuticals market in the world and offers the greatest growth opportunities for our business. We plan to accomplish our expansion into the U.S. market with the assistance of experienced co-promotion partners and by exploiting the launch of certain of our pipeline drugs, including Alvesco® and Daxas®, two therapeutics that we are developing for the treatment of respiratory tract indications, to gradually build up our own sales and marketing organization for innovative therapeutics in the United States. This new sales and marketing organization will supplement our existing U.S. operations for facial topics and certain other types of pharmaceuticals. While we made significant further progress in this area in 2003, if either or both of Alvesco® or Daxas® fail to make it to market or to generate sufficient demand or if we were to lose our co-promotion partners for these drugs and be unable to find suitable replacements or experience delays in finding replacements, we may be unable to expand our operations in the U.S. market or may experience delays in doing so. If we do not succeed in securing a strategic position in this or

Back to Contents

other international markets, the growth of our business may be adversely affected. In addition, we may be unable to recover investments that we have already made in these markets.

Because our business is subject to extensive governmental regulation, including price controls, our ability to market our products is subject to administrative constraints over which we have only limited influence.

The development, manufacture and marketing of pharmaceuticals is subject to extensive governmental regulation. Regulatory approval is required in each jurisdiction in which we operate before any dosage form of any new pharmaceutical, including an off-patent equivalent of a previously approved pharmaceutical, may be marketed in that jurisdiction. The process for obtaining governmental approval to market pharmaceuticals is rigorous, time-consuming and costly, and it is impossible to predict the extent to which this process may be affected by legislative and regulatory developments. We currently have several drug candidates in various stages of the approval process in the United States, the European Union and Japan. If we fail to obtain, or experience delays in obtaining, regulatory clearance to market new pharmaceuticals or existing pharmaceuticals for new indications or if we experience any other regulatory impediments, our results of operations may be adversely affected. Even after a pharmaceutical has been approved, it may be subject to regulatory action based on newly discovered facts concerning its safety or efficacy. Any such regulatory action may adversely affect the marketing of our pharmaceutical products, require changes to their labeling and even force us to withdraw them from the market altogether.

In addition to the need for obtaining regulatory approval to market new products, we are subject to price controls imposed by local governments and health care providers and in some markets need to obtain special approval before patients are entitled to be reimbursed for purchasing our products. The existence of price controls can limit the revenues that we earn from our products and thus could also have an adverse effect on results of operations. The way in which price controls operate varies by country and can cause substantial disparities in the price levels prevailing in different markets. Many governments and private medical care providers, such as Health Maintenance Organizations (“HMOs”) and social security organizations, have recently introduced or are currently in the process of introducing reimbursement schemes that favor the replacement of branded pharmaceuticals by cheaper generic pharmaceuticals. Since January 1, 2003, the pharmaceutical industry in Germany had been required to grant the German social security funds (which are the main purchasers of drugs in the German health care system) discounts of 6% off the list price for most ethical therapeutics, which has had a negative impact on our pharmaceuticals sales in Germany. As part of its health care reform plans, the German government has recently increased these discounts to 16% and excluded certain OTC pharmaceuticals from the list of therapeutics that are eligible for reimbursement by the social security funds. In addition, recently adopted legislation provides a framework for the implementation of reference prices also for patent-protected pharmaceuticals, which may be introduced in 2005. As a result of these developments, we anticipate the negative impact of German regulation on our business in Germany to persist. We also expect further price regulations in various other European countries. In the United States, generic substitution statutes, which permit or require dispensing pharmacists to hand out less expensive generic drugs instead of the original ethical drug, have been enacted by virtually all states. The Medicare reform, which was adopted at the end of 2003, provides for, among other things, outpatient pharmaceutical coverage for covered beneficiaries. Demand for pharmaceuticals in the U.S. market could therefore increase significantly. However, the U.S. government could use its purchasing power to demand discounts from pharmaceutical companies, thereby creating de facto price controls on prescription drugs. As a result, we expect that pressures on pricing will continue, which could adversely affect our turnover and operating results.

As part of our plans to expand our pharmaceuticals business, we expect to make substantial investments in therapeutic areas in which we have limited experience, such as oncology. If we are unable to develop new drugs in these areas, we may be unable to recoup our investments.

Our medium- to long-term goal is to expand our pharmaceuticals business by entering markets in which we are currently not active. One such market that we may decide to enter is the oncology market, which we expect will grow substantially in the future. We have commenced basic oncological research and entered into R&D collaborations with third parties, and we intend to make further investments related to oncology over the next several years. In addition, we may decide to enter other therapeutics markets, which may require us to make similar investments. Investments of this sort frequently involve significant cash expenditures, for example in connection with hiring qualified scientists, conducting R&D projects and making desirable acquisitions. In addition, you should note that we have limited experience with respect to therapeutics that we do not currently offer. As a result, there can be no assurance that we will be successful in developing, manufacturing and

Back to Contents

marketing therapeutics for new markets or integrating them with our existing portfolio at all or within a time frame that will enable us to recoup our initial investments. Any of these risks may ultimately have an adverse impact on our business, financial condition and results of operations.

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

Because the specialty chemicals that we offer are used in a wide variety of downstream industries served directly or indirectly by us, including the automotive, construction, electrical appliances and packaging industries, our results are affected by the business cycles experienced by these industries. While we seek to reduce our exposure to these cycles by focusing on complementary geographic and product markets, there is no assurance that we will be successful in insulating our chemicals business from downturns experienced by the industries that it serves. In addition, we are not immune to negative economic developments affecting more than one of these industries, such as the continuing difficult economic environment in 2003, which has negatively affected our business by dampening our net sales growth. Economic downturns can lead to overcapacity, oversupply, price pressure, reduced growth and lower margins, each of which could adversely affect our business and results of operations.

Our results may suffer if we are unable to offset increases in raw material prices or pass them on to our customers.

Raw material costs account for a significant portion of the cost of sales of our chemicals business. The prices and availability of the raw materials that we use in our chemicals business vary with market conditions and can be highly volatile. If we are unable to compensate for increasing raw material prices by achieving cost savings in other areas or to pass such increases on to our customers, or if the prices for our products decrease faster than raw material prices, our profitability may be hurt. In 2003, we continued to experience high raw material prices, which we were able to offset by substituting cheaper raw materials for more expensive ones. Nevertheless, there have been periods in the past during which we have been unable to offset rising raw material prices, and we expect that similar situations may arise in the future. Therefore, you should be aware that any movements in the level of the raw material prices that we use in our chemicals business may have a material impact on our business, results of operations and financial condition.

Our growth depends in part on our ability to acquire and successfully integrate companies into our existing organization.

A key element of the growth strategy of our chemicals division is to supplement our internal growth with strategic acquisitions of businesses and technologies that we consider capable of complementing or enhancing our existing products or of providing us with access to new markets. As a result, if we are unable to identify suitable acquisition targets, our growth prospects may suffer. In addition, in pursuing acquisitions, we may face competition from other companies operating in the specialty chemicals and related industries. Our ability to make acquisitions may be limited also by applicable antitrust, anti-takeover and other regulations in the United States, the European Union and any of the other jurisdictions in which we do business. If any of these risks materialize, we may be

Back to Contents

unable to make desirable acquisitions or to complete them on terms attractive to us. If that occurs, our ability to grow in certain of our business areas may be adversely affected.

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

Back to Contents

ITEM 4: INFORMATION ON THE COMPANY

Introduction

We are a globally operating company that develops, manufactures and markets innovative pharmaceutical and chemical products for a range of targeted, highly specialized applications. In 2003, we reported net sales of € 2,735 million, 82% of which were generated outside of our home market Germany, and operating income of € 563 million.

Over the last five years, our business has on average experienced double-digit annual revenue growth. During the same period, our operating income has grown substantially faster than our net sales, leading to a profit margin (operating income as a percentage of net sales) of 20.6% in 2003. We believe that this development is a result of our strategic focus on the pharmaceuticals and specialty chemicals markets and the international expansion of our business. In recent years, much of this development has been driven by Pantoprazole, our main therapeutic, which we offer for the treatment of reflux disease as well as gastric and duodenal ulcers. Given the market position that Pantoprazole has achieved to date, we expect the growth of Pantoprazole to slow in the future. The following table provides a breakdown of our net sales and shows our operating income for the three years ended December 31, 2003:

	Results of Operations

	2001	2002	2003	CAGR(1)

	(€ in millions, except %)			( % )

Net sales
Pharmaceuticals	1,591	1,861	1,980	16.2
Chemicals	717	748	755	4.3

Total	2,308	2,609	2,735	12.4

Operating income	520(2)	538	563	22.2
As % of net sales	22.5(3)	20.6	20.6

(1)	The Compound Annual Growth Rate (“CAGR”) measures the average annual growth of a line item over the period for which data is shown in the table.
(2)	Includes a one-time gain in the amount of € 110 million resulting from the sale of our interest in a joint venture and a special donation of € 15 million to a charitable endowment. Excluding these items, our operating income in 2001 would have been € 424 million.
(3)	Excluding the items described in note (2) above, our operating income, expressed as a percentage of net sales, would have been 18.4% in 2001.

For a description of our principal capital expenditures over the last three years, see “Item 5: Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

Our pharmaceuticals division is committed to developing innovative therapeutics for the global pharmaceuticals markets with a strategic focus on unmet medical needs in the gastrointestinal and respiratory tract areas. Our pharmaceuticals business is currently mainly driven by Pantoprazole. We market Pantoprazole in virtually all regions of the world with the exception of Japan. The main markets for the drug are the United States and Europe. Pantoprazole has been chiefly responsible for the growth of our pharmaceuticals division in recent periods, and we expect that it will continue to be a key revenue driver in the coming year. In addition, our R&D pipeline contains two promising candidates for the treatment of asthma and other respiratory tract diseases, Alvesco® (Ciclesonide) and Daxas® (Roflumilast). Both drug candidates are in advanced stages of clinical development. We filed an application for regulatory approval of Alvesco® in the United Kingdom, Australia, Canada and Switzerland in May 2002, in the United States at the end of 2003 and in Japan in January 2004. At the end of February 2004, the Australian Health Agency granted marketing approval for Alvesco® in Australia. We expect that Alvesco® will next be approved in the United Kingdom in the first half of 2004, with approvals in other member states of the European Union based on the U.K. approval to follow. We filed an application for EU-wide regulatory approval of Daxas® with the European Agency for the Evaluation of Medicinal Products (“EMEA”) in February 2004. In addition to our portfolio of prescription therapeutics, we offer imaging reagents and an assortment of over-the-counter (“OTC”) drugs, which are drugs that are available to patients without prescription.

Back to Contents

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

At December 31, 2003, we had operating subsidiaries in over 25 countries, which marketed our products on a worldwide basis. At that date we employed 10,402 people, of whom 19.2% worked in research and development. We believe that our commitment to the international expansion of our business and to R&D will enable us to capture future growth opportunities in the pharmaceuticals and specialty chemicals industries in our various targeted markets.

We are incorporated as a stock corporation under the laws of the Federal Republic of Germany and began operations as a separate legal entity in 1977 following our spin-off by VARTA AG. The legal name of our company is ALTANA Aktiengesellschaft. Our principal executive offices are located at Am Pilgerrain 15, D-61352 Bad Homburg v. d. Höhe, Germany, and our telephone number is ++49 (0) 6172-1712-0.

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

We measure our success in creating shareholder value by reference to sustained levels of growth in earnings, annual dividends and market capitalization. To focus our efforts on these criteria, we have sought to align the interests of our management and employees with those of our shareholders by implementing stock-based compensation programs. Accordingly, we operate annual stock option plans that are open to our management board, senior executives and other key and high-potential employees. We also offer an annual share ownership plan for those of our employees who are not eligible to participate in our stock option plans. For more information on these plans, see “Item 6: Directors, Senior Management and Employees – Stock Option Plans” and “– ALTANA Investment Program.”

In addition to our overall group strategy, we have also formulated more detailed strategies for each of our two divisions.

In our pharmaceuticals division, our strategy is to:

•	Develop innovative therapeutics in high-growth areas. To capitalize on opportunities in the worldwide pharmaceuticals markets, we concentrate our efforts on the discovery and development of innovative therapeutics in those areas that we believe offer the highest growth potential. Our current focus is on expanding our successful gastrointestinal franchise by exploiting the expertise that we have gained through the development of Pantoprazole, while strengthening our respiratory tract franchise. To this end, we are actively developing next-generation therapeutics for the treatment of ulcers and acid reflux disease, including Soraprazan, which is an acid pump antagonist (“APA”) in Phase II clinical development, and are in the process of finalizing the development of two innovative drugs for the treatment of asthma and other diseases of the respiratory tract, Alvesco® and Daxas®. Our medium- to long-term goal is to supplement our existing franchises by entering the oncology market, which we expect will grow substantially in the future. Consistent with our strategy to concentrate on those segments of the pharmaceuticals markets that offer the greatest growth potential, we have disposed of most of our diagnostics business.

•	Expand our business internationally, particularly in the United States, to capture growth opportunities in the global pharmaceuticals markets. International markets already account for more than 80% of the net sales of our pharmaceuticals division. We consider the further internationalization of our business a key element of our growth strategy. The strong market position of our gastrointestinal drug Pantoprazole in the United States has enabled us to

Back to Contents

achieve substantial sales increases over the past years. In 2003, our U.S. pharmaceutical sales amounted to € 638 million, representing 32.2% of the total net sales of our pharmaceutical division in this period. To solidify and expand our position in this and other important international markets, we aim to increase our visibility by entering into co-promotion arrangements with partners that have established marketing and sales organizations and by exploiting the launch of our pipeline drugs to gradually build our own sales and marketing organizations for innovative pharmaceuticals in the U.S. and other overseas markets. In addition, we plan to create and expand our own research, clinical development and regulatory affairs facilities in overseas locations, especially in the United States and Japan.

•	Focus on R&D. We believe that the foundation of our long-term growth strategy is our continued emphasis on R&D with a special focus on therapeutics, the strategic core of our pharmaceuticals business. In addition, we intend to expand the depth and scope of our R&D activities by entering into strategic collaborations with third parties active in biotechnology and molecular science with a view to enhancing our R&D efforts in the areas of genomics and proteomics. To fully exploit the fruits of our research, we complement our own efforts by entering into co-development arrangements with third parties. We also develop drugs on the basis of technologies licensed from third parties. See “–Pharmaceuticals–Research and Development–R&D strategy” for more information on our R&D strategy.

In our chemicals division, we seek to:

•	Market comprehensive customer-oriented solutions. In our chemicals business, we provide our customers with comprehensive solutions that combine specialized chemical products with technical advice and assistance regarding their adaptation and integration into our customers’ manufacturing processes. To this end, we typically market our products on a decentralized basis and maintain customer service facilities in proximity to our customers’ premises. We believe that this strategy enables us to add substantial value to our customers’ products and their manufacturing efforts. Our customer-driven philosophy has enabled us to achieve leading positions in terms of innovation, quality and service in a number of selected markets. In addition, because our customers pay us primarily for the performance of our products, rather than the chemical substances of which they consist, our ability to offer comprehensive solutions has allowed us to attain higher profit margins than many of our peers.

•	Maintain an innovative portfolio of technologically superior products. We believe that our focus on developing innovative products has earned us an industry-wide reputation as a supplier of technologically advanced specialty chemicals. We intend to build upon this reputation by continuing to spend substantial resources on R&D. To ensure that our R&D efforts are at all times geared towards improving the performance of our products, all our R&D projects are carried out in close cooperation with our sales and service organization. This approach, which we believe distinguishes us from our competitors, enables us to collaborate with our customers and to constantly adapt the focus of our efforts in response to their needs.

•	Focus on selected niche markets. We seek to achieve a leading position in each of our targeted markets through innovation, quality and service. A key element of our strategy is to focus on markets that are too small to form a core business of our larger competitors and yet too complex to be serviced by smaller companies, which typically have insufficient resources to meet the market’s expectations in terms of R&D and international scope. In selecting markets to enter, we aim to maintain a strategic portfolio of downstream markets that allows us to supply a wide array of complementary industries. We believe that this approach enables us to diversify our risk by reducing our exposure to the business cycles of individual markets.

•	Supplement organic growth with acquisitions of selected targets. In furtherance of our strategic goal to maintain and expand our leading position in selected markets of the specialty chemicals industry, we have historically relied on a combination of organic growth and selective acquisitions, and we intend to continue to pursue this strategy in the future. In selecting acquisition targets, we focus on the potential for synergies, the availability of experienced and competent management and the willingness and ability of the target to accept our corporate culture and our focus on serving our customers.

Back to Contents

Pharmaceuticals

Overview

We develop, manufacture and market a wide range of pharmaceutical products, with a focus on innovative therapeutics. In addition, we offer imaging reagents and OTC drugs. We benefit from an extensive product portfolio, with particular strengths in the area of gastrointestinal therapies, and market our pharmaceuticals internationally, mainly in the United States, Germany and other countries in Europe, as well as in Latin America. The strength of our portfolio has enabled our pharmaceuticals division to increase its net sales substantially in recent years.

In 2003, our pharmaceuticals division generated net sales of € 1,980 million, an increase of 6.4% compared with 2002. The chart below provides a breakdown of our pharmaceuticals net sales by geographic region for the three years ended December 31, 2003:

A substantial portion of the North American growth of our business derives from the successful marketing of, and the steady growth in demand for, Pantoprazole since it was launched in the United States in May 2000, despite an increasingly adverse exchange rate situation over the past two years. We expect the proportion of our net sales accounted for by sales to North America to continue to increase in future years due to Pantoprazole and new pharmaceuticals currently under development. This growth may, however, be less substantial than it has been in the past. The increase in our pharmaceuticals net sales in Europe mainly reflects the continued success of Pantoprazole in the European markets. The decrease in Latin America is due primarily to the continuing difficult economic conditions in Argentina and Brazil as well as to currency exchange rate effects, especially in Mexico. As a result of the international dimension of our business, our results of operations are materially affected by exchange rate fluctuations in any given period, especially by changes in the exchange rate between the euro on the one hand, and the U.S. dollar and currencies linked to the U.S. dollar on the other hand. See “Item 3: Key Information – Risk Factors – Risks Related To Each Of Our Businesses” and “Item 11: Quantitative and Qualitative Disclosure About Market Risk” for more information on our exchange rate exposure. In 2003, our pharmaceuticals division comprised three principal business areas:

•	Therapeutics, comprising prescription drugs for gastrointestinal, respiratory tract and cardiovascular indications as well as a variety of other therapeutics;

•	OTC, comprising drugs, tonics, vitamins and medical accessories that patients may purchase over-the-counter without the need to obtain a prescription; and

•	Imaging, comprising diagnostic reagents, such as contrast media, for in vivo applications.

In addition, we generate limited revenues from other sources, mainly from contract manufacturing on behalf of third parties.

At the end of 2002, we sold a substantial part of our former diagnostics business to DiaSorin s.r.l., while retaining certain diagnostic technologies that are directly relevant to our pharmaceuticals research. Accordingly, effective January 1, 2003, we changed the presentation of our pharmaceuticals

Back to Contents

business to reflect four business areas: therapeutics, OTC, imaging and other. Diagnostic revenues generated prior to the sale of our diagnostics business in 2002 are now presented within other.

The following chart provides a breakdown of our pharmaceutical net sales by business area for the three years ended December 31, 2003:

The growth of our pharmaceuticals division is driven primarily by our therapeutics business and especially by our acid suppressant Pantoprazole, which continued to be the primary growth driver for the division, accounting for 56.2% of its net sales in 2003.

The following table shows the targeted applications and revenues generated by the five most important revenue contributors of our pharmaceuticals division in 2003:

Principal Products and Applications

Product/product group	Application	Revenues generated in 2003

		(€ in millions)

Pantoprazole	Gastrointestinal therapeutic for the treatment of reflux disease and ulcers	1,113

Imaging reagents(1)	Imaging reagents used for in vivo	106
	diagnostic applications

Ebrantil®	Cardiovascular therapeutic for the	66
	treatment of hypertension

Riopan®	Drug for the treatment of heartburn	30

Crofab™	Drug for the treatment of snake bites	29

(1)	Our imaging reagents portfolio includes Imeron® and related reagents.

Products

Therapeutics

In our therapeutics business, we develop, manufacture and market prescription drugs, commonly referred to as ethical therapeutics, primarily for gastrointestinal and respiratory tract indications. In addition, we market therapeutics for cardiovascular and a variety of other indications. In 2003, our therapeutics business generated net sales of € 1,724 million. In prior periods, we presented our therapeutics business on the basis of four franchises: our gastrointestinal franchise, our respiratory tract franchise, our cardiovascular franchise and our other therapeutics franchise. Effective January 1, 2003, we changed this presentation by reclassifying our cardiovascular net sales as part of our other therapeutics category. As a result, we now present our therapeutics business on the basis of three franchises instead of four.

Back to Contents

The following table shows a breakdown of our therapeutics net sales by franchise for the three years ended December 31, 2003:

	Therapeutics Net Sales by Franchise
	2001	2002	2003

	(€ in millions)

Gastrointestinal	795	1,083	1,241
Respiratory tract	53	57	59
Other(1)	427	425	424

Total	1,275	1,565	1,724

(1)	This franchise includes net sales of our cardiovascular business, which was formerly presented as a separate franchise.

In the medium- to long-term, we intend to expand our therapeutics business by entering the oncology market. We have already commenced basic research related to oncology and entered into a number of collaborations with biotech companies through which we seek to enhance our R&D expertise in this area. See “– Research and Development–R&D strategy” for more information on our R&D strategy.

Gastrointestinal franchise. In our gastrointestinal franchise, we market drugs for the treatment of diseases affecting the human esophagus, stomach and intestine. In 2003, our gastrointestinal business achieved net sales of € 1,241 million. We originally gained a foothold in the market for gastrointestinal indications through Riopan®, a drug for treating ulcers that is capable of neutralizing acidity. While we sell Riopan as an ethical drug in a small number of markets, we market it primarily as an OTC drug. See “–OTC” for more information on Riopan.

The most important product in our gastrointestinal portfolio is our patent-protected therapeutic Pantoprazole. In 2003, Pantoprazole accounted for net sales of € 1,113 million, or 89.6%, of the revenues of our gastrointestinal franchise. Pantoprazole enjoys patent protection in Europe until June 2005 and in the United States until July 2010. In addition, the drug benefits from supplementary protection in the majority of European countries until the end of May 2009. Recently, applications for approval of generic versions of Pantoprazole were submitted to the FDA. We are convinced that our U.S. patents relating to Pantoprazole are valid and enforceable and of sufficient scope and strength to prevent the applicants or any other third party from manufacturing and distributing Pantoprazole-based generics during the remaining life of these patents. For more information, see “– Intellectual Property”, “- Regulation - United States” and “Item 3: Key Information – Risk Factors – Risks Related To Our Pharmaceuticals Business”.

Pantoprazole is an acid suppressant drug that belongs to the family of so-called proton pump inhibitors (“PPIs”). Over the past decade, the worldwide market for PPIs has experienced rapid growth, and the number of PPIs and their labeled indications have continuously expanded. Doctors typically use Pantoprazole for the short- and long-term treatment of patients with gastroesophageal reflux disease (“GERD”), including patients with erosive esophagitis, which is a more serious form of GERD, a chronic condition caused by the reflux of stomach acid into the esophagus. Medscape estimates that more than 40% of adults experience GERD symptoms at least twice a week. If left untreated, esophageal damage caused by GERD can lead to even more serious complications, including a precancerous condition known as Barrett’s esophagus and esophageal cancer. Pantoprazole blocks the enzyme responsible for producing acid in the gastric mucosa, thereby restricting the flow of acid into the stomach. Pantoprazole has also received approval in the United States and Europe for the long-term treatment of GERD, which has significantly expanded its therapeutic profile. In addition, Pantoprazole has also received regulatory approval in many countries outside the United States for the treatment of gastric and duodenal ulcers. Ulcers result from the digestive action of the gastric juice on the mucous membrane when the latter is rendered susceptible to its action, for example, by certain drugs or local factors, including the Helicobacter pylori infection. Helicobacter pylori, which is widespread in industrialized countries, is the bacterium chiefly responsible for peptic ulcers. In addition, Pantoprazole received approval in the United States and in Europe for application in an intravenous formulation. Pantoprazole intravenous has important therapeutic benefits for the treatment of patients who are unable to receive a PPI by other routes and who need an intravenous (“IV”) agent for the short term. In some countries, we also offer Pantoprazole in combination with two antibiotics for the eradication of Helicobacter pylori.

Back to Contents

We believe that Pantoprazole enjoys therapeutic advantages vis-à-vis its competitors. First, clinical studies we have conducted on Pantoprazole suggest that Pantoprazole has less clinically relevant potential for metabolic interaction with other drugs. This feature distinguishes Pantoprazole from competing PPIs. Our studies have also shown that Pantoprazole has a higher bioavailability than other PPIs. Bioavailability is a measure for the degree and rate at which a substance is absorbed into the body. Finally, Pantoprazole is the only PPI currently available in the United States as both an oral and an IV preparation and the only PPI that enables patients to switch easily from IV to oral application without complications. However, we are expecting competition from IV preparations of Prevacid and Nexium in the very near future.

We have offered Pantoprazole in our home market, Germany, under the name Pantozol® since 1994 and launched it in the United States in May 2000 under the name Protonix®. As a result, we currently offer the drug in virtually all regions of the world with the exception of Japan. According to our internal records and data provided to us by our co-marketing partners, co-promotion partners and licensees, global market sales of Pantoprazole amounted to € 2,350 million in 2003. Market sales include our own direct sales to the market as well as the sales of our licensees and co-marketing and co-promotion partners. See “–Sales and Marketing” for a description of our sales and marketing organization.

Pantoprazole has experienced rapid growth in almost every market in which it has been launched. Based on data available to us, total market sales of Pantoprazole in 2003 totaled € 1,456 million in North America, € 193 million in Germany, € 558 million in Europe excluding Germany, € 46 million in Latin America, and € 97 million elsewhere. These figures yield total market sales of Pantoprazole of € 2,350 million in 2003, compared with € 2,007 million in 2002 and € 1,326 million in 2001. The growth in total market sales of Pantoprazole in each of the three years reflects the product’s strong growth in the U.S market.

Our launch of Pantoprazole in the United States benefited from our marketing collaboration with Wyeth Pharmaceuticals, the pharmaceuticals division of Wyeth, Inc. (“Wyeth”). According to IMS Health, as of the week ending April 2, 2004, Pantoprazole’s share of new U.S. prescriptions for PPIs was 22.6%, while our total prescription share amounted to 21.3%.

We expect Pantoprazole to continue to be a key revenue driver for our business for at least the next several years although we expect the growth rate to slow given that the drug has already achieved a substantial position in all markets in which it has been launched and as a result of the impact of increasing competition. Pantoprazole faces competition from various other branded PPIs. Most notably, these include Takeda’s lansoprazole-based PPI, which is the leading PPI in the world and which is marketed in the United States by TAP Pharmaceuticals under the name Prevacid, and AstraZeneca’s Nexium, a PPI based on a substance called esomeprazole, which was launched in 2001 and is marketed as a next-generation PPI. If our competitors continue to invest heavily in marketing these products, the ability of Pantoprazole to capture market share or maintain its current market share could be adversely affected. In addition, Pantoprazole faces increasing competition from generic PPIs based on a substance called omeprazole, for which patent protection has expired. A variety of companies, including Schwarz Pharma AG, Mylan Laboratories Inc., Novartis AG and most recently Torpharm, are marketing omeprazole-based generics in Europe and the United States at prices that tend to be lower than the price of Pantoprazole and other branded PPIs. Further competition results from the fact that the Procter & Gamble Company (“P&G”) has recently launched an OTC version of omeprazole in the United States, which, unlike Pantoprazole, is available to patients without a prescription. While generic and OTC versions of omeprazole-based PPIs have so far had a limited impact on the market for branded PPIs, including Pantoprazole, in Europe, their launch in the United States has resulted in increased competition and stronger price pressure in the U.S. market. This pressure results from the fact that generic PPIs are typically offered at higher discounts than branded PPIs, especially to managed care organizations, which are among the most important customers of PPIs.

Factors that we believe should limit Pantoprazole’s ongoing exposure to competition include the facts that Pantoprazole is priced at a substantial discount to Nexium and that Wyeth’s branding experience should enable us to continue to convey the therapeutic benefits of Pantoprazole to the market. However, there can be no assurance that we will be able to raise or maintain Pantoprazole’s market share in future periods. See “Item 3: Key Information–Risk Factors – Risks Related To Our Pharmaceuticals Business” and “–Competition” for more information on the competitors of Pantoprazole.

Back to Contents

Our continued commitment to the development of innovative gastrointestinal therapeutics has yielded a potential next-generation drug for indications similar to those of Pantoprazole. We refer to this drug candidate as Soraprazan and have applied to the World Health Organization (“WHO”) for recognition of that name as a proposed International Nonproprietary Name (“INN”). INNs identify pharmaceutical substances or active pharmaceutical ingredients. After a review of our application, the WHO has given the name “Soraprazan” proposed INN status and published it for comment. Soraprazan is currently in Phase II clinical development. See “–Research and Development–Pipeline” for more information on Soraprazan and its therapeutic profile and on our R&D efforts in the area of gastrointestinal therapeutics generally.

Respiratory tract franchise. In our respiratory tract franchise, we offer drugs to treat chronic obstructive lung diseases, such as asthma and chronic obstructive pulmonary disease (“COPD”), and recurrent respiratory tract infections. Asthma is a chronic inflammation of the airways, often of allergic origin, that is marked by continuous labored breathing accompanied by wheezing, breathlessness, a sense of constriction in the chest, and often by attacks of coughing or gasping. COPD is a pulmonary disease that is characterized by chronic, typically irreversible airway obstruction resulting in a slowed rate of exhalation. The airflow limitation is typically associated with an abnormal inflammatory response of the lungs to noxious particles or gases. COPD is often, though not always, caused by smoking. Over time, greater airway damage occurs, and patients eventually die due to lung failure. Our respiratory tract business generated net sales of € 59 million in 2003 and has been relatively stable over the past few years.

Currently, the principal drug of our respiratory tract franchise is Euphyllin®, a drug based on a substance called theophyllin. Euphyllin® is used for the treatment of asthma and COPD. The drug was among the very first products developed, manufactured and marketed by our pharmaceuticals division. The most advanced drug of our Euphyllin product line is Euphylong®, a therapeutic that we designed to be administered only once daily.

Recently, our strategic focus in the respiratory tract area has shifted to two innovative drug candidates that are in advanced stages of clinical trials contained in our R&D pipeline, Alvesco® and Daxas®. We filed an application for regulatory approval of Alvesco® in the United Kingdom, Australia, Canada and Switzerland in May 2002, in the United States at the end of 2003 and in Japan in January 2004. At the end of February 2004, the Australian Health Agency granted us approval to market Alvesco® in Australia. We expect that Alvesco® will be approved in the United Kingdom in the first half of 2004 with approvals in other EU countries following. We submitted the registration dossier for Daxas® to the EMEA in February 2004 to obtain approval to market this drug in the European Union. We have not yet determined when we will submit an application for regulatory approval in the United States. If we are able to obtain regulatory approval for the commercial launch of these drugs, we expect our respiratory tract business to grow substantially in the future. See “–Research and Development–Pipeline” for more information on our R&D pipeline in the respiratory tract area and “Item 3: Key Information–Risk Factors – Risks Related To Our Pharmaceuticals Business” for risks associated with the regulatory approval of pharmaceuticals under development.

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

Other therapeutics. In our other therapeutics business, we market a variety of therapeutics for indications outside of our other two franchises, including therapeutics to treat cardiovascular diseases. In 2003, our other therapeutics business had net sales of € 424 million.

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

Back to Contents

Alpha and beta receptors are cellular entities that exist on the surfaces of cells and are stimulated by the sympathetic nervous system. Both alpha receptor antagonists and beta blockers reduce stress symptoms by inhibiting the effects of the sympathetic nervous system, thereby preventing cardiovascular damage. While Ebrantil is a result of our own cardiovascular R&D efforts, we have licensed Querto from F. Hoffmann-La Roche Ltd. Querto’s patent in Germany will expire in 2004; we thus expect a decline of our Querto sales. However, we do not expect this decline to have a significant negative impact on our overall pharmaceutical sales. In the second quarter of 2003, we completed the disposal of two product lines (Chromagen and StrongStart) in the cardiovascular area for $ 27 million. In 2002, these product lines generated revenues of € 16 million.

Apart from cardiovascular products, our main products in this area are drugs for the treatment of rheumatism and for urological and gynecological indications, as well as iron supplements and facial topicals.

OTC

In our OTC business, we market a variety of non-prescription brands directly to the consumer. Our portfolio includes gastrointestinal drugs, circulatory remedies, tonics and vitamins. Unlike ethical therapeutics, patients may purchase OTC drugs without a prescription. The OTC market has grown considerably in importance in recent years, as health insurance companies have become more cost-sensitive and refuse to refund the costs of certain categories of therapeutics (especially drugs used to treat “trivial” complaints). Therefore, we have switched several products from prescription to self-medication in the recent past. We achieve approximately half of the revenues of our OTC business in Germany, which we served through our Hamburg-based subsidiary ALTANA Consumer Health GmbH until the end of 2003. In January 2004, we integrated our German OTC business into our main marketing and sales organization, ALTANA Pharma Deutschland GmbH. We also distribute OTC drugs through our subsidiaries in a number of other regions of the world, most notably in other parts of Western Europe and in Latin America. In December 2003, we paid $ 33 million to acquire certain OTC-related trademarks in Brazil. In 2003, our OTC business generated net sales of € 104 million.

The most important products in our comprehensive OTC portfolio are Riopan®, Buerlecithin® and Sanostol®. Riopan is an antacid for the treatment of GERD, duodenal and gastric ulcers, and stress-related mucosal damage. Antacids are agents that neutralize acidity and are used as an adjunct to other drugs to relieve ulcer pain and as self-medication against acid indigestion, heartburn, dyspepsia and sour stomach. The therapeutic importance of antacids has been declining in recent years in view of the better clinical efficacy of PPIs, such as Pantoprazole. We currently market Riopan as an ethical therapeutic in some markets but mainly offer it as an OTC drug. Buerlecithin is a tonic based on lecithin, a substance found in soy plants, and is used to increase mental productivity. Sanostol is a widely recognized vitamin preparation for children in Germany and many other countries.

Imaging

In our imaging business, we offer a variety of in vivo diagnostic applications, which are applications for diagnosing medical conditions in the living body of a human. Imaging is a term that covers a range of diagnostic techniques for creating images of parts of the human body. Our portfolio comprises contrast media for both x-ray imaging and magnetic resonance imaging (“MRI”) and ultrasonic imaging. MRI is an increasingly important noninvasive diagnostic technique that produces computerized images of internal body tissues and is based on nuclear magnetic resonance of atoms within the body induced by applying radio waves. In 2003, our imaging business generated net sales of € 106 million. We offer our imaging portfolio in cooperation with Bracco S.p.A., an Italian company active in contrast media. Under the terms of our collaboration with Bracco, we manufacture a variety of contrast media developed by Bracco and market them in Germany and in parts of Central Europe. We believe that as a result of our collaboration with Bracco, we are among the leading providers of contrast media in Europe.

Back to Contents

Research and Development

R&D strategy

We consider R&D to be the foundation of the long-term growth of our pharmaceutical division and are committed to maintaining a high level of investment in R&D in the future. The table below provides information regarding our pharmaceutical R&D expenditures for the three years ended December 31, 2003:

	R&D Expenditures
	2001	2002	2003

	(€ in millions, except %)

R&D expenditures	252	335	376
% of pharmaceuticals net sales	15.8	18.0	19.0
% of therapeutics net sales	19.8	21.4	21.8

We believe that our current level of R&D expenditures positions us well vis-à-vis our peers. Our goal is to continue to spend approximately 20% of our therapeutics net sales on R&D in the future. We intend to allocate approximately 20% of our R&D expenditures in any given year to basic research and drug discovery.

The main focus of our R&D expenditures in recent years has been therapeutics, which is the single most important contributor to our pharmaceuticals revenues and which we expect to increase in importance in the future. Within therapeutics, we concentrate on the development of innovative drugs for gastrointestinal and respiratory tract indications. We have identified oncology as a further focal point of our R&D efforts. To this end, we have commenced basic oncological research and entered into a variety of collaborations with biotech companies. In addition, we also conduct R&D related to molecular diagnostics.

Our current R&D facilities are located in Constance, Germany; Hamburg, Germany; Bromma, Sweden; Florham Park, New Jersey; and Boston, Massachusetts. To support the international expansion of our operations, we are in the process of expanding our R&D facilities in overseas locations. In light of the relative size and importance of the U.S. market, we focus our international R&D activities outside of Germany primarily on the United States. To this end, we formed the ALTANA Research Institute, a genomics-oriented research center based in Waltham near Boston, Massachusetts, in May 2002, which was officially opened in June 2003. The unit is equipped with a variety of technology, including technology licensed from GPC Biotech AG (“GPC”), and specializes in functional genomics and proteomics, target identification and target validation. Its aim is to assist us in decoding complex cell functions and detecting genetically steered cell malfunctions. To conduct clinical studies on, and to assist us with obtaining regulatory approval for, new therapeutics in the United States, we primarily rely on our late-stage U.S. development and marketing facility in Florham Park, New Jersey, which we created in September 2002. In addition, we intend to enhance our research capacity in the field of medicinal chemistry by building a research institute in Mumbai, India. We expect that this institute will significantly increase our ability to synthesize new chemical compounds in our core indication areas.

In addition to carrying out R&D projects internally, we continuously seek to enhance the scope and depth of our research portfolio by obtaining access to outside knowledge, mainly through collaborations with companies in the biotech field. Our immediate goal is to intensify our activities in the areas of genomics, proteomics and high-throughput screening (“HTS”) by acquiring equity holdings in biotech companies, sponsoring research projects and facilitating collaborations that we believe will yield results which may assist us with the development of innovative new therapeutics. For example, in 2001, we acquired a strategic 8.3% stake in GPC, a biotech company with facilities in the United States and Germany with which we have a longstanding relationship. In addition to collaborating with third parties in the area of basic research, we also enter into co-development arrangements with third parties. By supplementing our own development efforts with the resources of third parties, we believe that we can enhance the commercial potential of our research results.

We believe that our scientific staff is a key to our success. At December 31, 2003, 1,514 of our employees – about 20% of the workforce of our pharmaceuticals division – worked in our pharmaceutical R&D laboratories. Our goal is to attract and retain the best-qualified scientists for our R&D activities. To this end, we offer our employees a competitive compensation package, which includes the ability to participate in our various employee incentive plans. See “Item 6: Directors,

Back to Contents

Senior Management and Employees — Stock Option Plans” for additional information on our stock option plans.

Pipeline

Overview.  We currently have several therapeutics in various stages of our R&D pipeline. For each project, we are required to conduct a number of pre-clinical and clinical studies. In the pre-clinical project phase, we typically conduct a number of in vitro and in vivo studies on animals to test the molecular and physiological effects of a drug candidate on cellular systems and its mechanisms of action. If these tests yield positive results, we then conduct Phase I, Phase II and Phase III clinical studies on humans to test the safety and clinical efficacy of the drug candidate. For more information on the regulatory approval process, see “–Pharmaceuticals–Regulation”.

While regulators in the United States and the European Union require that we conduct comprehensive pre-clinical and clinical studies before applying for authorization to market a drug, we typically need not conduct all requisite studies in each of the two jurisdictions. Instead, we are usually able to apply to the regulator of one jurisdiction to give us credit for studies conducted in other jurisdictions. Sometimes, a regulator will require us to supplement our existing studies with additional trials in order to satisfy all applicable requirements. As a result, we often manage to use, for example, the results of Phase I trials conducted in the European Union in order to qualify for Phase II trials in the United States and vice versa. Historically, we used to first test our drug candidates in the European Union and subsequently transfer the results of these tests to the United States, subject to any additional testing required by the U.S. Food and Drug Administration (“FDA”). More recently, in connection with the international expansion of our business, we started to conduct trials in the European Union and United States in parallel. In doing so, we rely partly on our own resources and partly on collaborations with third parties.

Consistent with our R&D strategy, we focus our development efforts on innovative drug candidates for gastrointestinal and respiratory tract indications.

Gastrointestinal franchise.  In the gastrointestinal area, we focus our R&D efforts on a new class of therapeutics known as Acid Pump Antagonists (APA). Our main drug candidate in this area is Soraprazan, which we are developing for the treatment of GERD. APAs are widely considered the next generation of acid suppressants. Like PPIs, APAs restrict the flow of acid into the stomach. They differ from PPIs, however, in the way they operate. Whereas PPIs bind to active proton pumps, thereby inhibiting them irreversibly, APAs reversibly inhibit the ability of such pumps to produce acid. As a result of this difference, we believe that Soraprazan should have significant therapeutic benefits compared with currently available treatments for GERD and ulcers, such as a faster onset of action, which may result in a better symptom relief. This characteristic should make Soraprazan more suitable for treating the symptoms of various gastrointestinal diseases. We have completed ten Phase I studies with respect to Soraprazan, and the project is currently in Phase II development. Initial data from early Phase II studies indicate that Soraprazan is efficacious and well-tolerated.

Back to Contents

Respiratory tract franchise.  Our pipeline for respiratory tract indications contains a series of innovative drug candidates for the treatment of asthma, COPD and rhinitis. Rhinitis is a disease that causes inflammation of the mucous membrane of the nose. The table below provides an overview of our respiratory tract pipeline along with the respective development stages of each drug:

Respiratory Tract Pipeline

Drug candidate	Indication	Current project phase	(Expected) filing date of NDA/MAA(1)

			US	EU

Ciclesonide metered dose inhaler (“MDI”)(2)	Asthma	Phase III(3)	2003	2002
Ciclesonide dry powder inhaler (“DPI”)	Asthma	Phase I	N/A(4)	N/A(4)
Ciclesonide nasal	Rhinitis	Phase II/III	N/A(4)	N/A(4)
Ciclesonide combined with formoterol(5)	Asthma	Phase I/II	N/A(4)	N/A(4)
Roflumilast oral	Asthma	Phase III(6)	2004/2005	2004
Roflumilast oral	COPD	Phase III(6)	2004/2005	2004

(1)	As part of the regulatory approval process, a New Drug Application, or NDA, must be submitted to the Food and Drug Administration in the United States. In the European Union, a Marketing Authorization Application, or MAA, has to be submitted to the EMEA. For more information on the regulatory approval process, see “Pharmaceuticals–Regulation”. In light of the inherent unpredictability of the regulatory process, you should be aware that there can be no assurance that an MAA or NDA with respect to any of the drug candidates listed in the table above will be filed by the time indicated or at all.
(2)	At the end of February 2004, the Australian Health Agency granted marketing approval for Alvesco® in Australia.
(3)	In conducting Phase III studies with respect to this project in the United States, we collaborate with Aventis S.A.
(4)	To be determined.
(5)	Formoterol is a long-acting beta agonist, which is a compound acting as an acute bronchodilator.
(6)	In conducting clinical studies with respect to this project, we collaborate with Pfizer, Inc.

Ciclesonide, which we intend to market under the name Alvesco®, is an inhaled steroid for the treatment of asthma. Because asthma is a global and widespread disease, there is a substantial need for further effective therapeutics in addition to those which are already on the market. Steroids are powerful anti-inflammatory drugs that prevent asthma attacks by reducing airway hyper-responsiveness and inflammatory reactions, such as mucous edema and secretion. Inhaled steroids are considered the current drug of choice for the treatment of asthma, as they offer the best overall therapeutic profile. The inhaled steroids currently available on the market, however, have two main side effects. First, when administered via inhalers, portions of the drugs’ active ingredients are deposited not only in the lung but also in the mouth and throat, which can cause local side effects such as hoarseness and fungal infections. Second, once spread throughout the body following absorption and distribution via the blood, the systemic availability of these ingredients can lead to serious systemic effects. Of these systemic effects, diabetes, osteoporosis and slowed growth in children are the most important. In contrast, Ciclesonide is activated predominantly at the site of its action, in this case the lung. The activation is caused by special enzymes known as esterases. This feature of Ciclesonide should reduce the systemic effects that characterize existing inhaled steroids and may provide the drug with a significant therapeutic advantage over present treatments.

We are developing Ciclesonide for use in connection with metered dose inhalers (“MDIs”), dry powder inhalers (“DPIs”), nasal applicators and in combination with formoterol, which is a compound acting as an acute bronchodilator. With respect to the MDI version of Ciclesonide, for which we use a CFC-free environmentally friendly device, we are currently conducting a number of Phase III studies in the United States and other countries. Several of the studies that we are conducting in the European Union have yielded satisfactory results and have already been published. We filed an application for regulatory approval of Ciclesonide in the United Kingdom, Australia, Canada and Switzerland in May 2002. At the end of February 2004, the Australian Health Agency granted marketing approval for Alvesco®. We expect that Alvesco® will next be approved in the United Kingdom in the first half of 2004, with approvals in other member states of the European Union based on the U.K. approval to follow. At the end of 2003, Aventis S.A submitted a new drug

Back to Contents

application (NDA) for the MDI version of Ciclesonide to the FDA. In January 2004, Teijin Ltd., our partner for the Japanese market, submitted an application for regulatory approval in Japan. With respect to the DPI version of Ciclesonide, we have completed one Phase I study. This study is in addition to a large number of Phase I studies that we have conducted with respect to Ciclesonide in various trials since 1995. Because these studies have established the pharmacological and toxicological characteristics of Ciclesonide, we expect to be able to use the results of these studies not just in connection with the MDI version of Ciclesonide but also as the basis of future Phase II studies of the DPI version. With respect to the nasal application version, we are currently in the process of performing an extensive Phase II/III program involving more than 2,000 adult and pediatric patients. These studies are being performed mainly in the United States.

Roflumilast, which we intend to market under the name Daxas®, is a selective phosphodiesterase (“PDE”) 4 inhibitor for the treatment of asthma and COPD. In the United States COPD is second only to cardiovascular disease as a cause of disability, according to U.S. Social Security statistics, which speaks to the substantial need for an effective treatment. PDE 4 inhibitors are substances that have anti-inflammatory and immuno-modulatory effects and are effective against various inflammatory diseases. We refer to Roflumilast as a “selective” PDE 4 inhibitor because it selectively inhibits one form of the PDE enzyme family, namely the PDE 4 enzyme. As a result of its special molecular interaction with this enzyme, we expect that Roflumilast will have an improved side-effect profile compared with other PDE 4 inhibitors. Unlike most existing therapies, Roflumilast can be administered orally.

For both the asthma and the COPD indications of Roflumilast, we have completed a number of Phase III studies in the European Union and are currently in the process of conducting several additional studies in the European Union, the United States and other geographic regions.

In February 2004, we submitted the registration dossier for Daxas® for European approval to the EMEA. Despite certain similarities in their indications, our various pipeline drugs in the respiratory tract area are targeted at complementary markets. While Ciclesonide and Roflumilast are both aimed at the treatment of asthma, they have different therapeutic profiles as a result of differences in their mode of action and the manner in which they are administered. In addition, unlike Ciclesonide, Roflumilast is being developed also for the treatment of COPD.

While clinical trials of the various pipeline drugs described above have so far shown promising results, given the nature of the drug development process, there can be no assurance that any of these drugs will reach the market. There is always a significant possibility that adverse results with respect to a drug will become apparent in the future, which may result in substantial delays in the launch of the drug and possibly force us to abandon the drug altogether.

Back to Contents

R&D collaborations

The table below provides an overview of some of our more important current R&D collaborations, including a brief description of the scope and objectives of each:

R&D Collaborations

Partner	Scope

Research collaborations

GeneData AG	Bioinformatics and genomics information management
and analysis systems

Data storage and analysis of high-throughput screening
assays

GPC Biotech AG	Validation of tumor-specific targets

Creation of a functional genomics/proteomics research
unit in Waltham, near Boston, Massachusetts

Collaboration in the area of pathway mapping and
kinases

Atugen AG	Antisense target validation, i.e., validation of drug
targets by using a complementary sequence to a given
segment of genetic material

Pharmacopeia Inc.	Screening for new chemical compounds with special
biological properties in the field of inflammation
research

Evotec OAI AG	Technical collaboration in the field of confocal laser
detection in high throughput screening

Proteros Biostructures GmbH	Crystallization and X-ray analysis of drug target
complexes in order to obtain three-dimensional
information on the binding geometry of drug molecules
and their biological target

Xerion Pharmaceuticals AG	Functional proteomics and target validation

Development collaborations

Aventis S.A.	Co-development and co-promotion of Alvesco® in the
United States
Teijin Ltd.	Development and marketing of Alvesco® in Japan;
co-development of the nasal application of Alvesco®

Pfizer Inc.	Co-development and co-promotion of Daxas® in the
United States, Europe and other markets

Tanabe Seiyaku Co. Ltd.	Co-development and co-promotion of Daxas® in Japan

Research collaborations. In 2000, we entered into an alliance with GeneData AG, a Swiss company that is a leading provider of bioinformatics and genomics information management and analysis systems used in various genomic R&D applications. Our collaboration with GeneData has put us in a position to manage the huge amounts of data involved in functional genome analysis, thereby significantly enhancing our capabilities in this important area of pharmaceutical R&D. In 2002, we expanded the scope of our collaboration with GeneData to develop a high-throughput screening (“HTS”) data storage and analysis system. High-throughput screening is an automated process that is used to select the best drug candidate from among hundreds of thousands of candidate molecules.

In December 2000, we entered into a five-year research alliance with GPC Biotech AG in the area of tumor research. The alliance replaced our earlier collaboration with GPC, under which we worked together to investigate new genomic targets for the control of infections caused by microorganisms causing or capable of causing disease. Under the terms of this agreement, we collaborate in the identification of tumor-specific targets, that is, targets whose inhibition selectively eradicates cancer

Back to Contents

cells (but not normal cells). Most current chemotherapeutics for tumors show poor efficacy and safety profiles because they are unable to specifically target tumor cells. As a result, we believe that our collaboration with GPC will benefit our oncological research efforts. In addition to research, we are also entitled to have target validation, assay development and screening carried out by GPC. In 2001, we entered into an agreement with GPC, pursuant to which the company provides us with technology for our research unit in Waltham near Boston, Massachusetts, which specializes in functional genomics and proteomics. In addition, under the terms of the agreement, we collaborate with GPC in the area of pathway mapping and kinases. Kinases are enzymes that catalyze the transfer of phosphate groups and play an important role in the cell cycle and for the regulation of biochemical pathways in living cells.

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

In December 2003, we entered into a research collaboration with Pharmacopeia Inc. The goal of this collaboration is to search and identify new lead compounds for a biological target that we have identified in our inflammation research area. A lead compound is a chemical molecule that has been shown to bind to, inhibit or activate a target. Lead compounds are usually put through a process of modification and re-testing called optimization before a drug candidate is found. Under our agreement with Pharmacopeia Inc., we will screen Pharmacopeia’s large chemical library for compounds that influence the biological behavior of the target. Upon successful completion of defined preclinical and clinical milestones, Pharmacopeia will receive milestone payments. We believe that this agreement will enable us to improve the number and quality of relevant lead compounds.

Since 2001, we are collaborating with Evotec OAI in the field of HTS technologies. As part of this collaboration, Evotec develops specialized equipment for the detection of fluorescence signals in cellular HTS assays, which constitutes a core capability for the high content screening of bioactive compounds and which we believe will provide us with a competitive advantage. The collaboration entitles us to a non-exclusive license to this technology.

In October 2001, we entered into a collaboration with Proteros AG, a company specializing in X-Ray crystallography of proteins. Under this collaboration, Proteros develops crystallization protocols for target proteins, 3D-structure elucidation of these proteins as well as protein-ligand complexes that permit the further optimization of our lead structures. The collaboration gives us an exclusive right to use the data generated by Proteros in our own R&D efforts, for example, in connection with the development of biological targets and bioactive compounds.

In June 2003, we completed our collaboration with Xerion Pharmaceuticals AG, Munich, which focused on the evaluation of antibody-based target validation technologies. We are entitled to use the results of this collaboration in our own R&D programs.

Development collaborations. We are currently party to four development collaborations. In 2001, we entered into an agreement with Aventis Pharmaceuticals Inc., the U.S. pharmaceuticals subsidiary of Aventis S.A., pursuant to which we cooperate with Aventis in connection with the ongoing Phase III clinical trials for Alvesco® carried out in the United States and share the costs of these trials. In addition, we agreed with Aventis that if we obtain regulatory approval to launch Alvesco® in the United States, we will distribute the drug in the U.S. market in collaboration with Aventis. In 1998, we entered into a contract in relation to the same drug with Teijin Ltd., a Japanese conglomerate, pursuant to which we granted Teijin the right to develop and market Alvesco® in Japan. Our collaboration with Teijin will enable us to gain access to the Japanese market, which operates substantially differently from the U.S. and EU markets, through an experienced partner. In addition, we agreed with Teijin to collaborate in the development of the nasal application of Alvesco®.

In 2002, we entered into an agreement with Pharmacia Corporation, now Pfizer, to co-develop and, provided we receive regulatory approval, market Daxas® in the United States, Europe and other important markets. While we coordinate the development of the drug in the European Union, Pfizer does so in the United States. The agreement provides that, following the receipt of regulatory approval in the relevant jurisdictions, we and Pfizer will jointly launch and promote Daxas® in the United States, Europe and other markets. Under the agreement, we received an upfront payment in the amount of $ 30 million in the second quarter of 2002 and a milestone payment in the amount of

Back to Contents

$ 30 million in the first quarter of 2003. We may receive additional payments based on the achievement of certain milestones in the future. On April 16, 2003, Pharmacia merged with Pfizer, Inc. We believe that this merger, which has created the largest pharmaceutical company in the world in terms of net sales, has significantly enhanced our distribution capabilities for Daxas®. In 2002, we also entered into a separate agreement with Tanabe Seiyaku Co. Ltd., a Japanese company, for the co-development and co-promotion of Daxas® in Japan.

Supplies and Raw Materials

We purchase our supplies and raw materials on a worldwide basis from a number of third-party providers. In those instances where there is only a single supplier, we seek to reduce our dependence on that supplier by accumulating and maintaining strategic reserves of the supplies and raw materials that we need for the manufacture of our products, qualify new suppliers, and, to the extent feasible, develop production processes in our own facilities. We typically attempt to secure strategic materials through medium- and long-term supply contracts and to ensure that in case of an outage, alternative sources would be readily available to us without undue expense and delay. We have not experienced significant difficulties in obtaining sufficient amounts of supplies and raw materials in recent years, and we do not expect to encounter such difficulties in the foreseeable future.

We have several sources for the most important raw materials of Pantoprazole, i.e., the active ingredient of the drug and a dry frozen IV formulation. We source the active ingredient of Pantoprazole from our Singen facility and from two suppliers, one of which has received FDA approval. The IV formulation is sourced internally from our Singen facility and from two external contract manufacturers as back-up sources.

Production

In the area of production, our goal is to ensure consistent quality and to minimize costs by creating facilities that specialize in discrete manufacturing tasks. We concentrate the manufacture of most of our products for the supply of the worldwide pharmaceuticals markets in Europe. Our manufacturing facility in Singen, Germany, has sole responsibility for all sterile application forms of therapeutics, including Pantoprazole IV, and also produces non-sterile semi-solid and liquid application forms as well as active pharmaceutical ingredients, predominantly Pantoprazole. Our facility in Oranienburg, Germany, which we are in the course of expanding in order to facilitate the large-scale production of Roflumilast, is engaged in the production of solid dosage forms, primarily Pantoprazole tablets. Our facility in Lyskowice, Poland, specializes in solid and liquid formulations. We started construction of a new manufacturing facility for Pantoprazole and Roflumilast tablets in County Cork, Ireland, during the fourth quarter of 2003. In Latin America, we are in the process of concentrating our activities for the Mercosur area in our facility in Jaguariuna, Brazil. As part of this program, we recently ceased all manufacturing activities at our site in Buenos Aires, Argentina, which has been shut down. All of our sites comply with current good manufacturing practice (cGMP) standards, which are a set of officially recognized scientifically sound methods, practices and principles for the development and manufacture of pharmaceuticals. In addition, certain of our sites, including Singen, have been inspected and have received approvals by the FDA and the relevant EU authorities.

We currently operate ten production facilities around the world. We source the active ingredient for Pantoprazole principally from our manufacturing facility located in Singen, Germany, and Isochem S.A., a French company that performs contract manufacturing for us. Pantoprazole tablets are manufactured at our facilities in Oranienburg, Germany, and Jaguariuna, Brazil. While we procure key starting materials for Pantoprazole from our facility in Mumbai, India, we also use external sources. For the construction of our Mumbai facility we have entered into a 50% joint venture with a third party. We otherwise own all of our principal production facilities and substantially all of the land on which they are located.

Back to Contents

The following table shows selected key information with respect to our principal current manufacturing facilities as well as our facilities under construction:

Production Facilities

Location	Function	Size (m2)

Singen, Germany	Pharma (sterile, solid and semi-solid	167,000
	dosage forms and active
	pharmaceutical ingredients)
Oranienburg, Germany	Pharma (solid dosage forms)	64,300
Lyskowice, Poland	Pharma (solid and liquid dosage	25,000
	forms)
Melville, New York	Pharma (semi-solid and liquid	52,000
	dosage forms)
Hicksville, New York	Pharma (semi-solid dosage forms)	23,200
Mexico City, Mexico	Pharma (solid, semi-solid and liquid	11,900
	dosage forms)
Jaguariuna, Brazil	Pharma (solid, semi-solid and liquid	214,000
	dosage forms)
Mumbai, India	Key starting materials for	25,100
	Pantoprazole
Carrigtwohill, Ireland (1)	Under construction; Pharma (solid	14,000
	dosage forms)
Bromma, Sweden	Diagnostics	2,785

(1)	Leased.

Sales and Marketing

We use the ALTANA brand to market products of our pharmaceuticals division on a worldwide basis. In doing so, we use sales and marketing methods customary in the pharmaceuticals industry. In addition to advertising our drugs, we maintain a network of sales representatives, collaborate with third parties and use our company’s website to provide information about our pharmaceuticals. We also grant discounts to our customers. Our discounting practices vary widely among the countries in which we are active, depending on the respective country’s regulatory framework and our position in the relevant market. The amount of control that we have over the sales mix used by our partners in any given market depends on the distribution arrangements we use in that market.

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

In July 2003, we established a second sales force in the United States with approximately 300 representatives, which markets Pantoprazole in the U.S. market under the name Protonix® alongside Wyeth. Our sales force in the United States now comprises approximately 600 members, which we believe constitutes an important step towards establishing a fully integrated U.S. organization. To support our efforts in building a sales and marketing organization in the United States, we entered into an agreement with Ventiv Health, Inc., a provider of outsourced marketing and sales solutions, in October 2002. Under this agreement, Ventiv provides us with a nationwide sales force and related services, including recruitment, training and operational support services. We expect that our U.S. sales organization will assume a significant role in the distribution of Alvesco® and Daxas® if and when these drugs are launched in the U.S. market. In the meantime, our staff co-promote Pantoprazole and several drugs of Pfizer in the United States.

In Japan, where we currently have no sales and marketing organization of our own, we expect that our agreement with Tanabe Seiyaku Co. Ltd., pursuant to which we will collaborate in the marketing of Daxas® in the Japanese market, will allow us to establish our own presence in that market in the mid- to long- term. Furthermore, with respect to Pantoprazole, we have found it desirable to supplement our internal sales and marketing efforts with the branding experience and marketing capabilities of external partners, particularly in the United States.

Among our third-party partners, we make a distinction between licensees, co-marketing partners and co-promotion partners. Licensees are partners that we typically use in markets that we do not

Back to Contents

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

The type of arrangement we use in any given situation depends on the particular product and the features of the targeted market. An example of a licensing arrangement is our agreement with Wyeth to distribute Pantoprazole in the United States, where we have only recently begun to build a sales and marketing organization of our own. Pursuant to our agreement with Wyeth, Wyeth is required to use commercially reasonable efforts to distribute Pantoprazole in the U.S. market and to bill its customers for the drug directly. Wyeth is free to set the retail price at its discretion, which affords it the flexibility necessary to adapt its distribution strategy to the prevailing market conditions. In return, Wyeth is required to pay us a fixed percentage of its net sales, subject to a minimum price. While we market Pantoprazole in the United States through a licensing arrangement, we currently use co-marketing partners for the distribution of Pantoprazole in Germany, most other European countries and Latin America. In Australia and Canada, we distribute Pantoprazole in collaboration with a co-promotion partner.

Going forward, we intend to use licensees primarily in markets that we do not consider a strategic focus or where we believe that the costs of building and maintaining the necessary infrastructure and expertise outweighs the benefits of having a sales and marketing organization of our own. In strategically important markets that offer a substantial growth potential for our pharmaceuticals business, especially the United States, our goal is to rely less on licensees and instead to use experienced local companies as co-marketing and co-promotion partners. We believe that this approach will enable us to gradually build our own sales forces in these markets and to reduce our dependence on partners. We have already entered into a co-promotion agreement with Aventis for the distribution of our pipeline drug Alvesco® in the United States and have entered into a similar agreement with Pfizer with respect to Daxas®.

At December 31, 2003, Wyeth, the U.S. company through which we distribute Pantoprazole in the United States, accounted for 6.4% of our accounts receivable, compared with 7.6% at December 31, 2002. In 2003 and 2002, Wyeth accounted for 15.3% and 14.1% of our net sales, respectively.

Competition

For the most part, our pharmaceuticals division operates in markets characterized by intense competition. Our competitors include a wide variety of companies, ranging from small pharmaceutical companies to large national and international pharmaceuticals groups and from off-patent manufacturers of generic pharmaceuticals to owners of preeminent brands.

The global therapeutics markets are highly competitive and are targeted both by large companies and by small niche players. The main competitive factors include product efficacy and safety and distribution capabilities. In addition, price has become increasingly important, particularly in Europe and Latin America. Our main competitors for drugs in the gastrointestinal area are Takeda, whose lansoprazole-based PPI is marketed in the United States through TAP Pharmaceuticals under the brand name Prevacid, and AstraZeneca, which markets Nexium, a PPI based on a substance called esomeprazole. Another company offering a branded PPI is Eisai. In addition, a variety of companies, including Schwarz Pharma, Mylan Laboratories, Novartis and most recently Torpharm, offer generic omeprazole-based PPIs in the United States and Europe, at prices that tend to be significantly lower than the price of Pantoprazole. In September 2003, Procter & Gamble launched an OTC version of omeprazole in the United States, which, unlike Pantoprazole, is available to patients without a prescription. While generic and OTC versions of omeprazole have so far had a limited impact on the market for branded PPIs, including Pantoprazole, in Europe, the launch of these products in the United States has resulted in increased competition in the U.S. market and led to stronger price pressure due to the fact that these PPIs are offered at higher discounts than branded PPIs, especially to managed care organizations, which are among the most important customers of PPIs. See “Item 3: Key Information – Risk Factors – Risks Related To Our Pharmaceuticals Business” for a

Back to Contents

discussion of the risks resulting from competition by other PPI brands, generic and OTC versions of omeprazole-based PPIs and “– Therapeutics” for more information on Pantoprazole. In the respiratory tract area, we compete primarily with AstraZeneca, GlaxosmithKline, Merck & Co. and Boehringer-Ingelheim.

In the OTC area, the key competitive factors are price and branding. The OTC market is highly fragmented, and we face competition not only from other pharmaceuticals companies but also from distributors of homeopathic remedies and medical accessories.

The imaging markets are highly competitive. The key competitive factors include price (especially with respect to x-ray contrast media), product efficacy, safety, and sales and marketing capabilities. As far as new diagnosing techniques are concerned, technological innovation is also an important factor. Our competitors include Schering AG, Tyco Inc. and Amersham plc.

Intellectual Property

Intellectual property and especially patent protection are of critical importance to our pharmaceuticals business. At December 31, 2003, we held 102 U.S., 57 European and 22 Japanese patents for various pharmaceutical inventions. In addition, we have 72 patent applications pending at the U.S. Patent and Trademark Office, 172 at the European Patent Office and 122 in Japan. Our most important patents are those covering Pantoprazole as well as the patents for which we have applied and which have been granted in connection with our various pipeline drugs.

Pantoprazole enjoys patent protection in Europe until June 2005 and, by virtue of an extension granted by the U.S. Patent and Trademark Office in July 2003, in the United States until July 2010. In addition, however, Pantoprazole benefits from supplementary protection certificates, which have an effect similar to that of an extension of original patents, in the majority of European countries until the end of May 2009.

In February 2004, generic drug companies submitted applications known as an Abbreviated New Drug Applications (“ANDA”) including paragraph IV certifications in respect of Pantoprazole to the FDA. For more information on ANDAs, see “— Regulation — United States”.

Drug companies are required to include a certification in their ANDA filings when they intend to manufacture and distribute a generic version of a patent-protected drug listed in the Orange Book, which is a list of proprietary drugs together with pertinent patent information maintained by the FDA. Inclusion of a paragraph IV certification in an ANDA implies that the applicant is asserting that the patents listed in the Orange Book are either invalid or unenforceable or will not be infringed by the manufacture and distribution of a generic version of that drug. The applicant is required to notify the innovator company that it has filed an ANDA with the FDA, and must describe the reasons it believes the listed patents will not be infringed or are invalid or unenforceable. Once the innovator drug company has received notice that a generic application has been filed and its patent is being challenged, it may file a lawsuit claiming patent infringement based on its review of the generic drug company’s notice. If a lawsuit is brought within 45 days of receiving the applicant's notice, the FDA’s approval is stayed for 30 months. The 30-month period starts five years after the approval of the drug. If the patent court determines that the patent is valid, enforceable and would be infringed by the product proposed in the ANDA, the FDA will not approve the application until the patent expires. If the court decides that the patent will not be infringed or is invalid or unenforceable, the FDA may approve the generic application when that decision occurs. The FDA may approve the application at the end of the 30-month period, even if the litigation is ongoing. A generic applicant who is the first to challenge a listed patent using a paragraph IV certification is granted a 180-day exclusivity period with respect to other generic applicants. This exclusivity period provides generic applicants with an incentive to challenge listed patent for innovative drug products.

We received notice of the above-mentioned filings and the challenging of our patents in April 2004. We believe our patents are valid and enforceable. We intend to vigorously defend our patent rights and undertake all appropriate measures in the best interest of our company.

Back to Contents

Other patents and pending patent applications that are material to our business include those set forth in the table below:

	Patent Expiration Year
	Europe (1)		United States		Japan

Ciclesonide (substance)	2011	(2)	2013	(2)	2011	(2)
Ciclesonide (key intermediate)	2014		2015		2014
Ciclesonide (purification process)	2017		2017		2017
Ciclesonide (aerosol)	2018		2018		2018
Ciclesonide (nasal formulation)	2020		2020		2020
Roflumilast (substance)	2014	(2)	2015	(2)	2014	(2)
Roflumilast (formulation)	2021		2021		2021
Soraprazan (substance)	2019	(2)	2019	(2)	2019	(2)

(1)	Includes European patents or national patents in major European countries.
(2)	Does not reflect a possible extension of the term of patent protection or the grant of supplementary protection certificates for up to five additional years.

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

As a result of the key role that intellectual property plays in the pharmaceuticals industry, we may from time to time become involved in litigation as either plaintiff or defendant. For example, in 1995, AstraZeneca sued us alleging that our gastrointestinal therapeutic Pantoprazole infringes AstraZeneca’s omeprazole patents. While we successfully settled this claim on terms favorable to us, there can be no assurance that we will also be able to settle other claims brought against us by third parties in the future. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in costly and time-consuming litigation and may be prevented from, or experience substantial delays in, marketing our existing pharmaceuticals and launching new ones. Each of these events could materially adversely affect our business, financial condition or results of

Back to Contents

operations or halt the sales of our existing products. For more information concerning the types of litigation that we face in our business, see “– Legal Proceedings” and “Item 3: Key Information – Risk Factors – Risks Related To Each Of Our Businesses”.

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

United States

The principal U.S. regulators relevant to the business of our pharmaceuticals division are the U.S. Food and Drug Administration (“FDA”) and to a lesser extent the U.S. Drug Enforcement Agency (“DEA”) and state government agencies. The Federal Food, Drug and Cosmetic Act, the Controlled Substances Act and other federal statutes and regulations all govern or influence the development, testing, manufacture, packaging, labeling, storage, record keeping, safety, approval, advertising, promotion, marketing, sale and distribution of our pharmaceuticals.

FDA approval is required before any dosage form of any new pharmaceutical, including any off-patent equivalent of a previously approved pharmaceutical, may be marketed. The process for obtaining governmental approval to market pharmaceuticals in the United States is rigorous, time-consuming and costly, and it is difficult to predict the extent to which this process may be affected by legislative and regulatory developments. Like all pharmaceutical companies, we are dependent on receiving FDA and other types of governmental approvals prior to producing and marketing virtually all of our new pharmaceuticals in the United States. Consequently, there is always a chance that the FDA or any other applicable agency will not approve our new pharmaceuticals, or that the rate, timing and cost of such approvals will adversely affect our launch plans and ultimately our results of operations. See “Item 3: Key Information – Risk Factors – Risks Related To Our Pharmaceuticals Business” for a discussion of these risks.

All applications for FDA approval are required to contain information relating to formulation, raw materials, stability, manufacturing, packaging, labeling and quality control. There are two types of applications for FDA approval:

•	New Drug Application (“NDA”). An NDA is filed whenever approval is sought for drugs with active ingredients and/or with dosage strengths, dosage forms, delivery systems or pharmacokinetic profiles that have not previously been approved by the FDA. A drug’s pharmacokinetic profile relates to the characteristic interactions of the drug with the human body in terms of absorption, distribution, metabolism, and excretion. NDAs are typically filed for newly developed branded pharmaceuticals as well as for new dosage forms of existing drugs that have been approved previously.

•	Abbreviated New Drug Application (“ANDA”). An ANDA is filed whenever approval is sought for generic equivalents of previously approved drugs or unapproved dosage forms of such drugs. The FDA will accept the filing of an ANDA before the expiration of the exclusivity period of the relevant patent only if the applicant simultaneously challenges that patent. For a description of the recent ANDA filings challenging the patents' underlying Pantoprazole, see “– Intellectual Property.”

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

Back to Contents

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

Following completion of these trials, the results of the internal development processes and the mandatory preclinical and clinical studies along with documentation evidencing compliance with applicable Chemistry, Manufacturing and Controls (“CMC”) requirements as part of an NDA are submitted to the FDA. The drug development and NDA approval process averages approximately eight to twelve years.

FDA approval of an ANDA is required before a generic equivalent of a drug that previously has been approved under an NDA or a previously unapproved dosage form of a drug that has been approved under an NDA may be marketed. The ANDA approval process differs from the NDA approval process in that it does not require new preclinical and clinical studies; instead, it relies on the clinical studies establishing safety and efficacy conducted for the previously approved drug. The ANDA process, however, requires the generation of data that show that the ANDA drug is bioequivalent (that is, therapeutically equivalent) to the previously approved drug. “Bioequivalence” compares the bioavailability of one drug with another and, if established, indicates that the rate and extent of absorption of an off-patent drug in the body are substantially equivalent to the previously approved drug. “Bioavailability” establishes the rate and extent of absorption, as determined by the time-dependent concentrations of a drug in the bloodstream needed to produce a therapeutic effect. Supplemental NDAs or ANDAs are required for, among other things, approval to transfer products from one development site to another. Such applications may be under review by the FDA for a year or more. In addition, certain drugs may be approved for transfer only once new bioequivalence studies have been conducted or other certain requirements have been satisfied.

To obtain FDA approval of both NDAs and ANDAs, a pharmaceutical company’s procedures and operations must conform to FDA quality system and control requirements generally referred to as current Good Manufacturing Practices (“GMP”), as defined in Title 21 of the U.S. Code of Federal Regulations. These regulations cover all aspects of the development, manufacturing and marketing process from receipt and qualification of components to distribution procedures for finished products. Since they are evolving standards, we have to continue to expend time, money and effort in all production and quality control areas to maintain compliance. The evolving and complex nature of regulatory requirements, the broad authority and discretion of the FDA, and the high level of regulatory oversight results in the continuing possibility that we may be adversely affected by regulatory actions despite our efforts to maintain compliance with the applicable regulatory

Back to Contents

requirements. See “Item 3: Key Information – Risk Factors – Risks Related To Our Pharmaceuticals Business” for a discussion of these risks.

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

See “Item 3: Key Information – Risk Factors – Risks Related To Our Pharmaceuticals Business” for a further discussion of risks in connection with FDA regulations.

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

In recent years, there has been enhanced political attention and governmental scrutiny at the federal and state levels of the prices paid or reimbursed for pharmaceuticals under Medicaid, Medicare and similar programs. The U.S. Federal Trade Commission (“FTC”) has recently announced its intention to conduct a study of whether brand-name and generic drug providers have entered into agreements, or have used other strategies, to delay competition from generic versions of patent-protected drugs. The FTC’s announcement could affect the manner in which generic drug providers resolve intellectual property litigation with branded pharmaceutical companies, and may result in an increase in private-party litigation against pharmaceutical companies. See “Item 3: Key Information – Risk Factors – Risks Related To Our Pharmaceuticals Business” for a discussion of government regulation in connection with third-party reimbursement programs.

European Union

Much of what has been said with respect to the approval process applicable to new drugs in the United States also applies to the European Union. In the European Union, however, two different basic procedures are available: a centralized approval procedure and one based on the Mutual Recognition Procedure. The London-based European Agency for the Evaluation of Medicinal Products (“EMEA”) governs the centralized drug registration and approval process. The respective scientific committees, the committee for proprietary medicinal products (“CPMP”) and the committee for veterinary medicinal products (“CVMP”), make recommendations based on reviews by appointed rapporteurs and co-rapporteurs, who are part of the CPMP/CVMP. Following the committee’s recommendation, the European Commission issues a formal decision, which is valid throughout the entire European Union. Upon completion of the approval process, the drug may be marketed within all member states. An alternative procedure is the Mutual Recognition Procedure. Pursuant to this

Back to Contents

procedure, one member state carries out the primary evaluation. The other member states then have 90 days to decide whether they accept or reject the decision made by that member state. If a member state does not follow the decision of the reference country, then the issue is referred to the CPMP for arbitration. Based on the CPMP’s determination, a formal decision is made by the European Commission.

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

In 2003, our chemicals division generated net sales of € 755 million, an increase of 0.9% compared with 2002. The chart below provides a breakdown of our chemicals net sales by geographic region for the three years ended December 31, 2003:

In 2003, some of our customers transferred their production facilities from North America to Asia, which led to a decline of our sales in the North American region and caused our sales in the Far East to rise. The results for both regions suffered due to strong negative currency effects in 2003. In Europe and Asia, our chemicals division achieved single digit growth rates despite the weak economic situation throughout the year. As a result of the international dimension of our business, our results of operations are materially affected by exchange rate fluctuations in any given period, especially by changes in the exchange rate between the euro on the one hand and the U.S. dollar and the Japanese yen on the other hand. See “Item 3: Key Information – Risk Factors – Risks Related

Back to Contents

To Each Of Our Businesses” and “Item 11: Quantitative and Qualitative Disclosure About Market Risk” for more information on our exchange rate exposure.

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

Our chemicals division has grown steadily over the past several years both organically and as a result of strategic acquisitions. We expect to continue to rely on a combination of organic growth and acquisitions for the expansion of our operations in the future. In identifying suitable targets for acquisitions, we seek majority interests in companies that present a clear strategic fit, have potential for net income contribution and whose management is both experienced and competent.

The chart below provides a breakdown of our chemicals net sales by business area for the three years ended December 31, 2003:

Because chemicals are used in a variety of industries, manufacturers of specialty chemical products are typically affected by the business cycles experienced by the industries that they serve. By targeting selected niche markets in complementary industries all over the world, we seek to diversify our risk and reduce our exposure to these cycles.

Products

Additives & Instruments

We provide a wide range of innovative, high-quality additives and related measuring and testing instruments. In 2003 net sales generated by our Additives & Instruments business totaled € 308 million.

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

Back to Contents

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

Coatings & Sealants

In the area of Coatings & Sealants, we offer can and coil coatings as well as compounds and sealants. In 2003, our Coatings & Sealants business generated net sales of € 222 million. Our can and coil coatings are used, among other things, to coat steel and aluminum sheets and coils. An important downstream application of our coatings portfolio are packaging materials that are used in the food industry, including cans, drums and closures as well as aluminum, plastic and paper foils for flexible packages. In addition, our coil coatings are also used for other applications, such as facade claddings, roller shutters, blinds and furniture. Our compounds and sealants portfolio comprises sealing compounds for use in food and beverage cans, bottle closures and jar lids.

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

In 2003, our Electrical Insulation business generated net sales of € 225 million.

As with Coatings & Sealants, part of our growth strategy in our Electrical Insulation business area is to expand our market position by making selective acquisitions of innovative companies with

Back to Contents

strong positions in the markets in which they operate. In August 2003, we completed the acquisition of the global electrical insulation business of Schenectady International, Inc. As part of the transaction, we acquired 100% of the shares of Schenectady Europe GmbH (now Beck Electrical Insulation GmbH), Hamburg, Germany, and 83% of the shares of Schenectady Beck India Ltd. (now Beck India Limited), Pune, India, a company listed on the Indian stock exchange. In addition, we acquired Schenectady’s electrical insulation business operations in the United States, the United Kingdom, South Africa, Brazil, Mexico, Canada and Australia, and integrated them in our existing subsidiaries. In 2002, Schenectady’s electrical insulation business had revenues of $ 91 million. In January 2004, we acquired the electrical insulation business of Ranbar Electrical Materials Inc., comprising impregnating resins, varnishes and potting compounds for the secondary insulation of electrical equipment. In 2002, this business had revenues of approximately $ 11 million.

Research and Development

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

As far as new technologies are concerned, such as UV-curing and nano technologies, which we expect to play an increasingly important role in the specialty chemicals industry, each of our business areas conducts its own R&D efforts. In addition, we recently acquired a 7% stake in, and entered into a cooperation and development agreement with, Nanophase Technologies Corporation, a company active in nano materials, to jointly identify and develop products for use in the manufacture of paints, coatings and plastics. Because the value of new technologies to our business is highly application-specific, our management considers this approach preferable to concentrating all R&D in one location. To ensure that know-how built up in one business area becomes available to other business areas, we actively manage cooperation between our various R&D facilities involved in similar technology projects.

As of December 31, 2003, 486 people worldwide – 18.5% of the workforce of our chemicals division – were employed in our laboratories. Our R&D expenditures in this division totaled € 36 million in 2003, representing 4.7% of total sales.

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

Like other companies in the chemicals industry, we are exposed to raw material price increases. While we have historically been able to pass such increases on to our customers, we have experienced difficulties in doing so in the past two business years, which has created pressure on our margins. To

Back to Contents

reduce this pressure, we attempt to secure important raw materials by entering into long-term contracts. In 2003, we were able to achieve savings by streamlining our procurement processes.

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

We own substantially all of our manufacturing facilities and substantially all of the land on which they are located. Our most important production facility in the chemical division is located in Wesel, Germany, where we manufacture the majority of the products of o ur additives business area. We operate our facility located in Pittsburgh, Pennsylvania, in a joint venture with the legal owner of the land and lease our facilities in Montataire, France, Collecchio, Italy, and Fort Wayne, Indiana.

The following table shows selected key information with respect to our current manufacturing facilities as well as our facilities under construction:

Production Facilities
Location
	Function	Size (m2)

Wesel, Germany	Additives	98,810
Kempen, Germany	Wire enamels, impregnating resins	36,713
	and compounds
Hamburg, Germany	Impregnating resins	34,711
Grevenbroich, Germany	Coatings	25,219
Bremen, Germany	Closure compounds	13,719
Lehrte, Germany	Coatings	24,719	(1)
Geretsried, Germany	Measuring and testing instruments	10,323
Vienna, Austria	Coatings	28,508
Sedan, France	Coatings	20,000
Montataire, France	Coatings	4,342
Quattordio, Italy	Wire enamels, impregnating resins	40,096	(2)
Ascoli Piceno, Italy	Wire enamels, impregnating resins	17,499
Burago, Italy	Coatings	12,323
Collecchio, Italy	Compounds	8,000
Deventer, Netherlands	Additives	18,850
Vigo, Spain	Can sealants	20,637
Manchester, United Kingdom	Impregnating resins	8,500
St. Louis, Missouri	Wire enamels, impregnating resins	70,000
	and compounds
Wallingford, Connecticut	Additives	75,366
Pittsburgh, Pennsylvania	Coatings and sealants	5,060
Fort Wayne, Indiana	Wire enamels	3,345
Pune, India	Impregnating resins	213,191
Tongling City, China	Additives and wire enamels	19,634
Shunde, China	Coatings	9,754

(1) 14,104 m2 owned and 10,615 m2 leased.
(2) 26,030 m2 owned and 14,066 m2 leased.

Back to Contents

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

Each of the specialty chemicals business areas has its own centralized management, which coordinates the business area’s sales and marketing strategy and which is responsible for dealing with its key customers. The actual sales and marketing, however, is carried out at the local level by our operating companies. In addition, to the extent that we do not serve a particular market through our own local organization, it is carried out either by way of direct sales made by us or through external agents, whom we remunerate on a commission basis.

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

In the area of Coatings & Sealants, our customers comprise a small number of globally operating companies in the packaging and certain other industries, and we rely on our own sales and marketing organizations in Germany, most other major European markets, the United States and China.

The principal customers of our Electrical Insulation business are large manufacturers of magnet wires and various producers of electrical and electronic components. Because electrical and electronic devices are used in a wide variety of applications of everyday life, our customer base for impregnating resins and compounds is large and diverse. As far as Electrical Insulation is concerned, we use our own sales operations in all major markets worldwide.

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

Back to Contents

The specialty chemicals industry is a highly fragmented industry, and there is no company that competes with us across all our business areas. The following table provides an overview of our principal competitors by business area:

Competitors

Additives & Instruments	Borchers (a subsidiary of Bayer AG), Ciba Specialty Chemicals, Cognis, Degussa-Tego, Lubrizol and UCB

Electrical Insulation
Wire enamels	Du Pont, Nexans, Fupao Chemical and Hitachi

Impregnating resins and
compounds	Vantico, Du Pont, Hitachi and Von Roll Isola

Coatings & Sealants
Can coatings	ICI, PPG and Valspar

Coil coatings	Akzo Nobel Nippon Paint, BASF, Becker Industrial Coatings, Sigma-Kalon and Tikkurila

Can sealants and closure
compounds	W.R. Grace

Regulation

The development, manufacture and marketing of chemical substances is regulated by national and international laws. Almost every country has its own legal procedures for manufacturing, registration and import. Of all countries, the laws and regulations of the European Union, the United States and Japan, however, are those which are most significant to our business. These regulations include the European inventory of existing commercial chemical substances, the European list of notified chemical substances, the United States Toxic Substances Control Act and the chemicals list of the Japanese Ministry of Trade and Industry. Chemicals that are contained in one or more of these lists can usually be registered and imported without additional testing into any other country, although additional administrative requirements may exist.

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

We have established and continue to establish accruals for environmental remediation liabilities where the amount of such liability can be reasonably estimated. As a rule, investigations into potential contamination and subsequent cleanup are required only when a site is closed and the existing production facilities dismantled. Accordingly, it is not possible to reasonably estimate the ultimate liability for investigation and cleanup at sites that are still in operation. Likewise, given the

Back to Contents

uncertainty inherent in such estimates, any accruals that we have established may be subject to change.

Organizational Structure

We have subsidiaries that operate in a number of countries throughout the world. The following table provides information as of December 31, 2003, with respect to our current significant subsidiaries:

Significant Subsidiaries

Corporate name, location and country of incorporation
	Field of activity	Equity(1)	Ownership interest(2)

		(€ in millions)	(%)
Pharmaceuticals
ALTANA Pharma AG,	Administration, R&D,	59	100
Constance, Germany	Production, Distribution
ALTANA Pharma Deutschland GmbH, Constance, Germany	Distribution	2	100
ALTANA Pharma Consumer Health GmbH, Hamburg, Germany	Distribution	0	100
ALTANA Pharma B.V., Hoofddorp, The Netherlands	Distribution	28	100
ALTANA Pharma N.V. /S.A., Diegem, Belgium	Distribution	5	100
ALTANA Pharma S.A.S., Le Mée-sur-Seine, France	Distribution	20	100
ALTANA Pharma GmbH, Vienna, Austria	Distribution	20	100
ALTANA Pharma S.p.A., Milan, Italy	Distribution	28	100
ALTANA Pharma S.A., Madrid, Spain	Distribution	12	100
ALTANA Pharma Sp.z.o.o., Warsaw, Poland	Distribution	16	100
ALTANA Inc., Melville, New York	Production, Distribution	40	100
ALTANA Pharma Inc., Oakville, Canada	Distribution	31	100
ALTANA Pharma S.A. de C.V., Mexico City, Mexico	Production, Distribution	57	100
ALTANA Pharma Ltda., São Paulo, Brazil	Production, Distribution	43	100
ALTANA Pharma AG, Kreuzlingen, Switzerland	Distribution	12	100
ALTANA Madaus (Pty.), Midrand, South Africa	Distribution	7	50
ALTANA Pharma Ltd., Marlow, Great Britain	Distribution	1	100

Chemicals
ALTANA Chemie AG, Wesel, Germany	Administration	865	100
BYK-Chemie GmbH, Wesel, Germany	Production, Distribution	106	100
Rhenania Coatings GmbH, Grevenbroich, Germany	Production, Distribution	9	100
DS-Chemie GmbH, Bremen, Germany	Production, Distribution	7	100
Terra Lacke GmbH, Lehrte, Germany	Production, Distribution	6	100
Wiedeking GmbH Elektroisoliersysteme, Kempen, Germany	Production, Distribution	5	100
BYK-Cera B.V., Deventer, The Netherlands	Production, Distribution	20	100
Rembrandtin Lack Ges. mbH, Vienna, Austria	Production, Distribution	18	100
Deatech s.r.l., Ascoli Piceno, Italy	Production, Distribution	24	100
Salchi-Rhenacoat s.r.l., Burago Molgora, Italy	Production, Distribution	7	51
The P.D. George Company Inc., St. Louis, Missouri	Production, Distribution	18	100
BYK-Chemie USA, Wallingford, Connecticut	Production, Distribution	53	100
BYK-Chemie Japan KK, Osaka, Japan	Distribution	5	100
Tongling SIVA Insulating Materials Co. Ltd., Tongling City, People’s Republic of China	Production, Distribution	15	100

Other subsidiaries

ALTANA Technology Projects GmbH, Bad Homburg v.d.H., Germany	Investments in and collaborations with biotech companies	62	100

(1)	Figures calculated in accordance with International Financial Reporting Standards (“IFRS”).
(2)	Portion of ownership interest equals portion of voting power held.

Back to Contents

Property, Plants and Equipment

We own approximately 2.0 million square meters of property at our production, distribution and administrative facilities around the world and nearly all of the land that they occupy. See “– Pharmaceuticals – Production” and “Chemicals – Production” for more information on our production facilities. Virtually all of our facilities are either owned by us or available to us under long-term leases. We believe that our current facilities and those of our consolidated subsidiaries are in good condition and adequate to meet the requirements of our present and foreseeable future operations.

Legal Proceedings

As is the case with many companies in the pharmaceuticals and specialty chemicals industry, we are and may from time to time become a party to claims and lawsuits incidental to the ordinary course of our business. We are not currently involved in any legal or arbitration proceedings that we expect to have a material adverse effect on our financial position, and, to our knowledge, no such legal or arbitration proceedings are currently threatened.

In 1988, we held 91% of Deutsch-Atlantische Telegraphen AG (“DAT”). In connection with the execution of a profit transfer and control agreement with DAT, which provided that all of DAT’s profits and losses had to be transferred to us, we made a mandatory exchange offer to the minority shareholders offering them 1.3 shares of our company for each DAT share held by them. The offer was based on a valuation of DAT. Subsequently, several minority shareholders applied to the competent court for relief, alleging that our compensation offer was inadequate. After raising our stake in DAT and integrating it into our company in 1990, we submitted a new compensation offer based on an exchange ratio of 1.4. After protracted litigation, in which lower courts confirmed the adequacy of our offers, the German Federal Constitutional Co urt (Bundesverfassungsgericht) reversed and remanded. The court held that the compensation offered by us should have been based on the market price of the shares, which would have led to a higher compensation to the DAT shareholders. On March 12, 2001, the German Federal Supreme Court (Bundesgerichtshof) decided that the exchange ratio had to be based on the average share price during the three months preceding the shareholders’ meeting that approved the profit transfer and control agreement. The case was subsequently remanded to a district court, which in its decision dated January 15, 2003 set the exchange ratio at 3.45 shares of our company for one DAT share (not taking into account the various stock splits that have occurred in the meantime). We appealed that decision and on July 4, 2003, the appellate court (Oberlandesgericht Düsseldorf) confirmed the district court’s decision. Based on the final court ruling, our total liability amounted to € 19.3 million. As at December 31, 2002 we had already accrued € 16.1 million. Accordingly, we recorded an expense of € 3.2 million as other operating expenses in 2003. Our obligation must be settled in cash and shares. The obligation has been calculated based on the stock price of our shares on the day of the court ruling. In 2003, we transferred 207,036 of our treasury shares to former DAT shareholders and paid € 0.9 million in cash. At December 31, 2003, we recorded the outstanding obligation in the amount of € 8.0 million under other liabilities.

Back to Contents

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion includes forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those contained in the forward-looking statements.

     You should read the following discussion of our financial condition and results of operations in conjunction with our consolidated financial statements, including the related notes, and the other financial information that we have included elsewhere in this annual report. For our consolidated financial statements as of and for the three years ended December 31, 2003, see the discussion beginning on page F-1. We have prepared our consolidated financial statements in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. For a description of the significant differences between IFRS and U.S. GAAP and a reconciliation of net income and shareholders’ equity to U.S. GAAP, you should read note 33 to our consolidated financial statements.

Overview

     We are a globally operating company that develops, manufactures and markets innovative pharmaceutical and specialty chemical products for a range of targeted, highly specialized applications. Over the past five years, we have on average achieved double-digit revenue growth and steady increases in our operating income. We believe that this development is a result of our strategic focus on the pharmaceuticals and specialty chemicals markets and the continuous international expansion of our business. In recent years, much of this development has been driven by Pantoprazole. The following table indicates the growth of our business in recent years in terms of our net sales and our operating income for each of the last five years:

	1999	2000	2001		2002	2003

	(€ in millions)

Net sales	1,577	1,928	2,308		2,609	2,735
Operating income	205	309	520	(1)	538	563
Net income	118	181	328		324	345

(1)	Includes a one-time gain in the amount of € 110 million resulting from the sale of our interest in a joint venture with H. Lundbeck A/S, a Danish company active in the treatment of diseases of the central nervous system (“CNS”) and a special donation of € 15 million to the Herbert Quandt endowment. Excluding these items, our operating income in 2001 would have been € 424 million.

     The following discussion highlights the main factors driving the revenues and results of operations of each of our two divisions from 2001 to 2003.

     Pharmaceuticals.  The net sales of our pharmaceuticals division rose by 24.4%, from € 1,591 million in 2001 to € 1,861 million in 2002 and € 1,980 million in 2003. During the same period, the division’s operating income grew by 39.3%, from € 363 million in 2001 to € 471 million in 2002 and € 506 million in 2003. The 2001 figure has been adjusted for a one-time gain in the amount of € 110 million resulting from the sale of our interest in a joint venture and a one-time expense due to our donation of € 15 million to a charitable endowment, of which we booked € 7.5 million in our pharmaceuticals division. The results of operations of our pharmaceuticals division are driven by:

•	Our ability to develop and launch new and innovative therapeutics. Our pharmaceuticals division derives most of its revenues from the sale of therapeutic drugs, and its ability to develop and launch new and innovative drugs materially influences its results of operations. The launch of new drugs, however, requires the successful completion of a regulatory approval process that is complex and burdensome and whose outcome is uncertain. Currently, the main revenue driver of our pharmaceuticals division is our gastrointestinal therapeutic Pantoprazole, whose net sales have risen by 63.6% over the past three years, from € 680 million in 2001 to € 966 million in 2002 and further to € 1,113 million in 2003. Pantoprazole accounted for 56.2% of our pharmaceuticals net sales in 2003, compared with a contribution of 51.9% in 2002 and 42.8% in 2001. In 2003, Pantoprazole continued to be the primary growth driver of the division’s net sales. However, increasing competition in the U.S. market, our most important market, by other branded PPIs, in particular Takeda’s lansoprazole-based PPI and AstraZeneca’s Nexium, by various generic PPIs based on omeprazole as well as by an OTC version of an omeprazole-based PPI recently launched by Procter & Gamble has led to increased pressure on Pantoprazole, which may result in

Back to Contents

reduced growth and potentially even a decline in our Pantoprazole net sales in future periods. To reduce our reliance on sales and earnings of Pantoprazole, we are in the process of developing several respiratory tract drugs, including Alvesco® and Daxas®, which we plan to launch over the next several years and which we hope will become revenue drivers of our pharmaceuticals division in the future. Recently, we received the first regulatory approval for the marketing of Alvesco® in Australia.

•	Price regulations and budgeting decisions of local governments and health care providers. The sale of pharmaceuticals is subject to extensive price controls, which not only limit the amount of revenues that we can earn from our products but which also influence the purchasing patterns of hospitals, doctors and patients. For example, after a period in which health care providers in Germany were afforded greater flexibility in their budgeting decisions and during which we were able to increase our sales of ethical therapeutics in the German market, recent legislation providing a framework for the introduction of reference prices for certain patent-protected drugs is likely to have the opposite effect. Since January 1, 2003, the pharmaceutical industry in Germany has been required to grant German social security funds discounts of 6% off the list price for most ethical products, which has had a negative impact on our pharmaceuticals sales in Germany during the past period. At the beginning of 2004 the German government increased these discounts to 16%. Accordingly, we expect this negative impact to continue.

•	The level of our investment in R&D in any given period. The development of new and innovative therapeutics involves substantial investments in R&D. Thus, the level of our R&D spending in any given period has a material impact on the results of operations of our pharmaceuticals division in that period. To maintain our high level of innovation, we seek to invest approximately 20% of the annual revenues of our therapeutics business in R&D. Basic research and the initial development, manufacture and launch of a new therapeutic typically require high levels of cash expenditures, whereas the marginal cost of producing additional units of the therapeutic is low. As a result, our ability to recover our R&D expenditures and to generate a profit from our drugs depends on our ability to obtain patent and other forms of intellectual property protection for these drugs to shield us from competition by manufacturers of generic equivalents.

•	The sales and marketing methods we use for our therapeutics. The results of operations of our pharmaceuticals division depend substantially on the selling and distribution expenses that we incur in marketing our therapeutics. The amount of selling and distribution expenses incurred with respect to any given drug depends on a variety of factors. One principal factor is the stage of the drug’s life cycle. When we launch a new therapeutic, we typically incur substantial selling and distribution expenses to support its introduction to the worldwide pharmaceuticals markets. As the drug becomes established in its markets, these costs decline.

Another key factor influencing the level of selling and distribution expenses of our therapeutics and the revenues generated by them is the method that we use to distribute them. While we record selling and distribution expenses in markets where we sell our drugs directly, we at times use arrangements under which a local distributor purchases therapeutics from us at a price specified in the relevant distribution agreement and then assumes sole responsibility for selling and distributing these drugs in its local market. All expenses incurred in connection with the sale and distribution of the drugs are the distributor’s responsibility. An example of this type of distribution arrangement is our agreement with Wyeth Pharmaceuticals, the pharmaceuticals division of Wyeth, Inc., (“Wyeth”) to distribute Pantoprazole in the United States. See “Item 10: Additional Information–Material Contracts” for a summary of the material terms of our distribution arrangement with Wyeth.

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

    Chemicals. The net sales of our chemicals division increased by 5.2% from € 717 million in 2001 to € 748 million in 2002 and € 755 million in 2003. Over the same period, its operating income

Back to Contents

fluctuated from € 98 million in 2001 to € 104 million in 2002 and € 92 million in 2003. The results of operations of our chemicals division are driven by:

•	Our ability to consistently launch new and innovative products. The longer a successful product is on the market, the more time competitors have to develop products with similar features, leading to increased competition and downward price pressure. As a result, a key driver of the revenues and results of operations of our chemicals division is our ability to consistently develop, manufacture and sell new and innovative specialty chemical products with advanced technical features and to ensure that such products account for a substantial share of our product portfolio.

•	Our ability to maintain close ties with our customers. In the specialty chemicals industry, it is important to be able to offer customers complete solutions consisting not only of products but also of comprehensive technical advice and service in connection with these products. Because the relationship aspect is an integral part of our product offering, our ability to maintain close ties with our customers affects the prices that our customers are willing to pay us and ultimately our revenues and results of operations.

•	The business cycles experienced by our customers. Although our products are targeted at specialized applications, our chemicals division is subject to the business cycles experienced by our customers. While we find it difficult to insulate our business from the impact of economic downturns that affect all of our customers, such as the global downturn that began in the fourth quarter of 2000 and continued to have a negative impact on the economic climate throughout 2003, we attempt to reduce our exposure to the business cycles of the industries that we serve by focusing on complementary industry segments and discrete geographic regions.

•	The level of raw material prices. Another driver of the results of operations of our chemicals division is the level of raw material prices prevailing at any given point. Historically, we have at times found it difficult to pass such increases on to our customers, and we may experience similar difficulties in the future. In each of the last several years, the results of operations of our chemicals division were materially influenced by rising raw material prices. We continued to be exposed to high raw material prices in 2003 but were able to limit their impact on our business by substituting cheaper raw materials for more expensive ones.

     Each of our two divisions’ results of operations have been and continue to be materially influenced by exchange rate movements, particularly between the euro and each of the U.S. dollar, the Japanese Yen, the Chinese Renminbi Yuan and the Mexican Peso. For example, net sales of our pharmaceuticals division were reduced by seven percentage points due to the unfavorable exchange rate movements of the euro vis-à-vis the U.S. dollar and currencies linked to the U.S. dollar. Similarly, exchange rate effects resulted in a reduction of the net sales of our chemicals division by five percentage points. To promote comparability across reporting periods, the following discussion of our results of operations breaks out acquisition and foreign exchange rate effects.

     In addition, the revenues of each of our two divisions may be materially influenced by acquisitions made by that division during any given period. This is particularly true of our chemicals division, whose growth strategy contemplates the acquisition of suitable targets. For example, in August 2003 we acquired the electrical insulation business of Schenectady International, Inc., which contributed € 27 million to our revenues in 2003.

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

Back to Contents

Critical Accounting Polices

Revenue Recognition

As described in note 2 to our consolidated financial statements, we recognize revenue if the revenue can be reliably measured, it is probable that we will realize the economic benefits of the underlying transaction, and all costs to be incurred in connection with the transaction can be measured reliably. Accordingly, we recognize revenue in connection with the sale of a product at the moment the product is shipped and title passes to the customer.

We make provisions for discounts and rebates to customers in the same period in which we recognize the related revenue, using a consistent methodology. We believe that our current provisions appropriately reflect our exposure to discount and rebate payments. Historically, discounts and rebates have not materially impacted our net sales.

We generate a substantial portion of our revenues from licensing agreements under which we grant third parties rights to certain of our products and technologies. We record non-refundable upfront payments received under these agreements as deferred revenue and recognize them in income over the estimated performance period stipulated in the agreement. An example of such a licensing agreement is our contract with Wyeth to distribute Pantoprazole in the United States. See “Item 10: Additional Information–Material Contracts” for more information on this contract. Currently, Wyeth is our single largest customer. Under our agreement with Wyeth related to the distribution of Pantoprazole, we have granted Wyeth an exclusive license to sell Pantoprazole-based products in the U.S. market. Under the agreement, Wyeth pays us a specified percentage of its Pantoprazole-related net sales, subject to a minimum price. Because our net sales from this arrangement are directly dependent on the price that Wyeth charges to the final consumer, our revenue from products that we have delivered to Wyeth but that have not been sold to the final consumer as of the balance sheet date are accounted for at the minimum price. We use what we believe is a reasonable system for estimating the number of unsold products held by Wyeth as of each relevant balance sheet date. The difference between the minimum price and the price invoiced by us to Wyeth is treated as deferred income until such time as the product is actually sold to the final consumer.

We also generate revenues from our collaborative research and development arrangements. Examples of such arrangements include our agreement with Pharmacia Corporation, now Pfizer, to co-develop and co-promote Roflumilast, which we intend to market under the name Daxas®, and our agreement with Aventis with respect to the co-development of Ciclesonide, which we intend to market under the name of Alvesco®. See “Item 4: Information on the Company–Pharmaceuticals –Research and Development” for more information on these arrangements. We enter into co-development and co-promotion agreements to enhance the scope and depth of our research portfolio. Such agreements consist of multiple elements and provide for varying consideration terms, such as upfront, milestone and similar payments, which are complex and require significant analysis by management in order to determine the most appropriate method of revenue recognition. In 2003, we reviewed our various collaborative arrangements to determine if the multiple elements can be divided into separate units of accounting and how the arrangement consideration should be recognized. Where an arrangement can be divided into separate units, the arrangement consideration is recognized amongst those varying units and recognized over the respective performance period. Where the arrangement cannot be divided into separate units, the total arrangement consideration is allocated on a straight-line basis over the estimated collaboration period. Such determinations require us to make certain assumptions and judgments.

With respect to the agreements we have entered into to date, upfront payments and other similar non-refundable payments received that relate to the sale or licensing of products or technologies are reported as deferred income and recognized as other income over the collaboration periods on a straight-line basis. In previous years, non-refundable up-front payments received in connection with a development agreement were normally recognized as revenue on a straight-line basis over the expected development period through final regulatory approval. Non-refundable milestone payments which represented the achievement of a significant technical/regulatory hurdle in the research and development process, pursuant to collaborative agreements, were recognized as revenue upon the achievement of the specified milestone. The revised method is appropriate for recognizing revenue under our existing agreements and has not resulted in a material impact on our prior-year consolidated balance sheets, income statements or cash flows.

Under our arrangement with Pfizer, which is currently the most important of our development collaborations, we received upfront payments in 2002 of € 33.4 million. Initially, € 22.3 million of the

Back to Contents

upfront payment was recognized on a straight-line basis and deferred over the expected research and development period. Following the review of our accounting for our various collaborative arrangements in 2003, the upfront payment is now deferred over the entire collaboration period. The balance of € 11.1 million is refundable in the event that we fail to obtain regulatory approval for Daxas® and is therefore deferred in full through final regulatory approval. If and when we obtain regulatory approval, the € 11.1 million will also be deferred over the remaining collaboration period. In addition, in the first quarter of 2003, we received a milestone payment of € 28.1 million, which is being deferred over the collaboration period.

It is important to emphasize that given the complex nature of our development projects, our collaborative arrangements and the uncertainties inherent in the research and development and regulatory approval processes, any estimate of dates on which we expect to advance further in research and development or obtain regulatory approval involves uncertainty and the exercise of significant management judgment. Any change in any of these dates has an impact on the corresponding collaboration periods. For each new drug candidate, we establish a detailed timetable in close consultation with our partners. We base these timetables on, among other things, our past experience. We believe that our current estimates are based on sound assumptions and are realistic.

Employee Incentive Plans

As described in greater detail elsewhere in this annual report and in notes 2 and 13 to our consolidated financial statements, we offer various share-based employee incentive plans. See “Item 6: Directors, Senior Management & Employees–Share Ownership–Stock Option Plans” and “Item 6: Directors, Senior Management & Employees–Share Ownership–Altana Investment Program” for additional information on these plans. To enable us to satisfy our obligations under these plans, we may from time to time purchase shares of our company in the open market. Under International Financial Reporting Standards (“IFRS”), we amortize the excess of the average price at which we acquire these shares over the exercise price of the options over the applicable vesting period. U.S. GAAP currently permits companies to choose whether to apply the intrinsic value accounting provided by Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) or the fair value method as set forth in the Financial Accounting Standards Board’s (“FASB’s”) Standard of Financial Accounting Standards (“SFAS”) No. 123 “Accounting for Stock Based Compensation 123”. We currently apply APB 25 to our U.S. GAAP reporting. U.S. GAAP makes a distinction between fixed plans and variable plans. Generally, a plan is deemed to be fixed if both the option exercise price and the number options that the participant will receive are known at the date of grant. Conversely, plans under which options are granted or become exercisable only upon the achievement of performance hurdles are normally variable. Special rules apply to plans that require cash settlement or permit participants to choose between cash and stock settlement. These plans invariably require variable accounting. Most of our employee incentive plans are variable plans. The only plan offered by us that is a fixed plan is our stock option plan for key members of our management launched in 2002. In the case of our variable plans, we calculate the excess of the market value of the shares over the exercise price at each annual balance sheet date and, if we consider it probable that the exercise condition will be satisfied, record the vested portion of the difference as an expense. With respect to our only fixed plan, we have so far not recorded any compensation cost, as the options granted under that plan have been out of the money since the date of grant. The primary aspect of our accounting for employee incentive plans that involves uncertainty and the exercise of management judgment is the determination of the likelihood that the exercise conditions under our variable plans will be satisfied.

As a result of the issuance of IFRS 2, which takes effect on January 1, 2005, our accounting for employee incentive plans will change in future periods. We are currently assessing the impact that IFRS 2 will have on our consolidated financial statements. The new standard introduces a fair-value based model for the accounting for share-based compensation. It requires us to record the fair value of an option as an expense. For equity-settled plans, the fair value is measured at the grant date and for cash-settled plans at each balance sheet date using a valuation technique consistent with generally accepted valuation methodologies. Vesting conditions are not taken into account when estimating the fair value, unless these conditions are market-based. Instead, the total expense incurred is adjusted for the number of options that eventually vest. In the case of equity- and cash-settled plans, the expense is deferred over the vesting period. However, for cash-settled plans the amount of the expense is adjusted to the fair value of the options on each balance sheet date. The compensation costs that we expect to record under this fair-value based model will differ from the compensation costs that we record using our current accounting policy.

Back to Contents

The level of compensation costs that we have historically recorded under IFRS and U.S. GAAP is not necessarily indicative of the level of compensation costs that we may record in the future. Furthermore, fair value measurements are frequently based on estimates that involve significant management judgment, including estimates of the expected dividend yield and future share price volatility.

Pension Plans

We provide various pension plans and other retirement benefit plans for our employees both in Germany and abroad. While some of these plans are funded by separate plan assets, most of them are not. We value our exposure under each of these plans using the projected unit credit method set forth in IAS 19 (revised 2000). In performing valuations, we rely on the advice of actuarial consultants. The methodologies used by us require that we make estimates for some parameters, including the expected discount rate, the expected rate of compensation increase, the expected rate of pension increase and, in the case of plans covered by plan assets, the expected return on these assets. Although we believe that the actuarial assumptions used by us are appropriate, the relevant parameters may develop materially differently, which in turn may have a material impact on the level of our net periodic pension costs in any given period. We reflect all such changes in actuarial losses (gains), subject to the corridor approach.

Research and Development

We invest significant financial resources in our research and development activities on an ongoing basis. This is necessary to maintain continued success in the highly competitive and research/technology intensive markets in which we are active. In addition to our in-house research and development activities, we maintain various research and development collaborations and alliances with third parties, under which we are required to fund costs and/or pay for the achievement of performance milestones. For accounting purposes, research expenses are defined as costs incurred for original and planned investigations undertaken to gain new scientific or technical knowledge and understanding. Development expenses are defined as costs incurred to achieve technical and commercial feasibility of products under development. Our research and development expenses typically consist of salaries and benefits, allocated overhead costs, occupancy costs, clinical trial and related manufacturing costs, as well as milestone-based payments, contract manufacturing and other outside costs.

We expense all research costs as incurred. Further, given the regulatory approval process and other uncertain ties inherent in the development of our products, the conditions set forth in IAS 38 for capitalizing development costs are not satisfied, therefore, development costs are also expensed as incurred. Significant management judgment is required when assessing the possible outcome of development activities.

In the case of collaborations and alliances with third parties, considerable judgment can be involved in assessing whether milestone based payments simply reflect the funding of research, in which case expensing would always be required, or whether, by making a milestone payment, we acquire an asset which has alternative uses in our own ongoing research efforts and which may therefore be expensed over one or more future periods.

Impairment

Tangible and intangible assets. A significant percentage of our assets is comprised of long-lived assets. We record long-lived assets at cost and amortize or depreciate them, as the case may be, on a straight-line basis over the shorter of the term of the underlying contract, if applicable, or their estimated useful lives. As shown in note 5 to our consolidated financial statements, we hold various intangible assets. The useful life of an intangible asset, which is the period over which the asset is expected to contribute directly or indirectly to future cash flows, can be influenced by various factors, including legal, regulatory, contractual, competitive, economic and other factors. While many of our intangibles have a known contractual or legal life, determining the impact of other factors can involve considerable uncertainty and therefore require management to exercise significant judgment in estimating the period over which the cost of an asset should be expensed. Similar estimates are required for our tangible fixed assets.

The carrying value of all long-lived assets is subject to possible impairment. If facts and circumstances indicate that the carrying amount of an asset may not be recoverable in full, we estimate the value of the asset by discounting the expected future cash flows generated by it during its

Back to Contents

remaining estimated useful life plus any salvage value at the end of that period. If the estimated value of the asset is lower than its carrying amount, we take an impairment charge and adjust the carrying amount accordingly. Fair value estimates involve uncertainty and often require the exercise of significant management judgment. Although our management is confident that its estimates rest on sound assumptions, the actual cash flows generated by an asset in any given period and its actual salvage value could be materially different than that estimated, which could require us to record an unexpected impairment charge.

Marketable securities and certain long-term investments. We hold marketable securities and certain long-term investments classified as available-for-sale and, therefore, carried at fair value with unrealized gains and losses recorded in equity (revaluation reserve), net of tax. These securities are tested for impairment at each balance sheet date. Our policy to determine if an impairment of a security exists is based on a two-step approach, which takes into account both the fact whether the difference between the fair market value of the security and its book value is significant as well as for how long this difference exists. Impairment losses are recognized in other financial expenses when realized and are determined on a security-by-security basis. If there is an indication that the consideration that led to the impairment no longer exists, we would consider the need to reverse all or a portion of the impairment charge. Because market prices are available for most of the securities we hold in our portfolio, there is no need for estimates to determine the fair market value. Our management monitors our securities portfolio closely and believes the impairment procedures set out above as well as our procedures for assessing the need to make reversals are adequate to determine whether an impairment or reversal is necessary with respect to a particular security. However, there might be market effects which cannot be anticipated by management and would therefore cause unexpected impairment charges.

Results of Operations

Group

The following table sets forth selected items of our consolidated income statement for the three years ended December 31, 2003 both in absolute terms and as percentages of net sales:

	Results of Operations (1)

			Year ended December 31,
	2001		2002		2003

	(€ in	(% of	(€ in	(% of	(€ in	(% of
	millions)	net sales)	millions)	net sales)	millions)	net sales)

Amounts in accordance with IFRS
Net sales	2,308	100.0	2,609	100.0	2,735	100.0
Cost of sales	(894)	(38.7)	(928)	(35.6)	(947)	(34.6)

Gross profit	1,414	61.3	1,681	64.4	1,788	65.4
Selling and distribution expenses	(576)	(24.9)	(649)	(24.9)	(710)	(26.0)
Research and development
expenses	(285)	(12.3)	(369)	(14.2)	(412)	(15.1)
General administrative expenses	(105)	(4.6)	(128)	(4.9)	(120)	(4.4)
Other operating income	39	1.7	79	3.0	91	3.3
Other operating expenses	(63)	(2.7)	(76)	(2.9)	(74)	(2.7)
Donation Herbert Quandt
Foundation	(15)	(0.6)	0	0.0	0	0.0
Gain on sale of Lundbeck	110	4.8	0	0.0	0	0.0

Operating income	520	22.5	538	20.6	563	20.6
Financial income (expense)	24	1.0	(12)	(0.5)	17	0.6

Income before taxes and minority
interests	544	23.6	527	20.2	580	21.2
Income tax expense	(216)	(9.4)	(202)	(7.7)	(235)	(8.6)

Income before minority interests	328	14.2	324	12.4	345	12.6
Minority interests	0	0.0	0	0.0	0	0.0

Net income	328	14.2	324	12.4	345	12.6

Amounts in accordance with U.S.GAAP
Net income	314	13.6	338	12.9	337	12.3

(1) Columns may not add due to rounding.

Back to Contents

2003 compared with 2002

Net sales. Net sales increased by 4.8%, from € 2,609 million in 2002 to € 2,735 million in 2003. As in prior periods, the main growth driver in 2003 was once again our pharmaceuticals segment, with net sales rising by 6.4%, primarily due to revenue growth in the segment’s therapeutics business. Therapeutics net sales increased particularly as a result of the continued growth of Pantoprazole in the United States and, to a lesser extent, Canada and Europe. Given the market position that Pantoprazole has achieved to date, we expect the growth of the drug to slow in the future. The positive operational development of our pharmaceuticals division was partially offset by unfavorable exchange rate movements, the effect of divestitures of certain product lines, especially those relating to our former diagnostics business, and unfavorable regulatory developments, particularly in Germany. Excluding these effects, the net sales of our pharmaceuticals segment would have risen by approximately 15%. Net sales of our chemicals segment rose by 0.9%, on account of slight revenue growth in all of the segment’s business areas. Adjusted for acquisition and currency effects, net sales of our chemicals segment would have risen by 3%.

Cost of sales. Cost of sales comprises the manufacturing costs of products sold. In addition to directly attributable costs, such as material costs, staff costs and energy costs, the line item also covers indirect costs, including directly attributable depreciation charges. Cost of sales increased by 2.1%, from € 928 million in 2002 to € 947 million in 2003. As a percentage of net sales, cost of sales decreased slightly from 35.6% to 34.6% during the same period. The slight absolute increase in cost of sales was primarily driven by our chemicals segment, which continued to suffer from price pressures on raw materials. The slight decrease in cost of sales as a percentage of sales is entirely attributable to our pharmaceuticals segment, reflecting higher shipped volumes of Pantoprazole and the divestiture of certain product lines that have low margins compared with Pantoprazole.

Selling and distribution expenses. Selling and distribution expenses comprise the costs incurred by our sales and marketing organization as well as advertising and logistics costs. In absolute terms, the increase in our selling and distribution expenses amounted to 9.5%, from € 649 million in 2002 to € 710 million in 2003. As a percentage of net sales, selling and distribution expenses increased from 24.9% to 26.0% during the same period. This development was driven by an increase in selling and distribution expenses in our pharmaceuticals segment, which more than offset a decrease in selling and distribution expenses in our chemicals segment.

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

Research and development expenses increased by 11.6%, from € 369 million in 2002 to € 412 million in 2003, which led to an increase in research and development expenses as a percentage of net sales, from 14.2% to 15.1%. In both absolute and relative terms, the development was primarily driven by our pharmaceuticals segment, mainly reflecting expenses linked to clinical trials in connection with Alvesco® and Daxas®.

General administrative expenses. General administrative expenses consist of overhead, administrative expenses and personnel and non-personnel costs incurred by management to the extent that they are not charged to other cost centers. General administrative expenses decreased by 6.3%, from € 128 million in 2002 to € 120 million in 2003. As a percentage of net sales, they decreased slightly from 4.9% to 4.4%. This decrease mainly reflects the non-recurrence of certain expenses incurred in 2002 in connection with the renaming of our two divisions and a related marketing campaign, as well as our listing on the New York Stock Exchange, Inc. (the “NYSE”) on May 22, 2002.

Other operating income. Other operating income mainly comprises income from milestone payments, income from licensees and co-marketing partners, gains realized on the sale of assets and the release of accruals. Other operating income increased by 14.9%, from € 79 million in 2002 to € 91 million in 2003. This increase primarily reflects increased earnings from our pharmaceuticals segment attributable to higher levels of income from milestone payments, the release of accruals and the disposal of certain product lines, the effects of which were offset by a decrease in income from the sale of property, plant and equipment.

Back to Contents

Other operating expenses. Other operating expenses consist of goodwill amortization, foreign currency losses and expenses that are not allocable to any of the expense items discussed above. Other operating expenses decreased slightly by 2.5%, from € 76 million in 2002 to € 74 million in 2003. This decrease reflects lower levels of goodwill amortization, mainly attributable to our pharmaceuticals segment, the effects of which were partially offset by higher levels of foreign currency losses in both segments.

Financial income (loss). In 2003, we had financial income of € 17 million, compared with a loss of € 12 million in 2002. Our financial income in 2003 mainly comprised net interest income of € 13 million as well as the reversal of an impairment charge we had taken with respect to our investment in a company to reflect the increased market price of that investment at December 31, 2003, compared with December 31, 2002, due to the announcement of several positive results achieved by that company in connection with two of its R&D projects.

Income tax expense. Income tax expense consists of corporate income and trade taxes, similar foreign taxes and deferred taxes, each calculated on the basis of the income of our company and its subsidiaries. Income tax expense increased by 16.3%, from € 202 million in 2002 to € 235 million in 2003. Our effective tax rate increased from 38.4% to 40.5%. This increase reflects the impact of the German Flood Victim Solidarity Act of 2002, which resulted in a 1.5% increase in the German corporate income tax rate in 2003 and the absence in 2003 of a one-time tax credit that we had received in 2002 in connection with certain dividend payments.

Minority interests. Minority interests consist of that portion of the earnings and losses of less-than-wholly-owned consolidated subsidiaries (excluding joint ventures that are consolidated according to the proportional consolidation method) that is attributable to the other shareholders of these subsidiaries. In 2003, the share of minority shareholders in the earnings of our consolidated subsidiaries had no material impact on our net income.

2002 compared with 2001

Net sales. Net sales increased by 13.0%, from € 2,308 million in 2001 to € 2,609 million in 2002. The increase was driven primarily by our pharmaceuticals segment, whose net sales rose by 17.0% , mainly due to revenue growth in the segment’s therapeutics business and particularly as a result of the continued growth of Pantoprazole sales in Europe, Latin America, Canada and, especially, the United States. The impact of Pantoprazole on our pharmaceuticals sales was partially offset by unfavorable exchange rate movements. Excluding these effects, the net sales of our pharmaceuticals segment would have risen by approximately 21%. Net sales of our chemicals segment rose by 4.3%, primarily on account of revenue growth in the segment’s additives business. Unfavorable exchange rate movements were offset by the effects of acquisitions. On a group-wide basis, acquisitions contributed one percentage point to the growth of our net sales in 2002, whereas exchange rate effects resulted in a reduction of four percentage points. Leaving these effects aside, our overall net sales would have grown at a rate of approximately 16% during the period under review.

Cost of sales. Cost of sales increased by 3.7%, from € 894 million in 2001 to € 928 million in 2002. As a percentage of net sales, cost of sales decreased from 38.7% to 35.6% during the same period. This decrease was caused by a relative decline in the cost of sales of both of our segments. In our pharmaceuticals segment, the decline was mainly attributable to a positive contribution resulting from higher volumes of Pantoprazole, whereas in our chemicals segment it primarily reflects the success of our efforts to streamline our procurement processes.

Selling and distribution expenses. While selling and distribution expenses increased by 12.7%, from € 576 million in 2001 to € 649 million in 2002 in absolute terms, as a percentage of net sales, they remained level at 24.9%. The absolute increase was mainly driven by our pharmaceuticals segment, reflecting increasing sales and marketing expenses in anticipation of the planned launch of our pipeline drugs Alvesco® and Daxas® and increases in our sales and marketing efforts to support Pantoprazole.

Research and development expenses. Research and development expenses increased by 29.7%, from € 285 million in 2001 to € 369 million in 2002, which translates into an increase as a percentage of net sales from 12.3% to 14.2%. In both absolute and relative terms, the rise in research and development expenses was mostly attributable to our pharmaceuticals segment, where it reflects expenses incurred in connection with clinical trials on Alvesco® and Daxas® as well as our formation of the ALTANA Research Institute in May 2002.

General administrative expenses. General administrative expenses increased by 21.1%, from € 105 million in 2001 to € 128 million in 2002, primarily reflecting expenses incurred in connection with the

Back to Contents

renaming of our two divisions and a related marketing campaign as well as our listing on the NYSE. To a lesser extent, the increase reflects a rise in the general administrative expenses of our chemicals segment. As a percentage of net sales, however, general administrative expenses experienced only a modest increase from 4.6% to 4.9%.

Other operating income. Other operating income rose substantially by 102.4%, from € 39 million in 2001 to € 79 million in 2002. This rise reflects above all the sale by our pharmaceuticals segment of its diagnostics business to DiaSorin at the end of December 2002 and various upfront, milestone and cost reimbursement payments, mainly from Pharmacia and Aventis.

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

Pharmaceuticals

The following table sets forth selected information for our pharmaceuticals segment for the three years ended December 31, 2003:

Pharmaceuticals Results of Operations(1)

	Year ended December 31,
	2001		2002		2003

	(€ in	(% of	(€ in	(% of	(€ in	(% of
	millions)	net sales)	millions)	net sales)	millions)	net sales)

Net sales	1,591	100.0	1,861	100.0	1,980	100.0
Cost of sales	(458)	(28.8)	(479)	(25.7)	(487)	(24.6)

Gross profit	1,132	71.2	1,382	74.3	1,493	75.4
Selling and distribution expenses	(467)	(29.3)	(534)	(28.7)	(597)	(30.2)
Research and development
expenses	(252)	(15.8)	(335)	(18.0)	(376)	(19.0)
General administrative expenses	(46)	(2.9)	(48)	(2.6)	(47)	(2.4)
Other operating income	33	2.1	62	3.4	84	4.2
Other operating expenses	(37)	(2.3)	(57)	(3.0)	(51)	(2.6)
Donation Herbert Quandt
Foundation	(7.5)	(0.5)	0	0.0	0	0.0
Gain on sale of Lundbeck	110	6.9	0	0.0	0	0.0

Operating income	466	29.3	471	25.3	506	25.5

(1)	Columns may not add due to rounding.

Back to Contents

2003 compared with 2002

Net Sales

Overall net sales of our pharmaceuticals segment increased by 6.4%, from € 1,861 million in 2002 to € 1,980 million in 2003. As in prior years, the single most important driver of this development was a significant increase in the net sales of Pantoprazole. In the period under review, net sales of Pantoprazole increased by 15.2%, from € 966 million in 2002 to € 1,113 million in 2003, which corresponds to a revenue contribution of 56.2% to the net sales of our pharmaceuticals segment in 2003, compared with a revenue contribution of 51.9% in 2002. In 2003, Pantoprazole achieved double-digit net sales growth in most parts of the world except for Latin America, where our net sales of this drug experienced a single-digit decline due to a weak economic environment and unfavorable currency effects. The increase in net sales of our pharmaceuticals segment was partially offset by a decrease caused by adverse regulatory changes, particularly in Europe. In addition, our pharmaceuticals net sales suffered from unfavorable exchange rate movements of the euro vis-à-vis the U.S. dollar and currencies linked to the U.S. dollar, which reduced the segment’s net sales by seven percentage points, and the effect of divestitures of certain product lines, especially product lines relating to our former diagnostics business, which led to a reduction of two percentage points. Excluding these effects, the net sales of our pharmaceuticals segment would have grown by approximately 15% in 2003.

The following table breaks down the net sales of our pharmaceuticals segment by geographic region for the two years ended December 31, 2002 and 2003:

Net Sales by Geographic Region(1)(2)

	Year ended December 31,
	2002	2003	Increase (decrease)

	(€ in millions)		(%)

Germany	390	375	(3.8)
Europe (excl. Germany)	542	597	10.1
U.S.A.	547	638	16.6
North America (excl. U.S.A.)	86	94	10.1
Latin America	236	213	(10.0)
Other	60	63	5.1

Total	1,861	1,980	6.4

(1)	By location of customers.
(2)	Columns may not add due to rounding.

In 2003, net sales of our pharmaceuticals segment increased in most geographic regions in which we are active. The exceptions were Latin America, where our sales were hurt by significant adverse exchange rate movements of the euro vis-à-vis the U.S. dollar and U.S. dollar-related currencies, and Germany, where net sales were adversely affected by mandatory discounts imposed by the German government on the list prices of most ethical therapeutics. In addition, net sales suffered from the divestiture of a substantial portion of our diagnostics business in December 2002. As in prior years, we experienced the strongest growth in North America and Europe, primarily due to the continued success of Pantoprazole in these markets.

Back to Contents

The following table breaks down the net sales of our pharmaceuticals segment by business area for the two years ended December 31, 2002 and 2003:

Net Sales by Business Area(1)

	Year ended December 31,
	2002	2003	Increase (decrease)

	(€ in millions)		(%)

Therapeutics	1,565	1,724	10.2
OTC	110	104	(5.2)
Imaging	100	106	5.9
Other	86	46	(46.7)

Total	1,861	1,980	6.4

(1)	Columns may not add due to rounding.

In prior periods, we discussed our therapeutics business on the basis of four franchises: our gastrointestinal franchise, our respiratory tract franchise, our cardiovascular franchise and our other therapeutics franchise. Effective January 1, 2003, we changed this presentation by reclassifying our cardiovascular net sales as part of our other therapeutics category. As a result, we now present three franchises instead of four. In 2003, our therapeutics net sales increased significantly, mainly as a result of the growth our gastrointestinal franchise, which grew by 15% and accounted for 72% of our overall therapeutics revenues in 2003. The main growth driver within our gastrointestinal franchise was once again Pantoprazole, whose contribution to total therapeutics net sales rose by 15%, from € 966 million in 2002 to € 1,113 million, or 64.5% of therapeutics net sales, in 2003. Although Pantoprazole faces competition from a variety of other PPIs, both branded and generic, and recently has become subject to competition from an OTC version of an omeprazole-based PPI in the United States, its share of prescriptions of the U.S. PPI market continued to rise in 2003. Given that Pantoprazole has meanwhile achieved a significant position in most markets, we expect the growth of our net sales of this drug to slow in the future. Our respiratory tract net sale increased from € 57 million to € 59 million. Net sales from other therapeutics, which mainly comprises cardiovascular therapeutics, remained flat at € 424 million.

Net sales of our OTC business declined by 5.2% as a result of our tightening the range of products we offer and the weakness of the Mexican peso.

Our imaging net sales continued to increase in 2003, due primarily to the more widespread use of imaging technologies in the area of computer tomography as well as growth in demand for other magnetic resonance contrast media.

The decline of our other pharmaceuticals net sales reflects the divestiture of a substantial portion of our diagnostics business in December 2002. Excluding the net sales of the divested portion of our diagnostics business, our other pharmaceuticals net sales would have grown at a rate of 2.2%.

Operating income

Cost of sales. In our pharmaceuticals segment, cost of sales increased by 1.7%, from € 479 million in 2002 to € 487 million in 2003. As a percentage of net sales, cost of sales decreased, from 25.7% to 24.6% over the same period. The relative decline in cost of sales was due primarily to the fact that we shipped higher volumes of Pantoprazole, which has lower manufacturing costs relative to its selling price than most products in our portfolio, and the divestiture of certain product lines that have low margins compared with Pantoprazole.

Selling and distribution expenses. Selling and distribution expenses of our pharmaceuticals segment increased by 11.8%, from € 534 million in 2002 to € 597 million in 2003. As a percentage of net sales, selling and distribution expenses increased from 28.7% to 30.2% over the same period. The increase in both absolute and relative terms mainly reflects increased selling and distribution expenses incurred in connection with preparations for the expected launch of our pipeline drugs Alvesco® and Daxas®.

Research and development expenses. Research and development expenses of our pharmaceuticals segment increased by 12.4%, from € 335 million in 2002 to € 376 million in 2003. As a percentage of pharmaceuticals net sales, research and development expenses increased from 18.0% to 19.0% during

Back to Contents

the period under review. Expressed as a percentage of therapeutics net sales, research and development expenses increased slightly from 21.4% to 21.8% in the same period, which is in line with our strategy to allocate approximately 20% of our therapeutics net sales in any given year to R&D projects. The majority of our research and development expenses in 2003 was accounted for by R&D activities related to clinical trials and regulatory filings in connection with the expected launch of Alvesco® and Daxas®. In 2003, we allocated approximately 20% of our research and development expenses to basic research and drug discovery and spent approximately 80% on development.

General administrative expenses. General administrative expenses of our pharmaceuticals segment decreased by 1.6%, from € 48 million in 2002 to € 47 million in 2003. As a percentage of net sales, general administrative expenses decreased from 2.6% to 2.4% over the same period.

Other operating income and expenses. Other operating income of our pharmaceuticals segment increased significantly by 34.1% , from € 62 million in 2002 to € 84 million in 2003. This increase primarily reflects higher income from milestone payments, which led to other operating income € 20 million in the period under review, corresponding to a rise of € 12 million compared with 2002. In addition, it reflects gains of € 20 million realized on the sale of certain product lines, corresponding to an increase of € 7 million compared with 2002. Other operating income also includes income from the release of accruals. Other operating expenses decreased by 10.2%, from € 57 million in 2002 to € 51 million in 2003, primarily reflecting lower levels of goodwill amortization.

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

The following table breaks down the net sales of our pharmaceuticals segment by geographic region for the two years ended December 31, 2001 and 2002:

Net Sales by Geographic Region(1)(2)

	Year ended December 31,
	2001	2002	Increase (decrease)

	(€ in millions)		(%)

Germany	377	390	3.3
Europe (excl. Germany)	483	542	12.4
U.S.A.	352	547	55.4
North America (excl. U.S.A.)	66	86	29.1
Latin America	260	236	(9.0)
Other	53	60	14.0

Total	1,591	1,861	17.0

(1)	By location of customers.
(2)	Columns may not add due to rounding.

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

Back to Contents

Pantoprazole. In Europe, we were able to raise our net sales in a difficult market environment characterized by tightening government regulation. In Germany, our net sales benefited from our strategic decision to merge our sales and marketing activities and organize them in a separate operating unit in July 2002.

The following table breaks down the net sales of our pharmaceuticals segment by business area for the two years ended December 31, 2001 and 2002:

Net Sales by Business Area(1)

	Year ended December 31,
	2001	2002	Increase (decrease)

	(€ in millions)		(%)

Therapeutics	1,275	1,565	22.8
OTC	129	110	(15.0)
Imaging	91	100	9.8
Diagnostics	43	48	11.4
Other	53	38	(27.4)

Total	1,591	1,861	17.0

(1)	Columns may not add due to rounding.

As in prior periods, our therapeutics business continued to be the fastest-growing area of our pharmaceuticals segment. Although the increase in our therapeutics net sales was less dramatic in 2002 than it was in 2001, our therapeutics revenues continued to increase substantially, mainly thanks to our gastrointestinal franchise, whose net sales rose by 36.4% and accounted for 69.2% of our overall therapeutics revenues in 2002. The main growth driver within our gastrointestinal franchise was Pantoprazole, whose contribution to our total therapeutics net sales rose by 41.9%, from € 680 million in 2001 to € 966 million, or 61.7% of our therapeutics net sales, in 2002. Notwithstanding the fact that Pantoprazole had recently begun to face competition from generic omeprazole and AstraZeneca’s introduction of Nexium, the successor to AstraZeneca’s omeprazole-based PPI, in the United States, it continued to benefit from the continued strong demand for PPIs in the U.S. market in 2002 generally. Net sales of our respiratory tract franchise rose by 6.9%. Net sales of our other therapeutics business declined by 0.5%, as a modest decline in net sales of our cardiovascular business was only partially offset by a slight rise in net sales in other areas.

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

Operating income

Cost of sales. In our pharmaceuticals segment, cost of sales increased by 4.4%, from € 458 million in 2001 to € 479 million in 2002. As a percentage of net sales, cost of sales decreased from 28.8% to 25.7% over the same period. The relative decline in cost of sales was due primarily to the fact that, as in prior periods, we shipped more Pantoprazole.

Selling and distribution expenses. Selling and distribution expenses of our pharmaceuticals segment increased by 14.4%, from € 467 million in 2001 to € 534 million in 2002. In contrast, as a percentage of net sales, selling and distribution expenses decreased from 29.3% to 28.7% over the same period. The absolute increase in our selling and distribution expenses is due primarily to expenses incurred to support the planned launch of our pipeline drugs Alvesco® and Daxas®. In addition, it reflects the fact that we increased our sales and marketing support for Pantoprazole. As in prior periods, the relative decrease in selling and distribution expenses is due primarily to the fact that we

Back to Contents

do not incur selling and distribution expenses in connection with the distribution of Pantoprazole in the United States. All such expenses are instead incurred by Wyeth, our U.S. distribution partner for that drug.

Research and development expenses. Research and development expenses of our pharmaceuticals segment increased by 32.8% from € 252 million in 2001 to € 335 million in 2002. As a percentage of pharmaceuticals net sales, research and development expenses increased significantly from 15.8% to 18.0% during the period under review. Expressed as a percentage of therapeutics net sales, research and development expenses increased from 19.8% to 21.4% in the same period. The rising level of investment in R&D over the past several years reflects our strategic decision to allocate approximately 20% of our therapeutics net sales in any given year to R&D projects. In 2002, we exceeded this threshold. The increase in total R&D expenditure in 2002 reflects the fact that we incurred substantial expenses in connection with clinical trials on Alvesco® and Daxas®, for which we have applied or are about to apply for regulatory approval in various jurisdictions, and that we formed the ALTANA Research Institute, a genomics-oriented research center based in Waltham near Boston, Massachusetts, in May 2002. In 2002, we allocated approximately 20% of our total research and development expenses to basic research and drug discovery and approximately 80% to development.

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

Chemicals

The following table sets forth selected information for our chemicals segment for the three years ended December 31, 2003:

Chemicals Results of Operations(1)

			Year ended December 31,
	2001		2002		2003

	(€ in	(% of	(€ in	(% of	(€ in	(% of
	millions)	net sales)	millions)	net sales)	millions)	net sales)

Net sales	717	100.0	748	100.0	755	100.0
Cost of sales	(436)	(60.7)	(449)	(60.0)	(461)	(61.1)

Gross profit	282	39.3	299	40.0	294	38.9
Selling and distribution expenses	(109)	(15.2)	(115)	(15.3)	(113)	(14.9)
Research and development expenses	(33)	(4.6)	(34)	(4.6)	(36)	(4.7)
General administrative expenses	(34)	(4.8)	(41)	(5.4)	(41)	(5.4)
Other operating income	5	0.7	11	1.4	5	0.7
Other operating expenses	(13)	(1.8)	(16)	(2.1)	(18)	(2.4)

Operating income	98	13.7	104	13.9	92	12.2

(1)	Columns may not add due to rounding.

Back to Contents

2003 compared with 2002

Net sales

Net sales of our chemicals segment in 2003 were consistent with our net sales in 2002, increasing by only 0.9%, from € 748 million in 2002 to € 755 million in 2003. The slight increase in our chemicals net sales reflects organic growth of our business as well as the effect of acquisitions. We achieved this increase in the face of unfavorable exchange rate movements resulting from a significant strengthening of the euro vis-à-vis the U.S. dollar and other currencies such as the Chinese Remnimbi Yuan and the Japanese Yen and the continuing difficult economic environment. Exchange rate effects resulted in a reduction of the segment’s net sales by five percentage points. Acquisition effects contributed three percentage points. Excluding these effects, our chemicals net sales would have increased by 3%.

The following table breaks down the net sales of our chemicals segment by geographic region for the two years ended December 31, 2002 and 2003:

Net Sales by Geographic Region(1)(2)

	Year ended December 31,
	2002	2003	Increase (decrease)

	(€ in millions)		(%)

Germany	100	107	6.8
Europe (excl. Germany)	292	306	5.1
U.S.A.	137	117	(14.6)
North America (excl. U.S.A.)	9	8	(16.8)
Asia	141	154	9.4
Other	69	63	(9.2)

Total	748	755	0.9

(1)	By location of customers.
(2)	Columns may not add due to rounding.

The increase in net sales to customers located in Europe (including Germany) is predominantly attributable to the net sales generated by a business that we acquired in 2003. The strongest growth was accounted for by net sales in Asia, which was due in part to a shift of chemicals sales from North America, where net sales declined as a result. Our sales outside Europe suffered from the increasing strength of the euro vis-à-vis most major currencies.

The following table sets forth the net sales of our chemicals segment by business area for the two years ended December 31, 2002 and 2003:

Net Sales by Business Area(1)

	Year ended December 31,
	2002	2003	Increase (decrease)

	(€ in millions)		(%)

Additives & Instruments	304	308	1.3
Coatings & Sealants	221	222	0.4
Electrical Insulation	223	225	0.9

Total	748	755	0.9

(1)	Columns may not add due to rounding.

All business areas of our chemicals segment showed only nominal growth due to unfavorable exchange rate effects in 2003 and the continuing difficult economic environment in the markets in which we operate. The growth of our Electrical Insulation business area also reflects the effects of an acquisition, which contributed sales of € 27 million in 2003. Excluding this acquisition, our Electrical Insulation business area would have suffered a decline in sales of 11%.

Back to Contents

Operating income

Cost of sales. Cost of sales of our chemicals segment increased by 2.7%, from € 449 million in 2002 to € 461 million in 2003. As a percentage of net sales, cost of sales experienced an increase from 60.0% to 61.1% during the same period. The increase in cost of sales is due mainly to an acquisition, which had a twofold effect. On the one hand, it led to a shift in our product mix to products with higher cost of sales. On the other hand, it forced us to temporarily switch to toll manufacturing to continue to serve some of the markets where we integrated the acquired operations into our existing subsidiaries.

Selling and distribution expenses. Selling and distribution expenses of our chemicals segment decreased by 1.7% from € 115 million in 2002 to € 113 million in 2003. In relative terms, selling and distribution expenses showed a modest decrease from 15.3% to 14.9%. The decrease in selling and distribution expenses resulted from efficiency gains realized by streamlining the sales and marketing program of our chemicals segment.

Research and development expenses. The level of research and development expenses incurred by our chemicals segment is determined by the requirements of our customers and is, in any year, typically around 5% of the segment’s net sales. As a percentage of net sales, research and development expenses increased slightly from 4.6% to 4.7% in the same period.

General administrative expenses. General administrative expenses of our chemicals segment remained stable in both absolute and relative terms at € 41 million during 2003, or 5.4% of net sales.

Other operating income and expenses. Other operating income of our chemicals segment decreased from € 11 million in 2002 to € 5 million in 2003, whereas other operating expenses increased from € 16 million in 2002 to € 18 million in 2003, mainly as a result of higher levels of foreign currency exchange losses.

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

The following table breaks down the net sales of our chemicals segment by geographic region for the two years ended December 31, 2001 and 2002:

Net Sales by Geographic Region(1)(2)

	Year ended December 31,
	2001	2002	Increase (decrease)

	(€ in millions)		(%)

Germany	101	100	(1.1)
Europe (excl. Germany)	274	292	6.3
U.S.A.	142	137	(3.5)
North America (excl. U.S.A.)	10	9	(3.6)
Asia	124	141	13.7
Other	66	69	4.2

Total	717	748	4.3

(1)	By location of customers.
(2)	Columns may not add due to rounding.

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

Back to Contents

The following table sets forth the net sales of our chemicals segment by business area for the two years ended December 31, 2001 and 2002:

Net Sales by Business Area(1)

	Year ended December 31,
	2001	2002	Increase (decrease)

	(€ in millions)		(%)

Additives & Instruments	283	304	7.2
Coatings & Sealants	218	221	1.7
Electrical Insulation	216	223	3.0

Total	717	748	4.3

(1)	Columns may not add due to rounding.

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

Research and development expenses. In 2002, research and development expenses rose by 5.4%, from € 33 million in 2001 to € 34 million in 2002. As a percentage of net sales, research and development expenses remained stable in the period under review.

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

Back to Contents

Effective January 1, 2001, we adopted IAS 39. In accordance with this accounting standard, we classify all of our marketable securities as available for sale and carry them at their fair value, recording unrealized gains and losses in a special revaluation reserve net of tax. We have not restated our financial statements for prior periods to reflect our adoption of this standard. Instead, we recorded the difference between the carrying amount of our marketable securities and their fair value as of January 1, 2001 as an adjustment to equity in the revaluation reserve. We determine gains and losses for each of our marketable securities separately and recognize them in income when realized. On January 1, 2001, we recorded a positive revaluation reserve of € 5.2 million, net of tax of € 3.2 million. At December 31, 2001 and 2002, the revaluation reserve amounted to a negative € 5.6 million and € 14.1 million, respectively, primarily reflecting a decline in the fair value of our marketable securities portfolio through the respective dates. At December 31, 2003, the reserve had changed to a positive € 12.0 million, reflecting the net effect of gains and losses from disposals, purchases and write-ups of marketable securities that were formerly accounted as part of the revaluation reserve and increases in the fair values of certain derivative financial instruments.

In 2003, we purchased a total of 1,423,950 shares at an average price of € 53.12. We resold 613,588 shares in the open market in connection with the exercise of options granted under our stock option plans for cash and as a result of the forfeiture of options that had not been exercised. We transferred 406,833 shares to our employees in connection with the exercise of options for shares. During 2003, the DAT lawsuit (see note 30 to our consolidated financial statements) was settled. As of December 31, 2003, we had issued 207,036 shares to former DAT shareholders. Together with the 3,936,702 treasury shares that we repurchased in prior years, we held a total of 4,133,195 treasury shares at December 31, 2003, representing € 4.1 million, or 2.9%, of our share capital. We intend to use 4,041,431 of these shares to meet our obligations under our various employee incentive plans and 91,764 for issuance to former DAT shareholders. See “Item 4: Information on the Company – Legal Proceedings” for more information on this litigation.

U.S. GAAP Reconciliation

We prepare our financial statements in accordance with IFRS, which differ in certain respects from U.S. GAAP. See note 33 to our consolidated financial statements for a reconciliation of our net income for the three years ended December 31, 2003 and shareholders’ equity as of December 31, 2002 and 2003 from IFRS to U.S. GAAP.

The following table sets forth our net income and shareholders’ equity under IFRS and provides the corresponding U.S. GAAP amounts for the periods presented:

IFRS to U.S. GAAP Reconciliation

	As of and for the year ended December 31,

	2001	2002	2003

	(€ in millions)

Net income
IFRS	328	324	345
U.S. GAAP	314	338	337
Shareholders’ equity (at year-end)
IFRS	1,170	1,250	1,445
U.S. GAAP	1,159	1,261	1,470

The reconciliation of our net income for 2003 primarily reflects: (i) differences in the accounting treatment under IFRS and U.S. GAAP of goodwill arising upon business combinations both pre-1995 (for which U.S. GAAP prescribed amortization but the relevant rules under the predecessor of IFRS did not) and following the July 1, 2001 adoption of SFAS 141 “Business Combinations” (as a result of which U.S. GAAP no longer permits the amortization of such goodwill, while IFRS requires it), which together resulted in income in the amount of € 17 million; (ii) the different treatment under IFRS and U.S. GAAP of employee incentive plans, which gave rise to an expense in the amount of € 8 million; and (iii) the fact that under U.S. GAAP impairment charges taken on long-term investments cannot be reversed in subsequent periods, which led to an expense in the amount of € 8 million. In addition, the reconciliation reflects a € 3 million tax expense in respect of the reconciliation items discussed above.

Back to Contents

The reconciliation of our shareholders’ equity as of December 31, 2003 is principally the result of: (i) the different treatment under IFRS and U.S. GAAP of the assumption of deferred tax liabilities in connection with the acquisition of intangible assets, which resulted in an increase in equity in the amount of € 8 million and an additional equity increase of € 40 million relating to a reclassification of goodwill to intangible assets; (ii) differences between IFRS and U.S. GAAP with respect to the accounting for income taxes, which resulted in a decrease in equity in the amount of € 19 million; (iii) differences in the accounting under IFRS and U.S. GAAP for voluntary termination benefits, which resulted in an increase in equity in the amount of € 16 million; and (iv) the deferral of an upfront payment under U.S. GAAP that we recognized immediately under IFRS, which led to a decrease in equity in the amount of € 15 million.

The reconciliation of our net income for 2002 primarily reflects: (i) differences in the accounting treatment under IFRS and U.S. GAAP of goodwill arising upon business combinations both pre-1995 (for which U.S. GAAP prescribed amortization but IFRS’ predecessor rules did not) and following the July 1, 2001 adoption of SFAS 141 “Business Combinations” (as a result of which U.S. GAAP no longer permits the amortization of such goodwill, while IFRS requires it), which together resulted in income of € 17 million; and (ii) the different treatment under IFRS and U.S. GAAP of employee incentive plans, which gave rise to income of € 9 million; as well as the combined tax effects of the various reconciliation items.

The reconciliation of our shareholders’ equity as of December 31, 2002 is principally the result of the different treatment under IFRS and U.S. GAAP of: (i) the amortization of goodwill, as discussed in the previous paragraph, which led to an increase in equity of € 17 million; (ii) employee incentive plans, which gave rise to a decrease in equity of € 17 million; (iii) revenue recognition, which led to a decrease in equity of € 16 million; (iv) voluntary termination benefits, which resulted in an increase in equity of € 14 million; and (v) differences concerning the assumption of deferred tax liabilities in connection with the acquisition of intangible assets, which resulted in an increase in equity of € 10 million.

The reconciliation of our net income for 2001 primarily reflects: (i) the different treatment under IFRS and U.S. GAAP of employee incentive plans, which gave rise to an expense of € 35 million; and (ii) the different valuation under IFRS and U.S. GAAP of our portfolio of marketable securities, which caused an expense of € 8 million in connection with the sales of some of these securities; as well as the combined tax effects of the various reconciliation items.

The reconciliation of our shareholders’ equity as of December 31, 2001 is principally the result of the different treatment under IFRS and U.S. GAAP of: (i) employee incentive plans, which gave rise to a decrease in equity of € 37 million; (ii) revenue recognition, which led to a decrease in equity of € 18 million; (iii) differences concerning the assumption of deferred tax liabilities in connection with the acquisition of intangible assets, which resulted in an increase in equity of € 12 million; and (iv) voluntary termination benefits, which resulted in an increase in equity of € 11 million.

Liquidity and Capital Resources

Cash Flow

The following table highlights selected cash flow data for each of the three years ended December 31, 2003:

Cash Flow(1)

	Year ended December 31,
	2001	2002	2003

	(€ in millions)

Net cash flow provided by operating activities	309	442	425
Net cash flow used in investing activities	(113)	(204)	(298)
Net cash flow used in financing activities	(116)	(154)	(152)
Cash and cash equivalents, year end(2)	254	323	288

(1)	Columns may not add due to rounding.
(2)	Excluding marketable securities.

Back to Contents

2003 compared with 2002

Net cash flow provided by operating activities.  Net cash flow provided by operating activities decreased by 3.9%, from € 442 million in 2002 to € 425 million in 2003. The decrease was due mainly to changes in our working capital, including, among other items:

•	A € 78 million cash decrease caused by an increase in trade accounts receivable, other receivables and prepaid expenses, mainly attributable to higher levels of net sales.

•	A € 65 million cash increase resulting from an increase in trade accounts payables, due mainly to a higher number of goods and services received but not paid at the end of 2003.

•	A € 30 million cash decrease attributable to higher levels of inventories, reflecting higher levels of semi-finished and finished products and merchandise.

     Net cash flow used in investing activities.  Net cash used in investing activities increased by 46.1%, from € 204 million in 2002 to € 298 million in 2003. The 2003 figure primarily reflects the net cash effect of:

•	A € 306 million cash decrease primarily reflecting investments in property, plant and equipment and intangible assets and the purchase price paid for businesses acquired by our chemicals segment. A substantial portion of the assets received as a result of this acquisition, especially existing customer relationships, was accounted for as goodwill.

•	A € 38 million cash increase stemming from the sale of fixed assets and certain product lines.

•	A € 25 million cash decrease reflecting the net effect of a € 299 million cash increase resulting from sales of marketable securities and € 324 million cash decrease due to purchases of marketable securities.

The following table sets forth our capital expenditures (excluding goodwill) for the years ended December 31, 2002 and 2003:

Capital Expenditures

	Year ended December 31,

	2002	2003

	(€ in millions)

Pharmaceuticals	147	141
Chemicals	65	86
Holding Company	13	10

Total	225	237

Net cash flow used in financing activities.  Net cash used in financing activities decreased by 1.1%, from € 154 million in 2002 to € 152 million in 2003. This decrease reflects the net cash effect of, among other things:

•	A € 102 million cash decrease reflecting the payment of a dividend in the amount of € 0.75 per share in respect of 2002.

•	A € 76 million cash decrease resulting from the purchase of treasury shares, primarily in connection with our stock option plans, which was partially offset by a € 39 million cash increase resulting from the sale of treasury shares.

•	A € 20 million cash decrease mainly attributable to the repayment of long-term debt related to our pharmaceutical segment, the effect of which was partially offset by the receipt of cash proceeds from the incurrence of long-term debt in the amount of € 12 million.

In 2003, unfavorable exchange rate movements resulted in a € 10 million cash decrease.

Net financial position.  At December 31, 2003, we had cash and cash equivalents – that is, cash on hand and in bank accounts as well as highly liquid investments with original maturities of three months or less – in the amount of € 288 million at December 31, 2003, compared with cash and cash equivalents of € 323 million at December 31, 2002, corresponding to a decrease of € 35 million during the period under review. The decrease in cash and cash equivalents at December 31, 2003 compared with December 31, 2002 mainly reflects the increase in our net cash flow used in financing activities during the period under review.

Back to Contents

At December 31, 2003, we had marketable securities in the amount of € 292 million, compared with marketable securities of € 261 million at December 31, 2002, corresponding to an increase of € 31 million during the period under review. The increase in marketable securities at December 31, 2003 compared with December 31, 2002 primarily reflects the recovery of the worldwide stock markets in 2003 and investments of parts of our cash and cash equivalents in marketable securities.

We had debt in the amount of € 96 million at December 31, 2003, compared with debt of € 117 million at December 31, 2002, corresponding to a decline of € 21 million during the period under review. The decline in debt was mainly attributable to repayments of financial debt by our pharmaceutical segment. For the years ended December 31, 2003 and 2002, weighted average interest rates for borrowings from banks were 6.5% and 6.1%, respectively.

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

Net cash flow used in investing activities. Net cash used in investing activities increased by 80.0%, from € 113 million in 2001 to € 204 million in 2002, reflecting mainly the non-recurrence in 2002 of a one-time cash inflow resulting from the sale of our interest in a joint venture in 2001. The 2002 figure primarily reflects the net cash effect of:

•	A € 225 million cash decrease caused primarily by investments in property, plant and equipment, mainly ongoing construction projects in each of our two segments, the construction of a new building for our group headquarters, and our purchase of a license to distribute a therapeutic in Mexico.

•	A € 16 million cash increase reflecting the net effect of € 389 million cash in sales of marketable securities and € 373 million cash in purchases of marketable securities.

•	A € 13 million cash increase stemming from the sale of fixed assets.

The following table sets forth our capital expenditures for the years ended December 31, 2001 and 2002:

Capital Expenditures

	Year ended December 31,

	2001	2002

	(€ in millions)

Pharmaceuticals	150	147
Chemicals	49	65
Holding Company	7	13

Total	206	225

Net cash flow used in financing activities. Net cash used in financing activities increased by 32.2%, from € 116 million in 2001 to € 154 million in 2002. This increase reflects the net cash effect of, among other things:

Back to Contents

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

Net financial position.   We had cash and cash equivalents – that is, cash on hand and in bank accounts as well as highly liquid investments with original maturities of three months or less – in the amount of € 323 million at December 31, 2002, compared with cash and cash equivalents of € 254 million at December 31, 2001, corresponding to an increase of € 69 million during the period under review. The increase in cash and cash equivalents at December 31, 2002 compared with December 31, 2001 reflects the increase in cash generated from operating activities during the period under review.

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

We had debt in the amount of € 117 million at December 31, 2002, compared with debt of € 127 million at December 31, 2001, corresponding to a decline of € 10 million during the period under review. For the years ended December 31, 2002 and 2001, weighted average interest rates for borrowings from banks were 6.1% and 4.9%, respectively.

Liquidity Commitments and Capital Requirements

Special purpose entities, irrespectively of their legal structure, are included in our consolidated financial statements when we have the power to govern their financial and operating policies. We have no special purpose entities that are not consolidated in our financial statements. Moreover, we have no material off-balance sheet arrangements that are reasonably likely to have a material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

The following table provides a maturity analysis of our contractual obligations as of December 31, 2003:

Contractual Obligations(1)
		As of December 31, 2003

		Payments due by period
	Total	< 1 year	1-3 years	4-5 years	> 5 years

	(€ in millions)

Debt	92	60	2	26	5
Capital leases	5	1	1	1	3
Operating leases	54	11	22	21	0
R&D obligations(2)	124	54	59	11	0

(1)	Columns may not add due to rounding.
(2)	Includes minimum and estimated milestone payments under our various R&D agreements.

As of December 31, 2003, we had commitments for investments in property, plant and equipment in the amount of € 72 million, most of which expire in the short term, guarantees for pension commitments in the amount of € 15 million and other commercial commitments in the amount of € 8 million. See note 27 to our consolidated financial statements for additional information on our commitments and contingencies as of December 31, 2003.

We typically fund our capital expenditures with our cash flow from operations and, if such funds are not sufficient, liquid funds, including cash, cash equivalents and marketable securities.

Back to Contents

On May 6, 2003, our shareholders’ meeting approved a proposal by our management and supervisory boards to pay a dividend of € 0.75 per no-par value share in respect of 2002, with the amount attributable to treasury shares to be allocated to retained earnings.

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

New Accounting Standards

For a discussion of new IFRS and U.S. GAAP accounting standards, see notes 2 and 34 of our consolidated financial statements.

Back to Contents

ITEM 6: DIRECTORS, SENIOR MANAGEMENT & EMPLOYEES

Directors and Management

Overview

As required by the German Stock Corporation Act (Aktiengesetz), we have a management board (Vorstand) and a supervisory board (Aufsichtsrat). The two boards are entirely separate, and, subject to a limited exception not currently applicable to us, no individual may simultaneously be a member of both boards. Our management board is responsible for managing our business in accordance with applicable laws, our Articles of Association and its rules of procedure. In addition, it represents us in our dealings with third parties. Our supervisory board appoints and removes the members of our management board and oversees their management of our company but does not make management decisions itself.

In carrying out their duties, the members of our management and our supervisory boards are required to exercise the standard of care of a prudent and diligent businessperson. If they fail to observe the appropriate standard of care, they may become liable to us. In carrying out their duties, both boards have to take into account a broad range of considerations, including our company’s interests as well as the interests of our shareholders, employees, creditors and, to some extent, the public interest. Our management board is also required to respect the rights of our shareholders to be treated on equal terms. In addition, it is responsible for implementing an internal monitoring system.

Our supervisory board has comprehensive oversight responsibilities. To ensure that our supervisory board can carry out these functions properly, our management board must, among other things, regularly submit reports to our supervisory board in relation to the current state of our company’s business and future business planning. In addition, our supervisory board is entitled to request s pecial reports at any time.

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

Supervisory Board

As required by applicable German law and our Articles of Association, our supervisory board consists of twelve members. Six of these members were elected by our shareholders and six were elected by our German employees. One of the employee representatives is member of the management staff (leitende Angestellte) and two are elected pursuant to proposals of unions.

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

Our supervisory board meets at least twice every half year. In 2003, our supervisory board met four times. The main functions of our supervisory board are:

•	To monitor and oversee the management of our company;

•	To appoint and remove members of our management board;

•	To represent our company in matters concerning our management board;

•	To enter into contracts with independent auditors on behalf of our company; and

Back to Contents

•	To approve matters that the Articles of Association or the supervisory board have made subject to such approval.

Each member of our supervisory board is elected for a maximum term of five years. A supervisory board member’s term of office expires at the end of the general meeting of our shareholders at which our shareholders discharge the respective member for the fourth fiscal year following the fiscal year in which that member was elected.

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

The following table sets forth the names and functions of the current members of our supervisory board, their ages at December 31, 2003, the year in which their current terms expire and their principal business activities outside of our company.

Supervisory Board Members

Name

Shareholder Representatives:	Age	Term expires	Principal business activities outside of our company

Justus Mische(1)	65	2004	Member of the supervisory boards of B. Braun Melsungen AG
Chairman			(chairman), Software AG, Hoechst AG (chairman)

Susanne Klatten(1)	41	2008	Member of the supervisory boards of Bayerische Motoren Werke
Deputy chairwoman			AG, ALTANA Pharma AG, UnternehmerTUM GmbH

Dr. Uwe-Ernst Bufe(2)	59	2006	Member of the supervisory boards of AirLiquide AG, Frankfurter
			Versicherungs-AG, Rütgers AG, UBS Warburg AG (chairman),
			Cognis Verwaltungs-GmbH, Solvay S.A., Akzo Nobel N.V.

Prof. Dr. Dr. h.c. mult.
Wolfgang A. Herrmann	55	2008	President of the Technische Universität München; member of the
			supervisory boards of Degussa AG, Gen Pharm Tox AG

Prof. Dr. Heinz
Riesenhuber	68	2006	Member of the supervisory boards of Evotec BioSystems AG
			(chairman), Frankfurter Allgemeine Zeitung GmbH, HBM
			BioVentures AG, Henkel KGaA, Osram GmbH, Vodafone GmbH,
			InSynCo AG, VfW AG

Dr. Klaus-Jürgen
Schmieder(2)	55	2006	Chairman of the management board of Messer Griesheim GmbH;
			member of the supervisory board of Messer Nippon Sanso GmbH &
			Co. KG (chairman); chairman of the boards of directors of Messer
			Griesheim Industries, Inc., Messer Group, Inc.

Employee Representatives:

Marcel Becker(1)	55	2008	Full time member of works council; chairman of Groups Works Council
Deputy chairman

Back to Contents

Name	Age	Term expires	Principal business activities outside of our company

Yvonne D’Alpaos-Götz(2)	50	2008	Full-time member of works council; chairwoman of works council of
			ALTANA Pharma AG, member of the supervisory board of
			ALTANA Pharma AG

Dr. Rango Dietrich (3)	52	2008	None

Ulrich Gajewiak(1) (3)	40	2008	None

Ralf Giesen(2)	40	2008	Employee of IG Bergbau, Chemie, Energie; member of the
			supervisory boards of Vattenfall Europe Mining AG, BUL
			Brandenburg GmbH

Dr. Thomas Martin (3)	39	2008	None

(1)	Member of the remuneration committee.
(2)	Member of the audit committee.
(3)	These persons became members of our supervisory board on May 6, 2003.

The business address of the members of our supervisory board is the same as our business address: Am Pilgerrain 15, D-61352 Bad Homburg v. d. Höhe, Germany.

Management Board

Pursuant to our Articles of Association, our supervisory board determines the size of our management board, subject to the condition that our management board has at least two members. Our management board currently consists of four members. Under German law, our management board is responsible for the management of our company, including the following matters:

•	The preparation of the annual financial statements;

•	The calling of shareholders’ meetings and the preparation and execution of shareholders resolutions; and

•	The submission of reports to our supervisory board.

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

The table below gives an overview of the present members of our management board, their ages at December 31, 2003, the year in which their current terms expire and their positions within our company:

Management Board Members

Name	Age	Term expires	Position

Dr. Nikolaus Schweickart	60	2005	Chairman and Chief Executive Officer
Dr. Hermann Küllmer	60	2005	Chief Financial Officer
Dr. Hans-Joachim Lohrisch	54	2007	Head of Pharmaceuticals
Dr. Matthias L. Wolfgruber	49	2005	Head of Chemicals

The business address of the members of our management board is the same as our business address: Am Pilgerrain 15, D-61352 Bad Homburg v. d. Höhe, Germany.

Dr. Nikolaus Schweickart has been a member of our management board since 1987. In 1990, he was appointed chairman of our management board and chief executive officer of our company. Prior to serving on our management board, Dr. Schweickart worked as a personal assistant to Dr. Herbert

Back to Contents

Quandt and as a general representative of our company. Dr. Schweickart holds a law degree and an honorary doctor title.

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

Dr. Matthias L. Wolfgruber has been a member of our management board since July 1, 2002 and, since October 1, 2002, also serves as the head of our chemicals division. Before joining our company, Dr. Wolfgruber held a variety of marketing, production, R&D and general management positions within the Wacker group, a multinational chemicals company. Dr. Wolfgruber holds a Ph.D. in chemistry.

Compensation

The members of our supervisory board receive annual compensation in an amount that is determined by our Articles of Association. In 2003, the annual general meeting changed the way our supervisory board members are compensated. Their compensation now consists of a fixed portion of € 20,000, € 10,000 of which is payable in shares, and a variable portion the amount of which depends on the relationship that our annual dividend bears to our share capital. The chairman of the supervisory board receives twice this amount and the deputy chairman one and a half times this amount. In addition, our supervisory board members are entitled to be reimbursed for their out-of-pocket expenses. Members and chairpersons of supervisory board committees receive additional payments. Accordingly, the chairpersons of the remuneration and the audit committee each receive an additional € 40,000 per year, while ordinary members of these committees receive an additional € 20,000 per year. Provided that the proposal regarding the dividend to be distributed in respect of 2003 is approved at the annual shareholders’ meeting, the compensation paid to our supervisory board members in respect of 2003 totals € 1.3 million, of which € 0.8 million is variable and € 0.2 million is remuneration for supervisory board committee work.

The table below provides a breakdown of the compensation paid to each member of our supervisory board for 2003:

Supervisory Board Compensation

	For the year ended December 31, 2003

	Fixed(1)	Variable	Committee	Total

	(€ in thousands)

Justus Mische	40	111	40	191
Marcel Becker	30	83	20	133
Susanne Klatten	30	83	20	133
Dr. Uwe-Ernst Bufe	20	55	20	95
Yvonne D’Alpaos-Götz	20	55	20	95
Dr. Rango Dietrich (as of May 6, 2003)	13	37	0	50
Wolfgang Eichhorn (until May 6, 2003)	7	19	7	33
Ulrich Gajewiak (as of May 6, 2003)	13	37	13	63
Ralf Giesen	20	55	20	95
Prof. Dr. Dr. h.c. mult. Wolfgang A. Herrmann	20	55	0	75
Dr. Uwe Krüger (until May 6, 2003)	7	19	0	26
Dr. Thomas Martin (as of May 6, 2003)	13	37	0	50
Prof. Dr. Heinz Riesenhuber	20	55	0	75
Dr. Klaus-Jürgen Schmieder	20	55	40	115
Dr. Jörg Senn-Bilfinger (until May 6, 2003)	7	19	0	26

Total	280	775	200	1,255

(1)	50% of this amount was paid in shares of our company at the closing price of € 47.65 on Xetra on December 30, 2003.

Back to Contents

For 2003, the four members of our management board received aggregate compensation in the amount of € 4.7 million. € 1.5 million of the amount that we paid in respect of services performed in 2003 was fixed, and € 3.1 million of this amount was variable. The amount of the variable compensation received by active members of our management board is based on our operating income before interest, taxes and amortization (“EBITA”) and our return on capital employed (“ROCE”).

The table below provides a breakdown of the compensation paid to each of the members of our management board for 2003:

Management Board Compensation

	For the year ended December 31, 2003

	Fixed	Variable	Total

	(€ in thousands)

Dr. Nikolaus Schweickart	505	1,190	1,695
Dr. Hermann Küllmer	345	663	1,008
Dr. Hans-Joachim Lohrisch	378	888	1,266
Dr. Matthias L. Wolfgruber	310	399	709

Total	1,538	3,140	4,678

In addition, as participants in our stock option plans, the members of our management board received options to subscribe for our shares. In 2003, we granted our management board members a total of 130,000 options under these plans, each option being exercisable for one share at an exercise price of € 54.65. For more information on our stock option plans, see “— Stock Option Plans” below.

The table below sets forth the number of options granted to each member of the management board under the 2003 stock option plan and their value at the date of grant and at December 31, 2003:

Option plan 2003

(€ in thousands)

Dr. Nikolaus Schweickart	40,000 options
Fair value on date of grant (1)	547
Value at December 31, 2003 (2)	0

Dr. Hermann Küllmer	30,000 options
Fair value on date of grant (1)	410
Value at December 31, 2003 (2)	0

Dr. Hans-Joachim Lohrisch	30,000 options
Fair value on date of grant (1)	410
Value at December 31, 2003 (2)	0

Dr. Matthias L. Wolfgruber	30,000 options
Fair value on date of grant (1)	410
Value at December 31, 2003 (2)	0

(1)	The fair value of the options at the date of grant is calculated based on the Black Scholes / Binominal option pricing model.

(2)	The value of the options as of December 31, 2003 is calculated as the difference of the share price on that date and the exercise price.

At December 31, 2003, the total amount that we had accrued for the payment of pensions to the members of our management board equaled € 3.7 million, and the total amount that we had accrued for former management board members and their surviving dependents amounted to € 6.8 million.

We have provided and will continue to provide insurance for the indemnification of our directors and officers against any general civil liability they may incur in connection with their activities on our behalf as well as against liabilities under the Securities Act.

Back to Contents

Employees

At December 31, 2003, we employed 10,402 people, compared with 9,853 employees in 2002 and 9,122 employees in 2001.

The following table provides a breakdown of the number of our employees by main category of activity and location for each of the three years ended December 31, 2001, 2002 and 2003, respectively:

Employees by Main Category of Activity and Location

	As of December 31,
	2001	2002	2003

By division
Pharmaceuticals	6,867	7,504	7,702
Chemicals	2,217	2,299	2,634
Holding company	38	50	66

By main category of activity
R&D	1,484	1,741	2,000
Production and logistics	3,269	3,479	3,651
Marketing and distribution	3,059	3,244	3,377
Administration	1,310	1,389	1,374

By location
Germany	4,080	4,478	4,816
Europe (excl. Germany)	2,224	2,405	2,363
North America	1,068	1,209	1,332
Latin America	1,432	1,399	1,300
Other	318	362	591

Total	9,122	9,853	10,402

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

We offer our German employees a special investment program called “ Altersvorsorge Aktiv mit ALTANA (“AAA”)”. Participating employees may designate a defined amount of their gross salary or wages to be deposited in investment funds, subject to a minimum interest rate guaranteed by us.

During the last three years, we have not experienced any material labor disputes resulting in work stoppages.

Share Ownership

At April 14, 2004, Ms. Klatten owned 70,332,326 shares or 50.1% of our issued share capital. The shares and options held by the other members of our supervisory board and our management board members represent less than 1% of our issued share capital. See “Item 7: Major Shareholders and Related Party Transactions”.

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

Back to Contents

To be able to meet our obligations under our various stock option plans, we maintain approximately the same number of shares in treasury as we grant in options under our plans, including the ALTANA Investment Program. Each year, we determine the number of additional treasury shares required to be purchased and make the necessary adjustments.

In connection with the acquisition of treasury shares for delivery upon exercise of options under our various employee incentive plans, we recognize compensation expense over the vesting period in an amount equal to the difference between the exercise price of the options and the average price of the treasury shares purchased. See note 13 to our consolidated financial statements for additional information.

Stock Option Plans

With our stock option plans, we aim to align the interests of our key employees and employees who we believe have a high potential with those of our company.

In 1999, we launched for the first time a stock option plan, which was open to the members of our management board, senior executives and certain other key employees. In July 2000 and July 2001, we launched similar plans. Starting with the 2001 plan, we extended the eligibility criteria to include other employees that we consider to have high potential. In 2002, we offered two different plans. One of them (“Plan A”) was open to the members of our management board and certain executives of our two divisions, whereas the other plan (“Plan B”) was open to other key members of management. In order to participate in the various stock option plans that we launched in the past, our employees were required to make an initial investment in the share capital of our company. The minimum investment required of an employee depends on his or her position in our company. Once an employee had made an initial investment under one plan, he or she was not required to purchase additional shares to participate in plans launched subsequently. In 2002, we modified this requirement. Under Plan A, which is one of the stock option plans that we launched in 2002, our management board members and other participating executives were each required to make initial investments of € 150,000 and € 50,000, respectively. By contrast, no initial investment was required of participants in our Plan B.

In 2003, we adopted a new stock option plan for the members of our management board, the top management of our divisions, the managing directors and certain senior executives of certain of our subsidiaries and certain junior executives. The plan provides that the remuneration committee may cap the gains realizable upon the exercise of the options granted to our management board members if unforeseen extraordinary developments lead to a disproportionate increase in the price of our shares.

Under the 2003 plan, participants were required to make an initial investment in our shares in an amount between € 5,000 and € 150,000, depending on their position in our group. Half of this initial investment had to be paid up immediately. The other half could be paid through future profits realized upon the exercise of options. We are planning to grant participants options to subscribe for shares in the amount of approximately 2.0% of our share capital in 2004 and 2005. The number of options to be granted to a participant will be determined by our management board or, to the extent options will be granted to members of our management board, our supervisory board.

Under our various stock option plans, each option granted is exercisable for one share of our company at an exercise price that we determined on the basis of the average closing prices of our shares, as reported on the Xetra trading system of the Frankfurt stock exchange, during a 20-trading day reference period prior to the date on which each plan was launched. Options granted cannot be exercised until the expiry of a two-year lockup period from the date of the grant.

Options granted under the 2000 plan are exercisable only if the average of our earnings per share in both the year when the options were granted and the succeeding year exceeded the average of our earnings per share during the two years preceding the date of grant by at least 20%. The corresponding condition under our 2001 plan is that our earnings per share in 2002 exceed our earnings per share in 2000 by at least 20%. Likewise, options granted under our 2002 Plan A become exercisable if our earnings per share in 2003 exceed our earnings per share in 2001 by at least 20%. There are no performance hurdles under Plan B. To create appropriate incentives, we have set the exercise price for Plan B at a level that is 10% above the exercise price for Plan A. Options granted under our 2003 plan vest if our earnings per share in 2004 are 20% higher than in 2002. The conditions under the 2000, 2001 and 2002 plans have been satisfied.

Under the 2000 plan, upon exercise of any options granted, participants have the right to receive either shares or cash in an amount equal to the difference between the market price of the shares that

Back to Contents

they are entitled to receive and the exercise price of the options. Options granted under the 2001, 2002 and 2003 plans are exercisable only for shares.

Options under the 2000 plan expire four years after the date of grant, options granted under the 2001 and 2003 plans expire five years after the date on which they were granted, and options granted under the 2002 plan expire ten years after the grant date.

Under the 2001 and 2003 plans, the members of our management board and executive officers are entitled to receive additional options if they make an additional investment in our shares. The 2001, 2002 and 2003 plans also envisage the grant of additional options, taking into account their roles and responsibilities in our company. Our supervisory board is responsible for making such grants with respect to members of our management board, and our management board is responsible for making such grants to other eligible participants.

The following table provides details regarding the options outstanding under our various stock option plans:

		Stock Option Plans

Name	Title of	Number of	Date on which
	securities	options	options
	issuable upon	outstanding as of	become or
	exercise of	December 31,	became	Date on which
	options	2003	exercisable	options expire	Exercise price

2000 plan	Shares	185,600	July 1, 2002	June 30, 2004	€ 22.97

2001 plan	Shares	816,750	July 1, 2003	June 30, 2006	€ 42.41

2002 plan
Executives	Shares	255,000	July 1, 2004	June 30, 2012	€ 51.58
Key management	Shares	961,750	July 1, 2004	June 30, 2012	€ 56.74

2003 plan	Shares	1,179,600	July 1, 2005	June 30, 2008	€ 54.65

ALTANA Investment Program

The ALTANA Investment Program is an employee share ownership plan that we first launched in 2000. In 2001, 2002 and 2003, we launched new editions of the plan, and we expect to offer similar plans in the future. Participation in the plan is open to employees who are not eligible to participate in any of our stock option plans, subject to certain conditions. Each plan consists of two components. The first component entitles participants to purchase a specific number of shares based on their salary or wages at a fixed price per share that corresponds to the lowest market price of our shares on the Frankfurt Stock Exchange on the date at which our management board approves the relevant plan edition. Plan participants are entitled to a discount on a portion of the shares that they purchase. Employees who are unable to receive shares for reasons of statutory law are paid the cash equivalent of the benefit that they would otherwise have received. Under the second component, participants receive one stock appreciation right (“SAR”) for each share that they purchase. The SARs become exercisable two years after the date of grant and entitle their holders to receive cash in an amount equal to the difference between a predetermined exercise price and the market price of our shares on the date on which the SARs are exercised. The SARs expire two years after the date they first become exercisable and, if not previously exercised and in the money, are deemed exercised on such date. If a participant sells shares purchased under the plan during the lock-up period, he or she must repay the subsidy and forfeits the SARs received. At December 31, 2003, 536,533 SARs had been granted under the four share ownership plans, of which 250,161 SARs were exercisable.

Profit-sharing Certificates

From 1980 to 2000, we issued profit-sharing certificates (Genussscheine) to our German employees. Holders of these certificates are entitled to receive interest at a rate equal to the higher of the dividend rate on our shares in any given year and 7% of the certificates’ face value. At December 31, 2003, the nominal value of all outstanding profit sharing certificates was € 8 million.

Back to Contents

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The table below identifies all persons who, to our knowledge, beneficially owned more than 5% of our shares as of March 31, 2004. Under German law, our shareholders are required to notify us in case their holdings reach or fall below certain thresholds, and the information presented in the table is based on notifications that we have received. Since our shares are in bearer form, however, we are unable to determine precisely how many shareholders we have at any given point and how many shares a particular shareholder owns. For more information on these notification requirements, see “Item 10: Additional Information–Articles of Incorporation and Relevant Provisions of German Law”.

Name	Number of shares owned	Ownership interest

		(%)

Susanne Klatten	70,332,326	50.1%

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

Related Party Transactions

The Herbert Quandt Foundation is a not-for-profit charitable endowment established in 1980. The endowment promotes scientific and cultural research activities and supports civic responsibility projects. Ms. Klatten, the deputy chairwoman of our supervisory board, is chairwoman of the board of counselors of the endowment, and Dr. Nikolaus Schweickart, the chairman of our management board and chief executive officer of our company, serves as the chairman of the endowment’s management board. In 2001, we made a special contribution in the amount of € 15 million to the capital of the endowment. The foundation in turn deposited the funds with us. The deposit bears interest at a rate equal to the Base Rate (Basiszinssatz), which is the rate specified in § 247 of the German Civil Code, of the German Central Bank (Bundesbank ) plus 2.5%.

Ms. Klatten is also a shareholder and member of the supervisory board of Bayerische Motoren Werke AG (“BMW”). From time to time, we purchase company cars from BMW. These transactions are immaterial both to us and to BMW and are carried out at normal third party terms and conditions.

For information on balances between us and our affiliated and associated companies and participating interests as of December 31, 2003, see note 28 to our consolidated financial statements.

Back to Contents

ITEM 8: FINANCIAL INFORMATION

Consolidated Financial Statements and Other Financial Information

See “Item 18: Financial Statements.”

Legal Proceedings

See “Item 4: Information on the Company–Legal Proceedings”.

Dividend Policy

Our management and supervisory boards may, based on our annual financial statements, propose the payment of dividends to our shareholders. Our shareholders vote on these proposals at the annual shareholders’ meeting, which is usually convened during the second quarter of each year. See “Item 10: Additional Information–Dividend Rights” for further information. We expect to continue to pay dividends in the future, although there can be no assurance as to the exact amounts, if any, that we may pay in any given period. The payment of future dividends will depend on our results of operations and financial condition. See “Item 5: Operating and Financial Review and Prospects.” Our management board intends to submit a proposal for a dividend of € 0.83 for 2003 to the annual general meeting to be held on May 5, 2004.

Back to Contents

ITEM 9: THE OFFER AND LISTING

Our ordinary shares are in bearer form and have no par value. Each of our ordinary shares has a notional value of € 1.00. The principal trading market for our ordinary shares is the Frankfurt Stock Exchange. In addition, our ordinary shares are traded on the stock exchanges of Berlin, Bremen, Düsseldorf, Hamburg, Hannover, Munich and Stuttgart. Our American Depositary Shares (“ADSs”), each representing one ordinary share, are listed on the New York Stock Exchange (“NYSE”). For more information on our shares, see “Item 10: Additional Information–Share Capital”.

Based on turnover statistics supplied by Bloomberg and adjusted for the changes to our share capital that occurred in 2001, the average daily volume of our shares traded on the Frankfurt Stock Exchange was 200,337 in 2001, 371,056 in 2002 and 616,318 in 2003.

Market Price Information

The tables below set forth, for the periods indicated, the high and low closing sales prices for our shares on the Frankfurt Stock Exchange.

Trading on the Frankfurt Stock Exchange

Year	High	Low

	(€)

1999	20.36	14.44
2000	46.64	15.98
2001	58.99	34.36
2002	64.60	36.66
2003	59.39	35.49

Year	High	Low

	(€)

2002
January through March	61.75	52.60
April through June	64.60	47.95
July through September	55.30	36.66
October through December	50.00	37.80

2003
January through March	45.69	35.49
April through June	59.39	43.00
July through September	56.54	45.85
October through December	55.45	47.00

2004
January through March	53.30	45.18

Month	High	Low

	(€)

October 2003	54.84	51.20
November 2003	55.45	50.20
December 2003	50.10	47.00
January 2004	48.55	45.18
February 2004	49.55	46.15
March 2004	53.30	49.20

Back to Contents

Official trading of our ADSs commenced on May 22, 2002. The tables below set forth, for the periods indicated, the high and low closing sale prices for our ADSs on the New York Stock Exchange:

Trading on the New York Stock Exchange

Year	High	Low

	($)
2002	54.92	37.09
2003	69.95	28.75

Year	High	Low

	($)
2002
May 22 through June	54.92	46.00
July through September	53.46	37.20
October through December	50.10	37.09

2003
January through March	47.99	38.75
April through June	69.65	47.50
July through September	65.00	50.21
October through December	63.45	57.30

2004
January through March	65.90	56.70

Month	High	Low

	($)
October 2003	63.35	59.89
November 2003	63.45	57.65
December 2003	60.42	57.30
January 2004	61.99	56.70
February 2004	61.80	57.07
March 2004	65.90	60.20

Trading on the Frankfurt Stock Exchange

The Frankfurt Stock Exchange, which is operated by the Deutsche Börse AG, is the most significant of the eight German stock exchanges. The Frankfurt Stock Exchange, including the Xetra trading system described below, accounted for approximately 90% of the turnover in exchange-traded shares in Germany in 2003. As of December 31, 2003, the shares of 5,730 companies traded on the official, regulated and unregulated markets of the Frankfurt Stock Exchange. Of these, 829 were German companies and 4,901 were foreign companies.

Trading on the floor of the Frankfurt Stock Exchange begins every business day at 9:00 a.m. and ends at 8:00 p.m., Central European Time. Securities listed on the Frankfurt Stock Exchange are generally traded in the auction market, but also change hands in interbank dealer markets. Prices are noted by publicly commissioned stockbrokers who are members of the Frankfurt Stock Exchange but who do not as a rule deal with the public. The prices of actively traded securities, including the shares of large corporations, are continuously quoted during trading hours. For all securities, a fixed price is established around midday on each day on which the Frankfurt Stock Exchange is open for business. Deutsche Börse publishes an official daily list of quotations (Amtliches Kursblatt) containing the fixed prices (Einheitskurse) as well as the yearly high and low prices for all traded securities. The list is available on the Internet at http://www.exchange.de under the heading “Market Data”.

Our shares are traded on Xetra (Exchange Electronic Trading) in addition to being traded on the auction market. Xetra is available daily from 9:00 a.m. to 5:30 p.m. Central European Time to brokers and banks that have been admitted to Xetra by the Frankfurt Stock Exchange. Securities traded by this system include liquid stocks, warrants and bonds traded on the floor of the Frankfurt Stock Exchange. There have been no significant trading suspensions with respect to our shares in the past three years.

Back to Contents

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

Back to Contents

ITEM 10: ADDITIONAL INFORMATION

Articles of Association and Relevant Provisions of German Law

This section summarizes the material provisions of our Articles of Association and German law to the extent that they affect the rights of our shareholders. The information set forth below is only a summary and does not provide a complete description of all relevant provisions.

Organization

We are a stock corporation organized in the Federal Republic of Germany under the German Stock Corporation Act (Aktiengesetz). We are registered in the Commercial Register (Handelsregister) maintained by the local court (Amtsgericht) in Bad Homburg, Germany, under the docket number HRB 1933. Copies of our Articles of Association may be obtained from the Commercial Register. In addition, an English translation is available from the U.S. Securities and Exchange Commission.

Corporate Governance

Overview of the corporate governance system in Germany

In contrast to corporations organized under the laws of the United States, German stock corporations are governed by three separate bodies: the shareholders’ meeting, the supervisory board and the management board. Their respective roles and responsibilities are defined by German law and the corporation’s Articles of Association (Satzung) and may be summarized as follows:

A corporation’s shareholders’ meeting discharges the actions of the corporation’s supervisory and management boards. It decides the amount of the annual dividend, the appointment of an independent auditor and certain significant corporate transactions. It also elects the members of the supervisory board. Under the concept of co-determination (unternehmerische Mitbestimmung), in corporations with more than 2,000 German employees, the shareholders and employees based in Germany elect an equal number of members of the supervisory board. The law requires that an annual general meeting of shareholders be held during the first eight months of a fiscal year.

The supervisory board appoints and removes the members of the management board and oversees the management of the corporation. Although prior approval by the supervisory board may be required in connection with certain corporate matters, the law normally does not entitle the supervisory board to make management decisions.

The management board manages the business of the corporation and represents it in dealings with third parties. The management board regularly submits reports to the supervisory board about the corporation’s operations and business strategies, and prepares special reports upon request. Nobody may serve simultaneously on the management and supervisory boards of the same corporation, subject to a limited exception not currently applicable to us.

In February 2002, a commission appointed by the government of the Federal Republic of Germany promulgated the German Corporate Governance Code, which contains a set of best-practice guidelines of corporate governance for companies listed on a stock exchange in Germany, which are referred to below as covered companies. The full text of the German Corporate Governance Code, including an English convenience translation, is available at http://www.corporate-governance-code.de. In addition to restating provisions of the German Stock Corporation Act, the German Corporate Governance Code contains approximately 60 “recommendations” that reflect widely recognized and well-established standards of corporate governance and approximately 15 “suggestions” for sound and responsible management and supervision.

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

Back to Contents

Compliance with the German Corporate Governance Code is voluntary. Section 161 of the German Stock Corporation Act, as amended by the German Transparency and Disclosure Law (Transparenz- und Publizitätsgesetz) of July 19, 2002, however, requires that the management board and supervisory board of any covered company annually declare that the recommendations set forth in the German Corporate Governance Code have been adopted or which recommendations have not been adopted. On November 19, 2003, our management board and supervisory board have declared that we fully comply with the recommendations set forth in the German Corporate Governance Code. Our management board and supervisory board are not required to declare whether we also comply with the suggestions contained in the German Corporate Governance Code. However, we follow most of these suggestions voluntarily. For example, we have implemented long-term incentive plans for the members of our management board. Furthermore, each new member of our management board is initially appointed for a term of less than five years. Finally, the chairman of our supervisory board is not the same person as the chairman of the audit committee.

Summary of significant differences between German corporate governance practices and the New York Stock Exchange, Inc.’s (“NYSE’s”) corporate governance standards

The following paragraphs provide a brief, general summary of significant differences between the corporate governance practices followed by us as a German company, and those required by the listing standards of the NYSE of U.S. companies that have common stock listed on the NYSE. The NYSE listing standards are available on the NYSE’s website at http://www.nyse.com.

Composition of Board of Directors; Independence; Conflicts of Interest. The NYSE listing standards provide that the board of directors of a U.S. listed company must consist of a majority of independent directors and that certain committees must consist solely of independent directors. A director qualifies as independent only if the board affirmatively determines that the director has no material relationship with the company, either directly or indirectly. In addition, the listing standards enumerate a number of relationships that preclude independence. The listing standards do not specifically deal with the avoidance of conflicts of interest and related party transactions. These matters are typically governed by the laws of the state in which the listed company is incorporated. Moreover, the absence of such rules reflects the NYSE’s belief that the oversight of related party transactions is best left to the company’s discretion.

Although German law does not explicitly require that our management or supervisory board members must be independent, a certain degree of independence of our supervisory board members is assured by the fact that generally no person may concurrently serve on the management board and the supervisory board of the same company. See “Item 6: Directors, Senior Management and Employees — Overview” and “— Supervisory Board” for more information on our practice. In addition, the German Corporate Governance Code recommends that proposals for the election of supervisory board members of covered companies make sure that, at any time, the supervisory board as a whole is composed of members who are “sufficiently independent”.

Furthermore, German law and the German Corporate Governance Code establish a number of principles of general applicability designed to strengthen the independence of board members, to avoid conflicts of interests and to establish procedures and standards for related party transactions. Specifically, German law subjects loans from the company to members of the management board or supervisory board and their close family members to the supervisory board’s approval. In addition, the German Corporate Governance Code recommends that:

•	The members of the management board should not, during the term of their office (1) compete with the company, (2) in connection with their office, demand or accept special benefits or grant unjustified benefits to third parties, or (3) when making business decisions for the company, pursue personal interests or exploit business opportunities that belong to the company;

•	The members of the management board and the supervisory board should disclose conflicts of interest;

•	All transactions between the company on the one hand and the members of the management board and persons and companies closely related to them on the other hand should be entered into on market terms and conditions;

•	The members of the management board should not engage in side-line activities outside the company, including the assumption of seats on the governing bodies of other companies, without the supervisory board’s approval;

Back to Contents

•	The supervisory board should not include more than two former members of the management board;

•	No supervisory board member should serve on a governing body of, or provide consulting services to, a major competitor of the company;

•	When making business decisions for the company, the supervisory board members may not pursue personal interests or exploit business opportunities that belong to the company; and

•	Advisory and other service contracts between the company and members of the supervisory board should be entered into only with the supervisory board’s approval.

Committees. The NYSE listing standards require that a U.S. listed company must have an audit committee, a nominating/corporate governance committee and a compensation committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards.

Under German law, the only committee required by law is the mediation committee, which is a supervisory board committee that must be formed in all companies subject to the principle of co-determination. The mediation committee consists of the chairman of the supervisory board, the deputy chairman, one shareholder representative and one employee representative. The committee convenes when the supervisory board as a whole is unable to reach the required supermajority of votes for the appointment or removal of members of the management board.

In addition, the German Corporate Governance Code recommends that covered companies form additional committees at the supervisory board level depending on, among other things, the number of supervisory board members. Specifically, the German Corporate Governance Code recommends that covered companies should have an audit committee. In addition, it suggests that specific issues, such as the company’s strategy, the remuneration of the members of the management board and investment and financing questions, may be delegated to committees.

The NYSE listing standards contain detailed requirements for the audit committees of U.S. listed companies. Starting on July 31, 2005, some but not all of these requirements, will also apply to non-U.S. listed companies, such as ourselves. For the time being, however, the NYSE listing standards do not require that non-U.S. listed companies, such as ourselves, have an audit committee.

German law currently does not require that companies have an audit committee. However, the German Corporate Governance Code recommends that covered companies form an audit committee that is responsible for, among other things, questions of accounting and risk management, ensuring the independence of the company’s auditor, engaging the auditor for the audit of the company’s financial statements, determining the focus of the audit, and agreeing the audit fees. Although the audit committee related provisions of the German Corporate Governance Code are less detailed than those contained in the NYSE listing standards, the NYSE listing standards and the German Corporate Governance Code share the goal of establishing a system for overseeing the company’s accounting that is independent from management and of ensuring the auditor’s independence. As a result, they address similar topics, and there is some overlap.

One structural difference between the legal status of the audit committee of a U.S. listed company and that of a German company concerns the degree of the committee’s involvement in managing the relationship between the company and its auditor. While the NYSE listing standards require that the audit committee of a U.S. listed company must have direct responsibility for the appointment, compensation, retention, and oversight of the work of the auditor, under German law, this responsibility is shared between the shareholders’ meeting and the supervisory board. The shareholders’ meeting is responsible for electing and dismissing the auditor (in doing so, it may rely on proposals submitted to it by the supervisory board and, if an audit committee exists, the audit committee). The supervisory board, in turn, is responsible for engaging the auditor, setting the terms of the engagement and administering the engagement on a day-to-day basis.

We are in compliance with the committee requirements under German law. For more information, see “— Overview of the corporate governance system in Germany” and “Item 6: Directors, Senior Management and Employees — Supervisory Board.”

Disclosure regarding corporate governance. The NYSE listing standards require U.S. listed companies to adopt, and post on their websites, a set of corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession, and the board’s annual performance evaluation of

Back to Contents

itself. In addition, the CEO of a U.S. listed company must certify to the NYSE annually that he or she is not aware of any violations by the company of the NYSE’s corporate governance listing standards. The certification must be disclosed in the company’s annual report to shareholders.

Under German law, as discussed, our management and supervisory boards are required to declare annually either that they have complied, and do comply, with the recommendations set forth in the German Corporate Governance Code or, alternatively, which recommendations they have not complied, or do not comply, with. For more information on our compliance with the German Corporate Governance Code, see “— Overview of the corporate governance system in Germany.”

Code of Business Conduct and Ethics. The NYSE listing standards require each U.S. listed company to adopt, and post on its website, a code of business conduct and ethics for its directors, officers and employees. There is no similar requirement under German law or the German Corporate Governance Code. However, under the SEC’s rules and regulations, all companies required to submit periodic reports to the SEC, including ourselves, must disclose in their annual reports whether they have adopted a code of ethics for their senior financial officers. In addition, they must file a copy of the code with the SEC, post the text of the code on their website or undertake to provide a copy upon request to any person without charge. There is significant, though not complete, overlap between the code of ethics required by the NYSE listing standards and the code of ethics for senior financial officers required by the SEC’s rules. See “Item 16A: Code of Ethics” for information on our code of ethics.

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

Directors

The members of our management and supervisory boards owe duties of loyalty and care to our company. Pursuant to these duties, each of our board members is required to act in our company’s best interest. In fulfilling their duties, our board members are required to exercise the standard of care of a prudent and diligent businessperson and, if their actions are contested, bear the burden of proof that they have done so. The relevant standard is not “customary” but “necessary” diligence, which is an objective test that does not depend on the subjective knowledge and abilities of any particular board member. In fulfilling their duties, both boards are required to observe the interests of our shareholders, employees, creditors and, to some extent, the public interest. Board members who violate their duties are jointly and severally liable to our company for any monetary damage that their violations have caused unless they acted pursuant to a lawful resolution of our shareholders’ meeting passed with a simple majority of the votes cast. As a general rule, only we, but not individual shareholders, may bring an action against a board member who defaults on his or her fiduciary duties. In special circumstances, however, our shareholders may appeal to the court for assistance. See “— Rights, Preferences and Restrictions Attaching to Our Shares” for more information on individual shareholders’ ability to institute a legal action against our board members.

Board members may typically not vote on matters in which they have an interest.

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

Rights, Preferences and Restrictions Attaching to our Shares

Information rights

The principal means by which our shareholders may obtain information on our company is through our audited annual financial statements (Jahresabschluss), a report prepared by our management board discussing these financial statements, certain risk factors and business trends

Back to Contents

(Lagebericht), a report by our supervisory board and a recommendation by our management board regarding the distribution of our earnings. We are required to make these materials available for inspection at our principal offices starting on the date when the annual shareholders’ meeting is convened. In addition, each shareholder is entitled to receive a copy of the aforesaid materials upon request.

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

Voting rights

Our shareholders vote at shareholders’ meetings. By contrast, German corporate law does not allow shareholders to approve matters by written consent. A shareholders’ meeting may be called by either our management board or our supervisory board. The annual general meeting of our shareholders is required to take place within the first eight months of each fiscal year. In addition, shareholders who in the aggregate hold 5% or more of our share capital may require our management board to call an extraordinary meeting. Shareholders holding shares with an aggregate nominal value of at least € 500,000 may require that particular items be placed on the agenda of the meeting.

Under German law, we are required to publish a notice of each ordinary or extraordinary meeting of our shareholders in the electronic Federal Gazette (Bundesanzeiger) at least one month prior to the registration deadline set by such notice. In order to be entitled to participate in, and to vote at, shareholders’ meetings, shareholders have to deposit their shares no later than the seventh day prior to the date of the meeting with a securities clearing or other bank. The shares have to remain at the depositary until the conclusion of the meeting. Our Articles of Association provide that our shareholders are no longer entitled to receive share certificates.

At our shareholders’ meetings, each share carries one vote. In certain cases, a shareholder’s right to cast a vote is excluded. This rule applies, for example, to waivers or if we assert claims against one of our shareholders. Resolutions are normally passed with a simple majority of the votes cast at the meeting. Under the German Stock Corporation Act, a number of significant resolutions requires a vote with a majority of at least 75% of the share capital present at the meeting. This 75% majority requirement applies in the following instances:

•	Amendments to our Articles of Association (except amendments that would change the rights and obligations attaching to our shares, which in addition require the approval of all shareholders concerned);

•	Capital increases and decreases;

•	Exclusion of preemptive rights in connection with a capital increase;

•	The creation of authorized or conditional capital and the issue of convertible bonds and bonds with warrants attached;

•	The dissolution of our company;

•	Mergers or consolidations of our company with another company and certain other corporate transformations;

•	Transfers of all or virtually all of our assets; and

•	The approval of domination, profit and loss transfer or similar intercompany agreements.

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

Back to Contents

Liquidation rights

In case we are liquidated, any liquidation proceeds remaining after our liabilities have been paid off are distributed among our shareholders in proportion to the number of shares held by them.

Preemptive rights

Under the German Stock Corporation Act, our shareholders have preemptive rights. Preemptive rights are preferential rights to subscribe for issues of new shares in proportion to the number of shares already held by the relevant shareholder. These rights do not apply to shares issued out of our conditional capital or if a capital increase has occurred and our shareholders have waived their preemptive rights in connection with that increase. Preemptive rights also apply to securities other than shares if they may be converted into shares, such as options, securities with warrants, profit-sharing certificates and securities with dividend rights. The German Stock Corporation Act allows exclusions or restrictions of preemptive rights in connection with capital increases only in limited circumstances and only in the same shareholders’ resolution that authorizes the capital increase: At least 75% of the share capital represented at the shareholders’ meeting that is to approve a capital increase has to vote for the exclusion or restriction of preemptive rights in connection with that increase. In addition to being approved by the shareholders, any exclusion or restriction of preemptive rights requires a justification, which our management board has to set forth in a written report to our shareholders. The justification requires a showing that our interest in excluding or restricting preemptive rights has to outweigh the shareholders’ interest in exercising these rights. If our management board increases our share capital in accordance with our Articles of Association, it may, for example, exclude preemptive rights:

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

Derivative suits

Under German corporate law, individual shareholders are generally not entitled to bring derivative actions on behalf of or in the interest of our company in case a member of our management or supervisory board violates his or her fiduciary duties. A majority of the votes represented at a shareholders’ meeting or a minority representing at least 10% of our company’s share capital, however, may demand that an action be brought by the management or the supervisory board against a member who has allegedly violated his or her duties. In addition, the shareholders’ meeting may, with a simple majority of the votes cast, appoint special representatives to bring an action. In special cases, such as when a board member allegedly has acted with gross negligence, the court, at the request of shareholders representing 5% of our company’s share capital or shares with a nominal value of € 500,000, can appoint special representatives even if the shareholders’ meeting has not demanded that an action be brought.

Disclosure Requirements

Under Section 21 of the German Securities Trading Act (Wertpapierhandelsgesetz), which took effect on January 1, 1995, holders of voting securities of German corporations admitted to official trading on a stock exchange within the European Union or the European Economic Area are obliged to notify promptly and in writing the company in which they hold these securities as well as the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) of the level of their holdings whenever such holdings reach, exceed or fall below certain thresholds. These thresholds are set at 5%, 10%, 25%, 50% and 75% of a company’s outstanding shares with voting rights. If a shareholder fails to notify the company as required, he or she is disqualified from exercising the voting rights associated with the shares held by him or her for so long as the default continues.

In July 2002, the German Securities Trading Act was amended to require the reporting of certain directors’ dealings. Members of the management and supervisory boards of an issuer whose securities

Back to Contents

are admitted for trading on a German stock exchange, or of an entity controlling the issuer, must notify both the issuer and the German Federal Financial Services Authority of any acquisitions and sales of shares of the issuer or of rights with respect to such shares. Transactions are exempt from the notification obligations if the value of the shares acquired or sold over a 30-day period does not exceed € 25,000 or if the acquisition was made under an employment contract or as part of a director’s remuneration. This obligation also applies to certain relatives of board members, such as spouses and children. In addition, the issuer must publish on its website all notifications it has received and keep them posted for at least a period of one month. At the date of this annual report, we had not received any such notification from one of our board members or related persons.

In addition, the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz), which came into effect on January 1, 2002, provides that a person who has acquired 30% or more of the voting rights of an issuer whose securities are admitted for trading on a German stock exchange is deemed to have gained “control” of the issuer and is required to publish this fact and to launch a public tender offer for the outstanding shares.

Share Repurchases

We may not repurchase our own shares unless so authorized by a resolution duly adopted by our shareholders at a general meeting or in other very limited circumstances set forth in the German Stock Corporation Act. Any shareholders’ resolution that authorizes us to repurchase shares may not be in effect for a period longer than 18 months. On May 6, 2003, our shareholders authorized our management board to repurchase up to 14,040,000 shares on or before October 31, 2004. Under this authorization, we may transfer repurchased shares to third parties in connection with our acquisition of or participation in business. Moreover, repurchased shares may be used to satisfy obligations under our various stock option plans or as part of the supervisory board members’ compensation. The German Stock Corporation Act limits share repurchases to 10% of our share capital. Any resale of repurchased shares must be effected on a stock exchange or in a manner that treats all shareholders equally, unless otherwise approved by the shareholders’ meeting that authorized the repurchase of the shares.

Anti-takeover Defenses

The German Takeover Act provides that, while a tender offer for the shares of a company is underway, the company’s management board may not take any action that may have the effect of thwarting the success of the tender offer. Certain defenses, however, are permitted. In particular, the company’s management board may: (i) search for a “white knight” (i.e., a third party that is willing to make a tender offer for the shares); (ii) perform any acts that a diligent and conscientious manager would perform in the absence of a tender offer; (iii) perform any acts that have been approved by the company’s supervisory board. In addition, the Act permits the shareholders’ meeting of the company, provided no tender offer is currently underway, to authorize the company’s management board to take any actions that may have the effect of frustrating the success of a future tender offer, so long as the authorization is sufficiently specific and falls within the competence of the shareholders’ meeting. Any such authorization may remain in effect for a maximum of 18 months. At the date of this annual report, our shareholders have not authorized our management board to take any actions that could delay or prevent a tender offer for the shares of our company.

Material Contracts

On January 22, 1997, ALTANA Pharma AG (“ALTANA Pharma”), formerly known as Byk Gulden Lomberg Chemische Fabrik GmbH, a wholly owned subsidiary of ours, entered into a License Agreement with Wyeth, Inc., which was then called American Home Products, acting through its pharmaceutical division, which was then called Wyeth-Ayerst Laboratories (“WA”). For a copy of the full text of the agreement, see Exhibit 4.1 to this annual report.

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

Back to Contents

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

The agreement initially runs for a term of 15 years from the first commercial sale by WA of Protonix® or the expiration of the substance patent covering Pantoprazole, whichever occurs later. Both parties may mutually agree to extend the initial term of the agreement for successive three-year periods. Each party has the right to terminate the agreement, among other things, upon insolvency or non-performance by the other party. In addition, WA has the right to terminate the agreement, among other things, if there is a final decision by the FDA preventing the use of Pantoprazole by humans, if third parties initiate a patent infringement suit against WA or ALTANA Pharma and, following the fifth anniversary of the date of approval of the first product based on Pantoprazole, upon one year’s prior written notice. ALTANA Pharma in turn is entitled to terminate the agreement, among other things, if WA fails to achieve certain sales targets. If WA terminates the contract for a reason other than ALTANA Pharma becoming insolvent or committing a material breach of the agreement, it is required to transfer all of its rights pertaining to Pantoprazole and to products based on this substance, including any regulatory approvals that it has obtained, to ALTANA Pharma.

Exchange Controls

At present, Germany does not restrict the transfer of capital between Germany and other countries or persons except Iraq, persons and entities associated with Osama bin Laden, the Al-Qaeda network and the Taliban as well as certain other countries and persons subject to embargoes. These restrictions were established in accordance with resolutions adopted by the United Nations and the European Union.

For statistical purposes, with some exceptions, every corporation or individual residing in Germany must report to the German Central Bank (Deutsche Bundesbank) any payment received from or made to a non-resident corporation or individual if the payment exceeds € 12,500 (or the equivalent in a foreign currency). Additionally, corporations and individuals residing in Germany must report to the German Central Bank any claims of a resident corporation or individual against, or liabilities payable to, a non-resident corporation or individual exceeding in the aggregate € 5 million (or the equivalent in a foreign currency) in any calendar month. Resident corporations and individuals are also required to report annually to the German Central Bank any stakes of 10% or more that they hold in corporations incorporated outside of Germany with total assets of more than € 3 million. Corporations residing in Germany with assets in excess of € 3 million must report annually to the German Central Bank any stake of 10% or more in the company held by an individual or a corporation located outside Germany.

Neither German law nor our Articles of Association restrict the right of non-resident or foreign shareholders to hold or vote their shares.

Taxation

German Taxation

The following discussion is a summary of the material German tax consequences for beneficial owners of our shares or ADSs (i) who are not German residents for German income tax purposes (i.e., persons whose residence, habitual abode, statutory seat or place of effective management and control is not located in Germany) and (ii) whose shares do not form part of the business property of a permanent establishment or fixed base in Germany. Throughout this section we refer to these owners as “Non-German Holders”.

This summary is based on German tax laws and typical tax treaties to which Germany is a party as they are in effect on the date hereof and is subject to changes in German tax laws or such treaties.

Back to Contents

This summary also reflects changes applicable to us resulting from the German Tax Reduction Act (which we refer to as the “German Tax Reform”) enacted into law in October 2000, the Flood Victim Solidarity Act, which was enacted in September 2002, as well as the 2003 Tax Preference Reduction Act – “Basket II” enacted in December 2003. Most changes resulting from the German Tax Reform were applicable to us with respect to our fiscal year beginning January 1, 2001. The changes resulting from the Flood Victim Solidarity Act were applicable to us with respect to the fiscal year beginning January 1, 2003. The changes resulting from the 2003 Tax Preference Reduction Act-“Basket II” are generally applicable to us as of the fiscal year beginning January 1, 2004. The following discussion does not purport to be a comprehensive discussion of all German tax consequences that may be relevant for Non-German Holders. You should consult your tax advisor regarding the German federal, state and local tax consequences of the purchase, ownership and disposition of our shares or ADSs and the procedures to follow for the refund of German taxes withheld from dividends.

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

As a result of the German Tax Reform, German corporations became subject to a corporate income tax rate of 25%. The solidarity surcharge of 5.5% on the net assessed corporate income tax has been retained, so that the corporate income tax and the solidarity surcharge, in the aggregate, amount to 26.375%. The corporate income tax rate was increased by the Flood Victim Solidarity Act from 25% to 26.5% for fiscal 2003 only.

In addition, German corporations are subject to profit-related trade tax on income, the exact amount of which depends on the municipality in which the corporation maintains its business establishment(s). Trade tax on income is a deductible item in computing the corporation’s tax base for corporate income tax purposes.

Taxation of Dividends

Under the corporate income tax credit system in effect prior to changes enacted under the German Tax Reform, German taxpayers (i.e., individual and corporate shareholders resident in Germany and shareholders whose shares or ADSs form part of the business property of a permanent establishment or fixed base in Germany) who received a dividend were entitled to a tax credit for the underlying German corporate income taxes paid by the distributing German corporation. This credit was not available to Non-German Holders.

One major change resulting from the German Tax Reform was the abolition of the corporate income tax credit system. Dividend distributions paid by us attributable to the fiscal year ending December 31, 2000 or prior years, however, were subject to the corporate income tax credit system. The new system applies to dividend distributions paid by us attributable to the fiscal year ending December 31, 2001 and subsequent years. Under current corporate tax law, a tax credit is no longer available to German taxpayers with respect to such dividends.

Following the German Tax Reform, German corporate tax law generally provided for an exemption comparable to a full dividend-received deduction for inter-corporate dividends received by a German resident corporate shareholder, irrespective of ownership percentage. Under the 2003 Tax Preference Reduction Act – “Basket II” dividends received are effectively 95% tax exempt at the level of the resident corporate German shareholder from the fiscal year beginning January 1, 2004 onwards. German resident individuals must recognize 50% of the dividends received as taxable income.

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

Back to Contents

For many Non-German Holders, the withholding tax rate is reduced under applicable income tax treaties. Under most income tax treaties to which Germany is a party, the rate of dividend withholding tax is reduced to 15%. To reduce the withholding to the applicable treaty rate of 15%, a Non-German Holder may apply for a refund of withholding taxes paid. The refund amounts to 11.375% of the declared dividend for dividend distributions withheld at an aggregate 26.375% rate prior to the German Tax Reform effective date and 6.1% of the declared dividend for dividend distributions withheld thereafter at the new rate of 21.1%. The application for refund must be filed with the German Federal Tax Office (Bundesamt für Finanzen, Friedhofstrasse 1, D– 53221 Bonn, Germany; http://www.bff-online.de/). The relevant forms can be obtained from the German Federal Tax Office or from German embassies and consulates.

Special Tax Rules for U.S. Shareholders

Under the U.S.–German Income Tax Treaty (the “Treaty”), the withholding tax rate is reduced to 15% of the gross amount of the dividends. As long as the corporate income tax credit system was applicable to dividends paid by us to individual German shareholders, eligible U.S. holders, as defined below under “ United States Taxation,” were entitled to an additional reduction in German dividend withholding tax equal to 5% of the declared dividend. The corporate income tax credit system applied for the last time to German shareholders for dividends paid in respect of fiscal 2000. Therefore, dividend payments by us to an eligible U.S. holder made in 2001 attributable to the fiscal year ended December 31, 2000 or prior years were subject to the additional 5% withholding tax reduction, whereas dividends paid by us in 2002 and thereafter attributable to fiscal 2001 or subsequent years are subject to a 15% general withholding tax rate under the Treaty.

For dividend distributions made by us in 2002 and thereafter, attributable to fiscal 2001 or subsequent years, the dividends are, in the absence of the Treaty, subject to a 20% withholding tax plus a solidarity surcharge of 5.5% on the withholding tax, resulting in an aggregate withholding of 21.1% of the declared dividend. Eligible U.S. holders are entitled to receive a payment from the German tax authorities equal to 6.1% of the declared dividend. Accordingly, for a declared dividend of 100, an eligible U.S. holder initially will receive 78.9 (100 minus the 21.1% withholding tax). The eligible U.S. holder is then entitled to a refund from the German tax authorities of 6.1 and will, as a result, effectively receive a total of 85 (i.e., 85% of the declared dividend). Thus, the eligible U.S. holder will be deemed to have received a dividend of 100, subject to German withholding tax of 15.

Refund Procedure for U.S. Shareholders

For shares and ADSs kept in custody with The Depository Trust Company in New York or one of its participating banks, the German tax authorities have introduced a collective procedure for the refund of German dividend withholding tax and the solidarity surcharge thereon on a trial basis. Under this procedure, The Depository Trust Company may submit claims for refunds payable to eligible U.S. holders under the Treaty collectively to the German tax authorities on behalf of these eligible U.S. holders. The German Federal Tax Office will pay the refund amounts on a preliminary basis to The Depository Trust Company, which will redistribute these amounts to the eligible U.S. holders according to the regulations governing the procedure. The German Federal Tax Office may review whether the refund was made in accordance with the law within four years after making the payment to The Depository Trust Company. Details of this collective procedure are available from The Depository Trust Company at +1 212 855 2700 or +1 44 20 7444 0000.

Individual claims for refunds may be made on a special German form which must be filed with the German Federal Tax Office at the address noted above. Copies of this form may be obtained from the German Federal Tax Office at the same address or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007–1998. Claims must be filed within a four-year period from the end of the calendar year in which the dividend was received.

As part of the individual refund claim, an eligible U.S. holder must submit to the German tax authorities the original bank voucher (or a certified copy thereof) issued by the paying agent documenting the tax withheld, and an official certification on IRS Form 6166 of its most recent United States federal income tax return. IRS Form 6166 may be obtained by filing a request with the Internal Revenue Service Center in Philadelphia, Pennsylvania, Foreign Certification Request, P.O. Box 16347, Philadelphia, PA 19114–0447. Requests for certification must include the eligible U.S. holder’s name, Social Security or Employer Identification Number, tax return form number, and tax period for which the certification is requested. Requests for certifications can include a request to the Internal Revenue Service to send the certification directly to the German tax authorities. If no such

Back to Contents

request is made, the Internal Revenue Service will send a certification on IRS Form 6166 to the eligible U.S. holder, who then must submit this document with his refund claim.

Capital Gains

Under German tax law as currently in effect, capital gains derived by a Non-German Holder from the sale or other disposition of shares or ADSs are subject to tax in Germany only if such Non-German Holder has held, directly or indirectly, shares or ADSs representing 1% or more of the registered share capital of the company at any time during the five-year period immediately preceding the disposition. In computing the relevant size of a Non-German Holder’s shareholding, shareholdings existing prior to the effective date of the German Tax Reform are also be taken into account. In general, pursuant to the German corporate tax law, corporate Non-German Holders were fully exempt from German tax on capital gains derived on or after January 1, 2002 from the sale or other disposition of shares or ADSs. Under the 2003 Tax Preference Reduction Act-“Basket II” capital gains are basically only 95% tax exempt at the level of the corporate Non-German Holder from the fiscal year beginning January 1, 2004 onwards.

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

The right of the German government to impose inheritance or gift tax on a Non-German Holder may be further limited by an applicable inheritance and estate tax treaty (such as the U.S.-German Inheritances and Gifts Tax Treaty of December 3, 1980).

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

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, and published rulings and court decisions, as currently in effect, as well as on the Treaty. These laws are subject to change, possibly on a retroactive basis. In addition,

Back to Contents

this section is based in part upon the representations of The Bank of New York, Inc., the depositary for the American Depositary Receipt (or ADR) program, and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. Based on this assumption, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.

You are a “U.S. holder” if you are a beneficial owner of shares or ADSs and you are for United States federal income tax purposes:

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

Taxation of Dividends

Under the United States federal income tax laws and subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15%, provided that you hold the shares or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. The Internal Revenue Service recently announced that it will permit taxpayers to apply a proposed legislative change to this holding period requirement as if such change were already effective. This legislative “technical correction” would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 120-day period beginning 60 days before the ex-dividend date. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income.

You must include any German tax withheld from the dividend payment and any additional dividend associated with the Treaty refund in this gross amount even though you do not in fact receive it. You must include the dividend in income when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the euro payments made, determined at the spot euro/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the German tax withheld in accordance with the Treaty and paid over to Germany will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under German law or under the Treaty, the amount of tax withheld that is refundable will not be eligible

Back to Contents

for credit against your United States federal income tax liability. See “German Taxation—Dividend Refund Procedure for U.S. Holders”, above, for the procedures for obtaining a tax refund. Dividends will be income from sources outside the United States, but generally will be “passive income” or “financial services income”, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder and sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

We believe that our shares and ADSs should not be treated as stock of a passive foreign investment company, or PFIC, for Un ited States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC either in the taxable year of distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

Back to Contents

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to market risks resulting from changes in foreign currency exchange rates, interest rates and equity prices that may adversely affect our results of operations and financial condition. We seek to minimize these risks within the framework of our regular operating and financial activities and, to the extent we consider it appropriate, by using derivative instruments. We do not, however, use financial instruments for trading or other speculative purposes.

Generally, each of our subsidiaries is responsible for managing its own risks. Within each subsidiary, the responsibility is centralized within a committee that determines that subsidiary’s general hedging strategy. Long-term hedging transactions, however, are agreed with our group headquarters. In 2003, we introduced a uniform hedging strategy for our main currency exposures. Decisions taken by a subsidiary’s hedging committee are implemented by the respective subsidiary’s corporate treasury department. Corporate treasury is responsible for assessing, consolidating and managing the risk exposure through transactions with banks and other international financial institutions. The management board of each of our subsidiaries regularly receives updates on decisions taken by the respective subsidiary’s committee as well as on the actions taken by corporate treasury to implement these decisions. In most of our subsidiaries, brief liquidity reports are prepared on a daily basis, and risk reports are made available monthly. Consolidated risk reports for our pharmaceuticals and chemicals divisions are compiled monthly.

Guidelines for risk assessment procedures and controls for the use of derivative financial instruments are established on a group-wide basis. These guidelines provide for a clear segregation of duties with regard to execution on the one hand and administration, accounting and controlling on the other.

Transaction Risk and Currency Risk Management

As a result of the global nature of our business, our operations, our reported financial results and our cash flows are exposed to risks associated with fluctuations in the exchange rates between the euro, the U.S. dollar and other major currencies. We are exposed to transaction risk whenever we achieve revenues that are denominated in a currency other than the currency in which we incur the costs associated with these revenues. This risk exposure affects both our pharmaceuticals and chemicals divisions. Each of our divisions’ revenues are typically denominated in the currencies of the countries in which these divisions sell their products, whereas their manufacturing costs are partially denominated in euro. Cash inflows and outflows of transactions are netted if they are denominated in the same currency. Therefore, only the unmatched amounts are subject to transaction risk. Our exposure to transaction and currency risk is essentially confined to our overseas business, as transaction risk with respect to currencies of participating EU member states was eliminated following the introduction of the euro on January 1, 1999.

The principal derivative financial instruments that we use in order to hedge foreign currency denominated assets, liabilities, firm commitments and forecasted transactions are forward foreign exchange contracts. In 2003, we complemented our hedging strategy using currency options. We determine the maturity dates of these forward contracts in light of our anticipated cash flows.

As of December 31, 2001, 2002 and 2003, we were party to forward foreign exchange contracts with nominal values of € 75.4 million, € 68.5 million and € 444.6 million, respectively. The nominal value of our currency options at December 31, 2003 was € 148.6 million.

Back to Contents

We enter into derivative financial instruments denominated in the currencies of the markets with respect to which we are subject to transaction risk. The following table sets forth information relating to our forward foreign exchange contracts for 2001, 2002 and 2003. For the reasons stated above, only the risks arising from the exchange rates of the major currencies are listed.

2001	Effective hedge		Change(2)	Market		Change(2)	Year end		Change(2)
	rate(1)			average(3)			spot rate(3)

			( % )			( % )			(%)

U.S. dollar	0.	897	3.1	0.	896	3.0	0.	881	5.3
British pound	0.	638	1.9	0.	622	2.0	0.	609	2.5
Japanese yen	107.	6	8.7	108.	7	9.7	115.	3	7.9

2002	Effective hedge		Change(2)	Market		Change(2)	Year end		Change(2)
	rate(1)			average(3)			spot rate(3)

			( % )			( % )			(%)

U.S. dollar	0.	930	3.7	0.	941	5.1	1.	049	19.0
British pound	0.	621	(2.7)	0.	628	1.0	0.	651	6.8
Japanese yen	114.	6	6.5	118.	0	8.6	124.	4	7.9

2003	Effective hedge		Change(2)	Market		Change(2)	Year end		Change(2)
	rate(1)			average(3)			spot rate(3)

			(%)			( % )			(%)
U.S. dollar	1.099		21.6	1.	128	19.9	1.	263	20.4
British pound	0.	675	9.7	0.	692	10.0	0.	705	8.3
Japanese yen	128.	8	12.7	130.	8	10.8	135.	0	8.6

(1)	The effective rates set forth in the table represent the average of all hedging transactions that matured during the periods indicated.
(2)	The percentage changes indicate the differences between the figures set forth in the respective column of each table and the figures stated in the corresponding columns of the previous year’s table
(3)	The rates for the foreign currencies shown are consistent with the rates used for the preparation of ALTANA AG financial statements as described in this report (see “Item 3: Key Information”).

Effective January 1, 2001, we adopted IAS 39 (rev. 2000), which requires the recognition of all financial assets and liabilities, as well as all derivative instruments, as assets or liabilities in the balance sheet and, generally, requires that all financial instruments be measured at fair value, regardless of our intent. Changes in the fair value of derivative instruments are recognized in income or shareholders’ equity (as a revaluation reserve), depending on whether the relevant derivative is designated as a fair value or cash flow hedge. For derivatives designated as fair value hedges, changes in fair value of the hedged item and the derivative are recognized currently in the income statement. For derivatives designated as a cash flow hedge, changes in the fair value of the effective portion of the hedging instrument are recognized in equity (the revaluation reserve) until the hedged item is recognized in the income statement. The ineffective portion of the fair value changes and fair value changes of derivatives that do not qualify for hedge accounting are recognized in the income statement immediately. In 2003, we expanded the scope of our hedging strategy by starting to hedge forecasted foreign currency transactions. As a result, the degree to which we recognize unrealized gains and losses in a special revaluation reserve increased compared with prior periods.

Back to Contents

The following table provides an overview of our foreign currency forward contracts at December 31, 2001, 2002 and 2003:

Foreign Currency Risk

	December 31,
Derivative financial instruments(1)	2001		2002		2003

Sales of currencies against euro

U.S. dollar
Notional amount (2)	64.	763	62.	186	571.	63
Average contract rate (currency/euro) (3)	0.	89	0.	99	1.	178
Fair value (2)	(0.	752)	3.	534	37.	40

Japanese yen
Notional amount (2)	2.	462	1.	901	12.	96
Average contract rate (currency/euro) (3)	109.	00	121.	00	129.	59
Fair value (2)	0.	127	(0.	048)	0.	345

British pound
Notional amount (2)	0.	986	4.	366	8.	596
Average contract rate (currency/euro) (3)	0.	60	0.	62	0.	70
Fair value (2)	(0.	017)	0.	214	0.	005

(1)	Comprises foreign currency forward contracts and foreign currency options.
(2)	Euro equivalent in millions of euro.
(3)	The effective rates shown represent the average of all hedging transactions for each specific currency entered into in the year shown.

Exchange Rate Sensitivity

Because we enter into derivative foreign exchange transactions for our contracted foreign exchange exposure, fluctuations in the exchange rates of the euro relative to other major currencies should not, in the short term, materially affect our cash flows. However, if we are unable to reflect the effect of exchange rate movements in the pricing of our products, our cash flows could be materially affected in the long term. An appreciation of the euro relative to other currencies would have an adverse effect on our reported revenues and results, whereas a devaluation of the euro should have a positive effect.

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

Back to Contents

The tables below provide information concerning our principal financial instruments that are sensitive to changes in interest rates and equity price risk. They do not include information on short-term liabilities. Furthermore, unlike the presentation in our consolidated financial statements, where the individual assets of our wholly-owned funds have been consolidated, the presentation below shows these funds on an unconsolidated basis since the fund management is outsourced. The table below presents notional amounts and the principal cash flows by expected maturity dates in 2001, 2002 and 2003, respectively. Since the euro is our reporting currency, the numbers are presented in euro equivalents.

As of December 31, 2001

Interest Rate and Equity Price Risk	2002		2003		2004		2005		2006		There- after		Total		Fair Value(1)

Assets
Fixed interest securities (2)	5.	113	22.	956	5.	613	0.	350	0.	801	11.	337	46.	170	45.	929
Fixed interest rate (%)(3)	4.	10	4.	11	4.	17	4.	90	4.	50	6.	42	4.	70
Floating rate notes (2)	10.	226									10.	000	20.	226	20.	256
Equity (2)													17.	707	17.	707
Special funds (2)													219.	855	221.	274

Liabilities
Fixed interest loans (2)	22.	737	14.	645							23.	207	60.	589	60.	589
Fixed interest rate (%)(3)	0.	68	5.	28							4.	94	3.	42
Employees profit-sharing certificates (2)													8.	672	8.	672

(1)	Financial instruments where a fair value is not available from market data or where we are not able to calculate a fair value on our own due to unpredictable parameters are shown with their nominal values.
(2)	Euro equivalent in millions of euro.
(3)	The interest rates shown represent the average of the interest received or paid in the year shown.

	As of December 31, 2002
Interest Rate and Equity Price Risk	2003		2004		2005		2006		2007		There- after		Total		Fair Value(1)

Assets
Fixed interest securities (2)	13.	05	5.	41	0.	30	10.	60	0.	60	4.	50	34.	46	34.	49
Fixed interest rate (%)(3)	3.	54	3.	40	3.	40	3.	37	1.	47	1.	0	3.	09
Floating rate notes (2)	31.	56									25.	27	56.	83	55.	52
Equity (2)													36.	68	32.	46
Special funds (2)													205.	97	205.	99

Liabilities
Fixed interest loans (2)	4.	969	2.	430	2.	217	2.	346	2.	162	8.	210	22.	334	22.	334
Fixed interest rate (%)(3)	4.	63	4.	93	4.	93	4.	97	5.	07	5.	11	4.	95
Floating interest loans (2)	52.	54											52.	54	52.	54
Employees profit-sharing
certificates (2)													8.	553	8.	553

(1)	Financial instruments where a fair value is not available from market data or where we are not able to calculate a fair value on our own due to unpredictable parameters are shown with their nominal values.
(2)	Euro equivalent in millions of euro.
(3)	The interest rates shown represent the average of the interest received or paid in the year shown.

Back to Contents

Interest Rate and Equity Price Risk	As of December 31, 2003					There- after	Total		Fair Value(1)
	2004	2005	2006	2007	2008

Assets
Fixed interest securities (2)	10.04	10.86	10.86	2.00	2.55	12.00	48.31		48.59
Fixed interest rate (%)(3)	3.12	3.01	2.94	2.85	3.11	3.60	3.16
Floating rate notes (2)	7.40	0.90	1.20	1.45	1.95	47.44	60.34
Equity (2)							43.92		43.92
Special funds (2)							210.14		210.14

Liabilities
Fixed interest loans (2)	(2.36)	1.15	1.45	1.46	1.95	20.62	24.27		24.27
Fixed interest rate (%)(3)	2.93	2.95	2.97	3.98	3.98	3.98	3.98
Floating interest loans (2)	25.59						25.59		25.59
Employees profit-sharing
certificates (2)							8.25	2	8.25	2

(1)	Financial instruments where a fair value is not available from market data or where we are not able to calculate a fair value on our own due to unpredictable parameters are shown with their nominal values.
(2)	Euro equivalent in millions of euro.
(3)	The interest rates shown represent the average of the interest received or paid in the year shown.

For 2001, 2002 and 2003 the fair value of all liabilities to banks and other financial institutions arising from normal business, excluding the employees profit-sharing certificates, aggregated to € 118.0 million, € 108.0 million and € 88.2 million, respectively. The sum of all liabilities in 2001, 2002 and 2003 was € 126.7 million, € 116.5 million and € 96.5 million, respectively.

The fair value risk to our portfolio of interest and equity-sensitive financial instruments in 2001, 2002 and 2003 was on average € 304.6 million, € 328.5 million and € 362.3 million, respectively. The fair value of interest rate-sensitive financial instruments increased from € 90.0 million in 2002 to € 108.2 million in 2003. The fair value risk to our portfolio of equity securities as of December 31, 2001, 2002 and 2003 remained nearly constant at € 238.5 million, € 238.5 million and € 254.1 million, respectively.

For our primary financial instruments, the weighted average interest rates in 2001, 2002 and 2003 were 4.16%, 3.96% and 2.66%, respectively.

Commodity Price Risk

We do not use derivatives in order to hedge ourselves against movements in the value of commodities. Therefore, rising commodity prices would have an adverse effect on our reported revenues and results, while falling prices should have a positive effect.

Back to Contents

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Back to Contents

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

Our management, with the participation and under the supervision of our chief executive officer (CEO) and chief financial officer (CFO), performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2003. Our disclosure controls and procedures are designed to ensure that all material financial and non-financial information required to be disclosed in documents filed or submitted by us with the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner. In evaluating our disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired objectives. Based on the foregoing, our CEO and CFO concluded that our disclosure controls and procedures are effective. In 2003, we rolled out a new group-wide financial reporting IT system. Other than that, there have been no changes in our internal control over financial reporting or in other factors that have materially affected or are reasonably likely to affect our internal control over financial reporting.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

On May 6, 2003, our supervisory board determined that Dr. Klaus-Jürgen Schmieder qualifies as an audit committee financial expert within the meaning of Section 407 of the Sarbanes-Oxley Act of 2002.

ITEM 16B: CODE OF ETHICS

On November 18, 2003, our audit committee adopted a code of ethics within the meaning of Section 406 of the Sarbanes -Oxley Act of 2002 that applies to the members of our management board, our principal accounting officer and to the chief financial officer of each of our two divisions. See Exhibit 11.1 to this annual report for a copy of this code of ethics.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides an overview of the fees billed by KPMG, our principal accountant in respect of 2002, and PwC, our principal accountant in respect of 2003, for professional services performed in respect of 2002 and 2003, respectively.

Principal Accountant Fees and Services(1)

	Year ended December 31,
	2002	2003

	(€ in thousands)

Audit fees	4,463	3,009
Audit-related fees	138	696
Tax fees	233	152
All Other fees	203	3

Total	5,038	3,860

(1)	Columns may not add due to rounding.

The above table sets forth the aggregate fees billed by KPMG in respect of 2002 and PwC in respect of 2003 for services performed in connection with the preparation of our company’s consolidated and unconsolidated financial statements for each of these years (“Audit Fees”); audit and related services usually undertaken in connection with the preparation of audited financial statements

Back to Contents

(“Audit-Related Fees”); services related to ongoing tax compliance, planning and advice (“Tax Fees”); as well as certain other audit and tax unrelated services (“All Other Fees”).

Our shareholders’ meeting is responsible for electing and dismissing our auditor. In doing so, it relies on proposals submitted to it by our supervisory board and our audit committee. Our audit committee, in turn, is responsible for engaging the auditor, setting the terms of the engagement and administering the engagement on a day-to-day basis. Our audit committee has adopted policies and procedures for the approval of audit and non-audit services to be performed by our principal accountant. According to these policies and procedures, a number of audit, audit-related, tax and other services have been pre-approved by our audit committee, subject to certain limits. Specifically, the pre-approval policies and procedures provide that in any given year there shall be a reasonable relationship between fees charged for audit and audit-related services on the one hand and tax and other services on the other hand. The audit committee is required to monitor this relationship on an ongoing basis and to take it into account in approving specific services. In addition, the pre-approval policies and procedures provide that the audit committee is responsible for agreeing the fees charged by the auditor for the audit of our financial statements. All other fees may be agreed by our management, subject to certain monetary limits set forth in the pre-approval policies and procedures. If the fees charged for a specific service are expected to exceed these limits, the auditor is required to notify our chief financial officer as soon as possible, who will in turn notify the chairman of the audit committee and seek to obtain specific approval of the service in question. Each year, all services provided on the basis of our pre-approval policies and procedures, together with information on the fees charged for these services, must be communicated to the audit committee at the meeting at which it discusses our audited financial statements for that year. Services not covered by these policies and procedures require separate approval by the audit committee on a case-by-case basis. If such a service is required to be provided on short notice and the audit committee is unable to convene in a timely manner, the chairman of the audit committee may approve the service. Our pre-approval policies and procedures also provide that the audit committee shall take measures to monitor the work of our auditor and to ensure that it remains independent with respect to our company. In doing so, it is required to, among other things, review the auditor’s relationship with our company and discuss the internal processes and methods the auditor has put in place to ensure that it remains independent.

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not yet applicable.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not yet applicable.

Back to Contents

PART III

ITEM 17: FINANCIAL STATEMENTS

Not applicable.

Back to Contents

ITEM 18: FINANCIAL STATEMENTS

See our consolidated financial statements beginning at page F-1.

Back to Contents

ITEM 19: EXHIBITS

Exhibit	Description

1.1	English translation of Articles of Association of ALTANA Aktiengesellschaft, as in effect on July 9, 2003 (incorporated by reference to Exhibit 99.1 of the Registrant’s Report on Form 6-K dated September 24, 2003)

4.1	License Agreement between Byk Gulden Lomberg Chemische Fabrik GmbH and Wyeth Corporation, dated January 22, 1997 and amendments thereto (incorporated by reference to Exhibit 4.1 of the Registrant’s Registration Statement on Form 20-F (File No. 1-31325))

8.1	List of Significant Subsidiaries (see Item 4: “Information on the Company – Significant Subsidiaries”)

11.1	Code of Ethics for the Members of ALTANA Aktiengesellschaft’s Management Board, its Principal Accounting Officer and Other Officers

12.1	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent by KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft

14.2	Consent by PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Back to Contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Date: April 21, 2004	ALTANA Aktiengesellschaft

	By:	/S/ NIKOLAUS SCHWEICKART
Dr. Nikolaus Schweickart
Chairman of the Management Board and
Chief Executive Officer

/S/ HERMANN KÜLLMER
Dr. Hermann Küllmer
Member of the Management Board and
Chief Financial Officer

ALTANA AG

Back to Contents

ALTANA AG

Independent auditors’ report

To the Management Board of
ALTANA Aktiengesellschaft:

We have audited the accompanying consolidated balance sheets of Altana AG (the ‘‘Company’’), Bad Homburg vor der Höhe, as of December 31, 2003, and the related consolidated statements of income, stockholders’ equity and cash flows. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards of the IASB (IFRS).

Accounting principles generally accepted under IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

Frankfurt, Germany
March 2, 2004

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Eberhard Dreissig	ppa. Martin Beyersdorff
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Auditor]	[German Public Auditor]

Back to Contents

ALTANA AG

Independent auditors’ report

To the Management Board of
ALTANA Aktiengesellschaft:

We have audited the accompanying consolidated balance sheet of ALTANA Aktiengesellschaft and subsidiaries as of December 31, 2002, and the related consolidated income statements, statements of changes in shareholders’ equity, and statements of cash flows for the years ended December 31, 2002 and 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ALTANA Aktiengesellschaft and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the years ended December 31, 2002 and 2001, in conformity with International Financial Reporting Standards as promulgated by the International Accounting Standards Board.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected net income for the years ended December 31, 2002 and 2001, and shareholders’ equity as of December 31, 2002, to the extent summarized in Note 33 to the consolidated financial statements.

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Frankfurt am Main, Germany
March 3, 2003, except Note 31, which is dated April 10, 2003

Back to Contents

ALTANA AG
CONSOLIDATED BALANCE SHEETS
(amounts in € thousands, except share data)

		December 31,

	Notes	2003	2002

ASSETS
Intangible assets, net	5	230,038	165,139
Property, plant and equipment, net	6	687,032	610,078
Long-term investments	7	25,812	15,140

Total fixed assets		942,882	790,357

Inventories	8	318,606	302,940
Trade accounts receivable, net	9	414,324	381,274
Marketable securities	10	292,008	260,648
Cash and cash equivalents		287,670	322,874
Deferred tax assets	25	79,282	68,208
Other assets and prepaid expenses	11	197,085	142,518

Total assets		2,531,857	2,268,819

LIABILITIES, PROVISIONS AND SHAREHOLDERS' EQUITY
Share capital, no par value shares, 207,900,000 authorized; 140,400,000
issued; 136,266,805 - 2003 and 136,463,298 - 2002 outstanding		140,400	140,400
Additional paid-in capital		137,871	138,747
Retained earnings		1,477,358	1,230,757
Revaluation reserve		11,968	(14,091)
Translation adjustment		(119,735)	(78,959)
Treasury stock, at cost		(202,437)	(166,552)

Total shareholders' equity	12	1,445,425	1,250,302

Minority interests		6,455	8,112

Employee benefit obligations	14	254,670	247,044
Accrued income taxes	25	85,240	81,969
Accrued liabilities	15	212,885	233,628

Total provisions		552,795	562,641
Debt	16	96,475	116,515
Trade accounts payable		205,268	149,915
Other liabilities	17	80,553	71,244
Deferred income	18	111,594	84,091
Deferred tax liabilities	25	33,292	25,999

Total liabilities		527,182	447,764

Total Liabilities, Provisions and
Shareholders' Equity		2,531,857	2,268,819

See accompanying notes to consolidated financial statements.

Back to Contents

ALTANA AG
CONSOLIDATED INCOME STATEMENTS
(amounts in € thousands, except per share data)

		For the years ended December 31,

	Notes	2003	2002	2001

Net sales	4	2,734,787	2,608,678	2,307,658
Cost of sales		(946,894)	(927,637)	(894,131)

Gross profit		1,787,893	1,681,041	1,413,527

Selling and distribution expenses		(710,021)	(648,711)	(575,528)
Research and development expenses		(411,868)	(369,136)	(284,648)
General administrative expenses		(119,537)	(127,515)	(105,293)
Other operating income	20	90,863	79,071	39,064
Other operating expenses	21	(74,410)	(76,331)	(62,915)

Donation Herbert Quandt Foundation		0	0	(14,774)
Gain on sale of Lundbeck	4	0	0	110,137

Operating income		562,920	538,419	519,570

Net income from investments in associated companies	22	536	849	897
Interest income, net	23	12,740	12,105	19,801
Other financial income (expenses), net	24	4,084	(24,824)	3,490

Financial income		17,360	(11,870)	24,188

Income before taxes and minority interests		580,280	526,549	543,758

Income tax expense	25	(235,203)	(202,168)	(216,099)

Income before minority interests		345,077	324,381	327,659

Minority interests		145	27	278

Net income		345,222	324,408	327,937

Basic earnings per share (in €)		2.53	2.37	2.38
Diluted earnings per share (in €)		2.53	2.36	2.37

See accompanying notes to consolidated financial statements.

Back to Contents

ALTANA AG
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(amounts in € thousands, except share and per share data)

	Issued						Treasury Stock
			Additional						Total
	Number of	Share	paid-in	Retained	Revaluation	Translation			Shareholders'
	shares	capital	capital	earnings	reserve	adjustment	Shares	Amount	equity

Balance January 1, 2001	39,000,000	99,840	158,615	779,062	0	(607)	(636,002)	(52,553)	984,357
Adoption of IAS 39 - marketable
securities, net of tax of 3,245					5,226				5,226
Adoption of IAS 39 - financial
instruments, net of tax of 1,363				2,133					2,133
Realized gains and losses, net of
tax of 1,673					(3,129)				(3,129)
Change in fair value of marketable
securities, net of tax of 21					(7,714)				(7,714)
Change in fair value of financial
instruments, net of tax of 1,363				(2,133)					(2,133)
20 % stock dividend	7,800,000	40,560	(20,592)	(19,968)
Stock split 1 to 3	93,600,000						(1,653,605)
Dividends paid				(84,401)					(84,401)
Net income				327,937					327,937
Sale of treasury shares							762,372	18,190	18,190
Gain on the sale of treasury shares			1,241						1,241
Purchase of treasury shares							(1,691,750)	(75,699)	(75,699)
Change in translation adjustments						3,566			3,566

Balance January 1, 2002	140,400,000	140,400	139,264	1,002,630	(5,617)	2,959	(3,218,985)	(110,062)	1,169,574
Realized gains and losses, net of
tax of 2,361					20,376				20,376
Change in fair value of marketable
securities, net of tax of 2,749					(28,798)				(28,798)
Change in fair value of financial
instruments, net of tax of 0					(52)				(52)
Dividends paid				(96,281)					(96,281)
Net income				324,408					324,408
Sale of treasury shares							730,488	21,830	21,830
Gain on the sale of treasury shares			(517)						(517)
Purchase of treasury shares							(1,448,205)	(78,320)	(78,320)
Change in currency translation
adjustments						(81,918)			(81,918)

Balance December 31, 2002	140,400,000	140,400	138,747	1,230,757	(14,091)	(78,959)	(3,936,702)	(166,552)	1,250,302

Realized gains and losses from marketable
securities, net of tax of 149					(2,243)				(2,243)
Realized gains and losses from
derivatives, net of tax of 739					(1,157)				(1,157)
Change in fair value of marketable
securities, net of tax of 1,305					14,202				14,202
Change in fair value of financial
instruments, net of tax of 9,754					15,257				15,257
Dividends paid				(102,447)					(102,447)
Net income				345,222					345,222
Sale of treasury shares							1,227,457	39,755	39,755
Loss on the sale of treasury shares			(876)						(876)
Settlement DAT litigation				3,826					3,826
Purchase of treasury shares							(1,423,950)	(75,640)	(75,640)
Change in currency translation
adjustments						(40,776)			(40,776)

Balance December 31, 2003	140,400,000	140,400	137,871	1,477,358	11,968	(119,735)	(4,133,195)	(202,437)	1,445,425

See accompanying notes to consolidated financial statements.

Back to Contents

ALTANA AG
CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in € thousands)

	For the years ended December 31,

	2003	2002	2001

Net income	345,222	324,408	327,937
Depreciation and amortization	114,306	134,337	120,185
Net gain from disposals of fixed assets	(20,905)	(13,969)	(112,788)
Net loss (gain) from sales of marketable securities	(3,491)	12,298	(5,129)

Increase / decrease in operating assets and liabilities, net of acquisitions and dispositions
Inventories	(29,786)	(58,434)	(26,536)
Trade accounts receivable, other assets and prepaid expenses	(78,420)	(77,157)	(76,125)
Income taxes	(6,594)	477	16,257
Provisions	(1,736)	54,014	59,469
Accounts payable and other liabilities	65,004	736	11,288
Deferred income	27,679	53,187	4,309
Minority interests	(2,321)	(27)	(278)
Other	16,239	12,385	(9,407)

Net cash flow provided from operating activities	425,197	442,255	309,182

Capital expenditures	(262,426)	(225,208)	(206,005)
Purchases of financial assets	(5,416)	(1,620)	(20,247)
Proceeds from sale of product groups	29,521	0	0
Proceeds from sale of fixed and financial assets	8,630	13,448	9,679
Proceeds from sale of Lundbeck	0	0	110,823
Acquisitions, net of cash acquired	(43,751)	(6,745)	(33,942)
Proceeds from sales of marketable securities	298,885	389,365	188,450
Purchase of marketable securities	(323,441)	(373,166)	(162,076)

Net cash flow used in investing activities	(297,998)	(203,926)	(113,318)

Dividends paid	(102,447)	(96,281)	(84,401)
Purchase of treasury shares	(75,640)	(78,320)	(75,699)
Proceeds from sale of treasury shares	38,944	21,313	19,431
Proceeds from long-term debt	12,341	11,620	26,697
Repayment of long-term debt	(20,165)	(18,454)	(17,924)
Net increase in short - term debt	(5,262)	6,250	15,474

Net cash flow used in financing activities	(152,229)	(153,872)	(116,422)

Effect of exchange rate changes	(10,174)	(16,036)	3,216

Change in cash and cash equivalents	(35,204)	68,421	82,658
Cash and cash equivalents as of January 1,	322,874	254,453	171,795
Cash and cash equivalents as of December 31,	287,670	322,874	254,453

Cash paid for
Income taxes	(247,486)	(193,902)	(198,203)
Interest	(7,995)	(6,059)	(6,702)

Cash received for
Interest	20,723	17,867	24,362

See accompanying notes to consolidated financial statements.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
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

Basis of presentation

The consolidated financial statements of ALTANA are prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”) and the interpretations of the International Financial Reporting Committee (“IFRIC”), and in accordance with § 292a of the German Commercial Code. The financial statements comply with the European Union’s directive on the preparation of consolidated financial statements (Directive 83/349/EWG).

The consolidated financial statements of the Company include additional disclosures required by accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant differences between IFRS and U.S. GAAP, affecting the Company’s consolidated net income and shareholders’ equity, are detailed Note 33.

(2)	Significant accounting policies

Consolidation

The consolidated financial statements of the Company include 32 (2002: 26, 2001: 25) subsidiaries in Germany and 52 (2002: 56, 2001: 54) subsidiaries abroad in which ALTANA AG, either directly or indirectly holds the majority voting rights or has the power to govern the subsidiaries’ financial and operating policies. Special purpose entities, irrespectively of their legal structure, are consolidated when the Company has the power to govern the financial and operating policies of an entity. The change in the scope of consolidation from 2002 to 2003 and from 2001 to 2002 did not have a material effect on the Company’s consolidated balance sheets, statements of income, changes in shareholders’ equity or cash flows.

The Company holds a 49% interest in Bracco ALTANA Pharma GmbH, Constance, and therefore accounts for this investment using the equity method. As the investment and the equity in earnings of this associated company are immaterial, the amounts are not disclosed separately in the consolidated balance sheets and income statements but are included in long-term investments.

The Company accounts for its investments in joint ventures using the proportional consolidation method as permitted under IAS 31 (revised 2000), “Financial Reporting of Interests in Joint Ventures”. These joint ventures include ALTANA Madaus, South Africa, and Zydus ALTANA Healthcare, India.

All significant intercompany balances and transactions have been eliminated in consolidation.

The main subsidiaries included in the consolidated financial statements are listed in Note 35. A complete listing of all subsidiaries of ALTANA group is filed with the Company’s register in Bad Homburg v.d.H., number HRB 1933.

Foreign currency

The consolidated financial statements of ALTANA are expressed in Euro “€”.

Financial statements of subsidiaries where the functional currency is a currency other than the Euro are translated using the functional currency principle. For these entities, assets and liabilities are translated using the year-end exchange rates, while revenues and expenses are translated using the average exchange rates prevailing during the year. Equity is translated at historical exchange rates. Adjustments for foreign currency translation fluctuations are excluded from net income and are reported as a separate component of shareholders’ equity.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
 (Continued)
(amounts in € thousands, unless otherwise stated)

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in other operating income or other operating expenses.

The following table provides the exchange rates for our most important currencies:

1 Euro	Middle rate at December 31,		Average rate years ended December 31,

	2003	2002	2003	2002	2001

U.S. Dollar	1.26	1.05	1.13	0.94	0.89
Pound Sterling	0.70	0.65	0.69	0.63	0.62
Japanese Yen	135.04	124.39	130.80	118.02	108.72
Brazilian Real	3.65	3.66	3.46	2.63	2.08
Mexican Peso	14.14	10.72	12.17	9.06	8.35

Intangible assets

Intangible assets are valued at cost and are amortized straight-line over the shorter of their contractual term or their estimated useful lives.

The following amortization periods are applied:

Years

Goodwill	5 - 20
Patents, licenses and similar rights	3 - 15
Other intangibles	2 - 10

Amortization of goodwill is recorded in other operating expenses. Amortization of all other intangible assets is recorded based on their function as administration, research and development or selling and distribution expenses.

Property, plant and equipment

Property, plant and equipment are valued at cost and include certain costs that are capitalized during construction, including material, payroll and direct overhead costs. Government grants are deducted from the acquisition or manufacturing costs.

Plant and equipment are depreciated on straight-line basis over the estimated useful lives of the assets.

The useful lives are:

Years

Buildings	5 - 50
Plant and machinery	3 - 20
Assets under capital lease	2 - 25
Equipment	2 - 25

Maintenance and repairs are expensed as incurred while replacements, improvements and asset retirement obligations are capitalized. Gains or losses resulting from the sale or retirement of assets are reflected in other operating income or expense. Borrowing costs are expensed as incurred.

Property is valued at cost except if held under long-term lease arrangements, where in such cases it is classified as an operating lease amortized over the life of the lease. Property held under long-term lease agreements relates to payments to lease land on which certain of the Company’s manufacturing facilities are located.

Impairment of intangible and tangible fixed assets

In the event facts and circumstances indicate that the Company’s tangible or intangible fixed assets, regardless of whether they are to be held and used or to be disposed of, may be impaired, an evaluation of recoverability is performed. In accordance with IAS 36, “Impairment of Assets”, an

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
 (Continued)
(amounts in € thousands, unless otherwise stated)

impairment loss is recognized when an asset’s carrying amount exceeds the higher of its net selling price or its value in use. Net selling price is the amount obtainable from the sale of the asset in an arm’s length transaction less the cost of the disposal. Value in use is based on the discounted cash flows expected to arise from the continued use of the asset and from its disposal at the end of its useful life. Any resulting impairment loss is recorded in the income statements in “other operating expenses”. In 2003 and 2002, no impairments have been recorded.

If there is any indication that the considerations which led to impairment no longer exist, the Company would consider the need to reverse all or a portion of the impairment charge. In 2003 and 2002, there were no such reversals.

Marketable securities and other long-term investments

In accordance with IAS 39 (revised 2000), “Financial Instruments: Recognition and Measurement”, the Company classified all marketable securities and certain long-term investments as available-for-sale and, therefore, carried these securities at fair value with unrealized gains and losses recorded in equity (revaluation reserve), net of tax.

The Company’s policy to determine if an impairment of a security exists is based on a two step approach, which takes into consideration if the difference between the fair market value and book value of the security is significant as well as the period of time the difference exists. Impairment losses are recognized in other financial expenses when realized and are determined on an individual security basis.

If there is an indication that the consideration which led to the impairment of the security no longer exists, then the Company would consider the need to reverse all or a portion of the impairment charge. In 2002, there were no such reversals. In 2003, a reversal relating to the 8.3% long-term investment in GPC Biotech AG was recorded in financial income totaling € 7.7 million.

Trade accounts receivable

Trade accounts receivable are valued at net realizable value. The Company estimates an allowance for doubtful accounts based on a review of individual customer receivables and historical uncollectibility.

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

Financial instruments

In accordance with IAS 39 (revised 2000) the Company recognizes all financial assets and liabilities, as well as all derivative instruments, as assets or liabilities in the balance sheet and measures all, apart from some exemptions (e.g. held to maturity securities or originated financial instruments), at fair value, regardless of the Company’s intent. Changes in the fair value of derivative instruments are recognized in income or shareholders’ equity (as revaluation reserve) depending on whether the derivative is designated as a fair value or cash flow hedge. For derivatives designated as fair value hedges, changes in fair value of the hedged item and the derivative are recognized in the income statement. For derivatives designated as a cash flow hedge, changes in fair value of the effective portion of the hedging instrument are recognized in equity (revaluation reserve) until the hedged item is recognized in the income statement. The ineffective portion of the fair value changes of derivatives designated as cash flow hedges and fair value changes of derivatives which do not qualify for hedge accounting are recognized in the income statement immediately.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
(Continued)
(amounts in € thousands, unless otherwise stated)

Government grants

The Company received € 1.0 million, € 1.9 million and € 0.1 million for the years ended December 31, 2003, 2002 and 2001, respectively, of taxable and non-taxable investment grants for the acquisition of certain long-lived assets. The grants are recorded as a reduction of the cost basis of the acquired and internally constructed assets.

In addition, the Company received government grants as non-refundable reimbursement of expenses in the amount of € 0.4 million, € 0.7 million and € 1.1 million for the years ended December 31, 2003, 2002 and 2001, respectively. These grants are recorded as other income to the extent they are earned.

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

Accrued liabilities

An accrued liability for taxes and other contingencies is recorded when an obligation to a third party has been incurred, the payment is probable and the amount can be reasonably estimated. Accrued income taxes cover obligations for the current and for prior periods. Accrued liabilities relating to personnel and social costs are valued at their net present value.

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

Revenue recognition

The Company recognizes revenues from sales of products and services if the revenue can be reliably measured, it is probable that the economic benefits of the transaction will flow to the Company and all related costs can be reliably measured. As such, the Company records revenue from product sales when the goods are shipped and title has passed to the customer. With respect to licensing agreements where revenue in excess of a defined minimum price is contingent on the buyer’s ultimate resale price, sales are recognized at the contractual minimum price with additional sales recognized when realized. Provisions for discounts and rebates to customers and returns are recorded in the same period in which the related sales are recorded. Such provisions are based on management’s best estimate.

Consistent with its research and development strategy, the Company enters into co-development and co-promotion agreements to enhance the scope and depth of our research portfolio. These agreements contain multiple elements and varying consideration terms, such as up-front, milestone and other related payments. The Company reviewed its arrangements to determine if the multiple elements can be divided into separate units of accounting and how the arrangement consideration should be recognized. When an arrangement can be divided into separate units, the arrangement consideration is recognized amongst those varying units and recognized over the respective performance period. When the arrangement cannot be divided into separate units, the total arrangement consideration is allocated on a straight-line basis over the estimated collaboration period. In regard to agreements the Company has entered into to date, up-front payments and other similar non-refundable payments received which relate to the sale or licensing of products or technology are reported as deferred income and recognized as other income over the related period of collaboration on a straight-line basis. In previous years, non-refundable up-front payments received in connection with a development

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
(Continued)
(amounts in € thousands, unless otherwise stated)

agreement were normally recognized as revenue on a straight-line basis over the expected development period through final regulatory approval. Non-refundable milestone payments which represented the achievement of a significant technical/regulatory hurdle in the research and development process, pursuant to collaborative agreements, were recognized as revenue upon the achievement of the specified milestone. The revised method is appropriate for recognizing revenue under its existing agreements and has not resulted in a material impact on the Company’s prior year consolidated balance sheets, income statements or cash flows.

Advertising and promotion costs

Advertising and promotion costs are expensed as incurred and totaled € 194.7 million, € 166.0 million and € 155.4 million for the years ended December 31, 2003, 2002 and 2001, respectively. These costs are recorded as selling and distribution expenses in the consolidated income statements.

Research and development expenses

In accordance with IAS 38, “Intangible Assets”, research costs, defined as costs of original and planned research performed to gain new scientific or technical knowledge and understanding, are expensed as incurred. Development costs are defined as costs incurred to achieve technical and commercial feasibility. Regulatory and other uncertainties inherent in the development of the Company’s new key products are so high that the requirements set out in IAS 38 are not met so that development costs are expensed as incurred.

Research and development expenses are comprised of the following types of costs incurred in performing research and development activities: salaries and benefits, allocated overhead and occupancy costs, clinical trial and related clinical manufacturing costs, contract services, payments made in respect to research and development collaborative arrangements and other outside costs.

Employee incentive plans

Compensation expense for options granted under employee incentive plans are measured as the excess of the average cost of treasury shares acquired over the exercise price. Compensation expense is allocated over the applicable vesting period. Discounts granted in connection with the purchase of ALTANA shares related to the ALTANA Investment Plans are expensed as incurred as there is no vesting period.

Income taxes

Under IAS 12 (revised 2000), “Income Taxes”, deferred tax assets and liabilities are recognized for all temporary differences between the carrying amount of assets and liabilities in the financial statements and their tax bases, tax credits and operating loss carry-forwards. For purposes of calculating deferred tax assets and liabilities, the Company uses the rates that have been enacted or substantively enacted at the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period the legislation is substantively enacted. A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the credits and tax loss carry-forwards can be applied.

Earnings per share

Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding for the year. In prior years the shares relating to the settlement of the DAT lawsuit (see Note 30) were considered contingently issuable as no final ruling in regard to the exchange ratio had been made and such shares were not outstanding and included in the calculation of basic earnings per share. In 2003, the “Oberlandesgericht Düsseldorf” made a final ruling in regard to the exchange ratio between the number of ALTANA shares for one DAT share. Therefore the related shares are no longer contingent and are now considered outstanding common shares included in the computation of basic earnings per share.

Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted earnings per share are calculated by adjusting the weighted average number of shares for the effect of the stock

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
(Continued)
(amounts in € thousands, unless otherwise stated)

option plans. No adjustments to net income were necessary for the computation of diluted earnings per share. The diluted earnings per share were calculated under the assumption that all potential diluting options are exercised.

	2003	2002	2001

Basic earnings per share:
Net income	345,222	324,408	327,937
Weighted average shares outstanding	136,283,823	136,622,766	137,533,720
Basic earnings per share in €	2.53	2.37	2.38

Diluted earnings per share:
Net income	345,222	324,408	327,937
Weighted average shares outstanding	136,283,823	136,622,766	137,533,720
Dilution from stock options	197,434	604,546	607,434
Dilution from DAT lawsuit	0	306,391	306,391

Diluted weighted average shares outstanding	136,481,257	137,533,703	138,447,545
Diluted earnings per share in €	2.53	2.36	2.37

Concentration of risks

The Company’s future results of operations are subject to various risks and uncertainties.

The Company’s sales of certain key products account for a substantial portion of revenues. The most important product is Pantoprazole, a therapeutic treatment for ulcers and reflux disease. In 2003, 2002 and 2001, respectively, Pantoprazole accounted for 56%, 52% and 43% of net sales of the pharmaceuticals segment and for 41%, 37% and 29% of the Company’s total net sales. The Company expects Pantoprazole to continue to be a key revenue driver for the next several years.

Accounting changes

Under IAS 8 (revised 1993), changes in accounting policies may be reflected either using the benchmark treatment or the allowed alternative treatment, unless one method is prohibited by a new accounting standard. The Company uses the allowed alternative treatment unless otherwise required by the specific accounting standard. Under this method, the effect of changes in accounting policies should be applied retroactively unless this is not reasonably possible. The impact on the income statement is recorded in the current period.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and of contingent liabilities reported at the end of any given period and the reported amounts of revenues and expenses for that reported period. Actual results could differ from these estimates.

New accounting pronouncements

In December 2003, the IASB released revised IAS 32, “Financial Instruments: Disclosure and Presentation”, and IAS 39, “Financial Instruments: Recognition and Measurement”. These statements replace IAS 32 (revised 2000), and supersede IAS 39 (revised 2000), and should be applied for annual periods beginning on or after January 1, 2005. The amendments are not expected to have a material impact on the Company’s consolidated financial statements.

In December 2003, as part of the IASB’s project to improve International Accounting Standards, the IASB released revisions to the following standards that supersede the previous released version of those standards: IAS 1, “Presentation of Financial Statements”, IAS 2, “Inventory”, IAS 8, “Accounting Policy, Changes in Accounting Estimates and Errors”, IAS 10, “Events after Balance Sheet Date”, IAS 16, “Property, Plant and Equipment”, IAS 17, “Leases”, IAS 21, “The Effects of Changes in Foreign Exchange Rates”, IAS 24, “Related Party Disclosures”, IAS 27, “Consolidation and Separate Financial Statements”, IAS 28, “Investments in Associates”, IAS 31, “Interests in Joint Ventures”, IAS 33, “Earnings per Share”, and IAS 40, “Investment Property”. The revised standards

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
(Continued)
(amounts in € thousands, unless otherwise stated)

should be applied for annual periods beginning on or after January 1, 2005. The amendments are not expected to have a significant impact on the Company’s consolidated financial statements.

In February 2004, the IASB issued IFRS 2, “Share-based Payment” on accounting for share-based payment transactions, including grants of share options to employees. IFRS 2 must be applied to grants of shares, share options or other equity instruments that were granted after November 7, 2002, and have not yet vested by January 1, 2005, the effective date of this standard. The Company is currently assessing the impact that IFRS 2 will have on our consolidated financial statements.

(3)	Business combinations and dispositions

All acquisitions have been accounted for using the purchase method with the excess of the purchase price over the estimated fair value of the net assets acquired accounted for as goodwill and amortized on a straight-line basis over their estimated useful lives. The results of operations of the acquired businesses are included in the consolidated financial statements from their respective dates of acquisition. The results of operations of a sold business are included in the consolidated financial statements until the date of the sale.

On August 12, 2003, the Company acquired the wire enamel business of Schenectady International Inc., USA, for a purchase price of € 93.5 million including costs directly attributable to the acquisition of € 1.0 million. Cash and debt were not assumed. The purchase price was paid in cash in 2003. The net assets acquired mainly consisted of a 100% interest in Beck Electrical Insulation GmbH, Hamburg, Germany, a 83% interest in Beck India Ltd., Pune, India, as well as a trademark and various other intangible assets. The excess of the total acquisition cost over the fair value of the net assets acquired was recorded as goodwill and amounted to € 46.2 million. Thereof € 43.1 million of the goodwill originates from the acquisition of customer related assets, that are not legally controlled by the Company and therefore are not capitalized as such in accordance with IAS 38.

On March 31, 2003, the Company entered into a product acquisition agreement with KV Pharmaceutical Company (“KV”) whereby the Company sold KV the product ownership rights of the Chromagen product line for U.S. $27 million. This transaction generated a gain which was recorded in other operating income.

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

The following segment information has been prepared in accordance with IAS 14, “Segment Reporting”. The accounting policies of the segments are the same as those described in Note 2.

The Company has two reportable segments - pharmaceuticals and chemicals. The segments are determined based on the nature of products developed, manufactured and marketed and reflect the management structure of the organization. Pursuant to this structure, the holding company is responsible for making strategic decisions with respect to the two segments, whereas the implementation of these decisions at the segment level is the responsibility of the heads of the respective segments, who manage the segments on a day-to-day basis. The reporting system reflects the internal financial reporting and the predominant sources of risks and returns in the Company’s businesses.

The Company’s pharmaceuticals segment develops, manufactures and internationally markets a wide range of pharmaceutical products. Its product range comprises therapeutics, which includes prescription drugs for a variety of indications, over-the-counter products for self medication, as well as

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
(Continued)
(amounts in € thousands, unless otherwise stated)

other diagnostics technologies (imaging procedures). The Company also generates limited revenues from other sources, mainly from contract manufacturing on behalf of third parties, and detailing.

The chemicals segment offers a wide range of specialty chemicals, including additives and instruments, coatings and sealants and electrical insulation. The segment offers specialty chemicals together with support and comprehensive customer service as well as the adaptation of the products to fit the customers’ special use of the products.

Segment information is reconciled to total consolidated information as follows:

			Pharma-		Holding	Elimination and
			ceuticals	Chemicals	company	reconciliation	Consolidated

					(€ in millions)

Net sales	2003		1,980	755	0	0	2,735
	2002		1,861	748	0	0	2,609
	2001		1,591	717	0	0	2,308

Operating income (loss)	2003		506	92	(35)	0	563
	2002		471	104	(37)	0	538
	2001		466	98	(44)	0	520
	2001	(1)	363	98	(37)	0	424

Total assets	2003		1,270	757	2,029	(1,524)	2,532
	2002		1,263	615	1,649	(1,258)	2,269

Long-lived assets	2003		394	256	37	0	687
	2002		370	212	28	0	610

Liabilities	2003		491	140	33	416	1,080
	2002		494	145	61	310	1,010

Capital expenditures	2003		141	86	10	0	237
	2002		147	65	13	0	225
	2001		150	68	7	0	225

Depreciation and amortization	2003		75	30	1	0	106
	2002		73	29	0	0	102
	2001		59	24	0	0	83

Other non-cash expenses (income)	2003		(21)	2	(3)	0	(22)
	2002		32	4	22	0	58
	2001		72	8	18	0	98

(1)	Adjusted to exclude one-time special items: gain on the sale of Lundbeck A/S (€ 110 million) and the donation to Herbert Quandt Foundation (€ 15 million)

The segments are reported on a consolidated basis. The holding company column represents income, expenses, assets and liabilities relating to corporate functions and investment activities mainly performed by ALTANA AG. In 2003, 2002 and 2001, approximately 82%, 81% and 79%, respectively, of net sales were generated outside of Germany.

Long-lived assets include all tangible assets, such as property, plant and equipment and construction in progress. Segment liabilities consist of total liabilities and provisions, excluding interest-bearing liabilities, as well as current and deferred income taxes. The elimination and reconciliation column contains the reconciliation of segment liabilities to consolidated total liabilities and provisions. Capital expenditures, as well as depreciation and amortization, relate to property, plant and equipment and intangible assets excluding goodwill. Other non-cash expenses (income) mainly consist of pension expense and impairment charges (reversal of impairment charges) for other than temporary decline in fair value of marketable securities and other long-term investments.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
(Continued)
(amounts in € thousands, unless otherwise stated)

The following table presents selected financial information by geographic region:

	Net sales			Total assets		Long-lived assets		Capital expenditures

	2003	2002	2001	2003	2002	2003	2002	2003	2002	2001

	(€ in millions)			(€ in millions)		(€ in millions)		(€ in millions)

Europe	1,385	1,324	1,235	2,337	2,252	548	477	198	159	161
thereof Germany	482	490	478	2,113	1,789	454	387	162	134	127
North America	857	779	570	334	273	73	74	27	30	24
thereof USA	755	684	494	289	237	50	73	26	30	23
Latin America	248	277	300	145	150	46	47	9	33	36
Far East	197	181	157	48	52	9	12	3	3	4
Other Regions	48	48	46	49	4	11	0	0	0	0
Consolidation	0	0	0	(381)	(462)	0	0	0	0	0
Group	2,735	2,609	2,308	2,532	2,269	687	610	237	225	225

Net sales relating to geographic areas represent sales to third parties, based on the location of customers.

The following table presents net sales by business area:

	2003	2002	2001

	(€ in millions)

Pharmaceuticals
Therapeutics	1,724	1,565	1,275
Imaging	106	100	91
Self medication (OTC)	104	110	129
Other	46	86	96

Total	1,980	1,861	1,591
Chemicals
Additives & Instruments	308	304	283
Coatings & Sealants	222	221	218
Electrical Insulation	225	223	216

Total	755	748	717

Group	2,735	2,609	2,308

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
(Continued)
(amounts in € thousands, unless otherwise stated)

(5)	Intangible assets

	Patents,			Software
	licenses and		Advance	and
	similar rights	Goodwill	payments	other	Total

Cost
Balance at January 1, 2003	145,869	155,743	4,335	348	306,295
Additions	58,561	39,123	94	8,953	106,731
Disposals	(1,905)	0	0	(225)	(2,130)
Transfers	(4,364)	0	(4,305)	9,783	1,114
Translation adjustments	(9,164)	(3,394)	1	(91)	(12,648)
Changes in reporting entities	0	7,096	0	1,369	8,465

Balance at December 31, 2003	188,997	198,568	125	20,137	407,827

Accumulated amortization
Balance at January 1, 2003	52,020	88,978	0	158	141,156
Additions	22,017	16,552	0	1,768	40,337
Disposals	(1,865)	0	0	(225)	(2,090)
Transfers	(3,933)	0	0	3,997	64
Translation adjustments	(2,328)	(277)	0	(76)	(2,681)
Changes in reporting entities	0	0	0	1,003	1,003

Balance at December 31, 2003	65,911	105,253	0	6,625	177,789

Carrying amount at
December 31, 2003	123,086	93,315	125	13,512	230,038
December 31, 2002	93,849	66,765	4,335	190	165,139

Additions in 2003 primarily relate to the acquisition of the wire enamel business from Schenectady International Inc. (see Note 3) in the chemicals segment and encompass goodwill, non-compete agreements and technology. The main component of the goodwill originates from the acquisition of customer related assets, that are not legally controlled by the Company and therefore are not separately capitalized as an intangible asset in accordance with IAS 38. In the pharmaceuticals segment the main acquisition relates to a trademark in Brazil. The useful lives of these intangible assets are as follows: goodwill, trademarks and technology: 10 years, non-compete agreements: 3 – 5 years. The additions have a weighted average useful life of 8.2 years and are being amortized on a straight-line basis.

Amortization expense for the years ended December 31, 2003, 2002 and 2001, amounted to € 40.3 million, € 41.9 million and € 47.8 million, respectively. The following table presents expected amortization expense related to patents, licenses, similar rights and software for each of the following periods:

2004	26,179
2005	24,760
2006	22,146
2007	17,081
2008	12,788
Thereafter	33,644

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
(Continued)
(amounts in € thousands, unless otherwise stated)

(6)	Property, plant and equipment

				Advances/
	Land, lease-			construc-
	hold &	Plant &	Equip-	tion in
	buildings	machinery	ment	progress	Total

Cost
Balance at January 1, 2003	383,770	342,999	323,408	97,828	1,148,005
Additions	53,154	18,999	50,544	47,009	169,706
Disposals	(6,219)	(5,900)	(20,261)	(73)	(32,453)
Transfers	76,700	2,836	11,732	(92,382)	(1,114)
Translation adjustments	(16,733)	(14,977)	(8,860)	(1,332)	(41,902)
Changes in reporting entities	13,769	13,116	1,243	492	28,620

Balance at December 31, 2003	504,441	357,073	357,806	51,542	1,270,862

Accumulated depreciation
Balance at January 1, 2003	134,777	203,646	199,504	0	537,927
Additions	14,481	27,553	40,556	0	82,590
Disposals	(4,799)	(5,678)	(17,128)	0	(27,605)
Transfers	453	(495)	(22)	0	(64)
Translation adjustments	(4,393)	(7,736)	(5,270)	0	(17,399)
Changes in reporting entities	856	6,847	678	0	8,381

Balance at December 31, 2003	141,375	224,137	218,318	0	583,830

Carrying amount at
December 31, 2003	363,066	132,936	139,488	51,542	687,032
December 31, 2002	248,993	139,353	123,904	97,828	610,078

Depreciation expense for the years ended December 31, 2003, 2002 and 2001, amounted to € 82.6 million, € 80.8 million and € 70.6 million, respectively.

As of December 31, 2003 and 2002, respectively, € 3.8 million and € 2.4 million of net book value relate to property, plant and equipment under capital lease.

In 2003, additions in the pharmaceuticals segment mainly relate to investments in production plants in Germany and Ireland as well as in research facilities in Germany. Additionally, a research facility in the United States was constructed. In the chemicals segment the production plant in Wesel, Germany, was expanded.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
(Continued)
(amounts in € thousands, unless otherwise stated)

(7)	Long-term investments

			Other
			long- term
	Affiliated	Other in-	financial
	companies	vestments	assets	Total

Cost
Balance at January 1, 2003	2,312	22,839	1,796	26,947
Additions	0	6,682	310	6,992
Disposals	0	(2,378)	(273)	(2,651)
Translation adjustments	0	(1)	(16)	(17)
Changes in reporting entities	(169)	0	88	(81)

Balance at December 31, 2003	2,143	27,142	1,905	31,190

Accumulated write downs
Balance at January 1, 2003	104	10,739	964	11,807
Additions	0	1,344	0	1,344
Reversal of impairment	0	(7,671)	0	(7,671)
Translation adjustments	0	0	2	2
Changes in reporting entities	(104)	0	0	(104)

Balance at December 31, 2003	0	4,412	966	5,378

Carrying amount at
December 31, 2003	2,143	22,730	939	25,812
December 31, 2002	2,208	12,100	832	15,140

In 2003, the Company reversed the impairment charge in accordance with IAS 39 (revised 2000) relating to its 8.3% investment in GPC Biotech AG, Martinsried, Germany. The impairment charge was taken in 2002 as the fair market value of the security fell below cost for a substantial period. Subsequently, in 2003 the share price of GPC Biotech AG increased significantly and for a sustainable period of time due to the announcement of several positive results mainly related to two of its research and development projects. Based on these events, the impairment loss recorded in the prior year has been reversed and was recorded in financial income totaling € 7.7 million.

As of December 31, 2003 and 2002, the carrying amount of the investment in GPC Biotech AG was € 12.1 million and € 4.4 million, respectively.

Amounts totaling € 0.7 million and € 0.8 million of other long-term financial assets as of December 31, 2003 and 2002, respectively, relate to long-term employee loans bearing a weighted average 4.9% interest rate.

Ownership interests below 20% in 13 entities, which are classified as available-for-sale investments and whose fair values can not be reliably measured, are valued at cost less impairments. The carrying value was € 3.2 million and € 4.5 million in 2003 and 2002, respectively, and was shown under “Other investments”.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
(Continued)
(amounts in € thousands, unless otherwise stated)

(8)	Inventories

Inventories consist of:

	At December 31,

	2003	2002

Raw materials and supplies	104,406	110,347
Work in process	58,096	50,275
Finished products and goods	155,262	141,533
Advance payments	842	785

	318,606	302,940

(9)	Trade accounts receivable

Trade accounts receivable are as follows:

	At December 31,

	2003	2002

Trade accounts receivable	422,149	390,522
Allowance for doubtful accounts	(7,825)	(9,248)

	414,324	381,274

Thereof long-term	6,855	0

At December 31, 2003 and 2002, respectively, one customer accounted for 6.4% and 7.6% of trade accounts receivable. In 2003 and 2002, respectively, this same customer accounted for 15.3% and 14.1% of sales, respectively.

The roll-forward of the allowance for doubtful accounts was as follows:

	2003	2002

Allowance at the beginning of the year	9,248	9,794
Translation adjustments	(416)	(2,238)
Additions	2,047	10,529
Releases	(701)	0
Utilization	(2,353)	(8,837)

Allowance at the end of the year	7,825	9,248

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
(Continued)
(amounts in € thousands, unless otherwise stated)

(10)	Marketable securities

     In accordance with IAS 39, available-for-sale marketable securities are recorded at fair value. Amortized cost, fair value and gross unrealized holding gains and losses, which are recorded in the revaluation reserve, net of tax, as of December 31, 2003 and 2002 are as follows:

At December 31, 2003	Amortized cost	Fair value	Unrealized gains	Unrealized losses

Debt securities	231,122	230,597	498	1,023
Equity securities	61,420	58,453	1,638	4,605
Other	2,842	2,958	116	0

Total	295,384	292,008	2,252	5,628

At December 31, 2002	Amortized cost	Fair value	Unrealized gains	Unrealized losses

Debt securities	201,613	204,392	3,574	795
Equity securities	71,669	55,926	267	16,010
Other	415	330	0	85

Total	273,697	260,648	3,841	16,890

In 2003 and 2002, an impairment loss for marketable securities totaling € 5.8 million and € 0.5 million, respectively, was recorded in line with the Company’s policy, as the fair market value of the underlying securities was significantly below book value for a sustained period of time. In 2001, no such impairment loss was recorded.

The contractual maturities of debt securities are as follows:

	At December 31,

	2003	2002

Due within one year	78,459	27,048
Due after one year through five years	118,080	93,845
Due after five years	34,058	83,499

	230,597	204,392

Actual maturities may differ from contractual maturities because the issuers of the securities may have the right to repay obligations earlier without prepayment penalty.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
(Continued)
(amounts in € thousands, unless otherwise stated)

(11)	Other assets and prepaid expenses

	At December 31,

	2003	2002

Balances due from employees	4,291	5,425
Cash surrender value of life insurance	6,390	5,674
Balances due from fiscal authorities	26,721	19,400
Prepayments	7,951	5,925
Loans	22,079	38,773
Licenses	13,070	14,722
Balances due from related parties	1,222	1,143
Prepaid expenses	19,426	18,679
Derivative instruments (see Note 19)	37,752	3,622
Receivables from reimbursements	13,595	1,858
Balances due from sale of product groups	11,085	0
Other	33,503	27,297

	197,085	142,518

Thereof long-term	44,483	20,431

Of the total loans, € 11.4 million and € 30.0 million as of December 31, 2003 and 2002, respectively, relate to the sale of the Sangtec companies in 2002.

(12)	Shareholders’ equity

Issued capital

Share capital amounted to € 140.4 million, represented by 140.4 million no par value shares representing € 1 per share.

Authorized capital

As of December 31, 2003, the management board was authorized to increase the Company’s share capital by € 27.0 million in exchange for cash (authorized capital I) and an additional € 27.0 million in exchange for non-cash contributions with exclusion of shareholders’ subscription rights (authorized capital II). The management board was also authorized to increase the share capital by € 13.5 million in exchange for cash with exclusion of shareholders’ subscription rights at an issue price that is not significantly lower than the market price at that time (authorized capital III). None of the authorized capital has been issued. The authorizations expire as of April 30, 2004.

Treasury shares

The management board was authorized by the shareholders on May 6, 2003 to repurchase up to 14,040,000 shares (10% of the authorized capital) until October 31, 2004. In addition to reselling the treasury shares on the stockmarket, the management board was authorized to retire these shares or to offer up to 2.5% of these shares to eligible employees in connection with the Company’s employee incentive plans (see Note 13) or to third parties in connection with acquisitions or to transfer shares to members of the Supervisory Board as part of their compensation in accordance with the Articles of Association.

Pursuant to this authorization, the Company purchased 1,258,450 treasury shares from May to August and in November 2003 at a total cost of € 67.6 million with an average price of € 53.75 per share. During 2003, 578,088 shares (0.4% of share capital) were sold in connection with the exercise of the options and 275,030 shares were issued to employees. Further, 35,500 shares were sold because the options forfeited during 2003. In January 2003, 2,726 shares were sold to employees under the ALTANA Investment Plan 2002.

Additionally, in accordance with Article 71 (1) No. 2 of the “German Stock Corporation Act” (Aktiengesetz), during August and November 2003, the Company purchased 165,500 shares at an average price of € 48.33 to distribute to the eligible employees under the ALTANA Investment Plan

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
 (Continued)
(amounts in € thousands, unless otherwise stated)

2003 (see Note 13). In December 2003, 129,077 shares were sold to employees. Thereof, 2,103 shares relate to treasury shares acquired in 2002.

During 2003, the DAT lawsuit was settled (see Note 30). As of December 31, 2003, the Company has issued 207,036 shares to former DAT shareholders.

Together with the 3,936,702 treasury shares purchased in prior years the Company held a total of 4,133,195 treasury shares at December 31, 2003, representing € 4.1 million (or 2.9%) of its share capital. Of the treasury shares, 4,041,431 are intended to be used to meet obligations from the employee incentive plans and 91,764 for issuance to former DAT shareholders (see Note 30).

Dividends

Under the “German Stock Corporation Act”, retained earnings available for distribution to shareholders are based upon the unconsolidated retained earnings of ALTANA AG as reported in its balance sheet determined in accordance with the German Commercial Code (Handelsgesetzbuch).

The net income of ALTANA AG amounts to € 276.0 million. According to Stock Corporation Act, Article 58, paragraph 1 the supervisory board and the management board have decided to transfer out of ALTANA AG 2003 net income of € 276.0 million an amount of € 138.0 million to retained earnings, resulting in unappropriated profits of € 138.0 million. The management board and supervisory board plan to propose to the shareholders at the annual general shareholders’ meeting the transfer of an additional amount of € 21.5 million to retained earnings and to distribute from unappropriated earnings a dividend totaling € 116.5 million resulting in an amount of € 0.83 per no par value share.

Revaluation reserve

In accordance with IAS 39, unrealized gains and losses resulting from changes in fair values of available-for-sale marketable securities are recorded in a revaluation reserve net of tax, a separate section of shareholders’ equity, unless an impairment is recognized. Additionally, changes in the fair value of financial instruments qualifying as cash flow hedges are recognized, net of tax, in the revaluation reserve if all hedge accounting criteria under IAS 39 are met.

(13)	Employee incentive plans

Management stock option plans 1999 and 2000

On July 1, 1999, the Company initiated a stock option plan open to members of the Company’s management board, its senior executives and certain other key employees (“Stock Option Plan 1999”). The exercise price for stock options granted under this plan is € 15.03 per share, which was calculated on the basis of the average of the published Xetra closing prices of the Company’s shares during the 20 trading days preceding the commencement of the plan. On July 1, 2000, the Company launched a similar plan (“Stock Option Plan 2000”). This plan entitles beneficiaries to purchase shares of the Company at an exercise price of € 22.97, calculated on the same basis as described above.

The plans offer the beneficiaries the option of settling in either stock or cash. Under each plan, the options become exercisable two years after the grant date if the average basic earnings per share for the year of grant and the following year exceed the average of the two preceding years by 20%. The stock options expire four years after the grant date. The earnings per share hurdle for each of these plans have been subsequently met. All options which were part of the 1999 Management stock option plan were fully exercised during 2003.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
 (Continued)
(amounts in € thousands, unless otherwise stated)

	2003			2002			2001

	Number			Number			Number
	of	Exercise		of	Exercise		of	Exercise
	options	price		options	price		options	price

		(€)			(€)			(€)
Outstanding options at
January 1	703,400	21.89	(1)	1,211,000	21.26	(1)	1,854,000	19.01	(1)
Exercised	(517,800)	21.48	(1)	(486,000)	20.29	(1)	(635,800)	15.03
Forfeited	0	0		(21,600)	22.97		(7,200)	15.03

Outstanding options at
December 31	185,600	22.97		703,400	21.89	(1)	1,211,000	21.26	(1)

(1) Weighted average

Management stock option plans 2001, 2002 and 2003

On July 1, 2001, the Company initiated a stock option plan open to members of the Company’s management board, its senior executives and certain other key employees (“Stock Option Plan 2001”). The exercise price for stock options granted under this plan is € 42.41 per share, which was calculated on the basis of the average of the published Xetra closing prices of the Company’s shares during the 20 trading days preceding the commencement of the plan. The options may only be exercised by purchasing shares, no cash settlement is possible. The options become exercisable two years after the grant date, and they remain exercisable over a period of three years, if earnings per share in 2002 exceed basic earnings per share in 2000 by 20%. The earnings per share hurdle for the 2001 plan has been met.

On July 1, 2002, the Company initiated a plan (“Executive Option Plan”) identical to the Stock Option Plan 2001 for executives (management board of ALTANA AG and key subsidiaries) only, with an expiration period of ten years after the grant date. The exercise price for the stock options granted under this plan is € 51.58.

On July 1, 2003, the Company initiated a plan for management members (“Stock Option Plan 2003”) identical to the Stock Option Plan 2001 in regard to duration and hurdle rates. In 2003, it was not differentiated between “Executives“ and “Key Management” as in 2002. However, the personnel committee of the supervisory board can limit the profit per option for members of the management board if the increase of the share price is caused by exceptional effects. The exercise price for stock options granted under this plan is € 54.65.

	2003			2002			2001

	Number of	Exercise		Number of	Exercise		Number of	Exercise
	options	price		options	price		options	price

		(€)			(€)			(€)
Outstanding options at
January 1	1,277,600	44.24	(1)	1,065,750	42.41		0	0
Granted	1,179,600	54.65		255,000	51.58		1,065,750	42.41
Exercised	(196,850)	42.41		0	0		0	0
Forfeited	(9,000)	42.41		(43,150)	42.41		0	0

Outstanding options at
December 31	2,251,350	49.83	(1)	1,277,600	44.24	(1)	1,065,750	42.41

(1) Weighted average

Stock options for Key Management 2002

On July 1, 2002, the Company initiated a stock option plan open to Key Managers. No performance hurdle must be met. The exercise price for stock options granted under this plan is € 56.74 per share (determined based on 110 % of the exercise price of the executive plan discussed above). The options can be exercised from July 1, 2004 until June 30, 2012. The options may only be exercised by purchasing shares. No cash settlement is possible.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
(Continued)
 (amounts in € thousands, unless otherwise stated)

	2003		2002

	Number of	Exercise	Number of	Exercise
	options	price	options	price

		(€)		(€)

Outstanding options at January 1	988,850	56.74	0	0
Granted	0	0	999,650	56.74
Forfeited	(27,100)	56.74	(10,800)	56.74

Outstanding options at December 31	961,750	56.74	988,850	56.74

ALTANA Investment Plans 2000, 2001, 2002 and 2003

Since 2000, the Company has initiated a plan (ALTANA Investment plans) every year in 12 European countries, the United States of America and Canada for employees who were not eligible to participate in the stock option plans.

Each investment plan consists of two components. The first component entitled eligible employees to purchase a specific number of shares based on their respective incomes at a fixed price per share, the lowest quoted price of the Company’s shares the day when the management board approved the plans. A discount was granted for a specified number of shares purchased by each participant. The Company sold the respective shares in December of each respective year to the employees. For employees unable to receive shares directly from the Company due to statutory reasons, the Company provided the cash equivalent of the benefit received by other employees participating in the plan.

Under the second component, employees received one option for each share purchased. The options become exercisable two years after the grant date and expire two years later. The options entitle holders to receive cash in an amount equal to the difference between exercise price and the market price of the Company’s shares on the date on which the options are exercised.

	Plan 2003	Plan 2002	Plan 2001	Plan 2000

Share purchase component
Shares sold to employees	132,889	104,615	126,572	284,393
Exercise price	46.11	46.00	47.00	27.08
Discount granted	27.4%	30.0%	30.0%	23.0%
Discount granted for maximum shares
for each employee	35 shares	32 shares	37 shares	20 shares
Options component
Options granted	176,149	115,428	165,797	305,898
Options forfeited	(53)	(5,152)	(12,747)	(20,892)
Options exercised	0	0	(17,884)	(170,011)
Exercise price	46.11	46.00	47.00	27.08
Date of grant	Oct 1, 2003	Oct 1, 2002	Oct 1, 2001	Oct 1, 2000
Exercise of the options beginning	Oct 1, 2005	Oct 1, 2004	Oct 1, 2003	Oct 1, 2002
Expiration of the options	Oct 1, 2007	Oct 1, 2006	Oct 1, 2005	Oct 1, 2004

Compensation expense

Compensation expense for options granted under the forgoing plans is measured as the excess of the average cost of treasury shares acquired by the Company over the exercise price. Compensation expense is allocated over the applicable vesting period of the various plans. Compensation expense under the foregoing plans for the years ended December 31, 2003, 2002 and 2001 totaled € 3.2 million, € 2.4 million and € 3.6 million, respectively. Compensation expense in 2003, 2002 and 2001, respectively, included € 1.8 million, € 1.2 million and € 1.9 million for the discount on the share purchase component of ALTANA Investment 2003 and 2002, as there is no vesting period.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
(Continued)
(amounts in € thousands, unless otherwise stated)

(14)	Employee benefit obligations

The provisions for the Company’s pension benefit and other post-retirement obligations are as follows:

	At December 31,

	2003	2002

Provision for pensions	251,979	245,546
Provision for other post-retirement benefits	2,691	1,498

	254,670	247,044

Employee benefit obligations relate mainly to the German plans. The defined benefit obligation is calculated based on the expected compensation level or retirement benefit, the years of service and the expected discount rate.

Some non-German pension commitments are funded by plan assets maintained by trust funds. Fund assets consist of equity and debt securities as well as real estate.

	2003		2002

	German plans	Non-German plans	German plans	Non-German plans

Defined benefit obligation
Balance at January 1	207,228	55,218	207,804	55,894
Changes in reporting entities	0	0	(7,510)	(1,951)
Translation adjustment	0	(9,028)	0	(8,228)
Service cost	5,508	2,920	5,112	3,088
Interest cost	11,877	3,107	11,989	3,250
Actuarial losses (gains)	5,203	5,442	(3,473)	4,975
Plan amendments	31	0	1,543	(34)
Other changes	1,242	870	(29)	(358)
Benefits paid	(6,965)	(1,372)	(8,208)	(1,418)

Balance at December 31	224,124	57,157	207,228	55,218

	2003		2002

	German plans	Non-German plans	German plans	Non-German plans

Plan assets
Balance at January 1	0	30,950	0	41,416
Changes in reporting entities	0	0	0	0
Translation adjustment	0	(5,113)	0	(5,560)
Actual gain (loss) on plan assets	0	2,845	0	(4,236)
Employer contribution	0	1,921	0	630
Benefits paid	0	(1,111)	0	(1,300)
Other changes	0	16	0	0

Balance at December 31	0	29,508	0	30,950

Reconciliation of funded status
Funded status at December 31	224,124	27,649	207,228	24,268
Unrealized net gains (losses)	14,302	(14,096)	21,137	(7,087)

Net amount recognized at December 31	238,426	13,553	228,365	17,181

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
(Continued)
(amounts in € thousands, unless otherwise stated)

The following table provides the underlying actuarial assumptions for the pension plans:

	At December 31,

	2003		2002

	German plans	Non -German plans	German plans	Non - German plans

Weighted average assumptions
Discount rate	5.5%	5.1%	5.7%	6.7%
Expected return on plan assets	0	7.1%	0	8.6%
Rate of compensation increase	3.5%	2.9%	3.0%	4.6%
Rate of pension increase	1.5%	1.6%	1.5%	0

The components of net periodic pension costs were as follows:

	For the years ended December 31,

	2003		2002		2001

	German plans	Non - German plans	German plans	Non- German plans	German plans	Non- German plans

Service cost	5,508	2,920	5,112	3,088	4,179	2,513
Interest cost	11,877	3,107	11,989	3,250	12,298	2,857
Plan amendments	31	0	1,543	(34)	0	0
Expected return (loss) on
plan assets	0	(1,750)	0	(2,370)	0	(3,192)
Actuarial gains (losses)	0	310	(1)	0	603	(420)

Net periodic pension costs	17,416	4,587	18,643	3,934	17,080	1,758

The provision for other post-retirement benefits pertains to post-retirement health care and life insurance benefits for employees of the Company’s U.S. subsidiaries and other similar obligations.

(15)	Accrued liabilities

		Sales and
		marketing
	Employees	costs	Warranty	Other	Total

Balance at January 1, 2003	95,085	70,517	9,292	58,734	233,628
Additions	75,969	59,724	1,888	38,565	176,146
Utilization	(61,511)	(65,859)	(1,090)	(36,831)	(165,291)
Release	(3,033)	(2,569)	(1,752)	(18,037)	(25,391)
Translation adjustment	(2,886)	(4,738)	(636)	(2,355)	(10,615)
Changes in reporting entities	2,055	2	0	2,351	4,408

Balance at December 31, 2003	105,679	57,077	7,702	42,427	212,885

Thereof long-term
at December 31, 2002					40,745
at December 31, 2003					50,108

The personnel related accrued liabilities encompass accruals for special bonuses, as well as anniversary, paid vacation and provisions for employee incentive plans. Accrued liabilities for sales and marketing pertain primarily to sales bonuses and commissions. Provisions for warranty cover commitments in connection with goods delivered and services rendered.

The items included in other provisions are primarily related to taxes other than income taxes and similar fees, pending litigation, legal costs and professional fees. The amount which was accrued for the estimated total settlement of the DAT lawsuit (see Note 30) in 2002, which was disclosed under “other”, has been transferred to other liabilities in 2003 (see Note 17).

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
(Continued)
(amounts in € thousands, unless otherwise stated)

The Company has recorded an accrual for environmental risks totaling € 7.4 million. A corresponding asset of € 5.0 million has been recorded which represents amounts due from previous owners of land.

(16)	Debt

	At December 31,

	2003		2002

		Due within		Due within
	Total	one year	Total	one year

Borrowings from banks	53,104	25,351	73,905	28,372
Profit- sharing certificates	8,252	8,252	8,553	8,553
Herbert Quandt Foundation	25,636	25,636	25,586	25,586
Lease obligations	4,229	518	3,765	659
Other	5,254	746	4,706	277

	96,475	60,503	116,515	63,447

For the years ended December 31, 2003, 2002 and 2001 weighted average interest rates for borrowings from banks were 6.53%, 6.07% and 4.92%, respectively.

As of December 31, 2003 and 2002, respectively, bank borrowings included € 12.0 million and € 19.8 million denominated in foreign currencies other than Euro. Of these borrowings, an amount of € 8.2 million and € 15.5 million were denominated in U.S. Dollars as of December 31, 2003 and 2002, respectively. Additionally, € 3.4 were denominated in Japanese Yen as of December 31, 2003. As of December 31, 2002 € 4.3 million were denominated in Brazilian Real.

Bank borrowings of € 1.9 million and € 1.3 million were secured by mortgages (land) as of December 31, 2003 and 2002, respectively.

Profit-sharing certificates are held by German employees of the Company, who are entitled to receive interest at a rate equal to the higher of the Company’s dividend rate in any given year and 7%. The Company ceased issuing such certificates in 2000. For the year ended December 31, 2003 and 2002, respectively, the effective interest rate was 116.7% and 105.6% on these certificates. Amounts in excess of 7% are recorded as compensation expense.

The Herbert Quandt Foundation is a non - profit foundation, established in 1980, that promotes scientific and cultural research activities and supports civic responsibility projects. The Foundation deposits all its funds, totaling € 25.7 million, with ALTANA. The deposit, based on an interest rate equaling the discount rate (“Basiszinssatz der Deutschen Bundesbank”) plus 2.5%, is considered short- term since it may be called at any time by the Foundation.

At December 31, 2003 the aggregate amounts of indebtedness maturing during the next five years and thereafter are as follows:

Due in 2004	59,985
Due in 2005	839
Due in 2006	874
Due in 2007	592
Due in 2008	25,282
Due thereafter	4,674

Total	92,246
Lease obligations	4,229

Total debt	96,475

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
(Continued)
(amounts in € thousands, unless otherwise stated)

(17)	Other liabilities

Other liabilities consist of the following:

	At December 31,

	2003		2002

		Due within		Due within
	Total	one year	Total	one year

Payroll taxes	16,549	16,549	16,559	16,559
Employees and social security contributions	17,621	16,983	19,705	17,082
Commissions	3,773	3,773	4,284	4,284
Debit notes to customers	3,008	2,970	2,634	2,634
Balances due to related parties	11,021	11,021	6,621	6,621
DAT lawsuit	7,961	7,961	0	0
Other	20,620	20,290	21,441	18,302

	80,553	79,547	71,244	65,482

(18)	Deferred income

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

In 2002, the Company and Pharmacia Corporation (“Pharmacia”) announced the signing of an agreement under which the pharmaceuticals segment of the Company grants Pharmacia certain rights and licenses to its technology. The acquisition of Pharmacia by Pfizer did not impact the agreement. The purpose of the agreement is to collaborate in the development and commercialization of the Company’s drug, Roflumilast, for the expected treatment of respiratory diseases and conditions, including asthma and chronic obstructive pulmonary disease (COPD). Under the agreement, the companies will co-develop Roflumilast for the United States, Europe and other markets (without Japan) to generate the pre-clinical and clinical data needed to obtain regulatory approvals. Following regulatory approval, the Company grants Pharmacia the right to co-promote the product together with the Company in the United States and other major markets (excluding Japan).

During 2003, the Company reviewed its accounting for multiple element arrangements such as this one. The Company received an up-front payment in 2002 under the agreement of € 33.4 million. Initially, € 22.3 million of the up-front payment was recognized on a straight-line basis and deferred over the expected research and development period. The up-front payment is now being deferred over the collaboration period. The balance of € 11.1 million is refundable in the event regulatory approval is not achieved and is therefore being deferred in full through final approval. Once regulatory approval is achieved the € 11.1 million will be deferred over the collaboration period. The Company believes the revised method is appropriate for recognizing revenue under its existing agreement and has not resulted in a material impact on the Company’s prior year consolidated balance sheets, income statements and cash flows. In the first quarter of 2003, the Company received a milestone payment of € 28.1 million which is also being deferred over the collaboration period.

A similar agreement for the joint development and marketing of Roflumilast in Japan was entered into with Tanabe Seiyaku Co., Ltd., Japan, at the end of 2002. The Company received an up-front payment in 2002, which was recognized as revenue on a straight-line basis over the research and development period and which is now being deferred over the collaboration period. Related deferred revenue and revenue recognized in 2002 were insignificant.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
(Continued)
(amounts in € thousands, unless otherwise stated)

(19)	Financial instruments

Risk management and financial instruments

The Company conducts business on a global basis in numerous major international currencies and is, therefore, exposed to adverse movements in foreign currency exchanges rates. Derivative financial instruments are used to reduce various types of markets risks like currency or interest rate risks.

The Company has established policies and procedures for risk assessment of derivative financial instrument activities. The Company has a decentralized risk management strategy and uses derivative financial instruments, including forward foreign exchange contracts, to hedge foreign currency denominated assets and liabilities, firm commitments and forecasted foreign currency transactions. At December 31, 2003, the existing derivative financial instruments were mainly used to hedge forecasted foreign currency transactions fluctuations.

By their nature, all such instruments involve risk, including market risk and credit risk of non-performance by counterparties, and the maximum potential loss may exceed the amount recognized in the balance sheets.

Credit risk

The Company may be exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Counterparties to the Company’s financial instruments represent, in general, well established financial institutions. The Company does not have a significant exposure to any individual counterparty and at December 31, 2003 and 2002, in management’s opinion the probability of non- performance of the counterparties was low.

Interest rate risk

The Company is exposed to interest rate fluctuations. A substantial part of the interest rate sensitive assets and liabilities relate to marketable securities, cash equivalents and debt. The Company utilizes very limited financial instruments to hedge these risks.

Forward foreign exchange contracts and options

The Company mainly uses forward foreign exchange contracts to hedge forecasted foreign currency transactions. The amounts recorded on the balance sheets do not always represent amounts exchanged by the parties and, thus, are not necessarily a measure of the exposure of the Company through its use of derivatives. The maturity dates of the forward contracts are linked to the anticipated cash flows of the Company and are currently up to two years.

The notional amounts of forward foreign exchange contracts as of December 31, 2003 and 2002 amount to € 444.6 million and € 68.5 million, respectively.

ALTANA uses option contracts to hedge foreign currency fluctuation from future expected cash flows. Currently these options contracts have terms of up to two years. As of December 31, 2003, the notional amount of options totals € 148.6 million.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
(Continued)
(amounts in € thousands, unless otherwise stated)

Fair value of financial instruments

The fair values of financial instruments are equal to the replacement value. These fair values are determined on the basis of market data and valuation methods described below:

	At December 31,

	2003		2002

	Carrying	Fair	Carrying	Fair
	value	value	value	value

Financial instruments
Assets
Long - term investments	22,730	22,730	10,649	10,649
Trade accounts receivable	414,324	414,324	381,274	381,274
Marketable securities	292,008	292,008	260,648	260,648
Cash and cash equivalents	287,670	287,670	322,874	322,874

Liabilities
Borrowings from banks	53,104	53,104	73,905	73,905
Trade accounts payable	205,268	205,268	149,915	149,915
Other	5,254	5,254	4,706	4,706

Derivative financial instruments
Assets – Currency contracts	37,752	37,752	3,700	3,700
Liability – Interest rate swap contracts	0	0	(78)	(78)

The fair values of financial assets and marketable securities are determined on the basis of quoted market prices.

The profit sharing certificates and the debt due to Herbert Quandt Foundation are not included in the table since their market value is not readily determinable. Fair values of the debt due to the Herbert Quandt Foundation and the profit sharing certificates are not readily determinable primarily since the maturity date is unknown. Additionally, investment interests below 20% in a number of entities (13) whose fair values can not be reliably measured, are valued at a cost less impairments. The carrying value was € 3.2 million and € 4.5 million as of December 31, 2003 and 2002, respectively, and is also excluded from the table.

The carrying amount of cash and cash equivalents as well as accounts receivable approximate their fair value due to the short- term maturities of these instruments. The carrying value of borrowings from banks approximates the fair value. Cash and cash equivalents consist nearly exclusively of bank claims.

(20)	Other operating income

	For the years ended December 31,

	2003	2002	2001

Up-front and milestone payments – license agreements	20,096	7,949	306
Gain on sale of product groups	19,802	12,565	8,180
Reimbursements	8,398	18,729	7,483
Release of accruals	16,970	7,658	3,067
Reduction of DAT provision (see Note 30)	0	3,406	0
Gains on disposal of fixed assets	1,984	6,284	4,264
Other	23,613	22,480	15,764

	90,863	79,071	39,064

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
(Continued)
(amounts in € thousands, unless otherwise stated)

(21)	Other operating expenses

	For the years ended December 31,

	2003	2002	2001

Amortization of goodwill	16,552	20,281	19,345
Write- off of receivables	416	3,659	1,825
Losses on disposal of fixed assets	879	4,879	1,589
Foreign exchange losses, net	12,499	7,729	8,251
Charitable contributions	4,573	6,253	2,630
Addition to DAT provision	3,195	0	1,967
Fees and other charges	5,574	6,746	10,527
Other	30,722	26,784	16,781

	74,410	76,331	62,915

Foreign exchange gains and losses are shown net as follows:

	For the years ended December 31,

	2003	2002	2001

Foreign exchange gains	12,264	5,261	5,126
Foreign exchange losses	(24,763)	(12,990)	(13,377)

Net gain (loss)	(12,499)	(7,729)	(8,251)

(22)	Net income from associated companies

		For the years ended December 31,

		2003	2002	2001

Dividends received		526	855	911
Income (losses) from associated companies		10	(6)	(14)

Total		536	849	897

(23)	Interest income, net

		For the years ended December 31,

		2003	2002	2001

Interest income		19,517	20,600	27,430
Interest expense		(6,777)	(8,495)	(7,629)

Net interest income		12,740	12,105	19,801

(24)	Other financial income (expenses), net

		For the years ended December 31,

		2003	2002	2001

Gain on disposal of marketable securities		5,872	7,411	5,238
Other financial income		10,576	0	10

Total other financial income		16,448	7,411	5,248
Impairment charges		(7,132)	(11,602)	(712)
Losses on disposal of marketable securities		(2,382)	(19,709)	(109)
Other financial expenses		(2,850)	(924)	(937)

Total other financial expenses		(12,364)	(32,235)	(1,758)

Other financial income (expenses), net		4,084	(24,824)	3,490

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
(Continued)
(amounts in € thousands, unless otherwise stated)

In 2003, the Company reversed the prior year impairment loss recorded on ALTANA’s interest in GPC Biotech AG. The reversal is recorded in “other financial income”.

Impairment charges relate to impairments of marketable securities and long-term investments which were considered impaired in accordance with the Company’s policy.

(25)	Income taxes

Income before income taxes and minority interests is attributable to the following geographic regions:

	For the years ended December 31,

	2003	2002	2001

Germany	385,011	389,695	400,045
Foreign	195,269	136,854	143,713

	580,280	526,549	543,758

Income tax expense for these geographic regions is as follows:

	For the years ended December 31,

	2003	2002	2001

Germany	177,603	156,162	160,129
Foreign	76,541	71,652	60,457

Total current taxes	254,144	227,814	220,586
Germany	(14,495)	(27,187)	3,703
Foreign	(4,446)	1,541	(8,190)

Total deferred taxes	(18,941)	(25,646)	(4,487)

Total income tax expense	235,203	202,168	216,099

Since January 1, 2001, a uniform tax rate of 25%, plus a 5.5% solidarity surcharge on corporate tax is applicable in Germany. On top of that German corporations are subject to trade tax which is 13% of corporation tax. The combined income tax rate was 39% for the year 2002.

Legislation was enacted in September 2002 which increased the corporate tax rate for 2003 by 1.5% to 26.5%, plus a 5.5% solidarity surcharge on corporation tax effective January 1, 2003. The change resulted in an increase of the combined statutory income tax rate to 39.4% for the year ended December 31, 2003. As of 2004, the former income tax rate will be applicable again.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
(Continued)
(amounts in € thousands, unless otherwise stated)

For the years ended December 31, 2003, 2002 and 2001, expenses differed from the amounts computed by applying the effective combined income tax rate of 39% as follows:

	For the years ended December 31,

	2003	2002	2001

Income before taxes and minority interests	580,280	526,549	543,758
Computed income tax expense at the effective
combined income tax rate	228,860	205,354	212,066
Non-deductible expenses	23,600	34,309	16,583
Foreign tax rate differential	(6,775)	(2,696)	(10,088)
Impact of IAS 12 (revised 2000)	0	0	23,220
Tax credits on dividends	0	(16,017)	(13,518)
Tax free income	(19,167)	(17,311)	(12,721)
Tax for prior years	14,375	0	0
Other	(5,690)	(1,471)	557

Total	235,203	202,168	216,099

Effective income tax rate	40.5%	38.4%	39.7%

Deferred income tax assets and liabilities relate to the following items:

	At December 31,

	2003	2002

Assets
Intangibles	9,721	10,290
Property, plant and equipment	5,171	11,624
Inventories	18,095	14,138
Receivables and other assets	6,647	7,558
Pension and other post-retirement benefits	24,080	23,652
Other provisions	11,821	12,679
Other liabilities	27,937	5,082
Deferred income	39,073	28,442
Tax loss carry-forwards	5,198	1,567
Other	249	4,086

Deferred tax assets	147,992	119,118

Liabilities
Intangibles	(1,996)	0
Property, plant and equipment	(31,718)	(42,635)
Financial assets	0	(122)
Marketable securities	(8,794)	0
Inventories	(7,840)	(8,733)
Receivables and other assets	(14,046)	(9,847)
Gain deferred for tax purposes	0	(8,618)
Other provisions	(23,102)	(790)
Liabilities	(13,134)	(4,178)
Other	(1,372)	(1,986)

Deferred tax liabilities	(102,002)	(76,909)

Deferred tax assets, net	45,990	42,209

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
(Continued)
(amounts in € thousands, unless otherwise stated)

Net deferred income tax assets and liabilities are as follows:

	At December 31,

	2003	2002

Deferred tax assets	79,282	68,208
Deferred tax liabilities	(33,292)	(25,999)

Deferred tax assets, net	45,990	42,209

At December 31, 2003, the Company had tax loss carry-forwards of € 44.9 million (2002: € 30.4 million), of which € 8.3 million (2002: € 18.0 million) have unlimited carry-forward periods, € 14.9 million (2002: € 12.4 million) expire before 2008 and € 21.7 million expire after 2008. Deferred tax assets on tax loss carry-forwards of € 14.5 million and € 24.8 million were not recognized as of December 31, 2003 and 2002, respectively, due to the fact that the future realization against taxable income is not probable.

At December 31, 2003, a deferred tax liability has not been provided for the excess amount of € 616 million (2002: € 265 million) for financial reporting under IFRS over the tax basis of certain investments in subsidiaries that are essentially permanent in duration. These amounts become taxable upon a repatriation of earnings from the subsidiaries. It is not practicable to estimate the amount of the unrecognized deferred tax liability for these undistributed earnings.

(26)	Personnel expenses

	For the years ended December 31,

	2003	2002	2001

Wages and salaries	438,609	418,824	392,989
Social security contributions	85,481	88,340	81,554
Expenses for pensions and other post-retirement benefits	33,008	28,323	20,586

Total personnel expenses	557,098	535,487	495,129

The expenses were incurred for the following average number of employees during the year:

	For the years ended December 31,

Number of employees by segment	2003	2002	2001

Pharmaceuticals	7,583	7,406	6,779
Chemicals	2,426	2,259	2,193
Holding company	64	48	38

Total	10,073	9,713	9,010

The pro rata consolidated companies had on average 213, 202 and 78 employees for the years ended December 31, 2003, 2002 and 2001, respectively, which are included proportionately. The above figures include 298, 218 and 195 interns for the years ended December 31, 2003, 2002 and 2001.

(27)	Commitments and contingencies

Research and development agreements

As part of its research activities, the Company has entered into various long-term research agreements with research and development providers to collaborate on the discovery, development and commercialization of pharmaceutical drugs. Under these agreements, the Company provides research funding over the agreed upon service period. In addition, cost reimbursements, license fees, milestone payments, and royalties may be required to be paid depending on the terms of the respective

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
(Continued)
(amounts in € thousands, unless otherwise stated)

agreement and the outcome of the research activities. As of December 31, 2003, the estimated payments to these parties, assuming the milestones or other conditions are met are as follows:

2004	54,332
2005	37,231
2006	22,000
2007	10,500
2008	0
Thereafter	0

Total	124,063

Guarantees and other commitments

	At December 31,

	2003	2002

Commitments for capital expenditures and other purchase obligation	71,839	87,518
Guarantee for pension obligations of disposed business	15,319	15,531
Other	7,546	3,962

Total	94,704	107,011

In 1995, the Company sold its dietetics business line. In accordance with the German Civil Code, the Company remains liable for the pension commitments for holders of annuities and prospective beneficiaries since the sale was consummated as an asset transaction. The Company is obligated to make payments on demand of the former employees, but has the right of refund from the acquirer according to the purchase agreement. No payments have been requested.

Rental and lease arrangements

The Company rents and leases property and equipment used in its operations. These leases are classified as either operating or capital leases. The lease contracts expire on various dates in the future.

Future minimum lease payments for non-cancelable operating and capital leases at December 31, 2003 are:

	Capital leases	Operating leases

2004	700	11,427
2005	697	11,813
2006	309	10,027
2007	390	10,896
2008	226	9,738
After 2008	2,788	0

Total minimum lease payments	5,110	53,901

Less amount representing interest	(881)

Present value of lease payments	4,229
Less current portion	(518)

Non - current lease obligations	3,711

Total rent expense was € 38.4 million, € 30.6 million and € 29.9 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
(Continued)
(amounts in € thousands, unless otherwise stated)

(28)	Related party transactions

Susanne Klatten is considered a related party, as she owns 50.1% of the shares of ALTANA AG. She is Deputy Chairwoman of the supervisory board. During the years reported there were no transactions between her and the Company except for dividends distributed and the regular compensation for her function on the supervisory board. Ms. Klatten is also chairwoman of the board of counselors of the Herbert Quandt Foundation, and Dr. Nikolaus Schweickart, the chairman of the Company’s management board, serves as the chairman of the board of the Herbert Quandt Foundation.

Additionally, Susanne Klatten is shareholder and member of the supervisory board of BMW AG. In the years reported the Company has purchased company cars from the BMW group. These transactions are not disclosed separately as they are insignificant to the Company’s financial statements and are carried out at normal third party terms.

Affiliated companies, joint ventures and associated companies that are not included in the consolidated financial statements are considered related parties. Balances due to and due from related parties are recorded in other assets, other liabilities and debt as they are not material. Balances and transactions with unconsolidated subsidiaries are included in the amounts disclosed below.

	At December 31,

	2003	2002

Balances due from related parties	1,222	1,143
Balances due to related parties	(11,021)	(6,621)
Deposit from Herbert Quandt Foundation	25,636	25,586

Related party transactions
	For the years ended December 31,

	2003	2002	2001

Sales	341	134	1,437
Services and goods acquired	(13,434)	(977)	(746)
Rent expense	0	(849)	(570)
Interest income	6,472	12	0
Interest expense	(5,819)	(1,366)	(884)

The amount for services and goods acquired relates mainly to the toll manufacturing agreement with Bracco ALTANA Pharma GmbH.

(29)	Compensation of the supervisory board and management board

If the proposal regarding the distributed dividend for 2003 is approved at the annual shareholders’ meeting the compensation of the supervisory board will amount to €1.3 million. For both of the years ended December 31, 2002 and 2001, respectively, the approved compensation expense was € 1.7 million. Of the compensation for 2003 € 0.3 million were fixed and for 2002 and 2001, respectively, the fixed portion amounted to € 0.1 million. The variable portion is € 0.8 million for 2003 and € 1.6 million for 2002 and 2001, respectively. Additionally, in 2003 € 0.2 million were paid to delegates as compensation for collaboration in two committees, as described in the following paragraph.

The fixed compensation for each member of the supervisory board amounts to € 20 a year, thereof € 10 in shares of the company. The variable compensation amounts to € 0.7 for every percent of the dividend, exceeding 4 % of the share capital, that is approved at the annual shareholders’ meeting. The chairman receives two times these amounts, the deputy chairman receives one and a half times these amounts. The chairmen of the personnel committee and the audit committee receive € 40 each and the members of these committees receive € 20 each.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
(Continued)
(amounts in € thousands, unless otherwise stated)

The total compensation for 2003 is attributable to the members of the supervisory board as follows:

	Fixed compen- sation*	Variable compen- sation	Committee compen- sation	Total compen- sation

Justus Mische (chairman)	40	111	40	191
Marcel Becker (deputy chairman)	30	83	20	133
Susanne Klatten (deputy chairwoman)	30	83	20	133
Dr. Uwe-Ernst Bufe	20	55	20	95
Yvonne D’Alpaos-Götz	20	55	20	95
Dr. Rango Dietrich (since May 6, 2003)	13	37	0	50
Wolfgang Eichhorn (until May 6, 2003)	7	19	7	33
Ulrich Gajewiak (since May 6, 2003)	13	37	13	63
Ralf Giesen	20	55	20	95
Prof. Dr. Dr. h.c. mult. Wolfgang A. Herrmann	20	55	0	75
Dr. Uwe Krüger (until May 6, 2003)	7	19	0	26
Dr. Thomas Martin (since May 6, 2003)	13	37	0	50
Prof. Dr. Heinz Riesenhuber	20	55	0	75
Dr. Klaus-Jürgen Schmieder	20	55	40	115
Dr. Jörg Senn-Bilfinger (until May 6, 2003)	7	19	0	26

Total	280	775	200	1,255

     * thereof 50% in shares of the company at a share price of € 47.65 (Xetra price at year-end on December 30, 2003)

The total compensation for the management board was € 4.7 million, € 6.4 million and € 5.7 million for the years ended December 31, 2003, 2002 and 2001, respectively and for 2003 is attributable to the members of the management board as follows:

	Fixed compensation	Variable compensation	Total compensation

Dr. Nikolaus Schweickart (Chairman)	505	1,190	1,696
Dr. Hermann Küllmer	345	663	1,008
Dr. Hans-Joachim Lohrisch	378	888	1,266
Dr. Matthias L. Wolfgruber	310	399	709

Total	1,538	3,140	4,678

The variable compensation of members of the management board is based on operating income before amortization of goodwill (EBITA) and return on capital employed (ROCE).

Additionally, the members of the management board receive variable compensation in the form of stock options for management as long-term incentive. In 2003, a total of 130,000 options were granted that are attributable to the members of the management board according to the following table. The exercise of the options is contingent upon specific conditions. See Note 13 “Employee incentive plans” for a description of the stock options plans.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
(Continued)
(amounts in € thousands, unless otherwise stated)

Stock option plan 2003

Dr. Nikolaus Schweickart (Chairman)	40,000 options
Fair value at the day of grant	547
Value as of December 31, 2003	0

Dr. Hermann Küllmer	30,000 options
Fair value at the day of grant	410
Value as of December 31, 2003	0

Dr. Hans-Joachim Lohrisch	30,000 options
Fair value at the day of grant	410
Value as of December 31, 2003	0

Dr. Matthias L. Wolfgruber	30,000 options
Fair value at the day of grant	410
Value as of December 31, 2003	0

At December 31, 2003, the members of the management board held a total of 299,500 options. The compensation expense for these stock option plans amounted to €162, €143 and €128 for the years ended December 31, 2003, 2002 and 2001 respectively.

The fair value of the options at the day of grant is calculated based on the Black Scholes / Binominal option pricing model. The value of the options as of December 31, 2003 is calculated as the difference of the share price on that date and the exercise price.

In 2003, Dr. Nikolaus Schweickart exercised 15,000 options and Dr. Hans-Joachim Lohrisch 22,000 options, both of the stock option program 2000. Of the stock option program 2001, Dr. Hermann Küllmer exercised 27,000 options in 2003. The members of the management and the supervisory board reported the purchase of 2,300 ALTANA shares to ALTANA AG.

For the members of the management board, a pension accrual in the amount of € 3,695 and € 3,289 is recorded as of December 31, 2003 and 2002, respectively. For prior members of the management board and their surviving dependents, a pension accrual in the amount of € 6,837 and € 6,824 is recorded as of December 31, 2003 and 2002, respectively. The compensation expense totaled € 620, € 600 and € 537 for the years ended December 31, 2003, 2002 and 2001, respectively.

(30)	Litigation

Deutsch-Atlantische Telegraphen AG (DAT)

Subsequent to the conclusion of a Profit Transfer and Control Agreement with DAT in 1988 and the integration of DAT in the ALTANA AG in 1990, a group of minority shareholders of DAT initiated legal action, alleging that our compensation offer to the minority shareholders was inadequate.

After consideration of the case, both the “Landgericht Köln” and the “Oberlandesgericht Düsseldorf” confirmed that the 1.3 or 1.4 shares offered to the former DAT shareholders was a fair consideration. However, in 1999 the Federal Constitutional Court of Germany overturned this ruling stating that the compensation should take into account the higher share price of the DAT shares on the stock market during the relevant period.

On March 12, 2001, the German Federal Supreme Court (Bundesgerichtshof, BGH) ruled that the exchange ratio must be based on the average market price of the shares to be exchanged during the three months preceding the approval of the Profit Transfer and Control Agreement by the general shareholder meeting. The BGH referred the case to a lower court. On July 4, 2003, the “Oberlandesgericht Düsseldorf” made a final ruling in regard to the exchange ratio, which was 3.45 ALTANA shares for one DAT share (not taking into account the various stock splits that have occurred in the meantime).

Based on the final court ruling, ALTANA’s total liability has been measured at € 19.3 million. As at December 31, 2002, the Company had already accrued € 16.1 million. Accordingly, an expense of € 3.2 million has been recognized in 2003 in other operating expense. ALTANA’s obligation will have

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
(Continued)
(amounts in € thousands, unless otherwise stated)

to be settled in cash and in the Company’s shares. The obligation has been measured at the stock price of the day of the court ruling. In 2003, 207,036 ALTANA treasury shares have been transferred to former DAT shareholders and € 0.9 million were paid in cash. At December 31, 2003, the remaining obligation totaling € 8.0 million has been recorded in other liabilities.

Other litigation and potential exposures

From time to time, the Company is party to or may be threatened with other litigation arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters. The ultimate outcome of these matters is not expected to materially affect the Company’s consolidated balance sheets, income statements or cash flows.

(31)	Subsequent events (unaudited)

The management board approved the financial statements on February 20, 2004. The supervisory board of ALTANA AG authorized the issuance of the financial statements on March 17, 2004.

(32)	Statement of Compliance with the German Corporate Governance Code

In November 2003, the management and supervisory boards of the Company issued the corporate governance statement of compliance in accordance with § 161 AktG. This statement is available on the website of the Company.

(33)	Reconciliation to U.S. GAAP

The consolidated financial statements of the Company have been prepared in accordance with IFRS. These principles and practices differ in various respects from U.S. GAAP. The differences that affect net income for the years ended December 31, 2003, 2002 and 2001 and shareholders’ equity as of December 31, 2003 and 2002 are set out in the reconciliation below:

	For the years ended December 31,

	Note	2003	2002	2001

Net income under IFRS		345,222	324,408	327,937
Adjustments
Goodwill	a	16,551	16,809	1,627
Intangible assets	b	(3,294)	(1,615)	(359)
Capitalization of interest on property, plant &
equipment	c	(515)	2,364	1,186
Marketable securities	d	(8,089)	(481)	(8,258)
Employee incentive plans	e	(8,004)	8,761	(34,968)
Provisions for pensions and similar obligations	f	365	(283)	(600)
Voluntary termination benefits	g	1,480	2,818	934
Other accruals	h	1,345	(5,089)	4,042
Revenue recognition	i	1,803	1,803	1,803
Hyperinflation accounting	j	(887)	(1,192)	(1,292)
Other		1,838	(444)	735
Tax effect of U.S. GAAP adjustments	k	(3,034)	(9,782)	13,381
Differences in accounting for income taxes standards	l	(8,122)	(334)	7,470

Net income under U.S. GAAP		336,659	337,743	313,638

Basic earnings per share under U.S. GAAP		2.47	2.47	2.28
Diluted earnings per share under U.S. GAAP		2.47	2.46	2.26

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
(Continued)
(amounts in € thousands, unless otherwise stated)

		At December 31,

	Note	2003	2002

Shareholders’ equity under IFRS		1,445,425	1,250,302
Adjustments
Goodwill	a	(11,994)	17,040
Intangible assets	b	48,220	10,225
Capitalization of interest on property, plant & equipment	c	4,822	5,402
Employee incentive plans	e	(4,704)	(16,795)
Provisions for pensions and similar obligations	f	2,386	4,091
Voluntary termination benefits	g	15,599	13,817
Other accruals	h	722	(495)
Revenue recognition	i	(14,594)	(16,397)
Hyperinflation accounting	j	1,180	2,563
Other		2,691	54
Tax effect of U.S. GAAP adjustments	k	(901)	(1,965)
Differences in accounting for income taxes standards	l	(18,845)	(6,736)

Shareholders’ equity under U.S. GAAP		1,470,007	1,261,106

a)	Goodwill

In accordance with IAS 22, “Business Combinations”, goodwill and negative goodwill arising out of business combinations completed prior to January 1, 1995 could be charged against retained earnings. Such a provision did not exist under APB No. 16, “Business Combinations”, which has resulted in a reinstatement and amortization of pre 1995 goodwill for U.S. GAAP purposes.

In accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates”, goodwill and other fair value adjustments resulting from purchase business combinations that have not been recorded in the accounts of the foreign subsidiary may be recorded at the reporting currency for financial statement purposes. SFAS No. 52, “Foreign Currency Translation”, requires goodwill and other fair value adjustments to be recorded in the functional currency of the acquired business and translated into the reporting currency, which results in an adjustment to goodwill and other net assets with a corresponding effect on depreciation and amortization expense as well as other comprehensive income.

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 142 requires the Company to evaluate its existing intangible assets and goodwill and to make any necessary reclassification in order to conform with the new requirements at the date of adoption.

Also, in connection with the transitional impairment evaluation, SFAS No. 142 requires that the Company assess whether there was an indication that goodwill is impaired as of January 1, 2002. In this regard, the Company (1) identified its reporting units, (2) determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, (3) determined the fair value of each reporting unit, and (4) compared the carrying value and fair value of each reporting unit. Based on these procedures the Company did not identify any circumstances in which the carrying value of a reporting unit exceeded its fair value as of the SFAS No. 142 transitional date. In addition to the transitional impairment evaluation described above, the Company performed its annual SFAS No. 142 goodwill impairment test as of September 30, 2002 and 2003, and found no indications of impairment. This evaluation was made based on the forecast calculations that were updated in September.

Consistent with the provisions of SFAS No. 142 the Company ceased amortization of all goodwill effective January 1, 2002.

In August 2003, the Company acquired various assets from Schenectady International Inc. (see Note 3) and recognized goodwill in the amount of € 46.2 million in accordance with IAS 22 and IAS 38. In accordance with SFAS No. 142 the Company reclassifies € 43.1 million of the IFRS goodwill to

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
(Continued)
(amounts in € thousands, unless otherwise stated)

customer related intangible assets under U.S. GAAP and amortizes it over the estimated useful life of 10 years.

b)	Intangible assets

Under U.S. GAAP, Emerging Issues Task Force Issue (“EITF”) No. 98-11, “Accounting for Acquired Temporary Differences in Certain Purchase Transactions That Are Not Accounted for as Business Combinations”, determines that the principle outlined in SFAS No. 109 should be used to record the assigned value of an asset in which the amount paid differs from the tax basis of the asset, that means deferred taxes are shown gross. Such a provision does not exist under IFRS. The assumption of a deferred tax liability as part of an acquisition of an intangible asset resulted in a larger asset for U.S. GAAP than for IFRS. As required by SFAS No. 142, the Company has also reassessed the useful lives and residual values of all recognized intangible assets and there are no indications of impairments in relation to these assets.

As described in (a) Goodwill above, in 2003 the Company acquired assets from Schenectady International Inc. € 43.1 million of the goodwill recognized for IFRS purposes has been reclassified to customer related intangibles under U.S. GAAP.

c)	Capitalization of interest on property, plant & equipment

In accordance with IAS 23, “Borrowing Costs”, interest costs may be recognized as an expense in the period in which they are incurred. Under SFAS No. 34, “Capitalization of Interest Cost”, interest costs incurred must be capitalized on qualifying assets.

d)	Marketable securities

In 2003, the Company reversed the impairment charge in accordance with IAS 39 (revised 2000) relating to its 8.3% investment in GPC Biotech AG, Martinsried, Germany. The impairment charge was taken in 2002 as the fair market value of the security fell below cost for a substantial period. However, in 2003 the share price increased considerably due to the announcement of several positive results mainly related to two of the company’s research and development projects. The reversal was recorded in financial income, totaling € 7.7 million. Under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, impairment charges cannot be reversed.

e)	Employee incentive plans

Under IFRS compensation expense for options granted under employee incentive plans is measured as the excess of the average cost of treasury shares acquired over the exercise price of the options where such shares are designated to settle stock options. The expense is recognized in income over the applicable vesting period.

In accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees”, FASB Interpretation No. 28, “Accounting for Stock Appreciation Rights and other Variable Stock Option or Award Plans”, and related interpretations, compensation expense for variable options granted under employee incentive plans which are settled in cash (ALTANA Investment Plans), settled in cash or stock at the election of the employee (Management Stock Option Plans 1999 and 2000) or settled in stock (Management Stock Option Plans 2001 to 2003) is remeasured as the excess of the quoted market value of the shares at each balance sheet date over the exercise price, provided it is probable that performance requirements of the plan will be met. The expense is recognized through the measurement date or the exercise date, if no measurement date, based on the estimated number of shares to be issued.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
(Continued)
(amounts in € thousands, unless otherwise stated)

If compensation expense for stock based compensation under the Management Stock Option Plans 2001, 2002 and 2003 had been based upon the fair value at the grant date, consistent with the methodology proscribed under SFAS No. 123, “Accounting for Stock Based Compensation”, the Company’s net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	2003	2002	2001

U. S. GAAP net income
As reported	336,659	337,743	313,638
Add: Stock-based employee compensation expense (income) included in reported net income, net of related tax effects of 380 (2002: (317);
2001: (375))	3,444	(2,468)	3,246
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects
of 2,293 (2002: 1,682; 2001: 1,053)	(21,881)	(14,980)	(3,402)

Pro forma	318,222	320,295	313,482

Basic U.S. GAAP earnings per share
As reported	2.47	2.47	2.28
Pro forma	2.33	2.34	2.28

Diluted U.S. GAAP earnings per share
As reported	2.47	2.46	2.26
Pro forma	2.33	2.33	2.26

The fair value of the stock options issued in conjunction with the Management Stock Option Plans (2001 to 2003) is estimated at the date of grant using the Black Scholes / Binominal option pricing model based on the following assumptions:

	Management		Key Manage-	Management
	Stock option	Executive	ment option	Stock option
	plan	option plan	plan	plan

	2003	2002	2002	2001

Expected dividend yield	1.5%	1.3%	1.3%	1.68%
Expected volatility	35%	42.41%	42.12%	37.5%
Risk-free interest rate	3.5%	4.5%	4.5%	4.5%
Expected lives (in years)	3.5	10	10	5
Fair value per option (in €)	13.67	27.00	25.84	16.72

f)	Provisions for pensions and similar obligations

Under IFRS, actuarial gains and losses were recognized immediately in income through the year ended December 31, 1999. Beginning in 2000, the Company elected the option to defer and amortize actuarial gains and losses exceeding a corridor of 10% (the “corridor approach”) over the average remaining service period of active employees.

In accordance with SFAS No. 87, “Employers’ Accounting for Pensions”, the corridor approach has been applied in all periods presented.

The reconciling item relates to the different effective dates for use of the corridor approach under IFRS and U.S. GAAP.

g)	Voluntary termination benefits

Under IFRS, any plan incentive for voluntary termination benefits is recorded in its entirety based on the number of employees expected to participate in the plan.

Under U.S. GAAP, the obligation for voluntary termination benefits is first recognized when the employee accepts the offer. The total costs of the benefits are accrued on a straight-line basis over the remaining service period, which for ALTANA ranges from zero to 60 months.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
(Continued)
(amounts in € thousands, unless otherwise stated)

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

Under SFAS No. 5, “Accounting for Contingencies”, an estimated loss from a loss contingency must be accrued if the contingency is probable and can be reasonably estimated. SFAS No. 5 uses the term “probable” to describe a future event in which the outcome is likely to occur. Accordingly, the timing of recording accruals may differ between IFRS and U.S. GAAP.

i)	Revenue recognition

The Company has entered into various license and supply agreements under which it received fixed up-front payments. The Company receives separate payments for the delivery of products under these agreements.

In accordance with IAS 18, “Revenue”, such up-front payments received in connection with licensing agreements are recognized immediately if the payments are not refundable and unconditional and when no significant uncertainty as to their collectibility exists. If such payments are conditional on future events, recognition of revenue is deferred until the future events occur.

Under U.S. GAAP, up-front payments and other similar non-refundable payments received which relate to the sale or licensing of products or technology are reported as deferred income and recognized as other income over the related period of collaboration on a straight-line basis.

j)	Hyperinflation accounting

Under both IAS 29, “Financial Reporting in Hyperinflationary Economies”, and SFAS No. 52, “Foreign Currency Translation”, an economy is considered hyperinflationary if cumulative inflation exceeds 100% over the most recent three year period. Based on these criteria, Mexico was no longer considered hyperinflationary for the years beginning January 1, 1998.

For U.S. GAAP purposes , however, inflationary accounting was extended until January 1, 1999, because the AICPA International Practices Task Force concluded that although Mexico’s three-year cumulative inflation rate as of April 30, 1998 had dropped below 100% (93%), there was no sufficient evidence that this decline was “other than temporary”. The adjustment reflects this extension.

k)	Tax effect of U.S. GAAP adjustments

The adjustment relates to the current and deferred tax effect of the above adjustments.

l)	Differences in accounting for income taxes standards

Under IAS 12 (revised 2000), “Income Tax”, tax benefits of future tax credits that will be realized when the previously taxed income is distributed are recognized as a reduction of income tax expense in the period when a liability to pay the dividend is recognized. Under the method of accounting the Company adopted prior to the application of IAS 12 (revised 2000), deferred tax assets and liabilities were computed using the rate on distributed earnings. Additionally, current and deferred tax assets were recognized for the tax benefits of future tax credits that would be realized when the previously taxed income was distributed. With the adoption of IAS 12 (revised 2000) as of January 1, 2001, current and deferred tax assets for the tax benefits of future tax credits that will be realized when the previously taxed income is distributed were written off through income tax expense. A tax benefit was recognized in 2002 and 2001 for the tax credit on the dividend that was declared and paid during 2002 and 2001, respectively.

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

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
(Continued)
(amounts in € thousands, unless otherwise stated)

return. There were no tax credits for the distribution of previously taxed income included in the Company’s 2001 tax return and, consequently, no tax benefit recognized in 2001. A tax benefit was recognized in 2002 for the tax credit on the dividend that was declared and paid during 2002, since that tax credit was included in the Company’s 2002 tax return.

In accordance with IAS 12, deferred taxes are not provided on a revaluation surplus that will only be taxable upon distribution or liquidation. For U.S. GAAP purposes, EITF No. 93-16, “Application of FASB Statement No. 109 to Basis Differences within Foreign Subsidiaries That Meet the Indefinite Reversal Criterion of APB Opinion No. 23”, deferred taxes for a revaluation surplus are recorded if no mechanisms are available under the tax law to avoid eventual treatment of the revaluation surplus as taxable income.

In accordance with IAS 12, a deferred tax asset or liability is not recognized for temporary differences that arise from the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting profit nor taxable profit. SFAS No. 109, “Accounting for Income Taxes”, does not have a similar exception to the recognition of deferred tax assets and liabilities.

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

The above differences between IFRS and U.S. GAAP accounting for income taxes are summarized as follows:

	Shareholders’ equity		Income statement
	At December 31,		For the years ended

	2003	2002	2003	2002	2001

Outside basis differences	(6,862)	0	(6,862)	0	10,337
Deferred taxes related to revaluation surplus	(1,313)	(1,428)	115	(353)	(1,075)
Deferred taxes arising upon initial recog-
nition of an asset or liability	(8,588)	(5,718)	1,117	926	340
Income taxes paid on intercompany profits	(2,082)	410	(2,492)	(907)	(2,132)

	(18,845)	(6,736)	(8,122)	(334)	7,470

(34)	Additional U.S. GAAP disclosures

Pro forma information on amortization of goodwill

The following table reconciles net income adjusted to exclude amortization expense related to goodwill, assuming the adoption of SFAS No. 142 had occurred as of January 1, 2001:

	For the years ended December 31,

	2003	2002	2001

Reported U.S. GAAP net income	336,659	337,743	313,638
Add back amortization of goodwill	0	0	27,579

Adjusted U.S. GAAP net income	336,659	337,743	341,217

U.S. GAAP earnings per share reported	2.47	2.47	2.28
U.S. GAAP earnings per share adjusted	2.47	2.47	2.47

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
(Continued)
(amounts in € thousands, unless otherwise stated)

The changes in the carrying value of goodwill for the years ended December 31, 2003 and 2002, respectively, are as follows:

	Pharmaceuticals	Chemicals	Total

Balance as of January 1, 2002	20,470	73,869	94,339
Goodwill acquired during the year	0	3,595	3,595
Goodwill written off related to sale of business unit	(9,258)	0	(9,258)
Translation adjustment	(2,079)	(2,792)	(4,871)

Balance as of December 31, 2002	9,113	74,672	83,805
Goodwill acquired during the year	0	3,116	3,116
Goodwill written off related to sale of business unit	0	0	0
Translation adjustment	(2,095)	(1,955)	(4,050)

Balance as of December 31, 2003	7,038	75,833	82,871

Accounting for joint ventures

The Company accounts for its investments in joint ventures using the pro rata consolidation method in accordance with IAS 31, “Financial Reporting of Interests in Joint Ventures”. Under U.S. GAAP, all investments in which the Company exercises significant influence, but does not exercise control, must be accounted for using the equity method. The differences in accounting between the proportional consolidation method and the equity method do not have an impact on shareholders’ equity or net income. The following summarizes the proportional effect of all such entities accounted for under the pro rata consolidation method.

	At December 31,

	2003	2002

Balance sheet information
Fixed assets	2,964	3,746
Other assets	11,843	7,186

Total assets	14,807	10,932

Shareholders’ equity	13,078	9,550
Accrued liabilities	1,126	927
Liabilities	603	455

Total liabilities and shareholders’ equity	14,807	10,932

	For the years ended December 31,

	2003	2002	2001

Income statement information
Net sales	16,635	17,650	11,777
Operating income	13,332	9,620	(50)
Net income	12,171	9,109	(214)

Cash flow statement information
Net cash flow used in operating activities	12,216	1,625	(1,680)
Net cash flow used in investing activities	(193)	(4)	(2,869)
Net cash flow used in financing activities	0	0	3,739

Consolidated balance sheets

Certain items in the consolidated balance sheets would be classified differently if presented under U.S. GAAP.

In accordance with IFRS, all deferred tax assets and liabilities are classified as non-current. Under U.S. GAAP, deferred tax assets and liabilities would be classified as current or non-current based on

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
 (Continued)
(amounts in € thousands, unless otherwise stated)

the classification for financial reporting of the related asset or liability. At December 31, 2003 and 2002, deferred tax assets and liabilities for U.S. GAAP were as follows:

	At December 31,

	2003	2002

Deferred tax assets – current	44,228	34,480
Deferred tax assets – non-current	20,463	17,762

Deferred tax liabilities – current	(7,409)	(1,097)
Deferred tax liabilities – non-current	(31,036)	(17,638)

Consolidated income statements

Certain items in the consolidated income statements would be classified differently under U.S. GAAP. These items include the reversal of certain provisions and allowances that would generally be recorded in the same line item as the provision was originally recorded under U.S. GAAP rather than as other income. Shipping and handling costs totaling € 41.8 million, € 40.3 million and € 38.7 million for the years ended December 31, 2003, 2002 and 2001, respectively, are included primarily in selling expenses.

Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”, requires the disclosure of changes in shareholders’ equity that do not result from transactions with shareholders (comprehensive income). Comprehensive income includes the following items:

	For the years ended December 31,

	2003	2002	2001

Net income under U.S. GAAP	336,659	337,743	313,638
Net unrealized gains (losses) on available-for-sale securities and impact of derivatives net of tax of 3,686, (682) and (1,461) in 2003, 2002 and 2001, respectively	33,932	(8,219)	(5,793)
Foreign currency translation adjustments	(48,149)	(85,598)	423

Other comprehensive expense, net of tax	(14,217)	(93,817)	(5,370)

Comprehensive income, net of tax	322,442	243,926	308,268

Accumulated balances of other comprehensive income are as follows:

			Foreign	Other
	Marketable		currency	comprehensive
	securities	Derivatives	translation	income (loss)

Balance at January 1, 2001	(434)	0	(631)	(1,065)
Reclassification to net income, net of tax	1,806	0	0	1,806
Net unrealized gains (losses), net of tax	(7,599)	0	423	(7,176)

Balance at December 31, 2001	(6,227)	0	(208)	(6,435)
Reclassification to net income, net of tax	20,990	0	0	20,990
Net unrealized losses, net of tax	(29,209)	0	(85,598)	(114,807)

Balance at December 31, 2002	(14,446)	0	(85,806)	(100,252)
Reclassification to net income, net of tax	14,403	15,257	0	29,660
Net unrealized gains (losses), net of tax	5,428	(1,156)	(48,149)	(43,877)

Balance at December 31, 2003	5,385	14,101	(133,955)	(114,469)

All of the unrealized losses from cash flow hedges are likely to be recognized in income within the next 24 months and therefore will be reclassified from other comprehensive income to earnings.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
(Continued)
(amounts in € thousands, unless otherwise stated)

New U.S. accounting pronouncements

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. SFAS No. 149 has multiple effective date provisions depending on the nature of the amendment to SFAS No. 133. The adoption of SFAS No. 149 did not have a material impact on the Company’s consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 requires companies to account for certain financial instruments having characteristics of both liabilities and equity as liabilities or (in some cases) assets rather than classifying those instruments as equity. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003 and for contracts in existence at the start of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company’s consolidated financial statements.

In May 2003, the Emerging Issues Task Force reached consensus on EITF Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”, which addresses (1) how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and (2) how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered into in financial periods beginning after June 15, 2003. EITF 00-21 did not have a material impact on the Company’s consolidated financial statements.

The FASB issued FIN No. 46 in January 2003, “Consolidation of Variable Interest Entities”, which provides guidance regarding the consolidation of certain entities in which equity investors do not have the characteristics of controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 introduces the concept of variable interest entities, explains how to identify a variable interest entity, and requires that the primary beneficiary of any variable interest entity consolidate that entity. In December 2003, the FASB deliberated a partial deferral of and certain proposed modifications to FIN No. 46 to address certain implementation issues. The Board decided that all of the proposed modifications will be incorporated directly into a revised FIN No. 46, rather than into a new interpretation that amends FIN No. 46 (FIN 46-R or the “Revised Interpretation”). The effective dates for the Company for both FIN No. 46 and FIN 46-R are at the end of the first annual reporting period ending after March 15, 2004.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
(Continued)
(amounts in € thousands, unless otherwise stated)

(35)	Main Consolidated Companies

Corporate name, location and country of incorporation	Field of activity	Equity(1)	Ownership interest(2)

		(€ in mil- lions)	(%)
Pharmaceuticals
ALTANA Pharma AG, Constance, Germany	Production, Distribution	59	100
ALTANA Pharma Deutschland GmbH, Constance, Germany	Distribution	2	100
ALTANA Pharma Consumer Health GmbH, Hamburg, Germany	Distribution	0	100
ALTANA Pharma AG, Kreuzlingen, Switzerland	Distribution	12	100
ALTANA Pharma Ltd., Marlow, Great Britain	Distribution	1	100
ALTANA Pharma B.V., Hoofddorp, The Netherlands	Distribution	28	100
ALTANA Pharma N.V./S.A., Diegem, Belgium	Distribution	5	100
ALTANA Pharma S.A.S., Le Mée-sur-Seine, France	Distribution	20	100
ALTANA Pharma GmbH, Vienna, Austria	Distribution	20	100
ALTANA Pharma S.p.a., Milan, Italy	Distribution	28	100
ALTANA Pharma S.A., Madrid, Spain	Distribution	12	100
ALTANA Pharma Sp.z.o.o., Warsaw, Poland	Distribution	16	100
ALTANA Inc., Melville, New York	Production, Distribution	40	100
ALTANA Pharma Inc., Oakville, Canada	Distribution	31	100
ALTANA Pharma S.A. de C.V., Mexico City, Mexico	Production, Distribution	57	100
ALTANA Pharma Ltda., São Paulo, Brazil	Production, Distribution	43	100
ALTANA Madaus (Pty.), Midrand, South Africa	Distribution	7	50

Chemicals
ALTANA Chemie AG, Wesel, Germany	Administration	865	100
BYK-Chemie GmbH, Wesel, Germany	Production, Distribution	106	100
Rhenania Coatings GmbH, Grevenbroich, Germany	Production, Distribution	9	100
DS-Chemie GmbH, Bremen, Germany	Production, Distribution	7	100
Terra Lacke GmbH, Lehrte, Germany	Production, Distribution	6	100
Wiedeking GmbH Elektroisoliersysteme, Kempen, Germany	Production, Distribution	5	100
BYK-Cera B.V., Deventer, The Netherlands	Production, Distribution	20	100
Rembrandtin Lack Ges. mbH, Vienna, Austria	Production, Distribution	18	100
Deatech s.r.l., Ascoli Piceno, Italy	Production, Distribution	24	100
Salchi-Rhenacoat s.r.l., Burago Molgora, Italy	Production, Distribution	7	51
The P.D. George Company Inc., St. Louis, Missouri	Production, Distribution	18	100
BYK-Chemie USA, Wallingford, Connecticut	Production, Distribution	53	100
BYK-Chemie Japan KK, Osaka, Japan	Distribution	5	100
Tongling SIVA Insulating Materials Co. Ltd., Tongling City, People’s Republic of China	Production, Distribution	15	100

Other subsidiaries
ALTANA Technology Projects GmbH, Bad Homburg v.d.H., Germany	Investments in and collaborations with biotech companies	62	100

(1)	Figures calculated in accordance with International Financial Reporting Standards (“IFRS”).
(2)	Portion of ownership interest equals portion of voting power held.