Form 20-F
ALTANA    AKTIENGESELLSCHAFT
filed 2005-04-07
CIK 1182802

Back to Contents

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
OR
   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                        to
Commission file number:

ALTANA Aktiengesellschaft

(Exact Name of Registrant as Specified in Its Charter)

Federal Republic of Germany

(Jurisdiction of Incorporation or Organization)

Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of each class	on which registered
American Depositary Shares, each representing 1 Ordinary	New York Stock Exchange
Share, no par value
Ordinary Shares, no par value*	New York Stock Exchange

*	Listed, not for trading or quotation purposes, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

          Securities registered or to be registered pursuant to Section 12(g) of the Act: None

          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

          The number of issued and outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2004 was 135,285,154 no par value.

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

Item 17       Item 18

Back to Contents

TABLE OF CONTENTS:

Back to Contents

FORWARD-LOOKING STATEMENTS

     This annual report contains certain forward-looking statements, i.e., current expectations or estimates of future events or future results. When used in this document, the words ‘‘anticipate’’, ‘‘believe, ‘‘estimate’’, ‘‘expect’’, ‘‘intend’’, ‘‘plan’’ and ‘‘project’’, and similar expressions, as they relate to us or our management, identify forward-looking statements. These statements are based on beliefs of our management as well as assumptions made by and information currently available to us. Such statements reflect our current views with respect to future events and are subject to various risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from those which may be expressed or implied by such forward-looking statements. The accompanying information contained in this annual report, including the information under ‘‘Item 3: Key Information — Risk Factors’’, ‘‘Item 4: Information on the Company’’ and ‘‘Item 5: Operating and Financial Review and Prospects’’ identifies important factors that could cause such differences. These factors include our ability to develop, obtain regulatory approval for and launch new and innovative pharmaceutical and chemical products, price regulations for pharmaceuticals and budgeting decisions of local governments and health care providers, the level of our investment in pharmaceuticals-related R&D in any given period, the sales and marketing methods that we use to distribute our pharmaceuticals, the composition of our pharmaceuticals portfolio, our ability to maintain close ties with our chemicals customers, the business cycles experienced by our chemicals customers and the prices of the raw materials that we use in our chemicals business. Forward-looking statements speak only as of the date they are made. We do not intend, and do not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

Back to Contents

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Back to Contents

ITEM 3: KEY INFORMATION

Selected Consolidated Financial Data

     The selected consolidated financial data as of and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 set forth below are derived from our consolidated financial statements. Our consolidated financial statements as of and for the years ended December 31, 2000, 2001 and 2002 have been audited by KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, Germany (‘‘KPMG’’); our consolidated financial statements as of and for the years ended December 31, 2003 and 2004 have been audited by PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, Germany (‘‘PwC’’).

     We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS). IFRS differ in certain significant respects from U.S. Generally Accepted Accounting Principles (U.S. GAAP). For a description of the significant differences between IFRS and U.S. GAAP and a reconciliation of net income and shareholders’ equity to U.S. GAAP, see notes 33 and 34 to our consolidated financial statements.

     All share and per share data in this annual report relating to prior periods have been restated to reflect the changes to our share capital that occurred in 2001.

     You should read the information below in conjunction with our consolidated financial statements and the other financial information that we have included elsewhere in this annual report. For our consolidated financial statements as of and for each of the three years ended December 31, 2004, see the discussion beginning on page F-1.

Back to Contents

Selected Consolidated Financial Data as of and for the Five Years Ended December 31, 2004

     The following table presents selected consolidated financial information as of and for the five years ended December 31, 2004:

		As of and for the year ended December 31,(1)
	2000	2001	2002	2003	2004

	(€ in millions, except per share/ADS amounts)
Selected income statement data
Amounts in accordance with IFRS
Net sales	1,928	2,308	2,609	2,735	2,963
Gross profit	1,144	1,414	1,681	1,788	1,949
Research and development expenses	(219)	(285)	(369)	(412)	(445)
Operating income	309	520 (2)	538	563	617
Financial income	21	24	(12)	17	7
Income before taxes and minority
interests	329	544	527	580	624
Net income	181	328	324	345	391

Weighted average number of
shares outstanding during period (in
millions)	138.8	137.5	136.6	136.3	135.9
Basic earnings per share/ADS(3)	1.30	2.38	2.37	2.53	2.88
Diluted earnings per share/ADS(4)	1.30	2.37	2.36	2.53	2.87
Dividends per share/ADS(5)	0.44 (6)	0.60 (7)	0.75	0.83	0.95 (8)
Amounts in accordance with U.S. GAAP
Net income	166	314	338	337	385
Basic earnings per share/ADS(3)	1.20	2.28	2.47	2.47	2.83
Diluted earnings per share/ADS(4)	1.19	2.26	2.46	2.47	2.83

Selected balance sheet data
Amounts in accordance with IFRS
Property, plant & equipment	478	579	610	687	763
Cash & cash equivalents and marketable
securities	487	552	584	580	580
Total assets	1,812	2,127	2,269	2,532	2,699
Debt	100	127	117	96	58
Total liabilities	384	426	448	527	471
Total provisions	436	522	563	553	566
Total shareholders’ equity	984	1,170	1,250	1,445	1,661
Number of shares outstanding at period
end (in millions)	138.1	137.2	136.5	136.3	135.3
Amounts in accordance with U.S. GAAP
Total shareholders’ equity	973	1,159	1,261	1,470	1,683

Selected cash flow statement data
Amounts in accordance with IFRS
Net cash flow provided by operating
activities	282	309	442	425	427
Net cash flow used in investing activities	(156)	(113)	(204)	(298)	(192)
Net cash flow used in financing activities	(118)	(116)	(154)	(152)	(201)

(1)	Columns may not add due to rounding.
(2)	Includes a one-time gain in the amount of € 110 million resulting from the sale of our interest in a joint venture and a special donation of € 15 million to a charitable endowment.
(3)	Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the relevant period. Starting with the year ended December 31, 2003, the weighted average number of shares includes shares issuable in connection with the legal proceedings surrounding Deutsch-Atlantische Telegraphen AG (‘‘DAT’’). See ‘‘Item 4: Information on the Company — Legal Proceedings’’ for more information on these proceedings.
(4)	Diluted earnings per share is computed by dividing net income by the sum total of the weighted average number of shares outstanding during the relevant period, adjusted for shares issuable upon the exercise of options under stock option plans and, for years ended on or before December 31, 2002, shares issuable in connection with the DAT litigation.
(5)	Dividends are presented in the column of the year in respect of which they are declared. Dividends are paid in the year following the year in respect of which they are declared.
(6)	Does not include a one-time bonus dividend in the amount of € 0.17 per share.
(7)	Does not include a one-time bonus dividend in the amount of € 0.10 per share.
(8)	Management proposal to be submitted to our shareholders for approval at the annual general meeting to be held on May 4, 2005.

Back to Contents

Dividends

     The following table sets forth the dividends per share paid in respect of each of the five years in the period ended December 31, 2004 in euro and U.S. dollars. We declare dividends in euro. For purposes of the table below, we have converted the amounts paid as dividends into U.S. dollars using the noon buying rate on the date of the shareholders’ meeting at which the relevant dividends were approved. The table does not reflect the related tax credits that were available to German taxpayers in respect of dividend payments prior to 2002. Owners of our shares who are U.S. residents should be aware that they will be subject to German withholding tax on any dividends that they receive. See ‘‘Item 10: Additional Information — Taxation’’.

Year ended December 31,		Dividend per share

		(€)		($)
2000	(1)	0.44		0.39
2001	(2)	0.60		0.54
2002		0.75		0.85
2003		0.83		1.00
2004		0.95	(3)	–

(1)	Does not include a one-time bonus dividend in the amount of € 0.17 per share.
(2)	Does not include a one-time bonus dividend in the amount of € 0.10 per share.
(3)	Management proposal to be submitted to our shareholders for approval at the annual general meeting to be held on May 4, 2005.

     Both net income distributable as dividends and net income subject to German tax are determined on the basis of the stand-alone unconsolidated financial statements of our holding company, ALTANA Aktiengesellschaft, prepared in accordance with German GAAP. German GAAP differ in a number of important respects from both IFRS and U.S. GAAP. In 2004, our holding company’s net income calculated on an unconsolidated basis in accordance with German GAAP was € 164 million, compared with € 276 million in 2003. In 2002, our holding company’s net income calculated on an unconsolidated basis in accordance with German GAAP was € 1,113 million. This figure reflected corporate income tax-free capital gains resulting from changes to the legal organization of our group in 2002. We transferred the gains realized in connection with these changes to our holding company pursuant to various profit transfer agreements between our holding company and our two divisions. Excluding the effect of these gains, our company’s net income calculated on an unconsolidated basis in accordance with German GAAP would have been € 223 million in 2002. Because the companies that were affected by the organizational changes in 2002 are all wholly-owned subsidiaries of our holding company, the tax-free capital gains that arose in connection with these changes are not reflected in our consolidated financial statements.

Exchange Rate Information

     We publish our consolidated financial statements in euro. As used in this annual report, ‘‘euro’’, ‘‘EUR’’ or ‘‘€’’ means the single unified currency of the European Monetary Union. ‘‘U.S. dollar’’, ‘‘USD’’, ‘‘U.S.$’’ or ‘‘$’’ means the lawful currency of the United States of America. As used in this annual report, the term ‘‘noon buying rate’’ refers to the exchange rate for euro, expressed in U.S. dollars per euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in the city of New York for cable transfers in foreign currencies.

     To enable you to ascertain how the trends in our financial results would have appeared had they been expressed in U.S. dollars, the table below shows the average noon buying rates for U.S. dollars per euro for the five years ended December 31, 2004. The averages set forth in the table below have been computed using the noon buying rate on the last business day of each month during the periods indicated.

Back to Contents

Year ended December 31,	Average

2000	0.9209
2001	0.8909
2002	0.9495
2003	1.1411
2004	1.2478

     The following table shows the noon buying rates for U.S. dollars per euro for the six months ended March 31, 2005:

Month	High	Low

October 2004	1.2783	1.2271
November 2004	1.3288	1.2703
December 2004	1.3625	1.3224
January 2005	1.3476	1.2954
February 2005	1.3274	1.2773
March 2005	1.3465	1.2877

     On April 4, 2005, the noon buying rate was $ 1.2838 per € 1.00.

     Since the beginning of 1999, our shares have traded on the Frankfurt Stock Exchange in euro. We expect that fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro price of our shares on the Frankfurt Stock Exchange and as a result are likely to affect the market price of our American Depositary Shares (‘‘ADSs’’) on the New York Stock Exchange. In addition, you should note that any cash dividends that we may declare in the future will be denominated in euro. Therefore, exchange rate fluctuations between the euro and the U.S. dollar will affect the U.S. dollar amounts that the holders of our ADSs will receive upon the conversion of any cash dividends that we may pay out on the shares represented by these ADSs.

     A substantial portion of our assets, liabilities, revenues and expenses are denominated in currencies other than the euro. Accordingly, fluctuations in the value of the euro relative to other currencies have had a significant effect on the translation into euro of our non-euro assets, liabilities, revenues and expenses, and may continue to do so in the future. For further information on the impact of fluctuations in exchange rates on our operations, see ‘‘—Risk Factors — Risks Related to each of our Businesses’’ and ‘‘Item 11: Quantitative and Qualitative Disclosures About Market Risk.’’

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

     We operate in the pharmaceuticals and the specialty chemicals industries, both of which are highly competitive and are characterized by intensive research and development efforts and rapid technological change. Our success is highly dependent on our ability to discover, develop and manufacture new and innovative products on a cost-effective basis and to market them successfully. In doing so, we face and will continue to face intense competition from a variety of competitors, ranging from small niche companies to large national and international conglomerates. Based on total assets and annual revenues, we are significantly smaller than many of our competitors, which often have substantially greater financial, R&D and sales and marketing resources than we do. As a result,

Back to Contents

our competitors may succeed in developing and manufacturing products that are superior to our own products or that the market perceives to be more attractive. If this happens, our products may become uncompetitive and we may be unable to capture additional market share or may lose market share. In light of the ongoing consolidation of the industries in which we operate, we expect that the competitive pressures to which we are subject will increase in the future.

We operate in many different countries around the world. As a result, fluctuations in the exchange rates between the euro and other currencies could adversely affect our results of operations and reduce our ability to price our products competitively.

     Due to the international scope of our operations, our net sales and net income may be affected by fluctuations in exchange rates, particularly between the euro and the U.S. dollar. An increasing portion of our sales is made in markets outside the euro zone by our local subsidiaries or through distribution arrangements. As a result, fluctuations between the euro and the currencies in these markets may cause our reported revenues to vary significantly from period to period. For example, the devaluation of the U.S. dollar against the euro that started in 2002 has had a negative impact on our net sales, especially our reported sales of Pantoprazole, which is currently our most important product, in the United States. Any further devaluation of the U.S. dollar against the euro would intensify this effect. At the same time, a substantial proportion of our operating costs continues to be linked to the euro. Accordingly, exchange rate fluctuations have affected our profitability, and they may continue to do so in the future.

     You should note that in the past each of our subsidiaries was responsible for managing its own foreign exchange rate exposure. In 2003, we introduced a uniform hedging strategy for our main currency exposures, especially our exposure to the U.S. dollar and currencies linked to the U.S. dollar, by expanding the time frame for our hedging transactions and the range of instruments that we use in structuring them. We believe that this revised strategy has assisted us in better forecasting our operating results and in limiting our exposure to volatile exchange rates. Nevertheless, future fluctuations in the exchange rates between the euro and other currencies, particularly the U.S. dollar, may significantly influence our revenues and profitability.

     In addition to influencing our reported net sales and net income, exchange rate fluctuations may also impact our competitive position in countries whose currencies fluctuate against the euro. The continuous and significant strengthening of the euro relative to the U.S. dollar since 2002 has benefited our U.S.-based competitors, including in respect of their activities in the euro zone, and has also reduced our own pricing flexibility and adversely affected the reported revenues and profitability of each of our segments.

Because we depend on key management, scientific and technical personnel, our ability to compete would suffer if we were unable to hire and retain qualified employees.

     Our success depends upon the continued contributions of our key management, scientific and technical personnel, many of whom have substantial experience with our company and would be difficult to replace. Competition for qualified personnel is intense in the industries in which we operate, and we may be unable to attract the highly qualified employees that our business requires. If we lose the services of our key management or scientific and technical personnel or do not succeed in attracting highly qualified personnel in the future, our business may be hurt by a reduced ability to compete in the rapidly evolving markets in which we operate.

Our business will suffer if we are unable to obtain and defend intellectual property rights or if we do not gain access to, or are accused of infringing, the intellectual property rights of others.

     Our ability to remain competitive and to capture additional market share, particularly with respect to our pharmaceutical segment, depends in part on our ability to obtain and defend patents, trademarks and other forms of intellectual property protection for our products, and on our development and manufacturing processes and our know-how. While we intend to prosecute patents aggressively, the process of obtaining patents is lengthy and expensive. There can be no assurance that patents will be granted in connection with any of our currently pending or future applications or that such patents will be valid and of sufficient scope and strength to provide us with meaningful legal protection or any commercial advantage. In 2004, we received notices of applications filed by generic drug companies with the U.S. Food and Drug Administration (‘‘FDA’’) in the United States

Back to Contents

challenging our Pantoprazole patents with a view to manufacturing and distributing a generic version of Pantoprazole. In response to one of these patent challenges, we filed a patent infringement suit in April 2004 against TEVA Pharmaceutical USA, Inc. (‘‘TEVA’’) and its parent company TEVA Pharmaceutical Industries, Ltd. before the U.S. District Court for the District of New Jersey. In 2004, we also received two Abbreviated New Drug Applications (‘‘ANDAs’’) challenging our Pantoprazole formulation patents. Because the earliest that any patent infringement with respect to our formulation patents for Pantoprazole could pose a threat to our business is 2010 (until which date we believe we will continue to enjoy protection under our substance patents), we have decided not to take any immediate action with regard to these two ANDAs. At the beginning of March 2005, we received a notification from Sun Pharmaceuticals Advanced Research Centre (Limited) (‘‘Sun’’), one of the challengers of our Pantoprazole formulation patent, informing us that Sun has amended its ANDA to include a paragraph IV certification relating to our Pantoprazole substance patent. We have not yet decided which steps should be taken with regard to this amendment of Sun’s ANDA. While we believe that our U.S. patents relating to Pantoprazole are valid and enforceable and of sufficient scope and strength to prevent the entities that have made the filings and any other third party from manufacturing and distributing Pantoprazole-based generics at this time, there can be no assurance that we will be successful in defending our patents. For more information, see ‘‘Item 4: Information on the Company — Pharmaceuticals — Intellectual Property’’ and ‘‘Item 4: Information on the Company — Legal Proceedings’’.

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

     It may become necessary for us to seek to enforce our patents, trademarks, licenses and other forms of intellectual property protection and to protect our trade secrets by taking legal action or to engage in litigation in order to defend ourselves against claims of alleged infringement of someone else’s intellectual property brought against us by third parties. There can be no assurance that we will be able to successfully settle or otherwise resolve claims that may be brought against us by third parties in the future. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in costly and time-consuming litigation and may be prevented from, or experience substantial delays in, marketing our existing pharmaceuticals and launching new ones. Any of these events could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Back to Contents

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

     Although we maintain a comprehensive quality assurance program, there remains a risk that defects may occur in any of our products. The occurrence of such defects could give rise to liability for damages, including consequential and punitive damages, and could, by impairing our reputation, reduce the market’s acceptance of our products. This risk exists in each of our segments.

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

     We invest a considerable amount of our cash balances in marketable securities, particularly fixed-income securities. At December 31, 2004, our portfolio of marketable securities represented approximately 10% of our total assets. Fluctuations in stock prices and interest rate volatility may affect the value of our portfolio of marketable securities and thus have an adverse impact on our financial position.

Risks Related to our Pharmaceuticals Business

Because we depend on the sale of a limited number of key products to generate a substantial proportion of our revenues, factors adversely affecting the sale of these products could materially harm our revenues and results of operations.

     As with other companies in the pharmaceuticals industry, our pharmaceuticals division depends on sales of certain key products that account for a substantial portion of its revenues. For example, in 2004, our net sales of Pantoprazole, a proton pump inhibitor (‘‘PPI’’) that we offer for the

Back to Contents

treatment of ulcers and reflux disease, accounted for 57.6% of the net sales of our pharmaceuticals division, or 41.0% of our overall revenues. Pantoprazole has been a key revenue driver of our pharmaceuticals division for several years, and we expect that it will continue to account for a substantial proportion of our revenues in future periods. Despite our recent launch of the metered dose inhaler (‘‘MDI’’) application of Ciclesonide under the brand name Alvesco® and our intention to launch Roflumilast under the brand name Daxas® (provided we manage to obtain regulatory approval for this drug candidate), we expect to continue to depend on a limited number of key products, including Pantoprazole, for the foreseeable future.

     As a result of our dependence on key products, particularly Pantoprazole, factors adversely affecting the sale of any of these products could materially adversely affect our revenues and results of operations. These factors include:

•	Competition from other branded pharmaceuticals that may be equivalent or superior to our own products or that the market perceives to be more attractive;

•	Competition from generic versions of branded pharmaceuticals, irrespective of the way they are marketed, once the term of patent protection for the original branded pharmaceuticals has expired;

•	Technological advances;

•	The marketing strategies of our competitors;

•	Supply chain interruptions;

•	Work stoppages;

•	Changes in prescription practices;

•	Changes in the reimbursement policies of third-party payers; and

•	Product liability claims.

     Pantoprazole in particular faces competition from various other branded PPIs. Most notably, these competitors include AstraZeneca’s Esomeprazole and Takeda’s Lansoprazole. If our competitors continue to invest heavily in marketing these products, the ability of Pantoprazole to capture market share or maintain its current market share could be adversely affected.

     In addition, Pantoprazole and other branded PPIs face competition from generic PPIs, in particular generic PPIs based on a substance called Omeprazole. A variety of companies are marketing Omeprazole-based generics in Europe and the United States at prices that tend to be significantly lower than the price of Pantoprazole and other branded PPIs. Further competition may result from the launch of generic PPIs based on substances other than Omeprazole once the relevant patents have expired. Pantoprazole also competes with over-the-counter (‘‘OTC’’) PPIs. Unlike Pantoprazole, these PPIs are available to patients without a prescription. Various Omeprazole-based OTC PPIs have been launched in the United States and several European countries and are being marketed with increasing success. While generic and OTC PPIs have so far had a limited impact on the market for branded PPIs, including Pantoprazole, in Europe, we have started to experience stronger pricing pressure in the U.S. market with respect to Pantoprazole.

     From Pantoprazole’s introduction in 2000 until the fall of 2004, the drug’s market share in the United States grew, with temporary interruptions. However, as a result of the factors described above, Pantoprazole’s share of new PPI prescriptions has recently stabilized. Given the increasing competition from generic and OTC PPIs, there can be no assurance that Pantoprazole’s market share, prescription rates and net sales contribution will remain at their current levels in future periods.

We depend on Wyeth, Inc. (‘‘Wyeth’’) for the marketing and distribution of Pantoprazole in the United States. If Wyeth were to devote insufficient resources to the marketing of Pantoprazole or if we were to lose Wyeth as a partner, our sales of Pantoprazole would be adversely affected.

     Until June 2003, we marketed Pantoprazole in the United States exclusively through Wyeth Pharmaceuticals, the pharmaceuticals division of Wyeth, Inc. Since July 2003, our own dedicated sales force for the U.S. market has been co-promoting Pantoprazole alongside Wyeth. While this arrangement has afforded us greater influence with respect to the marketing of Pantoprazole in the United States, the revenues that we derive from this drug in the U.S. market continue to materially

Back to Contents

depend on the resources that Wyeth devotes to the marketing of this therapeutic. While our distribution arrangement with Wyeth requires Wyeth to use commercially reasonable efforts to sell Pantoprazole, there can be no assurance that Wyeth’s marketing efforts will be successful. In addition, Wyeth is entitled to terminate its distribution agreement with us under certain circumstances, including when a third party commences legal action against Wyeth alleging patent infringement, as well as without cause upon one year’s prior written notice. If Wyeth terminates the contract for reasons other than because we become insolvent or commit a material breach of the agreement, it is required to transfer all of its rights pertaining to Pantoprazole and to products based on this substance, including any regulatory approvals that it has obtained, to us. See ‘‘Item 10: Additional Information — Material Contracts’’ for a summary of the terms of our agreement with Wyeth. If we were to lose Wyeth as a distribution partner, we would be forced to find a suitable replacement. If we experience delays in finding such a replacement, our ability to sell Pantoprazole in the United States, which accounts for a substantial and increasing proportion of our Pantoprazole sales worldwide, would suffer, and, accordingly, our results of operations would be adversely affected.

Due to the inherent unpredictability of the process underlying the development of new pharmaceuticals, there can be no assurance that we will be able to successfully and timely launch new drugs and other pharmaceutical products.

     A critical element of our future success is the successful and timely commercial launch of new products. To this end, we devote substantial resources to research and development and have a number of promising candidates for new therapeutics in our pipeline, including a potential next-generation drug for indications similar to those of Pantoprazole and several candidates for the treatment of asthma and chronic obstructive pulmonary diseases (‘‘COPD’’). Because of the complexities and uncertainties associated with pharmaceutical research, however, we cannot be certain that any of these drug candidates will survive the development process and ultimately obtain the regulatory approvals needed in order to be launched commercially. While some of them are in advanced stages of clinical testing and appear to have desirable therapeutic profiles, adverse clinical and toxicological results remain possible at any time.

We may be unable to continue our expansion into the U.S. market, or our expansion may be delayed, each of which would limit our growth opportunities.

     A key element of the growth strategy of our pharmaceuticals division is our plan to expand into the United States. The United States is the biggest pharmaceuticals market in the world and offers the greatest growth opportunities for our business. We plan to continue our expansion into the U.S. market with the assistance of experienced co-promotion partners and by exploiting the launch of certain of our drugs and drug candidates, including Ciclesonide and Roflumilast, which are aimed at the treatment of respiratory indications, to gradually expand our own sales and marketing organization for innovative therapeutics in the United States. This sales and marketing organization supplements our existing U.S. operations for facial topics and certain other types of pharmaceuticals. While we made significant progress in this area in 2004, if either or both of Ciclesonide or Roflumilast fail to make it to the U.S. market or to generate sufficient demand in the United States, or if we were to lose our co-promotion partners for these drugs and be unable to find suitable replacements or experience delays in finding replacements, we may be unable to continue our expansion in the U.S. market or may experience delays in doing so. If we do not succeed in securing a strategic position in this or other international markets, the growth of our business may be adversely affected. In addition, we may be unable to recover investments that we have already made in these markets.

Because our business is subject to extensive governmental regulation, including price controls, our ability to market our products is subject to administrative constraints over which we have only limited influence.

     The development, manufacture and marketing of pharmaceuticals are subject to extensive governmental regulation. Regulatory approval is required in each jurisdiction in which we operate before any dosage form of any new pharmaceutical, including an off-patent equivalent of a previously approved pharmaceutical, may be marketed in that jurisdiction. The process for obtaining governmental approval to market pharmaceuticals is rigorous, time-consuming and costly, and it is impossible to predict the extent to which this process may be affected by legislative and regulatory developments. We currently have several projects in various stages of the approval process in the

Back to Contents

United States, the European Union and Japan. If we fail to obtain, or experience delays in obtaining, regulatory clearance to market new pharmaceuticals or existing pharmaceuticals for new indications or if we experience any other regulatory impediments, our results of operations may be adversely affected. Even after a pharmaceutical has been approved, it may be subject to regulatory action based on newly discovered facts concerning its safety or efficacy. Any such regulatory action may adversely affect the marketing of our pharmaceutical products, require changes to their labeling and even force us to withdraw them from the market altogether.

     In addition to the need for obtaining regulatory approval to market new products, we are subject to price controls imposed by local governments and health care providers and in some markets need to obtain special approval before patients are entitled to be reimbursed for purchasing our products. The existence of price controls can limit the revenues that we earn from our products and thus could also have an adverse effect on results of operations. The way in which price controls operate varies by country and can cause substantial disparities in the price levels prevailing in different markets. Many governments and private medical care providers, such as Health Maintenance Organizations (‘‘HMOs’’) and social security organizations, have introduced or are currently in the process of introducing reimbursement schemes that favor the replacement of branded pharmaceuticals by cheaper generic pharmaceuticals. Since January 1, 2003, the pharmaceutical industry in Germany has been required to grant the German public health care insurance companies (which are the main purchasers of drugs in the German health care market) fixed mandatory rebates (Kassenrabatte) for most ethical therapeutics. These rebates, which were increased from 6% in 2003 to 16% in 2004, have had a negative impact on our pharmaceuticals sales in Germany. In addition, in 2004, new legislation took effect which provides for the possibility to include patent-protected drugs in the system of statutory fixed reference prices for generic drugs containing certain classes of active ingredients. Drugs included in the statutory fixed reference price system are not subject to the fixed mandatory rebates. On January 1, 2005, the inclusion of Pantoprazole in the statutory fixed reference price system took effect. The association of the German health care insurance providers has included Pantoprazole in a reference price group along with other branded PPIs and cheaper Omeprazole-based generics. In our view, this classification ignores the substantial therapeutic improvements offered by Pantoprazole compared with Omeprazole (for example, the fact that Pantoprazole has less clinically relevant potential for metabolic interaction with other drugs). While we have lowered our prices for Pantoprazole in Germany to match the statutory fixed reference price for this drug so that German patients insured under the statutory health care insurance scheme and wishing to purchase Pantoprazole do not have to pay more than the amount covered by their respective health insurance policies, we have also filed suit against the association’s decision before the Social Court in Berlin, Germany. However, there can be no assurance that we will prevail in this lawsuit.

     As a result of these developments, we anticipate that German regulations will continue to have a negative impact on our business in Germany. We are also subject to further price regulations in various other countries, particularly in Europe. In the United States, generic substitution statutes, which aim to promote the substitution of original ethical drugs by less expensive generic drugs, have been adopted in virtually all states. In addition, the reform of the Medicare system, which was put in place at the end of 2003, has introduced pharmaceutical coverage for eligible beneficiaries. While demand for pharmaceuticals in the U.S. market could therefore increase significantly, the U.S. government could use its purchasing power to demand discounts from pharmaceutical companies, thereby creating de facto price controls on prescription drugs. As a result, we expect that we will continue to experience pricing pressures, which could adversely affect our turnover and operating results.

As part of our plans to expand our pharmaceuticals business, we expect to make substantial investments in therapeutic areas in which we have limited experience, such as oncology. If we are unable to develop new drugs in these areas, we may be unable to recoup our investments.

     Our medium- to long-term goal is to expand our pharmaceuticals business by entering markets in which we are currently not active. One such market that we may enter is the oncology market, which we expect will grow substantially in the future. We have commenced basic oncological research and entered into R&D collaborations with third parties, and we intend to make further investments related to oncology over the next several years. In addition, we may decide to enter other

Back to Contents

therapeutics markets, which may require us to make similar investments. Investments of this sort frequently involve significant cash expenditures, for example in connection with hiring qualified scientists, conducting R&D projects and making desirable acquisitions. In addition, you should note that we have limited experience with respect to therapeutics that we do not currently offer. As a result, there can be no assurance that we will be successful in developing, manufacturing and marketing therapeutics for new markets or integrating them with our existing portfolio at all or within a time frame that will enable us to recoup our initial investments. Any of these risks may ultimately have an adverse impact on our business, financial condition and results of operations.

Our R&D strategy involves creating and maintaining alliances and other collaborative arrangements with third parties, and any inability to find or retain suitable collaborators may adversely affect our ability to develop new pharmaceuticals.

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

     Because the specialty chemicals that we offer are used in a wide variety of downstream industries served directly or indirectly by us, including the automotive, construction, electrical appliances and packaging industries, our results are affected by the business cycles experienced by these industries. While we seek to reduce our exposure to these cycles by focusing on complementary geographic and product markets, there is no assurance that we will be successful in insulating our chemicals business from downturns experienced by the industries that it serves. In addition, we are not immune to negative economic developments affecting more than one of these industries. Economic downturns can lead to overcapacity, oversupply, price pressure, reduced growth and lower margins, each of which could adversely affect our business and results of operations.

Our results may suffer if we are unable to offset increases in raw material prices or pass them on to our customers.

     Raw material costs account for a significant portion of the cost of sales of our chemicals business. The prices and availability of the raw materials that we use in our chemicals business vary with market conditions and can be highly volatile. If we are unable to compensate for increasing raw material prices by achieving cost savings in other areas or to pass such increases on to our customers, or if the prices for our products decrease faster than raw material prices, our profitability may be hurt. In 2004, we continued to experience high raw material prices, especially for oil and oil-related products. We continue to attempt to protect ourselves against these developments by seeking to streamline our production processes, centralizing our procurement efforts and substituting more expensive raw materials for cheaper ones. Nevertheless, we have historically not always been successful in offsetting the impact of rising raw material prices, and there can be no assurance that we will be in the future. Therefore, you should be aware that any movements in the level of the raw material prices that we use in our chemicals business may have a material impact on our business, results of operations and financial condition.

Back to Contents

Our growth depends in part on our ability to acquire and successfully integrate companies into our existing organization.

     A key element of the growth strategy of our chemicals division is to supplement our internal growth with strategic acquisitions of businesses and technologies that we consider capable of complementing or enhancing our existing products or of providing us with access to new markets. As a result, if we are unable to identify suitable acquisition targets, our growth prospects may suffer. In addition, in pursuing acquisitions, we may face competition from other companies operating in the specialty chemicals and related industries. Our ability to make acquisitions may be limited also by applicable antitrust, anti-takeover and other regulations in the United States, the European Union and any of the other jurisdictions in which we do business. If any of these risks materialize, we may be unable to make desirable acquisitions or to complete them on terms attractive to us. If that occurs, our ability to grow in certain of our business areas may be adversely affected.

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

Back to Contents

ITEM 4: INFORMATION ON THE COMPANY

Introduction

     We are a globally operating company that develops, manufactures and markets innovative pharmaceutical and chemical products for a range of targeted, highly specialized applications. In 2004, we reported net sales of € 2,963 million, 83% of which were generated outside of our home market Germany, and operating income of € 617 million.

     In each of the last five years, we were able to significantly increase our revenues and operating income, although the growth rate has flattened in recent years. Much of this development has been driven by Pantoprazole, our main therapeutic, which we offer for the treatment of reflux disease as well as gastric and duodenal ulcers, but increasingly also from growth of our chemicals business. Given the market position that Pantoprazole has achieved to date, we expect the growth of Pantoprazole to slow in the coming years. The following table provides a breakdown of our net sales and shows our operating income for the three years ended December 31, 2004:

Results of Operations
	2002	2003	2004	CAGR(1)

	(€ in millions, except %)			(%)
Net sales
Pharmaceuticals	1,861	1,980	2,109	9.9
Chemicals	748	755	854	6.0

Total	2,609	2,735	2,963	8.7

Operating income	538	563	617	5.9
As % of net sales	20.6	20.6	20.8

(1) The Compound Annual Growth Rate (‘‘CAGR’’) measures the average annual growth of a line item over the period for which data is shown in the table.

     For a description of our principal capital expenditures over the last three years, see ‘‘Item 5: Operating and Financial Review and Prospects — Liquidity and Capital Resources’’.

     Our pharmaceuticals division is committed to developing innovative therapeutics for the global pharmaceuticals markets with a strategic focus on unmet medical needs in the gastrointestinal and respiratory areas. Our pharmaceuticals business is currently mainly driven by Pantoprazole. We market Pantoprazole in virtually all regions of the world with the exception of Japan. The main markets for the drug are the United States and Europe. Pantoprazole has been chiefly responsible for the growth of our pharmaceuticals division in recent periods, and we expect that it will continue to be a key revenue driver in the coming year.

     In addition, after successfully completing the Mutual Recognition Procedure (‘‘MRP’’) in most European countries, we recently started marketing Ciclesonide, an innovative product for the treatment of asthma, as a metered dose inhaler (‘‘MDI’’) device under the brand name Alvesco® in two European markets, Germany and the United Kingdom. As of the end of February 2005, we had received regulatory approval for Ciclesonide in 18 countries, and in October 2004, our collaborative partner in the United States, Sanofi-Aventis, received an ‘‘approvable letter’’ for Ciclesonide from the FDA. For more information on the ‘‘approvable letter’’, see ‘‘ Products — Therapeutics —Respiratory franchise’’.

     We are also co-developing Roflumilast, a promising drug candidate for the treatment of asthma and chronic obstructive pulmonary diseases (‘‘COPD’’), for which we filed an application for regulatory approval in the European Union with the European Medicines Agency (‘‘EMEA’’) in February 2004. We intend to market Roflumilast under the brand name Daxas®.

     In addition to our portfolio of prescription therapeutics, we offer imaging reagents and an assortment of over-the-counter (‘‘OTC’’) drugs, which are drugs that are available to patients without prescription.

Back to Contents

     Our chemicals division offers a portfolio of innovative high quality specialty chemicals, including additives and measuring instruments, coatings and sealing compounds, and electrical insulation coatings for use in a wide range of downstream applications. In light of the highly application-specific nature of the specialty chemicals that we offer, we maintain close contact with our customers and constantly aim to develop, manufacture and market products that respond to their specific requirements. We believe that our customer-oriented approach has enabled us to achieve leading positions in the selected markets that we serve as well as revenue growth and margins above the average of our peers.

     At December 31, 2004, we had operating subsidiaries in over 25 countries, which marketed our products on a worldwide basis. At that date we employed almost 10,800 people, of whom 19.7% worked in research and development. We believe that our commitment to the international expansion of our business and to R&D will enable us to capture future growth opportunities in the pharmaceuticals and specialty chemicals industries in our various targeted markets.

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

Strategy

     Our group mission, which serves as a guiding principle for both our divisions, is to increase our value through sustained profitable growth by developing, manufacturing and marketing innovative products in selected high-margin areas and expanding our operations internationally. We are committed to fully exploiting the opportunities of emerging technologies by investing a substantial amount of our annual earnings in R&D and to enlarging our presence in all important international markets, particularly the United States and Asia.

     We measure our success in creating value by reference to sustained levels of growth in earnings, annual dividends and market capitalization. To focus our efforts on these criteria, we have sought to align the interests of our management and employees with those of our shareholders by implementing stock-based compensation programs. Accordingly, we operate annual stock option plans that are open to our management board, senior executives and other key and high-potential employees. We also offer an annual share ownership plan for those of our employees who are not eligible to participate in our stock option plans. For more information on these plans, see ‘‘Item 6: Directors, Senior Management and Employees — Share Ownership — Stock Option Plans’’ and ‘‘— Item 6: Directors, Senior Management and Employees — Share Ownership — ALTANA Investment Program.’’

     In addition to our overall group strategy, we have also formulated more detailed strategies for each of our two divisions.

     In our pharmaceuticals division, our strategy is to:

•
Develop innovative therapeutics in high-growth areas. To capitalize on opportunities in the worldwide pharmaceuticals markets, we concentrate our efforts on the discovery and development of innovative therapeutics in those areas that we believe offer the highest growth potential. Our current focus is on expanding our successful gastrointestinal franchise by exploiting the expertise that we have gained through the development of Pantoprazole, while strengthening our respiratory franchise. To this end, we are actively developing next-generation therapeutics for the treatment of ulcers and acid reflux disease, including Soraprazan, which is an acid pump antagonist (‘‘APA’’) in Phase II clinical development. Recently we launched the MDI application of Ciclesonide, an innovative drug for the treatment of asthma, under the brand name Alvesco® in two major European markets, and we are in the process of applying for regulatory approval of an additional innovative drug for the treatment of asthma and COPD, Roflumilast, which we intend to market under the brand name Daxas®. Our medium- to long-term goal is to supplement our existing franchises by entering the oncology market, which we expect will grow

Back to Contents

substantially in the future. Consistent with our strategy to concentrate on those segments of the pharmaceuticals markets that offer the greatest growth potential, we have disposed of most of our diagnostics business in 2002.

•
Expand our business internationally, particularly in the United States, to capture growth opportunities in the global pharmaceuticals markets. International markets already account for more than 80% of the net sales of our pharmaceuticals division. We consider the further internationalization of our business a key element of our growth strategy. The strong market position of Pantoprazole in the United States has enabled us to achieve substantial sales increases over the past years. In 2004, our U.S. pharmaceutical sales amounted to € 647 million, representing 30.7% of the total net sales of our pharmaceutical division in this period. To solidify and expand our position in this and other important international markets, we aim to increase our visibility by entering into co-promotion arrangements with partners that have established marketing and sales organizations and by exploiting the launch of our pipeline drugs to gradually expand our own sales and marketing organizations for innovative pharmaceuticals in the U.S. and other overseas markets. In addition, we plan to create and expand our own research, clinical development and regulatory affairs facilities in overseas locations, especially in the United States and Japan.

•	Focus on R&D. We believe that the foundation of our long-term growth strategy is our continued emphasis on R&D with a special focus on therapeutics, the strategic core of our pharmaceuticals business. In addition, we intend to expand the depth and scope of our R&D activities by entering into strategic collaborations with third parties active in biotechnology and molecular science with a view to enhancing our R&D efforts in the areas of genomics and proteomics. To fully exploit the fruits of our research, we complement our own efforts by entering into co-development arrangements with third parties. We also develop drugs on the basis of technologies licensed from third parties. See ‘‘Pharmaceuticals — Research and Development — R&D strategy’’ for more information on our R&D strategy.

     In our chemicals division, we seek to:

•	Market comprehensive customer-oriented solutions. In our chemicals business, we provide our customers with comprehensive solutions that combine specialized chemical products with technical advice and assistance regarding their adaptation and integration into our customers’ manufacturing processes. To this end, we typically market our products on a decentralized basis and maintain customer service facilities in proximity to our customers’ premises. We believe that this strategy enables us to add substantial value to our customers’ products and their manufacturing efforts. Our customer-driven philosophy has enabled us to achieve leading positions in terms of innovation, quality and service in a number of selected markets. In addition, because our customers pay us primarily for the performance of our products, rather than the chemical substances of which they consist, we believe that our ability to offer comprehensive solutions has allowed us to attain higher profit margins than many of our peers.

•	Maintain an innovative portfolio of technologically superior products. We believe that our focus on developing innovative products has earned us an industry-wide reputation as a supplier of technologically advanced specialty chemicals. We intend to build upon this reputation by continuing to spend substantial resources on R&D. To ensure that our R&D efforts are at all times geared towards improving the performance of our products, all our R&D projects are carried out in close cooperation with our sales and service organization. This approach, which we believe distinguishes us from our competitors, enables us to collaborate with our customers and to constantly adapt the focus of our efforts in response to their needs.

•	Focus on selected markets. We seek to achieve a leading position in each of our targeted markets through innovation, quality and service. A key element of our strategy is to focus on markets that are too small to form a core business of our larger competitors and yet too complex to be serviced by smaller companies, which typically have insufficient

Back to Contents

resources to meet the market’s expectations in terms of R&D and international scope. In selecting markets to enter, we aim to maintain a strategic portfolio of downstream markets that allows us to supply a wide array of complementary industries. We believe that this approach enables us to diversify our risk by reducing our exposure to the business cycles of individual markets. In line with this strategy, we have divested parts of our industrial coatings business, which do not meet our criteria with respect to innovation and high demand for technical support, and have decided to focus increasingly on solutions for flexible packaging within our Coatings & Sealants business unit.

*
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

     In 2004, our pharmaceuticals division generated net sales of € 2,109 million, an increase of 6.5% compared with 2003. The chart below provides a breakdown of our pharmaceuticals net sales by geographic region for the three years ended December 31, 2004:

Pharmaceutical Net Sales by Geographic Region

     A substantial portion of our growth is attributable to the successful marketing of Pantoprazole in all key markets for branded proton pump inhibitors (‘‘PPIs’’) with the exception of Japan. While we have experienced strong double digit growth in the European markets, growth in North America has recently slowed down due to increased competition in the U.S. market for branded PPIs and the increasingly adverse exchange rate situation over the past years. We expect that the proportion of our net sales accounted for by sales to Europe and North America will continue to increase in future

Back to Contents

years due to the continued commercialization of Pantoprazole and the introduction of new pharmaceuticals, such as Ciclesonide, which was recently launched in two major European markets as MDI application. This trend may, however, be less pronounced than it has been in the past. The increase in net sales in Latin America in 2004 was due primarily to investments we made in Brazil in 2003, the effects of which more than offset continuing adverse currency exchange rate effects, especially in Mexico. Sales in Germany declined due to significant savings measures taken by the operators of the German health care system.

     As a result of the international dimension of our business, our results of operations are materially affected by exchange rate fluctuations in any given period, especially by changes in the exchange rate between the euro on the one hand, and the U.S. dollar and currencies linked to the U.S. dollar on the other hand. See ‘‘Item 3: Key Information — Risk Factors — Risks Related to each of our Businesses’’ and ‘‘Item 11: Quantitative and Qualitative Disclosure About Market Risk’’ for more information on our exchange rate exposure.

In 2004, our pharmaceuticals division comprised three principal business areas:

•	Therapeutics, comprising prescription drugs for gastrointestinal and respiratory indications as well as a variety of other therapeutics;

•	OTC, comprising drugs, tonics, vitamins and medical accessories that patients may purchase over-the-counter without the need to obtain a prescription; and

•	Imaging, comprising diagnostic reagents, such as contrast media, for in vivo applications.

     In addition, we generate limited revenues from other sources, mainly from contract manufacturing on behalf of third parties.

     At the end of 2002, we sold a substantial part of our former diagnostics business to DiaSorin s.r.l., while retaining certain diagnostic technologies that are directly relevant to our pharmaceuticals research. Accordingly, effective January 1, 2003, we changed the presentation of our pharmaceuticals business to reflect four business areas: therapeutics, OTC, imaging and other. Diagnostic revenues generated prior to the sale of our diagnostics business in 2002 are now presented within other.

     The following chart provides a breakdown of our pharmaceutical net sales by business area for the three years ended December 31, 2004:

Pharmaceutical Net Sales by Business Area

     The growth of our pharmaceuticals division is driven primarily by our therapeutics business and especially by our acid suppressant Pantoprazole, which continued to be the primary growth driver for the division, accounting for 57.6% of its net sales in 2004.

Products

Therapeutics

     Overview. In our therapeutics business, we develop, manufacture and market prescription drugs, commonly referred to as ethical therapeutics, primarily for gastrointestinal and respiratory indications.

Back to Contents

     In addition, we market therapeutics for cardiovascular and a variety of other indications. In 2004, our therapeutics business generated net sales of € 1,839 million.

     The following table shows a breakdown of our therapeutics net sales by franchise for the three years ended December 31, 2004:

Therapeutics Net Sales by Franchise

	2002	2003	2004

		(€ in millions)

Gastrointestinal	1,083	1,241	1,367
Respiratory	57	59	59
Other	425	424	413

Total	1,565	1,724	1,839

     In the medium- to long-term, we intend to expand our therapeutics business by entering the oncology market. We have already commenced basic research related to oncology and entered into a number of collaborations with biotech companies through which we seek to enhance our R&D expertise in this area. See ‘‘— Research and Development — R&D strategy’’ for more information on our R&D strategy.

     Gastrointestinal franchise. In our gastrointestinal franchise, we market drugs for the treatment of diseases affecting the human esophagus, stomach and intestine. In 2004, our gastrointestinal business achieved net sales of € 1,367 million.

     The most important product in our gastrointestinal portfolio is our patent-protected therapeutic Pantoprazole. In 2004, Pantoprazole accounted for net sales of € 1,216 million, or 88.9%, of the revenues of our gastrointestinal franchise.

     Pantoprazole is an acid suppressant drug that belongs to the family of so-called proton pump inhibitors (‘‘PPIs’’). Over the past decade, the worldwide market for PPIs has experienced rapid growth, and the number of PPIs and their labeled indications has expanded. Doctors typically use Pantoprazole for the short- and long-term treatment of patients with gastroesophageal reflux disease (‘‘GERD’’), a chronic condition caused by the reflux of stomach acid into the esophagus. Medscape estimates that more than 40% of adults experience GERD symptoms at least twice a week. If left untreated, esophageal damage caused by GERD can lead to even more serious complications, including a precancerous condition known as Barrett’s esophagus and esophageal cancer. Pantoprazole blocks the enzyme responsible for producing acid in the gastric mucosa, thereby restricting the flow of acid into the stomach. Pantoprazole has also received approval in the United States and Europe for the long-term treatment of GERD and very recently in some European countries for the ‘‘on demand’’ treatment of GERD. These developments have expanded its use. In addition, Pantoprazole has also received regulatory approval in many countries outside the United States for the treatment of gastric and duodenal ulcers as well as the prevention of ulcers caused by non-steroidal anti-inflammatory drugs (‘‘NSAIDs’’). Ulcers result from the digestive action of the gastric juice on the mucous membrane when the latter is rendered susceptible to its action, for example, by certain drugs or local factors, including the Helicobacter pylori infection. Helicobacter pylori is the bacterium chiefly responsible for peptic ulcers. In addition, Pantoprazole h as received approval in the United States, Europe and various other countries for application in an intravenous formulation. Pantoprazole intravenous has important therapeutic benefits for the treatment of patients who are unable to receive a PPI by other routes and who need an intravenous (‘‘IV’’) agent for the short term. In some countries, we also offer Pantoprazole in combination with two antibiotics for the eradication of Helicobacter pylori.

     We believe that Pantoprazole enjoys therapeutic advantages vis-à-vis its competitors. First, clinical studies we have conducted on Pantoprazole suggest that Pantoprazole has less clinically relevant potential for metabolic interaction with other drugs. This feature distinguishes Pantoprazole from competing PPIs. Our studies have also shown that Pantoprazole has a higher bioavailability

Back to Contents

than other PPIs. Bioavailability is a measure for the degree and rate at which a substance is absorbed into the body. Finally, Pantoprazole was the first PPI available in the United States as both an oral and an IV preparation. Recently, however, a Lansoprazole IV preparation has been launched, and we expect an Esomeprazole IV preparation to be launched in the near future.

     Pantoprazole enjoys substance patent protection in Europe until June 2005 and in the United States until July 2010. In addition, the drug benefits from supplementary protection certificate (‘‘SPC’’) protection in the majority of European countries until the end of May 2009. In 2004, a third party submitted an Abbreviated New Drug Application (‘‘ANDA’’) for approval of a generic version of Pantoprazole challenging our Pantoprazole substance patents to the U.S. Food and Drug Administration (‘‘FDA’’). In response to this patent challenge, we filed a patent infringement suit against the applicant in the United States in April 2004. We are confident that our U.S. patent relating to Pantoprazole is valid and enforceable and of sufficient scope and strength to prevent the company that submitted the ANDA or any other third party from manufacturing and distributing Pantoprazole-based generics during the remaining life of this patent. In 2004, we also received two ANDAs challenging our Pantoprazole formulation patents. Because the earliest that any patent infringement with respect to our formulation patents for Pantoprazole could pose a threat to our business is 2010 (until which date we believe we will continue to enjoy protection under our substance patents), we decided not to take any immediate steps with regard to these two ANDAs. At the beginning of March 2005, we received a notification from Sun Pharmaceuticals Advanced Research Centre (Limited) (‘‘Sun’’), one of the challengers of our Pantoprazole formulation patent, informing us that Sun has amended its ANDA to include a paragraph IV certification relating to our Pantoprazole substance patent. We have not yet decided which steps should be taken with regard to this amendment of Sun’s ANDA. For additional information, see ‘‘— Intellectual Property’’, ‘‘—Regulation — United States’’, ‘‘Legal Proceedings’’ and ‘‘Item 3: Key Information — Risk Factors —Risks Related to our Pharmaceuticals Business’’.

     We have offered Pantoprazole in our home market, Germany, under the name Pantozol®, since 1994 and in the United States, under the name Protonix®, since 2000. As a result, we currently offer the drug in virtually all regions of the world with the exception of Japan. According to our internal records and data provided to us by our co-marketing partners, co-promotion partners and licensees, global market sales of Pantoprazole amounted to € 2,481 million in 2004. Market sales include our own direct sales to the market as well as the sales of our licensees and co-marketing and co-promotion partners. See ‘‘— Sales and Marketing’’ for a description of our sales and marketing organization.

     Pantoprazole has experienced rapid growth in almost every market in which it has been launched. Based on data available to us, total market sales of Pantoprazole in 2004 totaled € 1,428 million in North America, € 210 million in Germany, € 681 million in Europe excluding Germany, € 48 million in Latin America, and € 114 million elsewhere. These figures yield total market sales of Pantoprazole of € 2,481 million in 2004, compared with € 2,350 million in 2003 and € 2,007 million in 2002. The growth in total market sales of Pantoprazole in each of the three years reflects the strong growth in demand for this product in many regions of the world, including the U.S market.

     Our launch of Pantoprazole in the United States benefited from our marketing collaboration with Wyeth Pharmaceuticals, the pharmaceuticals division of Wyeth, Inc. (‘‘Wyeth’’). According to IMS Health, as of the week ending February 11, 2005, Pantoprazole’s share of new U.S. prescriptions for PPIs was 22.2%, while our total prescription share amounted to 21.8%.

     We expect Pantoprazole to continue to be a key revenue driver for our business for at least the next several years, although we expect the growth rate to flatten given that the drug has already achieved a substantial position in all markets in which it has been launched and as a result of the impact of increasing competition. Pantoprazole faces competition from various other branded PPIs, including Takeda’s Lansoprazole and AstraZeneca’s Esomeprazole. If our competitors continue to invest heavily in marketing these products, the ability of Pantoprazole to capture market share or maintain its current market share could be adversely affected. In addition, Pantoprazole faces increasing competition from generic PPIs, in particular generic PPIs based on a substance called Omeprazole. A variety of companies, including Schwarz Pharma AG, Mylan Laboratories Inc., Novartis AG and Torpharm, are marketing Omeprazole-based generics in Europe and the United

Back to Contents

States at prices that tend to be lower than the price of Pantoprazole and other branded PPIs. Further competition may result from the launch of generic versions of PPI molecules other than Omeprazole once the relevant patents have expired. In addition, Pantoprazole competes with OTC PPIs. Unlike Pantoprazole, these PPIs are available to patients without a prescription. Various Omeprazole-based OTC PPIs have been launched in the United States and several European countries and are being marketed with increasing success. While generic and OTC PPIs have so far had a limited impact on the market for branded PPIs, including Pantoprazole, in Europe and the United States, we have started to experience stronger pricing pressure in the U.S. market.

     Factors that we believe should limit Pantoprazole’s ongoing exposure to competition include Wyeth’s branding experience, which we believe should enable us to continue to convey the therapeutic benefits of Pantoprazole to the market, and the pricing of Pantoprazole at a substantial discount to other PPIs, including Astra Zeneca’s Esomeprazole. However, there can be no assurance that we will be able to raise or maintain Pantoprazole’s market share in future periods. See ‘‘Item 3: Key Information — Risk Factors — Risks Related to our Pharmaceuticals Business’’ and ‘‘Competition’’ for more information on the competitors of Pantoprazole.

     Our continued commitment to the development of innovative gastrointestinal therapeutics has yielded Soraprazan, a potential next-generation drug for indications similar to those of Pantoprazole. Soraprazan is currently in Phase II clinical development. See ‘‘— Research and Development Pipeline’’ for more information on Soraprazan and its therapeutic profile and on our R&D efforts in the area of gastrointestinal therapeutics generally.

     Respiratory franchise. In our respiratory franchise, we offer drugs to treat chronic obstructive lung diseases, such as asthma and chronic obstructive pulmonary disease (‘‘COPD’’), and respiratory infections. Asthma is a chronic inflammation of the airways, often of allergic origin, that is marked by continuous labored breathing accompanied by wheezing, breathlessness, a sense of constriction in the chest, and often by attacks of coughing or gasping. According to the Global Initiative for Asthma (‘‘GINA’’), more than 300 million people worldwide suffer from asthma. The prevalence of asthma is increasing by approximately 50% every decade, and worldwide deaths from asthma total more than 180,000 annually. COPD is a pulmonary disease that is characterized by chronic, typically irreversible airway obstruction resulting in a slowed rate of exhalation. The airflow limitation is typically associated with an abnormal inflammatory response of the lungs to noxious particles or gases. COPD is often, though not always, caused by smoking. Over time, greater airway damage occurs, and patients eventually die due to lung failure. COPD affects 600 million people worldwide and kills more than 2.75 million people each year, according to estimates by the World Health Organization. Our respiratory business generated net sales of € 59 million in 2004 and has been relatively stable over the past few years.

     Currently, the principal drug of our respiratory franchise is theophyllin, which we market under the brand names Euphyllin®/Euphylong®. Theophyllin is used for the treatment of asthma and COPD. The drug was among the very first products developed, manufactured and marketed by our pharmaceuticals division.

     We had received approval for another respiratory drug, Ciclesonide, in 18 countries as of the end of February 2005, including from the U.K. Medicines and Healthcare Products Regulatory Agency in the United Kingdom in April 2004. We have recently launched the MDI application of Ciclesonide under the brand name Alvesco® in two major European markets, Germany and the United Kingdom, after successfully completing the MRP in most European countries. We expect to initiate the repeat use MRP in the remaining European countries as soon as practicable. For more information on the MRP, see ‘‘— Regulation — European Union’’. Starting in 2002, we filed applications for regulatory approval of Ciclesonide in many other countries, including in the United States at the end of 2003. Our collaborative partner in Japan, Teijin Ltd., filed for regulatory approval of Ciclesonide in January 2004. In October 2004, our collaborative partner in the United States, Sanofi-Aventis, received an approvable letter for Ciclesonide from the FDA. An approvable letter outlines specific issues that must be resolved before the FDA will approve a drug for marketing. Sanofi-Aventis is working closely with the FDA to address the clinical data requests outlined in the letter.

Back to Contents

     We have an additional innovative respiratory drug candidate, Roflumilast, at an advanced stage of clinical development. We filed an application for regulatory approval of Roflumilast with the EMEA in February 2004. While the Phase III clinical trials for Roflumilast in the United States are progressing, there have been some delays in patient enrollment, which are expected to delay the application for regulatory approval in the United States.

     Provided that the commercialization of Ciclesonide is successful and we are able to obtain regulatory approval for the commercial launch of Roflumilast, which we intend to market under the brand name Daxas®, we expect our respiratory business to grow substantially in the future. See ‘‘—Research and Development — Pipeline’’ for more information on our R&D pipeline in the respiratory area and ‘‘Item 3: Key Information — Risk Factors — Risks Related to our Pharmaceuticals Business’’ for risks associated with the regulatory approval of pharmaceuticals under development.

     For respiratory indications, we also offer Broncho-Vaxom®, an oral drug used principally for the treatment of recurrent respiratory tract infections. Broncho-Vaxom consists of fractions of eight different strains of bacteria whose application stimulates the natural defenses of the body. As a result, the drug can reduce the severity of symptoms and help patients develop a greater resistance to respiratory tract infections, thereby reducing the incidence and duration of such infections in adults and children. We license Broncho-Vaxom from OM PHARMA SA, a company located in Switzerland.

     Other therapeutics. In our other therapeutics business, we market a variety of therapeutics for indications outside of our two main franchises, including therapeutics to treat cardiovascular diseases. In 2004, our other therapeutics business had net sales of € 413 million.

     Our main product offerings in the cardiovascular area are Ebrantil®, a drug based on a substance called urapidil, which is available as both an oral and an IV formulation, and Querto®, a therapeutic based on a substance called carvedilol. Ebrantil and Querto are used for the treatment of hypertension. Hypertension is characterized by an increase in blood pressure above normal levels over a prolonged period of time. The condition can cause damage to the heart and blood vessels, creating an increased risk of heart attack, heart failure and stroke. While the IV formulation of Ebrantil is used primarily to treat hypertensive emergencies and postoperative hypertension, Querto is also used for the treatment of coronary heart disease and chronic heart failure. Ebrantil is a so-called selective alpha-1 receptor antagonist with central anti-hypertensive action, whereas Querto is a beta blocker. Alpha and beta receptors are cellular entities that exist on the surfaces of cells and are stimulated by the sympathetic nervous system. Both alpha receptor antagonists and beta blockers reduce stress symptoms by inhibiting the effects of the sympathetic nervous system, thereby preventing cardiovascular damage. While Ebrantil is a result of our own cardiovascular R&D efforts, we have licensed Querto from F. Hoffmann-La Roche Ltd. Querto’s patent in Germany expired in 2004, which has led to a decline of our Querto sales. Apart from cardiovascular products, our main products in this area are drugs for the treatment of rheumatism and for urological and gynecological indications, as well as iron supplements and facial topicals.

OTC

     In our OTC business, we market a variety of non-prescription brands directly to the consumer. Our portfolio includes gastrointestinal drugs, pain killers, tonics and vitamins. Unlike ethical therapeutics, patients may purchase OTC drugs without a prescription. The OTC market has grown considerably in importance in recent years, as health insurance companies have become more cost-sensitive and refuse to refund the costs of certain categories of therapeutics (especially drugs used to treat ‘‘trivial’’ complaints). Therefore, we have switched several products from prescription to self-medication in the recent past. We achieve approximately one-half of the revenues of our OTC business in Germany. We also distribute OTC drugs through our subsidiaries in a number of other regions of the world, most notably in other parts of Western Europe and in Latin America. In December 2003, we paid $ 33 million to acquire Neosaldina, an OTC product for pain treatment, in Brazil. In 2004, our OTC business generated net sales of € 115 million.

     The most important products in our comprehensive OTC portfolio are Riopan®, Buerlecithin®, Neosaldina® and Sanostol®. Riopan is an antacid for the treatment of GERD, duodenal and gastric

Back to Contents

ulcers, and stress-related mucosal damage. Antacids are agents that neutralize acidity and are used as an adjunct to other drugs to relieve ulcer pain and as self-medication against acid indigestion, heartburn, dyspepsia and sour stomach. The therapeutic importance of antacids has been declining in recent years in view of the better clinical efficacy of PPIs, such as Pantoprazole. We currently market Riopan as an ethical therapeutic in some markets but mainly offer it as an OTC drug. Buerlecithin is a tonic based on lecithin, a substance found in soy plants, and is used to increase mental productivity. Neosaldina is a pain killer composed of three substances (main component: dipirona), which is widely used for the treatment of headaches and is well-established in Brazil, where it is the best-selling drug in pharmacies. Sanostol is a widely recognized vitamin preparation for children in Germany and many other countries.

Imaging

     In our imaging business, we offer a variety of in vivo diagnostic applications, which are applications for diagnosing medical conditions in the living body of a human. Imaging is a term that covers a range of diagnostic techniques for creating images of parts of the human body. Our portfolio comprises contrast media for x-ray imaging and magnetic resonance imaging (‘‘MRI’’) and ultrasonic imaging. MRI is an increasingly important noninvasive diagnostic technique that produces computerized images of internal body tissues and is based on nuclear magnetic resonance of atoms within the body induced by applying radio waves. In 2004, our imaging business generated net sales of € 109 million. We offer our imaging portfolio in cooperation with Bracco S.p.A., an Italian company active in contrast media. Under the terms of our collaboration with Bracco, we manufacture a variety of contrast media developed by Bracco and market them in Germany and in parts of Central Europe. We believe that as a result of our collaboration with Bracco, we are among the leading providers of contrast media in Europe.

Research and Development

R&D strategy

     We consider R&D to be the foundation of the long-term growth of our pharmaceutical division and are committed to maintaining a high level of investment in R&D in the future. The table below provides information regarding our pharmaceutical R&D expenditures for the three years ended December 31, 2004:

R&D Expenditures

	2002	2003	2004

	(€ in millions, except %)

R&D expenditures	335	376	407
% of pharmaceuticals net sales	18.0	19.0	19.3
% of therapeutics net sales	21.4	21.8	22.1

     We believe that our current level of R&D expenditures positions us well vis-à-vis our peers. Our goal is to continue to spend approximately 20% of our therapeutics net sales on R&D in the future. We intend to allocate approximately 20% of our R&D expenditures in any given year to basic research and drug discovery.

     The main focus of our R&D expenditures in recent years has been therapeutics, which is the single most important contributor to our pharmaceuticals revenues and which we expect to increase in importance in the future. Within therapeutics, we concentrate on the development of innovative drugs for gastrointestinal and respiratory indications. We have identified oncology as a further focal point of our R&D efforts. To this end, we have commenced basic oncological research and entered into a variety of collaborations with biotech companies. In addition, we also conduct R&D related to molecular diagnostics.

     Our current R&D facilities are located in Constance, Germany; Hamburg, Germany; Bromma, Sweden; Florham Park, New Jersey; and Boston, Massachusetts. To support the international expansion of our operations, we are in the process of expanding our R&D facilities in overseas

Back to Contents

locations. In light of the relative size and importance of the U.S. market, we focus our international R&D activities outside of Germany primarily on the United States. To this end, we formed the ALTANA Research Institute, a genomics-oriented research center based in Waltham near Boston, Massachusetts, in May 2002, which was officially opened in June 2003. The unit is equipped with a variety of technology, including technology licensed from GPC Biotech AG (‘‘GPC’’), and specializes in functional genomics and proteomics, target identification and target validation. Its aim is to assist us in decoding complex cell functions and detecting genetically steered cell malfunctions. To conduct clinical studies on, and to assist us with obtaining regulatory approval for, new therapeutics in the United States, we primarily rely on our late-stage U.S. development and marketing facility in Florham Park, New Jersey, which we created in September 2002. In addition, we have started construction of a new research institute in Mumbai, India. This new institute is intended to enhance our research capacity in the field of medicinal chemistry. We expect that this institute will significantly increase our ability to synthesize new chemical compounds in our core indication areas.

     In addition to carrying out R&D projects internally, we continuously seek to enhance the scope and depth of our research portfolio by obtaining access to outside knowledge, mainly through collaborations with companies in the biotech field. Our immediate goal is to intensify our activities in the areas of genomics, proteomics and high-throughput screening (‘‘HTS’’) by acquiring equity holdings in biotech companies, sponsoring research projects and facilitating collaborations that we believe will yield results which may assist us with the development of innovative new therapeutics. For example, in 2001, we acquired a strategic 8.3% stake (subsequently reduced to 7.85%) in GPC, a biotech company with facilities in the United States and Germany with which we have a longstanding relationship. In addition to collaborating with third parties in the area of basic research, we also enter into co-development arrangements with third parties. By supplementing our own development efforts with the resources of third parties, we believe that we can enhance the commercial potential of our research results.

     We believe that our scientific staff is a key to our success. At December 31, 2004, 1,656 of our employees – about 20.2% of the workforce of our pharmaceuticals division – worked in our pharmaceutical R&D laboratories. Our goal is to attract and retain the best-qualified scientists for our R&D activities. To this end, we offer our employees a competitive compensation package, which includes the ability to participate in our various employee incentive plans. See ‘‘Item 6: Directors, Senior Management and Employees — Share Ownership — Stock Option Plans’’ for additional information on our stock option plans.

Pipeline

     Overview. We currently have several therapeutics in various stages of our R&D pipeline. For each project, we are required to conduct a number of pre-clinical and clinical studies. In the pre-clinical project phase, we typically conduct a number of in vitro and in vivo studies on animals to test the molecular and physiological effects of a drug candidate on cellular systems and its mechanisms of action. If these tests yield positive results, we then conduct Phase I, Phase II and Phase III clinical studies on humans to test the safety and clinical efficacy of the drug candidate. For more information on the regulatory approval process, see ‘‘— Regulation’’.

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

Back to Contents

     Consistent with our R&D strategy, we focus our development efforts on innovative drug candidates for gastrointestinal and respiratory indications.

     Gastrointestinal franchise. In the gastrointestinal area, we focus our R&D efforts on a new class of therapeutics known as acid pump antagonists (‘‘APAs’’). Our main drug candidate in this area is Soraprazan, which we are developing for the treatment of GERD and other acid related diseases. APAs are widely considered the next generation of acid suppressants. Like PPIs, APAs restrict the flow of acid into the stomach. They differ from PPIs, however, in the way they operate. Whereas PPIs are prodrugs, which means they have to be converted before they bind to the proton pump, APAs act directly via an ionic inhibition of the pump. As a result of this difference, Soraprazan displays a faster and more pronounced onset of action and disconnects much more easily from the pump, which we believe should lead to significant therapeutic benefits compared with currently available treatments for GERD and ulcers, such as better symptom relief. This characteristic should make Soraprazan more suitable for treating the symptoms of various gastrointestinal diseases. Soraprazan is currently in Phase II development. Initial data from early Phase II studies indicate that Soraprazan is efficacious and well-tolerated.

     Respiratory franchise. Our pipeline for respiratory indications contains a series of innovative drug candidates for the treatment of asthma, COPD and rhinitis. Rhinitis is a disease that causes inflammation of the mucous membrane of the nose. The table below provides an overview of our respiratory pipeline along with the respective development stages of each drug:

Drug candidate	Indication	Current project phase

Ciclesonide metered dose inhaler	Asthma	Phase III/IV(1)(2)
Ciclesonide nasal	Rhinitis	Phase III
Ciclesonide combined with formoterol(3)	Asthma	Phase I I
Roflumilast oral	Asthma	Pre-registration in the EU(4)
Phase III(5)
Roflumilast oral	COPD	Pre-registration in the EU(4)
Phase III(5)

(1) In conducting Phase III studies with respect to this project in the United States, we collaborate with Sanofi-Aventis.
(2) Already launched in two and registered in 18 countries as of the end of February 2005.
(3) Formoterol is a long-acting beta agonist that acts as an acute bronchodilator.
(4) Application for regulatory approval filed with relevant authorities.
(5) In conducting clinical studies with respect to this project, we collaborate with Pfizer, Inc.

     As part of the regulatory approval process, a New Drug Application (‘‘NDA’’) must be submitted to the FDA in the United States. In the European Union, a Marketing Authorization Application (‘‘MAA’’), has to be submitted to the EMEA. For more information on the regulatory approval process, see ‘‘— Regulation’’. In light of the inherent unpredictability of the regulatory process, you should be aware that there can be no assurance that an MAA or NDA with respect to any of the drug candidates listed in the table above will be filed by any particular time or at all.

     Ciclesonide, which we have recently started to market under the name Alvesco®, is an inhaled corticosteroid for the treatment of asthma. Because asthma is a global and widespread disease, there is a substantial need for further effective therapeutics in addition to those which are already on the market. Corticoteroids are powerful anti-inflammatory drugs that prevent asthma attacks by reducing airway hyper-responsiveness and inflammatory reactions, such as edema and mucous secretion. Inhaled steroids are considered the current drug of choice for the treatment of asthma, as they offer the best overall therapeutic profile. The inhaled steroids currently available on the market, however, have two main side effects. First, when administered via inhalers, portions of the drugs’ active ingredients are deposited not only in the lung but also in the mouth and throat, which can cause local side effects such as hoarseness and fungal infections. Second, once spread throughout the body following absorption and distribution via the blood, the systemic availability of these ingredients can lead to serious systemic effects. Of these systemic effects, diabetes, osteoporosis and slowed growth in children are the most important. In contrast, Ciclesonide is activated predominantly in the lung by

Back to Contents

enzymes known as esterases. This feature of Ciclesonide reduces the systemic effects that characterize existing inhaled steroids and may provide the drug with a significant therapeutic advantage over present treatments. In clinical trials, patients treated with Ciclesonide have experienced significantly fewer mouth and throat side effects, while benefiting from improved lung function, effective symptom control and reduced use of rescue medications.

     We are developing Ciclesonide for use in connection with MDIs, nasal applicators and as a dry powder inhaler (‘‘DPI’’) in combination with formoterol, which is a compound acting as an acute bronchodilator.

     We had received approval for the MDI application of Ciclesonide, for which we use a CFC-free environmentally friendly device, in 18 countries as of the end of February 2005, including in the United Kingdom, which we had chosen as the reference EU member state for Ciclesonide under the MRP to obtain regulatory approval for this drug throughout the European Union. For more information on the MRP, see ‘‘— Regulation — European Union’’. Accordingly, we recently launched Ciclesonide under the brand name Alvesco® in two major European markets, Germany and the United Kingdom. Starting in 2002, we filed applications for regulatory approval of Ciclesonide in many countries, including in the United States at the end of 2003. Our collaborative partner in Japan, Teijin Ltd., filed for regulatory approval of Ciclesonide in January 2004. In October 2004, our collaborative partner in the United States, Sanofi-Aventis, received an ‘‘approvable letter’’ for Ciclesonide from the FDA. Phase II studies with respect to Ciclesonide in combination with formoterol for oral inhalation are ongoing. We have abandoned our plans of marketing a Ciclesonide-only DPI application for the time being and are focusing on a DPI application in combination with formoterol. With respect to the nasal application of Ciclesonide, Phase III studies are ongoing following the successful conclusion of Phase II.

     Roflumilast, which we intend to market under the name Daxas®, is a selective phosphodiesterase (‘‘PDE’’) 4 inhibitor for the treatment of asthma and COPD. In the United States COPD is second only to cardiovascular disease as a cause of disability, according to U.S. Social Security statistics, which speaks to the substantial need for an effective treatment. PDE 4 inhibitors are substances that have anti-inflammatory and immuno-modulatory effects and are effective against various inflammatory diseases. We refer to Roflumilast as a ‘‘selective’’ PDE 4 inhibitor because it selectively inhibits one form of the PDE enzyme family, namely the PDE 4 enzyme. As a result of its special molecular interaction with this enzyme, we expect that Roflumilast will have an improved side-effect profile compared with other PDE 4 inhibitors. Unlike most existing therapies for asthma and COPD, Roflumilast can be administered orally.

     For both the asthma and the COPD indications of Roflumilast, we have completed a number of Phase III studies in the European Union and are currently in the process of conducting several additional studies in the European Union, the United States and other geographic regions.

     In February 2004, we submitted the registration dossier for Roflumilast for European approval to the EMEA. Despite certain similarities in their indications, our various pipeline drugs in the respiratory area are targeted at complementary markets. While Ciclesonide and Roflumilast are both aimed at the treatment of asthma, they have different therapeutic profiles as a result of differences in their mode of action and the manner in which they are administered. In addition, unlike Ciclesonide, Roflumilast is being developed also for the treatment of COPD.

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

R&D collaborations

     Overview. The table below provides an overview of some of our more important current R&D collaborations, including a brief description of the scope and objectives of each:

Back to Contents

R&D Collaborations

Partner	Scope

Research collaborations

GeneData AG	Bioinformatics and genomics information management and analysis systems

Data storage and analysis of high-throughput screening assays

GPC Biotech AG	Validation of tumor-specific targets

Collaboration in the area of pathway mapping and kinases

Atugen AG	Antisense target validation, i.e., validation of drug targets by using a complementary sequence to a given segment of genetic material

Pharmacopeia Inc.	Screening for new chemical compounds with special biological properties in the field of inflammation research

Evotec OAI AG	Technical collaboration in the field of confocal laser detection in high throughput screening; development of a kinase assay

Proteros Biostructures GmbH	Crystallization and X-ray analysis of drug target complexes in order to obtain three-dimensional information on the binding geometry of drug molecules and their biological target

Development collaborations

Sanofi-Aventis (formerly Aventis S.A.)	Co-development and co-promotion of Ciclesonide under the brand name Alvesco® in the United States

Teijin Ltd.	Development and marketing of Ciclesonide under the brand n ame Alvesco® in Japan; co-development of the nasal application of Ciclesonide

Pfizer Inc.	Co-development and co-promotion of Roflumilast under the brand name Daxas® in the United States, Europe and other markets

Tanabe Seiyaku Co. Ltd.	Co-development and co-promotion of Roflumilast under the brand name Daxas® in Japan

     Research collaborations. In 2000, we entered into an alliance with GeneData AG, a Swiss company that is a leading provider of bioinformatics and genomics information management and analysis systems used in various genomic R&D applications. Our collaboration with GeneData has put us in a position to manage the huge amounts of data involved in functional genome analysis, thereby significantly enhancing our capabilities in this important area of pharmaceutical R&D. In 2002, we expanded the scope of our collaboration with GeneData to develop a high-throughput screening (‘‘HTS’’) data storage and analysis system. High-throughput screening is an automated process that is used to select the best drug candidate from among hundreds of thousands of candidate molecules.

Back to Contents

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

     In July 2001, we entered into a three-year arrangement with Atugen AG pursuant to which Atugen will carry out target validation for us, including the validation of tumor-specific targets. The agreement was partially renewed until the end of September 2005. Target validation constitutes an essential step in the process of turning new target proposals identified with genomic technologies, which is the subject-matter of our agreement with GPC, into new drugs. The agreement will help us determine whether a target is critically involved in a disease process and whether drugs that modulate the target are likely to have a beneficial therapeutic effect.

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

     Since 2001, we have collaborated with Evotec OAI in the field of HTS technologies. As part of this collaboration, Evotec develops specialized equipment for the detection of fluorescence signals in cellular HTS assays, which constitutes a core capability for the high content screening of bioactive compounds and which we believe will provide us with a competitive advantage. The collaboration entitles us to a non-exclusive license to this technology. In October 2004, we signed an agreement with Evotec to advance the discovery of one of its kinase assays. Applying Evotec’s drug discovery engine from target to clinic, we aim to identify and optimize novel lead compounds that interact with the target in the research program.

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

     Development collaborations. We are currently party to four development collaborations. In 2001, we entered into an agreement with Aventis Pharmaceuticals Inc., the U.S. pharmaceuticals subsidiary of Aventis S.A., now Sanofi-Aventis, pursuant to which we cooperate with Sanofi-Aventis in connection with the ongoing Phase III clinical trials for Ciclesonide carried out in the United States and share the costs of these trials. In addition, we agreed with Sanofi-Aventis that if we obtain regulatory approval to launch Ciclesonide in the United States, we will distribute the drug in the U.S. market in collaboration with Sanofi-Aventis. In 1998, we entered into a contract in relation to the same drug with Teijin Ltd., a Japanese conglomerate, pursuant to which we granted Teijin the right to develop and market Ciclesonide in Japan. Our collaboration with Teijin will enable us to gain

Back to Contents

access to the Japanese market, which operates substantially differently from the U.S. and EU markets, through an experienced partner. In addition, we agreed with Teijin to collaborate in the development of the nasal application of Ciclesonide.

     In 2002, we entered into an agreement with Pfizer to co-develop and, provided we receive regulatory approval, market Roflumilast in the United States, Europe and other important markets. While we coordinate the development of the drug in the European Union, Pfizer does so in the United States. The agreement provides that, following the receipt of regulatory approval in the relevant jurisdictions, we and Pfizer will jointly launch and promote Roflumilast in the United States, Europe and other markets. Under the agreement, we received an upfront payment in the amount of $ 30 million in 2002 and a milestone payment in the amount of $ 30 million in 2003. In 2004, we received a further $ 10 million under this contract and we may receive additional payments based on the achievement of certain milestones in the future. In 2002, we also entered into a separate agreement with Tanabe Seiyaku Co. Ltd., a Japanese company, for the co-development and co-promotion of Roflumilast in Japan.

Supplies and Raw Materials

     We purchase our supplies and raw materials on a worldwide basis from a number of third-party providers. In those instances where there is only a single supplier, we seek to reduce our dependence on that supplier by accumulating and maintaining strategic reserves of the supplies and raw materials that we need for the manufacture of our products. We may also seek to qualify new suppliers, and, to the extent feasible, develop production processes in our own facilities. We typically attempt to secure strategic materials through medium- and long-term supply contracts and to ensure that in case of an outage, alternative sources would be readily available to us without undue expense and delay. We have not experienced significant difficulties in obtaining sufficient amounts of supplies and raw materials in recent years, and we do not expect to encounter such difficulties in the foreseeable future.

     We have several sources for the most important raw materials of Pantoprazole, i.e., the active ingredient of the drug and a freeze-dried IV formulation. We source the active ingredient of Pantoprazole from our FDA-approved Singen facility and from two suppliers, one of which has received FDA approval. The IV formulation is sourced internally from our Singen facility and from two external contract manufacturers as back-up sources, one of which has received FDA approval.

     Our recently launched product Ciclesonide is sourced from our partner 3M in the United Kingdom based on a long-term supply and collaboration contract. 3M’s manufacturing site has already passed pre-approval inspection by the FDA.

Production

     In the area of production, our goal is to ensure consistent quality and to minimize costs by creating facilities that specialize in discrete manufacturing tasks. We concentrate the manufacture of most of our products for the supply of the worldwide pharmaceuticals markets in Europe. Our manufacturing facility in Singen, Germany, has sole responsibility for all sterile application forms of therapeutics, including Pantoprazole IV, and also produces non-sterile semi-solid and liquid application forms as well as active pharmaceutical ingredients, predominantly Pantoprazole. Our facility in Oranienburg, Germany, which we have recently expanded in order to facilitate the large-scale production of Roflumilast, is engaged in the production of solid dosage forms, primarily Pantoprazole tablets. Our facility in Lyskowice, Poland, specializes in solid and liquid formulations. We started the construction of a new manufacturing facility for Pantoprazole and Roflumilast tablets in County Cork, Ireland, in the fourth quarter of 2003 and expect to complete this facility in 2006. In Latin America, we are in the process of concentrating our activities for the Mercosur area in our facility in Jaguariuna, Brazil. Accordingly, we ceased operations at our production site in Pilar, near Buenos Aires, Argentina for a couple of months in 2004. The facility’s production volumes have subsequently been substantially reduced to cover only the manufacturing of a herbal drug for the local market. All of our sites comply with current Good Manufacturing Practice (‘‘cGMP’’) standards, which are a set of officially recognized scientifically sound methods, practices and principles for the development and manufacture of pharmaceuticals. In addition, certain of our sites, including

Back to Contents

Singen and Oranienburg, have been inspected and have received approvals by the FDA and the relevant EU authorities.

     We currently operate ten production facilities around the world. We source the active ingredient for Pantoprazole principally from our manufacturing facility located in Singen, Germany, and Isochem S.A., a French company that performs contract manufacturing for us. Pantoprazole tablets are manufactured at our facilities in Oranienburg, Germany, and Jaguariuna, Brazil. While we procure key starting materials for Pantoprazole from our facility in Mumbai, India, we also use external sources. For the construction of our Mumbai facility we have entered into a 50% joint venture with a third party. We own all of our principal production facilities and, with the exception of our facility in Ireland, substantially all of the land on which they are located.

     The following table shows selected key information with respect to our principal current manufacturing facilities as well as our facilities under construction:

Production Facilities

Location	Function	Size (m2)

Singen, Germany	Pharma (sterile, solid and semi-solid dosage forms	167,000
	and active pharmaceutical ingredients)

Oranienburg, Germany	Pharma (solid dosage forms)	64,300

Lyskowice, Poland	Pharma (solid and liquid dosage forms)	25,000

Melville, New York	Pharma (semi-solid and liquid dosage forms)	52,000

Hicksville, New York	Pharma (semi-solid dosage forms)	23,200

Mexico City, Mexico	Pharma (solid, semi-solid and liquid dosage forms)	11,900

Jaguariuna, Brazil	Pharma (solid, semi-solid and liquid dosage forms)	214,000

Mumbai, India	Key starting materials for Pantoprazole	25,100

Carrigtwohill, Ireland (1)	Under construction; Pharma (solid dosage forms)	119,000

Bromma, Sweden	Diagnostics	2,785

Pilar, Argentina	Pharma (herbal extraction)	58,000

(1) Long-term lease.

Sales and Marketing

     We use the ALTANA brand to market products of our pharmaceuticals division on a worldwide basis. In doing so, we use sales and marketing methods customary in the pharmaceuticals industry. In addition to advertising our drugs, we maintain a network of sales representatives, collaborate with third parties and use our company’s website to provide information about our pharmaceuticals. We also grant rebates to our customers. Our rebate practices vary widely among the countries in which we are active, depending on the respective country’s regulatory framework and our position in the relevant market. The amount of control that we have over the sales mix used by our partners in any given market depends on the distribution arrangements we use in that market.

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

     Following the establishment of an additional sales force in the United States in 2003, which co-promotes Pantoprazole in the U.S. market under the name Protonix® alongside Wyeth, our sales force in the United States now comprises approximately 600 members, the majority of which are

Back to Contents

provided to us by Ventiv Health Inc. (‘‘Ventiv’’). We entered into an agreement with Ventiv, a provider of outsourced marketing and sales solutions, in October 2002, under which Ventiv provides us with a nationwide sales force and related services, including recruitment, training and operational support services. We expect that our U.S. sales organization will assume a significant role in the distribution of Ciclesonide and Roflumilast if and when these drugs are launched in the U.S. market. In the meantime, our staff co-promotes Pantoprazole and several drugs of Pfizer in the United States.

     In Japan, we established our own operating subsidiary in January 2004, which together with our Japanese partner Tanabe Seiyaku Co. Ltd. will focus on the development and, following approval, the marketing of Roflumilast in the Japanese market.

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

     The type of arrangement we use in any given situation depends on the particular product and the features of the targeted market. An example of a licensing arrangement is our agreement with Wyeth to distribute Pantoprazole in the United States, where we have begun to build a sales and marketing organization of our own only relatively recently. Pursuant to our agreement with Wyeth, Wyeth is required to use commercially reasonable efforts to distribute Pantoprazole in the U.S. market and to bill its customers for the drug directly. Wyeth is free to set the retail price at its discretion, which affords it the flexibility necessary to adapt its distribution strategy to the prevailing market conditions. In return, Wyeth is required to pay us a fixed percentage of its net sales, subject to a minimum price. Since July 2003, our own dedicated sales force for the U.S. market has been co-promoting Pantoprazole alongside Wyeth in accordance with a co-promotion agreement entered into with Wyeth in April 2003. While this arrangement has afforded us greater influence with respect to the marketing of Pantoprazole in the United States, the revenues that we derive from this drug in the U.S. market continue to materially depend on the resources that Wyeth devotes to the marketing of this therapeutic. We currently use co-marketing partners for the distribution of Pantoprazole in Germany, most other European countries and Latin America. In Australia and Canada, we distribute Pantoprazole in collaboration with a co-promotion partner.

     Going forward, we intend to use licensees primarily in markets that we do not consider a strategic focus or where we believe that the costs of building and maintaining the necessary infrastructure and expertise outweighs the benefits of having a sales and marketing organization of our own. In strategically important markets that offer a substantial growth potential for our pharmaceuticals business, especially the United States, our goal is to rely less on licensees and instead to use experienced local companies as co-marketing and co-promotion partners. We believe that this approach will enable us to gradually build our own sales forces in these markets and to reduce our dependence on partners. We have already entered into a co-promotion agreement with Aventis, now Sanofi-Aventis, for the distribution of our drug Ciclesonide in the United States and a similar agreement with Pfizer with respect to Roflumilast.

     At December 31, 2004, Wyeth, the U.S. company through which we distribute Pantoprazole in the United States, accounted for 7.8% of our accounts receivable, compared with 6.4% at December 31, 2003. In 2004 and 2003, Wyeth accounted for 14.2% and 15.3% of our net sales, respectively.

Back to Contents

Competition

     For the most part, our pharmaceuticals division operates in markets characterized by intense competition. Our competitors include a wide variety of companies, ranging from small pharmaceutical companies to large national and international pharmaceuticals groups and from off-patent manufacturers of generic pharmaceuticals to owners of preeminent brands.

     The global therapeutics markets are highly competitive and are targeted both by large companies and by small niche players. The main competitive factors include product efficacy and safety and distribution capabilities. In addition, price has become increasingly important, particularly in Europe, North America, Australia and Latin America. Our main competitors for drugs in the gastrointestinal area are various other branded PPIs, including Takeda’s Lansoprazole and AstraZeneca’s Esomeprazole. If our competitors continue to invest heavily in marketing these drugs, the ability of Pantoprazole to capture market share or maintain its current market share could be adversely affected. In addition, Pantoprazole faces increasing competition from generic PPIs. A variety of companies, including Schwarz Pharma AG, Mylan Laboratories Inc., Novartis AG and Torpharm, are marketing Omeprazole-based generics in Europe and the United States at prices that tend to be lower than the price of Pantoprazole and other branded PPIs. Further competition may result from the launch of generic versions of PPI molecules other than Omeprazole once their respective patents expire and from OTC versions of PPIs in the United States and certain European countries, which, unlike Pantoprazole, are available to patients without a prescription. While generic and OTC versions of PPIs have so far had a limited impact on the market for branded PPIs, including Pantoprazole, in Europe, pricing pressure in the U.S. market has grown stronger as a result of an increase in the rebates provided by all market participants. See ‘‘Item 3: Key Information — Risk Factors — Risks Related to our Pharmaceuticals Business’’ for a discussion of the risks resulting from competition by other PPI brands, generic and OTC versions of Omeprazole-based PPIs and ‘‘— Products —Therapeutics’’ for more information on Pantoprazole. In the highly competitive respiratory market, we compete primarily with AstraZeneca, GlaxosmithKline, Merck & Co. and Boehringer-Ingelheim.

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

Intellectual Property

     Intellectual property and especially patent protection are of critical importance to our pharmaceuticals business. At December 31, 2004, we held 124 U.S., 82 European and 30 Japanese patents for various pharmaceutical inventions. In addition, we have 91 patent applications pending at the U.S. Patent and Trademark Office, 202 at the European Patent Office and 153 in Japan. Our most important patents are those covering Pantoprazole, Ciclesonide and Roflumilast as well as the patents for which we have applied and which have been granted in connection with our various pipeline drugs.

     Pantoprazole enjoys substance patent protection in Europe until June 2005 and, by virtue of an extension granted by the U.S. Patent and Trademark Office in July 2003, in the United States until July 2010. In addition, Pantoprazole benefits from supplementary protection certificates, which have an effect similar to that of an extension of original patents, in the majority of European countries until the end of May 2009.

     On February 2, 2004, an ANDA with paragraph IV certification relating to Pantoprazole was filed with the FDA and in April 2004 we received the corresponding paragraph IV patent certification notice from TEVA Pharmaceutical USA, Inc (‘‘TEVA’’). On May 20, 2004, we, together with Wyeth, filed a patent infringement suit with the U.S. District Court of New Jersey (Newark) against TEVA and its parent TEVA Pharmaceuticals Industries, Ltd., alleging infringement of our Pantoprazole substance patent. Since the patent infringement action was brought against TEVA within 45 days

Back to Contents

after the receipt of the notification from TEVA, FDA approval of the ANDA cannot become effective until August 2, 2007, unless there is an earlier court decision stating that our substance patent is invalid or has not been infringed. In 2004 we also received two ANDAs challenging our Pantoprazole formulation patents. Because the earliest that any patent infringement with respect to our formulation patents could pose a threat to our business is 2010 (until which date we believe we will continue to enjoy protection under our substance patents), we have decided not to take any immediate action with regard to these two ANDAs. At the beginning of March 2005, we received a notification from Sun, one of the challengers of our Pantoprazole formulation patent, informing us that Sun has amended its ANDA to include a paragraph IV certification relating to our Pantoprazole substance patent. We have not yet decided which steps should be taken with regard to this amendment of Sun’s ANDA. For additional information on the risk posed by ANDAs and ANDAs generally, see ‘‘Item 3: Key Information — Risk Factors — Risks Related to our Pharmaceuticals Business’’, ‘‘Legal Proceedings’’ and ‘‘— Regulation — United States’’.

     Drug companies are required to include a certification in their ANDA filings when they intend to manufacture and distribute a generic version of a patent-protected drug listed in the Orange Book, which is a list of proprietary drugs together with pertinent patent information maintained by the FDA. Inclusion of a paragraph IV certification in an ANDA implies that the applicant is asserting that the patents listed in the Orange Book are either invalid or unenforceable or will not be infringed by the manufacture and distribution of a generic version of that drug. The applicant is required to notify the innovator company that it has filed an ANDA with the FDA, and must describe the reasons it believes the listed patents will not be infringed or are invalid or unenforceable. Once the innovator drug company has received notice that a generic application has been filed and its patent is being challenged, it may file a lawsuit claiming patent infringement based on its review of the generic drug company’s notice. If a lawsuit is brought within 45 days of receiving the applicant’s notice, the FDA’s approval is stayed for 30 months. The 30-month period starts five years after the approval of the drug. If the patent court determines that the patent is valid, enforceable and would be infringed by the product proposed in the ANDA, the FDA will not approve the application until the patent expires. If the court decides that the patent will not be infringed or is invalid or unenforceable, the FDA may approve the generic application when that decision occurs. The FDA may approve the application at the end of the 30-month period, even if the litigation is ongoing. A generic applicant who is the first to challenge a listed patent using a paragraph IV certification is granted a 180-day exclusivity period with respect to other generic applicants. This exclusivity period provides generic applicants with an incentive to challenge listed patent for innovative drug products.

     Other patents and pending patent applications that are material to our business include those set forth in the table below:

	Patent Expiration Year
	Europe(1)	United States	Japan

Ciclesonide (substance)	2011(2)	2013(2)	2011(2)
Ciclesonide (key intermediate)	2014	2015	2014
Ciclesonide (purification process)	2017	2019	2017
Ciclesonide (aerosol)	2018	2018	2018
Ciclesonide (nasal formulation)	2020	2020	2020
Roflumilast (substance)	2014(2)	2015(2)	2014(2)
Roflumilast (formulation)	2023	2023	2023
Soraprazan (substance)	2019(2)	2019(2)	2019(2)

(1)	Includes European patents or national patents in major European countries.
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

Back to Contents

unable to obtain licenses on commercially reasonable terms in the future, we may be limited in our ability to develop, manufacture and market new products.

     We depend on our ability to obtain and, if challenged, successfully defend our patents, licenses, trademarks, trade secrets and other forms of intellectual property protection. Although we intend to continue to file and prosecute patent applications aggressively, we may not be able to obtain patents for all our inventions. In addition, the process of seeking patent protection is lengthy and expensive, and the issuance of a patent is conclusive neither of its validity nor of its scope. Therefore, there is no assurance that our currently pending or future patent applications will result in patents being granted or that, if patents are issued, they will be valid or of sufficient scope or strength to provide us with meaningful legal protection or a commercial advantage in the marketplace. In addition, if our competitors develop technologies that are themselves protected by patents or other forms of intellectual property protection, the underlying technologies may be unavailable to us or available to us only on unfavorable terms.

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

     As a result of the key role that intellectual property plays in the pharmaceuticals industry, we may from time to time become involved in litigation as either plaintiff or defendant. There can be no assurance that we will be able to successfully settle or otherwise resolve claims that may be brought against us by third parties in the future. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in costly and time-consuming litigation and may be prevented from, or experience substantial delays in, marketing our existing pharmaceuticals and launching new ones. Each of these events could materially adversely affect our business, financial condition or results of operations or halt the sales of our existing products. For more information concerning the types of litigation that we face in our business, see ‘‘Legal Proceedings’’ and ‘‘Item 3: Key Information — Risk Factors — Risks Related to each of our Businesses’’.

Regulation

     All companies developing, manufacturing and marketing pharmaceuticals are subject to extensive, complex and evolving regulations in the United States, Europe and Japan. We are working within the framework of the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use (‘‘ICH’’) guidelines. The ICH is a collaborative effort among regulators in Europe, Japan and the United States and experts from the pharmaceutical industry in the three regions with the goal of streamlining the development and regulatory approval of medicinal products by harmonizing the applicable procedures. Our compliance with the ICH guidelines assists us in obtaining regulatory approval for our drug candidates in as many jurisdictions as possible.

United States

     The principal U.S. regulators relevant to the business of our pharmaceuticals division are the U.S. Food and Drug Administration (‘‘FDA’’) and to a lesser extent the U.S. Drug Enforcement Agency (‘‘DEA’’) and state government agencies. The Federal Food, Drug and Cosmetic Act, the Controlled Substances Act and other federal statutes and regulations all govern or influence the

Back to Contents

development, testing, manufacture, packaging, labeling, storage, record keeping, safety, approval, advertising, promotion, marketing, sale and distribution of our pharmaceuticals.

     FDA approval is required before any dosage form of any new pharmaceutical, including any off-patent equivalent of a previously approved pharmaceutical, may be marketed. The process for obtaining governmental approval to market pharmaceuticals in the United States is rigorous, time-consuming and costly, and it is difficult to predict the extent to which this process may be affected by legislative and regulatory developments. Like all pharmaceutical companies, we are dependent on receiving FDA and other types of governmental approvals prior to producing and marketing virtually all of our new pharmaceuticals in the United States. Consequently, there is always a chance that the FDA or any other applicable agency will not approve our new pharmaceuticals, or that the rate, timing and cost of such approvals will adversely affect our launch plans and ultimately our results of operations. See ‘‘Item 3: Key Information — Risk Factors — Risks Related to our Pharmaceuticals Business’’ for a discussion of these risks.

     All applications for FDA approval are required to contain information relating to formulation, raw materials, stability, manufacturing, packaging, labeling and quality control. There are two types of applications for FDA approval:

•
New Drug Application (‘‘NDA’’). An NDA is filed whenever approval is sought for drugs with active ingredients and/or with dosage strengths, dosage forms, delivery systems or pharmacokinetic profiles that have not previously been approved by the FDA. A drug’s pharmacokinetic profile relates to the characteristic interactions of the drug with the human body in terms of absorption, distribution, metabolism, and excretion. NDAs are typically filed for newly developed branded pharmaceuticals as well as for new dosage forms of existing drugs that have been approved previously.

•	Abbreviated New Drug Application (‘‘ANDA’’). An ANDA is filed whenever approval is sought for generic equivalents of previously approved drugs or unapproved dosage forms of such drugs. The FDA will accept the filing of an ANDA before the expiration of the exclusivity period of the relevant patent only if the applicant simultaneously challenges that patent. For a description of the recent ANDA filings challenging the patents underlying Pantoprazole, see ‘‘— Intellectual Property.’’

     The process mandated by the FDA before a previously unapproved pharmaceutical may be marketed in the United States essentially involves the following steps:

•	Preclinical laboratory and animal tests;

•	Submission of an Investigational New Drug Application (‘‘IND’’), which must become effective before clinical trials may begin;

•	Adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use;

•	Submission of an NDA containing the results of the preclinical and clinical trials establishing the quality, safety and efficacy of the proposed drug for its intended use; and

•	FDA approval of the NDA.

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

Back to Contents

•
Phase I. During this phase, the drug is initially introduced into a relatively small number of healthy humans or patients and is tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion.

•	Phase II. This phase involves studies in a limited patient population to identify possibleadverse effects and safety risks, to determine the efficacy of the drug for specific targeted diseases or conditions, and to determine dosage tolerance and optimal dosage.

•	Phase III. When Phase II evaluations demonstrate that a dosage range of the drug iseffective and has an acceptable safety profile, Phase III trials are undertaken to further evaluate dosage, clinical efficacy and test for safety in an expanded patient population at geographically dispersed clinical sites.

     Following completion of these trials, the results of the internal development processes and the mandatory preclinical and clinical studies along with documentation evidencing compliance with applicable Chemistry, Manufacturing and Controls (‘‘CMC’’) requirements as part of an NDA are submitted to the FDA. The drug development and NDA approval process averages approximately eight to twelve years.

     FDA approval of an ANDA is required before a generic equivalent of a drug that previously has been approved under an NDA or a previously unapproved dosage form of a drug that has been approved under an NDA may be marketed. The ANDA approval process differs from the NDA approval process in that it does not require new preclinical and clinical studies; instead, it relies on the clinical studies establishing safety and efficacy conducted for the previously approved drug. The ANDA process, however, requires the generation of data that show that the ANDA drug is bioequivalent (that is, therapeutically equivalent) to the previously approved drug. ‘‘Bioequivalence’’ compares the bioavailability of one drug with another and, if established, indicates that the rate and extent of absorption of an off-patent drug in the body are substantially equivalent to the previously approved drug. ‘‘Bioavailability’’ establishes the rate and extent of absorption, as determined by the time-dependent concentrations of a drug in the bloodstream needed to produce a therapeutic effect. Supplemental NDAs or ANDAs are required for, among other things, approval to transfer products from one development site to another. Such applications may be under review by the FDA for a year or more. In addition, certain drugs may be approved for transfer only once new bioequivalence studies have been conducted or certain other requirements have been satisfied.

     To obtain FDA approval of both NDAs and ANDAs, a pharmaceutical company’s procedures and operations must conform to FDA quality system and control requirements generally referred to as current Good Manufacturing Practices (‘‘cGMP’’), as defined in Title 21 of the U.S. Code of Federal Regulations. These regulations cover all aspects of the development, manufacturing and marketing process from receipt and qualification of components to distribution procedures for finished products. Since they are evolving standards, we have to continue to expend time, money and effort in all production and quality control areas to maintain compliance. The evolving and complex nature of regulatory requirements, the broad authority and discretion of the FDA, and the high level of regulatory oversight results in the continuing possibility that we may be adversely affected by regulatory actions despite our efforts to maintain compliance with the applicable regulatory requirements. See ‘‘Item 3: Key Information — Risk Factors — Risks Related to our Pharmaceuticals Business’’ for a discussion of these risks.

     In addition, we are subject to periodic inspections of our facilities, procedures and operations and/or the testing of our pharmaceuticals by the FDA, the DEA and certain other authorities that conduct periodic inspections to assess our compliance with applicable regulations. The FDA also conducts pre-approval and post-approval reviews and plant inspections in connection with its review of our applications for new products to determine whether our systems and processes comply with GMP and other applicable FDA regulations. If the FDA determines that deficiencies have occurred at any of our facilities, it may, among other things, withhold approval of any NDAs, ANDAs or other applications that we have submitted. Our vendors that provide us with finished products or components used to manufacture, package and label pharmaceuticals are subject to similar regulations and periodic inspections. Following its inspections, the FDA may issue notices on Form 483 and Warning Letters that may cause us to modify certain activities identified during the inspection. A Form 483 notice is typically issued at the conclusion of an FDA inspection and lists conditions that

Back to Contents

the FDA investigators believe may violate GMP or other FDA regulations. FDA guidelines specify that a Warning Letter be issued only for violations of ‘‘regulatory significance’’ for which the failure to adequately and promptly achieve correction may be expected to result in an enforcement action.

     Failure to comply with FDA and other governmental regulations may result in fines, unanticipated compliance expenditures, recall or seizure of pharmaceuticals, total or partial suspension of production and/or distribution, suspension of the FDA’s review of NDAs, ANDAs or other applications, enforcement actions, injunctions and criminal prosecution. Under certain circumstances, the FDA also has the authority to revoke previously granted approvals. Although we have internal compliance programs, if these programs d o not meet the applicable standards or if our compliance is deemed deficient in any significant way, our business may be materially adversely affected. See ‘‘Item 3: Key Information — Risk Factors — Risks Related to our Pharmaceuticals Business’’ for a further discussion of risks in connection with FDA regulations.

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

     In recent years, there has been enhanced political attention and governmental scrutiny at the federal and state levels of the prices paid or reimbursed for pharmaceuticals under Medicaid, Medicare and similar programs. The U.S. Federal Trade Commission (‘‘FTC’’) has announced its intention to conduct a study of whether brand-name and generic drug providers have entered into agreements, or have used other strategies, to delay competition from generic versions of patent-protected drugs. The FTC’s announcement could affect the manner in which generic drug providers resolve intellectual property litigation with branded pharmaceutical companies, and may result in an increase in private-party litigation against pharmaceutical companies. See ‘‘Item 3: Key Information — Risk Factors — Risks Related to our Pharmaceuticals Business’’ for a discussion of government regulation in connection with third-party reimbursement programs.

European Union

     Much of what has been said with respect to the approval process applicable to new drugs in the United States also applies to the European Union. In the European Union, however, two different basic procedures are available: a centralized approval procedure and one based on the Mutual Recognition Procedure (‘‘MRP’’). The London-based European Medicines Agency (‘‘EMEA’’) governs the centralized drug registration and approval process. The respective scientific committees, the committee for medicinal products for human use (‘‘CHMP’’) and the committee for veterinary medicinal products (‘‘CVMP’’), make recommendations based on reviews by appointed rapporteurs and co-rapporteurs, who are part of the CHMP/CVMP. Following the committee’s recommendation, the European Commission issues a formal decision, which is valid throughout the entire European Union. Upon completion of the approval process, the drug may be marketed within all member states. An alternative procedure is the MRP. Pursuant to this procedure, one member state carries out the primary evaluation. The other member states then have 90 days to decide whether they accept or reject the decision made by that member state. If a member state does not follow the decision of the reference country, then the issue is referred to the CHMP for arbitration. Based on the CHMP’s determination, a formal decision is made by the European Commission.

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

Back to Contents

United States or Europe typically need to be repeated in Japan. These regulatory requirements may cause delays of two to three years in introducing drugs developed outside of Japan to the Japanese market.

Chemicals

Overview

     We develop, manufacture and market a wide range of specialty chemicals targeted at selected markets. Specialty chemicals are high value-added products used in the manufacture of a wide array of applications. Compared with commodity chemicals, specialty chemicals are typically produced in smaller volumes. We offer our specialty chemicals together with support and comprehensive customer service regarding the use of our products and their adaptation to the specific manufacturing requirements of individual customers. The highly application-specific nature of specialty chemicals impedes product substitution, which fosters close relationships between suppliers and customers.

     In 2004, our chemicals division generated net sales of € 854 million, an increase of 13.1% compared with 2003. The chart below provides a breakdown of our chemicals net sales by geographic region for the three years ended December 31, 2004:

     In 2004, our chemicals net sales increased in all regions due to increased demand and the net effect of acquisitions and dispositions. The most dynamic market was again Asia, with a growth rate of 26%. In Europe, our chemicals business achieved 10% growth. Despite adverse currency exchange rate effects, we experienced growth in the United States due to fewer customers transferring from North America to Asia compared to 2003, when this trend led to a decline of our sales in the North American region and caused our sales in the Far East to rise. As a result of the international dimension of our business, our results of operations are materially affected by exchange rate fluctuations in any given period, especially by changes in the exchange rate between the euro, on the one hand, and the U.S. dollar, Chinese renminbi yuan and the Japanese yen, on the other hand. See ‘‘Item 3: Key Information — Risk Factors — Risks Related to each of our Businesses’’ and ‘‘Item 11: Quantitative and Qualitative Disclosure about Market Risk’’ for more information on our exchange rate exposure.

Our chemicals division comprises three business areas:

•	Additives & Instruments, which comprises paint additives, plastic additives and wax additives as well as paint testing instruments, including gloss and color meters;

•	Electrical Insulation, which comprises electrical insulation coatings for copper and aluminum wires, electrical insulation systems for use in electrical and electronic components, and compounds for a variety of other applications; and

Back to Contents

•	Coatings & Sealants, which comprises coatings for packaging and general industry applications, sealing compounds, and, increasingly, solutions for flexible packaging.

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

     The chart below provides a breakdown of our chemicals net sales by business area for the three years ended December 31, 2004:

Chemicals Net Sales by Business Area

     Because chemicals are used in a variety of industries, manufacturers of specialty chemical products are typically affected by the business cycles experienced by the industries that they serve. By targeting selected markets in complementary industries all over the world, we seek to diversify our risk and reduce our exposure to these cycles.

Products

Additives & Instruments

     We provide a wide range of innovative, high-quality additives and related measuring and testing instruments. In 2004, net sales generated by our Additives & Instruments business totaled € 348 million.

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

Back to Contents

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

     In July 2004, we sold the distribution company Byk Chemie France, which served the French market and had generated revenues of € 14.5 million in 2003, to IMCD France SNC and entered into a long term supply and distribution agreement with the company.

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

     In 2004, our Electrical Insulation business generated net sales of € 291 million.

     Our growth strategy in our Electrical Insulation business area includes the expansion of our market position by making selective acquisitions of innovative companies with strong positions in the markets in which they operate. In August 2003, we completed the acquisition of the global electrical insulation business of Schenectady International, Inc. As part of the transaction, we acquired 100% of the shares of Schenectady Europe GmbH (now Beck Electrical Insulation GmbH), Hamburg, Germany, and 83% of the shares (subsequently increased to 87%) of Schenectady Beck India Ltd., Pune, India, a company listed on the Indian stock exchange. In addition, we acquired S chenectady’s electrical insulation business operations in the United States, the United Kingdom, South Africa, Brazil, Mexico, Canada and Australia, and integrated them in our existing subsidiaries. In 2002, Schenectady’s electrical insulation business had revenues of $ 91 million. In January 2004, we acquired the electrical insulation business of Ranbar Electrical Materials Inc., comprising impregnating resins, varnishes and potting compounds for the secondary insulation of electrical equipment. In 2003, this business had revenues of approximately $ 11 million.

Coatings & Sealants

     In the area of Coatings & Sealants, we offer coatings as well as compounds and sealants. In 2004, our Coatings & Sealants business generated net sales of € 215 million. Our coatings are used, among other things, to coat steel and aluminum sheets, plastic, paper and board. An important downstream application of our coatings portfolio are packaging materials that are used in the food industry, including cans, drums, tubes and closures as well as aluminum, plastic and paper foils for flexible packaging. Our compounds and sealants portfolio comprises sealing compounds for use in

Back to Contents

beverage cans and metal as well as plastic closures and jar lids. In addition, our coil coatings are used for applications, such as facade claddings, roller shutters, blinds and furniture.

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

     In July 2004, we sold the coil coating business of our French subsidiary Rhenacoat S.A., which had generated net sales of € 12 million in 2003, to Akzo Nobel N.V. In August 2004, we sold our 51% stake in our Italian joint venture, Salchi-Rhenacoat s.r.l., which had achieved net sales of € 27 million in 2003, to our joint venture partner. In the first quarter of 2005, we sold our Austrian subsidiary Rembrandtin Lack Ges.m.b.H., which had generated net sales of € 33 million in 2004. These transactions reflect our strategic decision to realign our Coatings & Sealants business area by reducing our activities in the industrial coatings sector and concentrating on high-potential niches of the specialty chemicals markets, such as chemical solutions for flexible packaging. As with Electrical Insulation, our growth strategy in our Coatings & Sealants business unit includes the expansion and strengthening of our market position by making selected acquisitions.

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

     In our Additives & Instruments business, we manage most aspects of our R&D efforts on a centralized basis. Virtually all research related to additives is carried out at the headquarters of our chemicals division, which are located in Wesel, Germany. While we also maintain laboratories for these products in close proximity to our customers in all major markets, none of them is engaged in research activities. Instead, the function of these laboratories is to provide our customers with technical assistance and to solve their problems on-site. In our Electrical Insulation business, we carry out basic research projects at our facilities in Hamburg, particularly in the area of wire enamels. In addition, we maintain R&D laboratories at selected local manufacturing sites. These laboratories develop and produce region-specific formulations in close contact with our customers and provide them with technical service and support. In our Coatings & Sealants business, we manage our entire R&D process on a decentralized basis, with our R&D laboratories being located at our local plants. To avoid overlaps and redundancies, our management promotes close collaboration and the mutual exchange of information between R&D facilities within each of our business areas.

     As far as new technologies are concerned, such as UV-curing and nano technologies, which we expect to play an increasingly important role in the specialty chemicals industry, each of our business areas conducts its own R&D efforts. Because the value of new technologies to our business is highly application-specific, our management considers this approach preferable to concentrating all R&D in one location. To ensure that know-how built up in one business area becomes available to other business areas, we actively manage cooperation between our various R&D facilities involved in similar technology projects. In addition, in March 2004, we acquired a 7% stake in, and entered into a cooperation and development agreement with, Nanophase Technologies Corporation, a company active in nano materials, to jointly identify and develop products for use in the manufacture of paints, coatings and plastics.

     As of December 31, 2004, 469 people worldwide – 18.6% of the workforce of our chemicals division – were employed in our laboratories. Our R&D expenditures in this division totaled € 38 million in 2004, representing 4.4% of total sales.

Back to Contents

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

     Like other companies in the chemicals industry, we are exposed to raw material price increases. While historically we have mostly been able to pass such increases on to our customers, we have experienced difficulties in doing so in the past two business years, which has created pressure on our margins. To reduce this pressure, we attempt to secure important raw materials by entering into long-term contracts. In 2004, we were able to achieve savings as a result of a transfer of production volumes formerly produced by contractors to our own production facilities and by an ongoing streamlining of our procurement processes. In addition, we were able to limit our exposure to high raw material prices by substituting cheaper raw materials for more expensive ones.

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

     We own substantially all of our manufacturing facilities and substantially all of the land on which they are located. Our most important production facility in the chemicals division is located in Wesel, Germany, where we manufacture the majority of the products of our additives business area. We lease our facilities in Collecchio, Italy, and Fort Wayne, Indiana.

Back to Contents

     The following table shows selected key information with respect to our current manufacturing facilities as well as our facilities under construction:

Production Facilities

Location	Function	Size (m2)

Wesel, Germany	Additives	98,810
Kempen, Germany	Wire enamels	36,713
Hamburg, Germany	Impregnating resins and compounds	34,711
Grevenbroich, Germany	Coatings	25,219
Bremen, Germany	Closure compounds	13,719
Lehrte, Germany	Coatings	24,719	(1)
Geretsried, Germany	Measuring and testing instruments	10,323
Tongling City, China	Additives and wire enamels	40,634
Shunde, China	Coatings	9,754
Zhuhai, China	Wire enamels, impregnating resins and compounds	70,000
Sedan, France	Coatings	20,000
Quattordio, Italy	Wire enamels, impregnating resins	40,096	(2)
Ascoli Piceno, Italy	Wire enamels, impregnating resins	17,499
Collecchio, Italy	Compounds	8,000
Deventer, Netherlands	Additives	18,850
Vigo, Spain	Can sealants	20,637
Manchester, United Kingdom	Impregnating resins	8,500
St. Louis, Missouri	Wire enamels, impregnating resins and compounds	70,000
Wallingford, Connecticut	Additives	75,366
Fort Wayne, Indiana	Wire enamels	3,345
Ankleshwar, India	Wire enamels, impregnating resins	116,655
Pune, India	Wire enamels, impregnating resins and compounds	96,536

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

     Our main customers in the area of Additives & Instruments are in the paint and plastics industry. We offer our Additives & Instruments portfolio worldwide under our global brands BYK-Chemie and BYK-Gardner. Our marketing efforts are coordinated by our headquarters in Wesel, Germany, and are supported by our global sales and marketing organization, which consists of marketing companies in the United States, Singapore and Japan and sales offices in Korea and China. In those areas of the world where it does not make sense for us to maintain sales and marketing organizations of our own, we rely on distributors with which we have long-term relationships and whom we typically remunerate on a commission basis. We do not depend on any one of our distributors, and none accounts for a material portion of our revenues. In addition, we

Back to Contents

employ technical consultants who provide technical advice and service to our customers in all major markets.

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

     In the area of Coatings & Sealants, our customers comprise a small number of globally operating companies in the packaging and certain other industries. For sales and marketing purposes, we rely on our own organizations in Germany, most other major European markets, the United States and China.

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

     The specialty chemicals industry is a highly fragmented industry, and there is no company that competes with us across all our business areas. The following table provides an overview of our principal competitors by business area:

Competitors

Additives & Instruments	Air Products, Ciba Specialty Chemicals, Cognis, Cytec, Degussa-Tego and Lubrizol
Electrical Insulation
Wire enamels	Du Pont, Nexans, Fupao Chemical and Hitachi
Impregnating resins and
compounds	Vantico, Du Pont, Hitachi and Von Roll Isola
Coatings & Sealants
Can coatings	ICI, PPG and Valspar
Coil coatings	Akzo Nobel Nippon Paint, BASF, Becker Industrial Coatings, Sigma-Kalon and Tikkurila
Can sealants and closure
compounds	W.R. Grace

Regulation

     The development, manufacture and marketing of chemical substances is regulated by national and international laws. Almost every country has its own legal procedures for manufacturing, registration and import. Of all countries, the laws and regulations of the European Union, the United States, China and Japan, however, are those which are most significant to our business. These regulations include the European inventory of existing commercial chemical substances, the European list of notified chemical substances, the United States Toxic Substances Control Act and the chemicals list of the Japanese Ministry of Trade and Industry. Chemicals that are contained in one or more of these lists can usually be registered and imported without additional testing into any other country, although additional administrative requirements may exist.

     In the fall of 2003, the European Commission adopted a proposal for a new EU regulatory framework for chemicals. Under the proposed new system called REACH (Registration, Evaluation

Back to Contents

and Authorisation of CHemicals), which aims to improve the protection of human health and the environment by providing more safety information on chemical substances, enterprises that manufacture or import more than one metric tonne of a chemical substance per year would b e required to register it in a central database. The proposal is currently being considered by the European Parliament and the Council of the EU for adoption under the so-called co-decision procedure and is not expected to enter into force prior to 2007. While we are currently unable to assess the full impact of this proposed new system on our business, we expect that it will very likely require the deployment of additional resources and thus result in increased costs, which could have a negative impact on our results of operations.

Employees

     See ‘‘Item 6: Directors, Senior Management and Employees — Employees’’ for information on our employees.

Environmental Matters

     Our operations are subject to a number of environmental laws and regulations in each of the jurisdictions in which we operate governing, among other things, air emissions, wastewater discharges, the use, handling and disposal of hazardous substances and wastes, soil and groundwater contamination, as well as employee health and safety. Environmental compliance obligations and liability risks are inherent in many of our manufacturing activities. In the United States, certain environmental remediation laws, such as the federal ‘‘Superfund’’ law, can impose joint and several liability for site cleanup, regardless of fault, upon certain statutory categories of parties, including companies that sent waste to a site. We are subject to potential liability at a number of owned and third party sites in the United States.

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

     We have established and continue to establish accruals for environmental remediation liabilities where the amount of such liability can be reasonably estimated. As a rule, investigations into potential contamination and subsequent cleanup are required only when a site is closed and the existing production facilities dismantled. Accordingly, it is not possible to reasonably estimate the ultimate liability for investigation and cleanup at sites that are still in operation. Likewise, given the uncertainty inherent in such estimates, any accruals that we have established may be subject to change.

Organizational Structure

     We have subsidiaries that operate in a number of countries throughout the world. The following table provides information as of December 31, 2004, with respect to our current significant subsidiaries:

Back to Contents

Significant Subsidiaries

Corporate name, location and country of incorporation	Field of activity	Equity(1)	Ownership interest(2)

		(€ in millions)	(%)
Pharmaceuticals
ALTANA Pharma AG,	Administration, R&D,	95	100
Constance, Germany	Production, Distribution
ALTANA Pharma Deutschland GmbH, Constance, Germany	Distribution	1	100
ALTANA Pharma B.V., Hoofddorp, The Netherlands	Distribution	10	100
ALTANA Pharma N.V. /S.A., Diegem, Belgium	Distribution	7	100
ALTANA Pharma S.A.S., Le Mée-sur-Seine, France	Distribution	15	100
ALTANA Pharma GmbH, Vienna, Austria	Distribution	11	100
ALTANA Pharma S.p.A., Milan, Italy	Distribution	31	100
ALTANA Pharma S.A., Madrid, Spain	Distribution	20	100
ALTANA Pharma Sp.z.o.o., Warsaw, Poland	Distribution	22	100
ALTANA Inc., Melville, New York	Production, Distribution	38	100
ALTANA Pharma Inc., Oakville, Canada	Distribution	28	100
ALTANA Pharma S.A. de C.V., Mexico City, Mexico	Production, Distribution	62	100
ALTANA Pharma Ltda., São Paulo, Brazil	Production, Distribution	54	100
ALTANA Pharma AG, Kreuzlingen, Switzerland	Distribution	8	100
ALTANA Madaus (Pty.), Midrand, South Africa	Distribution	12	50
ALTANA Pharma Ltd., Marlow, Great Britain	Distribution	4	100
Zydus ALTANA Healthcare Private Ltd., Vashi, India	Production	14	50
ALTANA Pharma US, Florham Park, New Jersey	Distribution	19	100

Chemicals
ALTANA Chemie AG, Wesel, Germany	Administration	867	100
BYK-Chemie GmbH, Wesel, Germany	Production, Distribution	105	100
Rhenania Coatings GmbH, Grevenbroich, Germany	Production, Distribution	9	100
DS-Chemie GmbH, Bremen, Germany	Production, Distribution	7	100
Terra Lacke GmbH, Lehrte, Germany	Production, Distribution	6	100
Beck Electrical Insulation GmbH, Hamburg, Germany	Production, Distribution	24	100
BYK-Cera B.V., Deventer, The Netherlands	Production, Distribution	23	100
Deatech s.r.l., Ascoli Piceno, Italy	Production, Distribution	30	100
The P.D. George Company Inc., St. Louis, Missouri	Production, Distribution	17	100
BYK-Chemie USA, Wallingford, Connecticut	Production, Distribution	50	100
BYK-Chemie Japan KK, Osaka, Japan	Distribution	5	100
Tongling SIVA Insulating Materials Co. Ltd., Tongling City,
People’s Republic of China	Production, Distribution	18	100

Other subsidiaries

ALTANA Technology Projects GmbH,	Investments in and	63	100
Bad Homburg v.d.H., Germany	collaborations with
	biotech companies

(1) Figures calculated in accordance with International Financial Reporting Standards (‘‘IFRS’’).
(2) Portion of ownership interest equals portion of voting power held.

Property, Plants and Equipment

     We own approximately 2.1 million square meters of property at our production, distribution and administrative facilities around the world and nearly all of the land that they occupy. See ‘‘Pharmaceuticals – Production’’ and ‘‘Chemicals – Production’’ for more information on our production facilities. Virtually all of our facilities are either owned by us or available to us under long-term leases. We believe that our current facilities and those of our consolidated subsidiaries are in good condition and adequate to meet the requirements of our present and foreseeable future operations.

Back to Contents

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

     In 1988, we held 91% of Deutsch-Atlantische Telegraphen AG (‘‘DAT’’). In connection with the execution of a profit transfer and control agreement with DAT, which provided that all of DAT’s profits and losses had to be transferred to us, we made a mandatory exchange offer to the minority shareholders offering them 1.3 shares of our company for each DAT share held by them. The offer was based on a valuation of DAT. Subsequently, several minority shareholders applied to the competent court for relief, alleging that our compensation offer was inadequate. After raising our stake in DAT and integrating it into our company in 1990, we submitted a new compensation offer based on an exchange ratio of 1.4. After protracted litigation, in which lower courts confirmed the adequacy of our offers, the German Federal Constitutional Court (Bundesverfassungsgericht) reversed and remanded. The court held that the compensation offered by us should have been based on the market price of the shares, which would have led to a higher compensation to the DAT shareholders. On March 12, 2001, the German Federal Supreme Court (Bundesgerichtshof) decided that the exchange ratio had to be based on the average share price during the three months preceding the shareholders’ meeting that approved the profit transfer and control agreement. The case was subsequently remanded to a district court, which in its decision dated January 15, 2003 set the exchange ratio at 3.45 shares of our company for one DAT share (not taking into account the various stock splits that have occurred in the meantime). We appealed that decision and on July 4, 2003, the appellate court (Oberlandesgericht Düsseldorf) confirmed the district court’s decision. Based on the final court ruling, our total liability amounted to € 19.3 million. As at December 31, 2002 we had already accrued € 16.1 million. Accordingly, we recorded an expense of € 3.2 million as other operating expenses in 2003. We were required to settle our obligation in cash and shares. The obligation had been calculated based on the stock price of our shares on the day of the court ruling. In 2003, we transferred 207,036 of our treasury shares to former DAT shareholders and paid € 0.9 million in cash. However, in 2004, 7,704 shares and € 0.03 million in cash were transferred back to us, since the bank which had requested the shares and the cash in 2003 was unable to locate the former DAT shareholders. In 2004, we transferred 3,492 shares of our treasury shares to former DAT shareholders and paid € 0.02 million in cash. At December 31, 2004, we recorded the outstanding obligation in an amount of € 8.2 million under other liabilities.

     On February 2, 2004, an Abbreviated New Drug Application (‘‘ANDA’’) with paragraph IV certification relating to Pantoprazole was filed with the U.S. Food and Drug Administration (‘‘FDA’’) and in April 2004 we received the corresponding paragraph IV patent certification notice from TEVA Pharmaceutical USA, Inc. (‘‘TEVA’’). On May 20, 2004, we, together with Wyeth, filed a patent infringement suit with the U.S. District Court of New Jersey (Newark) against TEVA and its parent TEVA Pharmaceuticals Industries, Ltd., alleging infringement of our Pantoprazole substance patent. Since the patent infringement action was brought against TEVA within 45 days after the receipt of the notification from TEVA, FDA approval of the ANDA cannot become effective until August 2, 2007, unless there is an earlier court decision stating that our substance patent is invalid or has not been infringed. At the beginning of March 2005, we received a notification from Sun, one of the challengers of our Pantoprazole formulation patent, informing us that Sun has amended its ANDA to include a paragraph IV certification relating to our Pantoprazole substance patent. We have not yet decided which steps should be taken with regard to this amendment of Sun’s ANDA. For additional information on the risk posed by ANDAS and ANDAS generally, see ‘‘Item 3: Key Information — Risk Factors — Risks Related to our Pharmaceuticals Business’’, ‘‘Pharmaceuticals — Intellectual Property’’ and ‘‘Pharmaceuticals — Regulation — United States’’.

Back to Contents

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion includes forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those contained in the forward-looking statements.

     You should read the following discussion of our financial condition and results of operations in conjunction with our consolidated financial statements, including the related notes, and the other financial information that we have included elsewhere in this annual report. For our consolidated financial statements as of and for the three years ended December 31, 2004, see the discussion beginning on page F-1. We have prepared our consolidated financial statements in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. For a description of the significant differences between IFRS and U.S. GAAP and a reconciliation of net income and shareholders’ equity to U.S. GAAP, see notes 33and 34 to our consolidated financial statements.

Overview

     We are a globally operating company that develops, manufactures and markets innovative pharmaceutical and specialty chemical products for a range of targeted, highly specialized applications. In each of the last five years, we were able to significantly increase our revenues and operating income, although the growth rate has flattened in recent years. Much of this development has been driven by Pantoprazole. The following table indicates the growth of our business in recent years in terms of our net sales and our operating income for each of the last five years:

	2000	2001		2002	2003	2004

	(€ in millions)
Net sales	1,928	2,308		2,609	2,735	2,963
Operating income	309	520	(1)	538	563	617
Net income	181	328		324	345	391

(1)	Includes a one-time gain in the amount of € 110 million resulting from the sale of our interest in a joint venture with H. Lundbeck A/S, a Danish company active in the treatment of diseases of the central nervous system (‘‘CNS’’) and a s pecial donation of € 15 million to the Herbert Quandt endowment. Excluding these items, our operating income in 2001 would have been € 424 million.

     The following discussion highlights the main factors driving the revenues and results of operations of each of our two divisions from 2002 to 2004.

Pharmaceuticals

     The net sales of our pharmaceuticals division rose by 13.3%, from € 1,861 million in 2002 to € 1,980 million in 2003 and € 2,109 million in 2004. During the same period, the division’s operating income grew by 12.7%, from € 471 million in 2002 to € 506 million in 2003 and € 531 million in 2004. The results of operations of our pharmaceuticals division are driven by:

•
Our ability to develop and launch new and innovative therapeutics. Our pharmaceuticals division derives most of its revenues from the sale of therapeutic drugs, and its ability todevelop and launch new and innovative drugs materially influences its results of operations. The launch of new drugs, however, requires the successful completion of a regulatory approval process that is complex and burdensome and the outcome of which is uncertain. Currently, the main revenue driver of our pharmaceuticals division is our gastrointestinal therapeutic Pantoprazole, whose net sales have risen by 25.9% over the past three years, from € 966 million in 2002 to € 1,113 million in 2003 and further to € 1,216 million in 2004. Pantoprazole accounted for 57.6% of our pharmaceuticals net sales in 2004, compared with a contribution of 56.2% in 2003 and 51.9% in 2002. In 2004, Pantoprazole continued to be the primary growth driver of the division’s net sales. However, increasing competition in the U.S. market, our most important market, by other branded protonpump inhibitors (‘‘PPIs’’), in particular Takeda’s Lansoprazole and AstraZeneca’s Esomeprazole, by various generic PPIs, in particular those based on Omeprazole, as well as

Back to Contents

by over-the-counter (‘‘OTC’’) versions of Omeprazole based PPIs has led to increased pressure on Pantoprazole, which may result in reduced growth and potentially even a decline in our Pantoprazole net sales in future periods . To reduce our reliance on sales and earnings of Pantoprazole, we are in the process of developing several respiratory drugs, including Ciclesonide and Roflumilast, which we hope will become revenue drivers of our pharmaceuticals division in the future. We recently started marketing the metered dose inhaler (‘‘MDI’’) application of Ciclesonide under the brand name Alvesco® in Germany and the United Kingdom. We plan to launch Ciclesonide in additional territories and to launch Roflumilast under the brand name Daxas® over the next several years.

•	Price regulations and budgeting decisions of local governments and health care providers. The sale of pharmaceuticals is subject to extensive price controls, which not only limit the amount of revenues that we can earn from our products but also influence the purchasing patterns of hospitals, doctors and patients. For example, after a period in which health care providers in Germany were afforded greater flexibility in their budgeting decisions and during which we were able to increase our sales of ethical therapeutics in the German market, recent legislation providing a framework for the introduction of reference prices is likely to have the opposite effect. Since January 1, 2003, the pharmaceutical industry in Germany is required to grant German public health care insurance companies fixed mandatory rebates (Kassenrabatte) off the list price for most ethical products. These fixed mandatory rebates were increased from 6% to 16% in 2004. The introduction of the fixed mandatory rebate system and the increases in the levels of these rebates have had a negative impact on our pharmaceuticals sales in Germany. For more information on the accounting impact of the fixed mandatory rebate system, see ‘‘Critical Accounting Policies — Revenue Recognition’’ . In addition, in 2004, new legislation took effect which provides for the possibility to include patent-protected drugs in the system of statutory fixed reference prices for generic drugs containing certain classes of active ingredients. Drugs included in the statutory fixed reference price system are not subject to the fixed mandatory rebates. On January 1, 2005, the inclusion of Pantoprazole in the statutory fixed reference price system took effect. The association of the German health care insurance providers has included Pantoprazole in a reference price group along with other branded PPI’s and cheaper Omeprazole-based generics. While we have lowered our prices for Pantoprazole in Germany so that German patients wishing to purchase Pantoprazole do not have to pay more than the statutory fixed reference price, we have also filed suit against the association’s decision in the Social Court in Berlin, Germany. As a result of these developments, we anticipate the negative impact of German regulation on our business in Germany to persist.

•	The level of our investment in R&D in any given period. The development of new and innovative therapeutics involves substantial investments in R&D. Thus, the level of our R&D spending in any given period has a material impact on the results of operations of our pharmaceuticals division in that period. To maintain our high level of innovation, we seek to invest approximately 20% of the annual revenues of our therapeutics business in R&D. Basic research, the initial development of new drug candidates, the establishment of production facilities and the launch of new therapeutics typically require high levels of cash expenditures, whereas the marginal cost of producing additional units of the therapeutic is low. As a result, our ability to recover our R&D expenditures and to generate a profit from our drugs depends on our ability to obtain patent and other forms of intellectual property protection for these drugs to shield us from competition by manufacturers of generic equivalents.

•	The sales and marketing methods we use for our therapeutics. The results of operations of our pharmaceuticals division depend substantially on the selling and distribution expenses that we incur in marketing our therapeutics. The amount of selling and distribution expenses incurred with respect to any given drug depends on a variety of factors. One principal factor is the stage of the drug’s life cycle. When we launch a new therapeutic, we

Back to Contents

typically incur substantial selling and distribution expenses to support its introduction to the worldwide pharmaceuticals markets. As the drug becomes established in its markets, these costs decline.

Another key factor influencing the level of selling and distribution expenses of our therapeutics and the revenues generated by them is the method that we use to distribute them. While we record selling and distribution expenses in markets where we sell our drugs directly, we at times use arrangements under which a local distributor purchases therapeutics from us at a price specified in the relevant distribution agreement and then assumes sole responsibility for selling and distributing these drugs in its local market. All expenses incurred in connection with the sale and distribution of the drugs are the distributor’s responsibility. An example of this type of distribution arrangement is our agreement with Wyeth Pharmaceuticals, the pharmaceuticals division of Wyeth, Inc., (‘‘Wyeth’’) to distribute Pantoprazole in the United States. See ‘‘Item 10: Additional
Information — Material Contracts’’ for a summary of the material terms of our distribution arrangement with Wyeth.

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

Chemicals

     The net sales of our chemicals division increased by 14.2% from € 748 million in 2002 to € 755 million in 2003 and € 854 million in 2004. Over the same period, its operating income fluctuated from € 104 million in 2002 to € 92 million in 2003 and € 121 million in 2004. The results of operations of our chemicals division are driven by:

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

•	Our ability to maintain close ties with our customers. In the specialty chemicals industry, it is important to be able to offer customers complete solutions consisting not only of products but also of comprehensive technical advice and service in connection with these products. Because the relationship aspect is an integral part of our product offering, our ability to maintain close ties with our customers affects the prices that our customers are willing to pay us and ultimately our revenues and results of operations.

•	The business cycles experienced by our customers. Although our products are targeted at specialized applications, our chemicals division is subject to the business cycles experienced by our customers. While we find it difficult to insulate our business from the impact of economic downturns that affect all of our customers, we attempt to reduce our exposure to the business cycles of the industries that we serve by focusing on complementary industry segments and discrete geographic regions.

•	The level of raw material prices. Another driver of the results of operations of our chemicals division is the level of raw material prices prevailing at any given point. Historically, we have at times found it difficult to pass such increases on to our customers, and we may experience similar difficulties in the future. In each of the last several years, the results of operations of our chemicals division were materially influenced by rising raw

Back to Contents

material prices. We continued to be exposed to high raw material prices in 2004 but were able to limit their impact on our business by substituting cheaper raw materials for more expensive ones.

     Each of our two divisions’ results of operations have been and continue to be materially influenced by exchange rate movements, particularly between the euro and each of the U.S. dollar, the Japanese yen, the Chinese renminbi yuan and the Mexican peso. For example, in 2004, net sales of our pharmaceuticals division were reduced by two percentage points due to the unfavorable exchange rate movements of the euro vis-à-vis the U.S. dollar and currencies linked to the U.S. dollar. Similarly, in 2004, exchange rate effects resulted in a reduction of the net sales of our chemicals division by three percentage points.

     In addition, the revenues of each of our two divisions in any given period may be influenced by acquisitions and dispositions made by that division during that period. This is particularly true of our chemicals division, whose growth strategy contemplates the acquisition of suitable targets. For example, in August 2003 we acquired the electrical insulation business of Schenectady International, Inc., which contributed € 27 million to our revenues in 2003.

     To promote comparability across reporting periods, the following discussion of our results of operations breaks out acquisition, disposition and currency effects.

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

Critical Accounting Policies

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

     We make provisions for discounts, allowances, rebates, chargebacks and product returns by customers in the same period in which we recognize the related revenue. Such provisions primarily relate to potential revenue reductions in our pharmaceutical business as a result of:

•
Fixed mandatory rebates on ethical pharmaceuticals granted to the German public health care insurance companies as required by German law (Kassenrabatt). In the case of ethical pharmaceutical products, these rebates amounted to 6% and 16% of the products’ retail price in 2003 and 2004, respectively. We calculate such rebates based on the sales volume shipped to our wholesale dealers. Additionally, we rely on market data provided by external sources to estimate the amounts sold by these dealers to patients insured under the German public health care system. The final rebate is determined and invoiced to us by the pharmacies’ centralized service centers on a regular basis. Generally, the settlement occurs two months after shipping. Historically, our estimates have not deviated significantly from the ultimate rebate granted. Accordingly, we believe that we are able to determine the aggregated amount of rebates on our pharmaceutical products with a high degree of certainty at the time of shipment. As from January 1, 2005, Pantoprazole ceased to be subject to the German fixed mandatory rebate system and became subject to a statutory fixed price in Germany.

•	Volume-based customer loyalty rebates that relate almost exclusively to our sales activities in Brazil and the United States. These rebates are offered to our key customers to promote customer loyalty and encourage greater product sales. Our rebate programs provide that

Back to Contents

upon the attainment of pre-established volumes or the attainment of revenue milestones in a specified period, the customer receives credit against purchases. Other promotional programs are incentive programs periodically offered to our customers. We estimate provisions for rebates and other promotional programs based on the specific terms of each agreement and historical experience at the time of shipment.

•	Merchandise returns with regard to returns of expired ethical pharmaceutical products. Consistent with industry practice, we maintain a return goods policy that allows our customers to return product within a specified period prior to and subsequent to the expiration date. The majority of returns occur from six months before expiration to twelve months after expiration of the products. We base our accruals for product returns on our historical return experience. Due to high customer demand experienced in the past, customer returns due to product expiration have not been significant.

•	Chargebacks relate to wholesale dealers in the US who are supplying our products to indirect customers. The provisions for chargebacks are determined in light of expected sell-through levels by wholesale customers to indirect customers based upon past history. Direct customer rebate arrangements in the United States are typically related to the Medicaid Drug Rebate Program. These direct customer rebate arrangements do not make up a significant feature of our normal sales terms and conditions.

     Reductions of gross revenues for our pharmaceutical business amounted in total to € 161 million in 2003 and € 211 million in 2004. There have been no material changes in estimates for prior year revenue reductions included in these amounts. Additionally we offer volume based rebates and cash discounts to customers of our chemicals business. Revenue reductions related to the chemicals business were € 9 million in 2003 and € 10 million in 2004. Accrued liabilities for these reductions amounted to € 38 million for 2003 and € 60 million for 2004.

     We generate a substantial portion of our revenues from licensing agreements under which we grant third parties rights to certain of our products and technologies. We record non-refundable upfront payments received under these agreements as deferred revenue and recognize them in income over the estimated performance period stipulated in the agreement. An example of such a licensing agreement is our contract with Wyeth to distribute Pantoprazole in the United States. See ‘‘Item 10: Additional Information — Material Contracts’’ for more information on this contract.

     Currently, Wyeth is our single largest customer. Under our agreement with Wyeth related to the distribution of Pantoprazole, we have granted Wyeth an exclusive license to sell Pantoprazole-based products in the U.S. market. Under the agreement, Wyeth pays us a specified percentage of its Pantoprazole-related net sales, subject to a minimum price. Because our net sales from this arrangement are directly dependent on the price that Wyeth charges to the final consumer, our revenue from products that we have delivered to Wyeth but that have not been sold to the final consumer as of the balance sheet date are accounted for at the minimum price. We use what we believe is a reasonable system for estimating the number of unsold products held by Wyeth as of each relevant balance sheet date. The difference between the minimum price and the price invoiced by us to Wyeth is treated as deferred income until such time as the product is actually sold to the final consumer. Additionally, under this licence agreement we ship semi finished-products to Wyeth, who then completes the manufacturing process and sells the finished products to the final consumer. Under the terms of the contract, any yield adjustment resulting from the completion of the manufacturing process by Wyeth results in an adjustment, or allowance, to the original price.

     We also generate revenues from our collaborative research and development arrangements. Examples of such arrangements include our agreement with Pfizer to co-develop and co-promote Roflumilast, which we intend to market under the brand name Daxas®, and our agreement with Aventis, now Sanofi-Aventis, with respect to the co-development of Ciclesonide, which we have recently started to market in two major European markets under the brand name of Alvesco®. See ‘‘Item 4: Information on the Company — Pharmaceuticals — Research and Development’’ for more information on these arrangements. We enter into co-development and co-promotion agreements to enhance the scope and depth of our research portfolio. Such agreements consist of multiple elements and provide for varying consideration terms, such as upfront, milestone and similar payments, which are complex and require significant analysis by management in order to determine the most

Back to Contents

appropriate method of revenue recognition. In 2003, we reviewed our various collaborative arrangements to determine if the multiple elements can be divided into separate units of accounting and how the arrangement consideration should be recognized. Where an arrangement can be divided into separate units, the arrangement consideration is recognized amongst those varying units and recognized over the respective performance period. Where the arrangement cannot be divided into separate units, the total arrangement consideration is allocated on a straight-line basis over the estimated collaboration period. Such determinations require us to make certain assumptions and judgments.

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

     Under our arrangement with Pfizer, which is currently the most important of our development collaborations, we received upfront payments in 2002 of € 33.4 million. Initially, € 22.3 million of the upfront payment was deferred and is being recognized on a straight-line basis over the expected research and development period. Following the review of our accounting for our various collaborative arrangements in 2003, the upfront payment is now deferred and recognized over the entire collaboration period. The balance of € 11.1 million is refundable in the event that we fail to obtain regulatory approval for Roflumilast and is therefore deferred in full through final regulatory approval. If and when we obtain regulatory approval, the € 11.1 million will also be deferred over the remaining collaboration period. In addition, in 2003 and 2004, we received milestone payments of € 28.1 million and € 8.2 million, respectively, which are being deferred and recognized over the collaboration period.

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

Employee Incentive Plans

     As described in greater detail elsewhere in this annual report and in notes 2 and 13 to our consolidated financial statements, we offer various share-based employee incentive plans. See ‘‘Item 6: Directors, Senior Management and Employees — Share Ownership — Stock Option Plans’’ and ‘‘Item 6: Directors, Senior Management and Employees — Share Ownership — ALTANA Investment Program’’ for additional information on these plans. To enable us to satisfy our obligations under these plans, we may from time to time purchase shares of our company in the open market. Under International Financial Reporting Standards (‘‘IFRS’’), we amortize the excess of the average price at which we acquire these shares over the exercise price of the options over the applicable vesting period. U.S. GAAP currently permits companies to choose whether to apply the intrinsic value accounting provided by Accounting Principles Board (‘‘APB’’) Opinion No. 25 ‘‘Accounting for Stock Issued to Employees’’ (‘‘APB 25’’) or the fair value method as set forth in the Financial Accounting Standards Board’s (‘‘FASB’s’’) Standard of Financial Accounting Standards (‘‘SFAS’’) No. 123 ‘‘Accounting for Stock Based Compensation 123’’. We currently apply APB 25 to our U.S. GAAP reporting. U.S. GAAP makes a distinction between fixed plans and variable plans.

Back to Contents

Generally, a plan is deemed to be fixed if both the option exercise price and the number of options that the participant will receive are known at the date of grant. Conversely, plans under which options are granted or become exercisable only upon the achievement of performance hurdles are normally variable. Special rules apply to plans that require cash settlement or permit participants to choose between cash and stock settlement. These plans invariably require variable accounting. Most of our employee incentive plans are variable plans. The only plan offered by us that is a fixed plan is our stock option plan for key members of our management launched in 2002. In the case of our variable plans, we calculate the excess of the market value of the shares over the exercise price at each annual balance sheet date and, if we consider it probable that the exercise condition will be satisfied, record the vested portion of the difference as an expense. With respect to our only fixed plan, we have so far not recorded any compensation cost, as the options granted under that plan have been out of the money since the date of grant. The primary aspect of our accounting for employee incentive plans that involves uncertainty and the exercise of management judgment is the determination of the likelihood that the exercise conditions under our variable plans will be satisfied.

     As a result of the issuance of IFRS 2, which took effect on January 1, 2005, our accounting for employee incentive plans will change with effect from that date. The new standard introduces a fair-value based model for the accounting for share-based compensation. It requires us to record the fair value of an option as an expense. For equity-settled plans, the fair value is measured at the grant date and for cash-settled plans at each balance sheet date using a valuation technique consistent with generally accepted valuation methodologies. Vesting conditions are not taken into account when estimating the fair value, unless these conditions are market-based. Instead, the total expense incurred is adjusted for the number of options that eventually vest. In the case of equity- and cash-settled plans, the expense is deferred over the vesting period. However, for cash-settled plans the amount of the expense is adjusted to the fair value of the options on each balance sheet date. The compensation costs that we expect to record under this fair-value based model will differ from the compensation costs that we record using our current accounting policy.

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

Pension Plans

     We provide various pension plans and other retirement benefit plans for our employees both in Germany and abroad. While some of these plans are funded by separate plan assets, most of them are not. We value our exposure under each of these plans using the projected unit credit method set forth in IAS 19. In performing valuations, we rely on the advice of actuarial consultants. The methodologies used by us require that we make estimates for some parameters, including the expected discount rate, the expected rate of compensation increase, the expected rate of pension increase and, in the case of plans covered by plan assets, the expected return on these assets. Although we believe that the actuarial assumptions used by us are appropriate, the relevant parameters may develop materially differently, which in turn may have a material impact on the level of our net periodic pension costs in any given period. We reflect all such changes in actuarial losses (gains), subject to the corridor approach.

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

Back to Contents

commercial feasibility of products under development. Our research and development expenses typically consist of salaries and benefits, allocated overhead costs, occupancy costs, clinical trial and related manufacturing costs, as well as milestone-based payments, contract manufacturing and other outside costs.

     We expense all research costs as incurred. Further, given the regulatory approval process and other uncertainties inherent in the development of our products, the conditions set forth in IAS 38 for capitalizing development costs are not satisfied, therefore development costs are also expensed as incurred. Significant management judgment is required when assessing the possible outcome of development activities.

     In the case of collaborations and alliances with third parties , considerable judgment can be involved in assessing whether milestone based payments simply reflect the funding of research, in which case expensing would always be required, or whether, by making a milestone payment, we acquire an asset which has alternative uses in our own on-going research efforts and which may therefore be expensed over one or more future periods.

Impairment

     Goodwill. Since January 1, 2004, goodwill is not longer amortized but instead must be tested for impairment annually or more frequently if events and circumstance indicate that the carrying amount is not recoverable. The goodwill impairment test is based on recent financial budgets, which are based on historical experience, are subject to change and represent management’s current best estimates regarding future developments. For a more detailed description of our impairment test, see note 5 of our consolidated financial statements.

     Tangible and intangible assets, other than goodwill. A significant percentage of our assets is comprised of long-lived assets. We record these long-lived assets at cost and amortize or depreciate them, as the case may be, on a straight-line basis over the shorter of the term of the underlying contract, if applicable, or their estimated useful lives. As shown in note 5 to our consolidated financial statements, we hold various intangible assets other than goodwill. The useful life of an intangible asset, which is the period over which the asset is expected to contribute directly or indirectly to future cash flows, can be influenced by various factors, including legal, regulatory, contractual, competitive, economic and other factors. While many of our intangibles have a known contractual or legal life, determining the impact of other factors can involve considerable uncertainty and therefore require management to exercise significant judgment in estimating the period over which the cost of an asset should be expensed. Similar estimates are required for our tangible fixed assets.

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

Back to Contents

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

Results of Operations

Group

     The following table sets forth selected items of our consolidated income statement for the three years ended December 31, 2004 both in absolute terms and as percentages of net sales:

Results of Operations(1)

	Year ended December 31,
	2002		2003		2004

	(€ in	(% of	(€ in	(% of	(€ in	(% of
	millions)	net sales)	millions)	net sales)	millions)	net sales)
Amounts in accordance with IFRS
Net sales	2,609	100.0	2,735	100.0	2,963	100.0
Cost of sales	(928)	(35.6)	(947)	(34.6)	(1,014)	(34.2)

Gross profit	1,681	64.4	1,788	65.4	1,949	65.8
Selling and distribution expenses	(649)	(24.9)	(710)	(26.0)	(777)	(26.2)
Research and development expenses	(369)	(14.2)	(412)	(15.1)	(445)	(15.0)
General administrative expenses	(128)	(4.9)	(120)	(4.4)	(145)	(4.9)
Other operating income	79	3.0	91	3.3	69	2.3
Other operating expenses	(76)	(2.9)	(74)	(2.7)	(34)	(1.2)

Operating income	538	20.6	563	20.6	617	20.8
Financial income (expense)	(12)	(0.5)	17	0.6	7	0.2

Income before taxes and minority interests	527	20.2	580	21.2	624	21.1
Income tax expense	(202)	(7.7)	(235)	(8.6)	(233)	(7.8)

Income before minority interests	324	12.4	345	12.6	391	13.2
Minority interests	0	0.0	0	0.0	0	0.0

Net income	324	12.4	345	12.6	391	13.2

Amounts in accordance with U.S. GAAP
Net income	338		337		385

(1) Columns may not add due to rounding.

2004 compared with 2003

     Net sales. Net sales increased by 8.3%, from € 2,735 million in 2003 to € 2,963 million in 2004. As in prior periods, the increase in 2004 was once again driven by our pharmaceuticals segment, with net sales rising by € 129 million in absolute terms and by 6.5% in relative terms, primarily due to revenue growth in the segment’s therapeutics business as a result of the continued growth of Pantoprazole, particularly in Europe. Given the position that Pantoprazole has achieved in most major markets to date and recent market data suggesting a stabilization of its market share in some major markets, we expect the overall growth of the drug to slow in the future. The positive impact of Pantoprazole on our pharmaceuticals division was partially offset by unfavorable exchange rate movements, greater pricing pressure resulting from increased competition in the U.S. market and

Back to Contents

unfavorable regulatory developments, particularly the impact of the fixed mandatory rebate system (Kassenrabatte) in Germany. Net sales of our chemicals segment experienced a strong increase of € 99 million in absolute terms and 13.1% in relative terms, on account of revenue growth of our Additives & Instruments and Electrical Insulation business areas in all regions. Part of this growth is attributable to an acquisition made in August 2003. Adjusted for acquisition, disposition and currency effects, our net sales would have risen by approximately 9%. You should note that net sales reflect the reduction of gross sales by certain deductions. For more information on gross sales and related deductions as well as on the German fixed mandatory rebate system, see ‘‘Critical Accounting Policies —  Revenue Recognition’’.

     Cost of sales. Cost of sales includes the manufacturing costs of products sold. In addition to directly attributable costs, such as material costs, staff costs and energy costs, this line item also covers indirect costs, including directly attributable depreciation charges. Cost of sales rose by 7.0%, from € 947 million in 2003 to € 1,014 million in 2004. As a percentage of net sales, cost of sales remained virtually unchanged, decreasing only slightly from 34.6% to 34.2% during the same period. The absolute increase in cost of sales was primarily driven by our chemicals segment and reflects higher levels of net sales in that segment. The slight decrease in cost of sales as a percentage of sales is almost exclusively attributable to our pharmaceuticals segment, reflecting higher shipped volumes of Pantoprazole, which has relatively low manufacturing costs relative to its price, compared with our other products.

     Selling and distribution expenses. Selling and distribution expenses are costs incurred by our sales and marketing organization as well as advertising and logistics costs. In absolute terms our selling and distribution expenses rose by 9.5%, from € 710 million in 2003 to € 777 million in 2004. As a percentage of net sales, selling and distribution expenses remained level at approximately 26%. This development was due to an increase in selling and distribution expenses in both of our segments. Pharmaceutical selling and distribution expenses increased in connection with the preparation of the launch of the MDI application of Ciclesonide, marketed under the brand name Alvesco®, and the expected launch of our pipeline drug Roflumilast. The increase of selling and distribution costs in our chemicals segment reflects the growth of the underlying business.

     Research and development expenses. Research expenses comprise costs incurred for original and planned investigations undertaken to gain new scientific or technical knowledge and understanding. Development expenses include costs incurred to achieve technical and commercial feasibility of products under development. Our research and development expenses typically consist of salaries and benefits, allocated overhead costs, occupancy costs, clinical trial and related manufacturing costs, as well as milestone payments and other outside costs.

     Research and development expenses increased by 8.1%, from € 412 million in 2003 to € 445 million in 2004. As a percentage of net sales, research and development expenses remained stable at approximately 15%. The increase in absolute terms reflects increased levels of R&D expenditures in our pharmaceuticals segment, mainly in connection with clinical trials for Ciclesonide and Roflumilast.

     General administrative expenses. General administrative expenses include overhead, administrative expenses and personnel and non-personnel costs incurred by management to the extent that they are not charged to other cost centers. General administrative expenses increased by 21.2% from € 120 million in 2003 to € 145 million in 2004. As a percentage of net sales, they increased from 4.4% to 4.9%. This increase is mainly attributable to our pharmaceutical branch, reflecting an industry-wide rise in insurance fees and the recruitment of additional employees, mainly to strengthen the corporate function at the ALTANA Pharma headquarters.

     Other operating income. Other operating income primarily consists of gains realized on the sale of assets, income from milestone payments, income from licensees and co-marketing partners, and, in 2003, the release of accruals. Other operating income declined by 23.9%, from € 91 million in 2003 to € 69 million in 2004. This decline reflects a decrease of earnings from € 20 million in 2003 to € 4 million in 2004 due to the sale of product lines, lower income from milestone payments, which decreased from € 20 million in 2003 to € 16 million in 2004, and the absence of the release of accruals relating to the satisfactory resolution of a potential dispute regarding import prices in one of

Back to Contents

our subsidiaries, which bolstered other operating income in 2003. These effects are partially offset by net foreign currency gains of € 5 million compared with net foreign currency losses in 2003.

     Other operating expenses. Other operating expenses comprise foreign currency exchange losses and expenses that are not allocable to any of the expense items discussed above. Until 2003, operating expenses also consisted of goodwill amortization. As a result of the adoption of IFRS 3 in 2004, however, goodwill is no longer amortized on a straight-line basis, but is subject to an annual impairment test. For more information on IFRS 3, see note 2 of our consolidated financial statements. No impairment was necessary in 2004. Other operating expenses decreased by 53.7% from € 74 million in 2003 to € 34 million in 2004. This decrease mainly reflects the change in accounting for goodwill (2003: € 17 million) and the absence of net foreign currency losses, which accounted for € 12 million in 2003.

     Financial income. In 2004, financial income decreased by 58.8%, from € 17 million in 2003 to € 7 million in 2004. Our financial income in 2004 was primarily driven by net interest income of € 9 million. The decline of financial income is mainly attributable to a 2003 reversal of an impairment charge of € 8 million we had taken with respect to our investment in a company to reflect the increased market price of that investment at December 31, 2003. No such reversal was recorded in 2004.

     Income tax expense. Income tax expense includes corporate income and trade taxes, similar foreign taxes and deferred taxes, each calculated on the basis of the income of our company and its subsidiaries. Income tax expense decreased by 1.1%, from € 235 million in 2003 to € 233 million in 2004. Our effective tax rate decreased from 40.5% to 37.3%. This decrease reflects lower effective tax rates in Germany as well as abroad and higher foreign earnings contributions, the effective tax rates of which are substantially lower than the domestic tax rate.

     Minority interests. Minority interests consist of the portion of the earnings and losses of less-than-wholly-owned consolidated subsidiaries (excluding joint ventures that are consolidated according to the proportional consolidation method) that is attributable to the other shareholders of these subsidiaries. In 2004, the share of minority shareholders in the earnings of our consolidated subsidiaries had no material impact on our net income.

2003 compared with 2002

     Net sales. Net sales increased by 4.8%, from € 2,609 million in 2002 to € 2,735 million in 2003. As in prior periods, the main growth driver in 2003 was once again our pharmaceuticals segment, with net sales rising by 6.4%, primarily due to revenue growth in the segment’s therapeutics business. Therapeutics net sales increased particularly as a result of the continued growth of Pantoprazole in the United States and, to a lesser extent, Canada and Europe. Given the market position that Pantoprazole has achieved to date, we expect the growth of the drug to slow in the future. The positive operational development of our pharmaceuticals division was partially offset by unfavorable exchange rate movements, the effect of divestitures of certain product lines, especially those relating to our former diagnostics business, and unfavorable regulatory developments, particularly in Germany. Excluding these effects, the net sales of our pharmaceuticals segment would have risen by approximately 15%. Net sales of our chemicals segment rose by 0.9%, on account of slight revenue growth in all of the segment’s business areas. Adjusted for acquisition, disposition and currency effects, net sales of our chemicals segment would have risen by 3%.

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

Back to Contents

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

     Research and development expenses increased by 11.6%, from € 369 million in 2002 to € 412 million in 2003, which led to an increase in research and development expenses as a percentage of net sales, from 14.2% to 15.1%. In both absolute and relative terms, the development was primarily driven by our pharmaceuticals segment, mainly reflecting expenses linked to clinical trials in connection with Ciclesonide and Roflumilast.

     General administrative expenses. General administrative expenses consist of overhead, administrative expenses and personnel and non-personnel costs incurred by management to the extent that they are not charged to other cost centers. General administrative expenses decreased by 6.3%, from € 128 million in 2002 to € 120 million in 2003. As a percentage of net sales, they decreased slightly from 4.9% to 4.4%. This decrease mainly reflects the non-recurrence of certain expenses incurred in 2002 in connection with the renaming of our two divisions and a related marketing campaign, as well as our listing on the New York Stock Exchange, Inc. (the ‘‘NYSE’’) on May 22, 2002.

     Other operating income. Other operating income mainly comprises income from milestone payments, income from licensees and co-marketing partners, gains realized on the sale of assets and the release of accruals. Other operating income increased by 14.9%, from € 79 million in 2002 to € 91 million in 2003. This increase primarily reflects increased earnings from our pharmaceuticals segment attributable to higher levels of income from milestone payments, the release of accruals and the disposition of certain product lines, the effects of which were offset by a decrease in income from the sale of property, plant and equipment.

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

Back to Contents

these subsidiaries. In 2003, the share of minority shareholders in the earnings of our consolidated subsidiaries had no material impact on our net income.

Pharmaceuticals

     The following table sets forth selected information for our pharmaceuticals segment for the three years ended December 31, 2004:

Pharmaceuticals Results of Operations(1)

	Year ended December 31,
	2002		2003		2004

	(€ in	(% of	(€ in	(% of	(€ in	(% of
	millions)	net sales)	millions)	net sales)	millions)	net sales)
Net sales	1,861	100.0	1,980	100.0	2,109	100.0
Cost of sales	(479)	(25.7)	(487)	(24.6)	(493)	(23.4)

Gross profit	1,382	74.3	1,493	75.4	1,616	76.6
Selling and distribution expenses	(534)	(28.7)	(597)	(30.2)	(644)	(30.5)
Research and development expenses	(335)	(18.0)	(376)	(19.0)	(407)	(19.3)
General administrative expenses	(48)	(2.6)	(47)	(2.4)	(65)	(3.1)
Other operating income	62	3.4	84	4.2	58	2.7
Other operating expenses	(57)	(3.0)	(51)	(2.6)	(27)	(1.2)

Operating income	471	25.3	506	25.5	531	25.2

(1) Columns may not add due to rounding.

2004 compared with 2003

     Net sales. Net sales of our pharmaceuticals segment increased by 6.5% from € 1,980 million in 2003 to € 2,109 million in 2004. As in prior years, this development was almost exclusively driven by a significant increase in the net sales of Pantoprazole. In the period under review, net sales of Pantoprazole rose by 9.2%, from € 1,113 million in 2003 to € 1,216 million in 2004, which corresponds to a revenue contribution to the segment of 57.6% in 2004. In 2004, Pantoprazole again achieved double-digit net sales growth in local currencies in most parts of the world. This positive trend was partially offset by a decrease in net sales resulting from unfavorable exchange rate movements of the euro vis-à-vis the U.S. dollar and currencies linked to the U.S. dollar, which reduced the segment’s net sales by two percentage points, and adverse regulatory changes, particularly in Germany. Dispositions and acquisitions, including the acquisition of the OTC drug Neosaldina in 2003, accounted for one percentage point of the increase in our pharmaceuticals net sales. Excluding acquisitions, dispositions and currency effects the net sales of our pharmaceuticals segment would have grown by approximately 8% in 2004.

Back to Contents

     The following table breaks down the net sales of our pharmaceuticals segment by geographic region for the two years ended December 31, 2003 and 2004:

Net Sales by Geographic Region(1)(2)

	Year ended December 31,
	2003	2004	Increase (decrease)

	(€ in millions)		(%)
Germany	375	371	(1.0)
Europe (excl. Germany)	597	679	13.7
U.S.A.	638	647	1.4
North America (excl. U.S.A.)	94	102	9.5
Latin America	213	235	10.4
Other	63	75	18.0

Total	1,980	2,109	6.5

(1) By location of customers.
(2) Columns may not add due to rounding.

     In 2004, net sales of our pharmaceuticals segment increased in most geographic regions in which we are active. The only exception was Germany, where net sales were affected by increased fixed mandatory rebates (Kassenrabatte) imposed by the German government on the prices for most ethical therapeutics. As from January 1, 2005, Pantoprazole ceased to be subject to the German fixed mandatory rebate system and instead became subject to a statutory fixed price in Germany. For more information on the accounting impact of the mandatory rebate system, see ‘‘Critical Accounting Policies — Revenue Recognition’’. We experienced the strongest growth in Europe (excluding Germany) due to increased Pantoprazole sales in almost all relevant markets. In the United States we experienced only a moderate rise in net sales mainly due to unfavorable currency exchange developments and increased competition on the U.S. PPI market. In Latin America, we achieved double-digit net sales growth despite unfavorable currency exchange rate effects, primarily due to the economic upturn as well as additional revenues resulting from the acquisition of Neosaldina.

     The following table breaks down the net sales of our pharmaceuticals segment by business area for the two years ended December 31, 2003 and 2004:

Net Sales by Business Area(1)

	Year ended December 31,
	2003	2004	Increase (decrease)

	(€ in millions)		(%)
Therapeutics	1,724	1,839	6.6
OTC	104	115	10.7
Imaging	106	109	3.3
Other	46	46	0.4

Total	1,980	2,109	6.5

(1) Columns may not add due to rounding.

     In 2004, our net sales growth, as in prior years, was driven by our therapeutics franchise, mainly as a result of the growth of our gastrointestinal franchise, which grew by 10.1% and accounted for 74% of our overall therapeutics revenues in 2004. The main growth driver within our gastrointestinal franchise continued to be Pantoprazole. Net sales of Pantoprazole rose from € 1,113 million in 2003 to € 1,216 million in 2004, contributing 66.1 percentage points to therapeutics

Back to Contents

net sales. Despite competition from a variety of other PPIs, both branded and generic, and from OTC versions of Omeprazole-based PPIs, Pantoprazole’s share of prescriptions of the U.S. PPI market continued to rise until autumn 2004 and then stabilized. Given that Pantoprazole has meanwhile achieved a significant share in most markets and based on recent market data, we expect the growth of our net sales of this drug to slow in the coming years. Our respiratory net sales remained flat at € 59 million. Net sales from other therapeutics, which mainly comprises cardiovascular therapeutics, experienced a modest decline from € 424 million in 2003 to € 413 million in 2004 due to the loss of exclusivity for an in-licensed cardiovascular product.

     Net sales of our OTC business increased by 10.7% mainly as a result of the acquisition of Neosaldina in December 2003.

     Net sales of our imaging business experienced a moderate increase of 3.3% in 2004, due primarily to increased net sales of our magnetic resonance imaging portfolio in Europe (excluding Germany).

Operating income

     Cost of sales. In our pharmaceuticals segment, cost of sales rose by 1.4%, from € 487 million in 2003 to € 493 million in 2004. As a percentage of net sales, cost of sales decreased from 24.6% to 23.4% over the same period. The relative decrease in cost of sales was mainly driven by the shipment of higher volumes of Pantoprazole.

     Selling and distribution expenses. Selling and distribution expenses of our pharmaceuticals segment increased by 7.8%, from € 597 million in 2003 to € 644 million in 2004. As a percentage of net sales, selling and distribution expenses increased slightly from 30.2% to 30.5% over the same period. This development mainly reflects increased selling and distribution expenses incurred in connection with preparations for the expected launch of our pipeline drugs Ciclesonide and Roflumilast, especially in the United States and Germany.

     Research and development expenses. Research and development expenses of our pharmaceuticals segment rose by 8.2% from € 376 million in 2003 to € 407 million in 2004. As a percentage of pharmaceuticals net sales research and development expenses increased slightly from 19.0% to 19.3% during the period under review. Expressed as a percentage of therapeutics net sales, research and development expenses increased slightly from 21.8% to 22.1% in the same period, which is in line with our strategy to allocate approximately 20% of our therapeutics net sales in any given year to R&D projects. The majority of our research and development expenses in 2004 were due to R&D activities related to clinical trials and regulatory filings in connection with the expected launch of Roflumilast and Ciclesonide, for which we received approval in some major European markets in 2004. In 2004, we allocated approximately 25% of our research and development expenses to basic research and drug discovery and spent approximately 75% on development.

     General administrative expenses. General administrative expenses of our pharmaceuticals segment increased by 38.0%, from € 47 million in 2003 to € 65 million in 2004. As a percentage of net sales, general administrative expenses increased from 2.4% to 3.1% over the same period. This increase was due to higher insurance fees and the recruitment of additional employees, mainly to strengthen the corporate function of the ALTANA Pharma headquarters.

     Other operating income and expenses. Other operating income of our pharmaceuticals segment decreased significantly by 30.8% from € 84 million in 2003 to € 58 million in 2004. This decrease primarily reflects the absence of the sale of certain product lines which contributed € 20 million to other operating income in 2003 and lower income from milestone payments, which decreased from € 20 million in 2003 to € 16 million in 2004. In addition, it reflects the absence of the release of accruals relating to the satisfactory resolution of a potential dispute regarding import prices in one of our subsidiaries, which bolstered other operating income in 2003. These effects were partially offset by net currency gains in 2004. Other operating expenses declined by 48.4%, from € 51 million in 2003 to € 27 million in 2004, mainly due to the absence of foreign currency exchange losses and the change in the accounting for goodwill resulting from the adoption of IFRS 3.

Back to Contents

2003 compared with 2002

     Net Sales. Overall net sales of our pharmaceuticals segment increased by 6.4%, from € 1,861 million in 2002 to € 1,980 million in 2003. As in prior years, the single most important driver of this development was a significant increase in the net sales of Pantoprazole. In the period under review, net sales of Pantoprazole increased by 15.2%, from € 966 million in 2002 to € 1,113 million in 2003, which corresponds to a revenue contribution of 56.2% to the net sales of our pharmaceuticals segment in 2003, compared with a revenue contribution of 51.9% in 2002. In 2003, Pantoprazole achieved double-digit net sales growth in most parts of the world except for Latin America, where our net sales of this drug experienced a single-digit decline due to a weak economic environment and unfavorable currency effects. The increase in net sales of our pharmaceuticals segment was partially offset by a decrease caused by adverse regulatory changes, particularly in Europe. In addition, our pharmaceuticals net sales suffered from unfavorable exchange rate movements of the euro vis-à-vis the U.S. dollar and currencies linked to the U.S. dollar, which reduced the segment’s net sales by seven percentage points, and the effect of divestitures of certain product lines, especially product lines relating to our former diagnostics business, which led to a reduction of two percentage points. Excluding these effects, the net sales of our pharmaceuticals segment would have grown by approximately 15% in 2003.

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

Back to Contents

Net Sales by Business Area(1)

	Year ended December 31,
	2002	2003	Increase (decrease)

	(€ in millions)		(%)
Therapeutics	1,565	1,724	10.2
OTC	110	104	(5.2)
Imaging	100	106	5.9
Other	86	46	(46.7)

Total	1,861	1,980	6.4

(1) Columns may not add due to rounding.

     In prior periods, we discussed our therapeutics business on the basis of four franchises: our gastrointestinal franchise, our respiratory franchise, our cardiovascular franchise and our other therapeutics franchise. Effective January 1, 2003, we changed this presentation by reclassifying our cardiovascular net sales as part of our other therapeutics category. As a result, we now present three franchises instead of four. In 2003, our therapeutics net sales increased significantly, mainly as a result of the growth of our gastrointestinal franchise, which grew by 15% and accounted for 72% of our overall therapeutics revenues in 2003. The main growth driver within our gastrointestinal franchise was once again Pantoprazole, whose contribution to total therapeutics net sales rose by 15%, from € 966 million in 2002 to € 1,113 million, or 64.5% of therapeutics net sales, in 2003. Although Pantoprazole faced competition from a variety of other PPIs, both branded and generic, and became subject to competition from an OTC version of an Omeprazole-based PPI in the United States in 2003, its share of prescriptions of the U.S. PPI market continued to rise in 2003. Our respiratory net sale increased from € 57 million to € 59 million. Net sales from other therapeutics, which mainly comprises cardiovascular therapeutics, remained flat at € 424 million.

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

     Selling and distribution expenses. Selling and distribution expenses of our pharmaceuticals segment increased by 11.8%, from € 534 million in 2002 to € 597 million in 2003. As a percentage of net sales, selling and distribution expenses increased from 28.7% to 30.2% over the same period. The increase in both absolute and relative terms mainly reflects increased selling and distribution expenses incurred in connection with preparations for the expected launch of our pipeline drugs Ciclesonide and Roflumilast.

     Research and development expenses. Research and development expenses of our pharmaceuticals segment increased by 12.4%, from € 335 million in 2002 to € 376 million in 2003. As a percentage of pharmaceuticals net sales, research and development expenses increased from 18.0% to 19.0% during the period under review. Expressed as a percentage of therapeutics net sales, research and development expenses increased slightly from 21.4% to 21.8% in the same period, which is in line

Back to Contents

with our strategy to allocate approximately 20% of our therapeutics net sales in any given year to R&D projects. The majority of our research and development expenses in 2003 was accounted for by R&D activities related to clinical trials and regulatory filings in connection with the expected launch of Ciclesonide and Roflumilast. In 2003, we allocated approximately 20% of our research and development expenses to basic research and drug discovery and spent approximately 80% on development.

     General administrative expenses. General administrative expenses of our pharmaceuticals segment decreased by 1.6%, from € 48 million in 2002 to € 47 million in 2003. As a percentage of net sales, general administrative expenses decreased from 2.6% to 2.4% over the same period.

     Other operating income and expenses. Other operating income of our pharmaceuticals segment increased significantly by 34.1%, from € 62 million in 2002 to € 84 million in 2003. This increase primarily reflects higher income from milestone payments, which led to other operating income € 20 million in the period under review, corresponding to a rise of € 12 million compared with 2002. In addition, it reflects gains of € 20 million realized on the sale of certain product lines, corresponding to an increase of € 7 million compared with 2002. Other operating income also includes income from the release of accruals. Other operating expenses decreased by 10.2%, from € 57 million in 2002 to € 51 million in 2003, primarily reflecting lower levels of goodwill amortization.

Chemicals

     The following table sets forth selected information for our chemicals segment for the three years ended December 31, 2004:

Chemicals Results of Operations(1)

	Year ended December 31,
	2002		2003		2004

	(€ in	(% of	(€ in	(% of	(€ in	(% of
	millions)	net sales)	millions)	net sales)	millions)	net sales)
Net sales	748	100.0	755	100.0	854	100.0
Cost of sales	(449)	(60.0)	(461)	(61.1)	(521)	(60.9)

Gross profit	299	40.0	294	38.9	333	39.1
Selling and distribution expenses	(115)	(15.3)	(113)	(14.9)	(133)	(15.6)
Research and development expenses	(34)	(4.6)	(36)	(4.7)	(38)	(4.4)
General administrative expenses	(41)	(5.4)	(41)	(5.4)	(46)	(5.5)
Other operating income	11	1.4	5	0.7	9	1.1
Other operating expenses	(16)	(2.1)	(18)	(2.4)	(4)	(0.5)

Operating income	104	13.9	92	12.2	121	14.2

(1) Columns may not add due to rounding.

2004 compared with 2003

     Net Sales. Net sales of our chemicals segment increased strongly in 2004 by 13.1%, from € 755 million in 2003 to € 854 million in 2004. This increase reflects organic growth of our business as well as the effect of acquisitions, especially the acquisition of the electrical insulation business of Schenectady International Inc. in August 2003, which led to an increase of € 44 million, the effects of which more than offset unfavorable exchange rate movements resulting from the continuing appreciation of the euro vis-à-vis the U.S. dollar and other currencies such as the Chinese renminbi yuan. Exchange rate effects resulted in a reduction of the segment’s net sales by three percentage points. The net effect of acquisitions and dispositions contributed four percentage points to the net sales of the segment. Excluding acquisition, disposition and exchange rate effects, our chemicals net sales would have increased by 12%.

Back to Contents

     The following table breaks down the net sales of our chemicals segment by geographic region for the two years ended December 31, 2003 and 2004:

Net Sales by Geographic Region(1)(2)

	Year ended December 31,
	2003	2004	Increase (decrease)

	(€ in millions)		(%)
Germany	107	120	12.4
Europe (excl. Germany)	306	334	9.0
U.S.A.	117	122	4.7
North America (excl. U.S.A.)	8	9	12.8
Asia	154	195	26.1
Other	63	74	17.8

Total	755	854	13.1

(1) By location of customers.
(2) Columns may not add due to rounding.

     The increase in net sales in all regions of the world, especially in Asia and Germany, was driven by the net sales contributions of a business that we acquired in August 2003. Net sales in Asia, which increased by 26.1%, from € 154 million in 2003 to € 195 million in 2004, benefited from the continuous economic boom in that region, in particular in China. Our sales outside Europe suffered from the increasing strength of the euro vis-à-vis most major currencies. The economic recovery in the United States led to the increase of net sales there.

     The following table sets forth the net sales of our chemicals segment by business area for the two years ended December 31, 2003 and 2004:

Net Sales by Business Area(1)

	Year ended December 31,
	2003	2004	Increase (decrease)

	(€ in millions)		(%)
Additives & Instruments	308	348	13.0
Electrical Insulation	225	291	29.2
Coatings & Sealants	222	215	(3.1)

Total	748	854	13.1

(1) Columns may not add due to rounding.

     In 2004, the net sales of all business areas of our chemicals segment continued to be negatively affected by unfavorable exchange rates, even as the economic environment recovered. The growth of our Additives & Instruments business was mainly attributable to organic growth of this business in all regions of the world. The growth of our Electrical Insulation business area includes the effects of an acquisition, which contributed € 44 million to net sales in 2004. Excluding acquisition, disposition and currency effects, our Electrical Insulation business area would have experienced an increase in net sales of 12%. Our Coatings & Sealants business suffered a decline due to several dispositions in 2004. Excluding these effects, net sales would have increased by 7%.

     Cost of sales. Cost of sales of our chemicals segment increased by 12.9%, from € 461 million in 2003 to € 521 million in 2004. As a percentage of net sales, cost of sales decreased from 61.1% to 60.9% during the same period. The growth of the segment’s cost of sales is in line with its increased business volume, which is substantially attributable to an acquisition made in August 2003. The

Back to Contents

modest decline in cost of sales as a percentage of net sales, despite rising raw material prices, is attributable to the fact that we started to manufacture certain of our products, which were formerly produced by contractors, ourselves.

     Selling and distribution expenses. Selling and distribution expenses of our chemicals segment increased by 18.2% from € 113 million in 2003 to € 133 million in 2004. In relative terms, selling and distribution expenses increased from 14.9% to 15.6%. The increase in selling and distribution expenses was due to the expanded business volume resulting in higher freight, shipping and storage costs and to a lesser degree to an acquisition we made in August 2003.

     Research and development expenses. The level of research and development expenses incurred by our chemicals segment is determined by the requirements of our customers and, in any year, typically amounts to around 5% of the segment’s net sales. Research and development expenses of our chemicals segment increased by 6.1% from € 36 million in 2003 to € 38 million in 2004. As a percentage of net sales, research and development expenses decreased slightly from 4.7% to 4.4% in the same period.

     General administrative expenses. General administrative expenses of our chemicals segment increased by 14.4% from € 41 million in 2003 to € 46 million in 2004. The increase in general administrative expenses is mainly due to an acquisition completed in August 2003. As a percentage of net sales, general administrative expenses increased slightly from 5.4% in 2003 to 5.5% in 2004.

     Other operating income and expenses. Other operating income of our chemicals segment increased from € 5 million in 2003 to € 9 million in 2004, whereas other operating expenses decreased from € 18 million in 2003 to € 4 million in 2004, primarily reflecting the change in the accounting for goodwill resulting from the adoption of IFRS 3.

2003 compared with 2002

     Net Sales. Net sales of our chemicals segment in 2003 were consistent with our net sales in 2002, increasing by only 0.9%, from € 748 million in 2002 to € 755 million in 2003. The slight increase in our chemicals net sales reflects organic growth of our business as well as the effect of acquisitions. We achieved this increase in the face of unfavorable exchange rate movements resulting from a significant strengthening of the euro vis-à-vis the U.S. dollar and other currencies such as the Chinese renminbi yuan and the Japanese yen and the continuing difficult economic environment. Exchange rate effects resulted in a reduction of the segment’s net sales by five percentage points. The net effects of acquisitions and dispositions contributed three percentage points. Excluding these effects, our chemicals net sales would have increased by 3%.

     The following table breaks down the net sales of our chemicals segment by geographic region for the two years ended December 31, 2002 and 2003:

Back to Contents

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

Back to Contents

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

U.S. GAAP Reconciliation

     We prepare our financial statements in accordance with IFRS, which differ in certain respects from U.S. GAAP. The following table sets forth our net income and shareholders’ equity under IFRS and provides the corresponding U.S. GAAP amounts for the periods presented:

IFRS to U.S. GAAP Reconciliation

	As of and for the year ended December 31,

	2002	2003	2004

		(€ in millions)
Net income
IFRS	324	345	391
U.S. GAAP	338	337	385

Shareholders’ equity (at year-end)
IFRS	1,250	1,445	1,661
U.S. GAAP	1,261	1,470	1,683

     See notes 33 and 34 to our consolidated financial statements for a reconciliation of our net income for the three years ended December 31, 2004 and shareholders’ equity as of December 31, 2003 and 2004 as well as for additional details on the reconciliation from IFRS to U.S. GAAP.

Back to Contents

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

     The following table highlights selected cash flow data for each of the three years ended December 31, 2004:

Cash Flow(1)

	Year ended December 31,
	2002	2003	2004

	(€ in millions)
Net cash flow provided by operating activities	442	425	427
Net cash flow used in investing activities	(204)	(298)	(192)
Net cash flow used in financing activities	(154)	(152)	(201)
Cash and cash equivalents, year end(2)	323	288	317

(1) Columns may not add due to rounding.
(2) Excluding marketable securities.

2004 compared with 2003

     Net cash flow provided by operating activities. Net cash flow provided by operating activities increased slightly by 0.4%, from € 425 million in 2003 to € 427 million in 2004. This slight increase was mainly due to increased operating profits, which led to a rise in net cash flow provided by operating activities before changes in working capital of 17.1% to € 509 million. This increase was almost completely offset by higher volumes of cash bound in working capital, mainly due to an increase in accounts receivable in our pharmaceutical segment.

     Net cash flow used in investing activities. Net cash used in investing activities decreased by 35.5%, from € 298 million in 2003 to € 192 million in 2004. This decline was primarily due to an acquisition in our chemicals segment in August 2003. The 2004 figure primarily reflects the net cash effect of:

•	A € 226 million cash decrease primarily reflecting investments in property, plant and equipment and intangible assets.
•	A € 33 million cash increase reflecting the net effect of a € 218 million cash increase resulting from sales of marketable securities and € 185 million cash decrease due to purchases of marketable securities.
•	A € 22 million cash increase stemming from the sale of property, plant and equipment, intangible assets and financial assets, and certain product lines.

     The following table sets forth our capital expenditures (excluding goodwill) for the years ended December 31, 2003 and 2004:

Capital Expenditures

	Year ended December 31,

	2003	2004

	(€ in millions)
Pharmaceuticals	141	165
Chemicals	86	60
Holding Company	10	1

Total	237	226

Back to Contents

     Net cash flow used in financing activities. Net cash used in financing activities increased by 32.4%, from € 152 million in 2003 to € 201 million in 2004. This increase reflects higher cash outflows due to higher dividend payments in 2004, the amortization of long term financial debt and lower proceeds from the sale of treasury shares used in connection with our stock option plans. For more information on our stock option plans see ‘‘Item 6: Directors, Senior Management and Employees —Share Ownership — Stock Option Plans’’. The 2004 figure reflects the net cash effect of, among other things:

•	A € 113 million cash decrease reflecting the payment of a dividend in the amount of € 0.83 per share in respect of 2003.
•
A € 76 million cash decrease resulting from the purchase of treasury shares, primarily in connection with our stock option plans, which was partially offset by the € 18 million cash increase resulting from the sale of treasury shares.

•	A € 35 million cash decrease mainly attributable to the repayment of long-term debt related to our pharmaceutical segment.

     Net financial position. At December 31, 2004, we had cash and cash equivalents – that is, cash on hand and in bank accounts as well as highly liquid investments with original maturities of three months or less – in the amount of € 317 million, compared with cash and cash equivalents of € 288 million at December 31, 2003, corresponding to an increase of € 29 million during the period under review. The increase in cash and cash equivalents at December 31, 2004 compared with December 31, 2003 mainly reflects the high net cash flow provided by operating activities, which was almost completely offset by net cash flow used in investing and financing activities in the period under review.

     At December 31, 2004, we had marketable securities in the amount of € 263 million, compared with marketable securities of € 292 million at December 31, 2003, corresponding to a decrease of € 29 million during the period under review. The decrease in marketable securities at December 31, 2004 compared with December 31, 2003 primarily reflects the sale of marketable securities over the course of 2004 to expand our short term financial flexibility.

     The high level of net income in 2004 did not result in an increase in our cash balances and portfolio of marketable securities taken as a whole on account of the high level of capital expenditures made during the year and the increase in working capital as well as on account of the financing activities discussed above.

     We had debt in the amount of € 58 million at December 31, 2004, compared with debt of € 96 million at December 31, 2003, corresponding to a decline of € 38 million during the period under review. The decline in debt was mainly attributable to repayments of financial debt by our pharmaceutical segment. For the years ended December 31, 2004 and 2003, weighted average interest rates for borrowings from banks were 2.0% and 6.5%, respectively.

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

Back to Contents

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

Back to Contents

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

     The following table provides a maturity analysis of our contractual obligations as of December 31, 2004:

Contractual Obligations(1)

			As of December 31, 2004

		Payments due by period
	Total	<1 year	1-3 years	4-5 years	>5 years

	(€ in millions)
Debt	52	43	1	–	7
Capital leases	7	1	1	1	4
Operating leases	101	21	28	18	35
R&D obligations(2)	67	37	30	–	–

(1) Columns and rows may not add due to rounding.
(2) Includes minimum and estimated milestone payments under our various R&D agreements.

     As of December 31, 2004, we had commitments for investments in property, plant and equipment in the amount of € 47 million, most of which expire in the short term, guarantees for pension commitments in the amount of € 15 million and other commercial commitments in the amount of € 4 million. See note 27 to our consolidated financial statements for additional information on our commitments and contingencies as of December 31, 2004.

     As of December 31, 2004, we had recorded provisions for our pension benefit and other post-retirement obligations in the amount of € 264 million. For more information on our accounting for our pension obligations, see ‘‘Critical Accounting Policies — Pension Plans’’ and note 14 of our consolidated financial statements.

     We typically fund our capital expenditures with our cash flow from operations and, if such funds are not sufficient, liquid funds, including cash, cash equivalents and marketable securities.

     On May 5, 2004, our shareholders’ meeting approved a proposal by our management and supervisory boards to pay a dividend of € 0.83 per no-par value share in respect of 2003, with the amount attributable to treasury shares to be allocated to retained earnings.

     We believe that cash flows from operating activities along with available cash and cash equivalents and marketable securities will be sufficient to fund all of our regular operating needs in the coming 18 months, including capital expenditures, research and development projects and dividends.

Changes in Accounting Policies

     In 2004, we adopted IFRS 3 and, accordingly, changed our accounting for goodwill. As a consequence, we no longer amortize goodwill on a straight-line basis, but rather test it for impairment

Back to Contents

on an annual basis and whenever events and circumstances indicate that it might be impaired. For more information on IFRS 3, see note 2 of our consolidated financial statements.

New Accounting Standards

     For a discussion of new IFRS and U.S. GAAP accounting standards, see notes 2 and 34 of our consolidated financial statements.

Back to Contents

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Management

Overview

     As required by the German Stock Corporation Act (Aktiengesetz), we have a management board (Vorstand) and a supervisory board (Aufsichtsrat). The two boards are entirely separate, and, subject to a limited exception not currently applicable to us, no individual may simultaneously be a member of both boards. Our management board is responsible for managing our business in accordance with applicable laws, our Articles of Association and its rules of procedure. In addition, it represents us in our dealings with third parties . Our supervisory board appoints and removes the members of our management board and oversees their management of our company but does not make management decisions itself.

     In carrying out their duties, the members of our management and our supervisory boards are required to exercise the standard of care of a prudent and diligent businessperson. If they fail to observe the appropriate standard of care, they may become liable to us. In carrying out their duties, both boards have to take into account a broad range of considerations, including our company’s interests as well as the interests of our shareholders, employees, creditors and, to some extent, the public interest. Our management board is also required to respect the rights of our shareholders to be treated on equal terms. In addition, it is responsible for implementing an internal monitoring system for risk management purposes.

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

     Under German law, our shareholders have no direct recourse against the members of our management board or the members of our supervisory board in the event of a breach of duty. Apart from insolvency and other special circumstances, only we have the right to claim damages from the members of our two boards. We may waive or settle claims only if at least three years have passed since any violation of a duty occurred and only if our shareholders approve the waiver or settlement at a shareholders’ meeting with a simple majority of the votes cast, provided that no shareholders who in the aggregate hold one-tenth or more of our share capital oppose the waiver or settlement and have their opposition formally recorded in the minutes.

Supervisory Board

     As required by applicable German law and our Articles of Association, our supervisory board consists of twelve members. Six of these members are elected by our shareholders and six are elected by our German employees. One of the employee representatives is member of the management staff (leitende Angestellte) and two are elected pursuant to proposals of unions.

     Our shareholders may remove any member of our supervisory board whom they have elected by adopting a resolution at a general meeting with a simple majority of the votes cast. Our German employees may remove any supervisory board member whom they have elected by adopting a resolution with a majority of three quarters of the votes cast. Our supervisory board elects a chairman and at least one deputy chairman from among its members. The election of the chairman and the first deputy chairman requires a two-thirds majority vote of the full supervisory board. If no candidate for chairman or first deputy chairman receives the required two-thirds majority, the shareholder representatives elect the chairman and the employee representatives elect the first deputy chairman. If our supervisory board chooses to elect a second deputy chairman, it does so b y a simple majority of the votes cast. Resolutions of our supervisory board require a simple majority of the votes cast unless the law requires otherwise, with the chairman having a deciding vote in the event of a deadlock.

     Our supervisory board meets at least twice every half year. In 2004, our supervisory board met four times. The main functions of our supervisory board are:

Back to Contents

•	To monitor and oversee the management of our company;
•	To appoint and remove members of our management board;
•	To represent our company in matters concerning our management board;
•	To enter into contracts with independent auditors on behalf of our company; and
•	To approve matters that the Articles of Association or the supervisory board have made subject to such approval.

     Each member of our supervisory board is appointed for a maximum term of five years. A supervisory board member’s term of office expires at the end of the general meeting of our shareholders at which our shareholders discharge the respective member for the fourth fiscal year following the fiscal year in which that member was elected. Supervisory board members may be re-elected.

     Our supervisory board has established a number of committees, including a remuneration committee (Personalausschuss) and an audit committee (Prüfungsausschuss). The remuneration committee is responsible for reviewing and approving the terms of contracts between us and the members of our management board. The audit committee is responsible for engaging the auditor and determining the audit fee following the appointment of the auditor by our shareholders’ meeting. The audit committee also determines the areas on which the auditor should put the emphasis when auditing our financial statements, monitors the auditor’s independence and reviews our financial statements before they are presented to our supervisory board. In addition, the audit committee oversees the operation of the internal monitoring system for risk management purposes that has been implemented by our management board.

     The following table sets forth the names and functions of the current members of our supervisory board, their ages at December 31, 2004, the year in which their current terms expire and their principal business activities outside of our company.

Supervisory Board Members

Name	Age	Term expires	Principal business activities outside of our company

Shareholder Representatives:

Justus Mische(1) Chairman	66	2008	Member of the supervisory boards of B. Braun Melsungen AG (chairman), Software AG

Susanne Klatten(1) Second deputy chairwoman	42	2008	Member of the supervisory boards of Bayerische Motoren Werke AG, ALTANA Pharma AG, UnternehmerTUM GmbH

Dr. Uwe-Ernst Bufe(2)	60	2006	Member of the supervisory boards of Air Liquide GmbH, Cognis Verwaltungs-GmbH, Frankfurter Versicherungs AG, Rütgers AG, UBS Investment Bank AG (chairman), Solvay S.A., Akzo Nobel N.V., Umicore S.A.

Prof. Dr. Dr. h.c. mult. Wolfgang A. Herrmann	56	2008	President of the Technical University Munich (Technische Universität München); member of the supervisory board of Degussa AG

Prof. Dr. Heinz Riesenhuber	69	2006	Member of the supervisory boards of Evotec OAI AG (chairman), Frankfurter Allgemeine Zeitung GmbH, HBM BioVentures AG, Henkel KGaA, Vodafone GmbH, InSynCo AG, VfW AG, Kabel Deutschland GmbH (chairman)

Dr. Klaus-Jürgen
Schmieder(2)	56	2006	Member of the management board of L’Air Liquide S.A.

Back to Contents

Name	Age	Term expires	Principal business activities outside of our company

Employee Representatives:

Marcel Becker(1) First deputy chairman	56	2008	Full-time member of works council; chairman of group’s works council

Yvonne D’Alpaos- Götz(2)	51	2008	Full-time member of works council; chairwoman of the central works council of ALTANA Pharma AG, member of the supervisory board of ALTANA Pharma AG

Dr. Rango Dietrich	53	2008	None

Ulrich Gajewiak(1)	41	2008	None

Ralf Giesen(2)	41	2008	Member of the Industrial Union Mining, Chemical and Energy (IG Bergbau, Chemie, Energie), secretary of the board and director of the department ‘‘President/Human resources’’; member of the supervisory boards of Bayer Material Science AG and Vattenfall Europe Mining AG

Dr. Thomas Martin	40	2008	None

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

Management Board

     Pursuant to our Articles of Association, our supervisory board determines the size of our management board, subject to the condition that our management board has at least two members. Our management board currently consists of four members. Under German law, our management board is responsible for the management of our company, including the following matters:

•	The preparation of the annual financial statements;
•	The calling of shareholders’ meetings and the preparation and execution of shareholders’ resolutions; and
•	The submission of reports to our supervisory board.

     Our management board has adopted rules of procedure that govern the conduct of its affairs. Pursuant to the currently applicable rules of procedure of our management board, while each board member is responsible for a discrete business area, certain matters enumerated in the rules of procedure have to be managed jointly. The rules of procedure also provide that our management board should make all decisions b y consensus. In the event of a deadlock, the chairman of our management board casts the deciding vote.

     Our supervisory board appoints the members of our management board for a maximum term of five years. Members may be re-appointed. Our supervisory board may remove any member of our management board prior to the expiration of his or her term for cause.

Back to Contents

     The table below gives an overview of the present members of our management board, their ages at December 31, 2004, the year in which their current terms expire and their positions within our company:

Management Board Members

Name	Age	Term expires	Position

Dr. Nikolaus Schweickart	61	2007	Chairman and Chief Executive Officer

Dr. Hermann Küllmer	61	2006	Chief Financial Officer

Dr. Hans-Joachim Lohrisch	55	2007	Head of Pharmaceuticals

Dr. Matthias L. Wolfgruber	50	2010	Head of Chemicals

     The business address of the members of our management board is the same as our business address: Am Pilgerrain 15, D-61352 Bad Homburg v. d. Höhe, Germany.

     Dr. Nikolaus Schweickart has been a member of our management board since 1987. In 1990, he was appointed chairman of our management board and chief executive officer of our company. Prior to serving on our management board, Dr. Schweickart worked as a personal assistant to Dr. Herbert Quandt and as a general representative (Generalbevollmächtigter) of our company. Dr. Schweickart holds a law degree and two honorary doctor titles.

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

Compensation

Supervisory board

     The members of our supervisory board receive annual compensation in an amount that is determined by our Articles of Association. Their compensation consists of a fixed portion of € 20,000, € 10,000 of which is payable in shares of our company, and a variable portion the amount of which depends on the relationship that our annual dividend bears to our share capital. The chairman of the supervisory board receives twice this amount and the deputy chairpersons one and a half times this amount. In addition, our supervisory board members are entitled to be reimbursed for their out-of-pocket expenses. The chairpersons of the remuneration and the audit committees each receive an additional € 40,000 per year, while ordinary members of these committees receive an additional € 20,000 per year. Provided that the proposal regarding the dividend to be distributed in respect of 2004 is approved at the annual shareholders’ meeting, the compensation paid to our supervisory board members in respect of 2004 totals € 1.4 million, of which € 0.9 million is variable and € 0.2 million is remuneration for supervisory board committee work.

Back to Contents

     The table below provides a breakdown of the compensation paid to each member of our supervisory board for 2004:

Supervisory Board Compensation

	For the year ended December 31, 2004

	Fixed(1)	Variable	Committee	Total

	(€ in thousands)
Justus Mische	40	127	40	207
Marcel Becker	30	95	20	145
Susanne Klatten	30	95	20	145
Dr. Uwe-Ernst Bufe	20	64	20	104
Yvonne D’Alpaos-Götz	20	64	20	104
Dr. Rango Dietrich	20	64	0	84
Ulrich Gajewiak	20	64	20	104
Ralf Giesen	20	64	20	104
Prof. Dr. Dr. h.c. mult.
Wolfgang A. Herrmann	20	64	0	84
Dr. Thomas Martin	20	64	0	84
Prof. Dr. Heinz Riesenhuber	20	64	0	84
Dr. Klaus-Jürgen Schmieder	20	64	40	124

Total	280	893	200	1,373

(1) 50% of this amount was paid in shares of our company at the closing price of € 46.51 on Xetra on December 30, 2004.

Management board

     The remuneration committee of the supervisory board is responsible for determining the remuneration of members of the management board. The committee comprises Mr. Justus Mische (chairman of the supervisory board), Ms. Susanne Klatten, Mr. Marcel Becker (both deputy chairpersons of the supervisory board) and Mr. Ulrich Gajewiak.

     The remuneration of the members of our management board is based on our size and economic and financial results, and the level and structure of management board compensation at comparable companies in and outside Germany. In addition, the compensation for each board member reflects his or her responsibilities and performance. The level of compensation is designed to be competitive in the international market for highly qualified executives in a high-performance culture.

     Remuneration for the members of the management board is to a significant extent performance-related. In fiscal year 2004, it had three components: a fixed salary, a variable bonus and stock-based compensation. The fixed salary and the bonus are based on a target compensation comprising approximately one-third fixed and two-thirds variable remuneration. The amount of the variable compensation is based on our operating income before interest, taxes and amortization (‘‘EBITA’’) and our return on capital employed (‘‘ROCE’’).

The remuneration of the management board members is composed as follows:

•	Fixed compensation is paid as a monthly salary.
•
Variable compensation for Dr. Schweickart and Dr. Küllmer is based on the Group’s, and for Dr. Lohrisch and Dr. Wolfgruber on our divisions’, achievement of certain ROCE and EBITA targets. These targets are set at the beginning of each fiscal year by the remuneration committee on the basis of the most recent internal plan data approved by the supervisory board. The target of the variable compensation is associated with a defined compensation amount. The bonus may range from 0% to 150%. In 2004, the members of our management board achieved target values within the range of 100 to 110%.

Back to Contents

•	Stock-based compensation is determined by the remuneration committee. In 2004, we granted our management board members a total of 130,000 options under the stock option plan 2004, each option being exercisable for one share at an exercise price of € 51.01 subject to certain conditions. For more information see ‘‘Share Ownership – Stock Option Plans’’.

     The remuneration committee determines the amount of the fixed compensation and the target value of the variable compensation. At its meeting on November 19, 2003, the remuneration committee determined the target value of the variable compensation for 2004. On May 5, 2004, the remuneration committee determined the number of stock options granted to the members of the management board under the stock option plan 2004.

     As a result, cash compensation in 2004 amounted to € 4.8 million (2003: € 4.7 million), representing an increase of 2.6%.

The following table describes the details of cash compensation:

	Fixed compensation	Variable compensation	Total

	(€ in thousands)
Dr. Nikolaus Schweickart	500	1,356	1,856
Dr. Hermann Küllmer	341	649	990
Dr. Hans-Joachim Lohrisch	375	781	1,156
Dr. Matthias L. Wolfgruber	306	491	797

Total	1,522	3,277	4,799

     At its meeting on November 17, 2004, the remuneration committee determined the target value of the variable compensation for 2005.

     The value of the stock based compensation, calculated in accordance with the Black-Scholes/ Binominal option pricing model, amounts to € 1.5 million (2003: € 1.8 million) representing a decrease of 15.6%. The number of the stock options, their fair value and their value at December 31, 2004 are shown in the following table. Cash proceeds from the exercise of stock options may differ significantly from the amounts stated in the table below.

	Stock options	Fair value of stock options(1)	Value at December 31, 2004(2)

	(number of options)	(€ in thousands)
Dr. Nikolaus Schweickart	40,000	461	0
Dr. Hermann Küllmer	30,000	346	0
Dr. Hans-Joachim Lohrisch	30,000	346	0
Dr. Matthias L. Wolfgruber	30,000	346	0

Total	130,000	1,499	0

(1) The fair value of the options at the date of grant is calculated based on the Black Scholes/Binominal option pricing model.
(2) The value of the options as of December 31, 2004 is calculated as the difference of the share price at year end and the exercise price.

Pension commitments up to and including fiscal year 2004 were made on a defined benefit basis.

We cover pension commitments for current members of our management board and for former members of the management board and their surviving dependents. At December 31, 2004, the total amount that we had accrued for the payment of pensions to the current members of our management board equaled € 4.4 million (2003: € 3.7 million), and the total amount that we had accrued for

Back to Contents

former management board members and their surviving dependents amounted to € 6.9 million (2003: € 6.8 million).

We did not grant any loans to the members of the management board in 2004.

We have provided and will continue to provide insurance for the indemnification of our directors and officers against any general civil liability they may incur in connection with their activities on our behalf, subject to certain limitations and a retainer, as well as against liabilities under the Securities Act.

Employees

     At December 31, 2004, we employed 10,783 people, compared with 10,402 employees and 9,853 employees at December 31, 2003 and 2002, respectively.

     The following table provides a breakdown of the number of our employees by main category of activity and location for each of the three years ended December 31, 2002, 2003 and 2004, respectively:

Employees by Main Category of Activity and Location

		As of December 31,
	2002	2003	2004

By division
Pharmaceuticals	7,504	7,702	8,200
Chemicals	2,299	2,634	2,521
Holding company	50	66	62

By main category of activity
R&D	1,741	2,000	2,125
Production and logistics	3,479	3,651	3,571
Marketing and distribution	3,244	3,377	3,592
Administration	1,389	1,374	1,495

By location
Germany	4,478	4,816	4,958
Europe (excl. Germany)	2,405	2,363	2,315
North America	1,209	1,332	1,416
Latin America	1,399	1,300	1,439
Other	362	591	655

Total	9,853	10,402	10,783

     A significant percentage of our employees, especially those located in Germany, are covered by collective bargaining agreements that determine such matters as compensation, working hours and other conditions of employment, and some of our employees are represented by works councils. Works councils are employee-elected bodies, which exist in our company both at the group level for our German employees (Konzernbetriebsrat) and in certain of our subsidiaries. Works councils have a number of notification and codetermination rights in personnel, social and economic matters. Under the German Works Constitution Act (Betriebsverfassungsgesetz), they are entitled to receive advance notification of any proposed termination of an employee, to confirm hirings, relocations and similar matters, and to codetermine a variety of so-called ‘‘social’’ matters, such as work schedules and rules of conduct. Our management considers itself to be on good terms with the works councils of our company.

     We offer our German employees a special investment program called ‘‘Altersvorsorge Aktiv mit ALTANA (‘‘AAA’’)’’. Participating employees may designate a defined amount of their gross salary or wages to be deposited in investment funds, subject to an annual minimum interest rate guaranteed by us.

Back to Contents

     During the last three years, we have not experienced any material labor disputes resulting in work stoppages.

Share Ownership

     At March 15, 2005, Ms. Klatten owned 70,332,648 shares or 50.1% of our issued share capital or 51.9% of our outstanding share capital. The shares and options held by the other members of our supervisory board and our management board members represent less than 1% of our issued share capital. See ‘‘Item 7: Major Shareholders and Related Party Transactions’’.

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

Stock Option Plans

     With our stock option plans, we aim to align the interests of our management board members, senior executives and key employees who we believe have a high potential with those of our company.

     In 1999, we launched for the first time a stock option plan, which was open to the members of our management board, senior executives and certain other key employees. In July 2000 and July 2001, we launched similar plans. Starting with the 2001 plan, we extended the eligibility criteria to include other employees that we consider to have high potential. In 2002, we offered two different plans. One of them (‘‘Plan A’’) was open to the members of our management board and certain executives of our two divisions, whereas the other plan (‘‘Plan B’’) was open to other key members of management. In order to participate in the various stock option plans that we launched in the past, our employees were required to make an initial investment in the share capital of our company. The minimum investment required of an employee depends on his or her position in our company. Once an employee had made an initial investment under one plan, he or she was not required to purchase additional shares to participate in plans launched subsequently. In 2002, we modified this requirement. Under Plan A, which is one of the stock option plans that we launched in 2002, our management board members and other participating executives were each required to make initial investments of € 150,000 and € 50,000, respectively. By contrast, no initial investment was required of participants in our Plan B.

     In 2003, we adopted a new stock option plan for the members of our management board, the top management of our divisions, the managing directors and certain senior executives of certain of our subsidiaries and certain junior executives. A similar plan was launched in 2004. The 2003 plan provides that the remuneration committee may cap the gains realizable upon the exercise of the options granted to our management board members if unforeseen extraordinary developments lead to a disproportionate increase in the price of our shares. Under the 2004 plan, this provision applies to all plan participants.

     Under the 1999, 2000, 2001, 2003 and 2004 plans, participants were required to make an initial investment in our shares in an amount between € 5,000 and € 150,000, depending on their position in

Back to Contents

our group. Half of this initial investment had to be paid up immediately. The other half could be paid through future profits realized upon the exercise of options. We expect to grant participants options to subscribe for shares in the amount of approximately 2.0% of our share capital in 2005 and 2006. The number of options to be granted to a participant will be determined by our management board or, to the extent options will be granted to members of our management board, our supervisory board.

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

     Options granted under our 2001 plan are exercisable only if our earnings per share in 2002 exceed our earnings per share in 2000 by at least 20%. Likewise, options granted under our 2002 Plan A become exercisable if our earnings per share in 2003 exceed our earnings per share in 2001 by at least 20%. There are no performance hurdles under Plan B. To create appropriate incentives, we have set the exercise price for Plan B at a level that is 10% above the exercise price for Plan A. Options granted under our 2003 plan vest if our earnings per share in 2004 are 20% higher than in 2002. Options granted under our 2004 plan vest if our share price outperforms a mixed index comprised of the Dow Jones STOXX Healthcare and Dow Jones STOXX Chemicals indices during certain target periods in 2006, 2007 or 2008.

     Options granted under the 2001, 2002, 2003 and 2004 plans are exercisable only for shares.

     Options granted under the 2001, 2003 and 2004 plans expire five years after the date on which they were granted, and options granted under the 2002 plan expire ten years after the grant date.

     Under the 2001 plan, the members of our management board and executive officers are entitled to receive additional options if they make an additional investment in our shares. The 2001, 2002, 2003 and 2004 plans also envisage the grant of additional options, taking into account their roles and responsibilities in our company. Our supervisory board is responsible for making such grants with respect to members of our management board, and our management board is responsible for making such grants to other eligible participants.

     The following table provides details regarding the options outstanding under our various stock option plans:

Stock Option Plans

Name	Title of securities issuable upon exercise of options	Number of options outstanding as of December 31, 2004	Date on which options become or became exercisable	Date on which options expire	Exercise price

2001 plan	Shares	717,800	July 1, 2003	June 30, 2006	€ 42.41

2002 plan
Executives	Shares	255,000	July 1, 2004	June 30, 2012	€ 51.58
Key management	Shares	937,250	July 1, 2004	June 30, 2012	€ 56.74

2003 plan	Shares	1,158,900	July 1, 2005	June 30, 2008	€ 54.65
2004 plan	Shares	1,206,550	July 1, 2006	June 30, 2009	€ 51.01

     For more information on our stock option plan, see note 13 to our consolidated financial statements.

ALTANA Investment Program

     The ALTANA Investment Program is an employee share ownership plan that we first launched in 2000. In 2001, 2002, 2003 and 2004, we launched new editions of the plan, and we expect to offer

Back to Contents

similar plans in the future. Participation in the plan is open to employees who are not eligible to participate in any of our stock option plans, subject to certain conditions. Each plan consists of two components. The first component entitles participants to purchase a specific number of shares based on their salary or wages at a fixed price per share that corresponds to the lowest market price of our shares on the Frankfurt Stock Exchange on the date at which our management board approves the relevant plan edition. Plan participants are entitled to a discount on a portion of the shares that they purchase. Employees who are unable to receive shares for reasons of statutory law are paid the cash equivalent of the benefit that they would otherwise have received. Under the second component, participants receive one stock appreciation right (‘‘SAR’’) for each share that they purchase. The SARs become exercisable two years after the date of grant and entitle their holders to receive cash in an amount equal to the difference between a predetermined exercise price and the market price of our shares on the date on which the SARs are exercised. The SARs expire two years after the date they first become exercisable and, if not previously exercised and in the money, are deemed exercised on such date. If a participant sells shares purchased under the plan during the lock-up period, he or she must repay the subsidy and forfeits the SARs received. At December 31, 2004, our employees held 529,443 SARs under the five share ownership plans, of which 225,730 SARs were exercisable.

Profit-sharing Certificates

     From 1980 to 2000, we issued profit-sharing certificates (Genussscheine) to our German employees. Holders of these certificates are entitled to receive interest at a rate equal to the higher of the dividend rate on our shares in any given year and 7% of the certificates’ face value. At December 31, 2004, 314,936 profit sharing certificates with a nominal value of € 25.6 per profit sharing certificate were outstanding.

Back to Contents

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

     The table below identifies all persons who, to our knowledge, beneficially owned more than 5% of our shares as of March 15, 2005. Under German law, our shareholders are required to notify us in case their holdings reach or fall below certain thresholds, and the information presented in the table is based on notifications that we have received. Since our shares are in bearer form, however, we are unable to determine precisely how many shareholders we have at any given point and how many shares a particular shareholder owns. For more information on these notification requirements, see ‘‘Item 10: Additional Information — Articles of Association and Relevant Provisions of German Law’’.

Name	Number of shares owned	Ownership interest

		of issued shares	of outstanding
			shares
Susanne Klatten	70,332,648	50.1%	51.9%

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

Related Party Transactions

     The Herbert Quandt Foundation is a not-for-profit charitable endowment established in 1980. The endowment promotes scientific and cultural research activities. Ms. Klatten, the second deputy chairwoman of our supervisory board, is chairwoman of the board of counselors of the endowment, and Dr. Nikolaus Schweickart, the chairman of our management board and chief executive officer of our company, serves as the chairman of the endowment’s management board.

     Ms. Klatten is also a shareholder and member of the supervisory board of Bayerische Motoren Werke AG (‘‘BMW’’). In recent years, we purchased company cars from BMW. These transactions are immaterial both to us and to BMW and are carried out at customary arm’s length terms and conditions.

     For information on balances between us and our affiliated and associated companies and participating interests as of December 31, 2004, see note 28 to our consolidated financial statements.

Back to Contents

ITEM 8: FINANCIAL INFORMATION

Consolidated Financial Statements and Other Financial Information

      See ‘‘Item 18: Financial Statements.’’

Legal Proceedings

      See ‘‘Item 4: Information on the Company — Legal Proceedings’’.

Dividend Policy

     Our management and supervisory boards may, based on our annual financial statements, propose the payment of dividends to our shareholders. Our shareholders vote on these proposals at the annual shareholders’ meeting, which is usually convened during the second quarter of each year. See ‘‘Item 10: Additional Information — Articles of Association and Relevant Provisions of German Law — Rights, Preferences and Restrictions Attaching to Our Shares — Dividend rights’’ for further information. We expect to continue to pay dividends in the future, although there can be no assurance as to the exact amounts, if any, that we may pay in any given period. The payment of future dividends will depend on our results of operations and financial condition. See ‘‘Item 5: Operating and Financial Review and Prospects.’’ Our management board intends to submit a proposal for a dividend of € 0.95 for 2004 to the annual general meeting to be held on May 4, 2005.

Back to Contents

ITEM 9: THE OFFER AND LISTING

     Our ordinary shares are in bearer form and have no par value. Each of our ordinary shares has a notional value of € 1.00. The principal trading market for our ordinary shares is the Frankfurt Stock Exchange. In addition, our ordinary shares are traded on the stock exchanges of Berlin-Bremen, Düsseldorf, Hamburg, Hanover, Munich and Stuttgart. Our American Depositary Shares (‘‘ADSs’’), each representing one ordinary share, are listed on the New York Stock Exchange (‘‘NYSE’’). For more information on our shares, see ‘‘Item 10: Additional Information — Articles of Association and Relevant Provisions of German Law — Rights, Preferences and Restrictions Attaching to Our Shares’’.

     Based on turnover statistics supplied by Bloomberg, the average daily volume of our shares traded on the Frankfurt Stock Exchange was 351,227 in 2002, 596,899 in 2003 and 564,955 in 2004. The average daily volume of shares traded on all German stock markets was 371,056 in 2002, 616,318 in 2003 and 582,689 in 2004.

Market Price Information

     The tables below set forth, for the periods indicated, the high and low closing sales prices for our shares on the Frankfurt Stock Exchange.

Trading on the Frankfurt Stock Exchange

Year	High	Low

	(€)
2000	46.64	15.98
2001	58.99	34.36
2002	64.60	36.66
2003	59.39	35.49
2004	53.84	39.61

Year	High	Low

	(€)
2003
January through March	45.69	35.49
April through June	59.39	43.00
July through September	56.54	45.85
October through December	55.45	47.00

Year	High	Low

	(€)
2004
January through March	53.30	45.18
April through June	53.84	49.23
July through September	49.25	42.45
October through December	48.22	39.61
2005
January through March	49.19	43.59

Back to Contents

Month	High	Low

	(€)
October 2004	48.22	39.61
November 2004	42.44	40.65
December 2004	46.51	41.19
January 2005	46.69	43.59
February 2005	47.23	44.70
March 2005	49.19	46.16

     Official trading of our ADSs commenced on May 22, 2002. The tables below set forth, for the periods indicated, the high and low closing sale prices for our ADSs on the New York Stock Exchange:

Trading on the New York Stock Exchange

Year	High	Low

	($)
2002	54.92	37.09
2003	69.95	28.75
2004	65.90	50.53

Year	High	Low

	($)
2003
January through March	47.99	38.75
April through June	69.65	47.50
July through September	65.00	50.21
October through December	63.45	57.30
2004
January through March	65.90	56.70
April through June	65.35	59.53
July through September	60.50	52.25
October through December	63.45	50.53
2005
January through March	65.57	56.40

Month	High	Low

	($)
October 2004	59.50	50.53
November 2004	55.27	51.77
December 2004	63.45	54.55
January 2005	62.50	56.40
February 2005	62.19	57.99
March 2005	65.57	62.09

Trading on the Frankfurt Stock Exchange

     The Frankfurt Stock Exchange, which is operated by the Deutsche Börse AG, is the most significant of the eight German stock exchanges. The Frankfurt Stock Exchange, including the Xetra trading system described below, accounted for approximately 96.38% of the turnover in exchange-traded shares in Germany in 2004. As of December 31, 2004, the shares of 6,209 companies traded on the official, regulated and unregulated markets of the Frankfurt Stock Exchange. Of these, 816 were German companies and 5,393 were foreign companies.

Back to Contents

     Trading on the floor of the Frankfurt Stock Exchange begins every business day at 9:00 a.m. and ends at 8:00 p.m., Central European Time. Securities listed on the Frankfurt Stock Exchange are generally traded in the auction market, but also change hands in interbank dealer markets. Prices are noted by publicly commissioned stockbrokers who are members of the Frankfurt Stock Exchange but who do not, as a rule deal, with the public. The prices of actively traded securities, including the shares of large corporations, are continuously quoted during trading hours. For all securities, a fixed price is established around mid-session on each day on which the Frankfurt Stock Exchange is open for business. Deutsche Börse publishes an official daily list of quotations (Amtliches Kursblatt) containing the fixed prices (Einheitskurse) as well as the yearly high and low prices for all traded securities. The list is available on the Internet at http://www.exchange.de under the heading ‘‘Market Data’’.

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

     Trading activities on the German stock exchanges are monitored by the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht). A quotation can be suspended by the Frankfurt Stock Exchange if orderly trading is temporarily endangered or a suspension is deemed to be necessary to protect the public at large.

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

     A corporation’s shareholders’ meeting discharges the actions of the corporation’s supervisory and management boards. It determines the amount of the annual dividend, the appointment of an independent auditor and certain significant corporate transactions. It also elects the members of the supervisory board. Under the concept of co-determination (unternehmerische Mitbestimmung), in corporations with more than 2,000 German employees, the shareholders and employees based in Germany elect an equal number of members of the supervisory board. The law requires that an annual general meeting of shareholders be held during the first eight months of a fiscal year.

     The supervisory board appoints and removes the members of the management board and oversees the management of the corporation. Although prior approval by the supervisory board may be required in connection with certain corporate matters, the law normally does not entitle the supervisory board to make management decisions.

     The management board manages the business of the corporation and represents it in dealings with third parties . The management board regularly submits reports to the supervisory board about the corporation’s operations and business strategies, and prepares special reports upon request. No one may serve simultaneously on the management and supervisory boards of the same corporation, subject to a limited exception not currently applicable to us.

     In February 2002, a commission appointed by the government of the Federal Republic of Germany promulgated the German Corporate Governance Code, which contains a set of best-practice guidelines of corporate governance for companies listed on a stock exchange in Germany, which are referred to below as covered companies. The German Corporate Governance Code was updated in May 2003. The full text of the German Corporate Governance Code, including an English convenience translation, is available at http://www.corporate-governance-code.de. In addition to restating provisions of the German Stock Corporation Act, the German Corporate Governance Code contains approximately 60 ‘‘recommendations’’ that reflect widely recognized and well-established standards of corporate governance and approximately 15 ‘‘suggestions’’ for sound and responsible management and supervision.

Topics covered by the recommendations and suggestions include

•	Responsibilities of the shareholders’ meeting;
•	Responsibilities, composition and compensation of the management board, as well as procedures for the handling of conflicts of interest;

Back to Contents

•
Responsibilities, composition and compensation of the supervisory board and its chairman, responsibilities and composition of committees, as well as procedures for the handling of conflicts of interest;

•	Relationship between the management board and the supervisory board;
•	Transparency and disclosure in periodic reports; and
•	Reporting and auditing of annual financial statements.

     Compliance with the German Corporate Governance Code is voluntary. Section 161 of the German Stock Corporation Act, however, requires that the management board and supervisory board of a covered company annually declare that the recommendations set forth in the German Corporate Governance Code have been complied with, or which recommendations have not been complied with. In addition, the management board and supervisory board are required to annually declare whether the company is going to comply with the recommendations or which recommendations it is not going to comply with. On November 17, 2004, our management board and supervisory board have declared that we have fully complied and are going to fully comply with the recommendations set forth in the German Corporate Governance Code. Our management board and supervisory board are not required to declare whether we also comply with the suggestions contained in the German Corporate Governance Code. However, we follow all of these suggestions voluntarily.

Summary of significant differences between German corporate governance practices and the New York Stock Exchange, Inc.’s (‘‘NYSE’s’’) corporate governance standards

     The following paragraphs provide a brief, general summary of significant differences between the corporate governance practices followed by us as a German company, and those required by the listing standards of the NYSE of U.S. companies that have common stock listed on the NYSE. The NYSE listing standards are available on the NYSE’s website at http://www.nyse.com.

     Composition of Board of Directors; Independence; Conflicts of Interest. The NYSE listing standards provide that the board of directors of a U.S. listed company must consist of a majority of independent directors and that certain committees must consist solely of independent directors. a director qualifies as independent only if the board affirmatively determines that the director has no material relationship with the company, either directly or indirectly. In addition, the listing standards enumerate a number of relationships which preclude independence, including employment of the director by the company, or employment of an immediate family member of the director as an executive officer by the company. The listing standards do not specifically deal with the avoidance of conflicts of interest and related party transactions. These matters are typically governed by the laws of the state in which the listed company is incorporated. Moreover, the absence of such rules reflects the NYSE’s belief that the oversight of related party transactions is best left to the company’s discretion.

     There is no requirement under German law that the members of our management board must be independent. Instead, the focus of the independence requirements is on the supervisory board. Although German law does not explicitly require that our supervisory board members must be independent, a certain degree of independence of our supervisory board members is assured by the fact that, subject to a limited exception currently not applicable to us, no person may concurrently serve on the management board and the supervisory board of the same company. See ‘‘Item 6: Directors, Senior Management and Employees — Overview’’ and ‘‘Item 6: Directors, Senior Management and Employees — Supervisory Board’’ for more information on our practice. In addition, the German Corporate Governance Code recommends that proposals for the election of supervisory board members of covered companies, such as ourselves, make sure that, at any time, the supervisory board as a whole is composed of members who are ‘‘sufficiently independent’’. Under the German concept of co-determination five out of the six employee representatives on our supervisory board are employees of us or one of our domestic subsidiaries.

     Furthermore, German law and the German Corporate Governance Code establish a number of principles of general applicability designed to strengthen the independence of supervisory board members, and, with respect to both management board and supervisory board members, to avoid conflicts of interest and to establish procedures and standards for related party transactions. Specifically, German law subjects loans from us to members of our management board or supervisory

Back to Contents

board and their close family members to the supervisory board’s approval. In addition, the German Corporate Governance Code recommends, and, where indicated, the charters of our management board and supervisory board provide, that:

•	Our supervisory board should not include more than two former members of our management board;
•	No supervisory board member should serve on a governing body of, or provide consulting services to, a major competitor of us;
•	When making business decisions for us, our supervisory board members may not pursue personal interests or exploit business opportunities that belong to us;
•	Advisory and other service contracts between us and members of our supervisory board should be entered into only with our supervisory board’s approval;
•	The members of our management and supervisory boards should disclose conflicts of interest; a similar obligation is stipulated in the charters of our management and supervisory boards;
•	The members of our management board should not, during the term of their office (1) compete with us, (2) in connection with their office, demand or accept special benefits or grant unjustified benefits to third parties, or (3) when making business decisions on our behalf, pursue personal interests or exploit business opportunities that belong to the company;
•	All transactions between us on the one hand and the members of our management board and persons and companies closely related to them on the other hand should be entered into on market terms and conditions; the charter of our management board provides that such transactions, if material, require the supervisory board’s approval; and
•	The members of our management board should not engage in side-line activities outside the company, including the assumption of seats on the governing bodies of other companies, without the supervisory board’s approval; the charter of our management board contains a similar provision.

     Committees. The NYSE listing standards require that a U.S. listed company must have an audit committee, a nominating/corporate governance committee and a compensation committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. In addition, the NYSE listing standards contain detailed requirements for the audit committees of U.S. listed companies. Starting on July 31, 2005, some but not all of these requirements will also apply to non-U.S. listed companies, such as ourselves. For the time being, however, the NYSE listing standards do not require that non-U.S. listed companies, such as ourselves, have an audit committee.

     Under German law, the only committee required by law is the mediation committee, which is a supervisory board committee that must be formed in all companies subject to the principle of co-determination. Our mediation committee consists of the chairman of the supervisory board, the first deputy chairman, one shareholder representative and one employee representative. The committee convenes when the supervisory board as a whole is unable to reach the required supermajority of votes for the appointment or removal of members of the management board.

     In addition, the German Corporate Governance Code recommends that covered companies, such as ourselves, form additional committees at the supervisory board level depending on, among other things, the number of supervisory board members. Specifically, the German Corporate Governance Code recommends that covered companies, such as ourselves, should have an audit committee that is responsible for, among other things, questions of accounting and risk management, ensuring the independence of the company’s auditor, engaging the auditor for the audit of the company’s financial statements, determining the focus of the audit, and agreeing the audit fees. In addition, it suggests that specific issues, such as the company’s strategy, the remuneration of the members of the management board, and investment and financing questions, may be delegated to committees. Our supervisory board has established an audit committee and a remuneration committee. Each of these

Back to Contents

committees includes four members of our supervisory board, two of which are employee representatives.

     The audit committee responsibilities stipulated in the charters of our supervisory board and of our audit committee are in line with the recommendations of the German Corporate Governance Code. Although the audit committee related provisions of the German Corporate Governance Code are less detailed than those contained in the NYSE listing standards, the NYSE listing standards and the German Corporate Governance Code share the goal of establishing a system for overseeing the company’s accounting that is independent from management and of ensuring the auditor’s independence. As a result, they both address similar topics, and there is some overlap.

     One structural difference between the legal status of the audit committee of a U.S. listed company and our audit committee concerns the degree of the committee’s involvement in managing the relationship between the company and its auditor. While the NYSE listing standards require that the audit committee of a U.S. listed company must have direct responsibility for the appointment, compensation, retention, and oversight of the work of the auditor, under German law, this responsibility is shared between our shareholders’ meeting and our supervisory board. Our shareholders’ meeting is responsible for electing our auditor (in doing so, it may rely on proposals submitted to it by our supervisory board and, if an audit committee exists, the audit committee). Under certain circumstances, a court could, upon a motion by our management board, our supervisory board or a minority of our shareholders remove our auditor and replace it with another auditor. Our supervisory board is responsible for engaging the auditor, setting the terms of the engagement and administering the engagement on a day-to-day basis. As discussed above, our supervisory board has delegated these responsibilities to our audit committee.

     Our remuneration committee negotiates management service agreements with the members of our management board and determines, among other things, whether to approve side-line activities of members of our management board outside the company, including the assumption of seats on the governing bodies of other companies.

     We are in compliance with the committee requirements under German law. For more information, see ‘‘— Overview of the corporate governance system in Germany’’ and ‘‘Item 6: Directors, Senior Management and Employees — Supervisory Board.’’

     Disclosure regarding corporate governance. The NYSE listing standards require U.S. listed companies to adopt, and post on their websites, a set of corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession, and the board’s annual performance evaluation of itself. In addition, the CEO of a U.S. listed company must certify to the NYSE annually that he or she is not aware of any violations by the company of the NYSE’s corporate governance listing standards. The certification must be disclosed in the company’s annual report to shareholders.

     Under German law, as discussed, our management and supervisory boards are required to declare annually either that they have complied, and are going to comply, with the recommendations set forth in the German Corporate Governance Code or, alternatively, which recommendations they have not complied, or are not going to comply, with. German law requires that we make this declaration permanently accessible to our shareholders. Our current declaration dated November 17, 2004 is posted on our website and will remain posted until replaced by this year’s declaration. For more information on our compliance with the German Corporate Governance Code, see ‘‘Overview of the corporate governance system in Germany’’.

     Code of Business Conduct and Ethics. The NYSE listing standards require each U.S. listed company to adopt, and post on its website, a code of business conduct and ethics for its directors, officers and employees. There is no similar requirement under German law or the German Corporate Governance Code. However, under the SEC’s rules and regulations, all companies required to submit periodic reports to the SEC, including ourselves, must disclose in their annual reports whether they have adopted a code of ethics for their senior financial officers. In addition, they must file a copy of the code with the SEC, post the text of the code on their website or undertake to provide a copy upon request to any person without charge. There is significant, though not complete, overlap

Back to Contents

between the code of business conduct and ethics required by the NYSE listing standards and the code of ethics for senior financial officers required by the SEC’s rules. Both our ‘‘Code of Conduct’’ and our ‘‘Code of Ethics’’ are available on our website at www.altana.com. See ‘‘Item 16B: Code of Ethics’’ for more information on our code of ethics.

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

Directors

     The members of our management and supervisory boards owe duties of loyalty and care to our company. Pursuant to these duties, each of our board members is required to act in our company’s best interest. In fulfilling their duties, our board members are required to exercise the standard of care of a prudent and diligent businessperson and, if their actions are contested, bear the burden of proof that they have done so. The relevant standard is not ‘‘customary’’ but ‘‘necessary’’ diligence, which is an objective test that does not depend on the subjective knowledge and abilities of any particular board member. In fulfilling their duties, both boards are required to observe the interests of our shareholders, employees, creditors and, to some extent, the public interest. Board members who violate their duties are jointly and severally liable to our company for any monetary damage that their violations have caused unless they acted pursuant to a lawful resolution of our shareholders’ meeting passed with a simple majority of the votes cast. As a general rule, only we, but not individual shareholders, may bring an action against a board member who defaults on his or her fiduciary duties. In special circumstances, however, our shareholders may appeal to the court for assistance. See ‘‘—Rights, Preferences and Restrictions Attaching to our Shares’’ for more information on individual shareholders’ ability to institute a legal action against our board members.

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

     See ‘‘Item 6: Directors, Senior Management and Employees’’ for additional information about the members of our supervisory and management boards.

Rights, Preferences and Restrictions Attaching to our Shares

Information rights

     The principal means by which our shareholders may obtain information on our company is through our audited annual financial statements (Jahresabschluss), a report prepared by our management board discussing these financial statements, certain risk factors and business trends (Lagebericht), a report by our supervisory board and a recommendation by our management board regarding the distribution of our earnings. We are required to make these materials available for inspection at our principal offices starting on the date when the annual shareholders’ meeting is convened. In addition, each shareholder is entitled to receive a copy of the aforesaid materials upon request.

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

Back to Contents

Voting rights

     Our shareholders vote at shareholders’ meetings. By contrast, German corporate law does not allow shareholders to approve matters by written consent. A shareholders’ meeting may be called by either our management board or our supervisory board. The annual general meeting of our shareholders is required to take place within the first eight months of each fiscal year. In addition, shareholders who in the aggregate hold 5% or more of our share capital may require our management board to call an extraordinary shareholders’meeting. Shareholders holding shares with an aggregate nominal value of at least € 500,000 may require that particular items be placed on the agenda of the shareholders’ meeting.

     Under German law, we are required to publish a notice of each ordinary or extraordinary shareholders’ meeting in the electronic Federal Gazette (elektronischer Bundesanzeiger) at least one month prior to the registration deadline set by such notice. In order to be entitled to participate in, and to vote at, shareholders’ meetings, shareholders have to deposit their shares no later than the seventh day prior to the date of the meeting with a securities clearing or other bank. The shares have to remain at the depositary until the conclusion of the meeting. Our Articles of Association provide that our shareholders are no longer entitled to receive share certificates.

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

Dividend rights

     We may declare and pay dividends only from our annual net profits calculated on an unconsolidated basis in accordance with German GAAP, as they are shown on our balance sheet. Our shareholders participate in profit distributions in proportion to the number of shares that they hold. The payment of dividends requires a proposal by our management board and the approval of that proposal by our supervisory board and our shareholders’ meeting. We may not allocate more than half of our company’s annual surplus to reserves. In determining the amount of net profits to be distributed as dividends, however, our shareholders may allocate additional amounts to reserves and may even decide to carry forward our annual net income in part or in full.

Liquidation rights

     In case we are liquidated, any liquidation proceeds remaining after our liabilities have been paid off are distributed among our shareholders in proportion to the number of shares held by them.

Preemptive rights

     Under the German Stock Corporation Act, our shareholders have preemptive rights. Preemptive rights are preferential rights to subscribe for issues of new shares in proportion to the number of

Back to Contents

shares already held by the relevant shareholder. These rights do not apply to shares issued out of our conditional capital or if a capital increase has occurred and our shareholders have waived their preemptive rights in connection with that increase. Preemptive rights also apply to securities other than shares if they may be converted into shares, such as options, securities with warrants, profit-sharing certificates and other securities with dividend rights. The German Stock Corporation Act allows exclusions or restrictions of preemptive rights in connection with capital increases only in limited circumstances and only in the same shareholders’ resolution that authorizes the capital increase: At least 75% of the share capital represented at the shareholders’ meeting that is to approve a capital increase has to vote for the exclusion or restriction of preemptive rights in connection with that increase. In addition to being approved by the shareholders’ meeting, any exclusion or restriction of preemptive rights requires a justification, which our management board has to set forth in a written report to our shareholders. The justification requires showing that our interest in excluding or restricting preemptive rights outweighs the shareholders’ interest in exercising these rights. If our management board increases our share capital in accordance with our Articles of Association, it may, for example, exclude preemptive rights:

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

Derivative suits

     Under German corporate law, individual shareholders are generally not entitled to bring derivative actions on behalf of or in the interest of our company in case a member of our management or supervisory board violates his or her fiduciary duties. A majority of the votes represented at a shareholders’ meeting or a minority representing at least 10% of our company’s share capital, however, may demand that an action be brought by the management or the supervisory board against a member who has allegedly violated his or her duties. In addition, the shareholders’ meeting may, with a simple majority of the votes cast, appoint special representatives to bring an action. In special cases, such as when a board member allegedly has acted with gross negligence, the court, at the request of shareholders representing at least 5% of our company’s share capital or shares with a nominal value of a 500,000, can appoint special representatives even if the shareholders’ meeting has not demanded that an action be brought.

Disclosure Requirements

     Under Section 21 of the German Securities Trading Act (Wertpapierhandelsgesetz), holders of voting securities of German corporations admitted to official trading on a stock exchange within the European Union or the European Economic Area are obliged to notify promptly and in writing the company in which they hold these securities as well as the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) of the level of their holdings whenever such holdings reach, exceed or fall below certain thresholds. These thresholds are set at 5%, 10%, 25%, 50% and 75% of a company’s outstanding shares with voting rights. If a shareholder fails to notify the company as required, he or she is disqualified from exercising the voting rights associated with the shares held by him or her for so long as the default continues.

     In July 2002 and October 2004, the German Securities Trading Act was amended to require the reporting of dealings by certain persons carrying managerial responsibilities and other persons close to them. Members of the management and supervisory boards and certain other executives with managerial responsibilities of an issuer whose securities are admitted for trading on a German stock exchange, or of an entity controlling the issuer, must notify both the issuer and the German Federal

Back to Contents

Financial Services Authority of any acquisitions and sales of shares of the issuer or related financial instruments. Transactions are exempt from the notification obligations if the value of the shares or related financial instruments acquired or sold does not exceed in the aggregate € 5,000 per calendar year. This obligation also applies to certain relatives of board members, such as spouses, registered life partners (eingetragene Lebenspartner), dependent children and other relatives who have been living in the same household for at least one year. In addition, the issuer must publish on its website all notifications it has received and keep them posted for at least a period of one month.

     In addition, the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz), which came into effect on January 1, 2002, provides that a person who has acquired 30% or more of the voting rights of an issuer whose securities are admitted for trading on a German stock exchange is deemed to have gained ‘‘control’’ of the issuer and is required to publish this fact and to launch a public tender offer for the outstanding shares.

Share Repurchases

     We may not repurchase our own shares unless so authorized by a resolution duly adopted by our shareholders at a general meeting or in other very limited circumstances set forth in the German Stock Corporation Act, including for example in order to satisfy obligations under employee participation plans, such as our ALTANA Investment Plan. Any shareholders’ resolution that authorizes us to repurchase shares may not be in effect for a period longer than 18 months. The German Stock Corporation Act limits share repurchases to 10% of our share capital. Any resale of repurchased shares must be effected on a stock exchange or in a manner that treats all shareholders equally, unless otherwise approved by the shareholders’ meeting that authorized the repurchase of the shares. On May 5, 2004, our shareholders’ meeting authorized our management board to repurchase up to 14,040,000 shares on or before October 31, 2005. Under this authorization, we may transfer repurchased shares to third parties in connection with our acquisition of or participation in a business. Moreover, repurchased shares may be used to satisfy obligations under our various stock option plans or as part of the supervisory board members’ compensation.

Anti-takeover Defenses

     The German Takeover Act provides that, while a tender offer for the shares of a company is underway, the company’s management board may not take any action that may have the effect of thwarting the success of the tender offer. Certain defenses, however, are permitted. In particular, the company’s management board may: (i) search for a ‘‘white knight’’ (i.e., a third party that is willing to make a tender offer for the shares); (ii) perform any acts that a diligent and conscientious manager would perform in the absence of a tender offer; (iii) perform any acts that have been approved by the company’s supervisory board. In addition, the Act permits the shareholders’ meeting of the company, provided no tender offer is currently underway, to authorize the company’s management board to take any actions that may have the effect of frustrating the success of a future tender offer, so long as the authorization is sufficiently specific and falls within the competence of the shareholders’ meeting. Any such authorization may remain in effect for a maximum of 18 months. At the date of this annual report, our shareholders have not authorized our management board to take any actions that could delay or prevent a tender offer for the shares of our company.

Material Contracts

     On January 22, 1997, ALTANA Pharma AG (‘‘ALTANA Pharma’’), formerly known as Byk Gulden Lomberg Chemische Fabrik GmbH, a wholly owned subsidiary of ours, entered into a License Agreement with Wyeth, Inc., which was then called American Home Products, acting through its pharmaceutical division, which was then called Wyeth-Ayerst Laboratories (‘‘WA’’). For a copy of the full text of the agreement, see Exhibit 4.1 to this annual report.

     Under the terms of the agreement, WA and ALTANA Pharma originally collaborated in obtaining regulatory approval for Pantoprazole from the U.S. Food and Drug Administration (‘‘FDA’’), the costs of which were borne by WA.

     The agreement also provided for the grant by ALTANA Pharma to WA of an exclusive license under its patents and know-how relating to Pantoprazole, which includes the right to carry out

Back to Contents

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

     In April 2003, we have entered into a co-promotion agreement with Wyeth that allows us to co-promote Protonix® in the United States alongside Wyeth. For more information on this co-promotion agreement, you should read ‘‘Item 4: Information on the Company — Pharmaceuticals —Sales and Marketing’’.

Exchange Controls

     At present, Germany does not restrict the transfer of capital between Germany and other countries or persons except persons and entities associated with Osama bin Laden, the Al-Qaeda network and the Taliban as well as certain other countries and persons subject to embargoes. These restrictions were established in accordance with resolutions adopted by the United Nations and the European Union.

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

Back to Contents

     Neither German law nor our Articles of Association restrict the right of non-resident or foreign shareholders to hold or vote their shares.

Taxation

German Taxation

     The following discussion is a summary of the material German tax consequences for beneficial owners of our shares or ADSs (i) who are not German residents for German income tax purposes (i.e., persons whose residence, habitual abode, statutory seat or place of management and control is not located in Germany) and (ii) whose shares do not form part of the business property of a permanent establishment or fixed base in Germany. Throughout this section we refer to these owners as ‘‘Non-German Holders’’. This summary is mainly based on German tax laws, German double taxation treaties in line with OECD standards and the US-German Income Tax Treaty (the ‘‘Treaty’’) as they are in effect on the date hereof. In these areas, the law may change and such changes may have retroactive effect.

     The following discussion does not purport to be a comprehensive discussion of all German tax consequences that may be relevant for Non-German Holders. You should consult your tax advisors about the tax consequences of the purchase, holding, disposal, gratuitous transfer and bequest of our shares or ADSs and the rules for obtaining a possible refund of German withholding tax paid (Kapitalertragsteuer).

Taxation of our Company in Germany

     German corporations are generally subject to German corporate income tax (Körperschaftsteuer) at a rate of 25% plus a 5.5% solidarity surcharge (Solidaritätszuschlag) thereon. Accordingly, the corporate income tax and the solidarity surcharge amount to 26.375% in the aggregate. For fiscal 2003 only, the corporate income tax rate was increased from 25% to 26.5%, so that for fiscal 2003 the corporate income tax and the solidarity surcharge amounted to 27.958% in the aggregate. German Corporations are also subject to trade tax (Gewerbesteuer). The trade tax rate depends on the municipalities in which the corporation maintains business establishments. The trade tax is deductible as a business expense for corporate income tax and trade tax purposes.

     Effective January 1, 2004, the deduction of loss carry forwards exceeding the amount of € 1 million is limited to 60% of the annual taxable income for corporate income and trade tax purposes. Unused loss carry forwards can be carried forward indefinitely, and may be used to offset future taxable income, subject to the minimum taxation described in the preceding sentence.

Taxation of investors

     Investors are subject to German tax, in particular, in connection with their ownership of shares (taxation of dividends), their disposal of shares (taxation of capital gains) and their gratuitous transfer of shares (inheritance and gift tax).

Taxation of dividends
     German corporate tax law generally provides for an exemption for inter-corporate dividends received by a German resident corporate shareholder. For dividend income received in tax years beginning after December 31, 2003, 5% of tax exempt dividend income received from both resident and non resident corporations, is deemed to be a non deductible expense and is therefore taxed. Corporate Non-German Holders are generally taxed as described in the preceding sentence. Individual Non-German Holders must generally recognize 50% of the dividends as taxable income. However, an applicable double taxation treaty may provide a tax exemption for the dividends received by corporate and individual Non-German Holders and assign the right to levy taxes on the dividends to the country of residence. Irrespective of such assignment of taxation rights, German withholding tax might be levied.

     Withholding Tax. According to German domestic tax law, we must withhold taxes on the gross dividend at a rate of 20% plus solidarity surcharge on such withholding tax at a rate of 5.5% resulting in a total withholding from dividends of 21.1%. Under certain conditions no withholding tax

Back to Contents

is levied for corporate investors resident in another EU member state that are eligible for the participation exemption under the EU Parent-Subsidiary Directive.

     Dividend payments to Non-German Holders are subject to a reduced withholding tax rate under most double taxation treaties. The reduced withholding tax rate according to OECD standards generally amounts to 15%. The reduction is granted by way of a refund of the excess of the amount of tax withheld (including the solidarity surcharge) over the applicable treaty rate (generally 15%). To receive this refund, an investor must apply to the German Federal Office of Finance (Bundesamt für Finanzen, Friedhofstrasse 1, 53225 Bonn, Germany; http://www.bff-online.de/). Refund forms can be obtained from the German Federal Office of Finance as well as at German embassies and consulates.

     Special tax rules for U.S. holders. Under the Treaty, the withholding tax rate is reduced to 15% of the gross amount of the dividends.

     According to German domestic tax law, our dividends are subject to a 20% withholding tax plus a solidarity surcharge of 5.5% on the withholding tax, resulting in an aggregate withholding of 21.1% of the gross dividend. Applying the Treaty, eligible U.S. holders are entitled to receive a payment from the German tax authorities equal to 6.1% of the gross dividend. Accordingly, for a gross dividend of 100, an eligible U.S. holder initially will receive 78.9 (100 minus the 21.1% withholding tax). The eligible U.S. holder is then entitled to a refund from the German tax authorities of 6.1 and will, as a result, effectively receive a total of 85 (i.e., 85% of the gross dividend). Thus, the eligible U.S. holder will be deemed to have received a dividend of 100, subject to German withholding tax of 15.

     Refund procedure for U.S. holders. For shares and ADSs kept in custody with The Depository Trust Company in New York or one of its participating banks, the German tax authorities have introduced a collective procedure for the refund of German dividend withholding tax and the solidarity surcharge thereon on a trial basis. Under this procedure, The Depository Trust Company may submit claims for refunds payable to eligible U.S. holders under the Treaty collectively to the German tax authorities on behalf of these eligible U.S. holders. The German Federal Office of Finance will pay the refund amounts on a preliminary basis to The Depository Trust Company, which will redistribute these amounts to the eligible U.S. holders according to the regulations governing the procedure. The German Federal Office of Finance may review whether the refund was made in accordance with the law within four years after making the payment to The Depository Trust Company. Details of this collective procedure are available from The Depository Trust Company at +1 212 855 2700 or +44 20 7444 0000.

     Individual claims for refunds may be made on a special German form which must be filed with the German Federal Office of Finance at the address noted above. Copies of this form may be obtained from the German Federal Office of Finance at the same address or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007–1998. Claims must be filed within a four-year period from the end of the calendar year in which the dividend was received.

     As part of the individual refund claim, an eligible U.S. holder must submit to the German tax authorities the original bank voucher (or a certified copy thereof) issued by the paying agent documenting the tax withheld, and an official certification on IRS Form 6166 of its most recent United States federal income tax return. IRS Form 6166 may be obtained by filing a request with the Internal Revenue Service Center in Philadelphia, Pennsylvania, Foreign Certification Request, P.O. Box 16347, Philadelphia, PA 19114 – 0447. Requests for certification must include the eligible U.S. holder’s name, Social Security or Employer Identification Number, tax return form number, and tax period for which the certification is requested. Requests for certifications can include a request to the Internal Revenue Service to send the certification directly to the German tax authorities. If no such request is made, the Internal Revenue Service will send a certification on IRS Form 6166 to the eligible U.S. holder, who then must submit this document with his refund claim.

Taxation of capital gains
     Capital gains realized on the disposition of shares or ADSs by a Non-German Holder are subject to German income taxation if the Non-German Holder or, in case of a gratuitous transfer,

Back to Contents

the legal predecessor has held, directly or indirectly, at any time during the five years preceding the disposition at least 1% of our registered share capital. In the case of a corporate Non-German Holder, capital gains realized in fiscal years beginning after December 31, 2003 are generally tax exempt. 5% of the capital gains, however, are deemed to be non-deductible expense and, thus, subject to corporate income tax plus the solidarity surcharge. In the case of an individual Non-German Holder, 50% of the capital gains are subject to German tax.

     Most double taxation treaties, however, provide for complete exemption from German taxation in this respect and assign the right to levy tax to the country of residence. U.S. holders that qualify for benefits under the Treaty are exempt from taxation in Germany on capital gains derived from the sale or disposition of shares or ADSs.

Inheritance and gift tax
     The transfer of shares by way of inheritance or gift is subject to German inheritance and gift tax only if one of the following circumstances applies:

•	the testator, donor, heir, donee or any other beneficiary has his or her residence or habitual abode in Germany at the time of the transfer;
•	the testator, donor, heir, donee or any other beneficiary is a citizen of Germany, is not a resident in Germany, but has not been continuously outside of Germany for a period of more than five years; or
•	the testator or donor, either alone or together with another related party, held, directly or indirectly, at least 10% of our share capital at the time of the inheritance or donation.

     The right of the German government to impose inheritance or gift tax on a Non-German Holder may be further limited by an applicable inheritance and estate tax treaty (such as the U.S.-German Inheritances and Gifts Tax Treaty of December 3, 1980).

Other German Taxes

     No German stock exchange transfer tax, value added tax or stamp duty is levied on the acquisition, the sale or other disposition of shares. Under certain circumstances an entrepreneur may opt to have value added tax levied on a transaction involving the disposition of shares, when such transaction is executed for the enterprise of another entrepreneur. Net wealth tax (Vermögensteuer) is, at present, not levied in Germany.

U.S. Taxation

     This section describes the material United States federal income tax consequences of owning and disposing of shares or ADSs to U.S. holders, as defined below. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This section does not address all material tax consequences of owning and disposing of shares or ADSs. It does not address special classes of holders, some of whom may be subject to other rules, including:

•	tax-exempt entities,
•	certain insurance companies,
•	broker-dealers,
•	traders in securities that elect to mark to market,
•	investors liable for alternative minimum tax,
•	investors that actually or constructively own 10% or more of our voting stock,
•	investors that hold shares or ADSs as part of a straddle or a h edging or conversion transaction, or
•	investors whose functional currency is not the U.S. dollar.

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

Back to Contents

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

     You are a ‘‘U.S. holder’’ if you are a beneficial owner of shares or ADSs and you are for United States federal income tax purposes:

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

Taxation of dividends

     Under the United States federal income tax laws and subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15%, provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income.

     You must include any German tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. You must include the dividend in income when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the euro payments made, determined at the spot euro/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

     Subject to certain limitations, the German tax withheld in accordance with the Treaty and paid over to Germany will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under German law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. See ‘‘German Taxation — Taxation of dividends — Refund procedure for U.S. holders’’, above, for the procedures for obtaining a tax refund. Dividends will be income from sources outside the United States, but generally will be

Back to Contents

‘‘passive income’’ or ‘‘financial services income’’, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Taxation of capital gains

     Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder and sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive foreign investment company rules

     We believe that our shares and ADSs should not be treated as stock of a passive foreign investment company, or PFIC, for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain ‘‘excess distributions’’ ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC either in the taxable year of distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

     Generally, each of our subsidiaries is responsible for managing its own risks. Within each subsidiary, the responsibility is centralized within a committee that determines that subsidiary’s general hedging strategy. Long-term hedging transactions, however, are agreed with our group headquarters. In 2003, we introduced a uniform hedging strategy for our main currency exposures. Decisions taken by a subsidiary’s hedging committee are implemented by the respective subsidiary’s corporate treasury department. Corporate treasury is responsible for assessing, consolidating and managing the risk exposure through transactions with banks and other international financial institutions. The management board of each of our subsidiaries regularly receives updates on decisions taken by the respective subsidiary’s committee as well as on the actions taken by corporate treasury to implement these decisions. In most of our subsidiaries, liquidity reports are prepared on a daily basis, and risk reports are made available monthly. Consolidated risk reports for our pharmaceuticals and chemicals divisions are compiled monthly.

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

     As of December 31, 2002, 2003 and 2004, we were party to forward foreign exchange contracts with nominal values of € 68.5 million, € 444.6 million and € 359.1 million, respectively. The nominal value of our currency options at December 31, 2004 was € 206.0 million.

     We enter into derivative financial instruments denominated in the currencies of the markets with respect to which we are subject to transaction risk. The following table sets forth information relating to our foreign currency exchange contracts for 2002, 2003 and 2004. For the reasons stated above, only the risks arising from the exchange rates of the major currencies, for which we enter into foreign currency exchange contracts to hedge our transaction risk, are listed.

Back to Contents

	Effective		Market		Year end
2002	hedge rate(1)	Change(2)	average(3)	Change(2)	spot rate(3)	Change(2)

		(%)		(%)		(%)
U.S. dollar	0.930	3.7	0.941	5.1	1.049	19.0
British pound	0.621	(2.7)	0.628	1.0	0.651	6.8
Japanese yen	114.6	6.5	118.0	8.6	124.4	7.9

	Effective		Market		Year end
2003	hedge rate(1)	Change(2)	average(3)	Change(2)	spot rate(3)	Change(2)

		(%)		(%)		(%)
U.S. dollar	1.099	21.6	1.128	19.9	1.263	20.4
British pound	0.675	9.7	0.692	10.0	0.705	8.3
Japanese yen	128.8	12.7	130.8	10.8	135.0	8.6

	Effective		Market		Year end
2004	hedge rate(1)	Change(2)	average(3)	Change(2)	spot rate(3)	Change(2)

		(%)		(%)		(%)
U.S. dollar	1.192	8.4	1.242	10.1	1.362	7.8
British pound	0.694	2.8	0.678	(1.9)	0.705	0.0
Japanese yen	120.4	(6.5)	134.4	2.7	139.6	3.4

(1)	The effective rates set forth in the table represent the average of all hedging transactions that matured during the periods indicated.
(2)	The percentage changes indicate the differences between the figures set forth in the respective column of each table and the figures stated in the corresponding columns of the previous year’s table.
(3)	The rates for the foreign currencies shown are consistent with the rates used for the preparation of ALTANA AG financial statements a s described in this report. See ‘‘Item 3: Key Information’’ .

     We have adopted IAS 39, which requires the recognition of all financial assets and liabilities, as well as all derivative instruments, as assets or liabilities in the balance sheet and, generally, requires that all financial instruments be measured at fair value, regardless of our intent. Changes in the fair value of derivative instruments are recognized in income or shareholders’ equity (as a revaluation reserve), depending on whether the relevant derivative is designated as a fair value or cash flow hedge. For derivatives designated as fair value hedges, changes in fair value of the hedged item and the derivative are recognized currently in the income statement. For derivatives designated as a cash flow hedge, changes in the fair value of the effective portion of the hedging instrument are recognized in equity (the revaluation reserve) until the hedged item is recognized in the income statement. The ineffective portion of the fair value changes and fair value changes of derivatives that do not qualify for hedge accounting are recognized in the income statement immediately. In 2003, we expanded the scope of our hedging strategy by starting to hedge forecasted foreign currency transactions. As a result, the degree to which we recognize unrealized gains and losses in a special revaluation reserve increased compared with prior periods. At December 31, 2003 and 2004 we recorded a revaluation reserve before deferred taxes of € 23.1 million and € 28.7 million, respectively.

     The following table provides an overview of our foreign currency hedging contracts, which we entered into to hedge our transaction risk, at December 31, 2002, 2003 and 2004:

Back to Contents

Foreign Currency Risk

	December 31,
Derivative financial instruments(1)	2002	2003	2004

Sales of currencies against euro

U.S. dollar
Notional amount (2)	62.186	571.63	504.31
Average contract rate (currency/euro) (3)	0.99	1.178	1.238
Fair value (2)	3.534	37.40	47.854
Japanese yen
Notional amount (2)	1.901	12.96	11.65
Average contract rate (currency/euro) (3)	121.00	129.59	129.65
Fair value (2)	(0.048)	0.345	0.498
British pound
Notional amount (2)	4.366	8.596	16.855
Average contract rate (currency/euro) (3)	0.62	0.70	0.706
Fair value (2)	0.214	0.005	(0.267)

(1)	Comprises foreign currency forward contracts and foreign currency options.
(2)	Euro equivalent in millions of euro.
(3)	The effective rates shown represent the average of all hedging transactions for each specific currency entered into in the year shown.

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

Effects of Currency Translation

     Since our financial reporting currency is the euro, we translate the income statements of those of our subsidiaries that are located outside the euro zone before including them in our consolidated financial statements. Thus, period-to-period changes in average exchange rates can significantly affect the translation into euro of both revenue and operating income denominated in foreign currencies. Unlike the effect of exchange rate fluctuations on transaction exposure, the effect of exchange rate fluctuations on translation exposure does not affect our local currency cash flows. In 2004, we complemented our hedging strategy and entered into a foreign currency option to protect our operating income against adverse exchange rate fluctuations with respect to the translation of the operating income of one of our subsidiaries located outside the euro zone. We hedged our 2004 operating results at a notional nominal amount of € 47.6 million at an exchange rate of 12.50 Mexican pesos per euro. This hedge does not qualify as cash flow hedge under IAS 39. Therefore, we recognized gains and losses resulting from changes in the fair value of this option immediately in our income statement.

     While we have assets and operations outside of Germany, which are denominated in local currencies, the foreign currency risk arising from foreign investments is partially offset by related liabilities denominated in the same local currency.

Back to Contents

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

     The tables below provide information concerning our principal financial instruments that are sensitive to changes in interest rates and equity price risk. They do not include information on short-term liabilities. Furthermore, unlike the presentation in our consolidated financial statements, where the individual assets of our wholly-owned funds have been consolidated, the presentation below shows these funds on an unconsolidated basis since the fund management is outsourced. The table below presents notional amounts and the principal cash flows by expected maturity dates in 2002, 2003 and 2004, respectively. Since the euro is our reporting currency, the numbers are presented in euro equivalents.

	As of December 31, 2002
								Fair
						There-		Value
Interest Rate and Equity Price Risk	2003	2004	2005	2006	2007	after	Total	(1)

Assets
Fixed interest securities (2)	13.05	5.41	0.30	10.60	0.60	4.50	34.46	34.49
Fixed interest rate (%)(3)	3.54	3.40	3.40	3.37	1.47	1.0	3.09
Floating rate notes (2)	31.56					25.27	56.83	55.52
Equity (2)								32.46
Special funds (2)								205.99

Liabilities
Fixed interest loans (2)	4.97	2.43	2.22	2.35	2.16	8.21	22.33	22.33
Fixed interest rate (%)(3)	4.63	4.93	4.93	4.97	5.07	5.11	4.95
Floating interest loans (2)	52.54						52.54	52.54
Employees profit-sharing certificates (2)							8.55	8.55

(1)	Financial instruments where a fair value is not available from market data or where we are not able to calculate a fair value on our own due to unpredictable parameters are shown with their nominal values.
(2)	Euro equivalent in millions of euro.
(3)	The interest rates shown represent the average of the interest received or paid in the year shown.

Back to Contents

	As of December 31, 2003
								Fair
						There-		Value
Interest Rate and Equity Price Risk	2004	2005	2006	2007	2008	after	Total	(1)

Assets
Fixed interest securities (2)	10.04	10.86	10.86	2.00	2.55	12.00	48.31	48.59
Fixed interest rate (%)(3)	3.12	3.01	2.94	2.85	3.11	3.60	3.16
Floating rate notes (2)	7.40	0.90	1.20	1.45	1.95	47.44	60.34
Equity (2)								43.92
Special funds (2)								210.14

Liabilities
Fixed interest loans (2)	(2.36)	1.15	1.45	1.46	1.95	20.62	24.27	24.27
Fixed interest rate (%)(3)	2.93	2.95	2.97	3.98	3.98	3.98	3.98
Floating interest loans (2)	25.59						25.59	25.59
Employees profit-sharing certificates (2)							8.25	8.25

(1)	Financial instruments where a fair value is not available from market data or where we are not able to calculate a fair value on our own due to unpredictable parameters are shown with their nominal values.
(2)	Euro equivalent in millions of euro.
(3)	The interest rates shown represent the average of the interest received or paid in the year shown.

	As of December 31, 2004
								Fair
						There-		Value
Interest Rate and Equity Price Risk	2005	2006	2007	2008	2009	after	Total	(1)

Assets
Fixed interest securities (2)	2.54	3.70	1.02	10.40	10.0	2.20	29.86	30.40
Fixed interest rate (%)(3)	3.59	3.71	3.70	4.34	4.29	5.03	4.21
Floating rate notes (2)	14.55	0.30	0.50	0.0	0.1	23.58	39.03	39.03
Equity (2)								66.05
Special funds (2)								199.59

Liabilities
Fixed interest loans (2)	0.52	0.26	0.15	0.02	0.0	1.29	2.25	2.25
Fixed interest rate (%)(3)	1.97	1.35	1.40	1.43	1.42	1.21	1.42
Floating interest loans (2)	32.76						32.76	32.58
Employees profit-sharing certificates (2)							8.09	8.09

(1)	Financial instruments where a fair value is not available from market data or where we are not able to calculate a fair value on our own due to unpredictable parameters are shown with their nominal values.
(2)	Euro equivalent in millions of euro.
(3)	The interest rates shown represent the average of the interest received or paid in the year shown.

     For 2002, 2003 and 2004 the fair value of all liabilities to banks and other financial institutions arising from normal business, excluding the employees profit-sharing certificates, aggregated to € 108.0 million, € 88.2 million and € 49.7 million, respectively. The sum of all liabilities in 2002, 2003 and 2004 was € 116.5 million, € 96.5 million and € 57.8 million, respectively.

     The fair value risk to our portfolio of interest and equity-sensitive financial assets in 2002, 2003 and 2004 was on average € 328.5 million, € 362.3 million and € 335.1 million, respectively. The fair value of interest rate-sensitive financial instruments decreased from € 108.2 million in 2003 to € 69.4 million in 2004. The fair value risk to our portfolio of equity securities, including special funds, as of

Back to Contents

December 31, 2002, 2003 and 2004 increased slightly from € 238.5 million to € 254.1 million and € 265.6 million, respectively.

     For our primary financial instruments, the weighted average interest rates in 2002, 2003 and 2004 were 3.96%, 2.66% and 3.59%, respectively.

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

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE
OF PROCEEDS

     None.

ITEM 15: CONTROLS AND PROCEDURES

          Our management, with the participation and under the supervision of our chief executive officer (CEO) and chief financial officer (CFO), performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. Our disclosure controls and procedures are designed to ensure that all material financial and non-financial information required to be disclosed in documents filed or submitted by us with the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner. In evaluating our disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired objectives. Based on the foregoing, our CEO and CFO concluded that our disclosure controls and procedures are effective. There have been no changes in our internal control over financial reporting or in other factors that have materially affected or are reasonably likely to affect our internal control over financial reporting.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

          On May 6, 2003, our supervisory board determined that Dr. Klaus-Jürgen Schmieder qualifies as an audit committee financial expert within the meaning of Section 407 of the Sarbanes-Oxley Act of 2002.

ITEM 16B: CODE OF ETHICS

          On November 18, 2003, our audit committee adopted a code of ethics within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 that applies to the members of our management board, our principal accounting officer and to the chief financial officer of each of our two divisions. This code of ethics is available on our website at www.altana.de.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The following table provides an overview of the fees billed by PwC, our principal accountant in respect of 2003 and 2004, for professional services performed in respect of 2003 and 2004, respectively.

Principal Accountant Fees and Services(1)

	Year ended December 31,
	2003	2004

	(€ in thousands)

Audit fees	3,009	2,909
Audit-related fees	696	1,066
Tax fees	152	364
All Other fees	3	201

Total	3,860	4,540

(1) Columns may not add due to rounding.

Back to Contents

     The above table sets forth the aggregate fees billed by PwC in respect of 2003 and 2004 for services performed in connection with the preparation of our company’s consolidated and unconsolidated financial statements for each of these years (‘‘Audit Fees’’); audit and related services usually undertaken in connection with the preparation of audited financial statements (‘‘Audit-Related Fees’’); services related to ongoing tax compliance, planning and advice (‘‘Tax Fees’’); as well as certain other audit and tax unrelated services (‘‘All Other Fees’’).

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

Back to Contents

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT C OMMITTEES

     Not yet applicable.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
PURCHASERS

     The following table sets forth our purchases of our shares during 2004:

Period	Total number of shares (or units) purchased	Average price paid per share (or unit)	Number of shares (or units) purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs

		(€)
1/1/04 – 1/31/04	0	–	–	–
2/1/04 – 2/28/04	0	–	–	–
3/1/04 – 3/31/04	0	–	–	–
4/1/04 – 4/30/04	0	–	–	–
5/1/04 – 5/31/04	94,000	53.43	–	–
6/1/04 – 6/30/04	794,416	51.36	–	–
7/1/04 – 7/31/04	337,634	48.19	–	–
8/1/04 – 8/31/04	250,000	44.12	–	–
9/1/04 – 9/30/04	50,000	45.94	–	–
10/1/04 – 10/31/04	0	–	–	–
11/1/04 – 11/30/04	0	–	–	–
12/1/04 – 12/31/04	0	–	–	–

Total	1,526,050	49.42

     In accordance with the German Stock Corporation Act (Aktiengesetz) the share repurchases set forth above were either carried out in accordance with an authorization to repurchase shares granted to our management board by the general shareholders’ meeting on May 5, 2004, or made based on a statutory authorization to repurchase shares in order to satisfy obligations under employee participation plans. The repurchases were made in connection with our stock option plans and the ALTANA Investment Program. For more information on the authorizations for share repurchases and the stock option plans and investment program, see ‘‘Item 10: Additional Information — Articles of Association and Relevant Provisions of German Law — Share Repurchases’’ and ‘‘Item 6: Directors, Senior Management and Employees — Share Ownership — Stock Option Plans’’ and ‘‘Item 6: Directors, Senior Management and Employees — Share Ownership — ALTANA Investment Program.’’

Back to Contents

PART III

ITEM 17: FINANCIAL STATEMENTS

     Not applicable.

Back to Contents

ITEM 18: FINANCIAL STATEMENTS

     See our consolidated financial statements beginning at page F-1.

Back to Contents

ITEM 19: EXHIBITS

Exhibit	Description

1.1	English translation of Articles of Association of ALTANA Aktiengesellschaft, as in effect on May 5, 2004 (incorporated by reference to the Registrant’s Report on Form 6-K dated March 7, 2005)

4.1	License Agreement between Byk Gulden Lomberg Chemische Fabrik GmbH and Wyeth Corporation, dated January 22, 1997 and amendments thereto (incorporated by reference to Exhibit 4.1 of the Registrant’s Registration Statement on Form 20-F (File No. 1-31325))

8.1	List of Significant Subsidiaries (see Item 4: ‘‘Information on the Company — Significant Subsidiaries’’)

12.1	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent by KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft

14.2	Consent by PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Back to Contents

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Date: April 7, 2005	ALTANA Aktiengesellschaft

	By:	/s/ NIKOLAUS SCHWEICKART

Dr. Nikolaus Schweickart
Chairman of the Management Board and
Chief Executive Officer

/s/ HERMANN KÜLLMER

Dr. Hermann Küllmer
Member of the Management Board and
Chief Financial Officer

Back to Contents

ALTANA AG

Report of Independent Registered Public Accounting Firm

To the Management Board of
ALTANA Aktiengesellschaft:

We have audited the accompanying consolidated balance sheets of Altana AG and its subsidiaries (the “Company”), as of December 31, 2004 and 2003, and the related consolidated income statements, statements of changes in shareholders' equity and statements of cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2004, in conformity with International Financial Reporting Standards of the IASB (IFRS).

Accounting principles generally accepted under IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

Frankfurt, Germany
March 4, 2005

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Eberhard Dreissig	Klaus Höfer
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Auditor]	[German Public Auditor]

Back to Contents

ALTANA AG

Report of Independent Registered Public Accounting Firm

To the Management Board of
ALTANA Aktiengesellschaft:

We have audited the accompanying consolidated balance sheet of ALTANA Aktiengesellschaft and subsidiaries as of December 31, 2002, and the related consolidated income statement, statement of changes in shareholders' equity, and statement of cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ALTANA Aktiengesellschaft and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with International Financial Reporting Standards as promulgated by the International Accounting Standards Board.

International Financial Reporting Standards vary in certain significant respects from U.S. generally accepted accounting principles. Application of U.S. generally accepted accounting principles would have affected net income for the year ended December 31, 2002 and shareholders' equity as of December 31, 2002, to the extent summarized in Note 33 to the consolidated financial statements.

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Frankfurt am Main, Germany
March 3, 2003, except for Note 31, which is dated April 10, 2003

Back to Contents

ALTANA AG
CONSOLIDATED BALANCE SHEETS
(amounts in € thousands, except share data)

		December 31,
	Notes	2004	2003

ASSETS
Intangible assets, net	5	237,126	230,038
Property, plant and equipment, net	6	762,974	687,032
Long-term investments	7	48,202	25,812

Total fixed assets		1,048,302	942,882
Inventories	8	328,552	318,606
Trade accounts receivable, net	9	495,714	414,324
Marketable securities	10	263,465	292,008
Cash and cash equivalents.		316,662	287,670
Deferred tax assets	25	46,471	79,282
Other assets and prepaid expenses	11	199,867	197,085

TOTAL ASSETS		2,699,033	2,531,857

LIABILITIES, PROVISIONS AND SHAREHOLDERS’ EQUITY
Share capital, no par value shares, 207,900,000 authorized; 140,400,000 issued;
135,285,154 – 2004 and 136,266,805 – 2003 outstanding		140,400	140,400
Additional paid-in capital		136,718	137,871
Retained earnings		1,754,671	1,477,358
Revaluation reserve		22,337	11,968
Translation adjustments		(134,813)	(119,735)
Treasury stock, at cost		(258,513)	(202,437)

Total shareholders’ equity	12	1,660,800	1,445,425
Minority interests		1,681	6,455
Employee benefit obligations.	14	263,768	254,670
Accrued income taxes	25	58,834	85,240
Accrued liabilities	15	243,296	212,885

Total provisions		565,898	552,795
Debt	16	57,757	96,475
Trade accounts payable		226,432	205,268
Other liabilities	17	83,203	80,553
Deferred income	18	95,237	111,594
Deferred tax liabilities	25	8,025	33,292

Total liabilities		470,654	527,182
TOTAL LIABILITIES, PROVISIONS AND SHAREHOLDERS’ EQUITY		2,699,033	2,531,857

See accompanying notes to consolidated financial statements.

Back to Contents

ALTANA AG
CONSOLIDATED INCOME STATEMENTS
(amounts in € thousands, except per share data)

		For the years ended December 31,
	Notes	2004	2003	2002

Net sales	4	2,962,851	2,734,787	2,608,678
Cost of sales		(1,013,577)	(946,894)	(927,637)

Gross profit		1,949,274	1,787,893	1,681,041
Selling and distribution expenses		(777,316)	(710,021)	(648,711)
Research and development expenses		(445,048)	(411,868)	(369,136)
General administrative expenses		(144,915)	(119,537)	(127,515)
Other operating income	20	69,131	90,863	79,071
Other operating expenses	21	(34,446)	(74,410)	(76,331)

Operating income		616,680	562,920	538,419
Net income from investments in associated companies	22	1,724	536	849
Interest income, net	23	9,145	12,740	12,105
Other financial income (expenses), net	24	(3,716)	4,084	(24,824)

Financial income		7,153	17,360	(11,870)
Income before taxes and minority interests		623,833	580,280	526,549
Income tax expense	25	(232,577)	(235,203)	(202,168)

Income before minority interests		391,256	345,077	324,381
Minority interests		(573)	145	27

Net income		390,683	345,222	324,408

Basic earnings per share (in €)		2.88	2.53	2.37
Diluted earnings per share (in €)		2.87	2.53	2.36

See accompanying notes to consolidated financial statements.

Back to Contents

ALTANA AG
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(amounts in € thousands, except share and per share data)

	Issued						Treasury Stock
			Additional						Total
	Number of	Share	paid-in	Retained	Revaluation	Translation			Shareholders’
	shares	capital	capital	earnings	reserve	adjustments	Shares	Amount	equity

Balance January 1 , 2002	140,400,000	140,400	139,264	1,002,630	(5,617)	2,959	(3,218,985)	(110,062)	1,169,574
Realized gains and losses, net of tax of 2,361					20,376				20,376
Change in fair value of marketable securities, net of tax of 2,749					(28,798)				(28,798)
Change in fair value of financial instruments, net of tax of 0					(52)				(52)
Dividends paid				(96,281)					(96,281)
Net income				324,408					324,408
Sale of treasury shares							730,488	21,830	21,830
Gain on the sale of treasury shares			(517)						(517)
Purchase of treasury shares							(1,448,205)	(78,320)	(78,320)
Change in currency translation adjustments						(81,918)			(81,918)

Balance December 31, 2002	140,400,000	140,400	138,747	1,230,757	(14,091)	(78,959)	(3,936,702)	(166,552)	1,250,302
Realized gains and losses from marketable securities, net of tax of € 149					(2,243)				(2,243)
Realized gains and losses from financial instruments, net of tax of € 739					(1,157)				(1,157)
Change in fair value of marketable securities, net of tax of € 1,305					14,202				14,202
Change in fair value of financial instruments, net of tax of € 9,754					15,257				15,257
Dividends paid				(102,447)					(102,447)
Net income				345,222					345,222
Sale of treasury shares							1,227,457	39,755	39,755
Loss on the sale of treasury shares			(876)						(876)
Purchase of treasury shares							(1,423,950)	(75,640)	(75,640)
Settlement of DAT litigation				3,826					3,826
Change in currency translation adjustments						(40,776)			(40,776)

Balance December 31, 2003	140,400,000	140,400	137,871	1,477,358	11,968	(119,735)	(4,133,195)	(202,437)	1,445,425
Realized gains and losses from marketable securities, net of tax of € 453					(446)				(446)
Realized gains and losses from financial instruments, net of tax of € 513					802				802
Change in fair value of marketable securities, net of tax of € 396					7,385				7,385
Change in fair value of financial instruments, net of tax of € 1,680					2,628				2,628
Dividends paid				(113,256)					(113,256)
Net income				390,683					390,683
Sale of treasury shares							544,399	19,562	19,562
Loss on the sale of treasury shares			(1,153)						(1,153)
Purchase of treasury shares							(1,526,050)	(75,638)	(75,638)
Settlement of DAT litigation				(114)					(114)
Change in currency translation adjustments						(15,078)			(15,078)

Balance December 31, 2004	140,400,000	140,400	136,718	1,754,671	22,337	(134,813)	(5,114,846)	(258,513)	1,660,800

See accompanying notes to consolidated financial statements.

Back to Contents

ALTANA AG
CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in € thousands)

	For the years ended December 31,
	2004	2003	2002

Net income	390,683	345,222	324,408
Depreciation and amortization	121,278	114,306	134,337
Net gain from disposals of fixed assets	(2,028)	(20,905)	(13,969)
Net (gain) loss from sales of marketable securities	(441)	(3,491)	12,298

Increase / decrease in operating assets and liabilities, net of acquisitions and dispositions
Inventories	(22,430)	(29,786)	(58,434)
Trade accounts receivable, other assets and prepaid expenses	(118,844)	(78,420)	(77,157)
Income taxes	(20,681)	(6,594)	477
Provisions	46,050	(1,736)	54,014
Accounts payable and other liabilities	48,428	65,004	736
Deferred income	(16,197)	27,679	53,187
Minority interests	573	(2,321)	(27)
Other	333	16,239	12,385

Net cash flow provided from operating activities	426,724	425,197	442,255

Capital expenditures	(226,058)	(262,426)	(225,208)
Purchases of financial assets	(19,293)	(5,416)	(1,620)
Proceeds from sale of product groups	15,641	29,521	0
Proceeds from sale of fixed and financial assets	5,919	8,630	13,448
Acquisitions, net of cash acquired	(956)	(43,751)	(6,745)
Proceeds from sale of marketable securities	217,837	298,885	389,365
Purchase of marketable securities	(185,292)	(323,441)	(373,166)

Net cash flow used in investing activities	(192,202)	(297,998)	(203,926)

Dividends paid	(113,256)	(102,447)	(96,281)
Purchase of treasury shares	(75,638)	(75,640)	(78,320)
Proceeds from sale of treasury shares	18,409	38,944	21,313
Proceeds from long-term debt	0	12,341	11,620
Repayment of long-term debt	(34,573)	(20,165)	(18,454)
Net increase / decrease in short-term debt	3,575	(5,262)	6,250

Net cash flow used in financing activities	(201,483)	(152,229)	(153,872)

Effect of exchange rate changes	(4,047)	(10,174)	(16,036)
Change in cash and cash equivalents	28,992	(35,204)	68,421
Cash and cash equivalents as of January 1,	287,670	322,874	254,453
Cash and cash equivalents as of December 31,	316,662	287,670	322,874

Cash paid for
Income taxes	(354,451)	(247,486)	(193,902)
Interest	(3,895)	(7,995)	(6,059)

Cash received for
Income taxes	2,276	0	0
Interest	14,328	20,723	17,867

See accompanying notes to consolidated financial statements.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

(1)	The Company

Description of business and organization

ALTANA AG is incorporated as a stock corporation (Aktiengesellschaft) under the laws of the Federal Republic of Germany. ALTANA AG and its subsidiaries (the “Company” or “ALTANA”) conduct business in more than 30 countries worldwide and operate in two segments, pharmaceuticals and chemicals.

Basis of presentation

The consolidated financial statements of ALTANA are prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”) and the Interpretations of the International Financial Reporting Committee (“IFRIC”), and in accordance with § 292a of the German Commercial Code. Significant differences compared to German law relate to the valuation of employee benefit obligations, treasury stock, marketable securities and derivative instruments as well as to revenue recognition.

The consolidated financial statements of the Company include additional disclosures required by accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant differences between IFRS and U.S. GAAP, affecting the Company’s consolidated net income and shareholders’ equity, are detailed Note 33.

(2)	Significant accounting policies

Consolidation

The consolidated financial statements of the Company include 31 (2003: 32, 2002: 26) subsidiaries in Germany and 55 (2003: 52, 2002: 56) subsidiaries abroad in which ALTANA AG, either directly or indirectly holds the majority voting rights or has the power to govern the subsidiaries’ financial and operating policies. Special purpose entities, irrespectively of their legal structure, are consolidated when the Company has the power to govern the financial and operating policies of an entity. The change in the scope of consolidation from 2003 to 2004 did not have a material effect on the Company’s consolidated balance sheets, statements of income, changes in shareholders’ equity or cash flows and therefore did not impair comparability of the financial statements.

The Company holds a 49% interest in Bracco ALTANA Pharma GmbH, Constance, and therefore accounts for this investment using the equity method. As the investment and the equity in earnings of this associated company are immaterial, the amounts are not disclosed separately in the consolidated balance sheets and income statements but are included in long-term investments and net income from investments in associated companies.

The Company accounts for its investments in joint ventures using the proportional consolidation method as permitted under IAS 31 (revised 2000), “Financial Reporting of Interests in Joint Ventures”. These joint ventures include ALTANA Madaus, South Africa, and Zydus ALTANA Healthcare, India.

All significant intercompany balances and transactions have been eliminated in consolidation.

The main subsidiaries included in the consolidated financial statements are listed on page 49 of this report. A complete listing of all subsidiaries of ALTANA group is filed with the Company’s register in Bad Homburg v.d.H., number HRB 1933.

New accounting pronouncements

In December 2003, the IASB issued revised IAS 32, “Financial Instruments: Disclosure and Presentation”, and IAS 39, “Financial Instruments: Recognition and Measurement”. These statements replace IAS 32 (revised 2000) and supersede IAS 39 (revised 2000), and should be applied for annual periods beginning on or after January 1, 2005. During 2004, several amending drafts were published

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

in order to clarify special issues of revised IAS 39 and are expected to have to be applied for reporting periods beginning on or after January 1, 2006. The Company analyzed revised IAS 39 and the corresponding amendment drafts and concluded that the provisions regarding the hedging activities within the Company will influence a part of the currently applied strategies of hedging foreign currency risks. Overall, however, the revised standard is not expected to have a material impact on the Company’s consolidated financial statements.

In December 2003, as part of the IASB’s project to improve International Accounting Standards, the IASB released revisions to the following standards that supersede the previously released version of those standards: IAS 1, “Presentation of Financial Statements”, IAS 2, “Inventory”, IAS 8, “Accounting Policy, Changes in Accounting Estimates and Errors”, IAS 10, “Events after Balance Sheet Date”, IAS 16, “Property, Plant and Equipment”, IAS 17, “Leases”, IAS 21, “The Effects of Changes in Foreign Exchange Rates”, IAS 24, “Related Party Disclosures”, IAS 27, “Consolidation and Separate Financial Statements”, IAS 28, “Investments in Associates”, IAS 31, “Interests in Joint Ventures”, IAS 33, “Earnings per Share” and IAS 40, “Investment Property”. The Company will apply the revised standards to annual periods beginning on or after January 1, 2005. The revised standards are not expected to have a significant impact on the Company’s consolidated financial statements.

In February 2004, the IASB issued IFRS 2, “Share-based Payment” on accounting for share-based payment transactions, including granting of shares and share options to employees. The provisions of IFRS 2 are effective for annual periods beginning on or after January 1, 2005. The transitional provisions determine that IFRS 2 shall be applied to grants of shares, share options or other equity instruments that were granted after November 7, 2002, and had not vested by January 1, 2005, the effective date of this standard. ALTANA will apply the new provisions to employee incentive plans initiated since 2003. Until the issuance of IFRS 2, no provisions existed covering the recognition and measurement of share based payments. IFRS 2 requires share based payments to be recognized in the financial statements and measured at fair value applying an option-pricing model.

Before the application of IFRS 2 the Company measured expenses for share-based payments as the excess of the average cost of treasury shares acquired by the Company over the exercise price of the option.

Based on a binominal pricing model the following fair values were determined for employee incentive plans (see Note 13) to which IFRS 2 applies:

Fair value € per option

Management Stock Option Plan 2003	14.84
ALTANA Investment Plan 2003	9.00
Management Stock Option Plan 2004	11.53
ALTANA Investment Plan 2004	11.76

ALTANA will apply IFRS 2 for financial periods beginning on January 1, 2005. In accordance with the transitional provisions the Company will restate comparative information and adjust opening balance of retained earnings for the earliest year presented.

In March 2004, the IASB released IFRS 3, “Business Combinations” and revised IAS 36, “Impairment of Assets” and IAS 38, “Intangible Assets”. The Company has adopted these standards as of January 1, 2004. As of this date, all business combinations within the scope of the standard are accounted for by applying the purchase method with prior periods not being adjusted. Additionally, IFRS 3 requires goodwill acquired in a business combination to be measured after initial recognition at cost less accumulated impairment losses. Therefore goodwill is no longer amortized but instead is tested for impairment annually or more frequently, if events and circumstances indicate that the

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

carrying amount is not recoverable. If the Company had not early adopted IFRS 3 in 2004, amortization of goodwill would have amounted to € 19.2 million.

In March 2004, IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations” was issued. IFRS 5 provides guidance for the accounting of non-current assets held for sale and the presentation and disclosure of discontinued operations. The Company will apply IFRS 5 to annual periods beginning on or after January 1, 2005. The application of IFRS 5 is not expected to have a material impact on the Company’s consolidated financial statements.

In December 2004, an amendment regarding “Actuarial gains and losses, Group Plans and Disclosures” to IAS 19, “Employee Benefits”, was issued. This amendment provides different options for the recognition of actuarial gains and losses. The Company is currently assessing what impact these new provisions will have on its consolidated financial statements.

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

The following table provides the exchange rates for our most important currencies:

1 Euro	Middle rate		Average rate
	at December 31,		years ended December 31,

	2004	2003	2004	2003	2002

U.S. Dollar	1.36	1.26	1.24	1.13	0.94
Pound Sterling	0.71	0.70	0.68	0.69	0.63
Japanese Yen	139.65	135.04	134.35	130.80	118.02
Brazilian Real	3.62	3.65	3.61	3.46	2.63
Mexican Peso	15.23	14.14	14.02	12.17	9.06

Intangible assets

Intangible assets, including software, are accounted for in accordance with IAS 38 (revised 2004), “Intangible Assets”, and are therefore capitalized, if (a) the intangible asset is identifiable (i.e. it is separable or arises from contractual or other legal rights), (b) it is probable that the expected future economic benefits (e.g. cash or other benefits such as cost savings) that are attributable to the asset will flow to the entity and (c) the cost of the intangible asset can be measured reliably.

Intangible assets with a finite life are valued at cost less accumulated amortization. Intangible assets are amortized straight-line over the shorter of their contractual term or their estimated useful lives. The Company has not identified intangible assets with indefinite useful lives.

Since January 1, 2004, goodwill is no longer amortized but tested for impairment annually and whenever there is an indication that the carrying value may be impaired. The Company tests goodwill for impairment by comparing its recoverable amount with its carrying value (see section “New accounting pronouncements”).

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

Until December 31, 2003, goodwill was amortized over its estimated useful life. Amortization expense was recorded in other operating expenses.

The following amortization periods are applied:

Years

Patents, licenses and similar rights	2 – 15
Other intangibles	1– 7

Amortization of all intangible assets is recorded based on their function as administration, research and development or selling and distribution expenses.

Property, plant and equipment

Property, plant and equipment are valued at cost less accumulated depreciation. Cost includes certain costs that are capitalized during construction, including material, payroll and direct overhead costs. Government grants are deducted from the acquisition or manufacturing costs.

Plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets.

The useful lives are:

Years

Buildings	3 – 50
Plant and machinery	2 – 20
Assets under capital lease	2 – 25
Equipment	1– 25

Maintenance and repairs are expensed as incurred while replacements, improvements and asset retirement obligations are capitalized. Gains or losses resulting from the sale or retirement of assets are reflected in other operating income or expense. Borrowing costs are expensed as incurred.

Impairment of intangible and tangible fixed assets

Since January 1, 2004, the Company tests goodwill acquired in a business combination for impairment annually irrespective of whether there is any indication of impairment or more frequently if facts and circumstances indicate that goodwill might be impaired. For the purpose of impairment testing, goodwill is allocated to the cash-generating units that are expected to benefit from the synergies of the business combination. In accordance with IAS 36 (revised 2004), an impairment loss is recognized when the carrying amount of the cash-generating unit to which goodwill is allocated exceeds the higher of its net selling price or its value in use.

Until December 31, 2003, goodwill was amortized straight-line over its useful live and tested for impairment only if facts and circumstances indicated that goodwill was impaired. Any resulting impairment loss was recorded in the income statements in other operating expenses. No impairment losses were recorded in 2004, 2003 and 2002.

Intangible assets other than goodwill and tangible assets are tested for impairment if facts and circumstances indicate that these assets might be impaired. An asset is impaired if its carrying amount exceeds the higher of its net selling price or its value in use. Net selling price is the amount obtainable from the sale of the asset in an arm’s length transaction less the cost of the disposal. Value in use is based on the discounted cash flows expected to arise from the continued use of the asset and from its disposal at the end of its useful life.

If there was any indication that the facts and circumstances, which led to an impairment no longer exist, the Company would consider the need to reverse all or a portion of the impairment

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

charge. In 2004 a reversal of a previously recorded impairment loss in an amount of € 0.1 million was recorded. In 2003 and 2002, no impairment losses were reversed.

Marketable securities and other long-term investments

In accordance with IAS 39 (revised 2000), the Company classified all marketable securities and certain long-term investments as available-for-sale and, therefore, carries these securities at fair value with unrealized gains and losses recorded in equity (revaluation reserve), net of tax.

The Company’s policy to determine if an impairment of a security exists, fundamentally is based on a two step approach, which takes into consideration if the difference between the fair market value and book value of the security is significant as well as the period of time the difference exists. Furthermore, regardless of the period of time, impairment will be recognized if there is a difference between the fair value and the carrying amount. Impairment losses are recognized in other financial expenses when realized and are determined on an individual security basis.

If there was an indication that the considerations which led to the impairment of the security no longer exist, then the Company would consider the need to reverse all or a portion of the impairment charge. In 2004 and 2002, no reversals of impairment losses on marketable securities and other long-term investments were recorded. In 2003, a reversal relating to the 8.3% long-term investment in GPC Biotech AG was recorded in financial income totaling € 7.7 million.

Trade accounts receivable

Trade accounts receivable are valued at net realizable value. The Company estimates an allowance for doubtful accounts based on a review of individual customer receivables and historical uncollectibility.

Inventories

Inventory is valued at the lower of acquisition or manufacturing costs or net realizable value at the balance sheet date. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated cost to complete and selling expense. Generally, acquisition and manufacturing costs are determined on the basis of weighted average costs. Manufacturing costs comprise material, payroll and direct overhead, including depreciation.

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

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

Government grants

The Company received € 4.4 million, € 1.0 million and € 1.9 million for the years ended December 31, 2004, 2003 and 2002, respectively, of taxable and non-taxable investment grants for the acquisition of certain long-lived assets. The grants are recorded as a reduction of the cost basis of the acquired and internally constructed assets.

In addition, the Company received government grants as non-refundable reimbursement of expenses in the amount of € 0.2 million, € 0.4 million and € 0.7 million for the years ended December 31, 2004, 2003 and 2002, respectively. These grants are recorded as other income to the extent they are earned.

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

Accrued liabilities and accrued income taxes

In accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”, the Company accrues liabilities for taxes and other obligations when there is a present obligation as a result of a past event, it is more likely than not that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Accrued income taxes cover obligations for the current and for prior periods. Accrued liabilities relating to personnel and social costs are valued at their net present value.

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

Revenue recognition

The Company recognizes revenues from sales of products and services if the revenue can be reliably measured, it is probable that the economic benefits of the transaction will flow to the Company and all related costs can be reliably measured. As such, the Company records revenue from product sales when the goods are shipped and title has passed to the customer. With respect to licensing agreements where revenue in excess of a defined minimum price is contingent on the buyer’s ultimate resale price, sales are recognized at the contractual minimum price with the contingent element of the purchase price recognized when realized. Provisions for discounts and rebates to customers and returns are recorded in the same period in which the related sales are recorded and are based on management’s best estimate.

Consistent with its research and development strategy, the Company enters into co-development and co-promotion agreements to enhance the scope and depth of its research portfolio. These agreements contain multiple elements and varying consideration terms, such as up-front, milestone and other related payments. The Company reviews its arrangements to determine if the multiple elements can be divided into separate units of accounting and how the arrangement consideration should be recognized. When an arrangement can be divided into separate units, the arrangement consideration is recognized amongst those varying units and recognized over the respective performance period. When the arrangement cannot be divided into separate units, the total

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

arrangement consideration is allocated on a straight-line basis over the estimated collaboration period. In regard to agreements the Company has entered into to date, up-front payments and other similar non-refundable payments received which relate to the sale or licensing of products or technology are reported as deferred income and recognized as other income over the related period of collaboration on a straight-line basis.

Selling expenses

Advertising and promotion costs are expensed as incurred and totaled € 249.8 million, € 194.7 million and € 166.0 million for the years ended December 31, 2004, 2003 and 2002, respectively. These costs are recorded as selling and distribution expenses in the consolidated income statements. Shipping and handling costs totaling € 49.8 million, € 41.8 million and € 40.3 million for the years ended December 31, 2004, 2003 and 2002, respectively, are included in selling and distribution expenses.

Research and development expenses

In accordance with IAS 38, research costs, defined as costs of original and planned research performed to gain new scientific or technical knowledge and understanding, are expensed as incurred. Development costs are defined as costs incurred to achieve technical and commercial feasibility. Regulatory and other uncertainties inherent in the development of the Company’s new key products are so high that the requirements set out in IAS 38 are not met so that development costs are expensed as incurred.

Research and development expenses are comprised of the following types of costs incurred in performing research and development activities: salaries and benefits, other directly attributable cost, clinical trial and related clinical manufacturing costs, contract services, payments made in respect to research and development collaborative arrangements and other outside costs.

Employee incentive plans

Compensation expense for options granted under employee incentive plans are measured as the excess of the average cost of treasury shares acquired over the exercise price. Compensation expense is allocated over the applicable vesting period. Discounts granted in connection with the purchase of ALTANA shares related to the ALTANA Investment Plans are expensed as incurred, as there is no vesting period.

Deferred income taxes

Under IAS 12 (revised 2000), “Income Taxes”, deferred tax assets and liabilities are recognized for all temporary differences between the carrying amount of assets and liabilities in the financial statements and their tax bases, tax credits and operating loss carry-forwards. For purposes of calculating deferred tax assets and liabilities, the Company uses the rates that have been enacted or substantively enacted at the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period the legislation is substantively adopted. A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the credits and tax loss carry-forwards can be applied.

Earnings per share

Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding for the year.

Diluted earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding for the year, adjusted by the effect of the options granted under the stock option plans. The diluted earnings per share are calculated under the assumption that all potential diluting options are exercised.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

	2004	2003	2002

Basic earnings per share
Net income	390,683	345,222	324,408
Weighted average shares outstanding	135,857,561	136,283,823	136,622,766
Basic earnings per share in €	2.88	2.53	2.37

Diluted earnings per share
Net income	390,683	345,222	324,408
Weighted average shares outstanding	135,857,561	136,283,823	136,622,766
Dilution from stock options	89,614	197,434	604,546
Dilution from DAT lawsuit	0	0	306,391

Diluted weighted average shares outstanding	135,947,175	136,481,257	137,533,703
Diluted earnings per share in €	2.87	2.53	2.36

Concentration of risks

The Company’s future results of operations are subject to various risks and uncertainties.

The Company’s sales of certain key products account for a substantial portion of revenues. The most important product is Pantoprazole, a therapeutic treatment for ulcers and reflux disease. In 2004, 2003 and 2002, respectively, Pantoprazole accounted for 58%, 56% and 52% of net sales of the pharmaceuticals segment and for 41%, 41% and 37% of the Company’s total net sales. The Company expects Pantoprazole to continue to be a key revenue driver for the next several years.

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

According to IFRS 3, all acquisitions are accounted for using the purchase method with the excess of the purchase price over the estimated fair value of the net assets acquired accounted for as goodwill. Goodwill is not amortized on a regular basis but will be tested for impairment together with the cash generating unit goodwill was allocated to. In case of an impairment loss, the impairment loss is recognized in income. The results of operations of the acquired businesses are included in the consolidated financial statements from their respective dates of acquisition. The results of operations of a sold business are included in the consolidated financial statements until the date of the sale.

On August 12, 2003, the Company acquired the wire enamel business of Schenectady International Inc., USA, for a purchase price of € 93.5 million including costs directly attributable to the acquisition of € 1.0 million. Cash and debt were not assumed. The purchase price was paid in cash in 2003. The net assets acquired mainly consisted of a 100% interest in Beck Electrical Insulation GmbH, Hamburg, Germany, a 82.8% interest in Beck India Ltd., Pune, India, as well as a trademark and various other intangible assets. The excess of the total acquisition cost over the fair value of the net assets acquired was recorded as goodwill and amounted to € 46.2 million. Thereof € 43.1 million of the goodwill originates from the acquisition of customer related assets, that are not legally controlled by the Company and therefore are not capitalized as such in accordance with IAS 38.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

In 2004, the Company purchased another 5.8% of Beck India Ltd. India bringing its interest to 88.6% and recognized goodwill totaling € 0.1 million.

On March 31, 2003, the Company entered into a product acquisition agreement with KV Pharmaceutical Company (“KV”) whereby the Company sold to KV the product ownership rights of the Chromagen product line for U.S. $ 27 million. This transaction generated a gain which was recorded in other operating income.

In 2004, the Company sold some minor activities of the chemicals segment. The sold activities generated sales of € 28 million and € 46 million, in 2004 and 2003, respectively. The sale of the activities did not have a material impact on the Company’s balance sheets, income statements, statements of changes on shareholders’ equity and statements cash flows.

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

The Company’s pharmaceuticals segment develops, manufactures and internationally markets a wide range of pharmaceutical products. Its product range comprises therapeutics, which includes prescription drugs for a variety of indications, over-the-counter products for self-medication, as well as other diagnostics technologies (imaging procedures). The Company also generates limited revenues from other sources, mainly from contract manufacturing on behalf of third parties, and detailing.

The chemicals segment offers a wide range of specialty chemicals, including additives and instruments, coatings and sealants and electrical insulation. The segment offers specialty chemicals together with support and comprehensive customer service as well as the adaptation of the products to fit the customers’ special use of the products.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

Segment information was reconciled to total consolidated information as follows:

		Pharma-		Holding	Elimination and
		ceuticals	Chemicals	company	reconciliation	Group

		(in € millions)

Net sales	2004	2,109	854	0	0	2,963
	2003	1,980	755	0	0	2,735
	2002	1,861	748	0	0	2,609
Operating income (loss)	2004	531	121	(35)	0	617
	2003	506	92	(35)	0	563
	2002	471	104	(37)	0	538
Total assets	2004	1,520	770	1,938	(1,529)	2,699
	2003	1,270	757	2,029	(1,524)	2,532
Long-lived assets	2004	466	260	37	0	763
	2003	394	256	37	0	687
Liabilities	2004	517	112	38	370	1,037
	2003	491	140	33	416	1,080
Capital expenditures	2004	165	60	1	0	226
	2003	141	86	10	0	237
	2002	147	65	13	0	225
Depreciation and amortization	2004	82	38	1	0	121
	2003	75	30	1	0	106
	2002	73	29	0	0	102
Other non-cash expenses (income)	2004	43	6	(36)	0	13
	2003	(21)	2	(3)	0	(22)
	2002	32	4	22	0	58

The segments are reported on a consolidated basis. The holding company column represents income, expenses, assets and liabilities relating to corporate functions and investment activities mainly performed by ALTANA AG.

In 2004, 2003 and 2002, approximately 83%, 82% and 81%, respectively, of net sales were generated outside of Germany.

Long-lived assets include all tangible assets, such as property, plant and equipment and construction in progress. Segment liabilities consist of total liabilities and provisions, excluding interest-bearing liabilities, as well as current and deferred income taxes. The elimination and reconciliation column contains the reconciliation of segment liabilities to consolidated total liabilities and provisions. Capital expenditures, as well as depreciation and amortization, relate to property, plant and equipment and intangible assets with a definite life. Amortization expense does not include goodwill amortization. Other non-cash expenses (income) mainly consist of pension expense, impairment charges for other than temporary declines in fair value of marketable securities and other long-term investments and reversals of impairment charges.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

The following table presents selected financial information by geographic region:

	Net sales			Total assets		Long-lived assets		Capital expenditures
	2004	2003	2002	2004	2003	2004	2003	2004	2003	2002

	(in € millions)			(in € millions)		(in € millions)		(in € millions)

Europe	1,504	1,385	1,324	2,496	2,337	615	548	182	198	159
thereof Germany	491	482	490	2,321	2,113	494	454	134	162	134
North America	880	857	779	378	334	77	73	29	27	30
thereof USA	769	755	684	326	289	74	50	27	26	30
Latin America	278	248	277	164	145	48	46	8	9	33
Far East	250	197	181	55	48	10	9	4	3	3
Other Regions	51	48	48	53	49	13	11	3	0	0
Consolidation	0	0	0	(447)	(381)	0	0	0	0	0

Group	2,963	2,735	2,609	2,699	2,532	763	687	226	237	225

Net sales relating to geographic areas represent sales to third parties, based on the location of customers.

The following table presents net sales by business area:

	2004	2003	2002

	(in € millions)
Pharmaceuticals
Therapeutics	1,839	1,724	1,565
Imaging	109	106	100
Self medication (OTC)	115	104	110
Other	46	46	86

Total	2,109	1,980	1,861
Chemicals
Additives & Instruments	348	308	304
Electrical Insulation	291	225	223
Coatings & Sealants	215	222	221

Total	854	755	748

Group	2,963	2,735	2,609

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

(5)	Intangible assets

	Patents,
	licenses and		Advance	Software
	similar rights	Goodwill	payments	and other	Total

Cost
Balance at January 1, 2004	188,997	198,568	125	20,137	407,827
Additions	37,085	119	280	5,460	42,944
Disposals	(1,237)	0	(5)	(531)	(1,773)
Transfers	864	0	(135)	182	911
Translation adjustments	(2,915)	(1,601)	22	(68)	(4,562)
Changes in reporting entities	(2,422)	0	0	(93)	(2,515)

Balance at December 31, 2004	220,372	197,086	287	25,087	442,832

Accumulated amortization
Balance at January 1, 2004	65,911	105,253	0	6,625	177,789
Additions	27,495	0	0	4,444	31,939
Disposals	(979)	0	0	(530)	(1,509)
Transfers	587	0	0	4	591
Translation adjustments	(1,115)	(129)	0	(53)	(1,297)
Changes in reporting entities	(1,730)	0	0	(77)	(1,807)

Balance at December 31, 2004	90,169	105,124	0	10,413	205,706

Carrying amount at
December 31, 2004	130,203	91,962	287	14,674	237,126
December 31, 2003	123,086	93,315	125	13,512	230,038

In 2004, in the chemicals segment additions of € 9.5 million related to the acquisition of customer related assets. In accordance with IAS 38, these customer related assets were capitalized as intangible assets. In the pharmaceuticals segment, additions of € 17.4 million related to the acquisition of trademarks.

Additions in 2003 primarily related to the acquisition of the wire enamel business from Schenectady International Inc. (see Note 3) in the chemicals segment and encompass goodwill, non-compete agreements and technology. In the pharmaceuticals segment the main acquisition relates to a trademark in Brazil.

The intangible assets acquired during 2004 have a weighted average useful life of 7.5 years (2003: 8.2 years).

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

Amortization expense for the years ended December 31, 2004, 2003 and 2002, respectively, amounted to € 31.9 million, € 40.3 million and € 41.9 million. The following table presents expected amortization expense related to patents, licenses, similar rights and software for each of the following periods:

2005	29,308
2006	26,940
2007	20,351
2008	14,848
2009	12,225
Thereafter	41,205

The actual amortization may differ from the expected amortization.

As of December 2004, the carrying amount of goodwill by segment was as follows:

2004

Pharmaceuticals	3,796
Chemicals	88,166

In the chemicals segment, goodwill was allocated to the following cash-generating units:

2004

Electrical Insulation	67,752
Coatings & Sealants	20,414

In accordance with the revised IAS 36, the Company performed impairment tests on goodwill in the fall of 2004 based on the recent financial budgets for the years 2005 to 2010. The budgets are based on historical experience and represent management’s best estimates about future developments. The weighted average growth rates utilized in the budget are consistent with industry forecasts. In order to perform impairment tests, the Company estimated cash flow projections beyond the budget by extrapolating the projections using a steady growth rate for subsequent years. The Company then calculated the fair value for each cash-generating unit by applying a discounted cash flow technique. The following parameters were applied: discount rate after taxes 8%; growth rates: Electrical Insulation 1.5%, Coatings & Sealants 1.0% . The fair value calculated was then compared to the carrying amount of the cash-generating unit.

The impairment tests were performed based on fair values. Furthermore, to support the result of these impairment tests, the Company calculated the value in use of each cash-generating unit. In 2004, no impairment of goodwill was recorded.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

(6)	Property, plant and equipment

	Land,			Advances/
	leasehold &	Plant &		construction
	buildings	machinery	Equipment	in progress	Total

Cost
Balance at January 1, 2004	504,441	357,073	357,806	51,542	1,270,862
Additions	28,380	32,817	49,687	72,249	183,133
Disposals	(2,902)	(9,856)	(22,500)	(191)	(35,449)
Transfers	14,484	31,245	6,385	(53,277)	(1,163)
Translation adjustments	(4,664)	(2,876)	(3,061)	(261)	(10,862)
Changes in reporting entities	(7,952)	(1,589)	(6,948)	(776)	(17,265)

Balance at December 31, 2004	531,787	406,814	381,369	69,286	1,389,256

Accumulated depreciation
Balance at January 1, 2004	141,375	224,137	218,318	0	583,830
Additions	16,775	28,942	43,269	0	88,986
Disposals	(2,073)	(8,866)	(20,550)	0	(31,489)
Transfers	397	(195)	(1,044)	0	(842)
Reversals	(148)	0	0	0	(148)
Translation adjustments	(1,547)	(2,094)	(1,799)	0	(5,440)
Changes in reporting entities	(2,898)	(1,185)	(4,532)	0	(8,615)

Balance at December 31, 2004	151,881	240,739	233,662	0	626,282

Carrying amount at
December 31, 2004	379,906	166,075	147,707	69,286	762,974
December 31, 2003	363,066	132,936	139,488	51,542	687,032

In 2004, additions in the pharmaceuticals segment related to the construction of a new production site in Ireland, the expansion of the production capacities in Oranienburg, Germany, the expansion of research facilities in Germany and India and the expansion of the sales organization in the U.S.A. In the chemicals segment, additions related to the continuing expansion of the production site in Wesel, Germany as well as the construction of a new plant in China.

In 2003, additions in the pharmaceuticals segment mainly related to investments in production plants in Germany and Ireland as well as in research facilities in Germany. Additionally, a research facility in the United States was constructed. In the chemicals segment the production plant in Wesel, Germany, was expanded.

As of December 31, 2004 and 2003, respectively, € 6.5 million and € 3.8 million of net book value related to property, plant and equipment under capital lease.

Depreciation expense for the years ended December 31, 2004, 2003 and 2002, respectively, amounted to € 89.0 million, € 82.6 million and € 80.8 million. In 2004, income from reversals of previously recognized impairment losses totaling € 0.1 million was recorded.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

(7)	Long-term investments

			Other
			long-term
	Affiliated	Other	financial
	companies	investments	assets	Total

Cost
Balance at January 1, 2004	2,143	27,142	1,905	31,190
Additions	0	17,709	1,584	19,293
Disposals	0	(5)	(309)	(314)
Translation adjustments	0	(4)	9	5

Balance at December 31, 2004	2,143	44,842	3,189	50,174

Accumulated write downs
Balance at January 1, 2004	0	4,412	966	5,378
Additions	0	4	40	44
Changes in fair value recorded in valuation reserve	0	(3,459)	0	(3,459)
Translation adjustments	0	0	9	9

Balance at December 31, 2004	0	957	1,015	1,972

Carrying amount at
December 31, 2004	2,143	43,885	2,174	48,202
December 31, 2003	2,143	22,730	939	25,812

In 2004, the additions to long-term investments is the result of a strategic investment in the chemicals segment made in Nanophase Technology Corporation (NTC) totaling € 8.3 million. In the pharmaceuticals segment the Company increased its participation in GPC Biotech by € 8.3 million.

In 2003, the Company reversed the impairment charge recorded in 2002 in accordance with IAS 39 (revised 2000) relating to its 8.3% investment in GPC Biotech AG, Martinsried, Germany. The reversal was recorded in financial income totaling € 7.7 million.

As of December 31, 2004 and 2003, the carrying amount of the investment in GPC Biotech AG was € 24.4 million and € 12.1 million, respectively, and, as of December 31, 2004, the carrying value of the investment in Nanophase Technology Corporation (NTC) was € 8.3 million.

Amounts totaling € 0.8 million and € 0.7 million of other long-term financial assets as of December 31, 2004 and 2003, respectively, related to long-term employee loans bearing a weighted average interest rate of 3.3% .

Ownership interests below 20% in 13 (2003: 13) entities, which are classified as available-for-sale investments and whose fair values can not be reliably measured, are valued at cost less impairments. The carrying value was € 3.2 million in 2004 and 2003, respectively, and was shown under other investments.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

(8)	Inventories

Inventories consist of:

	At December 31,

	2004	2003

Raw materials and supplies	105,532	104,406
Work in process	54,559	58,096
Finished products and goods	163,062	155,262
Advance payments	5,399	842

	328,552	318,606

(9)	Trade accounts receivable

Trade accounts receivable are as follows:

	At December 31,

	2004	2003

Trade accounts receivable	502,405	422,149
Allowance for doubtful accounts	(6,691)	(7,825)

	495,714	414,324

Thereof long-term	6,965	6,855

At December 31, 2004 and 2003, respectively, one customer accounted for 7.8% and 6.4% of trade accounts receivable. In 2004 and 2003, respectively, this same customer accounted for 14.2% and 15.3% of sales, respectively.

The roll-forward of the allowance for doubtful accounts is shown under other operating expenses and was as follows:

	2004	2003

Allowance at the beginning of the year	7,825	9,248
Translation adjustments	(126)	(416)
Additions	1,322	2,047
Releases	(465)	(701)
Utilization	(832)	(2,353)
Change in reporting entities	(1,033)	0

Allowance at the end of the year	6,691	7,825

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

(10)	Marketable securities

In accordance with IAS 39, available-for-sale marketable securities are recorded at fair value. Amortized cost, fair value and gross unrealized holding gains and losses, which are recorded in the revaluation reserve, net of tax, as of December 31, 2004 and 2003 were as follows:

	Amortized		Unrealized	Unrealized
	cost	Fair value	gains	losses

At December 31, 2004
Debt securities	200,842	200,817	1,383	1,408
Equity securities	61,883	62,641	3,368	2,610
Other	7	7	0	0

Total	262,732	263,465	4,751	4,018

At December 31, 2003
Debt securities	231,122	230,597	498	1,023
Equity securities	61,420	58,453	1,638	4,605
Other	2,842	2,958	116	0

Total	295,384	292,008	2,252	5,628

In 2004 and 2003, an impairment loss for marketable securities totaling € 0.5 million and € 5.8 million, respectively, was recorded in line with the Company’s policy, as the fair market value of the related securities fell below book value for a sustained period of time or was significantly below book value at the end of the reporting period.

The contractual maturities of debt securities were as follows:

	At December 31,

	2004	2003

Due within one year	33,544	78,459
Due after one year through five years	146,850	118,080
Due after five years through ten years	18,797	25,127
Due after ten years	1,626	8,931

	200,817	230,597

Actual maturities may differ from contractual maturities because the issuers of the securities may have the right to repay obligations earlier without prepayment penalty.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

(11)	Other assets and prepaid expenses

	At December 31,

	2004	2003

Balances due from employees	4,369	4,291
Cash surrender value of life insurance	6,193	6,390
Balances due from fiscal authorities	42,172	26,721
Prepayments	6,065	7,951
Loans	18,805	22,079
Licenses	13,923	13,070
Balances due from related parties	826	1,222
Prepaid expenses	14,428	19,426
Derivative instruments (see Note 19)	50,666	37,752
Receivables from reimbursements	4,936	13,595
Balances due from sale of product groups	9,513	11,085
Other	27,971	33,503

	199,867	197,085

Thereof long-term	30,051	44,483

Of the total loans, € 7.6 million and € 11.4 million as of December 31, 2004 and 2003, respectively, related to the sale of the Sangtec companies in 2002.

(12)	Shareholders’ equity

Issued capital

Share capital amounted to € 140.4 million, represented by 140.4 million no par value shares representing € 1 per share.

Authorized capital

As of December 31, 2004, the management board was authorized to increase the Company’s share capital by € 28.0 million in exchange for cash (authorized capital I) and an additional € 28.0 million in exchange for non-cash contributions with exclusion of shareholders’ subscription rights (authorized capital II). The management board was also authorized to increase the share capital by € 14.0 million in exchange for cash with exclusion of shareholders’ subscription rights at an issue price that is not significantly lower than the market price at that time (authorized capital III). None of the authorized capital has been issued. The authorizations expire as of April 30, 2009.

Treasury shares

The management board was authorized by the shareholders on May 5, 2004 to repurchase up to 14,040,000 shares (10% of the authorized capital) until October 31, 2005. In addition to reselling the treasury shares on the stock market, the management board was authorized to retire these shares or to offer up to 2.5% of these shares to eligible employees in connection with the Company’s employee incentive plans (see Note 13) or to offer shares to third parties in connection with acquisitions or to transfer shares to members o f the supervisory board as part of their compensation in accordance with the Articles of Association.

Pursuant to this authorization, the Company purchased 1,376,050 treasury shares from May to August 2004 at a total cost of € 68.7 million with an average price of € 49.91 per share. During 2004, 254,281 shares (0.2% of share capital) were sold in connection with the exercise of the options and 130,181 shares were issued to employees. In January 2004, 2.925 shares were transferred to

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

members of the supervisory board as part of their compensation. In January and February 2004, 37,820 shares were sold to employees under the ALTANA Investment Plan 2003.

Additionally, in accordance with Article 71 (1) No. 2 o f the “German Stock Corporation Act” (Aktiengesetz), during August and September 2004, the Company purchased 150,000 shares at an average price of € 44.92 to distribute to the eligible employees under the ALTANA Investment Plan 2004 (see Note 13). In December 2004, 123,404 shares were sold to employees. Thereof, 379 shares related to treasury shares acquired in 2003.

During 2003, the DAT lawsuit was settled (see Note 30). As of December 31, 2004, the Company issued 3,492 shares to former DAT shareholders; 7,704 shares were returned to the Company.

Together with the 4,133,195 treasury shares purchased in prior years, the Company held a total of 5,114,846 treasury shares at December 31, 2004, representing € 5.1 million (or 3.6%) of its share capital. Of the treasury shares, 5,018,870 are intended to be used to meet obligations from the employee incentive plans and 95,976 for issuance to former DAT shareholders (see Note 30).

Dividends

Under the “German Stock Corporation Act”, retained earnings available for distribution to shareholders are based upon the unconsolidated retained earnings o f ALTANA AG as reported in its balance sheet determined in accordance with the German Commercial Code (Handelsgesetzbuch).

The net income of ALTANA AG amounts to € 164.1 million according to the German Commercial Code. According to Stock Corporation Act, Article 58, paragraph 1 the supervisory board and the management board decided to transfer out of ALTANA AG 2004 net income of € 164.1 million an amount of € 30.7 million to retained earnings, resulting in unappropriated profits of € 133.4 million. The management board and supervisory board plan to propose to the shareholders at the annual general shareholders’ meeting to distribute from unappropriated earnings a dividend totaling € 133.4 million resulting in an amount of € 0.95 per no par value share.

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

Management stock option plans 1999 and 2000

On July 1, 1999, the Company initiated a stock option plan open to members of the Company’s management board, its senior executives and certain other key employees (“Stock Option Plan 1999”). The exercise price for stock options granted under this plan was € 15.03 per share, which was calculated on the basis of the average of the published Xetra closing prices of the Company’s shares during the 20 trading days preceding the commencement of the plan. On July 1, 2000, the Company launched a similar plan (“Stock Option Plan 2000”). This plan entitled beneficiaries to purchase shares of the Company at an exercise price of € 22.97, calculated on the same basis as described above.

The plans offered the beneficiaries the option of settling in either stock or cash. Under each plan, the options became exercisable two years after the grant date if the average basic earnings per share for the year of grant and the following year exceeded the average of the two preceding years by 20%. The stock options expired four years after the grant date. The earnings per share hurdle for each of these plans was subsequently met. All options, which were part of the 1999 Management

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

Stock Option Plan, were fully exercised during 2003, those of the 2000 Management Stock Option Plan were fully exercised during 2004.

	2004		2003			2002

	Number of	Exercise	Number of	Exercise		Number of	Exercise
	options	price	options	price		options	price

		(€)		(€)			(€)
Outstanding options at January 1	185,600	22.97	703,400	21.89	(1)	1,211,000	21.26	(1)
Exercised	(185,600)	22.97	(517,800)	21.48	(1)	(486,000)	20.29	(1)
Forfeited	0	0	0	0		(21,600)	22.97

Outstanding options at December 31	0	0	185,600	22.97		703,400	21.89	(1)

(1)	Weighted average

Management stock option plans 2001, 2002, 2003 and 2004

On July 1, 2001, the Company initiated a stock option plan open to members o f the Company’s management board, its senior executives and certain other key employees (“Stock Option Plan 2001”). The exercise price for stock options granted under this plan is € 42.41 per share, which was calculated on the basis of the average of the published Xetra closing prices of the Company’s shares during the 20 trading days preceding the commencement of the plan. The options may only be exercised by purchasing shares, no cash settlement is possible. The options became exercisable two years after the grant date, and they remain exercisable over a period of three years, if earnings per share in 2002 exceed basic earnings per share in 2000 by 20%. The earnings per share hurdle for the 2001 plan was met.

On July 1, 2002, the Company initiated a plan (“Executive Option Plan”) identical to the Stock Option Plan 2001 for executives (management board of ALTANA AG and key subsidiaries) only, with an expiration period of ten years after the grant date. The exercise price for the stock options granted under this plan is € 51.58. The earnings per share hurdle for the 2002 plan was met.

On July 1, 2003, the Company initiated a plan for management members (“Stock Option Plan 2003”) identical to the Stock Option Plan 2001 in regard to duration, hurdle rates and determination of the exercise price. In 2003, it was not differentiated between “Executives” and “Key Management” as in 2002. However, the personnel committee of the supervisory board can limit the profit per option for members of the management board if the increase of the share price is caused by exceptional effects. The exercise price for stock options granted under this plan is € 54.65.

On July 1, 2004, the Company initiated a plan for management members (“Stock Option Plan 2004”) identical to the Stock Option Plan 2003 in regard to duration and determination of the exercise price. The exercise of the options depends on the development of the ALTANA share price compared to development of a market-based index (70% Dow Jones Stoxx Healthcare and 30% Dow Jones Stoxx Chemicals). If, after two years, the development of the ALTANA share price exceeds the development of the index, the options will be exercisable. However, if the hurdle is not met, the options only become exercisable if the ALTANA share price exceeds the development of the index in the third or fourth year after the grant date. The options forfeit, if the hurdle is not met within the forth year after the grant date. The exercise price under this plan is € 51.01.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

	2004			2003			2002

	Number of options	Exercise price		Number of options	Exercise price		Number of options	Exercise price

		(€)			(€)			(€)
Outstanding options at January 1	2,251,350	49.83	(1)	1,277,600	44.24	(1)	1,065,750	42.41
Granted	1,226,050	51.01		1,179,600	54.65		255,000	51.58
Exercised	(98,950)	42.41		(196,850)	42.41		0	0
Forfeited	(40,200)	52.90	(1)	(9,000)	42.41		(43,150)	42.41

Outstanding options at December 31	3,338,250	50.48	(1)	2,251,350	49.83	(1)	1,277,600	44.24	(1)

(1)	Weighted average

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

	2004		2003		2002

	Number of options	Exercise price	Number of options	Exercise price	Number of options	Exercise price

		(€)		(€)		(€)
Outstanding options at January 1	961,750	56.74	988,850	56.74	0	0
Granted	0	0	0	0	999,650	56.74
Forfeited	(24,500)	56.74	(27,100)	56.74	(10,800)	56.74

Outstanding options at December 31	937,250	56.74	961,750	56.74	988,850	56.74

ALTANA Investment Plans 2000, 2001, 2002, 2003 and 2004

Since 2000, the Company has initiated a plan (ALTANA Investment plans) every year in 12 European countries, the United States of America, Canada and India for employees who are not eligible to participate in the stock option plans.

Each investment plan consists of two components. The first component entitles eligible employees to purchase a specific number of shares based on their respective incomes at a fixed price per share, the lowest quoted price of the Company’s shares the day when the management board approves the plans. A discount is granted for a specified number of shares purchased by each participant. The Company sells the respective shares in December of each respective year to the employees. For employees unable to receive shares directly from the Company due to statutory reasons, the Company provides the cash equivalent of the benefit received by other employees participating in the plan.

Under the second component, employees receive one option for each share purchased. The options

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

entitle holders to receive cash in an amount equal to the difference between exercise price and the market price of the Company’s shares on the date on which the options are exercised.

	Plan	Plan	Plan	Plan	Plan
	2004	2003	2002	2001	2000

Share purchase component
Shares sold to employees	123,054	132,889	104,615	126,572	284,393
Exercise price (€)	44.50	46.11	46.00	47.00	27.08
Discount granted	20.1%	27.4%	30.0%	30.0%	23.0%
Discount granted for maximum shares for each employee	50 shares	35 shares	32 shares	37 shares	20 shares
Options component
Options granted	134,214	176,149	115,428	165,797	305,898
Options forfeited	(257)	(6,393)	(8,550)	(17,296)	(24,137)
Options exercised	0	0	(2,268)	(27,381)	(281,761)
Exercise price (€)	44.50	46.11	46.00	47.00	27.08
Date of grant	Oct 1, 2004	Oct 1, 2003	Oct 1, 2002	Oct 1, 2001	Oct 1, 2000
Exercise of the options beginning	Oct 1, 2006	Oct 1, 2005	Oct 1, 2004	Oct 1, 2003	Oct 1, 2002
Expiration of the options	Oct 1, 2008	Oct 1, 2007	Oct 1, 2006	Oct 1, 2005	Oct 1, 2004

Compensation expense

Compensation expense for options granted under the forgoing plans is measured as the excess of the average cost of treasury shares acquired by the Company over the exercise price. Compensation expense is allocated over the applicable vesting period of the various plans. Compensation expense under the foregoing plans in 2004, 2003 and 2002 totaled € 1.6 million, € 3.2 million and € 2.4 million, respectively. Compensation expense in 2004, 2003 and 2002, respectively, included € 0.9 million, € 1.8 million and € 1.2 million covering the total discount on the share purchase component of the respective plans, as there is no vesting period.

(14)	Employee benefit obligations

Within the Company, various post employment benefit plans exist, but most are accounted for as defined benefit plans. Defined contribution plans do exist in non-German subsidiaries, but such plans are not significant. The majority of the Company’s employee benefit obligations relate to German employees. Employee benefit obligations are determined based on the years of service, the expected discount rate and estimated compensation increase. Employee benefit obligations are generally measured at September 30. The applied parameters are reviewed for unexpected fluctuations in December and a remeasurement is performed if material deviations from September 30 are identified. In 2004 the employee benefit obligation for German employees was remeasured on December 31, 2004, due to significant fluctuations in the discount rate.

Obligations for other post-retirement benefits also relate mainly to employees in Germany and the obligations generally arise from deferred compensation plans.

Some non-German pension commitments are funded by plan assets maintained by trust funds. Fund assets consist mainly of equity and debt securities.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

The provisions for the Company’s pension benefit and other post-retirement obligations were as follows:

	At December 31,

	2004	2003

Provision for pensions	259,313	251,979
Provision for other post-retirement benefits	4,455	2,691

	263,768	254,670

The provision for pensions was as follows:

	2004		2003

	German	Non-German	German	Non-German
	plans	plans	plans	plans

Defined benefit obligation
Balance at January 1	224,124	57,157	207,228	55,218
Changes in reporting entities	(2,629)	0	0	0
Translation adjustments	0	(3,575)	0	(9,028)
Service cost	6,582	3,591	5,508	2,920
Interest cost	12,196	3,758	11,877	3,107
Actuarial losses	18,611	4,328	5,203	5,442
Plan amendments	(9)	0	31	0
Other changes	2,720	7,784	1,242	870
Benefits paid	(9,451)	(1,950)	(6,965)	(1,372)

Balance at December 31	252,144	71,093	224,124	57,157

	2004		2003

	German	Non-German	German	Non-German
	plans	plans	plans	plans

Plan assets
Balance at January 1	0	29,508	0	30,950
Translation adjustments	0	(2,381)	0	(5,113)
Actual gain on plan assets	0	4,596	0	2,845
Employer contribution	0	7,175	0	1,921
Benefits paid	0	(1,416)	0	(1,111)
Other changes	0	8,372	0	16

Balance at December 31	0	45,854	0	29,508

Reconciliation of funded status
Funded status at December 31	252,144	25,239	224,124	27,649
Unrealized net gains (losses)	(4,440)	(13,630)	14,302	(14,096)

Provision recognized at December 31	247,704	11,609	238,426	13,553

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

The following table shows the different asset categories into which the plan assets are divided:

	Dec 31, 2004

Asset category
Equity securities	21,933	48%
Bonds	20,645	45%
Others	3,276	7%

	45,854	100%

ALTANA aims to hedge future payments under the pension obligation with long-term returns from the portfolio of the plan assets. Therefore the composition of the plan assets is oriented on the sustainability of the income generated. Income generated consists of increases in market values of the assets and continuing distribution of dividends. For that purpose equity instruments are slightly over-weighted. However in some countries where the Company operates legal restrictions require plan assets be invested in fixed interest-bearing marketable securities. These requirements result in a balance between equity securities and bonds in the plan asset portfolio.

The expected return on plan assets is estimated based on market forecast and historic experience.

At December 31, 2004, the employee benefit obligations expected to be paid in the future were as follows:

Due in 2005	12,022
Due in 2006	12,479
Due in 2007	13,206
Due in 2008	14,332
Due in 2009	14,916
Due between 2010 and 2014	84,589

The following table provides the underlying actuarial assumptions for the pension plans:

	At December 31,

	2004		2003

	German plans	Non- German plans	German plans	Non- German plans

Weighted average assumptions
Discount rate	5.0%	4.8%	5.5%	5.1%
Expected return on plan assets	0	6.4%	0	7.1%
Rate of compensation increase	3.5%	3.8%	3.5%	2.9%
Rate of pension increase	1.5%	2.4%	1.5%	1.6%

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

The components of net periodic pension costs were as follows:

	2004		2003		2002

	German plans	Non- German plans	German plans	Non- German plans	German plans	Non- German plans

Service cost	6,582	3,591	5,508	2,920	5,112	3,088
Interest cost	12,196	3,758	11,877	3,107	11,989	3,250
Plan amendments	(9)	0	31	0	1,543	(34)
Expected loss on plan assets	0	(1,409)	0	(1,750)	0	(2,370)
Actuarial gains (losses)	(15)	(243)	0	310	(1)	0

Net periodic pension costs	18,754	5,697	17,416	4,587	18,643	3,934

(15)	Accrued liabilities

	Employees	Sales and marketing	Warranty	Other	Total

Balance at January 1, 2004	105,679	57,077	7,702	42,427	212,885
Additions	78,273	74,346	3,872	30,986	187,477
Utilization	(60,803)	(52,874)	(2,801)	(28,131)	(144,609)
Release	(3,451)	(924)	(122)	(1,884)	(6,381)
Translation adjustments	(1,233)	(2,732)	(134)	(365)	(4,464)
Changes in reporting entities	(1,353)	(98)	0	(161)	(1,612)

Balance at December 31, 2004	117,112	74,795	8.517	42,872	243,296

Thereof long-term
at December 31, 2004					56,737
at December 31, 2003					50,108

The personnel related accrued liabilities encompass accruals for special bonuses, as well as anniversary, paid vacation and provisions for employee incentive plans. Accrued liabilities for sales and marketing pertain primarily to sales bonuses and commissions. Provisions for warranty cover commitments in connection with goods delivered and services rendered.

The items included in other provisions are primarily related to taxes other than income taxes and similar fees, pending litigation, legal costs, professional fees, clinical trials and research. Additionally, at December 31, 2004 and 2003, respectively, an accrual for environmental cost totaling € 7.1 million and € 7.4 million was included in other provisions. A corresponding asset of € 4.9 million and € 5.0 million, respectively, was recorded which represents amounts due from the previous land owners.

The release of other accrued liabilities of € 1.9 million in 2004 and € 18 million in 2003 is primarily related to the satisfactory resolution of a potential dispute regarding import prices in one of our subsidiaries.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

(16)	Debt

	At December 31,

	2004		2003

	Total	Due within one year	Total	Due within one year

Borrowings from banks	12,264	8,624	53,104	25,351
Profit-sharing certificates	8,062	8,062	8,252	8,252
Herbert Quandt Foundation	26,382	26,382	25,636	25,636
Lease obligations	5,838	501	4,229	518
Other	5,211	410	5,254	746

	57,757	43,979	96,475	60,503

For the years ended December 31, 2004, 2003 and 2002 weighted average interest rates for borrowings from banks were 2.0%, 6.5% and 6.1%, respectively.

As of December 31, 2004 and 2003, respectively, bank borrowings included € 6.8 million and € 12.0 million denominated in foreign currencies other than Euro. Of these borrowings, amounts of € 6.3 million and € 8.2 million were denominated in U.S. Dollars as of December 31, 2004 and 2003, respectively. Additionally, € 3.4 million were denominated in Japanese Yen as of December 31,2003.

Bank borrowings of € 1.1 million and € 1.9 million were secured by mortgages (land) as of December 31, 2004 and 2003, respectively.

Profit-sharing certificates are held by German employees of the Company, who are entitled to receive interest at a rate equal to the higher of the Company’s dividend rate in any given year and 7%. The Company ceased issuing such certificates in 2000. For the year ended December 31, 2004, 2003 and 2002, respectively, the effective interest rate was 133.6%, 116.7% and 105.6% on these certificates. Amounts in excess of 7% are recorded as compensation expense.

The Herbert Quandt Foundation is a non-profit foundation, established in 1980, that promotes scientific and cultural research activities and supports civic responsibility projects. The Foundation has deposited all its funds, totaling € 26.4 million, with ALTANA. The deposit, based on an interest rate equaling the discount rate (“Basiszinssatz der Deutschen Bundesbank”) plus 2,5%, but at a minimum of 5.5%, is considered short-term since it may be called at any time by the Foundation.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

At December 31, 2004, the aggregate amounts of indebtedness maturing during the next five years and thereafter are as follows:

Due in 2005	43,478
Due in 2006	528
Due in 2007	305
Due in 2008	179
Due in 2009	182
Due thereafter	7,247

Total	51,919
Lease obligations (see Note 27)	5,838

Total debt	57,757

(17)	Other liabilities

Other liabilities consist of the following:

	At December 31,

	2004		2003

	Total	Due within one year	Total	Due within one year

Payroll taxes	23,316	23,316	16,549	16,549
Employees and social security contributions	19,218	18,758	17,621	16,983
Commissions	4,352	4,352	3,773	3,773
Debit notes to customers	5,733	5,725	3,008	2,970
Balances due to related parties	9,539	9,539	11,021	11,021
DAT lawsuit (see Note 30)	8,195	8,195	7,961	7,961
Other	12,850	12,484	20,620	20,290

	83,203	82,369	80,553	79,547

(18)	Deferred income

Under the terms of the Company’s licensing agreement with Wyeth Inc., U.S.A., acting through one of its subsidiaries, Wyeth Pharmaceutical (“Wyeth”), the Company granted Wyeth an exclusive license to carry out certain manufacturing tasks with respect to semi-finished Pantoprazole-based products supplied by the Company and to distribute the resulting drugs in the U.S. market. Wyeth agreed to pay the Company a specified percentage of its net sales of the product subject to a minimum price. Due to the direct link between Wyeth’s sales price and the amount the Company will ultimately realize, revenue for the products delivered to but not yet sold by Wyeth as of the balance sheet date are recognized at the amount of the minimum price. The difference between the minimum price and the price charged is treated as deferred income.

In 2002, the Company and Pharmacia Corporation (“Pharmacia”) signed an agreement under which the pharmaceuticals segment of the Company grants Pharmacia certain rights and licenses to its technology. The acquisition of Pharmacia by Pfizer did not impact the agreement. The purpose of the agreement is to collaborate in the development and commercialization of the Company’s drug, Roflumilast, for the expected treatment of respiratory diseases and conditions, including asthma and chronic obstructive pulmonary disease (COPD). Under the agreement, the companies co-develop Roflumilast for the United States, Europe and other markets (excluding Japan) to generate the pre

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

-clinical and clinical data needed to obtain regulatory approvals. In February 2004, Roflumilast was submitted for European approval. Following regulatory approval, Pfizer is granted the right to co-promote the product together with the Company in the United States and other major markets (excluding Japan).

In 2002, the Company had received an up-front payment of € 33.4 million under the agreement. Thereof, an amount of € 22.3 million is being deferred over the collaboration period. The balance of € 11.1 million is refundable in the event regulatory approval is not achieved and is therefore being deferred in full through final approval. Once regulatory approval is achieved the € 11.1 million will be deferred over the collaboration period. In 2004 and 2003, respectively, the Company had received milestone payments of € 8.2 million and € 28.1 million, which are also being deferred over the collaboration period.

Similar agreements exist for the joint development and marketing of Roflumilast and Ciclesonide in Japan. Up-front payments received are also being deferred over the collaboration period.

(19)	Financial instruments

Risk management and financial instruments

The Company conducts business on a global basis in numerous major international currencies and is, therefore, exposed to adverse movements in foreign currency exchanges rates. Derivative financial instruments are used to reduce various types of markets risks like currency or interest rate risks.

The Company has established policies and procedures for risk assessment of derivative financial instrument activities. The Company has a decentralized risk management strategy and uses derivative financial instruments, including forward foreign exchange contracts, to hedge foreign currency denominated assets and liabilities, firm commitments and forecasted foreign currency transactions. At December 31, 2004, the existing derivative financial instruments were mainly used to hedge forecasted foreign currency transactions fluctuations.

By their nature, all such instruments involve risk, including market risk and credit risk of non-performance by counterparties, and the maximum potential loss may exceed the amount recognized in the balance sheets.

Credit risk

The Company may be exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Counterparties to the Company’s financial instruments represent, in general, well-established financial institutions. The Company does not have a significant exposure to any individual counterparty and at December 31, 2004 and 2003, in management’s opinion the probability of non-performance of the counterparties was low.

Interest rate risk

The Company is exposed to interest rate fluctuations. A substantial part of the interest rate sensitive assets and liabilities relate to marketable securities, cash equivalents and debt.

Forward foreign exchange contracts and options

The Company mainly uses forward foreign exchange contracts to hedge forecasted foreign currency transactions. The amounts recorded on the balance sheets do not always represent amounts exchanged by the parties and, thus, are not necessarily a measure o f the exposure of the Company through its use of derivatives. The maturity dates of the forward contracts are linked to the anticipated cash flows of the Company and are currently up to two years.

The notional amounts of forward foreign exchange contracts as of December 31, 2004 and 2003 amounted to € 359.1 million and € 444.6 million, respectively.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

ALTANA uses option contracts to hedge foreign currency fluctuation from future expected cash flows. Currently these option contracts have residual term of up to two years.

As of December 31, 2004 and 2003, the notional amounts of options totaled € 206.0 million and € 148.6 million, respectively.

Fair value of financial instruments

The fair values of financial instruments are equal to the replacement value. These fair values are determined on the basis of market data and valuation methods described below:

	At December 31,

	2004		2003

	Carrying value	Fair value	Carrying value	Fair value

Financial instruments
Assets
Long-term investments	44,956	44,956	22,565	22,565
Trade accounts receivable	495,714	495,714	414,324	414,324
Marketable securities	263,465	263,465	292,008	292,008
Cash and cash equivalents	316,662	316,662	287,670	287,670
Liabilities
Borrowings from banks	12,264	12,264	53,104	53,104
Trade accounts payable	226,432	226,432	205,268	205,268
Other	5,210	5,210	5,254	5,254
Derivative financial instruments
Assets — currency contracts	50,666	50,666	37,752	37,752
Liabilities — currency contracts	596	596	551	551

The fair values of financial assets and marketable securities are determined on the basis of quoted market prices.

The profit sharing certificates and the debt due to Herbert Quandt Foundation are not included in the table since their market value was not readily determinable. Fair values of the debt due to the Herbert Quandt Foundation and the profit sharing certificates were not readily determinable primarily since the maturity date was unknown. Additionally, investment interests below 20% in a number of entities (13; 2003: 13) whose fair values could not be reliably measured, were valued at cost less impairments. The carrying value was € 3.2 million as of December 31, 2004 and 2003, respectively, and is also excluded from the table.

The carrying amount of cash and cash equivalents as well as accounts receivable approximated their fair value due to the short-term maturities of these instruments. The carrying value of borrowings from banks approximated the fair value. Cash and cash equivalents consisted nearly exclusively of bank claims.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

(20)	Other operating income

	For the years ended December 31,

	2004	2003	2002

Up-front and milestone payments – license agreements	15,589	20,096	7,949
Gain on sale of product groups	4,058	19,802	12,565
Reimbursements	19,816	8,398	18,729
Release of accruals	306	16,970	7,658
Gains on disposal of fixed assets	2,638	1,984	3,406
Foreign exchange gains, net (see Note 21)	4,796	0	6,284
Other	21,928	23,613	22,480

	69,131	90,863	79,071

In 2003, the gain from the sale of two product lines of the pharmaceuticals segment was recorded in other operating income. In 2004 the gain from sale of product groups relate to minor activities in the chemicals segment.

Foreign exchange gains and losses are shown net as follows:

	For the years ended December 31,

	2004	2003	2002

Foreign exchange gains	15,042	12,264	5,261
Foreign exchange losses	(10,246)	(24,763)	(12,990)

Net gain (loss)	4,796	(12,499)	(7,729)

(21)	Other operating expenses

	For the years ended December 31,

	2004	2003	2002

Amortization of goodwill	0	16,552	20,281
Write-off of receivables	1,322	416	3,659
Losses on disposal of fixed assets	1,257	879	4,879
Foreign exchange losses, net (see Note 20)	0	12,499	7,729
Charitable contributions	3,535	4,573	6,253
Addition to DAT provision (see Note 30)	0	3,195	0
Fees and other charges	4,456	5,574	6,746
Other	23,876	30,722	26,784

	34,446	74,410	76,331

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

(22)	Net income from associated companies

	For the years ended December 31,

	2004	2003	2002

Dividends received	1,054	526	855
Income (losses) from associated companies	670	10	(6)

Total	1,724	536	849

(23)	Interest income, net

	For the years ended December 31,

	2004	2003	2002

Interest income	16,063	19,517	20,600
Interest expense	(6,918)	(6,777)	(8,495)

Net interest income	9,145	12,740	12,105

(24)	Other financial income (expenses), net

	For the years ended December 31,

	2004	2003	2002

Gain on disposal of marketable securities	2,120	5,872	7,411
Gain on derivative financial instruments	7,153	0	0
Other financial income	568	10,576	0

Total other financial income	9,841	16,448	7,411
Impairment charges	(457)	(7,132)	(11,602)
Losses on disposal of marketable securities	(1,680)	(2,382)	(19,709)
Loss on derivative financial instruments	(10,675)	(1,486)	0
Other financial expenses	(745)	(1,364)	(924)

Total other financial expenses	(13,557)	(12,364)	(32,235)

Other financial income (expenses), net	(3,716)	4,084	(24,824)

In 2004, impairment charges related to marketable securities. In 2003, €5.8 million of impairments were recorded on marketable securities and €1.3 million impairments were recorded on certain long-term investments.

In 2003, the Company reversed an impairment loss previously recorded on ALTANA’s interest in GPC Biotech AG. The reversal was recorded in other financial income.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

(25)	Income taxes

Income before income taxes and minority interests was attributable to the following geographic regions:

	For the years ended December 31,

	2004	2003	2002

Germany	336,839	385,011	389,695
Foreign	286,994	195,269	136,854

	623,833	580,280	526,549

Income tax expense for these geographic regions was as follows:

	For the years ended December 31,

	2004	2003	2002

Germany	133,524	177,603	156,162
Foreign	94,164	76,541	71,652

Total current taxes	227,688	254,144	227,814
Germany	2,525	(14,495)	(27,187)
Foreign	2,364	(4,446)	1,541

Total deferred taxes	4,889	(18,941)	(25,646)

Total income tax expense	232,577	235,203	202,168

Since January 1, 2001, a uniform tax rate of 25%, plus a 5.5% solidarity surcharge on corporate tax is applicable in Germany. Additionally, German corporations are subject to trade tax, which is approximately 12% of corporation tax. The combined income tax rate was 38.2% for the year 2004.

Legislation was enacted in September 2002, which increased the corporate tax rate for 2003 by 1.5% to 26.5%, plus a 5.5% solidarity surcharge on corporation tax effective January 1, 2003. The change resulted in an increase of the combined statutory income tax rate to 39.4% for the year ended December 31, 2003. Since 2004, the former income tax rate is applicable again.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

For the years ended December 31, 2004 and 2003, expenses differed from the amounts computed by applying the effective combined income tax rate of 38% and 39%, respectively, as follows:

	For the years ended December 31,

	2004	2003	2002

Income before taxes and minority interests	623,833	580,280	526,549
Computed income tax expense at the effective combined income tax rate	238,059	228,860	205,354
Non-deductible expenses	22,244	23,600	34,309
Foreign tax rate differential	(24,203)	(6,775)	(2,696)
Tax credits o n dividends	0	0	(16,017)
Tax free income	(5,850)	(19,167)	(17,311)
Tax for prior years	1,355	14,375	0
Other	972	(5,690)	(1,471)

Total	232,577	235,203	202,168

Effective income tax rate	37.3%	40.5%	38.4%

Deferred income tax assets and liabilities related to the following items:

	At December 31,

	2004	2003

Assets
Intangibles	7,652	9,721
Property, plant and equipment	8,282	5,171
Inventories	17,805	18,095
Receivables and other assets	9,497	6,647
Pension and other post-retirement benefits	24,493	24,080
Other provisions	19,740	11,821
Liabilities	6,705	27,937
Deferred income	32,087	39,073
Tax loss carry-forwards	3,849	5,198
Other	1,042	249

Deferred tax assets	131,152	147,992

Liabilities
Intangibles	(1,823)	(1,996)
Property, plant and equipment	(30,982)	(31,718)
Financial assets	(5,800)	0
Marketable securities	(1,419)	(8,794)
Inventories	(7,174)	(7,840)
Receivables and other assets	(18,349)	(14,046)
Other provisions	(18,018)	(23,102)
Liabilities	(4,637)	(13,134)
Other	(4,504)	(1,372)

Deferred tax liabilities	(92,706)	(102,002)

Deferred tax assets, net	38,446	45,990

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

Net deferred income tax assets and liabilities were as follows:

	At December 31,

	2004	2003

Deferred tax assets	46,471	79,282
Deferred tax liabilities	(8,025)	(33,292)

Deferred tax assets, net	38,446	45,990

At December 31, 2004 the Company had tax loss carry-forwards of € 33.3 million (2003: € 44.9 million) of which € 11.3 million (2003: € 8.3 million) have unlimited carry-forward periods, € 17.4 million expire before 2009 (2003: € 14.9 million expire before 2008) and € 4.6 million expire after 2009 (2003: € 21.7 million expire after 2008). Deferred tax assets o n tax loss carry-forwards of € 16.0 million and € 14.5 million were not recognized as of December 31, 2004 and 2003, respectively, due to the fact that the future realization against taxable income is not probable.

At December 31, 2004 and 2003, respectively, a deferred tax liability was not provided for the excess amount of € 756 million and € 616 million which represents the temporary difference for financial reporting under IFRS over the tax basis of certain investments in subsidiaries. Deferred taxes are not provided for these temporary differences as the timing of their reversal can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

(26)	Personnel expenses

	For the years ended December 31,

	2004	2003	2002

Wages and salaries	471,493	438,609	418,824
Social security contributions	90,040	85,481	88,340
Expenses for pensions and other post-retirement benefits	31,606	33,008	28,323

Total personnel expenses	593,139	557,098	535,487

The expenses were incurred for the following average number of employees during the year:

	For the years ended December 31,

	2004	2003	2002

Number of employees by segment
Pharmaceuticals	7,979	7,583	7,406
Chemicals	2,648	2,426	2,259
Holding company	64	64	48

Total	10,691	10,073	9,713

In 2004, 2003 and 2002, proportional consolidated companies had on average 210, 213 and 202 employees for the years ended, which were included proportionately. The above figures include 308, 298 and 218 interns for 2004, 2003 and 2002.

(27)	Commitments and contingencies

Research and development agreements

As part of its research activities, the Company has entered into various long-term research agreements with research and development providers to collaborate on the discovery, development and commercialization of pharmaceutical drugs. Under these agreements, the Company provides research funding over the agreed upon service period. In addition, cost reimbursements, license fees, milestone payments, and royalties may be required to be paid depending on the terms of the respective agreement and the outcome of the research activities. As of December 31, 2004, the estimated payments to these parties, assuming the milestones or other conditions are met, are as follows:

2005	37,231
2006	20,500
2007	9,400
2008	0
2009	0
Thereafter	0

Total	67,131

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

Guarantees and other commitments

	At December 31,

	2004	2003

Commitments for capital expenditures and other purchase obligation	46,844	71,839
Guarantee for pension obligations of disposed business	15,085	15,319
Other	4,067	7,546

Total	65,996	94,704

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

Rental and lease arrangements

The Company rents and leases property and equipment used in its operations. These leases are classified as either operating or capital leases and amortized over the life of the respective lease. The lease contracts expire on various dates in the future.

Future minimum lease payments for non-cancelable operating and capital leases at December 31, 2004 were:

	Capital leases	Operating leases

2005	777	20,598
2006	605	15,559
2007	576	12,112
2008	419	9,276
2009	393	8,460
After 2009	4,472	35,090

Total minimum lease payments	7,242	101,095

Less amount representing interest	1,404

Present value of lease payments	5,838
Less current portion	501

Non-current lease obligations	5,337

Total rent expense was € 40.4 million, € 38.4 million and € 30.6 million for the years ended December 31, 2004, 2003 and 2002, respectively.

(28)	Related party transactions

Susanne Klatten is considered a related party, as she owns 50.1% of the shares of ALTANA AG. She is Deputy Chairwoman of the supervisory board. During the years reported there were no transactions between her and the Company except for dividends distributed and the regular compensation for her function on the supervisory board. Ms. Klatten is also chairwoman of the

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

board of counselors of the Herbert Quandt Foundation, and Dr. h. c. Nikolaus Schweickart, the chairman of the Company’s management board, serves as the chairman of the board of the Herbert Quandt Foundation.

Additionally, Susanne Klatten is shareholder and member of the supervisory board of Bayerische Motoren Werke AG (BMW AG). In the years reported the Company purchased company cars from the BMW group. These transactions are not disclosed separately as they were insignificant to the Company’s financial statements and were carried out at arm’s length.

Affiliated companies, joint ventures and associated companies that are not included in the consolidated financial statements are considered related parties. Balances due to and due from related parties are recorded in other assets, other liabilities and debt, as they are not material. Balances and transactions with unconsolidated subsidiaries are included in the amounts disclosed below.

	At December 31,

	2004	2003

Balances due from related parties	826	1,222
Balances due to related parties	(9,539)	(11,021)
Deposit from Herbert Quandt Foundation	(26,382)	(25,636)

Related party transactions

	For the years ended December 31,

	2004	2003	2002

Sales	1,096	341	134
Services and goods acquired	(52,001)	(13,434)	(977)
Rent expense	0	0	(849)
Interest income	17	178	12
Interest expense	(2,034)	(1,134)	(1,366)

The amount for services and goods acquired relates mainly to the toll manufacturing agreement with Bracco ALTANA Pharma GmbH.

(29)	Compensation of the supervisory board and management board

If the proposal regarding the distributed dividend for 2004 is approved at the annual shareholders’ meeting, the compensation of the supervisory board will amount to € 1.4 million. For the year ended December 31, 2003, the approved compensation expense was € 1.3 million. Of the compensation for 2004 and 2003 € 0.3 million were fixed. The variable portion was € 0.9 million and € 0.8 million for 2004 and 2003, respectively. Additionally, € 0.2 million were paid to delegates in 2004 and 2003 as compensation for collaboration in two committees.

The fixed compensation for each member of the supervisory board amounts to € 20 a year, thereof € 10 in shares of the company. The variable compensation amounts to € 0.7 for every percent of the dividend, exceeding 4 % of the share capital that is approved at the annual shareholders’ meeting. The chairman receives two times these amounts; the deputy chairman receives one and a half times these amounts. The chairmen of the personnel committee and the audit committee receive € 40 each and the members of these committees receive € 20 each.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

The total compensation for 2004 is attributable to the members of the supervisory board as follows:

	Fixed	Variable	Committee	Total
	compen-	compen-	compen-	compen-
	sation*	sation	sation	sation

Justus Mische (chairman)	40	127	40	207
Marcel Becker (deputy chairman)	30	95	20	145
Susanne Klatten (deputy chairwoman)	30	95	20	145
Dr. Uwe-Ernst Bufe	20	64	20	104
Yvonne D’Alpaos-Götz	20	64	20	104
Dr. Rango Dietrich	20	64	0	84
Ulrich Gajewiak	20	64	20	104
Ralf Giesen	20	64	20	104
Prof. Dr. Dr. h.c. mult. Wolfgang A. Herrmann	20	64	0	84
Dr. Thomas Martin	20	64	0	84
Prof. Dr. Heinz Riesenhuber	20	64	0	84
Dr. Klaus-Jürgen Schmieder	20	64	40	124

Total	280	893	200	1,373

*	thereof 50% in shares of the company at a share price of € 46.51 (Xetra closing price at year-end on December 30, 2004)

The total compensation for the management board was € 4.8 million, € 4.7 million and € 6.4 million for the years ended December 31, 2004, 2003 and 2002, respectively and for 2004 was attributable to the members of the management board as follows:

	Fixed	Variable	Total
	compensation	compensation	compensation

Dr. Nikolaus Schweickart (Chairman)	500	1,356	1,856
Dr. Hermann Küllmer	341	649	990
Dr. Hans-Joachim Lohrisch	375	781	1,156
Dr. Matthias L. Wolfgruber	306	491	797

Total	1,522	3,277	4,799

The variable compensation of members of the management board is based on operating income before amortization of goodwill (EBITA) and return on capital employed (ROCE) in comparison to the budget. As goodwill is no longer amortized in 2004, EBITA corresponds to operating income (EBIT).

Additionally, the members of the management board receive variable compensation in the form of stock options for management as long-term incentive. In 2004, a total of 130,000 options were granted that are attributable to the members of the management board according to the following table. The exercise of the options is contingent upon specific conditions. See Note 13 “Employee incentive plans” for a description of the stock options plans.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

Stock option
plan 2004

Dr. Nikolaus Schweickart (Chairman)	40,000 options
Fair value at the day of grant	461
Value as of December 31, 2004	0
Dr. Hermann Küllmer	30,000 options
Fair value at the day of grant	346
Value as of December 31, 2004	0
Dr. Hans-Joachim Lohrisch	30,000 options
Fair value at the day of grant	346
Value as of December 31, 2004	0
Dr. Matthias L. Wolfgruber	30,000 options
Fair value at the day of grant	346
Value as of December 31, 2004	0

At December 31, 2004 the members of the management board held a total of 412,500 options. The compensation expense for these stock option plans amounted to € 78, € 162 and € 143 for the years ended December 31, 2004, 2003 and 2002, respectively.

The fair value of the options at the day of grant was calculated based on the Black Scholes / Binominal option pricing model. The value of the options as of December 31, 2004 was calculated as the difference of the share price on that date and the exercise price.

In 2004, Dr. Nikolaus Schweickart exercised 12,000 options and Dr. Hans-Joachim Lohrisch 5,000 options, both of the stock option program 2000.

For the members of the management board, a pension accrual in the amount of € 4,437 and € 3,695 was recorded as of December 31, 2004 and 2003, respectively. For prior members of the management board and their surviving dependents, a pension accrual in the amount of € 6,940 and € 6,837 was recorded as of December 31, 2004 and 2003, respectively. The compensation expense totaled € 618, € 620 and € 600 for the years ended December 31, 2004, 2003 and 2002, respectively.

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

On March 12, 2001, the German Federal Supreme Court (Bundesgerichtshof, BGH) ruled that the exchange ratio had to be based on the average market price of the shares to be exchanged during the three months preceding the approval of the Profit Transfer and Control Agreement by the general shareholder meeting. The BGH referred the case to a lower court. On July 4, 2003, the “Oberlandesgericht Düsseldorf” made a final ruling in regard to the exchange ratio, which was 3.45 ALTANA shares for one DAT share (not taking into account the various stock splits that have occurred in the meantime).

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

Based on the final court ruling, ALTANA’s total liability was measured at € 19.3 million. As at December 31, 2002, the Company had already accrued € 16.1 million. Accordingly, an expense of € 3.2 million was recognized in 2003 in other operating expense. ALTANA’s obligation has to be settled in cash and in the Company’s shares. The obligation was measured at the stock price of the day of the court ruling.

In 2003, 207,036 ALTANA treasury shares were transferred to former DAT shareholders and € 0.9 million was paid in cash. However, in 2004 treasury shares (7,704) and cash payments (€ 0.03 million) were returned to ALTANA, because the former shareholders could not be identified by the bank, who had requested the shares and cash payments in 2003. In 2004, 3,492 ALTANA treasury shares have been transferred to former DAT shareholders and € 0.02 million were paid in cash. At December 31, 2004, the remaining obligation totaling € 8.2 million has been recorded in other liabilities.

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

In January 2005, an agreement was concluded concerning the sale of minor activities of the Company’s chemicals segment representing net sales of € 33 million in 2004.

The management board approved the financial statements on February 22, 2005. The supervisory board of ALTANA AG authorized the issuance of the financial statements on March 16, 2005.

(32)	Statement of Compliance with the German Corporate Governance Code

In November 2004, the management and supervisory boards of the Company reconfirmed the corporate governance statement of compliance in accordance with Sec 161 AktG. This statement is available on the website of the Company (see chapter Corporate Governance on page 17 of the annual report).

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

(33)	Reconciliation to U.S. GAAP

The consolidated financial statements of the Company have been prepared in accordance with IFRS. These principles and practices differ in various respects from U.S. GAAP. The differences that affect net income for the years ended December 31, 2004, 2003 and 2002 and shareholders’ equity as of December 31, 2004 and 2003 are set out in the reconciliation below:

		For the years ended December 31,

	Note	2004	2003	2002

Net income under IFRS		390,683	345,222	324,408
Adjustments
Goodwill	a	(1,377)	16,551	16,809
Intangible assets	b	(7,517)	(3,294)	(1,615)
Capitalization of interest on property, plant & equipment	c	(131)	(515)	2,364
Marketable securities	d	(253)	(8,089)	(481)
Employee incentive plans	e	(980)	(8,004)	8,761
Provisions for pensions and similar obligations	f	(998)	365	(283)
Voluntary termination benefits	g	(555)	1,480	2,818
Other accruals	h	(457)	1,345	(5,089)
Revenue recognition	i	1,803	1,803	1,803
Hyperinflation accounting	j	(303)	(887)	(1,192)
Other		(257)	1,838	(444)
Tax effect of U.S. GAAP adjustments	k	(682)	(3,034)	(9,782)
Differences in accounting for income taxes standards	l	5,655	(8,122)	(334)

Net income under U.S. GAAP		384,631	336,659	337,743

Basic earnings per share under U.S. GAAP		2.83	2.47	2.47
Diluted earnings p er share under U.S. GAAP		2.83	2.47	2.46

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

		At December 31,

	Note	2004	2003

Shareholders’ equity under IFRS		1,660,800	1,445,425
Adjustments
Goodwill	a	(14,086)	(11,994)
Intangible assets other than goodwill	b	40,893	48,220
Capitalization of interest on property, plant & equipment	c	4,693	4,822
Marketable securities	d	0	0
Employee incentive plans	e	2,440	(4,704)
Provisions for pensions and similar obligations	f	(1,114)	2,386
Voluntary termination benefits	g	15,035	15,599
Other accruals	h	250	722
Revenue recognition	i	(12,791)	(14,594)
Hyperinflation accounting	j	910	1,180
Other		1,901	2,691
Tax effect of U.S. GAAP adjustments	k	(2,717)	(901)
Differences in accounting for income taxes standards	l	(13,046)	(18,845)

Shareholders’ equity under U.S. GAAP		1,683,168	1,470,007

a)	Goodwill

In accordance with IAS 22, “Business Combinations”, goodwill and negative goodwill arising out of business combinations consummated prior to January 1, 1995 could be charged against retained earnings. Such a provision did not exist under APB No. 16, “Business Combinations”, which has resulted in a reinstatement and amortization of pre 1995 goodwill for U.S. GAAP purposes.

In accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates”, goodwill and other fair value adjustments resulting from purchase business combinations that have not been recorded in the accounts of the foreign subsidiary may be recorded at the reporting currency for financial statement purposes. Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”, requires goodwill and other fair value adjustments to be recorded in the functional currency of the acquired business and translated into the reporting currency, which results in an adjustment to goodwill and other net assets with a corresponding effect on depreciation and amortization expense as well as other comprehensive income.

On January 1, 2004, the Company early adopted IFRS 3, “Business Combinations” and the revised IAS 36 and IAS 38. As of this date, all business combinations within the scope of the standard are accounted for by applying the purchase method with prior periods not being adjusted. Additionally, IFRS 3 requires goodwill acquired in a business combination to be measured after initial recognition at cost less any accumulated impairment losses. Therefore goodwill is no longer amortized but instead must be tested for impairment annually or more frequently, if events and circumstances indicate that an impairment may exist.

On January 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 142 requires the Company to evaluate its existing intangible assets and goodwill and to make any necessary reclassification in order to conform with the new requirements at the date of adoption. Consistent with the provisions of SFAS No. 142, the Company ceased amortization of all goodwill effective January 1, 2002.

Goodwill is therefore no longer amortized under both IFRS and U.S. GAAP, but the reconciliation item will remain due to the difference of effective dates of the related standards.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

SFAS No. 142 requires that the Company assesses whether there was an indication that goodwill was impaired as of January 1, 2002. In this regard, the Company (1) identified its reporting units, (2) determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, (3) determined the fair value of each reporting unit, and (4) compared the carrying value and fair value of each reporting unit. Based on these procedures the Company did not identify any circumstances in which the carrying value of a reporting unit exceeded its fair value as of the SFAS No. 142 transitional date. In addition to the transitional impairment evaluation described above, the Company performed its annual SFAS No. 142 goodwill impairment test as of September 30, 2004 and 2003, and found no indications of impairment. This evaluation was made based on the forecast calculations that were updated in September of 2004.

In August 2003, the Company acquired various assets from Schenectady International Inc. (see Note 3) and recognized goodwill in the amount of € 46.2 million in accordance with IAS 22 and IAS 38. In accordance with SFAS No. 142 the Company reclassified € 43.1 million of the IFRS goodwill to customer related intangible assets under U.S. GAAP in 2003 and amortizes it over the estimated useful life of 10 years.

IFRS 3 does not allow for reclassification of goodwill recognized before the first time application of IFRS 3 even if the provisions for capitalizing an intangible asset would have been met under the revised IAS 38. Therefore the goodwill recognized from the acquisition of Schenectady International Inc. under IFRS has not been reclassified as a n intangible asset.

Under U.S. GAAP, the carrying values of goodwill were as follows:

	At December 31,

	2004	2003

Carrying value under IFRS (see Note 5)	91,962	93,315
Goodwill acquired before the year 1995	1,116	1,680
Differences from foreign currency translation	(4,646)	(3,931)
Accumulated amortization under IFRS	33,360	33,360
Customer related intangibles at acquisition cost	(43,103)	(43,103)
Goodwill disposed of	(813)	0

Carrying value under U.S. GAAP	77,876	81,321

The changes in the carrying value of goodwill for the years ended December 31, 2004 and 2003, respectively, were as follows:

	Pharma-
	ceuticals	Chemicals	Total

Balance as of January 1, 2003	9,113	74,672	83,805
Goodwill acquired during the year	0	3,116	3,116
Translation adjustments	(2,055)	(3,545)	(5,600)

Balance as of December 31, 2003	7,078	74,243	81,321
Goodwill acquired during the year	0	119	119
Goodwill disposed of	0	(1,377)	(1,377)
Translation adjustments	111	(2,298)	(2,187)

Balance as of December 31, 2004	7,189	70,687	77,876

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

b)	Intangible assets other than goodwill

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

As required by SFAS No. 142, the Company has reassessed the useful lives and residual values of all recognized intangible assets and there were no indications of impairments in relation to these assets.

As described in (a) Goodwill above, in 2003 the Company acquired assets from Schenectady International Inc. For IFRS purposes, € 43.1 million were reclassified to customer related intangibles under U.S. GAAP in 2003.

Under U.S. GAAP, the carrying values of intangible assets other than goodwill were as follows:

	At December 31,

	2004	2003

Carrying value under IFRS (see Note 5)	145,164	136,723
Final book basis (according to EITF 98-11)	5,382	8,588
Customer related intangibles at acquisition cost	43,103	43,103
Amortization on customer related intangibles	(5,968)	(1,657)
Translation adjustments	(1,624)	(1,814)

Carrying value under U.S. GAAP	186,057	184,943

c)	Capitalization of interest on property, plant & equipment

In accordance with IAS 23, “Borrowing Costs”, interest costs may be recognized as an expense in the period in which they are incurred. Under SFAS No. 34, “Capitalization of Interest Cost”, interest costs incurred must be capitalized on qualifying assets.

Under U.S. GAAP, the carrying values of property, plant and equipment were as follows:

	At December 31,

	2004	2003

Carrying value under IFRS (see Note 6)	762,974	687,032
Interest costs capitalized	5,743	5,743
Accumulated depreciation of interest costs capitalized	(988)	(857)
Translation adjustments	(62)	(64)

Carrying value under U.S. GAAP	767,667	691,854

d)	Marketable securities

In 2003, the Company reversed the impairment charge in accordance with IAS 39 (revised 2000) relating to its 8.3% investment in GPC Biotech AG, Martinsried, Germany. The impairment charge was taken in 2002 as the fair market value of the security fell below cost for a substantial period. However, in 2003 the share price increased considerably due to the announcement of several positive

Back to Contents

ALTANA AG
 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

results mainly related to two of the company’s research and development projects. The reversal was recorded in financial income, totaling € 7.7 million. In 2004, no such reversals of previously recorded impairment charges were made.

Under SFAS No. 115, ”Accounting for Certain Investments in Debt and Equity Securities”, impairment charges cannot be reversed. Any subsequent increase is recorded in other comprehensive income, net of tax.

e)	Employee incentive plans

Under IFRS compensation expense for options granted under employee incentive plans is measured as the excess of the average cost of treasury shares acquired over the exercise price of the options where such shares are designated to settle stock options. The expense is recognized in income over the applicable vesting period.

In accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees”, FASB Interpretation No. 28, “Accounting for Stock Appreciation Rights and other Variable Stock Option or Award Plans”, and related interpretations, compensation expense for variable options granted under employee incentive plans which are settled in cash (ALTANA Investment Plans), settled in cash or stock at the election of the employee (Management Stock Option Plans 1999 and 2000) or settled in stock (Management Stock Option Plans 2001 to 2004) is measured as the excess of the quoted market value of the shares at each balance sheet date over the exercise price, provided it is probable that performance requirements of the plan will be met. The expense is recognized through the measurement date or the exercise date, if no measurement date, based on the estimated number of shares to be issued.

If compensation expense for stock based compensation under the Management Stock Option Plans 2001 to 2004 had been based upon the fair value at the grant date, consistent with the methodology described under SFAS No. 123, “Accounting for Stock Based Compensation”, the Company’s net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	2004	2003	2002

U. S. GAAP net income
As reported	384,631	336,659	337,743
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects of € 380 (2003: 380; 2002: (317))	0	3,444	(2,468)

Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects of € 1,769 (2003: € 2,293; 2002: 1,682)	(18,084)	(21,881)	(14,980)

Pro forma	366,547	318,222	320,295

Basic U.S. GAAP earnings per share
As reported	2.83	2.47	2.47
Pro forma	2.70	2.33	2.34
Diluted U.S. GAAP earnings per share
As reported	2.83	2.47	2.46
Pro forma	2.70	2.33	2.33

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

The fair value of the stock options issued in conjunction with the Management Stock Option Plans (2001 to 2004) at the date of grant was estimated using the Black Scholes / Binominal option pricing model based on the following assumptions:

	Management	Management		Key	Management
	Stock option	Stock option	Executive	Management	Stock option
	plan	plan	option plan	option plan	plan

	2004	2003	2002	2002	2001

Expected dividend yield	1.7%	1.5%	1.3%	1.3%	1.68%
Expected volatility	35%	35%	42.41%	42.12%	37.5%
Risk-free interest rate	3.5%	3.5%	4.5%	4.5%	4.5%
Expected lives (in years)	4	3.5	10	10	5
Correlation ALTANA share and benchmark index	35%	–	–	–	–
Fair value per option (in € )	11.53	14.84	27.00	25.84	16.72

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

Additionally SFAS No. 87 requires that an additional minimum liability be recorded if the accumulated benefit obligation exceeds the fair value of plan assets. The liability recognized should at least be equal to the unfunded accumulated benefit obligation. Recognition is also required if an unfunded accumulated benefit obligation exists and the liability recognized as unfunded accrued pension cost is less than the unfunded accumulated benefit obligation. Under IFRS no provisions regarding the recognition of additional minimum liability exist.

The reconciling item relates to the different effective dates for use of the corridor approach under IFRS and U.S. GAAP and the recognition of the additional minimum liability under U.S. GAAP and were as follows:

	At December 31,

	2004	2003

Provision under IFRS (see Note 14)	263,768	254,670
Different effective dates for application of corridor approach	3,458	4,456
Additional minimum liability	(4,601)	(2,070)
Translation adjustments	29	0

Carrying value under U.S. GAAP	262,654	257,056

g)	Voluntary termination benefits

Under IFRS, any plan incentive for voluntary termination benefits is recorded in its entirety based on the number of employees expected to participate in the plan.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

Under U.S. GAAP, the obligation for voluntary termination benefits is first recognized when the employee accepts the offer. The total costs of the benefits are accrued on a straight-line basis over the remaining service period, which for ALTANA ranges from zero to 60 months.

h)	Other accruals

In accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”, an accrual should be recognized when an enterprise has a present obligation as a result of a past event, it is more likely than not that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Under SFAS No. 5, “Accounting for Contingencies”, an estimated loss from a loss contingency must be accrued if the contingency is probable and can be reasonably estimated. SFAS No. 5 uses the term “probable” to describe a future event in which the outcome is likely to occur. Accordingly, the timing of recording accruals may differ between IFRS and U.S. GAAP.

The effect on net income in the amount of € 5.1 million in 2002 mainly results from a payment by German pharmaceutical manufacturers to the German national health care system in 2002 which had been accrued under IFRS in 2001. The effect on net income in 2003 of € 1.3 million mainly related to accruals for seniority premiums as well as several legal and litigation claims. In 2004, again legal and litigation claims were the main cause for the effect of € 0.5 million on net income.

The difference between the IFRS balance for accrued liabilities and other accruals under U.S. GAAP was as follows:

	At December 31,

	2004	2003

Balance under IFRS (see Note 15)	243,296	212,885
Cumulative differences between IFRS and U.S. GAAP	250	(722)

Balance under U.S. GAAP	243,546	212,163

The cumulative difference between IFRS and U.S. GAAP at December 31, 2003 mainly related to contract termination costs (€ (0.4) million) and to litigation claims (€ (0.2) million). Under U.S. GAAP, the liability for contract termination costs was reduced to comply with SFAS 146, which requires a reduction in the liability for rent payments owed by the amount for rent payments under subleases that could reasonably be obtained. In 2004, this adjustment was reversed due to the final termination of the contract. The reduction of the accrual for litigation claims resulted from the reversal of the accrual for U.S. GAAP, since an unfavorable outcome was considered more likely than not for IFRS but not probable under U.S. GAAP.

In 2004, the amount of € 0.3 million mainly related to litigation claims.

i)	Revenue recognition

The Company has entered into various license and supply agreements under which it receives fixed up-front payments. The Company receives separate payments for the delivery of products under these agreements.

In accordance with IAS 18, “Revenue”, such up-front payments received in connection with licensing agreements are recognized immediately if the payments are not refundable and unconditional and when no significant uncertainty as to their collectibility exits. If such payments are conditional on future events, recognition of revenue is deferred until the future events occur.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

Under U.S. GAAP, up-front payments and other similar non-refundable payments received which relate to the sale or licensing of products or technology are reported as deferred income and recognized as other income over the related period of collaboration on a straight-line basis.

j)	Hyperinflation accounting

Under both IAS 29, “Financial Reporting in Hyperinflationary Economies”, and SFAS No. 52, “Foreign Currency Translation”, an economy is considered hyperinflationary if cumulative inflation exceeds 100% over the most recent three-year period. Based on these criteria, Mexico was no longer considered hyperinflationary for the years beginning January 1, 1998.

For U.S. GAAP purposes, however, inflationary accounting was extended until January 1, 1999, because the AICPA International Practices Task Force concluded that although Mexico’s three-year cumulative inflation rate as of April 30, 1998 had dropped below 100% (93%), there was no sufficient evidence that this decline was other than temporary. The adjustment reflects this extension.

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

The law implementing the German federal government’s protocol declaration on the legislative conference committee’s recommendation on the Tax Preference Reduction Act (KORB II) was enacted on December 22, 2003. This law introduces restrictions on the extent to which expense deductions can be set against gains on the disposal of shareholdings in domestic and foreign corporations. A similar existing rule affecting foreign dividends has now been extended to cover domestic dividends. In the future, five percent of gains on the disposal of shareholdings and five percent of domestic and foreign dividends are deemed to be non-deductible tax expenses, and are thus subject to both the corporate tax and the trade tax.

As a result of this change of law, the method of calculating deferred taxes on temporary differences related to domestic and foreign shareholdings has changed. For U.S. GAAP, a reconciling item has been recorded as required by SFAS 109 to recognize deferred tax liabilities for the undistributed earnings of foreign subsidiaries which are not essentially permanent in duration.

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

Similarly a deferred tax liability has been recorded for all undistributed earnings of domestic subsidiaries, where applicable. Under IAS 12 deferred tax liabilities are not recognized when the Company is able to control the timing of the undistributed earnings of these subsidiaries and it is not probable that such distribution of earnings will be made in the foreseeable future.

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

In accordance with IAS 12, a deferred tax asset or liability is not recognized for temporary differences that arise from the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting profit nor taxable profit. As discussed in (b) above, EITF 98-11 determines that the principle outlined in SFAS No. 109 should be used to record the deferred tax asset or liability which arises in a transaction which is not a business combination.

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

The above differences between IFRS and U.S. GAAP accounting for income taxes are summarized as follows:

	Shareholders’ equity		Income statement
	At December 31,		For the years ended

	2004	2003	2004	2003	2002

Outside basis differences	(4,893)	(6,862)	1,968	(6,862)	0
Deferred taxes related to revaluation surplus	(1,022)	(1,313)	149	115	(353)
Deferred taxes arising upon initial recognition of an asset or liability	(5,382)	(8,588)	3,206	1,117	926
Income taxes paid on intercompany profits	(1,749)	(2,082)	332	(2,492)	(907)

	(13,046)	(18,845)	5,655	(8,122)	(334)

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

In accordance with IFRS, all deferred tax assets and liabilities are classified as non-current. Under U.S. GAAP, deferred tax assets and liabilities would be classified as current or non-current based on the classification for financial reporting of the related asset or liability. At December 31, 2004 and 2003, deferred tax assets and liabilities for U.S. GAAP were as follows:

	At December 31,

	2004	2003

Deferred tax assets – current	33,781	44,228
Deferred tax assets – non-current	14,626	20,463
Deferred tax liabilities – current	(7,615)	(7,409)
Deferred tax liabilities – non-current	(18,110)	(31,036)

(34)	Additional U.S. GAAP disclosures

Accounting for joint ventures

The Company accounts for its investments in joint ventures using the pro rata consolidation method in accordance with IAS 31, “Financial Reporting of Interests in Joint Ventures”. Under U.S. GAAP, all investments in which the Company exercises significant influence, but does not exercise control, must be accounted for using the equity method. The differences in accounting between the proportional consolidation method and the equity method did not have an impact on shareholders’ equity or net income. The following table summarizes the proportional effect of all such entities accounted for under the pro rata consolidation method.

	At December 31,

	2004	2003

Balance sheet information
Fixed assets	2,695	2,964
Other assets	12,031	11,843

Total assets	14,726	14,807

Shareholders’ equity	12,695	13,078
Accrued liabilities	1,506	1,126
Liabilities	525	603

Total liabilities and shareholders’ equity	14,726	14,807

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

	For the years ended December 31,

	2004	2003	2002

Income statement information
Net sales	21,135	21,225	17,650
Operating income	12,454	13,332	9,620
Net income	10,438	12,171	9,109

Cash flow statement information
Net cash flow used in operating activities	10,088	12,216	1,625
Net cash flow used in investing activities	(239)	(193)	(4)
Net cash flow used in financing activities	(11,049)	0	0

Consolidated cash flow statements

Consolidated statements of cash flows of the group are prepared in accordance with IAS 7, “Cash Flow Statements”. As permitted by the U.S. Securities and Exchange Commission in Regulation S-X, no reconciliation to U.S. GAAP has been performed.

Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”, requires the disclosure of changes in shareholders’ equity that do not result from transactions with shareholders (comprehensive income). Comprehensive income includes the following items:

	For the years ended December 31,

	2004	2003	2002

Net income under U.S. GAAP	384,631	336,659	337,743
Net unrealized gains/losses on available-for-sale securities and impact of derivatives net of tax of € 3,051, € 3,686 and € (682) in 2004, 2003 and 2002, respectively	10,468	33,932	(8,219)
Excess of additional minimum liability over prior service cost, net of tax of € 1,794	(1,545)	(1,262)	0
Foreign currency translation adjustments	(11,298)	(46,887)	(85,598)
Other comprehensive expense, net of tax	(2,375)	(14,217)	(93,817)

Comprehensive income, net of tax	382,256	322,442	243,926

Back to Contents

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
(amounts in € thousands, unless otherwise stated)

Accumulated balances of other comprehensive income were as follows:

		Additional		Foreign	Other
	Marketable	minimum		currency	comprehensive
	securities	liability	Derivatives	translation	income (loss)

Balance at January 1, 2002	(6,227)	0	0	(208)	(6,435)
Reclassification to net income, net of tax	20,990	0	0	0	20,990
Net unrealized losses, net of tax	(29,209)	0	0	(85,598)	(114,807)

Balance at December 31, 2003	(14,446)	0	0	(85,806)	(100,252)
Reclassification to net income, net of tax	14,403	0	15,257	0	29,660
Net unrealized gains (losses), net of tax	5,428	(1,262)	(1,156)	(46,887)	(43,877)

Balance at December 31, 2003	5,385	(1,262)	14,101	(132,693)	(114,469)
Reclassification to net income, net of tax	7,638	0	2,628	0	10,266
Net unrealized gains (losses), net of tax	(600)	(1,545)	802	(11,298)	(12,641)

Balance at December 31, 2004	12,423	(2,807)	17,531	(143,991)	(116,844)

Tax effect	(117)	1,794	(11,208)	0	(9,531)

All of the unrealized losses from cash flow hedges are likely to be recognized in income within the next 24 months and therefore will be reclassified from other comprehensive income to earnings.

New U.S. accounting pronouncements

In December 2004, the FASB issued revised SFAS No. 123, “Share based payments”. The revised SFAS 123 requires that the compensation cost relating to share based payments be recognized in the financial statements. The compensation is measured based on the fair value of the equity or liability instrument issued. The revised statement eliminates the alternative to continue accounting for share-based payments in accordance with APB 25, which measures compensation cost at its intrinsic value. The revised SFAS 123 shall be applied as of the first interim or annual periods beginning after June 15, 2005, however early application is possible. The Company is currently evaluating the effect on its financial statements.

The FASB issued new rules on the measurement of inventories with the publication of SFAS 151 “Inventory Cost, an Amendment of ARB No. 43, Chapter 4” (“SFAS 151”) in November 2004. This standard clarifies the existing requirements in ARB No. 43 by adopting language similar to that used in IAS 2 “Inventory”. This standard is effective for inventory costs incurred during fiscal years beginning after June 15, 2003. The adoption will not have an impact on the Company’s financial positions or results of operations.

In December 2004, the FASB issued SFAS No. 153 “Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29” (“SFAS 153”), which requires measurement at fair value of exchanges of non-monetary assets. Measurement at fair value is required when the cash flow projections of the reporting entity are influenced by the transaction in question. The application of this standard is mandatory for fiscal years beginning after June 15, 2005. The Company is currently evaluating the impact this statement will have on its assets or results of operations.