Form 20-F
period 2005-12-31
ALTANA    AKTIENGESELLSCHAFT
filed 2006-03-30
CIK 1182802

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to
Commission file number:
ALTANA Aktiengesellschaft
(Exact Name of Registrant as Specified in Its Charter)
Federal Republic of Germany
(Jurisdiction of Incorporation or Organization)
Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of Principal Executive Offices)
          Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange

Title of each class	on which registered

American Depositary Shares, each representing 1 Ordinary Share, no par value	New York Stock Exchange
Ordinary Shares, no par value*	New York Stock Exchange

*	Listed, not for trading or quotation purposes, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
      The number of issued and outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2005 was 135,760,592 no par value.
      Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒      No ☐
      If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐      No ☒
      Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒      No ☐
      Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one).
Large Accelerated Filer ☒      Accelerated Filer ☐      Non-Accelerated Filer ☐
      Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐      Item 18 ☒

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
ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE
      Not applicable.

ITEM 3: KEY INFORMATION
Selected Consolidated Financial Data
      The selected consolidated financial data as of and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 set forth below are derived from our consolidated financial statements.
      We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS). IFRS differ in certain significant respects from U.S. Generally Accepted Accounting Principles (U.S. GAAP). For a description of the significant differences between IFRS and U.S. GAAP and a reconciliation of net income and shareholders’ equity to U.S. GAAP, see Notes 32 and 33 to our consolidated financial statements.
      You should read the information below in conjunction with our consolidated financial statements and the other financial information that we have included elsewhere in this annual report. For our consolidated financial statements as of and for each of the three years ended December 31, 2005, see the discussion beginning on page F-1.

Selected Consolidated Financial Data as of and for the Five Years Ended December 31, 2005
      The following table presents selected consolidated financial information as of and for the five years ended December 31, 2005:

	As of and for the year ended December 31,(1)
	2001	2002	2003		2004		2005

	(€ in millions, except per share/ADS amounts)
Selected income statement data
Amounts in accordance with IFRS
Net sales	2,308	2,609	2,735		2,963		3,272
Gross profit	1,414	1,681	1,787	(2)	1,947	(2)	2,184
Research and development expenses	(285)	(369)	(413	)(2)	(448	)(2)	(465)
Operating income	520 (3)	538	558	(2)	604	(2)	676
Financial income	24	(12)	10	(2)	7		8
Income before taxes	544	527	568	(2)	611	(2)	684
Net income	328	324	333	(2)	379	(2)	438

Weighted average number of shares outstanding during period (in millions)	137.5	136.6	136.3		135.9		135.6
Basic earnings per share/ADS(4)	2.38	2.37	2.44	(2)	2.78	(2)	3.23
Diluted earnings per share/ADS(5)	2.37	2.36	2.44	(2)	2.78	(2)	3.23
Dividends per share/ADS(6)	0.60 (7)	0.75	0.83		0.95		1.10 (8)
Amounts in accordance with U.S. GAAP
Net income	314	338	337		385		428
Basic earnings per share/ADS(4)	2.28	2.47	2.47		2.83		3.16
Diluted earnings per share/ADS(5)	2.26	2.46	2.47		2.83		3.16
Selected balance sheet data
Amounts in accordance with IFRS
Property, plant & equipment	579	610	687		763		1,048
Cash & cash equivalents and marketable securities	552	584	580		580		604
Total assets	2,127	2,269	2,532	(2)	2,706	(2)	3,633
Debt	127	117	96		58	(2)	389
Total liabilities	426	448	527		471	(2)	885
Total provisions	522	563	553	(2)	585	(2)	734
Total shareholders’ equity	1,170	1,250	1,452	(2)	1,650	(2)	2,014
Number of shares outstanding at period end (in millions)	137.2	136.5	136.3		135.3		135.8
Amounts in accordance with U.S. GAAP
Total shareholders’ equity	1,159	1,261	1,470		1,683		2,048
Selected cash flow statement data
Amounts in accordance with IFRS
Net cash flow provided by operating activities	309	442	425		427		645
Net cash flow used in investing activities	(113)	(204)	(298)		(192)		(637)
Net cash flow used in financing activities	(116)	(154)	(152)		(201)		130

(1)	Columns may not add due to rounding.

(2)	2003 and 2004 figures have been adjusted to reflect the retroactive application of IFRS 2, revised IAS 1, an amendment to IAS 19 and IAS 39. For further details regarding these accounting standards see Notes 2 and 32 to our consolidated financial statements as of and for the year ended December 31, 2005. No adjustments have been made to our 2001 and 2002 consolidated financial statements.

(3)	Includes a one-time gain in the amount of € 110 million resulting from the sale of our interest in a joint venture and a special donation of € 15 million to a charitable endowment.

(4)	Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the relevant period. As from December 31, 2003, the weighted average number of shares includes shares issuable in connection with the legal proceedings surrounding Deutsch-Atlantische Telegraphen AG (“DAT”). See “Item 4: Information on the Company — Legal Proceedings” for more information on these proceedings.

(5)	Diluted earnings per share is computed by dividing net income by the sum total of the weighted average number of shares outstanding during the relevant period, adjusted for shares issuable upon the exercise of options under stock option plans and, for years ended on or before December 31, 2002, shares issuable in connection with the DAT litigation.

(6)	Dividends are presented in the column of the year in respect of which they are declared. Dividends are paid in the year following the year in respect of which they are declared.

(7)	Does not include a one-time bonus dividend in the amount of € 0.10 per share.

(8)	Management proposal to be submitted to our shareholders for approval at the annual general meeting to be held on May 2, 2006.

Dividends
      The following table sets forth the dividends per share paid in respect of each of the five years in the period ended December 31, 2005 in euro and U.S. dollars. We declare dividends in euro. For purposes of the table below, we have converted the amounts paid as dividends into U.S. dollars using the noon buying rate on the date of the shareholders’ meeting at which the relevant dividends were approved. The table does not reflect the related tax credits that were available to German taxpayers in respect of dividend payments prior to 2002. Owners of our shares who are U.S. residents should be aware that they will be subject to German withholding tax on any dividends that they receive. See “Item 10: Additional Information — Taxation”.

Year ended December 31,	Dividend per share

	(€)	($)
2001(1)	0.60	0.54
2002	0.75	0.85
2003	0.83	1.00
2004	0.95	1.23
2005	1.10(2)	—

(1)	Does not include a one-time bonus dividend in the amount of € 0.10 per share.

(2)	Management proposal to be submitted to our shareholders for approval at the annual general meeting to be held on May 2, 2006.
      Both net income distributable as dividends and net income subject to German tax are determined on the basis of the stand-alone unconsolidated financial statements of our holding company, ALTANA Aktiengesellschaft, prepared in accordance with German GAAP. German GAAP differ in a number of important respects from both IFRS and U.S. GAAP. In 2005, our holding company’s net income calculated on an unconsolidated basis in accordance with German GAAP was € 217 million, compared with € 164 million in 2004 and €  276 million in 2003.
Exchange Rate Information
      We publish our consolidated financial statements in euro. As used in this annual report, “euro”, “EUR” or “€ ” means the single unified currency of the European Monetary Union. “U.S. dollar”, “USD”, “U.S.$” or “$” means the lawful currency of the United States of America. As used in this annual report, the term “noon buying rate” refers to the exchange rate for euro, expressed in U.S. dollars per euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in the city of New York for cable transfers in foreign currencies.
      To enable you to ascertain how the trends in our financial results would have appeared had they been expressed in U.S. dollars, the table below shows the average noon buying rates for U.S. dollars per euro for the five years ended December 31, 2005. The averages set forth in the table below have been computed using the noon buying rate on the last business day of each month during the periods indicated.

Year ended December 31,	Average

2001	0.8909
2002	0.9495
2003	1.1411
2004	1.2478
2005	1.2400

      The following table shows the noon buying rates for U.S. dollars per euro for the six months ended March 31, 2006:

Month	High	Low

October 2005	1.2148	1.1914
November 2005	1.2067	1.1667
December 2005	1.2041	1.1699
January 2006	1.2287	1.1980
February 2006	1.2100	1.1860
      On March 20, 2006, the noon buying rate was $1.2168 per €  1.00.
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
      A substantial portion of our assets, liabilities, revenues and expenses are denominated in currencies other than the euro. Accordingly, fluctuations in the value of the euro relative to other currencies have had a significant effect on the translation into euro of our non-euro assets, liabilities, revenues and expenses, and may continue to do so in the future. For further information on the impact of fluctuations in exchange rates on our operations, see “— Risk Factors — Risks Related to each of our Businesses” and “Item 11: Quantitative and Qualitative Disclosures About Market Risk.”
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
      We operate in the pharmaceuticals and the specialty chemicals industries, both of which are highly competitive and are characterized by intensive research and development efforts and rapid technological change. Our success is highly dependent on our ability to discover, develop and manufacture new and innovative products on a cost-effective basis and to market them successfully. In doing so, we face and will continue to face intense competition from a variety of competitors, ranging from small niche companies to large national and international conglomerates. Based on total assets and annual revenues, we are significantly smaller than many of our competitors, which often have substantially greater financial, R&D and sales and marketing resources than we do. In addition, we may have fewer drug candidates in our pipeline than our larger competitors. As a result, our competitors may succeed in developing and manufacturing products that are superior to our own products or that the market perceives to be more attractive. If this happens, our products may become uncompetitive and we may be unable to capture additional market share or may lose market share. In light of the ongoing consolidation of the industries in which we operate, we expect that the competitive pressures to which we are subject will increase in the future.

We operate in many different countries around the world. As a result, fluctuations in the exchange rates between the euro and other currencies could adversely affect our results of operations and reduce our ability to price our products competitively.
      Due to the international scope of our operations, our net sales and net income may be affected by fluctuations in exchange rates, particularly between the euro and the U.S. dollar. An increasing portion of our sales is made in markets outside the euro zone by our local subsidiaries or through distribution arrangements. As a result, fluctuations between the euro and the currencies in these markets may cause our reported revenues to vary significantly from period to period. For example, the devaluation of the U.S. dollar against the euro that in 2003 and 2004 had a negative impact on our net sales, especially our reported sales of Pantoprazole, which is currently our most important product, in the United States. Although the effect of this devaluation was in part offset by the appreciation of the U.S. dollar against the euro in the course of 2005, there can be no assurance that the U.S. dollar will not depreciate further in the future. At the same time, a substantial proportion of our operating costs continues to be linked to the euro. Accordingly, exchange rate fluctuations have affected our profitability, and they may continue to do so in the future.
      You should note that in the past each of our subsidiaries was responsible for managing its own foreign exchange rate exposure. In 2003, we introduced a uniform hedging strategy for our main currency exposures, especially our exposure to the U.S. dollar and currencies linked to the U.S. dollar, by expanding the time frame for our hedging transactions and the range of instruments that we use in structuring them. We believe that this revised strategy has assisted us in better forecasting our operating results and in limiting our exposure to volatile exchange rates. Nevertheless, fluctuations in the exchange rates between the euro and other currencies, particularly the U.S. dollar, may continue to influence our revenues and profitability.
      In addition to influencing our reported net sales and net income, exchange rate fluctuations may also impact our competitive position in countries whose currencies fluctuate against the euro. In 2004, the strengthening of the euro relative to the U.S. dollar benefited our U.S.-based competitors, including in respect of their activities in the euro zone, and reduced our own pricing flexibility, which adversely affected the reported revenues and profitability of each of our segments. While the euro weakened relative to the U.S. dollar in 2005, it remained relatively strong, and any further strengthening would reinforce this adverse effect on our revenue and profitability.
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
      Our ability to remain competitive and to capture additional market share, particularly with respect to our pharmaceuticals segment, depends in part on our ability to obtain and defend patents, trademarks and other forms of intellectual property protection for our products, and on our development and manufacturing processes and our know-how. While we intend to prosecute patents vigorously, the process of obtaining patents is lengthy and expensive. There can be no assurance that patents will be granted in connection with any of our currently pending or future applications or that such patents will be valid and of sufficient scope and strength to provide us with meaningful legal protection or any commercial advantage. In 2004, generic drug companies filed Abbreviated New Drug Applications (“ANDAs”) with the U.S. Food and Drug Administration (“FDA”) in the United States challenging our Pantoprazole substance patent with a view to manufacturing and distributing generic versions of Pantoprazole. In response to one of these challenges, we filed a patent infringement suit in May 2004 in the U.S. District Court for the District of New Jersey. Several companies have also filed ANDAs challenging our Pantoprazole oral formulation patent. Because Pantoprazole enjoys protection in the United States under our substance patent until 2010 (and our oral formulation patent is therefore irrelevant for the time being), we have decided not to take any immediate action with regard to these ANDAs. However, in 2005, one of the challengers of our Pantoprazole oral formulation patent, amended its ANDA to include a paragraph IV certification relating to our Pantoprazole substance patent and in addition filed an ANDA regarding our Pantoprazole intravenous (“IV”) formulation patent. As a result, we filed complaints in the U.S. Federal District Court for the District of New Jersey. In these complaints, we claim that this competitor is infringing our substance patent, but consistent with our approach to the other attacks on our oral formulation patents, do not claim that our IV formulation patent has been infringed. While we believe that our U.S. patents relating to Pantoprazole are valid and enforceable and of sufficient scope and strength to prevent the entities that have made the filings and any other third party from manufacturing and distributing Pantoprazole-based generics at this time, there can be no assurance that we will be successful in defending our patents. For more information, see “Item 4: Information on the Company — Pharmaceuticals — Intellectual Property” and “Item 4: Information on the Company — Legal Proceedings”.
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
Risks Related to our Pharmaceuticals Business
Because we depend on the sale of a limited number of key products to generate a substantial portion of our revenues, factors adversely affecting the sale of these products could materially harm our revenues and results of operations.
      Like other companies in the pharmaceuticals industry, our pharmaceuticals division depends on sales of certain key products that account for a substantial portion of its revenues. For example, in 2005, our net sales of Pantoprazole, a proton pump inhibitor (“PPI”) that we offer for the treatment of ulcers and reflux disease, accounted for 57.6% of the net sales of our pharmaceuticals division, or 41.6% of our overall revenues. Pantoprazole has been a key revenue driver of our pharmaceuticals division for several years, and we expect that it will continue to account for a substantial portion of our revenues in future periods. Despite the launch of Ciclesonide under the brand name Alvesco® in 2005, we expect to continue to depend on a limited number of key products for the foreseeable future, particularly following the termination of our collaboration with Pfizer, Inc. (“Pfizer”) and the withdrawal of our European Marketing Authorization Application (“MAA”) for Roflumilast, a drug we are continuing to develop and intend to market under the brand name Daxas®. As a result of our dependence on key products, particularly Pantoprazole, factors adversely affecting the sale of any of these products could materially adversely affect our revenues and results of operations. These factors include:

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
      In addition, Pantoprazole and other branded PPIs face competition from generic PPIs, in particular generic PPIs based on a substance called Omeprazole. A variety of companies are marketing Omeprazole-based generics in Europe and the United States at prices that tend to be significantly lower than the price of Pantoprazole and other branded PPIs. Further competition may result from the launch of generic PPIs based on substances other than Omeprazole once the relevant patents have expired. Pantoprazole also competes with over-the-counter (“OTC”) PPIs. Unlike Pantoprazole, these PPIs are available to patients without a prescription. Various Omeprazole-based OTC PPIs have been launched in the United States and several European countries and are being marketed with increasing success. While generic and OTC PPIs have so far had a limited impact on the market for branded PPIs, including Pantoprazole, in Europe, we are experiencing stronger pricing pressure in the U.S. market with respect to Pantoprazole.
      From Pantoprazole’s introduction in 2000 until the fall of 2004, the drug’s market share in the United States grew, with temporary interruptions. However, in 2005 as a result of factors including those described above, Pantoprazole’s share of PPI prescriptions stabilized. Given the increasing competition from generic and OTC PPIs, there can be no assurance that Pantoprazole’s market share, prescription rates and net sales contribution will remain at their current levels in future periods.
      Following the expiration of our Pantoprazole substance patent in most European countries, as extended by supplementary protection certificates, and the United States in 2009 and 2010, respectively, we expect our Pantoprazole sales to decrease substantially.
We depend on Wyeth, Inc. (“Wyeth”) for the marketing and distribution of Pantoprazole in the United States. If Wyeth were to devote insufficient resources to the marketing of Pantoprazole or if we were to lose Wyeth as a partner, our sales of Pantoprazole would be adversely affected.
      Until June 2003, we marketed Pantoprazole in the United States exclusively through Wyeth Pharmaceuticals, the pharmaceuticals division of Wyeth. Since July 2003, our own dedicated sales force for the U.S. market has been co-promoting Pantoprazole alongside Wyeth. While this arrangement has afforded us greater influence with respect to the marketing of Pantoprazole in the United States, the revenues that we derive from this drug in the U.S. market continue to materially depend on the resources that Wyeth devotes to the marketing of this therapeutic. While our distribution arrangement with Wyeth requires Wyeth to use commercially reasonable efforts to sell Pantoprazole, there can be no assurance that Wyeth’s marketing efforts will continue to be successful. In addition, Wyeth is entitled to terminate its distribution agreement with us under certain circumstances, including when a third party commences legal action against Wyeth alleging patent infringement, as well as without cause upon one year’s prior written notice. If Wyeth terminates the contract for reasons other than because we become insolvent or commit a material breach of the agreement, it is required to transfer all of its rights pertaining to Pantoprazole and to products based on this substance, including any regulatory approvals that it has obtained, to us. See “Item 10: Additional Information — Material Contracts” for a summary of the terms of our agreement with Wyeth. If we were to lose Wyeth as a distribution partner, we would be forced to find a suitable replacement. If we experience delays in finding such a replacement, our ability to sell Pantoprazole in the United States, which accounts for a substantial portion of our Pantoprazole sales worldwide, would suffer, and, accordingly, our results of operations would be adversely affected.
Due to the inherent unpredictability of the process underlying the development of new pharmaceuticals, there can be no assurance that we will be able to successfully and timely launch new drugs and other pharmaceutical products.
      A critical element of our future success is the successful and timely commercial launch of new products. To this end, we devote substantial resources to research and development and have a number of promising candidates for new therapeutics in our pipeline, including a potential next-generation drug for indications similar to those of Pantoprazole and several candidates for the treatment of asthma and chronic obstructive pulmonary diseases (“COPD”). Because of the complexities and uncertainties associated with pharmaceutical research, however, we cannot be certain that any of these drug candidates will survive the development process and ultimately obtain the regulatory approvals needed in order to be launched commercially. Even if the initial results of the development of a drug candidate are positive, adverse or otherwise unsatisfactory results remain possible at any time. For example, in the case of Roflumilast we decided in 2005 to withdraw our MAA after consulting with the European Medicines Agency (“EMEA”) because the clinical record we had established at the time was less compelling than we had expected.
We may be unable to continue our expansion into the U.S. market, or our expansion may be delayed, each of which would limit our growth opportunities.
      A key element of the growth strategy of our pharmaceuticals division is our plan to expand into the United States. The United States is the biggest pharmaceuticals market in the world and offers the greatest growth opportunities for our business. We plan to continue our expansion into the U.S. market with the assistance of experienced co-promotion partners and by exploiting the launch of Ciclesonide, which is aimed at the treatment of respiratory indications, to gradually expand our own sales and marketing organization for innovative therapeutics in the United States. This sales and marketing organization operates separately from our existing U.S. operations for facial topics and certain other types of pharmaceuticals. While we made progress in this area in 2005, if Ciclesonide fails to make it to the U.S. market or to generate sufficient demand in the United States, or if we were to lose our co-promotion partner for this drug and were unable to find a suitable replacement or experience delays in finding a replacement, we may be unable to continue our expansion in the U.S. market or may experience delays in doing so. For example, in 2002, we entered into an agreement with Pharmacia Corporation, which subsequently was acquired by Pfizer, to co-develop and market Roflumilast in the United States, which would have enabled us to further expand our U.S. sales and marketing organization. However, we mutually agreed in 2005 to terminate this agreement and, accordingly, will not be able to collaborate with Pfizer in establishing a sales and marketing organization in regard to this product. If we do not succeed in securing a strategic position in this or other international markets, the growth of our business may be adversely affected. In addition, we may be unable to recover investments that we have already made in these markets.

Because our business is subject to extensive governmental regulation, including price controls, our ability to market our products is subject to administrative constraints over which we have only limited influence.
      The development, manufacture and marketing of pharmaceuticals are subject to extensive governmental regulation. Regulatory approval is required in each jurisdiction in which we operate before any dosage form of any new pharmaceutical, including an off-patent equivalent of a previously approved pharmaceutical, may be marketed in that jurisdiction. The process for obtaining governmental approval to market pharmaceuticals is rigorous, time-consuming and costly, and it is impossible to predict the extent to which this process may be affected by legislative and regulatory developments. We currently have several projects in various stages of the approval process in the United States, the European Union and Japan. If we fail to obtain, or experience delays in obtaining, regulatory clearance to market new pharmaceuticals or existing pharmaceuticals for new indications or if we experience any other regulatory impediments, our results of operations may be adversely affected. Even after a pharmaceutical has been approved, it may be subject to regulatory action based on newly discovered facts concerning its safety or efficacy. Any such regulatory action may adversely affect the marketing of our pharmaceutical products, require changes to their labeling or even force us to withdraw them from the market altogether.
      In addition to the need for obtaining regulatory approval to market new products, we are subject to price controls imposed by local governments and health care providers and in some markets need to obtain special approval before patients are entitled to be reimbursed for purchasing our products. The existence of price controls can limit the revenues that we earn from our products and thus could also have an adverse effect on our results of operations. The way in which price controls operate varies by country and can cause substantial disparities in the price levels prevailing in different markets. Many governments and private medical care providers, such as Health Maintenance Organizations (“HMOs”) and social security organizations, have introduced or are currently in the process of introducing reimbursement schemes that favor the replacement of branded pharmaceuticals by cheaper generic pharmaceuticals. Since January 1, 2003, the pharmaceuticals industry in Germany has been required to grant the German public health care insurance companies (which are the main purchasers of drugs in the German health care market) fixed mandatory rebates (Kassenrabatte) for most ethical therapeutics. These rebates, which were increased from 6% in 2003 to 16% in 2004 before again being decreased to 6% in 2005, have, especially in 2004, negatively influenced our pharmaceuticals sales in Germany when compared to a regulatory environment without such mandatory rebates. At present, it is unclear to what extent proposed new legislation, which is aimed at a two-year price moratorium for all drugs paid for by the statutory health care insurance scheme (gesetzliche Krankenversicherung), will impact our sales in Germany in the future. In addition, in 2004, new legislation took effect which provides for the possibility to include patent-protected drugs in the system of statutory fixed reference prices certain classes of active ingredients. Drugs included in the statutory fixed reference price system are not subject to the fixed mandatory rebates. On January 1, 2005, Pantoprazole was included in the statutory fixed reference price system. The association of the German health care insurance providers has included Pantoprazole in a reference price group along with other branded PPIs and cheaper Omeprazole-based generics. In our view, this classification ignores the substantial therapeutic advantages offered by Pantoprazole compared with Omeprazole (for example, the fact that Pantoprazole has less clinically relevant potential for metabolic interaction with other drugs). While we have lowered our prices for Pantoprazole in Germany to match the statutory fixed reference price for this drug so that German patients insured under the statutory health care insurance scheme (gesetzliche Krankenversicherung) and wishing to purchase Pantoprazole do not have to pay more than the amount covered by their respective health insurance policies, we have also filed suit against the association’s decision before the Social Court in Berlin, Germany. However, there can be no assurance that we will prevail in this lawsuit.
      As a result of these developments, we anticipate that German regulations will continue to have a negative impact on our business in Germany. We are also subject to further price regulations in various other countries, particularly in Europe. In the United States, generic substitution statutes, which aim to promote the substitution of original ethical drugs by less expensive generic drugs, have been adopted in virtually all states. In addition, the reform of the Medicare system, which was put in place at the end of 2003, has introduced pharmaceutical coverage for eligible beneficiaries. While demand for pharmaceuticals in the U.S. market could therefore increase significantly, the U.S. government could use its purchasing power to demand discounts from pharmaceuticals companies, thereby creating de facto price controls on prescription drugs. As a result, we expect that we will continue to experience pricing pressures, which could adversely affect our revenues and operating results.
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
      Our continued success will in part depend on our ability to establish new and to maintain existing collaborations, alliances and licensing arrangements with third parties, especially with biotech companies. Collaborations with companies and other entities that have expertise in biotechnology and genetic research are of particular importance to our plans to supplement the existing franchises of our pharmaceuticals business with therapeutics for oncological indications. We may not be able, however, to establish and maintain such collaborations on terms that are acceptable to us or at all. For example, in 2005, we mutually agreed with Pfizer to terminate our collaboration agreement with regard to Roflumilast. Moreover, in view of the ongoing consolidation of the biotech industry, we may experience greater difficulty finding suitable partners in the future, as a number of smaller companies, which would be candidates for collaborations, become part of larger conglomerates that compete with us and that may be unwilling to grant us access to attractive technologies on commercially favorable terms or at all. In addition, we have no control over the amount and timing of resources that our partners devote to our programs. If we are unable to form or maintain alliances or our partners fail to assist us with our R&D efforts, our business may be harmed and our results of operations may be adversely affected.
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
      Raw material costs account for a significant portion of the cost of sales of our chemicals business. The prices and availability of the raw materials that we use in our chemicals business vary with market conditions and can be highly volatile. If we are unable to compensate for increasing raw material prices by achieving cost savings in other areas or to pass such increases on to our customers, or if the prices for our products decrease faster than raw material prices, our profitability may be hurt. Our ability to pass on raw material price increases depends on a variety of factors, including the degree to which we are able to distinguish our products from those of our competitors. In 2005, we continued to experience high raw material prices, especially for oil and oil-related products. We continue to attempt to protect ourselves against these developments by streamlining our production processes, centralizing our procurement efforts and substituting more expensive raw materials for cheaper ones. Nevertheless, we have historically not always been successful in offsetting the impact of rising raw material prices, and there can be no assurance that we will be in the future. Even if we manage to pass on increases in raw material costs to our customers further increases in raw material prices may have an overcompensating effect. Therefore, you should be aware that any movements in the level of the raw material prices that we use in our chemicals business may have a material impact on our business, results of operations and financial condition.
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
      To the extent that we are successful in making acquisitions, we may have to expend substantial amounts of cash, incur debt, assume loss-making divisions and incur other types of expenses. We may also face challenges in successfully integrating acquired companies into our existing organization. For example, in 2005, we acquired ECKART GmbH & Co. KG (the “ECKART Group”). The acquisition of the ECKART Group was significantly larger than the acquisitions we had made previously, and accordingly we may not be as successful in integrating this business as we have been in similar situations in the past. Each of these risks may have an adverse effect on our business, financial condition and results of operations.
Risks Related to Investments in our Company
Because we and our directors and officers are located in Germany, it may be difficult for you to sue these persons in the United States or to enforce judgments by U.S. courts against them.
      We are a corporation organized under the laws of the Federal Republic of Germany, and certain of our directors and executive officers are residents of Germany. In addition, a substantial portion of the assets owned by us and the aforesaid individuals is located outside the United States. As a result, it may be difficult or impossible for you to effect service of process upon us or any of the aforesaid persons within the United States with respect to matters arising under the U.S. federal securities laws or to enforce against us or any of such persons judgments of U.S. courts predicated upon the civil liability provisions of the U.S. federal securities laws. We have been advised by counsel that it is doubtful as to whether original actions of liabilities predicated on the U.S. federal securities laws may be enforced in Germany and that in Germany both recognition and enforcement of court judgments with respect to the civil liability provisions of the

U.S. federal securities laws are solely governed by the provisions of the German Civil Procedure Code (Zivilprozessordnung or ZPO). In some cases, especially when the relevant statutory provisions of German law do not recognize the international jurisdiction of a U.S. court or the judgment conflicts with certain basic principles of German law (for example, the prohibition of punitive damages and limited pre-trial discovery), a U.S. judgment might not be recognized by a German court. Service of process in U.S. proceedings on persons in Germany, however, is regulated by a multilateral treaty guaranteeing service of writs and other legal documents in civil cases if the current address of the defendant is known.

ITEM 4: INFORMATION ON THE COMPANY
Introduction
      We are a globally operating company that develops, manufactures and markets innovative pharmaceutical and chemical products for a range of targeted, highly specialized applications. In 2005, we reported net sales of € 3,272 million, 82% of which were generated outside of our home market Germany, and operating income of €  676 million.
      In each of the last five years, we were able to significantly increase our revenues and operating income, although the growth rate has flattened in recent years. Much of this development has been driven by Pantoprazole, our main therapeutic, which we offer for the treatment of reflux disease as well as gastric and duodenal ulcers, but increasingly also from growth of our chemicals business. We expect further growth of our Pantoprazole sales but, given the market position that Pantoprazole has achieved to date, we expect this growth to slow in the coming years. The following table provides a breakdown of our net sales and shows our operating income for the three years ended December 31, 2005:
Results of Operations

	2003		2004		2005	CAGR(1)

	(€ in millions, except %)					(%)
Net sales
Pharmaceuticals	1,980		2,109		2,365	8.3
Chemicals	755		854		907	6.6

Total	2,735		2,963		3,272	7.8

Operating income	558	(2)	604	(2)	676	7.9
As % of net sales	20.4	(2)	20.4	(2)	20.7

(1)	The Compound Annual Growth Rate (“CAGR”) measures the average annual growth of a line item over the period for which data is shown in the table.

(2)	2003 and 2004 figures have been adjusted to reflect the retroactive application of IFRS 2. For further details see Note 2 to our consolidated financial statements as of and for the year ended December 31, 2005.
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
      In addition, after successfully completing the Mutual Recognition Procedure (“MRP”) in most European countries, we started marketing Ciclesonide, an innovative product for the treatment of asthma, as a metered dose inhaler (“MDI”) device under the brand name Alvesco®. We initially launched this product in two European markets, Germany and the United Kingdom. As of mid-March 2006, we had received regulatory approval for Ciclesonide in 35 countries and had launched it in 17 countries. In October 2004, our collaborative partner in the United States, Sanofi-Aventis S.A. (“Sanofi-Aventis”), received an “approvable letter” for Ciclesonide from the FDA.

      We are also developing Roflumilast, a drug candidate for the treatment of asthma and chronic obstructive pulmonary diseases (“COPD”) which we intend to market under the brand name Daxas®. Following the termination of our cooperation with Pfizer, Inc. (“Pfizer”) and withdrawing our European Marketing Authorization Application (MAA) with respect to Roflumilast in 2005, we are conducting further clinical studies to obtain more data. The submission of a new MAA will be pursued if we view the clinical data obtained in the ongoing clinical trials as sufficiently strong for this purpose.
      In addition to our portfolio of prescription therapeutics, we offer imaging reagents and an assortment of over-the-counter (“OTC”) drugs, which are drugs that are available to patients without prescription.
      Our chemicals division offers a portfolio of innovative high quality specialty chemicals, including additives and measuring instruments, metallic effect pigments and printing inks, coatings and sealing compounds, and electrical insulation coatings for use in a wide range of downstream applications. In light of the highly application-specific nature of the specialty chemicals that we offer, we maintain close contact with our customers and constantly aim to develop, manufacture and market products that respond to their specific requirements. We believe that our customer-oriented approach has enabled us to achieve leading positions in the selected markets that we serve as well as revenue growth and margins above the average of our peers.
      At December 31, 2005, we had operating subsidiaries in over 25 countries, which marketed our products on a worldwide basis. At that date we employed almost 13,300 people, of whom 18% worked in research and development. We believe that our commitment to the international expansion of our business and to R&D will enable us to capture future growth opportunities in the pharmaceuticals and specialty chemicals industries in our various targeted markets.
      We are incorporated as a stock corporation under the laws of the Federal Republic of Germany and began operations as a separate legal entity in 1977 following our spin-off by VARTA AG. The legal name of our company is ALTANA Aktiengesellschaft. Our principal executive offices are located at Am Pilgerrain 15, D-61352 Bad Homburg v.d. Höhe, Germany, and our telephone number is ++49 (0) 6172-1712-0.
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
      We measure our success in creating value by reference to sustained levels of growth in earnings, annual dividends and market capitalization. To focus our efforts on these criteria, we have sought to align the interests of our management and employees with those of our shareholders by implementing stock-based compensation programs. Accordingly, we operate annual stock option plans that are open to our management board, senior executives and other key and high-potential employees. We also offer an annual share ownership plan for those of our employees who are not eligible to participate in our stock option plans. For more information on these plans, see “Item 6: Directors, Senior Management and Employees — Share Ownership — Stock Option Plans” and “— Item 6: Directors, Senior Management and Employees — Share Ownership — ALTANA Investment Program.”
      In 2005, we announced our intention to dissolve our present group structure and to achieve an independent operation of our two divisions in the course of 2006. With respect to our pharmaceuticals division we are analyzing potential strategic partnerships with the aim to examine various options for the long-term future development of our pharmaceuticals business. We also intend to pursue the independent operation of our chemicals business as a listed company. No final decision regarding these projects has yet been made.
      In addition to our overall group strategy, we have also formulated more detailed strategies for each of our two divisions.

      In our pharmaceuticals division, our strategy is to:

•	Develop innovative therapeutics in high-growth areas. To capitalize on opportunities in the worldwide pharmaceuticals markets, we concentrate our efforts on the discovery and development of innovative therapeutics in those areas that we believe offer the highest growth potential. Our current focus is on expanding our successful gastrointestinal franchise by exploiting the expertise that we have gained through the development of Pantoprazole, while strengthening our respiratory franchise. To this end, we are actively developing next-generation therapeutics for the treatment of ulcers and acid reflux disease, including Soraprazan, which is a potassium competitive acid blocker in Phase II clinical development. We have launched a metered dose inhaler (“MDI”) application of Ciclesonide, an innovative drug for the treatment of asthma, under the brand name Alvesco® in 17 markets, including Germany, the United Kingdom, The Netherlands, Brazil, Australia and other countries, and are in the process of obtaining more clinical data regarding an innovative drug for the treatment of asthma and COPD, Roflumilast, which we intend to market under the brand name Daxas®, provided we manage to obtain regulatory approval. Our medium- to long-term goal is to supplement our existing franchises by entering the oncology market, which we expect will grow substantially in the future.

•	Expand our business internationally, particularly in the United States, to capture growth opportunities in the global pharmaceuticals markets. International markets already account for more than 80% of the net sales of our pharmaceuticals division. We consider the further internationalization of our business a key element of our growth strategy. The strong market position of Pantoprazole in the United States has enabled us to achieve substantial sales increases over the past years. In 2005, our U.S. pharmaceutical sales amounted to € 651 million, representing 27.5% of the total net sales of our pharmaceuticals division in this period. To solidify and expand our position in this and other important international markets, we aim to increase our visibility by entering into co-promotion arrangements with partners that have established marketing and sales organizations and by exploiting the launch of our pipeline drugs to gradually expand our own sales and marketing organizations for innovative pharmaceuticals in the United States and other overseas markets. In addition, we plan to create and expand our own research, clinical development and regulatory affairs facilities in overseas locations, especially in the United States and Japan.

•	Focus on R&D. We believe that the foundation of our long-term growth strategy is our continued emphasis on R&D with a special focus on therapeutics, the strategic core of our pharmaceuticals business. In addition, we intend to expand the depth and scope of our R&D activities by entering into strategic collaborations with third parties active in biotechnology and molecular science with a view to enhancing our R&D efforts in the areas of genomics and proteomics. To fully exploit the fruits of our research, we complement our own efforts by entering into co-development arrangements with third parties. We also develop drugs on the basis of technologies licensed from third parties. See “Pharmaceuticals — Research and Development — R&D strategy” for more information on our R&D strategy.
      In our chemicals division, we seek to:

•	Market comprehensive customer-oriented solutions. In our chemicals business, we provide our customers with comprehensive solutions that combine specialized chemical products with technical advice and assistance regarding their adaptation and integration into our customers’ manufacturing processes. To this end, we typically market our products on a decentralized basis and maintain customer service facilities in proximity to our customers’ premises. We believe that this strategy enables us to add substantial value to our customers’ products and their manufacturing efforts. Our customer-driven philosophy has enabled us to achieve leading positions in terms of innovation, quality and service in a number of selected markets. In addition, because our customers pay us primarily for the performance of our products, rather than the chemical substances of which they consist, we believe that our ability to offer comprehensive solutions has allowed us to attain higher profit margins than many of our peers.

•	Maintain an innovative portfolio of technologically superior products. We believe that our focus on developing innovative products has earned us an industry-wide reputation as a supplier of technologically advanced specialty chemicals. We intend to build upon this reputation by continuing to spend substantial resources on R&D. To ensure that our R&D efforts are at all times geared towards improving the performance of our products, all our R&D projects are carried out in close cooperation with our sales and service organization. This approach, which we believe distinguishes us from our competitors, enables us to collaborate with our customers and to constantly adapt the focus of our efforts in response to their needs.

•	Focus on selected markets. We seek to achieve a leading position in each of our targeted markets through innovation, quality and service. A key element of our strategy is to focus on markets that are too small to form a core business of our larger competitors and yet too complex to be serviced by smaller companies, which typically have insufficient resources to meet the market’s expectations in terms of R&D and international scope. In selecting markets to enter, we aim to maintain a strategic portfolio of downstream markets that allows us to supply a wide array of complementary industries. We believe that this approach enables us to diversify our risk by reducing our exposure to the business cycles of individual markets. In line with this strategy, we have divested almost all of our industrial coatings business, which did not meet our criteria with respect to innovation and high demand for technical support, and have decided to focus increasingly on solutions for flexible packaging within our Coatings & Sealants business.

•	Supplement organic growth with acquisitions of selected targets. In furtherance of our strategic goal to maintain and expand our leading position in selected markets of the specialty chemicals industry, we have historically relied on a combination of organic growth and selective acquisitions, and we intend to continue to pursue this strategy in the future. In selecting acquisition targets, we focus on the potential for synergies, the availability of experienced and competent management and the willingness and ability of the target to accept our corporate culture and our focus on serving our customers. In the fourth quarter of 2005, we acquired ECKART GmbH & Co. KG (the “ECKART Group”), a leading supplier of metallic effect pigments, which now represents our Effect Pigments business. In the fourth quarter of 2005, we also acquired Kelstar International Inc. (“Kelstar International”), a company active in the market of packaging coatings, particularly in the United States.

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

      In 2005, our pharmaceuticals division generated net sales of €  2,365 million, an increase of 12.1% compared with 2004. The chart below provides a breakdown of our pharmaceuticals net sales by geographic region for the three years ended December 31, 2005:
Pharmaceutical Net Sales by Geographic Region
      A substantial portion of our growth is attributable to the successful marketing of Pantoprazole in all key markets for branded proton pump inhibitors (“PPIs”) with the exception of Japan. While we have experienced strong double digit growth in the European markets, growth in North America has recently slowed down due to increased competition in the U.S. market, including from generics and OTC products. We expect that the proportion of our net sales accounted for by sales to Europe and North America will continue to increase in future years due to the continued commercialization of Pantoprazole and the introduction of new pharmaceuticals, such as Ciclesonide, an MDI version of which we are marketing in 17 markets (as of mid-March 2006), including Germany, the United Kingdom, The Netherlands, Brazil, Australia and other countries. This trend may, however, be less pronounced than it has been in the past. The increase in net sales in Latin America in 2005 was due primarily to growing sales of Pantoprazole and Neosaldina®.
      As a result of the international dimension of our business, our results of operations are materially affected by exchange rate fluctuations in any given period, especially by changes in the exchange rate between the euro on the one hand, and the U.S. dollar and currencies linked to the U.S. dollar on the other hand. See “Item 3: Key Information — Risk Factors — Risks Related to each of our Businesses” and “Item 11: Quantitative and Qualitative Disclosure About Market Risk” for more information on our exchange rate exposure.
      In 2005, our pharmaceuticals division comprised three principal business areas:

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

      The following chart provides a breakdown of our pharmaceutical net sales by business area for the three years ended December 31, 2005:
Pharmaceutical Net Sales by Business Area
      The growth of our pharmaceuticals division is driven primarily by our therapeutics business and especially by our acid suppressant Pantoprazole, which due to increased sales in most European countries (including Germany) continued to be the primary growth driver for the division, accounting for 57.6% of its net sales in 2005.
Products
Therapeutics
      Overview. In our therapeutics business, we develop, manufacture and market prescription drugs, commonly referred to as ethical therapeutics, primarily for gastrointestinal and respiratory indications. In addition, we market therapeutics for cardiovascular and a variety of other indications. In 2005, our therapeutics business generated net sales of €  2,071 million.
      The following table shows a breakdown of our therapeutics net sales by franchise for the three years ended December 31, 2005:
Therapeutics Net Sales by Franchise

	2003	2004	2005

	(€ in millions)
Gastrointestinal	1,241	1,367	1,536
Respiratory	59	59	69
Other	424	413	466

Total	1,724	1,839	2,071

      In the medium- to long-term, we intend to expand our therapeutics business by entering the oncology market. We have already commenced basic research related to oncology and entered into a number of collaborations with biotech companies through which we seek to enhance our R&D expertise in this area. See “— Research and Development — R&D strategy” for more information on our R&D strategy.

      Gastrointestinal franchise. In our gastrointestinal franchise, we market drugs for the treatment of diseases affecting the human esophagus, stomach and intestine. In 2005, our gastrointestinal business achieved net sales of €  1,536 million.
      The most important product in our gastrointestinal portfolio is our patent-protected therapeutic Pantoprazole. In 2005, Pantoprazole accounted for net sales of €  1,361 million, or 88.6%, of the revenues of our gastrointestinal franchise.
      Pantoprazole is an acid suppressant drug that belongs to the family of so-called proton pump inhibitors (“PPIs”). Over the past decade, the worldwide market for PPIs has experienced rapid growth, and the number of PPIs and their labeled indications has expanded. Doctors typically use Pantoprazole for the short- and long-term treatment of patients with gastroesophageal reflux disease (“GERD”), a chronic condition caused by the reflux of stomach acid into the esophagus. Medscape estimates that more than 40% of adults experience GERD symptoms at least twice a week. If left untreated, esophageal damage caused by GERD can lead to even more serious complications, including a precancerous condition known as Barrett’s esophagus and esophageal cancer. Pantoprazole blocks the enzyme responsible for producing acid in the gastric mucosa, thereby restricting the flow of acid into the stomach. Pantoprazole has also received approval in the United States and Europe for the long-term treatment of GERD and recently in some European countries for the “on demand” treatment of GERD. These developments have expanded its use. In addition, Pantoprazole has also received regulatory approval in many countries outside the United States for the treatment of gastric and duodenal ulcers as well as the prevention of ulcers caused by non-steroidal anti-inflammatory drugs (“NSAIDs”). Ulcers result from the digestive action of the gastric juice on the mucous membrane when the latter is rendered susceptible to its action, for example, by certain drugs or local factors, including the Helicobacter pylori infection. Helicobacter pylori is the bacterium chiefly responsible for peptic ulcers. In addition, Pantoprazole has received approval in the United States, Europe and various other countries for application in an intravenous formulation. Pantoprazole intravenous has important therapeutic benefits for the treatment of patients who are unable to receive a PPI by other routes and who need an intravenous (“IV”) agent for the short term. In some countries, we also offer Pantoprazole in combination with two antibiotics for the eradication of Helicobacter pylori.
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
      Pantoprazole enjoyed substance patent protection in Europe until June 2005 and enjoys protection based on supplementary protection certificates (“SPCs”) in a majority of European countries until May 2009 and enjoys patent protection in the United States until July 2010 with a possible further expansion of six months in the United States due to a pediatric indication. In 2004, a third party submitted an Abbreviated New Drug Application (“ANDA”) for approval of a generic version of Pantoprazole challenging our Pantoprazole substance patent to the U.S. Food and Drug Administration (“FDA”). In response to this patent challenge, we filed a patent infringement suit against the applicant in the United States in May 2004. We are confident that our U.S. patent relating to Pantoprazole is valid and enforceable and of sufficient scope and strength to prevent the company that submitted the ANDA or any other third party from manufacturing and distributing Pantoprazole-based generics during the remaining life of this patent. In 2004, we also received notices regarding two ANDAs challenging our Pantoprazole oral formulation patent. Because the earliest date that patent infringement with respect to any of our formulation patents for Pantoprazole could pose a threat to our business is 2010 (until which date we believe we will continue to enjoy protection under our substance patent), we decided not to take any immediate steps with regard to these two ANDAs. At the beginning of March 2005, we received a notification from one of the challengers of our Pantoprazole oral formulation patent, informing us about an amendment of the ANDA to include a paragraph IV certification relating to our Pantoprazole substance patent. In view of this amended ANDA, we filed a patent infringement suit against the applicant in April 2005. At the end of May 2005, we received an additional notice on another ANDA challenging our Pantoprazole oral formulation patent. As in the case of former challenges of our oral formulation patent, we decided not to take any immediate action with regard to this new ANDA. At the end of June 2005, we received an additional notice regarding an ANDA for our Pantoprazole IV formulation patent, again challenging our Pantoprazole substance patent and additionally alleging non-infringement of our Pantoprazole IV formulation patent listed in the “Orange Book”. In view of this new ANDA, we filed a complaint in the U.S. Federal District Court for the District of New Jersey on August 5, 2005. In this complaint we claim infringement of our substance patent, but in line with the attacks on our oral formulation patents, do not claim that our IV formulation patent has been infringed. For additional information, see “— Intellectual Property”, “— Regulation — United States”, “Legal Proceedings” and “Item 3: Key Information — Risk Factors — Risks Related to our Pharmaceuticals Business”.
      We have offered Pantoprazole in our home market, Germany, under the name Pantozol®, since 1994 and in the United States, under the name Protonix®, since 2000. As a result, we currently offer the drug in virtually all regions of the world with the exception of Japan. According to our internal records and data provided to us by our co-marketing partners, co-promotion partners and licensees, global market sales of Pantoprazole amounted to €  2,768 million in 2005. Market sales include our own direct sales to the market as well as the sales of our licensees and co-marketing and co-promotion partners. See “— Sales and Marketing” for a description of our sales and marketing organization.
      Pantoprazole has experienced rapid growth in almost every market in which it has been launched, although the growth rates have tended to flatten over the years, as Pantoprazole has achieved an established market position. Based on data available to us, total market sales of Pantoprazole in 2005 totaled € 1,531 million in North America, € 292 million in Germany, € 757 million in Europe excluding Germany, € 52 million in Latin America, and € 136 million elsewhere. These figures yield total market sales of Pantoprazole of € 2,768 million in 2005, compared with € 2,481 million in 2004 and €  2,350 million in 2003. The growth in total market sales of Pantoprazole in each of the three years reflects the strong growth in demand for this product in many regions of the world, including the U.S. market.
      Our launch of Pantoprazole in the United States benefited from our marketing collaboration with Wyeth Pharmaceuticals, the pharmaceuticals division of Wyeth, Inc. (“Wyeth”). According to IMS Health, as of the week ending February 24, 2006, Pantoprazole’s share of new U.S. prescriptions for PPIs was 19.7%, while our total prescription share amounted to 19.8%.
      We expect Pantoprazole to continue to be a key revenue driver for our business for at least the next several years, although we expect the growth rate to flatten given that the drug has already achieved a substantial position in all markets in which it has been launched and as a result of the impact of increasing competition. Pantoprazole faces competition from various other branded PPIs, including Takeda Pharmaceutical Company Limited’s (“Takeda”) Lansoprazole and AstraZeneca’s Esomeprazole. If our competitors continue to invest heavily in marketing these products, the ability of Pantoprazole to capture market share or maintain its current market share could be adversely affected. In addition, Pantoprazole faces increasing competition from generic PPIs, in particular generic PPIs based on a substance called Omeprazole. A variety of companies, including Schwarz Pharma AG (“Schwarz Pharma”), Mylan Laboratories Inc. (“Mylan”), Novartis AG (“Novartis”), TEVA Pharmaceutical USA, Inc. (“TEVA”) and Torpharm Inc. (“Torpharm”), are marketing Omeprazole-based generics in Europe and the United States at prices that tend to be lower than the price of Pantoprazole and other branded PPIs. Further competition may result from the launch of generic versions of PPI molecules other than Omeprazole once the relevant patents have expired. In addition, Pantoprazole competes with OTC PPIs. Unlike Pantoprazole, these PPIs are available to patients without a prescription. Various Omeprazole-based OTC PPIs have been launched in the United States and several European countries and are being marketed with increasing success. While generic and OTC PPIs have so far had a limited impact on the market for branded PPIs, including Pantoprazole, in Europe and the United States, we have started to experience stronger pricing pressure in the U.S. market.
      Factors that we believe should limit Pantoprazole’s ongoing exposure to competition include Wyeth’s branding experience, which we believe should enable us to continue to convey the therapeutic benefits of Pantoprazole to the market, and the pricing of Pantoprazole at a substantial discount to other PPIs, including AstraZeneca plc’s (“AstraZeneca”) Esomeprazole. However, there can be no assurance that we will be able to raise or maintain Pantoprazole’s market share in future periods. See “Item 3: Key Information — Risk Factors — Risks Related to our Pharmaceuticals Business” and “— Competition” for more information on the competitors of Pantoprazole.
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
      Respiratory franchise. In our respiratory franchise, we offer drugs to treat chronic obstructive lung diseases, such as asthma and chronic obstructive pulmonary disease (“COPD”), and respiratory infections. Asthma is a chronic inflammation of the airways, often of allergic origin, that is marked by continuous labored breathing accompanied by wheezing, breathlessness, a sense of constriction in the chest, and often by attacks of coughing or gasping. According to the Global Initiative for Asthma (“GINA”), more than 300 million people worldwide suffer from asthma. The prevalence of asthma is increasing by approximately 50% every decade, and worldwide deaths from asthma total more than 180,000 annually. COPD is a pulmonary disease that is characterized by chronic, typically irreversible airway obstruction resulting in a slowed rate of exhalation. The airflow limitation is typically associated with an abnormal inflammatory response of the lungs to noxious particles or gases. COPD is often, though not always, caused by smoking. Over time, greater airway damage occurs, and patients eventually die due to lung failure. COPD affects 600 million people worldwide and deaths total more than 2.75 million people each year, according to estimates by the World Health Organization. Our respiratory business generated net sales of €  69 million in 2005. We expect the sales of our respiratory business to show above average growth in the next years.
      Currently, the principal drug of our respiratory franchise is theophyllin, which we market under the brand names Euphyllin®/Euphylong®. Theophyllin is used for the treatment of asthma and COPD.
      As of mid-March 2006 we had received approval for another respiratory drug, Ciclesonide, in 35 countries and launched the MDI application of Ciclesonide under the brand name Alvesco® in 17 markets, including Germany, the United Kingdom, The Netherlands, Brazil, Australia and other countries. In February 2006, the indication of Alvesco® has been extended to treat mild to severe persistent asthma in adolescent patients aged 12 and older. The United Kingdom was the MRP reference member state for marketing approval across a number of EU countries. We intend to obtain approvals in the remaining European countries based on the MRP as soon as practicable. For more information on the MRP see “— Regulation — European Union”. Starting in 2002, we filed applications for regulatory approval of Ciclesonide in many other countries, including in the United States at the end of 2003. Our collaborative partner in Japan, Teijin Ltd., filed for regulatory approval of Ciclesonide in January 2004. In October 2004, our collaborative partner in the United States, Sanofi-Aventis, received an approvable letter for Ciclesonide from the FDA. An approvable letter outlines specific issues that must be resolved before the FDA will approve a drug for marketing. Sanofi-Aventis is working closely with the FDA to address the requests outlined in the letter.
      We have an additional innovative respiratory drug candidate, Roflumilast, at an advanced stage of clinical development. After withdrawing the MAA for Roflumilast in November 2005 we will complete the ongoing clinical trials and conduct further clinical studies to obtain more data with a view to submitting a new MAA. The submission of a new MAA will be pursued if clinical data are considered sufficient. We also intend to submit an application for regulatory approval for Daxas® in the United States as soon as we have obtained the necessary data. See “— Research and Development — Pipeline” for more information on our R&D pipeline in the respiratory area and “Item 3: Key Information — Risk Factors — Risks Related to our Pharmaceuticals Business” for risks associated with the regulatory approval of pharmaceuticals under development.
      For respiratory indications, we also offer Broncho-Vaxom®, an oral drug used principally for the treatment of recurrent respiratory tract infections. Broncho-Vaxom® consists of fractions of eight different strains of bacteria whose application stimulates the natural defenses of the body. As a result, the drug can reduce the severity of symptoms and help patients develop a greater resistance to respiratory tract infections, thereby reducing the incidence and duration of such infections in adults and children. We license Broncho-Vaxom® from OM PHARMA SA, a company located in Switzerland.
      Other therapeutics. In our other therapeutics business, we market a variety of therapeutics for indications outside of our two main franchises, including therapeutics to treat cardiovascular diseases. In 2005, our other therapeutics business had net sales of €  466 million.
      Our main product offerings in the cardiovascular area is Ebrantil®, a drug based on a substance called urapidil, which is available as both an oral and an IV formulation. Ebrantil® is used for the treatment of hypertension. Hypertension is characterized by an increase in blood pressure above normal levels over a prolonged period of time. The condition can cause damage to the heart and blood vessels, creating an increased risk of heart attack, heart failure and stroke. Ebrantil® is a so-called selective alpha-1 receptor antagonist with central anti-hypertensive action. Alpha receptors are cellular entities that exist on the surfaces of cells and are stimulated by the sympathetic nervous system. Alpha receptor antagonists reduce stress symptoms by inhibiting the effects of the sympathetic nervous system, thereby preventing cardiovascular damage. Ebrantil® is a result of our own cardiovascular R&D efforts. Apart from cardiovascular products, our main products in this area are drugs for the treatment of rheumatism and for urological and gynecological indications, as well as iron supplements and facial topicals. In 2005, we acquired the rights to certain dermatology products in the United States from GlaxoSmithKline plc (“GlaxoSmithKline”).
OTC
      In our OTC business, we market a variety of non-prescription drugs directly to the consumer. Our portfolio includes gastrointestinal drugs, pain killers, tonics and vitamins. Unlike ethical therapeutics, patients may purchase OTC drugs without a prescription. The OTC market has grown considerably in importance in recent years, as health insurance companies have become more cost-sensitive and refuse to refund the costs of certain categories of therapeutics (especially drugs used to treat “trivial” complaints). Therefore, we have switched several products from prescription to self-medication. We achieve approximately 30% of our OTC revenues in Germany. We also distribute OTC drugs through our subsidiaries in a number of other regions of the world, most notably in other parts of Western Europe and in Latin America. In December 2003, we acquired Neosaldina®, an OTC product for pain treatment, in Brazil. In 2005, our OTC business generated net sales of €  131 million.
      The most important products in our comprehensive OTC portfolio are Buerlecithin®, Neosaldina®, Riopan® and Sanostol®. Buerlecithin® is a tonic based on lecithin, a substance found in soy plants, and is used to increase mental productivity. Neosaldina® is a pain killer that is widely used for the treatment of headaches and is well-established in Brazil, where it is the best-selling pain treatment drug in pharmacies. Riopan® is an antacid for the treatment of GERD, duodenal and gastric ulcers, and stress-related mucosal damage. Antacids are agents that neutralize acidity and are used as an adjunct to other drugs to relieve ulcer pain and as self-medication against acid indigestion, heartburn, dyspepsia and sour stomach. The therapeutic importance of antacids has been declining in recent years in view of the better clinical efficacy of PPIs, such as Pantoprazole. We currently market Riopan® as an ethical therapeutic in some markets but mainly offer it as an OTC drug. Sanostol® is a widely recognized vitamin preparation for children in Germany and many other countries.
Imaging
      In our imaging business, we offer a variety of in vivo diagnostic applications, which are applications for diagnosing medical conditions in the living body of a human. Imaging is a term that covers a range of diagnostic techniques for creating images of parts of the human body. Our portfolio comprises contrast media for x-ray imaging, magnetic resonance imaging (“MRI”) and ultrasonic imaging. MRI is an increasingly important noninvasive diagnostic technique that produces computerized images of internal body tissues and is based on nuclear magnetic resonance of atoms within the body induced by applying radio waves. In 2005, our imaging business generated net sales of €  108 million. We offer our imaging portfolio in cooperation with Bracco S.p.A. (“Bracco”), an Italian company active in contrast media. Under the terms of our collaboration with Bracco, we manufacture a variety of contrast media developed by Bracco and market them in Germany and in parts of Central Europe. We believe that as a result of our collaboration with Bracco, we are among the leading providers of contrast media in Europe.
Research and Development
R&D strategy
      We consider R&D to be the foundation of the long-term growth of our pharmaceuticals division and are committed to maintaining a high level of investment in R&D in the future. The table below provides information regarding our pharmaceutical R&D expenditures for the three years ended December 31, 2005:
R&D Expenditures

	2003(1)	2004(1)	2005

	(€ in millions, except %)
R&D expenditures	376	410	418
% of pharmaceuticals net sales	19.0	19.4	17.7
% of therapeutics net sales	21.8	22.3	20.2

(1)	2003 and 2004 figures have been adjusted to reflect the retroactive application of IFRS 2. For further details see Note 2 to our consolidated financial statements as of and for the year ended December 31, 2005.
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
      Our current R&D facilities are located in Constance, Germany; Hamburg, Germany; Bromma, Sweden; Florham Park, New Jersey; and Waltham, Massachusetts. In addition, we recently established a new research institute in Mumbai, India. This new institute is intended to enhance our research capacity in the field of medicinal chemistry and focuses on discovery research into small molecules, new targets and new chemical entities as well as data management of clinical study results and clinical development activities. We expect that this institute will significantly increase our ability to synthesize new chemical compounds in our core indication areas and will be part of our global clinical development program.
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
      We believe that our scientific staff is a key to our success. At December 31, 2005, 1,764 of our employees – about 20% of the workforce of our pharmaceuticals division – worked in our pharmaceutical

R&D laboratories and offices. Our goal is to attract and retain the best-qualified scientists for our R&D activities. To this end, we offer our employees a competitive compensation package, which includes the ability to participate in our various employee incentive plans. See “Item 6: Directors, Senior Management and Employees — Share Ownership — Stock Option Plans” for additional information on our stock option plans.
Pipeline
      Overview. We currently have several therapeutics in various stages of our R&D pipeline. For each project, we are required to conduct a number of pre-clinical and clinical studies. In the pre-clinical project phase, we typically conduct a number of in vitro and in vivo studies on animals to test the molecular and physiological effects of a drug candidate on cellular systems and its mechanisms of action. If these tests yield positive results, we then conduct Phase I, Phase II and Phase III clinical studies on humans to test the safety and clinical efficacy of the drug candidate. For more information on the regulatory approval process, see “— Regulation — Overview of the clinical trial process”.
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
      Gastrointestinal franchise. In the gastrointestinal area, we focus our R&D efforts on a new class of therapeutics known as potassium competitive acid blockers (“P-CABs”). Our main drug candidate in this area is Soraprazan, which we are developing for the treatment of GERD and other acid related diseases. P-CABs are widely considered the next generation of acid suppressants. Like PPIs, P-CABs restrict the flow of acid into the stomach. They differ from PPIs, however, in the way they operate. Whereas PPIs must be converted in the body before they can bind to the proton pump, P-CABs act directly via an ionic inhibition of the pump. As a result of this difference, Soraprazan displays a faster and more pronounced onset of action and disconnects much more easily from the pump, which we believe should lead to significant therapeutic benefits compared with currently available treatments for GERD and ulcers, such as better symptom relief. This characteristic should make Soraprazan more suitable for treating the symptoms of various gastrointestinal diseases. Soraprazan is currently in Phase II development. Initial data from early Phase II studies indicate that Soraprazan is effective and well-tolerated.
      Respiratory franchise. Our pipeline for respiratory indications contains a series of innovative drug candidates for the treatment of asthma, COPD and rhinitis. Rhinitis is a disease that causes inflammation of the mucous membrane of the nose.

      The table below provides an overview of our respiratory pipeline along with the respective development stages of each drug:

Drug candidate	Indication	Current project phase

Ciclesonide metered dose inhaler	Asthma	Phase III/IV(1)(2)
Ciclesonide nasal	Rhinitis	Phase III/filed in the United States and Canada
Ciclesonide combined with formoterol(3)	Asthma	Phase II
Roflumilast oral	Asthma	Phase III EU/United States
Roflumilast oral	COPD	Phase III EU/United States

(1)	In conducting Phase III studies with respect to this project in the United States, we collaborate with Sanofi-Aventis.

(2)	Already launched in 17 and registered in 35 countries as of mid-March 2006.

(3)	Formoterol is a long-acting beta agonist that acts as an acute bronchodilator.
      As part of the regulatory approval process, a New Drug Application (“NDA”) must be submitted to the FDA in the United States. In the European Union, a Marketing Authorization Application (“MAA”), has to be submitted to the EMEA. For more information on the regulatory approval process, see “— Regulation”. In light of the inherent unpredictability of the regulatory process, you should be aware that there can be no assurance that an MAA or NDA with respect to any of the drug candidates listed in the table above will be filed by any particular time or at all.
      Ciclesonide, which we have started to market under the name Alvesco®, is an inhaled corticosteroid for the treatment of asthma. Because asthma is a global and widespread disease, there is a substantial need for further effective therapeutics in addition to those which are already on the market. Corticosteroids are powerful anti-inflammatory drugs that prevent asthma attacks by reducing airway hyper-responsiveness and inflammatory reactions, such as edema and mucous secretion. Inhaled steroids are considered the current drug of choice for the treatment of asthma, as they offer the best overall therapeutic profile. The inhaled steroids currently available on the market, however, have two main side effects. First, when administered via inhalers, portions of the drugs’ active ingredients are deposited not only in the lung but also in the mouth and throat, which can cause local side effects such as hoarseness and fungal infections. Second, once spread throughout the body following absorption and distribution via the blood, the systemic availability of these ingredients can lead to serious systemic effects. Of these systemic effects, diabetes, osteoporosis and slowed growth in children are the most important. In contrast, Ciclesonide is activated predominantly in the lung. This feature of Ciclesonide reduces the systemic effects that characterize existing inhaled steroids and may provide the drug with a significant therapeutic advantage over present treatments. In clinical trials, patients treated with Ciclesonide have experienced significantly fewer mouth and throat side effects, while benefiting from improved lung function, effective symptom control and reduced use of rescue medications.
      We are developing Ciclesonide for use in connection with MDIs, nasal applicators and as a dry powder inhaler (“DPI”) in combination with formoterol, which is a compound acting as an acute bronchodilator.
      As of February 2006, we had received approval for an MDI version of Ciclesonide, for which we use a CFC-free environmentally friendly device, in 35 countries and had launched it under the brand name Alvesco® in 17 markets. In October 2004, our collaborative partner in the United States, Sanofi-Aventis, received an “approvable letter” for the MDI version of Ciclesonide from the FDA. Phase II studies with respect to a DPI version of Ciclesonide in combination with formoterol for oral inhalation are ongoing. With respect to the nasal applicator version of Ciclesonide, we have completed several Phase III studies. In December 2005, we submitted a New Drug Application (NDA) for marketing approval in the United States, and filed for registration of the nasal applicator version of Ciclesonide in Canada in January 2006.
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
      For both the asthma and the COPD indications of Roflumilast, we have completed a number of Phase III studies and are currently in the process of conducting several additional studies. Effective June 30, 2005, we mutually agreed to terminate our collaboration with Pfizer regarding Roflumilast, and in November 2005 we withdrew the MAA for this drug candidate after consulting with the EMEA because the clinical record we had established at that time was less compelling than we had expected. The submission of a new MAA will be pursued if we view the clinical data obtained in the ongoing clinical trials as sufficiently strong for this purpose.
      While clinical trials of the various pipeline drugs described above have so far shown promising results, given the nature of the drug development process, there can be no assurance that any of these drugs will reach the market. There is always a significant risk that adverse results with respect to a drug will become apparent in the future, which may result in substantial delays in the launch of the drug and possibly force us to abandon the drug altogether.
      Oncological franchise. Since 2001, we have systematically built up research structures for oncology and a research network with experienced partners. We have made progress in our discovery research activities and intend to identify our first clinical project candidates in the coming years. We are focusing on a portfolio of synthetic small molecules, which are anti-cancer drugs targeting processes in tumor cells that have been proven to be important for the oncogenic phenotype.
      Furthermore, we are evaluating in-licensing projects in oncology with a strategic and content-wise fit to our own research.
R&D collaborations
      Overview. The table below provides an overview of some of our more important current R&D collaborations, including a brief description of the scope and objectives of each:
R&D Collaborations

Partner	Scope

Research collaborations
GeneData AG	Bioinformatics and genomics information management and analysis systems
Data storage and analysis of high-throughput screening assays

GPC Biotech AG	Collaboration in the area of pathway mapping and kinases

Atugen AG	Antisense target validation, i.e., validation of drug targets by using a complementary sequence to a given segment of genetic material with a special technology we have licensed from Atugen AG

Evotec OAI AG	Technical collaboration in the field of confocal laser detection in high throughput screening

Partner	Scope

Proteros Biostructures GmbH	Crystallization and x-ray analysis of drug target complexes in order to obtain three-dimensional information on the binding geometry of drug molecules and their biological target

BIOCRATES Life Sciences GmbH	Exploitation of (novel) metabolomics technologies for biomarker discovery in COPD and other respiratory diseases

Development collaborations
Sanofi-Aventis S.A. (formerly Aventis S.A.)	Co-development and co-promotion of the MDI and DPI versions of Ciclesonide as well as a combination product with formoterol in the United States

Teijin Ltd.	Development and marketing of Ciclesonide under the brand name Alvesco® in Japan; co-development of the nasal application of Ciclesonide and marketing in Japan.

Tanabe Seiyaku Co. Ltd.	Co-development and co-promotion of Roflumilast under the brand name Daxas® in Japan
      Research collaborations. In 2000, we entered into an alliance with GeneData AG (“GeneData”), a Swiss company that is a leading provider of bioinformatics and genomics information management and analysis systems used in various genomic R&D applications. Our collaboration with GeneData has put us in a position to manage the huge amounts of data involved in functional genome analysis, thereby significantly enhancing our capabilities in this important area of pharmaceutical R&D. In 2002, we expanded the scope of our collaboration with GeneData to develop a high-throughput screening (“HTS”) data storage and analysis system. HTS is an automated process that is used to select the best drug candidate from among hundreds of thousands of candidate molecules.
      We are engaged in a research alliance with GPC Biotech AG (“GPC”), which includes different research programs and collaboration agreements. In 1998, we entered into our first collaboration, under which we cooperated to investigate new genomic targets for the control of infections. In December 2000, we entered into a research alliance with GPC in the area of tumor research. Under the terms of this agreement, we collaborated in the identification of tumor-specific targets, i.e., targets whose inhibition selectively eradicates cancer cells (but not normal cells). Both research programs have been completed. In addition to research, we are also entitled to have target validation, assay development and screening carried out by GPC. In 2001, we entered into an agreement with GPC, pursuant to which the company provides us with technology for our research unit in Waltham near Boston, Massachusetts, which specializes in functional genomics and proteomics. In addition, under the terms of the agreement, we collaborate with GPC in the area of pathway mapping and kinases. Kinases are enzymes that catalyze the transfer of phosphate groups and play an important role in the cell cycle and for the regulation of biochemical pathways in living cells.
      In July 2001, we entered into a three-year arrangement with Atugen AG (“Atugen”) pursuant to which Atugen will carry out target validation for us, including the validation of tumor-specific targets. The agreement was partially renewed until the end of September 2006. Target validation constitutes an essential step in the process of turning new target proposals identified with genomic technologies, which is the subject-matter of our agreement with GPC, into new drugs. The agreement will help us determine whether a target is critically involved in a disease process and whether drugs that modulate the target are likely to have a beneficial therapeutic effect.
      Since 2001, we have collaborated with Evotec OAI AG (“Evotec”) in the field of HTS technologies. As part of this collaboration, Evotec develops specialized equipment for the detection of fluorescence signals in cellular HTS assays, which constitutes a core capability for the high content screening of bioactive compounds and which we believe will provide us with a competitive advantage. The collaboration entitles us to a non-exclusive license to this technology. In October 2004, we signed an agreement with Evotec to advance the discovery of one of its kinase assays. Applying Evotec’s drug discovery engine from target to clinic, we aim to identify and optimize novel lead compounds that interact with the target in the research program.
      In October 2001, we entered into a collaboration with Proteros Biostructures GmbH (“Proteros”), a company specializing in x-Ray crystallography of proteins. Under this collaboration, Proteros develops crystallization protocols for target proteins, 3D-structure elucidation of these proteins as well as protein-ligand complexes that permit the further optimization of our lead structures. The collaboration gives us an exclusive right to use the data generated by Proteros in our own R&D efforts, for example, in connection with the development of biological targets and bioactive compounds.
      In October 2005, we entered into an agreement with BIOCRATES Life Sciences GmbH (“Biocrates”) to conduct a placebo-controlled preclinical study which is intended to characterize the effects of a novel drug in a mouse model for a major metabolic ailment. As part of this collaboration, Biocrates develops specialized assays based on mass spectrometry for the quantitative analysis of metabolites in biological samples. By analyzing the changes of metabolites and their concentration in body fluids as a response to the effects of a substance in a biological system, the metabolomics technology is intended to speed up drug discovery processes, reduce late-stage drug development failures due to adverse side effects and discover new biomarkers for monitoring drug response in patients.
      Development collaborations. We are currently party to three development collaborations. In 2001, we entered into an agreement with Aventis Pharmaceuticals Inc., the U.S. pharmaceuticals subsidiary of Aventis S.A., now Sanofi-Aventis, pursuant to which we cooperate with Sanofi-Aventis in connection with the ongoing Phase III clinical trials for the MDI version of Ciclesonide carried out in the United States and share the costs of these trials. In addition, we agreed with Sanofi-Aventis that if we obtain regulatory approval to launch the MDI version of Ciclesonide in the United States, we will distribute the drug in the U.S. market in collaboration with Sanofi-Aventis. Additionally, we co-develop the DPI version of Ciclesonide in combination with formoterol together with Sanofi-Aventis. If we obtain regulatory approval we will launch the combination product in the United States in collaboration with Sanofi-Aventis. In 1998, we entered into a contract in relation to Ciclesonide with Teijin Ltd. (“Teijin”), a Japanese conglomerate, pursuant to which we granted Teijin the right to develop and market Ciclesonide in Japan. Our collaboration with Teijin will enable us to gain access to the Japanese market, which operates substantially differently from the U.S. and EU markets, through an experienced partner. In addition, we agreed with Teijin to collaborate in the development of the nasal application of Ciclesonide.
      In 2002, we entered into an agreement with Tanabe Seiyaku Co. Ltd., a Japanese company, for the co-development and co-promotion of Roflumilast in Japan.
      Effective June 30, 2005, we mutually agreed to terminate our collaboration with Pfizer Inc. (“Pfizer”) regarding the co-development and marketing of Roflumilast. Under the terms of the termination agreement, Pfizer returned all of its rights in Roflumilast to us. We have assumed sole responsibility for the further development of Roflumilast and in particular further clinical studies.
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
      Our product Ciclesonide is sourced from our partner 3M in the United Kingdom based on a long-term supply and collaboration contract. 3M’s manufacturing site has already passed pre-approval inspection by the FDA.
Production
      In the area of production, our goal is to ensure consistent quality and to minimize costs by creating facilities that specialize in discrete manufacturing tasks. We concentrate the manufacture of most of our products for the supply of the worldwide pharmaceuticals markets in Europe. Our manufacturing facility in Singen, Germany, has sole responsibility for all sterile application forms, including Pantoprazole IV, and also produces non-sterile semi-solid and liquid application forms as well as active pharmaceutical ingredients, predominantly Pantoprazole. Our facility in Oranienburg, Germany, which we have recently expanded, is engaged in the production of solid dosage forms, primarily Pantoprazole tablets. In June 2005, we opened an expansion unit at our Oranienburg facility, which increased our production capacity at that facility. Our facility in Lyszkowice, Poland, specializes in solid and liquid OTC formulations. We started the construction of a new manufacturing facility for Pantoprazole and Roflumilast tablets in Carrigtohill, Ireland, in the fourth quarter of 2003 and expect to complete this facility in 2006. In Latin America, our facility in Jaguariuna, Brazil serves predominantly the local market with various technologies, whereas the site in Mexico City supplies Mexico and other countries in Central America. All of our sites comply with current Good Manufacturing Practice (“cGMP”) standards, which are a set of officially recognized scientifically sound methods, practices and principles for the development and manufacture of pharmaceuticals. In addition, certain of our sites, including Singen and Oranienburg, have been inspected and have received approvals by the FDA and the relevant EU authorities.
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

      The following table shows selected key information with respect to our principal current manufacturing facilities as well as our facilities under construction:
Production Facilities

Location	Function	Size (m2)

Singen, Germany	Pharma (sterile, liquid and semi-solid dosage forms and active pharmaceutical ingredients)	167,000
Oranienburg, Germany	Pharma (solid dosage forms)	64,300
Lyszkowice, Poland	Pharma (solid and liquid dosage forms)	25,000
Melville, New York	Pharma (semi-solid and liquid dosage forms)	52,000
Hicksville, New York	Pharma (semi-solid dosage forms)	23,200
Mexico City, Mexico	Pharma (solid, semi-solid and liquid dosage forms)	11,900
Jaguariuna, Brazil	Pharma (solid, semi-solid and liquid dosage forms)	214,000
Mumbai, India	Key starting materials for Pantoprazole	25,100
Carrigtohill, Ireland(1)	Under construction; Pharma (solid dosage forms)	119,000
Bromma, Sweden	Diagnostics	2,785

(1)	The land on which this facility is located is held under a long-term lease.
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
      We have sales and marketing organizations in most European markets. Like other pharmaceuticals companies, however, we do not distribute our products exclusively through our own sales and marketing organization but also use collaborations with third parties. For example, while we supply a number of hospitals directly, we frequently rely on wholesalers to distribute our products to retailers, such as pharmacies.
      Following the establishment of an additional sales force in the United States in 2003, which co-promotes Pantoprazole in the U.S. market under the name Protonix® alongside Wyeth, our sales force in the United States now comprises approximately 600 individuals. We expect that our U.S. sales organization will assume a significant role in the distribution of any new drugs launched in the U.S. market. For the time being, our staff co-promotes Pantoprazole and several drugs of Pfizer in the United States.
      In Japan, we established our own operating subsidiary in January 2004, which together with our Japanese partner Tanabe Seiyaku Co. Ltd. focuses on the development and, following approval, the marketing of Roflumilast in the Japanese market.
      With respect to Pantoprazole, we have found it desirable to supplement our own sales and marketing efforts with the branding experience and marketing capabilities of external partners, particularly in the United States.
      Among our third-party partners, we distinguish between licensees, co-marketing partners and co-promotion partners. Licensee partners are typically used in markets that we do not serve ourselves. By contrast, co-marketing and co-promotion partners are distributors that we use in markets where we have a sales and marketing organization of our own. We use co-marketing partners to sell a product under more than one brand in the same market. Although we typically coordinate our efforts with our co-marketing partners, particularly in terms of dealing with regulators and drug safety, we and our co-marketing partners each manage a separate brand and use distinct distribution channels. Typically, we charge our co-marketing partners a fee in an amount tied to the price that they charge their customers. By contrast, when we use co-promotion partners to market a product under a single brand, either we or our co-promotion partners take sole responsibility for distributing the product, although we cooperate with our co-promotion partners in promoting the brand under which the product is marketed.
      The type of arrangement we use in any given situation depends on the particular product and the requirements of the targeted market. For example, our licensing agreement with Wyeth to distribute Pantoprazole in the United States has been expanded by a co-promotion agreement when we began to build a sales and marketing organization of our own in 2003. Pursuant to the license agreement, Wyeth is required to use commercially reasonable efforts to distribute Pantoprazole in the U.S. market and to bill its customers for the drug directly. Wyeth is free to set the retail price at its discretion, which affords it the flexibility necessary to adapt its distribution strategy to the prevailing market conditions. In return, Wyeth is required to pay us a fixed percentage of its net sales, subject to a minimum price. Since July 2003, our own dedicated sales force for the U.S. market has been co-promoting Pantoprazole together with Wyeth in accordance with a separate co-promotion agreement entered into in April 2003. While this arrangement has afforded us a better understanding of the marketing of Pantoprazole in the United States, the revenues that we derive from this drug continue to materially depend on the resources that Wyeth devotes to its marketing. We currently use co-marketing partners for the distribution of Pantoprazole in many European countries, Latin America and Asia. In Australia and Canada, we distribute Pantoprazole in collaboration with a co-promotion partner.
      Going forward, we intend to use licensees primarily in markets that we do not consider a strategic focus or where we believe that the costs of building and maintaining the necessary infrastructure and expertise outweigh the benefits of having a sales and marketing organization of our own. In strategically important markets that offer a substantial growth potential for our pharmaceuticals business, especially the United States, our goal is to rely less on licensees and instead to use experienced local companies as co-marketing and co-promotion partners. We believe that this approach will enable us to gradually build our own sales forces in these markets and to reduce our dependence on partners. We have already entered into a co-promotion agreement with Aventis, now Sanofi-Aventis, for the distribution of the MDI and DPI versions of our drug Ciclesonide in the United States.
      At December 31, 2005, Wyeth, the U.S. company through which we distribute Pantoprazole in the United States, accounted for 2.5% of our accounts receivable, compared with 7.8% at December 31, 2004. In 2005 and 2004, Wyeth accounted for 11.4% and 14.2% of our net sales, respectively.
Competition
      For the most part, our pharmaceuticals division operates in markets characterized by intense competition. Our competitors include a wide variety of companies, ranging from small pharmaceuticals companies to large national and international pharmaceuticals groups and from off-patent manufacturers of generic pharmaceuticals to owners of preeminent brands.
      The global therapeutics markets are highly competitive and are targeted both by large companies and by small niche players. The main competitive factors include product efficacy and safety and distribution capabilities. In addition, price has become increasingly important almost everywhere in the world. Our main competitors for drugs in the gastrointestinal area are various other branded PPIs, including Takeda’s Lansoprazole and AstraZeneca’s Esomeprazole. If our competitors continue to invest heavily in marketing these drugs, the ability of Pantoprazole to capture market share or maintain its current market share could be adversely affected. In addition, Pantoprazole faces increasing competition from generic PPIs. A variety of companies, including Schwarz Pharma, Mylan, Novartis, TEVA and Torpharm, are marketing Omeprazole-based generics in Europe and the United States at prices that tend to be lower than the price of Pantoprazole and other branded PPIs. Further competition may result from the launch of generic versions of PPI molecules other than Omeprazole once their respective patents expire and from OTC versions of PPIs in the United States and certain European countries, which, unlike Pantoprazole, are available to patients without a prescription. While generic and OTC versions of PPIs have so far had a limited impact on the market for branded PPIs, including Pantoprazole, in Europe, pricing pressure in the U.S. market has grown stronger as a result of an increase in the rebates provided by all market participants. See “Item 3: Key Information — Risk Factors — Risks Related to our Pharmaceuticals Business” for a discussion of the risks resulting from competition by other PPI brands, generic and OTC versions of Omeprazole-based PPIs and “— Products — Therapeutics” for more information on Pantoprazole. In the highly competitive respiratory market, we compete primarily with AstraZeneca, GlaxoSmithKline, Merck & Co. and Boehringer Ingelheim Pharma GmbH & Co. KG.
      In the OTC area, the key competitive factors are price and branding. The OTC market is highly fragmented, and we face competition not only from other pharmaceuticals companies but also from distributors of homeopathic remedies and medical accessories.
      The imaging markets are highly competitive. The key competitive factors include price (especially with respect to x-ray contrast media), product efficacy, safety, and sales and marketing capabilities. As far as new diagnosing techniques are concerned, technological innovation is also an important factor. Our competitors include Guerbet, Schering AG, Tyco Inc. and GE Healthcare, formerly Amersham plc.
Intellectual Property
      Intellectual property and especially patent protection are of critical importance to our pharmaceuticals business. At December 31, 2005, we held 118 U.S., 67 European and 23 Japanese patents for various pharmaceutical inventions. In addition, we have 116 patent applications pending at the U.S. Patent and Trademark Office, 189 at the European Patent Office and 173 in Japan. Our most important patents are those covering Pantoprazole, Ciclesonide and Roflumilast as well as the patents for which we have applied and which have been granted in connection with our various pipeline drugs.
      Pantoprazole enjoyed substance patent protection in Europe until June 2005 and, by virtue of an extension granted by the U.S. Patent and Trademark Office in July 2003, enjoys patent protection in the United States until July 2010 with a possible further extension of six months in the United States due to a pediatric indication. In addition, Pantoprazole benefits from SPCs, which have an effect similar to that of an extension of original patents, in the majority of European countries until the end of May 2009.
      In 2004, generic drug companies filed ANDAs with the FDA in the United States challenging our Pantoprazole substance patent with a view to manufacturing and distributing generic versions of Pantoprazole. In response to one of these challenges, we filed a patent infringement suit in May 2004 against TEVA and its parent company TEVA Pharmaceutical Industries, Ltd. in the U.S. District Court for the District of New Jersey. Several companies have also filed ANDAs challenging our Pantoprazole oral formulation patent. Because Pantoprazole enjoys protection in the United States under our substance patent until 2010 (and our oral formulation patent is therefore irrelevant for the time being), we have decided not to take any immediate action with regard to these ANDAs. However, in 2005, Sun Pharmaceuticals Advanced Research Centre (Limited) (“Sun”), one of the challengers of our Pantoprazole oral formulation patent, amended its ANDA to include a paragraph IV certification relating to our Pantoprazole substance patent and in addition filed an ANDA regarding our Pantoprazole IV formulation patent. As a result, we filed complaints against Sun in the U.S. Federal District Court for the District of New Jersey. In these complaints, we claim that Sun is infringing our substance patent, but consistent with our approach to the other attacks on our oral formulation patents, do not claim that our IV formulation patent has been infringed. While we believe that our U.S. patents relating to Pantoprazole are valid and enforceable and of sufficient scope and strength to prevent the entities that have made the filings and any other third party from manufacturing and distributing Pantoprazole-based generics at this time, there can be no assurance that we will be successful in defending our patents. For more information, see “— Pharmaceuticals — Intellectual Property” and “— Legal Proceedings”.

      Drug companies are required to include a certification in their ANDA filings when they intend to manufacture and distribute a generic version of a patent-protected drug listed in the Orange Book, which is a list of proprietary drugs together with pertinent patent information maintained by the FDA. Inclusion of a paragraph IV certification in an ANDA implies that the applicant is asserting that the patents listed in the Orange Book are either invalid or unenforceable or will not be infringed by the manufacture and distribution of a generic version of that drug. The applicant is required to notify the innovator company that it has filed an ANDA with the FDA, and must describe the reasons it believes the listed patents will not be infringed or are invalid or unenforceable. Once the innovator drug company has received notice that a generic application has been filed and its patent is being challenged, it may file a lawsuit claiming patent infringement based on its review of the generic drug company’s notice. If a lawsuit is brought within 45 days of receiving the applicant’s notice, the FDA’s approval is stayed for 30 months. The 30-month period starts at the later of five years after the approval of the drug or after receipt of the applicant’s notice. If the patent court determines that the patent is valid, enforceable and would be infringed by the product proposed in the ANDA, the FDA will not approve the application until the patent expires. If the court decides that the patent will not be infringed or is invalid or unenforceable, the FDA may approve the generic application when that decision occurs. The FDA may approve the application at the end of the 30-month period, even if the litigation is ongoing. A generic applicant who is the first to challenge a listed patent using a paragraph IV certification is granted a 180-day exclusivity period with respect to other generic applicants. This exclusivity period provides generic applicants with an incentive to challenge listed patent for innovative drug products.
      Other patents and pending patent applications that are material to our business include those set forth in the table below:

	Patent Expiration Year
	Europe(1)		United States		Japan

Ciclesonide (substance)	2011	(2)	2013	(3)	2011	(3)
Ciclesonide (key intermediate)	2014		2015		2014
Ciclesonide (purification process)	2017		2019		2017
Ciclesonide (aerosol)	2018		2018		2018
Ciclesonide (nasal formulation)	2020		2020		2020
Roflumilast (substance)	2014	(3)	2015	(3)	2014	(3)
Roflumilast (formulation)	2023		2023		2023
Soraprazan (substance)	2019	(3)	2019	(3)	2019	(3)

(1)	Includes European patents or national patents in major European countries.

(2)	SPCs for the extension of protection until 2016 have been granted or applied for in Europe.

(3)	Does not reflect a possible extension of the term of patent protection or the grant of supplementary protection certificates for up to five additional years.
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
      We depend on our ability to obtain and, if challenged, successfully defend our patents, licenses, trademarks, trade secrets and other forms of intellectual property protection. Although we intend to continue to file and prosecute patent applications vigorously, we may not be able to obtain patents for all our inventions. In addition, the process of seeking patent protection is lengthy and expensive, and the issuance of a patent is conclusive neither of its validity nor of its scope. Therefore, there is no assurance that our currently pending or future patent applications will result in patents being granted or that, if patents are issued, they will be valid or of sufficient scope or strength to provide us with meaningful legal protection or a commercial advantage in the marketplace. In addition, if our competitors develop technologies that are themselves protected by patents or other forms of intellectual property protection, the underlying technologies may be unavailable to us or available to us only on unfavorable terms.
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
      As a result of the key role that intellectual property plays in the pharmaceuticals industry, we may from time to time become involved in litigation as either plaintiff or defendant. There can be no assurance that we will be able to successfully settle or otherwise resolve claims that may be brought against us by third parties in the future. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in costly and time-consuming litigation and may be prevented from, or experience substantial delays in, marketing our existing pharmaceuticals and launching new ones. Each of these events could materially adversely affect our business, financial condition or results of operations or halt the sales of our existing products. For more information concerning the types of litigation that we face in our business, see “— Legal Proceedings” and “Item 3: Key Information — Risk Factors — Risks Related to each of our Businesses”.
Regulation
      All companies developing, manufacturing and marketing pharmaceuticals are subject to extensive, complex and evolving regulations in the United States, Europe and Japan. We are working within the framework of the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use (“ICH”) guidelines. The ICH is a collaborative effort among regulators in Europe, Japan and the United States and experts from the pharmaceuticals industry in the three regions with the goal of streamlining the development and regulatory approval of medicinal products by harmonizing the applicable procedures. Our compliance with the ICH guidelines assists us in obtaining regulatory approval for our drug candidates in as many jurisdictions as possible.
Overview of clinical trial process
      Preclinical tests encompass the laboratory evaluation of a new pharmaceutical, its chemistry, formulation and stability, as well as animal studies to assess its potential safety and efficacy. Following the conclusion of preclinical tests, the results of these studies, which have to demonstrate that the pharmaceutical delivers sufficient quantities of the drug to the bloodstream to create the desired therapeutic results, are submitted to the relevant regulatory authority, which must approve before human clinical trials may begin.
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
      FDA approval is required before any dosage form of any new pharmaceutical, including any off-patent equivalent of a previously approved pharmaceutical, may be marketed. The process for obtaining governmental approval to market pharmaceuticals in the United States is rigorous, time-consuming and costly, and it is difficult to predict the extent to which this process may be affected by legislative and regulatory developments. Like all pharmaceuticals companies, we are dependent on receiving FDA and other types of governmental approvals prior to producing and marketing virtually all of our new pharmaceuticals in the United States. Consequently, there is always a chance that the FDA or another agency will not approve our new pharmaceuticals, or that the rate, timing and cost of such approvals will adversely affect our launch plans and ultimately our results of operations. See “Item 3: Key Information — Risk Factors — Risks Related to our Pharmaceuticals Business” for a discussion of these risks.
      All applications for FDA approval are required to contain information relating to formulation, raw materials, stability, manufacturing, packaging, labeling and quality control. There are three types of applications for FDA approval:

•	New Drug Application (“NDA”). An NDA is filed whenever approval is sought for drugs with active ingredients and/or with dosage strengths, dosage forms, delivery systems or pharmacokinetic profiles that have not previously been approved by the FDA. A drug’s pharmacokinetic profile relates to the characteristic interactions of the drug with the human body in terms of absorption, distribution, metabolism, and excretion. NDAs are typically filed for newly developed branded pharmaceuticals as well as for new dosage forms of existing drugs that have been approved previously.

•	Abbreviated New Drug Application (“ANDA”). An ANDA is filed whenever approval is sought for generic equivalents of previously approved drugs or unapproved dosage forms of such drugs. The FDA will accept the filing of an ANDA before the expiration of the exclusivity period of the relevant patent only if the applicant simultaneously challenges that patent. For a description of the recent ANDA filings challenging the patents underlying Pantoprazole, see “— Intellectual Property.”

•	Supplemental New Drug Application (“sNDA”). Companies intending to make changes to drugs or their labels after they have been approved, must submit an sNDA. The supplement type refers to the kind of change that was approved by the FDA. This includes changes in manufacturing, patient population, strength and formulation.
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
      An IND automatically becomes effective 30 days after receipt by the FDA unless the FDA, during that 30-day period, raises concerns or questions about the conduct of the trials as outlined in the IND. In such cases, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. In addition, an independent Institutional Review Board at the medical center that proposes to conduct the clinical trials must review and approve any clinical study before it commences. Following completion of Phase I, Phase II and Phase III clinical trials, the results of the internal development processes and the mandatory preclinical and clinical studies along with documentation evidencing compliance with applicable Chemistry, Manufacturing and Controls (“CMC”) requirements as part of an NDA are submitted to the FDA. The drug development and NDA approval process averages approximately eight to twelve years.
      FDA approval of an ANDA is required before a generic equivalent of a drug that previously has been approved under an NDA or a previously unapproved dosage form of a drug that has been approved under an NDA may be marketed. The ANDA approval process differs from the NDA approval process in that it does not require new preclinical and clinical studies; instead, it relies on the clinical studies establishing safety and efficacy conducted for the previously approved drug. The ANDA process, however, requires the generation of data that show that the ANDA drug is bioequivalent (i.e., therapeutically equivalent) to the previously approved drug. “Bioequivalence” compares the bioavailability of one drug with another and, if established, indicates that the rate and extent of absorption of an off-patent drug in the body are substantially equivalent to the previously approved drug. “Bioavailability” establishes the rate and extent of absorption, as determined by the time-dependent concentrations of a drug in the bloodstream needed to produce a therapeutic effect. Supplemental NDAs or ANDAs are required for, among other things, approval to transfer products from one development site to another. Such applications may be under review by the FDA for a year or more. In addition, certain drugs may be approved for transfer only once new bioequivalence studies have been conducted or certain other requirements have been satisfied.
      To obtain FDA approval of both NDAs and ANDAs, a pharmaceuticals company’s procedures and operations must conform to FDA quality system and control requirements generally referred to as current Good Manufacturing Practices (“cGMP”), as defined in Title 21 of the U.S. Code of Federal Regulations. These regulations cover all aspects of the development, manufacturing and marketing process from receipt and qualification of components to distribution procedures for finished products. Since they are evolving standards, we have to continue to expend time, money and effort in all production and quality control areas to maintain compliance. The evolving and complex nature of regulatory requirements, the broad authority and discretion of the FDA, and the high level of regulatory oversight results in the continuing possibility that we may be adversely affected by regulatory actions despite our efforts to maintain compliance with the applicable regulatory requirements. See “Item 3: Key Information — Risk Factors — Risks Related to our Pharmaceuticals Business” for a discussion of these risks.
      In addition, we are subject to periodic inspections of our facilities, procedures and operations and/or the testing of our pharmaceuticals by the FDA, the DEA and certain other authorities that conduct periodic inspections to assess our compliance with applicable regulations. The FDA also conducts pre-approval and post-approval reviews and plant inspections in connection with its review of our applications for new products to determine whether our systems and processes comply with GMP and other applicable FDA regulations. If the FDA determines that deficiencies have occurred at any of our facilities, it may, among other things, withhold approval of any NDAs, ANDAs or other applications that we have submitted. Our vendors that provide us with finished products or components used to manufacture, package and label pharmaceuticals are subject to similar regulations and periodic inspections. Following its inspections, the FDA may issue notices on Form 483 and Warning Letters that may cause us to modify certain activities identified during the inspection. A Form 483 notice (“inspectional observations”) is typically issued at the conclusion of an FDA inspection and lists conditions that the FDA investigators believe may violate cGMP or good clinical practice (“GCP”) or other FDA regulations. FDA guidelines specify that a Warning Letter be issued only for violations of “regulatory significance” for which the failure to adequately and promptly achieve correction may be expected to result in an enforcement action.
      Failure to comply with FDA and other governmental regulations may result in fines, unanticipated compliance expenditures, recall or seizure of pharmaceuticals, total or partial suspension of production and/or distribution, suspension of the FDA’s review of NDAs, ANDAs or other applications, enforcement actions, injunctions and criminal prosecution. Under certain circumstances, the FDA also has the authority to revoke previously granted approvals. Although we have internal compliance programs, if these programs do not meet the applicable standards or if our compliance is deemed deficient in any significant way, our business may be materially adversely affected. See “Item 3: Key Information — Risk Factors — Risks Related to our Pharmaceuticals Business” for a further discussion of risks in connection with FDA regulations.
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
      In recent years, there has been enhanced political attention and governmental scrutiny at the federal and state levels of the prices paid or reimbursed for pharmaceuticals under Medicaid, Medicare and similar programs. The U.S. Federal Trade Commission (“FTC”) has announced its intention to conduct a study of whether brand-name and generic drug providers have entered into agreements, or have used other strategies, to delay competition from generic versions of patent-protected drugs. The FTC’s announcement could affect the manner in which generic drug providers resolve intellectual property litigation with branded pharmaceuticals companies, and may result in an increase in private-party litigation against pharmaceuticals companies. See “Item 3: Key Information — Risk Factors — Risks Related to our Pharmaceuticals Business” for a discussion of government regulation in connection with third-party reimbursement programs.
European Union
      Much of what has been said with respect to the approval process applicable to new drugs in the United States also applies to the European Union. In the European Union, however, several different procedures are available: a centralized approval procedure, a Mutual Recognition Procedure (“MRP”), a Decentralized Procedure (“DCP”) and the common national procedures. The London-based European Medicines Agency (“EMEA”) governs the centralized drug registration and approval process. The respective scientific committees, the committee for medicinal products for human use (“CHMP”) and the committee for veterinary medicinal products (“CVMP”), make recommendations based on reviews by appointed rapporteurs and co-rapporteurs, who are part of the CHMP/CVMP. Following the committee’s recommendation, the European Commission issues a formal decision, which is valid throughout the entire European Union. Upon completion of the approval process, the drug may be marketed within all member states. An alternative procedure is the MRP. Pursuant to this procedure, one Reference Member State (“RMS”) carries out the primary evaluation. The other Concerned Member States (“CMS”) then have 90 days to decide whether they accept or reject the decision made by the RMS. If a member state does not follow the decision of the reference country, then the issue is referred to the CHMP for arbitration. Based on the CHMP’s determination, a formal decision is made by the European Commission. The new DCP is in effect since the end of 2005 and operates similarly to the MRP. It will be used mainly where an authorization does not yet exist in any of the member states. The CMS are involved at an earlier stage of the evaluation than under the MRP in an effort to minimize disagreements and to facilitate the application for marketing authorization in as many markets as possible. Generics of medicinal products authorized through the centralized procedure will have the option of applying through either the centralized procedure or the DCP or MRP.

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
      In 2005, our chemicals division generated net sales of €  907 million, an increase of 6.2% compared with 2004. The chart below provides a breakdown of our chemicals net sales by geographic region for the three years ended December 31, 2005:
Chemicals Net Sales by Geographic Region
      In 2005, our chemicals net sales increased in all regions due to increased demand and the net effect of acquisitions and dispositions, with the exception of Europe (excluding Germany), where our net sales declined due primarily to various dispositions. As a result of the international dimension of our business, our results of operations are materially affected by exchange rate fluctuations in any given period, especially by changes in the exchange rate between the euro, on the one hand, and the U.S. dollar, Chinese renminbi yuan and the Japanese yen, on the other hand. See “Item 3: Key Information — Risk Factors — Risks Related to each of our Businesses” and “Item 11: Quantitative and Qualitative Disclosure about Market Risk” for more information on our exchange rate exposure.

      Our chemicals division comprises four business areas:

•	Additives & Instruments, which comprises paint additives, plastic additives and wax additives as well as paint testing instruments, including gloss and color meters;

•	Effect Pigments, which comprises metallic and pearlescent effect pigments for applications such as paints, plastics and cosmetics as well as metallic printing inks;

•	Electrical Insulation, which comprises electrical insulation coatings for copper and aluminum wires, electrical insulation systems for use in electrical and electronic components, and compounds for a variety of other applications; and

•	Coatings & Sealants, which comprises coatings for packaging and general industry applications, sealing compounds, and, increasingly, solutions for flexible packaging.
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
      The chart below provides a breakdown of our chemicals net sales by business area for the three years ended December 31, 2005:
Chemicals Net Sales by Business Area

(1)	We formed our Effect Pigments business in the fourth quarter of 2005 in connection with the acquisition of the ECKART Group.
      Because chemicals are used in a variety of industries, manufacturers of specialty chemical products are typically affected by the business cycles experienced by the industries that they serve. By targeting selected markets in complementary industries all over the world, we seek to diversify our risk and reduce our exposure to these cycles.
Products
Additives & Instruments
      We provide a wide range of innovative, high-quality additives and related measuring and testing instruments. In 2005, net sales generated by our Additives & Instruments business totaled €  364 million.

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
Effect Pigments
      In our Effect Pigments business we offer metallic effect pigments, pearlescent pigments and metallic printing inks. Our Effect Pigments business comprises the activities of the ECKART Group, which we acquired in October 2005. Net sales generated by our Effect Pigments business in the three-month period following the completion of the acquisition totaled €  75 million. Effect pigments are widely used to provide paints and varnishes producing different, mainly visual, effects. Our products are used in coatings, graphic arts, plastics, cosmetics and various other technical applications. Important application areas are the automotive sector and other industrial areas. Metallic pigments consist of small aluminum, copper or zinc particles which lead to a certain surface gloss. Pearlescent pigments, which are based on minerals, are semitransparent and are characterized by a deep gloss similar to the gloss of real pearls.
      We intend to expand our Effect Pigments business mainly by targeting markets outside Germany, the development of new innovative products and, to a lesser degree, the acquisition of selected targets.
      Our Effect Pigments business is headquartered in Fuerth, Germany.

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
      In 2005, our Electrical Insulation business generated net sales of €  293 million. In January 2006, we agreed with INVEX S.p.A., Italy, to buy its captive production of resins for insulating magnetwire in Cerquilho, Brazil in order to further extend our global coverage of this sector. We intend to expand the production capacity of the plant and to integrate our existing South American insulation business, which is currently operated by a licensee.
Coatings & Sealants
      In the area of Coatings & Sealants, we offer coatings as well as compounds and sealants. In 2005, our Coatings & Sealants business generated net sales of €  175 million. Our coatings are used, among other things, to coat steel and aluminum sheets, plastic, paper and board. An important downstream application of our coatings portfolio are packaging materials that are used in the food industry, including cans, drums, tubes and closures as well as aluminum, plastic and paper foils for flexible packaging. Our compounds and sealants portfolio comprises sealing compounds for use in beverage cans and metal as well as plastic closures and jar lids.
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
      In the first quarter of 2005, we sold our Austrian subsidiary Rembrandtin Lack Ges.m.b.H. In October 2005, we acquired Kelstar International, a leading U.S. producer of water-based and UV curable overprint coatings for the paper and board packaging sector. In January 2006, we signed an agreement to acquire Rad-Cure Corp., a company specializing in the fields of overprint UV curable coatings and adhesives for the paper and board packaging sector. These transactions reflect our strategic decision to realign our Coatings & Sealants business by reducing our activities in the industrial coatings sector and concentrating on high-potential niches of the specialty chemicals markets, such as chemical solutions for flexible packaging. As with Electrical Insulation, our growth strategy in our Coatings & Sealants division includes the expansion and strengthening of our market position by making selected acquisitions.
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
      In our Additives & Instruments business, we manage most aspects of our R&D efforts on a centralized basis. Virtually all research related to additives is carried out at the headquarters of our chemicals division, which are located in Wesel, Germany. While we also maintain laboratories for these products in close proximity to our customers in all major markets, none of them is engaged in research activities. Instead, the function of these laboratories is to provide our customers with technical assistance and to solve their problems on-site. In our Effect Pigments business we maintain large R&D facilities in Güntersthal, Germany. Further R&D activities are carried out in the United States and Switzerland. In our Electrical Insulation business, we carry out basic research projects at our facilities in Hamburg, Germany, particularly in the area of wire enamels. In addition, we maintain R&D laboratories at selected local manufacturing sites. These laboratories develop and produce region-specific formulations in close contact with our customers and provide them with technical service and support. In our Coatings & Sealants business, we manage our entire R&D process on a decentralized basis, with our R&D laboratories being located at our local plants. To avoid overlaps and redundancies, our management promotes close collaboration and the mutual exchange of information between R&D facilities within each of our business areas.
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
      As of December 31, 2005, 597 people worldwide – 13.6% of the workforce of our chemicals division – were employed in our laboratories. Our R&D expenditures in this division totaled €  47 million in 2005, representing 5.1% of total sales.
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
      Like other companies in the chemicals industry, we are exposed to raw material price increases. While historically we have mostly been able to pass such increases on to our customers, our ability to pass raw material price increases on to our customers is generally subject to a time lag. This situation has created pressure on our margins. To reduce this pressure, we attempt to secure important raw materials by entering into long-term contracts and continuously monitor our raw material prices on a centralized basis. In addition, we limit our exposure to high raw material prices by substituting cheaper raw materials for more expensive ones.
Production
      Our production strategy is to minimize costs by streamlining our manufacturing processes and by creating facilities that specialize in discrete product groups, thereby achieving economies of scale and scope. In implementing this strategy, we focus on capacity and process improvements with respect to our existing facilities. To the extent necessary, we also construct new facilities. As a rule, we seek to promote close collaboration between our production facilities and our sales and service organizations so as to be able to adapt our manufacturing processes according to our customers’ needs. We consider this approach especially important in the areas of Coatings & Sealants and Electrical Insulation. The manufacturing activities of our

Additives & Instruments and Effect Pigments businesses are largely centralized at the main production facilities of these businesses, which are located at the respective headquarters.
      We own substantially all of our manufacturing facilities and substantially all of the land on which they are located. Our most important production facilities in the chemicals division are located in Wesel, Germany, where we manufacture the majority of the products of our additives business and Güntersthal, Germany, where most of our Effect Pigments products are manufactured. We lease our facilities in Collecchio, Italy, and Fort Wayne, Indiana.
      The following table shows selected key information with respect to our current manufacturing facilities as well as our facilities under construction:
Production Facilities

Location	Function	Size (m2)

Wesel, Germany	Additives	98,810
Güntersthal, Germany	Aluminum and bronze pigments, inks, bondings	682,489
Wackersdorf, Germany	Aluminum pigments	278,666
Kempen, Germany	Wire enamels	36,713
Hamburg, Germany	Impregnating resins and compounds	34,711
Grevenbroich, Germany	Coatings	25,219
Bremen, Germany	Closure compounds	13,719
Lehrte, Germany	Coatings	24,719	(1)
Geretsried, Germany	Measuring and testing instruments	10,323
Tongling City, China	Additives and wire enamels	40,634
Shunde, China	Coatings	9,754
Zhuhai, China	Wire enamels, impregnating resins and compounds	70,000
Sedan, France	Coatings	20,000
Rivanazzano, Italy	Aluminum pigments	101,824
Porta Margera, Italy	Aluminum pigments	11,450
Quattordio, Italy	Wire enamels, impregnating resins	40,096	(2)
Ascoli Piceno, Italy	Wire enamels, impregnating resins	17,499
Collecchio, Italy	Compounds	8,000
Deventer, The Netherlands	Additives	18,850
Vigo, Spain	Can sealants	20,637
Vetroz, Switzerland	Zinc pigments	30,349
Pori, Finland	Pearlescent pigments	3,390	(3)
Louisville, Kentucky	Aluminum and zinc pigments, bondings	106,433
Painesville, Ohio	Bronze pigments, inks	47,874
Cinnaminson, Pensylvania	Coatings	12,077	(4)
Manchester, United Kingdom	Impregnating resins	8,500
St. Louis, Missouri	Wire enamels, impregnating resins and compounds	70,000
Wallingford, Connecticut	Additives	75,366
Fort Wayne, Indiana	Wire enamels	3,345
Ankleshwar, India	Wire enamels, impregnating resins	116,655
Pune, India	Wire enamels, impregnating resins and compounds	96,536

(1)	14,104 m2 owned and 10,615 m2 leased.

(2)	36,030 m2 owned and 14,066 m2 leased.

(3)	906 m2 owned and 2,484 m2 leased.

(4)	Completely leased.

Customers, Sales and Marketing
      We sell our specialty chemical products in more than 100 countries worldwide. Our customer focus and our commitment to quality and service have enabled us to achieve leading market positions. We seek to maintain close links between our manufacturing facilities and our sales and marketing organization in order to be able to respond quickly to our customers’ changing needs. In addition, this approach enables us to ship products directly from our manufacturing facilities to our customers, which reduces both our and their inventories.
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
      Our main customers in the area of Additives & Instruments are in the paint and plastics industry. We offer our Additives & Instruments portfolio worldwide under our global brands BYK-Chemie and BYK-Gardner. Our marketing efforts are coordinated by our headquarters in Wesel, Germany, and are supported by our global sales and marketing organization, which consists of marketing companies in the United States, Singapore and Japan and sales offices in Korea and China. In those areas of the world where it does not make sense for us to maintain sales and marketing organizations of our own, we rely on distributors with whom we have long-term relationships and whom we typically remunerate on a commission basis. We do not depend on any one of our distributors, and none accounts for a material portion of our revenues. In addition, we employ technical consultants who provide technical advice and service to our customers in all major markets.
      We market our Effect Pigments to customers in the paint, graphic arts, plastics and cosmetics industries. Many of our Effect Pigments customers are also customers of our Additives & Instruments business. We intend to maintain ECKART as an established brand in its markets.
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

      The specialty chemicals industry is a highly fragmented industry, and there is no company that competes with us across all our business areas. The following table provides an overview of our principal competitors by business area:
Competitors

Additives & Instruments	Air Products, Ciba Specialty Chemicals, Cognis, Cytec, Degussa-Tego and Lubrizol
Effect Pigments	Engelhard, Merck, Schlenk, Silberline and Toyal
Electrical Insulation
Wire enamels	Du Pont, Nexans, Fupao Chemical and Hitachi
Impregnating resins and compounds	Huntsman Advanced Materials, Du Pont, Hitachi and Von Roll Isola
Coatings & Sealants
Can coatings	ICI, PPG and Valspar
Coil coatings	Akzo Nobel Nippon Paint, BASF, Becker Industrial Coatings, Sigma-Kalon and Tikkurila
Can sealants and closure compounds	W.R. Grace
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
      In December 2005, the European Council of Ministers agreed upon a new EU regulatory framework for chemicals. Under the agreed new system called REACH (Registration, Evaluation and Authorization of CHemicals), which aims to improve the protection of human health and the environment by providing more safety information on chemical substances, enterprises that manufacture or import more than one metric tonne of a chemical substance per year would be required to register it in a central database. Nevertheless, the agreement of the European Council of Ministers is not equivalent to the adoption of a final regulation. Adoption of a final regulation is subject to co-decision rights by the European Parliament and is currently not expected prior to the end of 2006. While we are currently unable to assess the full impact of this proposed new system on our business, we expect that it will very likely require the deployment of additional resources and thus result in increased costs, which could have a negative impact on our results of operations.
Employees
      See “Item 6: Directors, Senior Management and Employees — Employees” for information on our employees.
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
Organizational Structure
      We have subsidiaries that operate in a number of countries throughout the world. The following table provides information as of December 31, 2005, with respect to our current significant subsidiaries:
Significant Subsidiaries

Corporate name, location and country of			Ownership
incorporation	Field of activity	Equity(1)	interest(2)

		(€ in millions)	(%)
Pharmaceuticals
ALTANA Pharma AG, Constance, Germany	Administration, R&D, Production, Distribution	55	100
ALTANA Pharma Deutschland GmbH, Constance, Germany	Distribution	(4)	100
ALTANA Pharma Oranienburg GmbH, Oranienburg, Germany	Production	33	100
ALTANA Pharma B.V., Hoofddorp, The Netherlands	Distribution	10	100
ALTANA Pharma N.V. /S.A., Diegem, Belgium	Distribution	11	100
ALTANA Pharma S.A.S., Le Mée-sur-Seine, France	Distribution	18	100
ALTANA Pharma GmbH, Vienna, Austria	Distribution	11	100
ALTANA Pharma S.p.A., Milan, Italy	Distribution	31	100
ALTANA Pharma S.A., Madrid, Spain	Distribution	21	100
ALTANA Pharma Sp.z.o.o., Warsaw, Poland	Production	11	100
ALTANA Inc., Melville, New York	Production, Distribution	68	100
ALTANA Pharma Inc., Oakville, Ontario, Canada	Distribution	42	100
ALTANA Pharma S.A. de C.V., Mexico City, Mexico	Production, Distribution	76	100
ALTANA Pharma Ltda., São Paulo, Brazil	Production, Distribution	77	100
ALTANA Pharma AG, Kreuzlingen, Switzerland	Distribution	8	100
ALTANA Madaus (Pty.), Midrand, South Africa	Distribution	17	50
ALTANA Pharma Ltd., Marlow, Great Britain	Distribution	6	100
Zydus ALTANA Healthcare Private Ltd., Vashi, India	Production	13	50

Corporate name, location and country of			Ownership
incorporation	Field of activity	Equity(1)	interest(2)

		(€ in millions)	(%)
ALTANA Pharma US, Florham Park, New Jersey	Distribution	19	100
Chemicals
ALTANA Chemie AG, Wesel, Germany	Administration	1,411	100
BYK-Chemie GmbH, Wesel, Germany	Production, Distribution	100	100
ECKART GmbH & Co. KG, Fuerth, Germany	Production, Distribution	559	100
Rhenania Coatings GmbH, Grevenbroich, Germany	Production, Distribution	8	100
DS-Chemie GmbH, Bremen, Germany	Production, Distribution	7	100
Terra Lacke GmbH, Lehrte, Germany	Production, Distribution	6	100
Beck Electrical Insulation GmbH, Hamburg, Germany	Production, Distribution	31	100
BYK-Cera B.V., Deventer, The Netherlands	Production, Distribution	26	100
Deatech s.r.l., Ascoli Piceno, Italy	Production, Distribution	34	100
The P.D. George Company Inc., St. Louis, Missouri	Production, Distribution	21	100
BYK-Chemie USA, Wallingford, Connecticut	Production, Distribution	61	100
Kelstar International Inc., Cinnaminson, New Jersey	Production, Distribution	21	100
BYK-Chemie Japan KK, Osaka, Japan	Distribution	6	100
Tongling SIVA Insulating Materials Co. Ltd., Tongling City, People’s Republic of China	Production, Distribution	28	100
Other subsidiaries
ALTANA Technology Projects GmbH, Bad Homburg v.d.H., Germany	Investments in and collaborations with biotech companies	61	100

(1)	Figures calculated in accordance with IFRS.

(2)	Portion of ownership interest equals portion of voting power held.
Property, Plants and Equipment
      We own approximately 3.4 million square meters of property at our production, distribution and administrative facilities around the world and nearly all of the land that they occupy. See “Pharmaceuticals — Production” and “Chemicals — Production” for more information on our production facilities. Virtually all of our facilities are either owned by us or available to us under long-term leases. We believe that our current facilities and those of our consolidated subsidiaries are in good condition and adequate to meet the requirements of our present and foreseeable future operations.
Legal Proceedings
      As is the case with many companies in the pharmaceuticals and specialty chemicals industries, we are and may from time to time become a party to claims and lawsuits incidental to the ordinary course of our business. We are not currently involved in any legal or arbitration proceedings that we expect to have a material adverse effect on our financial position, and, to our knowledge, no such legal or arbitration proceedings are currently threatened.
      In 1988, we held 91% of Deutsch-Atlantische Telegraphen AG (“DAT”). In connection with the execution of a profit transfer and control agreement with DAT, which provided that all of DAT’s profits and losses had to be transferred to us, we made, based on a valuation of DAT, a mandatory exchange offer to the minority shareholders offering them 1.3 shares of our company for each DAT share held by them. After protracted litigation, the German Federal Supreme Court (Bundesgerichtshof) decided that the exchange ratio had to be based on the average share price during the three months preceding the shareholders’ meeting that approved the profit transfer and control agreement. The case was subsequently remanded. Based on the final decision of the appellate court of Dusseldorf (Oberlandesgericht Düsseldorf) rendered in 2003, our total liability amounted to € 19.3 million to be settled in cash and shares. At December 31, 2005, we recorded the outstanding obligation in an amount of €  8.2 million under other liabilities.
      In 2004, generic drug companies filed ANDAs with the FDA in the United States challenging our Pantoprazole substance patent with a view to manufacturing and distributing generic versions of Pantoprazole. In response to one of these challenges, we filed a patent infringement suit in May 2004 against TEVA and its parent company TEVA Pharmaceutical Industries, Ltd. in the U.S. District Court for the District of New Jersey. Several companies have also filed ANDAs challenging our Pantoprazole oral formulation patent. Because Pantoprazole enjoys protection in the United States under our substance patent until 2010 (and our oral formulation patent is therefore irrelevant for the time being), we have decided not to take any immediate action with regard to these ANDAs. However, in 2005, Sun, one of the challengers of our Pantoprazole oral formulation patent, amended its ANDA to include a paragraph IV certification relating to our Pantoprazole substance patent and in addition filed an ANDA regarding our Pantoprazole IV formulation patent. As a result, we filed complaints against Sun in the U.S. Federal District Court for the District of New Jersey. In these complaints, we claim that Sun is infringing our substance patent, but consistent with our approach to the other oral formulation attacks, do not claim that our IV formulation patent has been infringed. While we believe that our U.S. patents relating to Pantoprazole are valid and enforceable and of sufficient scope and strength to prevent the entities that have made the filings and any other third party from manufacturing and distributing Pantoprazole-based generics at this time, there can be no assurance that we will be successful in defending our patents.

ITEM 4A: UNRESOLVED STAFF COMMENTS
      None.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
      The following discussion includes forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those contained in the forward-looking statements.
      You should read the following discussion of our financial condition and results of operations in conjunction with our consolidated financial statements, including the related notes, and the other financial information that we have included elsewhere in this annual report. For our consolidated financial statements as of and for the three years ended December 31, 2005, see the discussion beginning on page F-1. We have prepared our consolidated financial statements in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. For a description of the significant differences between IFRS and U.S. GAAP and a reconciliation of net income and shareholders’ equity to U.S. GAAP, see Notes 32 and 33 to our consolidated financial statements.
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

	2001		2002	2003(1)		2004(1)		2005

	(€ in millions)
Net sales	2,308		2,609	2,735		2,963		3,272
Operating income	520	(2)	538	558	(1)	604	(1)	676
Net income	328		324	333	(1)	379	(1)	438

(1)	2003 and 2004 figures have been adjusted to reflect the retroactive application of IFRS 2 and IAS 39. For further details regarding the new accounting principles see Notes 2 and 32 to our consolidated financial statements as of and for the year ended December 31, 2005.

(2)	Includes a one-time gain in the amount of € 110 million resulting from the sale of our interest in a joint venture with H. Lundbeck A/S, a Danish company active in the treatment of diseases of the central nervous system and a special donation of € 15 million to the Herbert Quandt endowment. Excluding these items, our operating income in 2001 would have been € 424 million.
      The following discussion highlights the main factors driving the revenues and results of operations of each of our two segments from 2003 to 2005.
Pharmaceuticals
      The net sales of our pharmaceuticals segment rose by 19.5%, from € 1,980 million in 2003 to € 2,109 million in 2004 and € 2,365 million in 2005. During the same period, the segment’s operating income grew by 19.9%, from € 504 million in 2003 to € 523 million in 2004 and €  604 million in 2005. The results of operations of our pharmaceuticals segment are driven by:

•	Our ability to develop and launch new and innovative therapeutics. Our pharmaceuticals segment derives most of its revenues from the sale of therapeutic drugs, and its ability to develop and launch new and innovative drugs materially influences its results of operations. The launch of new drugs, however, requires the successful completion of a regulatory approval process that is complex and burdensome and the outcome of which is uncertain. Currently, the main revenue driver of our pharmaceuticals segment is our gastrointestinal therapeutic Pantoprazole, whose net sales have risen by 22.3% over the past three years, from € 1,113 million in 2003 to € 1,216 million in 2004 and further to € 1,361 million in 2005. Pantoprazole accounted for 57.6% of our pharmaceuticals net sales in 2005, compared with a contribution of 57.6% in 2004 and 56.2% in 2003. In 2005, Pantoprazole continued to be the primary growth driver of the segment’s net sales. However, increasing competition in the U.S. market, our most important market, by other branded proton pump inhibitors (“PPIs”), in particular Takeda’s Lansoprazole and AstraZeneca’s Esomeprazole, by various generic PPIs, in particular those based on Omeprazole, as well as by over-the-counter (“OTC”) versions of Omeprazole-based PPIs has led to increased pressure on Pantoprazole, which may result in reduced growth and potentially even a decline in our Pantoprazole net sales in future periods. To reduce our reliance on sales and earnings of Pantoprazole, we are in the process of developing several respiratory drugs, including Ciclesonide and Roflumilast, which we hope will become revenue drivers of our pharmaceuticals segment in the future. We started marketing the metered dose inhaler (“MDI”) application of Ciclesonide under the brand name Alvesco® in mid-March 2006 in 17 countries, including Germany, the United Kingdom, The Netherlands, Brazil, Australia and other countries. We plan to launch Ciclesonide in additional territories and to launch Roflumilast under the brand name Daxas® over the next several years.

•	Price regulations and budgeting decisions of local governments and health care providers. The sale of pharmaceuticals is subject to extensive price controls, which not only limit the amount of revenues that we can earn from our products but also influence the purchasing patterns of hospitals, doctors and patients. For example, after a period in which health care providers in Germany were afforded greater flexibility in their budgeting decisions and during which we were able to increase our sales of ethical therapeutics in the German market, the legislature provided a framework for the introduction of reference prices which is likely to have the opposite effect. Since January 1, 2003, the pharmaceuticals industry in Germany is required to grant German public health care insurance companies fixed mandatory rebates (Kassenrabatte) off the list price for most ethical products. These fixed mandatory rebates were increased from 6% to 16% in 2004 before being again decreased to 6% in 2005. The introduction of the fixed mandatory rebate system and the increases in the levels of these rebates have, especially in 2004, negatively influenced our pharmaceuticals sales in Germany. For more information on the accounting impact of the fixed mandatory rebate system, see “Critical Accounting Policies — Revenue Recognition”. In addition, in 2004, new legislation took effect which provided for the possibility to include patent-protected drugs in the system of statutory fixed reference prices for generic drugs containing certain classes of active ingredients. Drugs included in the statutory fixed reference price system are not subject to the fixed mandatory rebates. On January 1, 2005, Pantoprazole was included in the statutory fixed reference price system. The association of the German health care insurance providers has included Pantoprazole in a reference price group along with other branded PPI’s and cheaper Omeprazole-based generics. We have lowered our prices for Pantoprazole in Germany so that German patients wishing to purchase Pantoprazole do not have to pay more than the statutory fixed reference price, but we have also filed suit against the association’s decision in the Social Court (Sozialgericht) in Berlin, Germany. As a result of these developments, we anticipate the negative impact of German regulation on our business in Germany to persist. In February 2006, new legislation was proposed in Germany, which is aimed at a two-year price moratorium for all drugs paid for by the statutory health care insurance scheme (gesetzliche Krankenversicherung). The impact of this legislation on the sales of our pharmaceuticals in Germany cannot be predicted at this stage.

•	The level of our investment in R&D in any given period. The development of new and innovative therapeutics involves substantial investments in R&D. Thus, the level of our R&D spending in any given period has a material impact on the results of operations of our pharmaceuticals segment in that period. To maintain our high level of innovation, we seek to invest approximately 20% of the annual revenues of our therapeutics business in R&D. Basic research, the initial development of new drug candidates, the establishment of production facilities and the launch of new therapeutics typically require high levels of cash expenditures, whereas the marginal costs of producing additional units of the therapeutic is low. As a result, our ability to recover our R&D expenditures and to generate a profit from our drugs depends on our ability to obtain patent and other forms of intellectual property protection for these drugs to shield us from competition by manufacturers of generic equivalents.

•	The sales and marketing methods we use for our therapeutics. The results of operations of our pharmaceuticals segment depend substantially on the selling and distribution expenses that we incur in marketing our therapeutics. The amount of selling and distribution expenses incurred with respect to any given drug depends on a variety of factors. One principal factor is the stage of the drug’s life cycle. When we launch a new therapeutic, we typically incur substantial selling and distribution expenses to support its introduction to the worldwide pharmaceuticals markets. As the drug becomes established in its markets, these costs decline.

Another key factor influencing the level of selling and distribution expenses of our therapeutics and the revenues generated by them is the method that we use to distribute them. While we record selling and distribution expenses in markets where we sell our drugs directly, we at times use arrangements under which a local distributor purchases therapeutics from us at a price specified in the relevant distribution agreement and then assumes sole responsibility for selling and distributing these drugs in its local market. All expenses incurred in connection with the sale and distribution of the drugs are the distributor’s responsibility. An example of this type of distribution arrangement is our agreement with Wyeth Pharmaceuticals, the pharmaceuticals division of Wyeth, Inc., (“Wyeth”) to distribute Pantoprazole in the United States. See “Item 10: Additional Information — Material Contracts” for a summary of the material terms of our distribution arrangement with Wyeth.

•	The composition of our portfolio of pharmaceuticals. The manufacturing costs of the various products sold by our pharmaceuticals segment vary considerably relative to their prices. Therefore, the results of operations of our pharmaceuticals segment depend in part on the mix of pharmaceuticals that we ship in any given period. For example, because Pantoprazole has lower manufacturing costs relative to its price than many other products in our portfolio, our cost of sales as a percentage of net sales are lower in periods in which we ship higher volumes of Pantoprazole.
Chemicals
      The net sales of our chemicals segment increased by 20.1% from € 755 million in 2003 to € 854 million in 2004 and € 907 million in 2005. Over the same period, its operating income rose by 25.8% from € 90 million in 2003 to € 118 million in 2004 and declined slightly to €  113 million in 2005. The results of operations of our chemicals segment are driven by:

•	Our ability to constantly launch new and innovative products. The longer a successful product is on the market, the more time competitors have to develop products with similar features, leading to increased competition and downward price pressure. As a result, a key driver of the revenues and results of operations of our chemicals segment is our ability to constantly develop, manufacture and sell new and innovative specialty chemical products with advanced technical features and to ensure that such products account for a substantial share of our product portfolio.

•	Our ability to maintain close ties with our customers. In the specialty chemicals industry, it is important to be able to offer customers complete solutions consisting not only of products but also of comprehensive technical advice and services in connection with these products. Because the relationship aspect is an integral part of our product offering, our ability to maintain close ties with our customers affects the prices that our customers are willing to pay us and ultimately our revenues and results of operations.

•	The business cycles experienced by our customers. Although our products are targeted at specialized applications, our chemicals segment is subject to the business cycles experienced by our customers. While we find it difficult to insulate our business from the impact of economic downturns that affect all of our customers, we attempt to reduce our exposure to the business cycles of the industries that we serve by focusing on complementary industry segments and discrete geographic regions.

•	The level of raw material prices. Another driver of the results of operations of our chemicals segment is the level of raw material prices prevailing at any given point. Historically, we have at times found it difficult to pass such increases on to our customers, and we may experience similar difficulties in the future. In each of the last several years, the results of operations of our chemicals segment were materially influenced by rising raw material prices. In 2005, we continued to experience high raw material prices but were able to limit their impact on our business by increasing the prices of our products and, to a lesser extent, by substituting cheaper raw materials for more expensive ones.

      Each of our two segments’ results of operations have been and continue to be materially influenced by exchange rate movements. At the group level, our results are influenced by, in particular, exchange rate fluctuations between the euro and each of the U.S. dollar, the Japanese yen, the Chinese renminbi yuan and major Latin American currencies such as the Mexican peso and the Brazilian real. For example, in 2005, net sales of our pharmaceuticals segment were increased by two percentage points due to the favorable exchange rate movements of the euro vis-à-vis Latin American currencies, particularly the Brazilian real, and the Canadian dollar. With respect to our chemicals segment, exchange rate fluctuations had no material net effect on our net sales in 2005.
      In addition, the revenues of each of our two segments in any given period may be influenced by acquisitions and dispositions made by that segment during that period. This is particularly true of our chemicals segment, whose growth strategy contemplates the acquisition of suitable targets. For example, in October 2005 we acquired ECKART GmbH & Co. KG (the “ECKART Group”) and Kelstar International Inc. (“Kelstar International”), which together contributed € 84 million to our net sales in 2005. In addition to acquiring suitable targets, we dispose of selected parts of our portfolio which do not constitute a part of our core business. For example, in the first quarter of 2005, we sold our Austrian subsidiary Rembrandtin Lack Ges.m.b.H., which contributed €  33 million to our net sales in 2004.
      To promote comparability across reporting periods, the following discussion of our results of operations breaks out acquisition, disposition and currency effects.
      We present segment information in accordance with IAS 14. The basis for our segment reporting is our two divisions: pharmaceuticals and chemicals. This reporting system reflects the management structure of our organization, pursuant to which our holding company is responsible for making strategic decisions with respect to our two divisions, whereas the implementation of these decisions at the division level is the responsibility of the heads of the respective divisions, who manage them on a day-to-day basis. The reporting system also reflects our internal financial reporting and the predominant sources of risks and returns in our business. During the periods under review, there have not been significant sales between our pharmaceuticals segment and our chemicals segment.
Critical Accounting Policies
Revenue Recognition
      As described in Notes 2 and 32 to our consolidated financial statements, we recognize revenue if the revenue can be reliably measured, it is probable that we will realize the economic benefits of the underlying transaction, and all costs to be incurred in connection with the transaction can be reliably measured. Accordingly, we recognize revenue in connection with the sale of a product at the moment the product is shipped and title passes to the customer.

      We make provisions for discounts, allowances, rebates, chargebacks and product returns by customers in the same period in which we recognize the related revenue. Such provisions primarily relate to potential revenue reductions in our pharmaceuticals business as a result of:

•	Fixed mandatory rebates on ethical pharmaceuticals granted to the German public health care insurance companies as required by German law (Kassenrabatt). In the case of ethical pharmaceutical products, these rebates amounted to 6%, 16% and 6% of the products’ retail price in 2003, 2004 and 2005, respectively. We calculate such rebates based on the sales volume shipped to our wholesale dealers. Additionally, we rely on market data provided by external sources to estimate the amounts sold by these dealers to patients insured under the German public health care system. The final rebate is determined and invoiced to us by the pharmacies’ centralized service centers on a regular basis. Generally, the settlement occurs two months after shipping. Historically, our estimates have not deviated significantly from the ultimate rebate granted. Accordingly, we believe that we are able to determine the aggregate amount of rebates on our pharmaceutical products with a high degree of certainty at the time of shipment. Effective January 1, 2005, Pantoprazole became subject to a statutory fixed price in Germany, therefore the uncertainty related to the estimation of rebates has substantially decreased.

•	Volume-based customer loyalty rebates that relate almost exclusively to our sales activities in Brazil and the United States. These rebates are offered to our key customers to promote customer loyalty and encourage greater product sales. Our rebate programs provide that upon the attainment of pre-established volumes or the attainment of revenue milestones in a specified period, the customer receives credit against purchases. Other promotional programs are incentive programs periodically offered to our customers. We estimate provisions for rebates and other promotional programs based on the specific terms of each agreement and historical experience at the time of shipment.

•	Merchandise returns with regard to returns of expired ethical pharmaceutical products. Consistent with industry practice, we maintain a return goods policy that allows our customers to return products within a specified period prior to and subsequent to the expiration date. The majority of returns occur from six months before expiration to twelve months after expiration of the products. We base our accruals for product returns on our historical return experience. Due to high customer demand, customer returns due to product expiration historically have not been significant.

•	Chargebacks that relate to wholesale dealers in the US who are supplying our products to indirect customers. The provisions for chargebacks are determined in light of expected sell-through levels by wholesale customers to indirect customers based upon past history. Direct customer rebate arrangements in the United States are typically related to the Medicaid Drug Rebate Program. These direct customer rebates are not a significant element of our normal sales terms and conditions and therefore do not materially impact our net sales.
      Reductions of gross revenues for our pharmaceuticals business amounted to € 211 million in 2004 and € 220 million in 2005. There have been no material changes in estimates for prior year revenue reductions included in these amounts. Additionally, we offer volume based rebates and cash discounts to customers in our chemicals segment. Revenue reductions related to the chemicals segment were € 10 million in 2004 and € 11 million in 2005. Accrued liabilities for these reductions amounted to € 60 million for 2004 and €  65 million for 2005.
      We generate a substantial portion of our revenues from licensing agreements under which we grant third parties rights to certain of our products and technologies. We record non-refundable upfront payments received under these agreements as deferred revenue and recognize them in income over the estimated performance period stipulated in the agreement. An example of such a licensing agreement is our contract with Wyeth to distribute Pantoprazole in the United States. See “Item 10: Additional Information — Material Contracts” for more information on this contract.

      Currently, Wyeth is our single largest customer. Under our agreement with Wyeth related to the distribution of Pantoprazole, we have granted Wyeth an exclusive license to sell Pantoprazole-based products in the U.S. market. Under the agreement, Wyeth pays us a specified percentage of its Pantoprazole-related net sales, subject to a minimum price. Because our net sales from this arrangement are directly dependent on the price that Wyeth charges to the final consumer, our revenue from products that we have delivered to Wyeth but that have not yet been sold to the final consumer as of the balance sheet date are accounted for at the minimum price. We use what we believe is a reasonable system for estimating the number of unsold products held by Wyeth as of each relevant balance sheet date. The difference between the minimum price and the price invoiced by us to Wyeth is treated as deferred income until such time as the product is actually sold to the final consumer. Additionally, under this licence agreement we ship semi finished-products to Wyeth, who then completes the manufacturing process and sells the finished products to the final consumer. Under the terms of the contract, any yield adjustment resulting from the completion of the manufacturing process by Wyeth results in an adjustment, or allowance, to the original price.
      We also generate revenues from our collaborative research and development arrangements. Examples of such arrangements include our agreement with Aventis, now Sanofi-Aventis, with respect to the co-development of Ciclesonide, which we have started to market in 17 European markets under the brand name of Alvesco®. See “Item 4: Information on the Company — Pharmaceuticals — Research and Development” for more information on these arrangements. We enter into co-development and co-promotion agreements to enhance the scope and depth of our research portfolio. Such agreements consist of multiple elements and provide for varying consideration terms, such as upfront, milestone and similar payments, which are complex and require significant analysis by management in order to determine the most appropriate method of revenue recognition. We analyze collaborative arrangements to determine if multiple elements can be divided into separate units of accounting and how the arrangement consideration should be recognized. Where an arrangement can be divided into separate units, the arrangement consideration is allocated amongst those varying units and recognized over the respective performance period. Where the arrangement cannot be divided into separate units, the total arrangement consideration is allocated on a straight-line basis over the estimated collaboration period. Such determinations require management to make certain estimates. For each new drug candidate, we establish a detailed timetable in close consultation with our partners. We base these timetables on, among other things, our past experience. We believe that our current estimates are based on sound assumptions.
      With respect to the agreements we have entered into to date, upfront payments and other similar non-refundable payments received that relate to the sale or licensing of products or technologies are reported as deferred income and recognized as other income over the collaboration periods on a straight-line basis.
      It is important to emphasize that given the complex nature of our development projects, our collaborative arrangements and the uncertainties inherent in the research and development and regulatory approval processes, any estimate of dates on which we expect to advance further in research and development or obtain regulatory approval involves uncertainty and the exercise of significant management judgment. Any change in any of these dates has an impact on the corresponding collaboration periods and as such on the amount recorded in the balance sheet and our results of operations.
Employee Incentive Plans
      As described in greater detail in this annual report and in Notes 2, 13 and 32 to our consolidated financial statements, we offer various share-based employee incentive plans. See “Item 6: Directors, Senior Management and Employees — Share Ownership — Stock Option Plans” and “Item 6: Directors, Senior Management and Employees — Share Ownership — ALTANA Investment Program” for additional information on these plans. As of January 1, 2005 IFRS 2 became effective. Before the application of IFRS 2, the Company measured expenses for share-based payments as the excess of the average cost of treasury shares acquired by the Company over the exercise price of the option. IFRS 2 introduces a fair-value based model for the accounting for share-based compensation. It requires management to record the fair value of an option as an expense. Options granted under employee incentive plans settled in equity instruments are measured at their fair market value based on a Binomial option pricing model at the date of grant while cash-

settled plans are initially measured at their grant date fair value based on a Black Scholes pricing model and are remeasured at fair value at the end of each reporting period. Compensation expense for both types of plans are ratably recognized over the relevant service period.
      In accordance with the transitional provisions of IFRS 2, the Company restated its prior year financial statements to reflect the cost of grants awarded after November 7, 2002 and not yet vested by January 1, 2005. Employee incentive plans initiated since 2003 fall within the scope of this standard.
      The level of compensation costs that we have historically recorded under IFRS is not necessarily indicative of the level of compensation costs that we may record in the future. Furthermore, fair value measurements are based on parameters such as volatility, interest rate, share price, duration of the option and expected dividend. Vesting conditions are not taken into account when estimating the fair value, unless these conditions are market-based. Instead, the total expense incurred is adjusted for the number of options that eventually vest. Compensation expense and liabilities could materially differ from estimated amount on the balance sheet date if the parameters used change.
Pension Plans
      We provide various pension plans and other retirement benefit plans for our employees both in Germany and abroad. While some of these plans are funded by separate plan assets, most of them are not. We value our exposure under each of these plans using the projected unit credit method set forth in IAS 19. In performing valuations, we rely on the advice of actuarial consultants. The methodologies used by us require that we make estimates for some parameters, including the expected discount rate, the expected rate of compensation increase, the expected rate of pension increase and, in the case of plans covered by plan assets, the expected return on these assets. Furthermore, our actuarial consultants use statistical-based assumptions covering future withdrawals of participants from the plan and estimates of life expectancy. The actuarial assumptions used may differ materially from actual results due to changes in market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences could significantly impact the defined benefit obligation and the resulting pension liability. See Note 14 and Note 32 to our consolidated financial statements for further details with regard to the change in pension obligations and financing status.
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

Impairment
      Goodwill and intangible assets with indefinite lives. Since January 1, 2004, goodwill and intangible assets with indefinite lives are no longer amortized but instead must be tested for impairment annually or more frequently if events and circumstances indicate that the carrying amount is not recoverable. These impairment tests are based on recent financial budgets, which are based on historical experience, are subject to change and represent management’s current best estimates regarding future developments. For a more detailed description of our impairment tests, see Notes 5 and 32 of our consolidated financial statements.
      Tangible and intangible assets with definite lives. A significant percentage of our assets is comprised of long-lived assets. We record these long-lived assets at cost and amortize or depreciate them, as the case may be, on a straight-line basis over the shorter of the term of the underlying contract, if applicable, or their estimated useful lives. As shown in Note 5 and discussed in Note 32 to our consolidated financial statements, we hold various intangible assets with definite lives. The useful life of an intangible asset, which is the period over which the asset is expected to contribute directly or indirectly to future cash flows, can be influenced by various factors, including legal, regulatory, contractual, competitive, economic and other factors. While many of our intangibles have a known contractual or legal life, determining the impact of other factors can involve considerable uncertainty and therefore requires management to exercise significant judgment in estimating the period over which the cost of an asset should be expensed. Similar estimates are required for our tangible fixed assets.
      The carrying value of all long-lived assets is subject to possible impairment. If facts and circumstances indicate that the carrying amount of an asset may not be recoverable in full, we estimate the fair value of the asset by discounting the expected future cash flows generated by it during its remaining estimated useful life plus any salvage value at the end of that period. If the estimated fair value of the asset is lower than its carrying amount, we record an impairment charge and adjust the carrying amount accordingly. Fair value estimates involve uncertainty and often require the exercise of significant management judgment. Although our management is confident that its estimates rest on sound assumptions, the actual cash flows generated by an asset in any given period and its actual salvage value could be materially different than that estimated, which could require us to record an unexpected impairment charge.
      Marketable securities and certain long-term investments. We hold marketable securities and certain long-term investments classified as available-for-sale and, therefore, carried at fair value with unrealized gains and losses recorded in equity (revaluation reserve), net of tax. These securities are tested for impairment at each balance sheet date. Our policy to determine if an impairment of a security exists is based on a two-step approach, which takes into account both the fact whether the difference between the fair market value of the security and its book value is significant as well as for how long this difference exists. Impairment losses are recognized in other financial expenses when realized and are determined on a security-by-security basis. Because market prices are available for most of the securities we hold in our portfolio, there is no need for estimates to determine the fair market value. Our management monitors our securities portfolio closely and believes the impairment procedures set out above are adequate to determine whether an impairment is necessary with respect to a particular security. However, there might be market effects which cannot be anticipated by management and would therefore cause unexpected impairment charges.
Business Combinations
      We account for acquired businesses using the purchase method of accounting in accordance with IFRS 3. In accordance with those standards, assets and liabilities acquired are recorded at the respective fair values at the date of acquisition. The application of the purchase method requires management to make certain estimates and judgments. The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset useful lives, can materially impact our results of operations. One of the most significant estimates relates to the determination of the fair value of assets and liabilities acquired. For other than intangible assets acquired, management determines the fair value and useful life based on the nature of the asset. For example, marketable securities and other investments are valued at the market rate on the date of acquisition, while an independent appraisal is often obtained for land, buildings and equipment. Management also assesses whether any significant intangible assets arise from contractual or other legal rights of the acquired entity or are separable from the acquired entity. If any intangible assets are identified, management must determine the value of these intangibles. Valuations are based on the best information available near the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Depending on the type of intangible asset and the complexity of determining its fair value, management often consults with independent external valuation experts. Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives. For example, the useful life of the rights associated with a patent will be finite and will result in amortization expense being recorded in our results of operations over a determinable period. However, the useful life associated with a brand that has, and is expected to retain, a distinct market identity could be considered to be indefinite and, accordingly, would not be amortized. Any residual amount remaining after allocation of the purchase price to the fair value of all assets and liabilities acquired is recorded as goodwill.
Results of Operations
Group
      The following table sets forth selected items of our consolidated income statement for the three years ended December 31, 2005 both in absolute terms and as percentages of net sales:
Results of Operations(1)

	Year ended December 31,
	2003(2)		2004(2)		2005

	(€ in	(% of	(€ in	(% of	(€ in	(% of
	millions)	net sales)	millions)	net sales)	millions)	net sales)
Amounts in accordance with IFRS
Net sales	2,735	100.0	2,963	100.0	3,272	100.0
Cost of sales	(948)	(34.7)	(1,016)	(34.3)	(1,088)	(33.2)

Gross profit	1,787	65.3	1,947	65.7	2,184	66.8
Selling and distribution expenses	(711)	(26.0)	(779)	(26.3)	(926)	(28.3)
Research and development expenses	(413)	(15.1)	(448)	(15.1)	(465)	(14.2)
General administrative expenses	(122)	(4.4)	(151)	(5.1)	(173)	(5.3)
Other operating income	91	3.3	69	2.3	88	2.7
Other operating expenses	(74)	(2.7)	(34)	(1.2)	(31)	(1.0)

Operating income	558	20.4	604	20.4	676	20.7
Financial income (expense)	10	0.4	7	0.2	8	0.2

Income before taxes	568	20.8	611	20.6	684	20.9
Income tax expense	(235)	(8.6)	(233)	(7.8)	(246)	(7.5)

Net income	333	12.2	379	12.8	438	13.4

Amounts in accordance with U.S. GAAP
Net income	337		385		428

(1)	Columns may not add due to rounding.

(2)	2003 and 2004 figures have been adjusted to reflect the retroactive application of IFRS 2 and IAS 39. For further details regarding the new accounting principles see Notes 2 and 32 of our consolidated financial statements as of and for the year ended December 31, 2005.

Retroactive adoption of IFRS 2 “Share-based Payment” and IAS 39 “Financial Instruments”
      In February 2004, the International Accounting Standards Board (“IASB”) issued IFRS 2 “Share-based Payment” regarding grants of shares and share options to employees. IFRS 2 applies to fiscal years beginning on or after January 1, 2005. In accordance with the transitional provisions of IFRS 2, we have restated our prior-year financial statements to reflect the cost of grants of shares and share options to employees after November 7, 2002, which had not vested by January 1, 2005. All of our employee incentive plans launched since 2003 are covered by this standard. For more information see “— Critical Accounting Policies — Employee Incentive Plans”.
      The following table describes the retroactive adjustments we made to several line items of our income statement for the year ended December 31, 2004 and reconciles the amounts previously reported to those resulting from the retroactive application of IFRS 2 as of January 1, 2004:
Retroactive Adjustments for the Year Ended December 31, 2004(1)

	2004 (as reported)	Adjustment (IFRS 2)	2004 (adjusted)

	(€ in millions)	(€ in millions)	(€ in millions)
Amounts in accordance with IFRS
Cost of sales	(1,014)	(2)	(1,016)
Gross profit	1,949	(2)	1,947
Selling and distribution expenses	(777)	(2)	(779)
Research and development expenses	(445)	(3)	(448)
General administrative expenses	(145)	(6)	(151)
Operating income	617	(13)	(604)
Income before taxes	624	(13)	611
Income tax expense	(233)	0	(233)

Income	391	(13)	379

(1)	Columns may not add due to rounding.

      The following table describes the retroactive adjustments we made to several line items of our income statement for the year ended December 31, 2003 and reconciles the amounts previously reported to those resulting from the retroactive application of IFRS 2 and IAS 39 as of January 1, 2003:
Retroactive Adjustments for the Year Ended December 31, 2003(1)

	2003 (as reported)	Adjustment		2003 (adjusted)

		IFRS 2	IAS 39
		(€ in	(€ in
	(€ in millions)	millions)	millions)	(€ in millions)
Amounts in accordance with IFRS
Cost of sales	(947)	(1)	0	(948)
Gross profit	1,788	(1)	0	1,787
Selling and distribution expenses	(710)	(1)	0	(711)
Research and development expenses	(412)	(1)	0	(413)
General administrative expenses	(120)	(2)	0	(122)
Operating income	563	(4)	0	558
Income before taxes	580	(4)	(8)	568
Income tax expense	(235)	0	0	(235)

Net income	345	(4)	(8)	333

(1)	Columns may not add due to rounding.
2005 compared with 2004
      Net sales. Net sales increased by 10.4%, from € 2,963 million in 2004 to €  3,272 million in 2005. As in prior periods, the increase in 2005 was once again driven by our pharmaceuticals segment, with net sales rising by 12.1%. This growth was due primarily to revenue growth in the segment’s therapeutics business, reflecting the continued growth of Pantoprazole, particularly in Europe. Net sales of our chemicals segment experienced an increase of 6.2%. A major part of this growth is attributable to the acquisition of the ECKART Group in October 2005. In 2005, the net effect of acquisitions and dispositions to our net sales growth was a contribution of 0.8%. Currency effects contributed 1.3% to our net sales growth. Excluding the effects of acquisitions, dispositions and foreign exchange movements, our net sales in 2005 would have increased by 8.3%.
      Cost of sales. Cost of sales includes the manufacturing costs of products sold. In addition to directly attributable costs, such as material costs, staff costs and energy costs, this line item also covers indirect costs, including directly attributable depreciation charges. Cost of sales rose by 7.1%, from € 1,016 million in 2004 to €  1,088 million in 2005. As a percentage of net sales, cost of sales decreased from 34.3% to 33.2% during the same period. The absolute increase in cost of sales was due to an increase of cost of sales in both segments but primarily driven by our chemicals segment.
      Selling and distribution expenses. Selling and distribution expenses are costs incurred by our sales and marketing organization as well as advertising and logistics costs. In absolute terms our selling and distribution expenses rose by 18.9%, from € 779 million in 2004 to €  926 million in 2005. As a percentage of net sales, selling and distribution expenses increased from 26.3% to 28.3%. This development was due to an increase in selling and distribution expenses in our pharmaceuticals segment, whereas selling and distribution expenses in our chemicals segment remained flat.
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
      Research and development expenses increased by 3.9%, from € 448 million in 2004 to €  465 million in 2005. As a percentage of net sales, research and development expenses decreased from 15.1% to 14.2%. The increase in absolute terms equally reflects increased levels of R&D expenditures in each of our segments.
      General administrative expenses. General administrative expenses include overhead, administrative expenses and personnel and non-personnel costs incurred by management to the extent that they are not charged to other cost centers. General administrative expenses increased by 14.6% from € 151 million in 2004 to €  173 million in 2005. As a percentage of net sales, they increased from 5.1% to 5.3%. This increase is attributable to both of our segments, reflecting increased business activities and, with respect to our chemicals segment, the effect of two recent acquisitions.
      Other operating income. Other operating income primarily consists of gains realized on the sale of assets, income from milestone payments, income from licensees and co-marketing partners. Other operating income increased by 27.4%, from € 69 million in 2004 to € 88 million in 2005. This increase is mainly attributable to previously deferred revenues recognized as income in connection with the termination of our co-development and co-marketing agreement with Pfizer.
      Other operating expenses. Other operating expenses decreased by 9.2%, from € 34 million in 2004 to €  31 million in 2005. While other operating expenses remained flat in each of our segments, they declined at the group level due to reduced negative currency effects at the group level.
      Financial income, net. In 2005, financial income, net increased slightly from € 7 million in 2004 to €  8 million in 2005. In relative terms, the financial result increased by 13.6%. The increase was driven by higher interest income and increased gains from the sale of securities, the effects of which were partially offset by higher expenses incurred in connection with derivative instruments, the impairment of securities and increased interest expenses.
      Income tax expense. Income tax expense includes corporate income and trade taxes, similar foreign taxes and changes in deferred taxes, each calculated on the basis of the income of our company and its subsidiaries. Income tax expense increased by 5.6%, from € 233 million in 2004 to €  246 million in 2005. Our effective tax rate decreased from 38.0% to 35.9%. This decrease is attributable to lower non-deductible expenses and higher tax-free earnings.
2004 compared with 2003
      Net sales. Net sales increased by 8.3%, from € 2,735 million in 2003 to € 2,963 million in 2004. As in prior periods, the increase in 2004 was once again driven by our pharmaceuticals segment, with net sales rising by € 129 million in absolute terms and by 6.5% in relative terms, primarily due to revenue growth in the segment’s therapeutics business as a result of the continued growth of Pantoprazole, particularly in Europe. Given the position that Pantoprazole has achieved in most major markets to date and recent market data suggesting a stabilization of its market share in some major markets, we expect the overall growth of the drug to slow in the future. The positive impact of Pantoprazole on our pharmaceuticals segment was partially offset by unfavorable exchange rate movements, greater pricing pressure resulting from increased competition in the U.S. market and unfavorable regulatory developments, particularly the impact of the fixed mandatory rebate system (Kassenrabatte) in Germany. Net sales of our chemicals segment experienced a strong increase of €  99 million in absolute terms and 13.1% in relative terms, on account of revenue growth of our Additives & Instruments and Electrical Insulation business areas in all regions. Part of this growth is attributable to an acquisition made in August 2003. Adjusted for acquisition, disposition and currency effects, our net sales would have risen by approximately 9%. You should note that net sales reflect the reduction of gross sales by certain deductions. For more information on gross sales and related deductions as well as on the German fixed mandatory rebate system, see “Critical Accounting Policies — Revenue Recognition”.
      Cost of sales. Cost of sales rose by 7.2%, from € 948 million in 2003 to €  1,016 million in 2004. As a percentage of net sales, cost of sales remained virtually unchanged, decreasing only slightly from 34.7% to

34.3% during the same period. The absolute increase in cost of sales was primarily driven by our chemicals segment and reflects higher levels of net sales in that segment. The slight decrease in cost of sales as a percentage of sales is almost exclusively attributable to our pharmaceuticals segment, reflecting higher shipped volumes of Pantoprazole, which has relatively low manufacturing costs relative to its price, compared with our other products.
      Selling and distribution expenses. In absolute terms our selling and distribution expenses rose by 9.6%, from € 711 million in 2003 to € 779 million in 2004. As a percentage of net sales, selling and distribution expenses increased slightly from 26.0% to 26.3%. This development was due to an increase in selling and distribution expenses in both of our segments. Pharmaceutical selling and distribution expenses increased in connection with the preparation of the launch of the MDI application of Ciclesonide, marketed under the brand name Alvesco®, and the expected launch of our pipeline drug Roflumilast. The increase of selling and distribution costs in our chemicals segment reflects the growth of the underlying business.
      Research and development expenses. Research and development expenses increased by 8.4%, from € 413 million in 2003 to €  448 million in 2004. As a percentage of net sales, research and development expenses remained stable at approximately 15%. The increase in absolute terms reflects increased levels of R&D expenditures in our pharmaceuticals segment, mainly in connection with clinical trials for Ciclesonide and Roflumilast.
      General administrative expenses. General administrative expenses increased by 24.3% from € 122 million in 2003 to €  151 million in 2004. As a percentage of net sales, they increased from 4.4% to 5.1%. This increase is mainly attributable to our pharmaceuticals segment, reflecting an industry-wide rise in insurance fees and the recruitment of additional employees, mainly to strengthen the corporate function at the ALTANA Pharma headquarters.
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
      Financial income, net. In 2004, financial income, net decreased by 26.1%, from € 10 million in 2003 to € 7 million in 2004. The decline of financial income is mainly attributable to a decrease in net interest income from € 13 million in 2003 to €  9 million in 2004.
      Income tax expense. Income tax expense decreased by 1.1%, from € 235 million in 2003 to €  233 million in 2004. Our effective tax rate decreased from 41.4% to 38.0%. This decrease reflects lower effective tax rates in Germany as well as abroad and higher foreign earnings contributions, the effective tax rates of which are substantially lower than the domestic tax rate.

Pharmaceuticals
      The following table sets forth selected information for our pharmaceuticals segment for the three years ended December 31, 2005:
Pharmaceuticals Results of Operations(1)

	Year ended December 31,
	2003(2)		2004(2)		2005

	(€ in	(% of	(€ in	(% of	(€ in	(% of
	millions)	net sales)	millions)	net sales)	millions)	net sales)
Net sales	1,980	100.0	2,109	100.0	2,365	100.0
Cost of sales	(487)	(24.6)	(495)	(23.5)	(521)	(22.0)

Gross profit	1,493	75.4	1,614	76.5	1,844	78.0
Selling and distribution expenses	(597)	(30.2)	(645)	(30.6)	(793)	(33.5)
Research and development expenses	(376)	(19.0)	(410)	(19.4)	(418)	(17.7)
General administrative expenses	(48)	(2.4)	(67)	(3.2)	(77)	(3.3)
Other operating income	84	4.2	58	2.7	75	3.2
Other operating expenses	(51)	(2.6)	(27)	(1.2)	(26)	(1.1)

Operating income	504	25.4	523	24.8	604	25.5

(1)	Columns may not add due to rounding.

(2)	2003 and 2004 figures have been adjusted to reflect the retroactive application of IFRS 2. For further details regarding the new accounting principles see Note 2 of our consolidated financial statements as of and for the year ended December 31, 2005.
2005 compared with 2004
      Net sales. Net sales of our pharmaceuticals segment increased by 12.1% from € 2,109 million in 2004 to € 2,365 million in 2005. As in prior years, this development was almost exclusively driven by a significant increase in the net sales of Pantoprazole. In the period under review, net sales of Pantoprazole rose by 12.0%, from € 1,216 million in 2004 to €  1,361 million in 2005, which corresponds to a revenue contribution to the segment of 57.6% in 2005. In 2005, Pantoprazole again achieved substantial net sales growth in local currencies in most parts of the world. Given the position that Pantoprazole has achieved in most major markets to date and recent market data suggesting a stabilization of its market share in some of these markets, we expect the overall growth of the drug to slow in the future. The positive development in 2005 was in part reinforced by favorable exchange rate movements of the euro vis-à-vis several currencies, particularly the Brazilian real and the Canadian dollar, which increased the segment’s net sales by two percentage points. Dispositions and acquisitions, including the acquisition of rights to certain dermatology products in the United States, did not have a material net effect on the increase in net sales. Excluding acquisitions, dispositions and currency effects the net sales of our pharmaceuticals segment would have grown by approximately 10.2% in 2005.

      The following table breaks down the net sales of our pharmaceuticals segment by geographic region for the two years ended December 31, 2004 and 2005:
Net Sales by Geographic Region(1)(2)

	Year ended December 31,
	2004	2005	Increase (decrease)

	(€ in millions)		(%)
Germany	371	439	18.2
Europe (excl. Germany)	679	780	15.0
U.S.A.	647	651	0.7
North America (excl. U.S.A.)	102	119	16.1
Latin America	235	279	18.8
Other	75	97	28.7

Total	2,109	2,365	12.1

(1)	By location of customers.

(2)	Columns may not add due to rounding.
      In 2005, net sales of our pharmaceuticals segment increased in all geographic regions in which we are active. As of January 1, 2005, Pantoprazole ceased to be subject to the German fixed mandatory rebate system and instead became subject to a statutory fixed price. Nonetheless, our sales in Germany increased by 18.2%, due mainly to an increase in Pantoprazole sales. In Europe (excluding Germany), marketing activities led to double-digit growth in net sales in almost all markets. In the United States, we experienced only a moderate rise in net sales, reflecting increased demand for Pantoprazole, the effect of which was offset by both the fact that Wyeth served this demand in part by utilizing its existing Pantoprazole stocks and a decline in volumes caused by a shift in Wyeth’s marketing strategy from the highly discounted medicaid sector to the more profitable managed-care sector in 2005. In Latin America, we achieved double-digit net sales growth due to the performance of our Mexican and Brazilian subsidiaries including the successful marketing of Neosaldina®. Net sales growth in Latin America was also supported by favorable exchange rates.
      The following table breaks down the net sales of our pharmaceuticals segment by business area for the two years ended December 31, 2004 and 2005:
Net Sales by Business Area(1)

	Year ended December 31,
	2004	2005	Increase (decrease)

	(€ in millions)		(%)
Therapeutics	1,839	2,071	12.6
OTC	115	131	13.2
Imaging	109	108	(0.3)
Other	46	55	19.0

Total	2,109	2,365	12.1

(1)	Columns may not add due to rounding.
      In 2005, our net sales growth, as in prior years, was driven by our therapeutics franchise, mainly as a result of the growth of our gastrointestinal franchise, which grew by 12.4% and accounted for 74.2% of our overall therapeutics revenues in 2005. The main growth driver within our gastrointestinal franchise continued

to be Pantoprazole. Net sales of Pantoprazole rose from € 1,216 million in 2004 to € 1,361 million in 2005, contributing 65.7 percentage points to therapeutics net sales. Despite competition from a variety of other PPIs, both branded and generic, and from OTC versions of Omeprazole-based PPIs, Pantoprazole’s share of prescriptions of the U.S. PPI market remained at about 20%. Given that Pantoprazole has meanwhile achieved a significant share in most markets and based on recent market data, we expect the growth of our net sales of this drug to slow in the coming years. Our respiratory net sales grew to € 69 million. Net sales from other therapeutics, which mainly comprises cardiovascular therapeutics, grew from € 413 million in 2004 to €  466 million in 2005.
      Net sales of our OTC business increased by 13.2% from € 115 million in 2004 to € 131 million in 2005. This increase is mainly attributable to higher sales of Neosaldina® in Latin America and favorable changes in exchange rates.
      Net sales of our imaging business remained flat at €  108 million in 2005.
Operating income
      Cost of sales. In our pharmaceuticals segment, cost of sales rose by 5.2%, from € 495 million in 2004 to €  521 million in 2005. As a percentage of net sales, cost of sales decreased from 23.5% to 22.0% over the same period. The relative decrease in cost of sales was mainly driven by the shipment of higher volumes of Pantoprazole, which has lower manufacturing costs relative to its selling price than most products in our portfolio. The increase in Pantoprazole shipments also led to a higher utilization in our production sites, which positively influenced our cost of sales as a percentage of net sales.
      Selling and distribution expenses. Selling and distribution expenses of our pharmaceuticals segment increased by 23.0%, from € 645 million in 2004 to € 793 million in 2005. As a percentage of net sales, selling and distribution expenses increased from 30.6% to 33.5% over the same period. This development mainly reflects increased selling and distribution expenses incurred in connection with the launch of Alvesco®, our increased efforts to maximize the market potential of Pantoprazole, mainly in Europe, and the marketing of our topical products in the United States.
      Research and development expenses. Research and development expenses of our pharmaceuticals segment rose by 2.2% from € 410 million in 2004 to €  418 million in 2005. As a percentage of pharmaceuticals net sales research and development expenses decreased from 19.4% to 17.7% during the period under review. Our strategy is to allocate approximately 20% of our therapeutics net sales in any given year to R&D projects. In 2005, research and development expenses, expressed as a percentage of therapeutics net sales, remained within the targeted range, decreasing from 22.3% to 20.2%. The increase in the absolute level of our research and development expenses is mainly attributable to higher development costs for Ciclesonide. In 2005, we allocated approximately 25% of our research and development expenses to basic research and drug discovery and spent approximately 75% on development, particularly the development of Ciclesonide and Roflumilast.
      General administrative expenses. General administrative expenses of our pharmaceuticals segment increased by 14.6%, from € 67 million in 2004 to €  77 million in 2005. As a percentage of net sales, general administrative expenses increased slightly from 3.2% to 3.3% over the same period. This increase was due to higher compliance costs in connection with the Sarbanes-Oxley Act of 2002 and increased IT expenses incurred in 2005.
      Other operating income and expenses. Other operating income of our pharmaceuticals segment increased significantly by 32.0% from € 58 million in 2004 to € 75 million in 2005. This increase is mainly attributable to previously deferred revenues recognized as income in connection with the termination of our co-development and co-marketing agreement with Pfizer, and also to higher gains from the disposal of assets. Other operating expenses remained flat at €  26 million in 2005.

2004 compared with 2003
      Net sales. Net sales of our pharmaceuticals segment increased by 6.5% from € 1,980 million in 2003 to € 2,109 million in 2004. As in prior years, this development was almost exclusively driven by a significant increase in the net sales of Pantoprazole. In the period under review, net sales of Pantoprazole rose by 9.2%, from € 1,113 million in 2003 to € 1,216 million in 2004, which corresponds to a revenue contribution to the segment of 57.6% in 2004. In 2004, Pantoprazole again achieved double-digit net sales growth in local currencies in most parts of the world. This positive trend was partially offset by a decrease in net sales resulting from unfavorable exchange rate movements of the euro vis-à-vis the U.S. dollar and currencies linked to the U.S. dollar, which reduced the segment’s net sales by two percentage points, and adverse regulatory changes, particularly in Germany. Dispositions and acquisitions, including the acquisition of the OTC drug Neosaldina® in 2003, accounted for one percentage point of the increase in our pharmaceuticals net sales. Excluding acquisitions, dispositions and currency effects the net sales of our pharmaceuticals segment would have grown by approximately 8% in 2004.
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
      In 2004, net sales of our pharmaceuticals segment increased in most geographic regions in which we are active. The only exception was Germany, where net sales were affected by increased fixed mandatory rebates (Kassenrabatte) imposed by the German government on the prices for most ethical therapeutics. As from January 1, 2005, Pantoprazole ceased to be subject to the German fixed mandatory rebate system and instead became subject to a statutory fixed price in Germany. For more information on the accounting impact of the mandatory rebate system, see “Critical Accounting Policies — Revenue Recognition”. We experienced the strongest growth in Europe (excluding Germany) due to increased Pantoprazole sales in almost all relevant markets. In the United States we experienced only a moderate rise in net sales mainly due to unfavorable currency exchange developments and increased competition on the U.S. PPI market. In Latin America, we achieved double-digit net sales growth despite unfavorable currency exchange rate effects, primarily due to the economic upturn as well as additional revenues resulting from the acquisition of Neosaldina®.

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
      In 2004, our net sales growth, as in prior years, was driven by our therapeutics franchise, mainly as a result of the growth of our gastrointestinal franchise, which grew by 10.1% and accounted for 74% of our overall therapeutics revenues in 2004. The main growth driver within our gastrointestinal franchise continued to be Pantoprazole. Net sales of Pantoprazole rose from € 1,113 million in 2003 to € 1,216 million in 2004, contributing 66.1 percentage points to therapeutics net sales. Despite competition from a variety of other PPIs, both branded and generic, and from OTC versions of Omeprazole-based PPIs, Pantoprazole’s share of prescriptions of the U.S. PPI market continued to rise until autumn 2004 and then stabilized. Given that Pantoprazole has meanwhile achieved a significant share in most markets and based on recent market data, we expect the growth of our net sales of this drug to slow in the coming years. Our respiratory net sales remained flat at € 59 million. Net sales from other therapeutics, which mainly comprises cardiovascular therapeutics, experienced a modest decline from € 424 million in 2003 to €  413 million in 2004 due to the loss of exclusivity for an in-licensed cardiovascular product.
      Net sales of our OTC business increased by 10.7% mainly as a result of the acquisition of Neosaldina® in December 2003.
      Net sales of our imaging business experienced a moderate increase of 3.3% in 2004, due primarily to increased net sales of our magnetic resonance imaging portfolio in Europe (excluding Germany).
Operating income
      Cost of sales. In our pharmaceuticals segment, cost of sales rose by 1.6%, from € 487 million in 2003 to €  495 million in 2004. As a percentage of net sales, cost of sales decreased from 24.6% to 23.5% over the same period. The relative decrease in cost of sales was mainly driven by the shipment of higher volumes of Pantoprazole.
      Selling and distribution expenses. Selling and distribution expenses of our pharmaceuticals segment increased by 8.0%, from € 597 million in 2003 to €  645 million in 2004. As a percentage of net sales, selling and distribution expenses increased slightly from 30.2% to 30.6% over the same period. This development mainly reflects increased selling and distribution expenses incurred in connection with preparations for the expected launch of our pipeline drugs Ciclesonide and Roflumilast, especially in the United States and Germany.
      Research and development expenses. Research and development expenses of our pharmaceuticals segment rose by 8.8% from € 376 million in 2003 to €  410 million in 2004. As a percentage of pharmaceuticals net sales research and development expenses increased slightly from 19.0% to 19.4% in 2004. Expressed as a percentage of therapeutics net sales, research and development expenses increased slightly from 21.8% to 22.3% in the same period, which is in line with our strategy to allocate approximately

20% of our therapeutics net sales in any given year to R&D projects. The majority of our research and development expenses in 2004 were due to R&D activities related to clinical trials and regulatory filings in connection with the expected launch of Roflumilast and Ciclesonide, for which we received approval in some major European markets in 2004. In 2004, we allocated approximately 25% of our research and development expenses to basic research and drug discovery and spent approximately 75% on development.
      General administrative expenses. General administrative expenses of our pharmaceuticals segment increased by 40.9%, from € 48 million in 2003 to €  67 million in 2004. As a percentage of net sales, general administrative expenses increased from 2.4% to 3.2% over the same period. This increase was due to higher insurance fees and the recruitment of additional employees, mainly to strengthen the corporate function of the ALTANA Pharma headquarters.
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
Chemicals
      The following table sets forth selected information for our chemicals segment for the three years ended December 31, 2005:
Chemicals Results of Operations(1)

	Year ended December 31,
	2003(2)		2004(2)		2005

	(€ in	(% of	(€ in	(% of	(€ in	(% of
	millions)	net sales)	millions)	net sales)	millions)	net sales)
Net sales	755	100.0	854	100.0	907	100.0
Cost of sales	(461)	(61.1)	(520)	(61.0)	(567)	(62.5)

Gross profit	294	38.9	333	39.0	340	37.5
Selling and distribution expenses	(113)	(15.0)	(134)	(15.7)	(133)	(14.7)
Research and development expenses	(36)	(4.8)	(38)	(4.4)	(47)	(5.1)
General administrative expenses	(42)	(5.5)	(49)	(5.7)	(58)	(6.4)
Other operating income	5	0.8	9	1.1	14	1.6
Other operating expenses	(18)	(2.4)	(4)	(0.5)	(4)	(0.4)

Operating income	90	11.9	118	13.8	113	12.5

(1)	Columns may not add due to rounding.

(2)	2003 and 2004 figures have been adjusted to reflect the retroactive application of IFRS 2. For further details regarding the new accounting principles see Note 2 of our consolidated financial statements as of and for the year ended December 31, 2005.

2005 compared with 2004
      Net Sales. Net sales of our chemicals segment increased in 2005 by 6.2%, from € 854 million in 2004 to € 907 million in 2005. This increase reflects the acquisitions of the ECKART Group and Kelstar International, which led to an increase of €  84 million, as well as organic growth of our business, mainly in our Additives & Instruments and our Coatings & Sealants businesses, the effects of which were partially offset by dispositions in our Coatings & Sealants business. Changes in exchange rates did not have a material effect on the net sales of our chemicals segment. The net effect of acquisitions and dispositions contributed three percentage points to the net sales of the segment. Excluding acquisitions, dispositions and exchange rate effects, our chemicals net sales would have increased by 3.1%.
      The following table breaks down the net sales of our chemicals segment by geographic region for the two years ended December 31, 2004 and 2005:
Net Sales by Geographic Region(1)(2)

	Year ended December 31,
	2004	2005	Increase (decrease)

	(€ in millions)		(%)
Germany	120	142	18.6
Europe (excl. Germany)	334	313	(6.6)
U.S.A.	122	144	17.8
North America (excl. U.S.A.)	9	13	36.2
Asia	195	214	9.9
Other	74	81	11.3

Total	854	907	6.2

(1)	By location of customers.

(2)	Columns may not add due to rounding.
      The increase in net sales in almost all regions of the world was driven by the net sales contributions of the ECKART Group, which we acquired in October 2005. In Europe (excluding Germany) the disposition of a subsidiary led to a decrease in net sales. The robust economic development and net sales attributable to our recent acquisitions of the ECKART Group and Kelstar International led to an increase of net sales in the United States by 36.2%.

      The following table sets forth the net sales of our chemicals segment by business area for the two years ended December 31, 2004 and 2005:
Net Sales by Business Area(1)

	Year ended December 31,
	2004	2005	Increase (decrease)

	(€ in millions)		(%)
Additives & Instruments	348	364	4.5
Effect Pigments	—	75	—
Electrical Insulation	291	293	0.8
Coatings & Sealants	215	175	(18.7)

Total	854	907	6.2

(1)	Columns may not add due to rounding.
      In 2005, all business areas of our chemicals segment, particularly our Additives & Instruments and our Coatings & Sealants businesses, achieved operating growth. Our Effect Pigments business comprises the business of the ECKART Group, which we acquired in the fourth quarter of 2005. Net sales of our Electrical Insulation business remained flat as price increases were offset by a decrease in volumes. The decline in the net sales of our Coatings & Sealants business primarily reflects the net effect of various acquisitions and dispositions in 2005. Excluding these effects, net sales would have increased by 4.6%.
      Cost of sales. Cost of sales of our chemicals segment increased by 8.9%, from € 520 million in 2004 to €  567 million in 2005. As a percentage of net sales, cost of sales increased from 61.0% to 62.5% during the same period. The absolute and relative increase of the segment’s cost of sales is attributable to contributions of businesses acquired and accelerated increases in raw material prices.
      Selling and distribution expenses. Selling and distribution expenses of our chemicals segment decreased slightly by 0.6% from € 134 million in 2004 to €  133 million in 2005. In relative terms, selling and distribution expenses decreased from 15.7% to 14.7%. The absolute decrease in selling and distribution expenses despite the acquisitions of the ECKART Group and Kelstar International reflects our efforts to streamline our selling and distribution processes in all our business areas of our chemicals segment. The relative decrease in selling and distribution expenses is due to the fact that the selling and distribution expenses of our recently acquired businesses were significantly lower than those of our existing businesses.
      Research and development expenses. The level of research and development expenses incurred by our chemicals segment is driven by the requirements of our customers and typically amounts to around 5% of the segment’s net sales. Research and development expenses of our chemicals segment increased by 22.5% from € 38 million in 2004 to €  47 million in 2005. As a percentage of net sales, research and development expenses increased from 4.4% to 5.1% in the same period.
      General administrative expenses. General administrative expenses of our chemicals segment increased by 18.4% from € 49 million in 2004 to €  58 million in 2005. As a percentage of net sales, general administrative expenses increased from 5.7% in 2004 to 6.4% in 2005. The increase in general administrative expenses in both absolute and relative terms mainly reflects two acquisitions completed in the fourth quarter of 2005.
      Other operating income and expenses. Other operating income of our chemicals segment increased from € 9 million in 2004 to € 14 million in 2005, primarily reflecting higher gains on the sale of businesses compared to 2004. Other operating expenses remained flat at €  4 million in 2005.

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

      The following table sets forth the net sales of our chemicals segment by business area for the two years ended December 31, 2003 and 2004:
Net Sales by Business Area(1)

	Year ended December 31,
	2003	2004	Increase (decrease)

	(€ in millions)		(%)
Additives & Instruments	308	348	13.0
Electrical Insulation	225	291	29.2
Coatings & Sealants	222	215	(3.1)

Total	755	854	13.1

(1)	Columns may not add due to rounding.
      In 2004, the net sales of all business areas of our chemicals segment continued to be negatively affected by unfavorable exchange rates, even as the economic environment recovered. The growth of our Additives & Instruments business was mainly attributable to organic growth of this business in all regions of the world. The growth of our Electrical Insulation business includes the effects of an acquisition, which contributed €  44 million to net sales in 2004. Excluding acquisition, disposition and currency effects, our Electrical Insulation business would have experienced an increase in net sales of 12%. Our Coatings & Sealants business suffered a decline due to several dispositions in 2004. Excluding these effects, net sales would have increased by 7%.
      Cost of sales. Cost of sales of our chemicals segment increased by 12.9%, from € 461 million in 2003 to €  520 million in 2004. As a percentage of net sales, cost of sales decreased from 61.1% to 61.0% during the same period. The growth of the segment’s cost of sales is in line with its increased business volume, which is substantially attributable to an acquisition made in August 2003. The modest decline in cost of sales as a percentage of net sales, despite rising raw material prices, is attributable to the fact that we started to manufacture certain of our products, which were formerly produced by contractors, ourselves.
      Selling and distribution expenses. Selling and distribution expenses of our chemicals segment increased by 18.1% from € 113 million in 2003 to €  134 million in 2004. In relative terms, selling and distribution expenses increased from 15.0% to 15.7%. The increase in selling and distribution expenses was due to the expanded business volume resulting in higher freight, shipping and storage costs and to a lesser degree to an acquisition we made in August 2003.
      Research and development expenses. The level of research and development expenses incurred by our chemicals segment is determined by the requirements of our customers and, in any year, typically amounts to around 5% of the segment’s net sales. Research and development expenses of our chemicals segment increased by 4.2% from € 36 million in 2003 to €  38 million in 2004. As a percentage of net sales, research and development expenses decreased slightly from 4.8% to 4.4% in the same period.
      General administrative expenses. General administrative expenses of our chemicals segment increased by 17.0% from € 42 million in 2003 to €  49 million in 2004. The increase in general administrative expenses is mainly due to an acquisition completed in August 2003. As a percentage of net sales, general administrative expenses increased slightly from 5.5% in 2003 to 5.7% in 2004.
      Other operating income and expenses. Other operating income of our chemicals segment increased from € 5 million in 2003 to € 9 million in 2004, whereas other operating expenses decreased from € 18 million in 2003 to €  4 million in 2004, primarily reflecting the change in the accounting for goodwill resulting from the adoption of IFRS 3.

Liquidity and Capital Resources
Cash Flow
      The following table highlights selected cash flow data for each of the three years ended December 31, 2005:
Cash Flow(1)

	Year ended December 31,
	2003	2004	2005

	(€ in millions)
Net cash flow provided by operating activities	425	427	645
Net cash flow used in investing activities	(298)	(192)	(637)
Net cash flow (used in)/provided by financing activities	(152)	(201)	130
Cash and cash equivalents, year end(2)	288	317	469

(1)	Columns may not add due to rounding.

(2)	Excluding marketable securities.
2005 compared with 2004
      Net cash flow provided by operating activities. Net cash flow provided by operating activities increased by 51.1%, from € 427 million in 2004 to € 645 million in 2005. This increase was due to increased operating profits, which led to a rise in net cash flow provided by operating activities before changes in working capital of 14.5% to €  583 million. The increase was supported by lower volumes of cash utilized in working capital compared with 2004.
      Net cash flow used in investing activities. Net cash used in investing activities increased significantly by 231.2%, from € 192 million in 2004 to €  637 million in 2005. This increase primarily reflects acquisitions in our chemicals segment. The 2005 figure reflects the net cash effect of:

•	A € 579 million cash outflow resulting from acquisitions we made in our chemicals segment.

•	A € 246 million cash outflow primarily reflecting investments in property, plant and equipment and intangible assets.

•	A € 146 million cash inflow reflecting the net effect of a € 273 million cash inflow resulting from sales of marketable securities and a € 127 million cash outflow due to purchases of marketable securities.

      The following table sets forth our capital expenditures (excluding goodwill) for the years ended December 31, 2004 and 2005:
Capital Expenditures

	Year ended
	December 31,

	2004	2005

	(€ in millions)
Pharmaceuticals	165	201
Chemicals	60	44
Holding Company	1	1

Total	226	246

      Net cash flow provided by financing activities. Financing activities led to a cash inflow of € 130 million in 2005 compared to a cash outflow of €  201 million in 2004. This change reflects cash inflows due to debt incurred to finance acquisitions we made in our chemicals segment in 2005 and the fact that in 2005 we did not purchase treasury shares. The 2005 figure reflects the net cash effects of, among other things:

•	A € 240 million cash inflow mainly attributable to the debt we incurred, mainly in connection with acquisitions we made in our chemicals segment.

•	A € 129 million cash outflow reflecting the payment of a dividend in the amount of € 0.95 per share in respect of 2004.

•	A € 22 million cash inflow resulting from the sale of treasury shares, primarily in connection with our stock option plans.
      Net financial position. At December 31, 2005, we had cash and cash equivalents – that is, cash on hand and in bank accounts as well as highly liquid investments with original maturities of three months or less – in the amount of € 469 million, compared with cash and cash equivalents of € 317 million at December 31, 2004, corresponding to an increase of €  152 million during the period under review. The increase in cash and cash equivalents at December 31, 2005 compared with December 31, 2004 mainly reflects the high net cash inflow provided by operating activities, which was almost completely offset by net cash flow used in investing activities and positive cash flow from financing activities in the period under review.
      At December 31, 2005, we had marketable securities in the amount of € 134 million, compared with marketable securities of € 263 million at December 31, 2004, corresponding to a decrease of €  129 million. The decrease in marketable securities at December 31, 2005 compared with December 31, 2004 primarily reflects the sale of marketable securities, the proceeds of which we used to finance acquisitions we made in our chemicals segment.
      We had debt in the amount of € 389 million at December 31, 2005, compared with debt of € 58 million at December 31, 2004, corresponding to an increase of €  331 million during the period under review. The increase in debt was mainly attributable to debt incurred to finance acquisitions we made in our chemicals segment. For the years ended December 31, 2005 and 2004, weighted average interest rates for borrowings from banks were 2.7% and 2.0%, respectively.
2004 compared with 2003
      Net cash flow provided by operating activities. Net cash flow provided by operating activities increased slightly by 0.4%, from € 425 million in 2003 to € 427 million in 2004. This slight increase was mainly due to increased operating profits, which led to a rise in net cash flow provided by operating activities before changes in working capital of 17.1% to €  509 million. This increase was almost completely offset by higher volumes of cash bound in working capital, mainly due to an increase in accounts receivable in our pharmaceuticals segment.
      Net cash flow used in investing activities. Net cash used in investing activities decreased by 35.5%, from € 298 million in 2003 to €  192 million in 2004. This decline was primarily due to an acquisition in our chemicals segment in August 2003. The 2004 figure primarily reflects the net cash effect of:

•	A € 226 million cash outflow primarily reflecting investments in property, plant and equipment and intangible assets.

•	A € 33 million cash inflow reflecting the net effect of a € 218 million cash inflow resulting from sales of marketable securities and € 185 million cash outflow due to purchases of marketable securities.

•	A € 22 million cash inflow stemming from the sale of property, plant and equipment, intangible assets and financial assets, and certain product lines.
      The following table sets forth our capital expenditures (excluding goodwill) for the years ended December 31, 2003 and 2004:
Capital Expenditures

	Year ended
	December 31,

	2003	2004

	(€ in millions)
Pharmaceuticals	141	165
Chemicals	86	60
Holding Company	10	1

Total	237	226

      Net cash flow used in financing activities. Net cash used in financing activities increased by 32.4%, from € 152 million in 2003 to €  201 million in 2004. This increase reflects higher cash outflows due to higher dividend payments in 2004, the amortization of long term financial debt and lower proceeds from the sale of treasury shares used in connection with our stock option plans. For more information on our stock option plans see “Item 6: Directors, Senior Management and Employees — Share Ownership — Stock Option Plans”. The 2004 figure reflects the net cash effect of, among other things:

•	A € 113 million cash outflow reflecting the payment of a dividend in the amount of € 0.83 per share in respect of 2003.

•	A € 76 million cash outflow resulting from the purchase of treasury shares, primarily in connection with our stock option plans, which was partially offset by the € 18 million cash inflow resulting from the sale of treasury shares.

•	A € 35 million cash outflow mainly attributable to the repayment of long-term debt related to our pharmaceuticals segment.
      Net financial position. At December 31, 2004, we had cash and cash equivalents in the amount of € 317 million, compared with cash and cash equivalents of € 288 million at December 31, 2003, corresponding to an increase of €  29 million during the period under review. The increase in cash and cash equivalents at December 31, 2004 compared with December 31, 2003 mainly reflects the high net cash flow provided by operating activities, which was almost completely offset by net cash flow used in investing and financing activities in the period under review.
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
      We had debt in the amount of € 58 million at December 31, 2004, compared with debt of € 96 million at December 31, 2003, corresponding to a decline of €  38 million during the period under review. The decline in debt was mainly attributable to repayments of financial debt by our pharmaceuticals segment. For the years ended December 31, 2004 and 2003, weighted average interest rates for borrowings from banks were 2.0% and 6.5%, respectively.
Liquidity Commitments and Capital Requirements
      Special purpose entities, irrespective of their legal structure, are included in our consolidated financial statements when we have the power to govern their financial and operating policies. We have no special purpose entities that are not consolidated in our financial statements. Moreover, we have no material off-balance sheet arrangements that are reasonably likely to have a material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
      The following table provides a maturity analysis of our contractual obligations as of December 31, 2005:
Contractual Obligations(1)

		As of December 31, 2005

		Payments due by period
	Total	<1 year	1-3 years	4-5 years	>5 years

	(€ in millions)
Debt(2)	394	327	31	12	23
Capital leases	7	1	1	1	4
Operating leases	104	22	31	20	31
R&D obligations(3)	32	29	3	0	0

(1)	Columns and rows may not add due to rounding.

(2)	Amounts include interest payments. Because a significant portion of our debt is subject to variable interest rates, we calculated interest payments based on the weighted average interest rate for bank borrowings at December 31, 2005.

(3)	Includes minimum and estimated milestone payments under our various R&D agreements.
      As of December 31, 2005, we had commitments for investments in property, plant and equipment in the amount of € 51 million, most of which expire in the short term, guarantees for pension commitments in the amount of € 15 million and other commercial commitments in the amount of €  4 million. See Note 27 to our consolidated financial statements for additional information on our commitments and contingencies as of December 31, 2005.

      As of December 31, 2005, we had recorded provisions for our pension benefit and other post-retirement obligations in the amount of €  358 million. For more information on our accounting for our pension obligations, see “Critical Accounting Policies — Pension Plans” and Note 14 of our consolidated financial statements.
      We typically fund our capital expenditures with our cash flow from operations and, if such funds are not sufficient, liquid funds, including cash, cash equivalents and marketable securities.
      On May 4, 2005, our shareholders’ meeting approved a proposal by our management and supervisory boards to pay a dividend of €  0.95 per no-par value share in respect of 2004, with the amount attributable to treasury shares to be allocated to retained earnings.
      We believe that cash flows from operating activities along with available cash and cash equivalents and marketable securities will be sufficient to fund all of our regular operating needs in the coming 18 months, including capital expenditures, research and development projects and dividends.
U.S. GAAP Reconciliation
      We prepare our financial statements in accordance with IFRS, which differ in certain respects from U.S. GAAP. See Notes 32 and 33 to our consolidated financial statements for a reconciliation of our net income for the three years ended December 31, 2005 and shareholders’ equity as of December 31, 2004 and 2005 as well as for additional details on the reconciliation from IFRS to U.S. GAAP.
Changes in Accounting Policies
      We have retroactively applied IFRS 2, the amendment to IAS 19 and IAS 39 (revised) and adjusted several items in our consolidated financial statements for the years ended December 31, 2003 and 2004 accordingly. For additional information, see Note 2 to our consolidated financial statements.
New Accounting Standards
      For a discussion of new IFRS and U.S. GAAP accounting standards, see Notes 2 and 33 to our consolidated financial statements.

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
      Under German law, our shareholders have no direct recourse against the members of our management board or the members of our supervisory board in the event of a breach of duty. Apart from insolvency and other special circumstances, only we have the right to claim damages from the members of our two boards. We may waive or settle claims only if at least three years have passed since any violation of a duty occurred and only if our shareholders approve the waiver or settlement at a shareholders’ meeting with a simple majority of the votes cast, provided that no shareholders who in the aggregate hold one-tenth or more of our share capital oppose the waiver or settlement and have their opposition formally recorded in the minutes. See “Item 10: Additional Information — Rights, Preferences and Restrictions Attaching to our Shares” for more information on individual shareholders’ ability to institute a legal action against our board members.
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

      Our supervisory board meets at least twice every half year. In 2005, our supervisory board met five times. The main functions of our supervisory board are:

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
      Our supervisory board has established a remuneration committee (Personalausschuss) and an audit committee (Prüfungsausschuss). The remuneration committee is responsible for reviewing and approving the terms of contracts between us and the members of our management board. The audit committee is responsible for engaging the auditor and determining the audit fee following the appointment of the auditor by our shareholders’ meeting. The audit committee also determines the areas on which the auditor should put the emphasis when auditing our financial statements, monitors the auditor’s independence and reviews our financial statements before they are presented to our supervisory board. In addition, the audit committee oversees the operation of the internal monitoring system for risk management purposes that has been implemented by our management board. In 2005, our audit committee adopted procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters.
      The following table sets forth the names and functions of the current members of our supervisory board, their ages at December 31, 2005, the year in which their current terms expire and their principal business activities outside of our company.
Supervisory Board Members

Name	Age	Term expires	Principal business activities outside of our company

Shareholder Representatives:
Justus Mische(1)	67	2008	Member of the supervisory boards of B. Braun
Chairman			Melsungen AG (chairman), Software AG
Susanne Klatten(1)	43	2008	Honorary Senator of the Technical University Munich
Second deputy			(Technische Universität München), member of the
chairwoman			supervisory boards of Bayerische Motoren Werke AG, ALTANA Pharma AG, member of the advisory board of UnternehmerTUM GmbH, non-executive director of the university council of Technical University Munich (Technische Universität München)
Dr. Uwe-Ernst Bufe(2)	61	2006	Member of the supervisory boards of Air Liquide Deutschland GmbH, Cognis Verwaltungs-GmbH, Frankfurter Versicherungs AG, UBS Deutschland AG, Solvay S.A., Akzo Nobel N.V., Umicore S.A.

Name	Age	Term expires	Principal business activities outside of our company

Prof. Dr. Dr. h.c. mult. Wolfgang A. Herrmann	57	2008	President of the Technical University Munich (Technische Universität München); member of the supervisory boards of Degussa AG, TUM-Tech GmbH
Prof. Dr. Heinz Riesenhuber	70	2006	Member of the supervisory boards of Evotec AG (chairman), Frankfurter Allgemeine Zeitung GmbH, HBM BioVentures AG, Henkel KGaA, Vodafone Deutschland GmbH, VfW AG, Kabel Deutschland GmbH (chairman)
Dr. Klaus-Jürgen Schmieder(2)	57	2006	Member of the management board of L’Air Liquide S.A.; member of the supervisory boards of Air Liquide Deutschland GmbH, Air Liquide Italia S.r.l., AL Air Liquide España S.A.
Employee Representatives:
Marcel Becker(1)	57	2008	Full-time member of works council; chairman of
First deputy chairman			group’s works council
Yvonne D’Alpaos- Götz(2)	52	2008	Full-time member of works council; chairwoman of the central works council of ALTANA Pharma AG, member of the supervisory board of ALTANA Pharma AG
Dr. Rango Dietrich	54	2008	None
Ulrich Gajewiak(1)	42	2008	None
Ralf Giesen(2)	42	2008	Secretary of the board of Mining, Chemical and Energy Industrial Union (IG Bergbau, Chemie, Energie); member of the supervisory boards of Bayer Material Science AG, Vattenfall Europe Mining AG, RAG Aktiengesellschaft
Dr. Thomas Martin	41	2008	Chairman of the VAA works group of ALTANA Pharma AG

(1)	Member of the remuneration committee.

(2)	Member of the audit committee.
      The business address of the members of our supervisory board is the same as our business address: Am Pilgerrain 15, D-61352 Bad Homburg v.d. Höhe, Germany.
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
      The table below gives an overview of the present members of our management board, their ages at December 31, 2005, the year in which their current terms expire and their positions within our company:
Management Board Members

Name	Age	Term expires	Position

Dr. Nikolaus Schweickart	62	2007	Chairman and Chief Executive Officer
Dr. Hermann Küllmer	62	2007	Chief Financial Officer
Dr. Hans-Joachim Lohrisch	56	2007	Head of Pharmaceuticals
Dr. Matthias L. Wolfgruber	51	2010	Head of Chemicals
      The business address of the members of our management board is the same as our business address: Am Pilgerrain 15, D-61352 Bad Homburg v.d. Höhe, Germany.
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
Compensation
Supervisory board
      The members of our supervisory board receive annual compensation in an amount that is determined by our Articles of Association, which may only be amended by our shareholders’ meeting. Their compensation consists of a fixed portion of € 20,000, €  10,000 of which is payable in shares of our company, and a variable portion the amount of which depends on the relationship that our annual dividend bears to our share capital. The chairman of the supervisory board receives twice this amount and the deputy chairpersons one and a half times this amount. In addition, our supervisory board members are entitled to be reimbursed for their out-of-pocket expenses. The chairpersons of the remuneration and the audit committees each receive an additional € 40,000 per year, while ordinary members of these committees receive an additional € 20,000 per year. Provided that the proposal regarding the dividend to be distributed in respect of 2005 is approved at the annual shareholders’ meeting, the compensation paid to our supervisory board members in respect of 2005 totals € 1.5 million, of which € 1.0 million is variable and €  0.2 million is remuneration for supervisory board committee work. In addition, we reimburse the members of our supervisory board for all expenses incurred in connection with their activities as supervisory board members, including any VAT paid in respect of compensation received.
      The table below provides a breakdown of the compensation paid to each member of our supervisory board for 2005:
Supervisory Board Compensation

	For the year ended December 31, 2005
	Fixed(1)	Variable	Committee	Total

		(€ in thousands)
Justus Mische	40	149	40	229
Marcel Becker	30	112	20	162
Susanne Klatten	30	112	20	162
Dr. Uwe-Ernst Bufe	20	74	20	114
Yvonne D’Alpaos-Götz	20	74	20	114
Dr. Rango Dietrich	20	74	0	94
Ulrich Gajewiak	20	74	20	114
Ralf Giesen	20	74	20	114
Prof. Dr. Dr. h.c. mult. Wolfgang	20	74	0	94
A. Herrmann
Dr. Thomas Martin	20	74	0	94
Prof. Dr. Heinz Riesenhuber	20	74	0	94
Dr. Klaus-Jürgen Schmieder	20	74	40	134
Total	280	1,039	200	1,519

(1)	50% of this amount was paid in shares of our company at the closing price of € 46.00 on Xetra on December 30, 2005.
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
      Remuneration for the members of the management board is to a significant extent performance-related. In fiscal year 2005, it had three components: a fixed salary, a variable bonus and stock-based compensation. The fixed salary and the bonus are based on a target compensation comprising approximately one-third fixed and two-thirds variable remuneration. The amount of the variable compensation is based on our operating income before interest, taxes and amortization/impairment of goodwill (“EBITA”) and our return on capital employed (“ROCE”).
      The remuneration of the management board members is composed as follows:

•	Fixed compensation is paid as a monthly salary.

•	Variable compensation for Dr. Schweickart and Dr. Küllmer is based on the group’s, and for Dr. Lohrisch and Dr. Wolfgruber on our divisions’, achievement of certain ROCE and EBITA targets. These targets are set at the beginning of each fiscal year by the remuneration committee on the basis of the most recent internal plan data approved by the supervisory board. The target of the variable compensation is associated with a defined compensation amount. The bonus may range from 0% to 150%. In 2005, the members of our management board achieved target values within the range of 82% to 131%.

•	Stock-based compensation is determined by the remuneration committee. In 2005, we granted our management board members a total of 117,000 options under the stock option plan 2005, each option being exercisable for one share at an exercise price of € 47.49 subject to certain conditions. For more information see “Share Ownership — Stock Option Plans”.
      The remuneration committee determines the amount of the fixed compensation and the target value of the variable compensation. At its meeting on November 17, 2004, the remuneration committee determined the target value of the variable compensation for 2005. On May 4, 2005, the remuneration committee determined the number of stock options granted to the members of the management board under the stock option plan 2005.
      As a result, cash compensation in 2005 amounted to € 5.1 million, compared with €  4.7 million in 2004, representing an increase of 8.8%.
      The following table describes the details of cash compensation:

	Fixed	Variable
	compensation	compensation	Total

	(€ in thousands)
Dr. Nikolaus Schweickart	500	1,536	2,036
Dr. Hermann Küllmer	342	691	1,033
Dr. Hans-Joachim Lohrisch	375	914	1,289
Dr. Matthias L. Wolfgruber	319	459	778

Total	1,536	3,600	5,136

      At its meeting on November 24, 2005, the remuneration committee determined the target value of the variable compensation for 2006.

      The number of the stock options, their fair value and their value at December 31, 2005 are shown in the following table. Cash proceeds from the exercise of stock options may differ significantly from the amounts stated in the table below. In total, members of the management board held 529,500 options at December 31, 2005 compared with 412,500 options at December 31, 2004 granted under various stock option plans.
Number of outstanding options(1)

	Plan 2001		Plan 2002		Plan 2003		Plan 2004		Plan 2005
		Fair		Fair		Fair		Fair		Fair	Total
	Number	value at	Number	value at	Number	value at	Number	value at	Number	value at	Number	Fair value
	of	the date	of	the date	of	the date	of	the date	of	the date	of	December 31,
	Options	of grant	Options	of grant	Options	of grant	Options	of grant	Options	of grant	Options	2005

	(€ in thousands)
Dr. Nikolaus Schweickart (chairman)	30,000	502	40,000	1,080	40,000	547	40,000	461	36,000	203	186,000	1,137
Dr. Hermann Küllmer	0	0	30,000	810	30,000	410	30,000	346	27,000	152	117,000	726
Dr. Hans-Joachim Lohrisch	22,500	376	30,000	810	30,000	410	30,000	346	27,000	152	139,500	853
Dr. Matthias L. Wolfgruber	0	0	0	0	30,000	410	30,000	346	27,000	152	87,000	457

Total	52,500	878	100,000	2,700	130,000	1,777	130,000	1,499	117,000	659	529,500	3,173

Fair value December 31, 2005		296		896		630		498		853

(1)	The fair value of the options at the date of grant is calculated based on the Binomial option pricing model.
      Pension commitments up to and including fiscal year 2005 were made on a defined benefit basis.
      We cover pension commitments for current members of our management board and for former members of the management board and their surviving dependents. At December 31, 2005, the total amount that we had accrued for the payment of pensions to the current members of our management board equaled € 5.5 million (2004: € 4.4 million), and the total amount that we had accrued for former management board members and their surviving dependents amounted to € 6.8 million (2004: €  6.9 million).
      We did not grant any loans to the members of the management board in 2005.
      We have provided and will continue to provide insurance for the indemnification of our directors and officers against any general civil liability they may incur in connection with their activities on our behalf, subject to certain limitations and a deductible, as well as against liabilities under the Securities Act.
Employees
      At December 31, 2005, we employed 13,276 people, compared with 10,783 employees and 10,402 employees at December 31, 2004 and 2003, respectively.
      The following table provides a breakdown of the number of our employees by main category of activity and location for each of the three years ended December 31, 2003, 2004 and 2005, respectively:

Employees by Main Category of Activity and Location

	As of December 31,
	2003	2004	2005

By division
Pharmaceuticals	7,702	8,200	8,832
Chemicals	2,634	2,521	4,384
Holding company	66	62	60
By main category of activity
R&D	2,000	2,125	2,361
Production and logistics	3,651	3,571	4,821
Marketing and distribution	3,377	3,592	4,228
Administration	1,374	1,495	1,866
By location
Germany	4,816	4,958	6,341
Europe (excl. Germany)	2,363	2,315	2,536
North America	1,332	1,416	2,055
Latin America	1,300	1,439	1,500
Other	591	655	844

Total	10,402	10,783	13,276

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
      We offer our German employees a special investment program called “Altersvorsorge Aktiv mit ALTANA (“AAA”)”. Participating employees may designate a defined amount of their gross salary or wages to be deposited in investment funds, subject to an annual minimum interest rate guaranteed by us.
      During the last three years, we have not experienced any material labor disputes resulting in work stoppages.
Share Ownership
      At March 15, 2006, Ms. Klatten owned 70,332,974 shares, or 50.1%, of our issued share capital or 51.8% of our outstanding share capital. The shares and options held by the other members of our supervisory board and our management board members represent less than 1% of our issued share capital. See “Item 7: Major Shareholders and Related Party Transactions”.
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
Stock Option Plans
      With our stock option plans, we aim to align the interests of our management board members, senior executives and selected key employees with the interests of our company and our shareholders.
      In 1999, we launched for the first time a stock option plan, which was open to the members of our management board, senior executives and certain other key employees. In July 2000 and July 2001, we launched similar plans. Starting with the 2001 plan, we extended the eligibility criteria to include other employees who we consider to have high potential. In 2002, we offered two different plans. One of them (“Plan A”) was open to the members of our management board and certain executives of our two divisions, whereas the other plan (“Plan B”) was open to other key members of management. In 2003, we adopted a new stock option plan for the members of our management board, the top management of our divisions, the managing directors and certain senior executives of certain of our subsidiaries and certain junior executives. Similar plans were launched in 2004 and 2005. The 2003 plan provides that the remuneration committee may cap the gains realizable upon the exercise of the options granted to our management board members if unforeseen extraordinary developments led to a disproportionate increase in the price of our shares. Under the 2004 and 2005 plans, this provision applies to all plan participants. Under the 2005 plan, profits from exercise of each option are capped at the amount of the exercise price of each option.
      Under the 1999, 2000, 2001, 2003, 2004 and 2005 plans, participants were required to make an initial investment in our shares in an amount between € 5,000 and €  150,000, depending on their position in our group. Half of this initial investment had to be paid up immediately. The other half could be paid through future profits realized upon the exercise of options. In 2002, only under Plan A an initial investment in our shares was required.
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
      Options granted under our 2001 plan are exercisable only if our earnings per share in 2002 exceed our earnings per share in 2000 by at least 20%. Likewise, options granted under our 2002 Plan A become exercisable if our earnings per share in 2003 exceed our earnings per share in 2001 by at least 20%. There are no performance conditions under Plan B. To create appropriate incentives, we have set the exercise price for Plan B at a level that is 10% above the exercise price for Plan A. Options granted under our 2003 plan vest if our earnings per share in 2004 are 20% higher than in 2002. Options granted under our 2004 and 2005 plans vest if our share price outperforms a mixed index comprised of the Dow Jones STOXX Healthcare and Dow Jones STOXX Chemicals indices during certain target periods in 2006, 2007 or 2008 or 2007, 2008 or 2009, respectively.
      Options granted under the 2001, 2002, 2003, 2004 and 2005 plans are exercisable only for shares and expire five years after the date on which they were granted, except that options granted under the 2002 plan expire ten years after the grant date.
      Under the 2001 plan, the members of our management board and executive officers are entitled to receive additional options if they make an additional investment in our shares. The 2001, 2002, 2003, 2004 and 2005 plans also envisage the grant of additional options to certain eligible individuals, taking into account their roles and responsibilities in our company. Our supervisory board is responsible for making such grants with respect to members of our management board, and our management board is responsible for making such grants to other eligible participants.
      The following table provides details regarding the options outstanding under our various stock option plans:
Stock Option Plans

	Title of	Number of	Date on
	securities	options	which
	issuable	outstanding	options	Date on
	upon	as of	become or	which
	exercise of	December 31,	became	options	Exercise
Name	options	2005	exercisable	expire	price

2001 plan	shares	453,500	July 1, 2003	June 30, 2006	€ 42.41
2002 plan
Executives	shares	255,000	July 1, 2004	June 30, 2012	€ 51.58
Key management	shares	919,050	July 1, 2004	June 30, 2012	€ 56.74
2003 plan	shares	1,139,200	July 1, 2005	June 30, 2008	€ 54.65
2004 plan	shares	1,190,950	July 1, 2006	June 30, 2009	€ 51.01
2005 plan	shares	1,175,700	July 1, 2007	June 30, 2010	€ 47.49
      For more information on our stock option plans, see Note 13 to our consolidated financial statements.
ALTANA Investment Program
      The ALTANA Investment Program is an employee share ownership plan that we first launched in 2000. In 2001, 2002, 2003, 2004 and 2005, we launched new editions of the plan. Participation in the plan is open to employees who are not eligible to participate in any of our stock option plans, subject to certain conditions. Each plan consists of two components. The first component entitles participants to purchase a specific number of shares based on their salary or wages at a fixed price per share that corresponds to the lowest market price of our shares on the Frankfurt Stock Exchange on the date at which our management board approves the relevant plan edition. Plan participants are entitled to a discount on a portion of the shares that they purchase. Employees who are unable to receive shares for reasons of statutory law are paid the cash equivalent of the benefit that they would otherwise have received. Under the second component, participants receive one stock appreciation right (“SAR”) for each share that they purchase. The SARs become exercisable two years after the date of grant and entitle their holders to receive cash in an amount equal to the difference between a predetermined exercise price and the market price of our shares on the date on which the SARs are exercised. The SARs expire two years after the date they first become exercisable and, if not previously exercised and in the money, are deemed exercised on such date. If a participant sells shares purchased under the plan during the lock-up period, he or she must repay the subsidy and forfeits the SARs received. At December 31, 2005, our employees held 496,892 SARs under the four share ownership plans, of which 238.231 SARs were exercisable.
Profit-sharing Certificates
      From 1980 to 2000, we issued profit-sharing certificates (Genussscheine) to our German employees. Holders of these certificates are entitled to receive interest at a rate equal to the higher of the dividend rate on our shares in any given year and 7% of the certificates’ face value. At December 31, 2005, 311,174 profit sharing certificates with a nominal value of €  25.60 per profit sharing certificate were outstanding.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
      The table below identifies all persons who, to our knowledge, beneficially owned more than 5% of our shares as of March 15, 2006. Under German law, our shareholders are required to notify us in case their holdings reach or fall below certain thresholds, and the information presented in the table is based on notifications that we have received. Since our shares are in bearer form, however, we are unable to determine precisely how many shareholders we have at any given point and how many shares a particular shareholder owns. For more information on these notification requirements, see “Item 10: Additional Information — Articles of Association and Relevant Provisions of German Law”.

Name	Number of shares owned	Ownership interest

		of issued shares	of outstanding shares
Susanne Klatten	70,332,974	50.1%	51.8%
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
      For information on balances between us and our affiliated and associated companies as of December 31, 2005, see Note 27 to our consolidated financial statements.

ITEM 8: FINANCIAL INFORMATION
Consolidated Financial Statements and Other Financial Information
      See “Item 18: Financial Statements.”
Legal Proceedings
      See “Item 4: Information on the Company — Legal Proceedings”.
Dividend Policy
      Our management and supervisory boards may, based on our annual financial statements, propose the payment of dividends to our shareholders. Our shareholders vote on these proposals at the annual shareholders’ meeting, which is usually convened during the second quarter of each year. See “Item 10: Additional Information — Articles of Association and Relevant Provisions of German Law — Rights, Preferences and Restrictions Attaching to Our Shares — Dividend rights” for further information. We expect to continue to pay dividends in the future, although there can be no assurance as to the exact amounts, if any, that we may pay in any given period. The payment of future dividends will depend on our results of operations and financial condition. See “Item 5: Operating and Financial Review and Prospects.” Our management board intends to submit a proposal for a dividend of €  1.10 for 2005 to the annual general meeting to be held on May 2, 2006.

ITEM 9: THE OFFER AND LISTING
      Our ordinary shares are in bearer form and have no par value. Each of our ordinary shares has a notional value of €  1.00. The principal trading market for our ordinary shares is the Frankfurt Stock Exchange. In addition, our ordinary shares are traded on the stock exchanges of Berlin-Bremen, Dusseldorf, Hamburg, Hanover, Munich and Stuttgart. Our American Depositary Shares (“ADSs”), each representing one ordinary share, are listed on the New York Stock Exchange (“NYSE”). For more information on our shares, see “Item 10: Additional Information — Articles of Association and Relevant Provisions of German Law — Rights, Preferences and Restrictions Attaching to Our Shares”.
      Based on turnover statistics supplied by Bloomberg, the average daily volume of our shares traded on the Frankfurt Stock Exchange was 596,899 in 2003, 564,955 in 2004 and 743,671 in 2005. The average daily volume of shares traded on all German stock markets was 616,318 in 2003, 582,689 in 2004 and 775,165 in 2005.
Market Price Information
      The tables below set forth, for the periods indicated, the high and low closing sales prices for our shares on the Xetra trading system of the Frankfurt Stock Exchange.
Trading on the Frankfurt Stock Exchange

Year	High	Low

	(€)
2001	58.99	34.33
2002	64.60	36.66
2003	59.39	35.49
2004	53.84	39.61
2005	53.58	39.90

Year	High	Low

	(€)
2004
January through March	53.71	45.20
April through June	53.84	49.23
July through September	49.25	42.45
October through December	48.22	39.61

Year	High	Low

	(€)
2005
January through March	49.19	43.59
April through June	53.58	46.04
July through September	47.19	39.90
October through December	48.25	44.70

Month	High	Low

	(€)
October 2005	47.36	45.00
November 2005	48.25	44.70
December 2005	46.22	44.90
January 2006	46.53	43.70
February 2006	45.69	44.87
      Official trading of our ADSs commenced on May 22, 2002. The tables below set forth, for the periods indicated, the high and low closing sale prices for our ADSs on the New York Stock Exchange:
Trading on the New York Stock Exchange

Year	High	Low

	($)
2003	69.65	38.75
2004	65.90	50.53
2005	68.85	48.05

Year	High	Low

	($)
2004
January through March	65.90	56.70
April through June	65.35	59.53
July through September	60.50	52.25
October through December	63.45	50.53
2005
January through March	65.57	56.40
April through June	68.85	56.98
July through September	58.85	48.05
October through December	57.94	52.36

Month	High	Low

	($)
October 2005	57.01	54.02
November 2005	57.94	52.36
December 2005	55.55	52.60
January 2006	56.30	53.99
February 2006	54.89	53.26
Trading on the Frankfurt Stock Exchange
      The Frankfurt Stock Exchange, which is operated by the Deutsche Börse AG, is the most significant of the eight German stock exchanges. The Frankfurt Stock Exchange, including the Xetra trading system described below, accounted for approximately 89.9% of the turnover in exchange-traded shares in Germany in 2005. As of December 31, 2005, the shares of 6,823 companies traded on the official, regulated and unregulated markets of the Frankfurt Stock Exchange. Of these, 835 were German companies and 5,988 were foreign companies.
      Trading on the floor of the Frankfurt Stock Exchange begins every business day at 9:00 a.m. and ends at 8:00 p.m., Central European Time. Securities listed on the Frankfurt Stock Exchange are generally traded in the auction market, but also change hands in interbank dealer markets. Prices are noted by publicly commissioned stockbrokers who are members of the Frankfurt Stock Exchange but who do not, as a rule, deal with the public. The prices of actively traded securities, including the shares of large corporations, are continuously quoted during trading hours. For all securities, a fixed price is established around mid-session on each day on which the Frankfurt Stock Exchange is open for business. Deutsche Börse publishes an official daily list of quotations (Amtliches Kursblatt) containing the fixed prices (Einheitskurse) as well as the yearly high and low prices for all traded securities. The list is available on the Internet at http://www.exchange.de under the heading “Market Data”.
      Our shares are traded on Xetra (Exchange Electronic Trading) in addition to being traded on the auction market. Xetra is available daily from 9:00 a.m. to 5:30 p.m. Central European Time to brokers and banks that have been admitted to Xetra by the Frankfurt Stock Exchange. Securities traded through this system include liquid stocks, warrants and bonds traded on the floor of the Frankfurt Stock Exchange. There have been no significant trading suspensions with respect to our shares in the past three years.
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
      In February 2002, a commission appointed by the government of the Federal Republic of Germany promulgated the German Corporate Governance Code, which contains a set of best-practice guidelines of corporate governance for companies listed on a stock exchange in Germany, which are referred to below as covered companies. The German Corporate Governance Code was updated in May 2003 and June 2005. The full text of the German Corporate Governance Code, including an English convenience translation, is available at http://www.corporate-governance-code.de. In addition to restating provisions of the German Stock Corporation Act, the German Corporate Governance Code contains approximately 60 “recommendations” that reflect widely recognized and well-established standards of corporate governance and more than 10 “suggestions” for sound and responsible management and supervision.
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
      Compliance with the German Corporate Governance Code is voluntary. Section 161 of the German Stock Corporation Act, however, requires that the management board and supervisory board of a covered company annually declare that the recommendations set forth in the German Corporate Governance Code have been complied with, or which recommendations have not been complied with. In addition, the management board and supervisory board are required to annually declare whether the company is going to comply with the recommendations or which recommendations it is not going to comply with. On November 24, 2005, our management board and supervisory board have declared that we have fully complied with all of the recommendations in the German Corporate Governance Code in the version of May 2003 and are going to fully comply with all of the recommendations set forth in the German Corporate Governance Code in the version of June 2005. Some of the new recommendations, for example, the publication of a corporate governance report and the individual election of our supervisory board members, can only be complied with by our annual report for 2005 and our general shareholders’ meeting to be held on May 2, 2006. Our management board and supervisory board are not required to declare whether we also comply with the suggestions contained in the German Corporate Governance Code. However, we follow all of these suggestions voluntarily.
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
      There is no requirement under German law that the members of our management board must be independent. Instead, the focus of the independence requirements is on the supervisory board. Although German law does not explicitly require that our supervisory board members must be independent, a certain degree of independence of our supervisory board members is assured by the fact that, subject to a limited exception currently not applicable to us, no person may concurrently serve on the management board and the supervisory board of the same company. See “Item 6: Directors, Senior Management and Employees — Overview” and “Item 6: Directors, Senior Management and Employees — Supervisory Board” for more information on our practice. In addition, the German Corporate Governance Code recommends that proposals for the election of supervisory board members of covered companies, such as ourselves, make sure that, at any time, a sufficient number of the supervisory board are independent, i.e., do not entertain personal or business relations with the company or the company’s management board that would lead to a conflict of interests. Under the German concept of co-determination five out of the six employee representatives on our supervisory board are employees of our company or one of our domestic subsidiaries.
      Furthermore, German law and the German Corporate Governance Code establish a number of principles of general applicability designed to strengthen the independence of supervisory board members, and, with respect to both management board and supervisory board members, to avoid conflicts of interest and to establish procedures and standards for related party transactions. Specifically, German law subjects loans from us to members of our management board or supervisory board and their close family members to the supervisory board’s approval. In addition, the German Corporate Governance Code recommends, and, where indicated, the charters of our management board and supervisory board provide, that:

•	Our supervisory board should not include more than two former members of our management board;

•	No supervisory board member should serve on a governing body of, or provide consulting services to, a major competitor of us;

•	When making business decisions for us, our supervisory board members may not pursue personal interests or exploit business opportunities that belong to us;

•	Advisory and other service contracts between us and members of our supervisory board should be entered into only with our supervisory board’s approval;

•	The members of our management and supervisory boards should disclose conflicts of interest; a similar obligation is stipulated in the charters of our management and supervisory boards;

•	The members of our management board should not, during the term of their office (1) compete with us, (2) in connection with their office, demand or accept special benefits or grant unjustified benefits to third parties, or (3) when making business decisions on our behalf, pursue personal interests or exploit business opportunities that belong to us;

•	All transactions between us on the one hand and the members of our management board and persons and companies closely related to them on the other hand should be entered into on market terms and conditions; the charter of our management board provides that such transactions, if material, require the supervisory board’s approval; and

•	The members of our management board should not engage in side-line activities outside the company, including the assumption of seats on the governing bodies of other companies, without the supervisory board’s approval; the charter of our management board contains a similar provision.
      Committees. The NYSE listing standards require that a U.S. listed company must have an audit committee, a nominating/corporate governance committee and a compensation committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. In addition, the NYSE listing standards contain detailed requirements for the audit committees of U.S. listed companies. Since July 31, 2005, some but not all of these requirements also apply to non-U.S. listed companies, such as ourselves. However, the NYSE listing standards do not require that non-U.S. listed companies, such as ourselves, have an audit committee.
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

      In addition, the German Corporate Governance Code recommends that covered companies, such as ourselves, form additional committees at the supervisory board level depending on, among other things, the number of supervisory board members. Specifically, the German Corporate Governance Code recommends that covered companies, such as ourselves, should have an audit committee that is responsible for, among other things, questions of accounting and risk management, ensuring the independence of the company’s auditor, engaging the auditor for the audit of the company’s financial statements, determining the focus of the audit, and agreeing the audit fees. In addition, it suggests that specific issues, such as the company’s strategy, the remuneration of the members of the management board, and investment and financing questions, may be delegated to committees. Moreover, the German Corporate Governance Code recommends that the chairman of the audit committee should have specialist knowledge and experience in the application of accounting principles and internal control processes. Our supervisory board has established an audit committee and a remuneration committee. Each of these committees includes four members of our supervisory board, two of which are employee representatives.
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
      Under German law, as discussed, our management and supervisory boards are required to declare annually either that they have complied, and are going to comply, with the recommendations set forth in the German Corporate Governance Code or, alternatively, which recommendations they have not complied, or are not going to comply, with. German law requires that we make this declaration permanently accessible to our shareholders. Our current declaration dated November 24, 2005 is posted on our website. For more information on our compliance with the German Corporate Governance Code, see “— Overview of the corporate governance system in Germany”.
      Code of business conduct and ethics. The NYSE listing standards require each U.S. listed company to adopt, and post on its website, a code of business conduct and ethics for its directors, officers and employees. There is no similar requirement under German law or the German Corporate Governance Code. However, under the SEC’s rules and regulations, all companies required to submit periodic reports to the SEC, including ourselves, must disclose in their annual reports whether they have adopted a code of ethics for their senior financial officers. In addition, they must file a copy of the code with the SEC, post the text of the code on their website or undertake to provide a copy upon request to any person without charge. There is significant, though not complete, overlap between the code of business conduct and ethics required by the NYSE listing standards and the code of ethics for senior financial officers required by the SEC’s rules. Both our “Code of Conduct” and our “Code of Ethics” are available on our website at http://www.altana.com. See “Item 16B: Code of Ethics” for information on our code of ethics.
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
Directors
      The members of our management and supervisory boards owe duties of loyalty and care to our company. Pursuant to these duties, each of our board members is required to act in our company’s best interest. In fulfilling their duties, our board members are required to exercise the standard of care of a prudent and diligent businessperson and, if their actions are contested, bear the burden of proof that they have done so. The relevant standard is not “customary” but “necessary” diligence, which is an objective test that does not depend on the subjective knowledge and abilities of any particular board member. In fulfilling their duties, both boards are required to observe the interests of our shareholders, employees, creditors and, to some extent, the public interest. Board members who violate their duties are jointly and severally liable to our company for any monetary damage that their violations have caused unless they acted pursuant to a lawful resolution of our shareholders’ meeting passed with a simple majority of the votes cast. Under German law, however, a business judgment rule applies. If a member of our management or supervisory board made a business decision and he or she reasonably believed that this decision was based on adequate information and in the company’s best interest he or she will not be liable. As a general rule, only we, but not individual shareholders, may bring an action against a board member who defaults on his or her fiduciary duties. In special circumstances, however, our shareholders may appeal to the court for assistance. See “— Rights, Preferences and Restrictions Attaching to our Shares” for more information on individual shareholders’ ability to institute a legal action against our board members.
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
      Furthermore, each shareholder attending a shareholders’ meeting is entitled to ask questions, which members of our management board, who are required to attend the meeting, are obliged to answer. The questions may cover any economic or financial matters necessary to properly evaluate the items on the agenda of the relevant shareholders’ meeting. By contrast, our shareholders have no right to inspect the books and records of our company. Under German law, the shareholders’ meeting may resolve with majority of at least 75% of the share capital present at the meeting to authorize the chairperson to set reasonable time limits for shareholders asking question at the shareholders’ meeting.
Voting rights
      Our shareholders vote at shareholders’ meetings. By contrast, German corporate law does not allow shareholders to approve matters by written consent. A shareholders’ meeting may be called by either our management board or our supervisory board. The annual general meeting of our shareholders is required to take place within the first eight months of each fiscal year. In addition, shareholders who in the aggregate hold 5% or more of our share capital may require our management board to call an extraordinary shareholders’ meeting. Shareholders holding shares with an aggregate nominal value of at least €  500,000 may require that particular items be placed on the agenda of the shareholders’ meeting.
      Under German law, we are required to publish a notice of each ordinary or extraordinary shareholders’ meeting in the electronic Federal Gazette (elektronischer Bundesanzeiger) at least 30 days prior to the registration deadline set by such notice. In order to be entitled to participate in, and to vote at, shareholders’ meetings, shareholders have to register in writing, by telefax or in text form (including email) with us or with the organization designated by us in the invitation. The registration must be in German or English. Shareholders are also required to prove their entitlement to participate at the shareholders’ meeting and to exercise voting rights. For that purpose, a statement in writing or in text form (including email) by the bank where the shareholder has his or her securities deposit account is required to confirm the ownership of the shares as of the day twenty-one days preceding the shareholders’ meeting occurs. Our articles of association provide that our shareholders are no longer entitled to receive share certificates.
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

Derivative suits
      Under German corporate law, individual shareholders are generally not entitled to bring derivative actions on behalf of or in the interest of our company in case a member of our management or supervisory board violates his or her fiduciary duties. A majority of the votes represented at a shareholders’ meeting or a minority representing at least 10% of our company’s share capital, however, may demand that an action be brought by the management or the supervisory board against a member who has allegedly violated his or her duties. In addition, the shareholders’ meeting may, with a simple majority of the votes cast, appoint special representatives to bring an action. At the request of shareholders representing at least 1% of our company’s share capital or shares with a nominal value of € 100,000, a court may allow those shareholders to pursue an action in their own names and on behalf of the company upon the shareholders’ showing that they, or their predecessors, acquired the shares before the alleged violation became public, that they demanded from the company to bring an action, that a member of our management board or supervisory board acted with gross negligence, and that their interest in pursuing a claim on behalf of the company is not outweighed by the company’s interest in not doing so. In order to meet the thresholds mentioned above shareholders intending to bring an action may publish a notice in the so-called shareholders’ forum (Aktionärsforum) in the electronic Federal Gazette (elektronischer Bundesanzeiger).
Disclosure Requirements
      Under Section 21 of the German Securities Trading Act (Wertpapierhandelsgesetz), holders of voting securities of German corporations admitted to official trading on a stock exchange within the European Union or the European Economic Area are obliged to notify promptly and in writing the company in which they hold these securities as well as the German Federal Financial Supervisory Authority of the level of their holdings whenever such holdings reach, exceed or fall below certain thresholds. These thresholds are set at 5%, 10%, 25%, 50% and 75% of a company’s outstanding shares with voting rights. If a shareholder fails to notify the company as required, he or she is disqualified from exercising the voting rights associated with the shares held by him or her for so long as the default continues.
      In July 2002 and October 2004, the German Securities Trading Act was amended to require the reporting of dealings by certain persons carrying managerial responsibilities and other persons close to them. Members of the management and supervisory boards and certain other executives with managerial responsibilities of an issuer whose securities are admitted for trading on a German stock exchange, or of an entity controlling the issuer, must notify both the issuer and the German Federal Financial Supervisory Authority of any acquisitions and sales of shares of the issuer or related financial instruments. Transactions are exempt from the notification obligations if the value of the shares or related financial instruments acquired or sold does not exceed in the aggregate € 5,000 per calendar year. This obligation also applies to certain relatives of board members, such as spouses, registered life partners (eingetragene Lebenspartner), dependent children and other relatives who have been living in the same household for at least one year. In addition, the issuer must publish on its website all notifications it has received and keep them posted for at least a period of one month. In July 2005, the German Federal Financial Supervisory Authority published guidelines regarding the interpretation of various provisions of the German Securities Trading Act.
      In addition, the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) provides that a person who has acquired 30% or more of the voting rights of an issuer whose securities are admitted for trading on a German stock exchange is deemed to have gained “control” of the issuer and is required to publish this fact and to launch a public tender offer for the outstanding shares.
Share Repurchases
      We may not repurchase our own shares unless so authorized by a resolution duly adopted by our shareholders at a general meeting or in other very limited circumstances set forth in the German Stock Corporation Act, including for example in order to satisfy obligations under employee participation plans, such as our ALTANA Investment Plan. Any shareholders’ resolution that authorizes us to repurchase shares may not be in effect for a period longer than 18 months. The German Stock Corporation Act limits share repurchases to 10% of our share capital. Any resale of repurchased shares must be effected on a stock exchange or in a manner that treats all shareholders equally, unless otherwise approved by the shareholders’ meeting that authorized the repurchase of the shares. On May 4, 2005, our shareholders’ meeting authorized our management board to repurchase up to 14,040,000 shares on or before October 31, 2006. Under this authorization, we may transfer repurchased shares to third parties in connection with our acquisition of or participation in a business. Moreover, repurchased shares may be used to satisfy obligations under our various stock option plans or as part of the supervisory board members’ compensation.
Anti-takeover Defenses
      The German Takeover Act provides that, while a tender offer for the shares of a company is underway, the company’s management board may not take any action that may have the effect of thwarting the success of the tender offer. Certain defenses, however, are permitted. In particular, the company’s management board may: (i) search for a “white knight” (i.e., a third party that is willing to make a tender offer for the shares); (ii) perform any acts that a diligent and conscientious manager would perform in the absence of a tender offer; (iii) perform any acts that have been approved by the company’s supervisory board. In addition, the German Takeover Act permits the shareholders’ meeting of the company, provided no tender offer is currently underway, to authorize the company’s management board to take any actions that may have the effect of frustrating the success of a future tender offer, so long as the authorization is sufficiently specific and falls within the competence of the shareholders’ meeting. Any such authorization may remain in effect for a maximum of 18 months. At the date of this annual report, our shareholders have not authorized our management board to take any actions that could delay or prevent a tender offer for the shares of our company.
Material Contracts
      On January 22, 1997, ALTANA Pharma AG (“ALTANA Pharma”), formerly known as Byk Gulden Lomberg Chemische Fabrik GmbH, a wholly owned subsidiary of ours, entered into a License Agreement with Wyeth, Inc., which was then called American Home Products, acting through its pharmaceuticals division, which was then called Wyeth-Ayerst Laboratories (“WA”). For a copy of the full text of the agreement, see Exhibit 4.1 to this annual report.
      Under the terms of the agreement, WA and ALTANA Pharma originally collaborated in obtaining regulatory approval for Pantoprazole from the U.S. Food and Drug Administration (“FDA”), the costs of which were borne by WA.
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
      In April 2003, we have entered into a co-promotion agreement with Wyeth that allows us to co-promote Protonix® in the United States alongside Wyeth. For more information on this co-promotion agreement, you should read “Item 4: Information on the Company — Pharmaceuticals — Sales and Marketing”.
Exchange Controls
      At present, Germany does not restrict the transfer of capital between Germany and other countries or persons except for persons and entities associated with Osama bin Laden, the Al-Qaeda network and the Taliban as well as certain other countries and persons subject to embargoes. These restrictions were established in accordance with resolutions adopted by the United Nations and the European Union.
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
Taxation
German Taxation
      The following discussion is a summary of the material German tax consequences for beneficial owners of our shares or ADSs (i) who are not German residents for German income tax purposes (i.e., persons whose residence, habitual abode, statutory seat or place of management and control is not located in Germany) and (ii) whose shares do not form part of the business property of a permanent establishment or fixed base in Germany. Throughout this section we refer to these owners as “Non-German Holders”. This summary is mainly based on German tax laws, German double taxation treaties in line with OECD standards and the U.S.-German Income Tax Treaty (the “Treaty”) as they are in effect on the date hereof. In these areas, the law may change and such changes may have retroactive effect.
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
      Withholding Tax. According to German domestic tax law, we must withhold taxes on the gross dividend at a rate of 20% plus solidarity surcharge on such withholding tax at a rate of 5.5% resulting in a total withholding from dividends of 21.1%. Under certain conditions no withholding tax is levied for corporate investors resident in another EU member state that are eligible for the participation exemption under the EU Parent-Subsidiary Directive.
      Dividend payments to Non-German Holders are subject to a reduced withholding tax rate under most double taxation treaties. The reduced withholding tax rate according to OECD standards generally amounts to 15%. The reduction is granted by way of a refund of the excess of the amount of tax withheld (including the solidarity surcharge) over the applicable treaty rate (generally 15%). To receive this refund, an investor must apply to the German Federal Office of Finance (Bundesamt für Finanzen, Friedhofstrasse 1, 53225 Bonn, Germany; http://www.bff-online.de). Refund forms can be obtained from the German Federal Office of Finance as well as at German embassies and consulates.
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
      As part of the individual refund claim, an eligible U.S. holder must submit to the German tax authorities the original bank voucher (or a certified copy thereof) issued by the paying agent documenting the tax withheld, and an official certification on IRS Form 6166 of its most recent United States federal income tax return. IRS Form 6166 may be obtained by filing a request with the Internal Revenue Service Center in Philadelphia, Pennsylvania, Foreign Certification Request, P.O. Box 16347, Philadelphia, PA 19114–0447. Requests for certification must include the eligible U.S. holder’s name, Social Security or Employer Identification Number, tax return form number, and tax period for which the certification is requested. Requests for certifications can include a request to the Internal Revenue Service to send the certification directly to the German tax authorities. If no such request is made, the Internal Revenue Service will send a certification on IRS Form 6166 to the eligible U.S. holder, who then must submit this document with his or her refund claim.
Taxation of capital gains
      Capital gains realized on the disposition of shares or ADSs by a Non-German Holder are subject to German income taxation if the Non-German Holder or, in case of a gratuitous transfer, the legal predecessor has held, directly or indirectly, at any time during the five years preceding the disposition at least 1% of our registered share capital. In the case of a corporate Non-German Holder, capital gains realized in fiscal years beginning after December 31, 2003 are generally tax exempt. 5% of the capital gains, however, are deemed to be non-deductible expense and, thus, subject to corporate income tax plus the solidarity surcharge. In the case of an individual Non-German Holder, 50% of the capital gains are subject to German tax.
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
Taxation of dividends
      Under the United States federal income tax laws and subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15%, provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income.
      You must include any German tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. You must include the dividend in income when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the euro payments made, determined at the spot euro/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.
      Subject to certain limitations, the German tax withheld in accordance with the Treaty and paid over to Germany will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under German law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. See “German Taxation — Taxation of dividends — Refund procedure for U.S. holders”, above, for the procedures for obtaining a tax refund. Dividends will likely be income from sources outside the United States, but generally will be “passive income” or “financial services income”, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Taxation of capital gains
      Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.
Passive foreign investment company rules
      We believe that our shares and ADSs should not be treated as stock of a passive foreign investment company (“PFIC”) for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs. In addition, dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.
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
Transaction Risk and Currency Risk Management
      As a result of the global nature of our business, our operations, our reported financial results and our cash flows are exposed to risks associated with fluctuations in the exchange rates of the euro, the U.S. dollar and other major currencies. We are exposed to transaction risk whenever we achieve revenues that are denominated in a currency other than the currency in which we incur the costs associated with these revenues. This risk exposure affects both our pharmaceuticals and chemicals divisions. Each of our divisions’ revenues are typically denominated in the currencies of the countries in which these divisions sell their products, whereas their manufacturing costs are partially denominated in euro. Cash inflows and outflows of transactions are netted if they are denominated in the same currency. Therefore, only the unmatched amounts are subject to hedging transactions. Our exposure to transaction and currency risk is essentially confined to our overseas business, as transaction risk with respect to currencies of participating EU member states was eliminated following the introduction of the euro on January 1, 1999.
      The principal derivative financial instruments that we use in order to hedge foreign currency denominated assets, liabilities, firm commitments and forecasted transactions are forward foreign exchange contracts. In 2003, we complemented our hedging strategy using currency options. We determine the maturity dates of these forward contracts in light of our anticipated cash flows.
      As of December 31, 2003, 2004 and 2005, we were party to forward foreign exchange contracts with nominal values of € 444.6 million, € 359.1 million and € 387.4 million, respectively. The nominal value of our currency options at December 31, 2004 and 2005 was € 206.0 million and €  82.5 million, respectively.
      We enter into derivative financial instruments denominated in the currencies of the markets with respect to which we are subject to transaction risk. The following table sets forth information relating to our foreign currency exchange contracts for 2003, 2004 and 2005. For the reasons stated above, only the risks arising from the exchange rates of the major currencies, for which we enter into foreign currency exchange contracts to hedge our transaction risk, are listed.

	Effective
	hedge		Market		Year end
2003	rate(1)	Change(2)	average(3)	Change(2)	spot rate(3)	Change(2)

		(%)		(%)		(%)
U.S. dollar	1.099	21.6	1.128	19.9	1.263	20.4
British pound	0.675	9.7	0.692	10.0	0.705	8.3
Japanese yen	128.8	12.7	130.8	10.8	135.0	8.6

	Effective
	hedge		Market		Year end
2004	rate(1)	Change(2)	average(3)	Change(2)	spot rate(3)	Change(2)

		(%)		(%)		(%)
U.S. dollar	1.192	8.4	1.242	10.1	1.362	7.8
British pound	0.694	2.8	0.678	(1.9)	0.705	0.0
Japanese yen	120.4	(6.5)	134.4	2.7	139.6	3.4

	Effective
	hedge		Market		Year end
2005	rate(1)	Change(2)	average(3)	Change(2)	spot rate(3)	Change(2)

		(%)		(%)		(%)
U.S. dollar	1.241	4.1	1.243	0.1	1.180	(13.4)
British pound	0.698	0.6	0.6839	0.8	0.6853	(2.8)
Japanese yen	133.5	10.9	136.9	1.9	138.9	(0.5)

(1)	The effective rates set forth in the table represent the average of all hedging transactions that matured during the periods indicated.

(2)	The percentage changes indicate the differences between the figures set forth in the respective column of each table and the figures stated in the corresponding columns of the previous year’s table.

(3)	The rates for the foreign currencies shown are consistent with the rates used for the preparation of ALTANA Aktiengesellschaft financial statements as described in this report. See “Item 3: Key Information”.
      We recognize all financial assets and liabilities, as well as all derivative instruments, as assets or liabilities in the balance sheet and, generally, measure all financial instruments at fair value, regardless of our intent. Changes in the fair value of derivative instruments are recognized in income or shareholders’ equity (as a revaluation reserve), depending on whether the relevant derivative instrument is designated as a fair value or cash flow hedge. For derivative instruments designated as fair value hedges, changes in fair value of the hedged item and the derivative instrument are recognized currently in the income statement. For derivatives designated as a cash flow hedge, changes in the fair value of the effective portion of the hedging instrument are recognized in equity (the revaluation reserve) until the hedged item is recognized in the income statement. The ineffective portion of the fair value changes of cash flow hedges, fair value changes of fair value hedges and fair value changes of derivative instruments that do not qualify for hedge accounting are recognized in the income statement immediately. In 2003, we expanded the scope of our hedging strategy by starting to hedge forecasted foreign currency transactions. As a result, the degree to which we recognize unrealized gains and losses in a special revaluation reserve increased compared with prior periods. At December 31, 2003, 2004 and 2005 we recorded a revaluation reserve before deferred taxes of € 23.1 million, € 28.7 million and a negative €  6.7 million, respectively.

      The following table provides an overview of our foreign currency hedging contracts, which we entered into to hedge our transaction risk, at December 31, 2003, 2004 and 2005:
Foreign Currency Risk

	December 31,
Derivative financial instruments(1)	2003	2004	2005

Sales of currencies against euro
U.S. dollar
Notional amount(2)	571.63	504.31	405.19
Average contract rate (currency/euro)(3)	1.178	1.238	1.227
Fair value(2)	37.40	47.854	(7.057)
Japanese yen
Notional amount(2)	12.96	11.65	16.07
Average contract rate (currency/euro)(3)	129.59	129.65	135.85
Fair value(2)	0.345	0.498	(1.150)
British pound
Notional amount(2)	8.596	16.855	7.131
Average contract rate (currency/euro)(3)	0.70	0.706	0.687
Fair value(2)	0.005	(0.267)	0.020

(1)	Comprises foreign currency forward contracts and foreign currency options.

(2)	Euro equivalent in millions of euro.

(3)	The effective rates shown represent the average of all hedging transactions for each specific currency entered into in the year shown.
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
Effects of Currency Translation
      Since our financial reporting currency is the euro, we translate the income statements of those of our subsidiaries that are located outside the euro zone before including them in our consolidated financial statements. Thus, period-to-period changes in average exchange rates can significantly affect the translation into euro of both revenue and operating income denominated in foreign currencies. Unlike the effect of exchange rate fluctuations on transaction exposure, the effect of exchange rate fluctuations on translation exposure does not affect our local currency cash flows. In 2004, we complemented our hedging strategy and entered into a foreign currency option to protect our operating income against adverse exchange rate fluctuations with respect to the translation of the operating income of one of our subsidiaries located outside the euro zone. In 2005, we hedged operating results at a notional nominal amount of €  42.5 million at an exchange rate of 12.92 Mexican pesos per euro. This hedge did not qualify as cash flow hedge under IAS 39. Therefore, we recognized gains and losses resulting from changes in the fair value of this option immediately in our income statement.

      While we have assets and operations outside of Germany, which are denominated in local currencies, the foreign currency risk arising from foreign investments is partially offset by related liabilities denominated in the same local currency.
Interest Rate Exposure and Equity Price Risk
      We hold a variety of interest rate-sensitive financial instruments, mainly as financial investments, some of which we use to manage the liquidity and daily cash needs of our business. Responsibility for assessing, consolidating and managing our financial investments is centralized within a committee at the holding company level. We manage the interest rate risk arising from these financial instruments through risk management and controlling functions in cooperation with banks and other financial institutions. The reporting process that we use for this purpose functions independently of our corporate treasury department. In order to finance acquisitions we made in our chemicals segment in 2005, we sold our investments in special funds and used the proceeds to finance our acquisitions. On September 27, 2005, we received lines of credit of a total amount of € 500 million from a banking syndicate. The lines of credit are granted until September 2007. As of December 31, 2005, we had drawn €  250 million.
      The tables below provide information concerning our principal financial instruments that are sensitive to changes in interest rates and equity price risk. They do not include information on short-term liabilities. Furthermore, unlike the presentation in our consolidated financial statements, where the individual assets of our wholly-owned funds have been consolidated, the presentation below shows these funds on an unconsolidated basis since the fund management is outsourced. The table below presents notional amounts and the principal cash flows by expected maturity dates in 2003, 2004 and 2005, respectively. Since the euro is our reporting currency, the numbers are presented in euro equivalents.
As of December 31, 2003

								Fair
						There-		Value
	2004	2005	2006	2007	2008	after	Total	(1)
Interest Rate and Equity Price Risk
Assets
Fixed interest securities (2)	10.04	10.86	10.86	2.00	2.55	12.00	48.31	48.59
Fixed interest rate (%)(3)	3.12	3.01	2.94	2.85	3.11	3.60	3.16
Floating rate notes (2)	7.40	0.90	1.20	1.45	1.95	47.44	60.34
Equity (2)								43.92
Special funds (2)								210.14
Liabilities
Fixed interest loans (2)	(2.36)	1.15	1.45	1.46	1.95	20.62	24.27	24.27
Fixed interest rate (%)(3)	2.93	2.95	2.97	3.98	3.98	3.98	3.98
Floating interest loans (2)	25.59						25.59	25.59
Employees profit-sharing certificates (2)							8.25

(1)	Financial instruments where a fair value is not available from market data or where we are not able to calculate a fair value on our own due to unpredictable parameters are shown with their nominal values.

(2)	Euro equivalent in millions of euro.

(3)	The interest rates shown represent the average of the interest received or paid in the year shown.

As of December 31, 2004

								Fair
						There-		Value
	2005	2006	2007	2008	2009	after	Total	(1)
Interest Rate and Equity Price Risk
Assets
Fixed interest securities (2)	2.54	3.70	1.02	10.40	10.0	2.20	29.86	30.40
Fixed interest rate (%)(3)	3.59	3.71	3.70	4.34	4.29	5.03	4.21
Floating rate notes (2)	14.55	0.30	0.50	0.0	0.1	23.58	39.03	39.03
Equity (2)								66.05
Special funds (2)								199.59
Liabilities
Fixed interest loans (2)	0.52	0.26	0.15	0.02	0.0	1.29	2.25	2.25
Fixed interest rate (%)(3)	1.97	1.35	1.40	1.43	1.42	1.21	1.42
Floating interest loans (2)	32.76						32.76	32.58
Employees profit-sharing certificates (2)							8.09

(1)	Financial instruments where a fair value is not available from market data or where we are not able to calculate a fair value on our own due to unpredictable parameters are shown with their nominal values.

(2)	Euro equivalent in millions of euro.

(3)	The interest rates shown represent the average of the interest received or paid in the year shown.
As of December 31, 2005

								Fair
						There-		Value
	2006	2007	2008	2009	2010	after	Total	(1)
Interest Rate and Equity Price Risk
Assets
Fixed interest securities (2)	0.00	0.25	5.90	10.00	0.75	1.40	18.30	18.63
Fixed interest rate (%)(3)	3.76	3.76	3.77	4.02	4.05	4.39	3.97
Floating rate notes (2)	11.00	2.30	0.00	5.50	6.10	26.83	51.73	49.29
Equity (2)								117.30
Liabilities
Fixed interest loans (2)	2.27	6.56	5.79	5.59	4.82	12.12	37.14	37.14
Fixed interest rate (%)(3)	4.22	4.22	4.14	4.08	4.17	4.52	4.28
Floating interest loans (2)	278.00	15.66	0.75	0.00	8.82	4.50	307.73	307.73
Employees profit-sharing certificates (2)							7.97

(1)	Financial instruments where a fair value is not available from market data or where we are not able to calculate a fair value on our own due to unpredictable parameters are shown with their nominal values.

(2)	Euro equivalent in millions of euro.

(3)	The interest rates shown represent the average of the interest received or paid in the year shown.
      For 2003, 2004 and 2005 the fair value of all liabilities to banks and other financial institutions arising from normal business, excluding the employees profit-sharing certificates, aggregated to € 88.2 million, € 49.7 million and € 380.9 million, respectively. The sum of all liabilities in 2003, 2004 and 2005 was € 96.5 million, € 57.8 million and €  388.9 million, respectively.
      The fair value risk to our portfolio of interest and equity-sensitive financial assets at December 31, 2003, 2004 and 2005 was € 362.3 million, € 335.1 million and € 185.2 million, respectively. The fair value of interest rate-sensitive financial instruments decreased from € 108.2 million in 2003 to €  69.4 million in 2004 and further decreased to € 67.9 million in 2005. The fair value risk to our portfolio of equity securities, including special funds, as of December 31, 2003, 2004 and 2005 changed from € 254.1 million to € 265.6 million and €  117.3 million, respectively.
      For our primary financial assets with fixed interest rates, the weighted average interest rates in 2003, 2004 and 2005 were 2.66%, 3.59% and 3.76%, respectively.
Commodity Price Risk
      We do not use derivative instruments in order to hedge ourselves against movements in the value of commodities. Therefore, rising commodity prices would have an adverse effect on our reported revenues and results, while falling prices should have a positive effect.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
      Not applicable.

PART II
ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
      None.
ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
USE OF PROCEEDS
      None.
ITEM 15: CONTROLS AND PROCEDURES
      Our management, with the participation and under the supervision of our chief executive officer (CEO) and our chief financial officer (CFO), performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005. Our disclosure controls and procedures are designed to ensure that all material financial and non-financial information required to be disclosed in documents filed or submitted by us with the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner. In evaluating our disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired objectives. Based on the foregoing, our CEO and CFO concluded that our disclosure controls and procedures are effective. There have been no changes in our internal control over financial reporting or in other factors that have materially affected or are reasonably likely to affect our internal control over financial reporting.
ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT
      On May 6, 2003, our supervisory board determined that Dr. Klaus-Jürgen Schmieder qualifies as an audit committee financial expert within the meaning of Section 407 of the Sarbanes-Oxley Act of 2002, and is “independent”, as such term is defined in Rule 10A-3 under the Securities Exchange Act of 1934, as amended.
ITEM 16B: CODE OF ETHICS
      On November 18, 2003, our audit committee adopted a code of ethics within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 that applies to the members of our management board, our principal accounting officer and to the chief financial officer of each of our two divisions. This code of ethics is available on our website at www.altana.com.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES
      The following table provides an overview of the fees billed by PwC, our principal accountant in respect of 2004 and 2005, for professional services performed in respect of 2004 and 2005, respectively.
Principal Accountant Fees and Services(1)

	Year ended
	December 31,
	2004	2005

	(€ in thousands)
Audit fees	2,909	3,764
Audit-related fees	1,066	1,471
Tax fees	364	652
All Other fees	201	0

Total	4,540	5,887

(1)	Columns may not add due to rounding.
      The above table sets forth the aggregate fees billed by PwC in respect of 2004 and 2005 for services performed in connection with the preparation of our company’s consolidated and unconsolidated financial statements for each of these years (“Audit Fees”); audit and related services usually undertaken in connection with the preparation of audited financial statements (“Audit-Related Fees”); services related to ongoing tax compliance, planning and advice (“Tax Fees”); as well as certain other audit and tax unrelated services (“All Other Fees”).
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

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
      As permitted by the rules of the Securities and Exchange Commission, our audit committee includes one or more members who are non-executive employees of our company and who are elected to our supervisory board pursuant to the German law on employee co-determination (Mitbestimmungsgesetz).
ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND
AFFILIATED PURCHASERS
      In 2005, we did not purchase any of our shares.

PART III
ITEM 17: FINANCIAL STATEMENTS
      Not applicable.

ITEM 18: FINANCIAL STATEMENTS
      See our consolidated financial statements beginning at page F-1.

ITEM 19: EXHIBITS

Exhibit	Description

1.1	English translation of Articles of Association of ALTANA Aktiengesellschaft, as in effect on January 6, 2006 (incorporated by reference to the Registrant’s Report on Form 6-K dated January 19, 2006)

4.1	License Agreement between Byk Gulden Lomberg Chemische Fabrik GmbH and Wyeth Corporation, dated January 22, 1997 and amendments thereto (incorporated by reference to Exhibit 4.1 of the Registrant’s Registration Statement on Form 20-F (File No. 1-31325))

8.1	List of Significant Subsidiaries (see Item 4: “Information on the Company — Significant Subsidiaries”)

12.1	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent by PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

SIGNATURES
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Date: March 30, 2006	ALTANA Aktiengesellschaft

By:	/s/ DR. NIKOLAUS SCHWEICKART
Dr. Nikolaus Schweickart
Chairman of the Management Board and
Chief Executive Officer

/s/ DR. HERMANN KÜLLMER
Dr. Hermann Küllmer
Member of the Management Board and
Chief Financial Officer

[THIS PAGE INTENTIONALLY LEFT BLANK]

ALTANA AG

Report of Independent Registered Public Accounting Firm
To the Management Board of
ALTANA Aktiengesellschaft:
      We have audited the accompanying consolidated balance sheets of Altana AG (the ”Company”), Bad Homburg vor der Höhe, as of December 31, 2005 and 2004, and the related consolidated statements of income, recognized income and expense and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
      We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards of the IASB (IFRS).
      Accounting principles generally accepted under IFRS vary in certain significant respects from the accounting principles generally accepted in the United States and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 32 and Note 33 to the consolidated financial statements.
      As discussed in Note 2 and Note 32 to the consolidated financial statements, the Company changed the manner in which it accounts for available for sale securities, share based payment transactions and actuarial gains and losses resulting from the calculation of employee pension benefits, as of January 1, 2005 and for business combinations as of January 1, 2004.
Frankfurt am Main, Germany
March 3, 2006
PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Armin Slotta	Klaus Höfer
Wirtschaftsprüfer	Wirtschaftsprüfer
German Public Auditor	German Public Auditor

ALTANA AG
CONSOLIDATED BALANCE SHEETS
(amounts in € thousands, except share data)

		Dec. 31,	Dec. 31,
	Notes	2005	2004

ASSETS
Intangible assets, net	5	691,203	237,126
Property, plant and equipment, net	6	1,047,581	762,974
Long-term investments	7	56,762	48,202
Deferred tax assets	24	103,840	53,223
Other non-current assets	11	31,995	37,016

Total non-current assets		1,931,381	1,138,541
Inventories	8	404,559	328,552
Trade accounts receivable, net	9	580,978	488,749
Marketable securities	10	134,360	263,465
Other assets and prepaid expenses	11	112,037	169,816
Cash and cash equivalents		469,473	316,662

Total current assets		1,701,407	1,567,244

TOTAL ASSETS		3,632,788	2,705,785

LIABILITIES, PROVISIONS AND SHAREHOLDERS’ EQUITY
Share capital(1)		140,400	140,400
Additional paid-in capital		165,204	152,760
Retained earnings		1,992,215	1,716,367
Revaluation reserve		12,139	30,008
Translation adjustments		(61,940)	(132,397)
Treasury stock, at cost		(236,593)	(258,513)

Total equity of the shareholders of ALTANA AG		2,011,425	1,648,625
Minority interests		2,134	1,681

Shareholders’ equity	12	2,013,559	1,650,306
Non-current debt	16	66,913	13,778
Employee benefit obligations	14	358,342	281,838
Other non-current provisions	15	85,202	57,594
Non-current deferred income	18	16,819	29,490
Deferred tax liabilities		21,477	8,025
Other non-current liabilities	17	748	834

Total non-current liabilities		549,501	391,559
Current debt	16	321,988	43,979
Trade accounts payable		272,331	226,432
Current accrued income taxes	24	86,556	58,834
Other current provisions	15	203,901	186,559
Current deferred income	18	80,879	65,747
Other current liabilities	17	104,073	82,369

Total current liabilities		1,069,728	663,920
TOTAL LIABILITIES, PROVISIONS AND SHAREHOLDERS’ EQUITY		3,632,788	2,705,785

(1)	Share capital, no par value shares, 207,900,000 shares authorized, 140,400,000 issued and 135,760,592 (135,285,154 at December 31, 2004) outstanding at December 31, 2005
See accompanying notes to consolidated financial statements.

ALTANA AG
CONSOLIDATED INCOME STATEMENTS
(amounts in € thousands, except per share data)

	Notes	2005	2004	2003

Net sales	4	3,271,740	2,962,851	2,734,787
Cost of sales		(1,087,827)	(1,015,581)	(947,666)

Gross profit		2,183,913	1,947,270	1,787,121
Operating expenses
Selling and distribution expenses		(926,410)	(779,022)	(710,652)
Research and development expenses		(464,957)	(447,560)	(412,776)
General administrative expenses		(173,361)	(151,258)	(121,647)
Other operating income	20	88,090	69,131	90,863
Other operating expenses	21	(31,262)	(34,446)	(74,410)

Operating income		676,013	604,115	558,499
Financial income	22	36,435	27,628	28,830
Financial expenses	23	(28,310)	(20,475)	(19,141)

Financial income (net)		8,125	7,153	9,689
Income before taxes		684,138	611,268	568,188
Income tax expense	24	(245,709)	(232,561)	(235,203)

Net income		438,429	378,707	332,985

thereof attributable to minority interests		299	573	145
thereof attributable to shareholders of ALTANA AG		438,130	378,134	332,840
Basic earnings per share (in € )		3.23	2.78	2.44
Diluted earnings per share (in € )		3.23	2.78	2.44
See accompanying notes to consolidated financial statements.

ALTANA AG
CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in € thousands)

	Notes	2005	2004	2003

Net income		438,429	378,707	332,985
Depreciation and amortization, impairment and appreciation	5,6,7	142,233	121,278	121,977
Net gain from disposals of fixed assets	20,21	(5,238)	(2,028)	(20,905)
Net gain from sales of marketable securities	22,23	(4,656)	(441)	(3,491)
Expense from stock option programs	13	12,617	11,902	4,421
Increase/decrease in other operating assets and liabilities, net of acquisitions and dispositions
Inventories		3,814	(22,430)	(29,786)
Trade accounts receivable, other assets and prepaid expenses		(6,255)	(118,844)	(78,420)
Income taxes		2,793	(20,697)	(6,594)
Provisions		24,849	46,713	(1,736)
Accounts payable and other liabilities		30,433	48,428	65,004
Deferred income		2,068	(16,197)	27,679
Other		3,671	333	14,063

Net cash flow provided from operating activities		644,758	426,724	425,197

Capital expenditures	5,6	(245,800)	(226,058)	(262,426)
Purchases of financial assets		(693)	(19,293)	(5,416)
Proceeds from sale of product groups and subsidiaries		27,866	15,641	29,521
Proceeds from sale of fixed and financial assets		15,135	5,919	8,630
Acquisitions, net of cash acquired		(579,475)	(956)	(43,751)
Proceeds from sale of marketable securities		273,048	217,837	298,885
Purchase of marketable securities		(126,652)	(185,292)	(323,441)

Net cash flow used in investing activities		(636,571)	(192,202)	(297,998)

Dividends paid		(128,735)	(113,256)	(102,447)
Purchase of treasury shares		0	(75,638)	(75,640)
Proceeds from sale of treasury shares		21,747	18,409	38,944
Proceeds from long-term debt		41,983	0	12,341
Repayment of long-term debt		(3,022)	(34,573)	(20,165)
Net increase/ decrease in short-term debt		198,401	3,575	(5,262)

Net cash flow used in financing activities		130,374	(201,483)	(152,229)

Effect of exchange rate changes		14,250	(4,047)	(10,174)
Change in cash and cash equivalents		152,811	28,992	(35,204)
Cash and cash equivalents as of January 1,		316,662	287,670	322,874
Cash and cash equivalents as of December 31,		469,473	316,662	287,670
Cash paid for
Income taxes		(236,124)	(245,362)	(247,486)
Interest		(4,990)	(3,895)	(7,995)
Cash received for
Income taxes		24,210	2,276	0
Interest		16,797	14,328	20,723
Dividends		1,609	1,054	526
See accompanying notes to consolidated financial statements.

ALTANA AG
CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSES (SORIE)
(amounts in € thousands, unless otherwise stated)

	2005	2004	2003

Net income	438,429	378,707	332,985
Derivative hedging instruments
Change in fair value	(35,170)	4,308	25,011
Realized gains/ losses	(174)	1,315	(1,896)
Available-for-sale securities
Change in fair value	8,376	7,781	15,507
Realized gains/ losses	(4,681)	7	5,279
Actuarial gains and losses on defined benefit pension plans	(54,664)	(18,906)	(16,211)
Taxes directly reported in equity	34,897	4,149	(3,932)
Translation adjustments	70,654	(14,710)	(39,366)
Net income recognized directly in equity	19,238	(16,056)	(15,608)

Total recognized income and expenses for the period	457,667	362,651	317,377

See accompanying notes to consolidated financial statements.

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
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
Basis of presentation
      The consolidated financial statements of ALTANA are prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”) and the Interpretations of the International Financial Reporting Committee (“IFRIC”), and in accordance with § 315 of the German Commercial Code (deutsches HGB).
      The consolidated financial statements of the Company include additional disclosures required by accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant differences between IFRS and U.S. GAAP, affecting the Company’s consolidated net income and shareholders’ equity, are detailed in Note 32.

(2)	Significant accounting policies
Consolidation
      The consolidated financial statements of the Company include 30 (2004: 31, 2003: 32) subsidiaries in Germany and 76 (2004: 55, 2003: 52) subsidiaries abroad in which ALTANA AG, either directly or indirectly, holds the majority voting rights or has the power to govern the subsidiaries’ financial and operating policies. Special purpose entities, irrespective of their legal structure, are consolidated when the Company has the power to govern the financial and operating policies of an entity. The change in the scope of consolidated companies is primarily the result of the acquisition of ECKART GmbH & Co. KG (“ECKART group”) which is discussed in Note 3. All other changes in the scope of consolidation from 2004 to 2005 did not have a material effect on the Company’s consolidated balance sheets, statements of income, changes in shareholders’ equity or cash flow.
      The Company holds a 49% interest in Bracco ALTANA Pharma GmbH, Constance, and a 39% interest in Aldoro Ltda., Sao Paulo, Brazil, and therefore accounts for these investments using the equity method. As these investments and the equity in earnings of these associated companies are immaterial, the amounts are not disclosed separately in the consolidated balance sheets and income statements but are included in long-term investments and financial income.
      The Company accounts for its investments in joint ventures using the proportional consolidation method as permitted under IAS 31, “Financial Reporting of Interests in Joint Ventures”. These joint ventures include ALTANA Madaus, South Africa, and Zydus ALTANA Healthcare, India.
      All intercompany balances and transactions have been eliminated in consolidation.
      For a list of our main subsidiaries included in the consolidated financial statements see “Item 4: Information on the Company — Significant Subsidiaries”. A complete listing of all subsidiaries of the ALTANA group is filed with the Company’s register in Bad Homburg v.d.H., number HRB 1933.
New accounting pronouncements
      In December 2003, the IASB issued revised IAS 32, “Financial Instruments: Disclosure and Presentation”, and IAS 39, “Financial Instruments: Recognition and Measurement”. These statements replace the existing IAS 32 and supersede IAS 39, and should be applied for annual periods beginning on or after

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
January 1, 2005. Several amending drafts were published during 2004 and adopted in 2005 in order to clarify specific issues of revised IAS 39. These amendments are effective for reporting periods beginning on or after January 1, 2006, however, early application for reporting periods beginning on or after January 1, 2005 is allowed. The Company has adopted the revised IAS 32 and IAS 39 and the corresponding amendments as of January 1, 2005 in accordance with the transitional provisions in those standards. Under the revisions of IAS 39, available-for-sale securities which have been impaired are no longer allowed to be subsequently appreciated, even if the indication that led to the initial impairment has subsequently reversed. In 2002, the Company recorded an impairment loss relating to its 8.3% long-term investment in GPC Biotech AG and in 2003, ALTANA reversed the impairment charge taken in 2002, as the impairment indicator subsequently reversed. Therefore, in accordance with the transitional provisions of the amendments to IAS 39, the Company has reclassified €  7.7 million from income to the revaluation reserve, which represents the reversal of the appreciation recorded in 2003. The reversal of the impairment loss was a non-taxable gain, therefore the effect on net income before and after tax was equal. The revised standards IAS 32 and 39 did not have any other significant impacts on the Company’s consolidated financial statements.
      Since January 1, 2005, the Company has applied the revised versions of the following standards that were released by the IASB as part of the IASB’s project to improve International Accounting Standards: IAS 1, “Presentation of Financial Statements”, IAS 2, “Inventory”, IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, IAS 10, “Events after Balance Sheet Date”, IAS 16, “Property, Plant and Equipment”, IAS 17, “Leases”, IAS 21, “The Effects of Changes in Foreign Exchange Rates”, IAS 24, “Related Party Disclosures”, IAS 27, “Consolidation and Separate Financial Statements”, IAS 28, “Investments in Associates”, IAS 31, “Interests in Joint Ventures”, IAS 33, “Earnings per Share” and IAS 40, “Investment Property”. Apart from the new presentation of assets and liabilities as current and non-current in accordance with IAS 1 and the adjusted presentation of financial income in the income statement, the application of the revised standards did not have a significant impact on the Company’s consolidated financial statements.
      In February 2004, the IASB issued IFRS 2, “Share-based Payment” on accounting for share-based payment transactions, including granting of shares and share options to employees. The provisions of IFRS 2 are effective for annual periods beginning on or after January 1, 2005. Before the application of IFRS 2 the Company measured expenses for share-based payments as the excess of the average cost of treasury shares acquired by the Company over the exercise price of the option. In accordance with IFRS 2, share-based payments are measured at fair market value based on option pricing models and recognized as compensation expense over the relevant service period (see Note 13). Equity-settled share-based transactions are recorded as an increase in equity. Cash-settled share-based payment transactions are recorded as provisions.
      In accordance with the transitional provisions of IFRS 2, the Company restated its prior year financial statements to reflect the cost of grants awarded after November 7, 2002 and not yet vested by January 1, 2005. Employee incentive plans initiated since 2003 fall within the scope of this standard.
      In March 2004, IFRS 4, “Insurance contracts” was issued. IFRS 4 specifies the accounting for insurance contracts by an entity that issues such contracts including reinsurance contracts. The application of IFRS 4 did not have a significant impact on the Company’s consolidated financial statements.
      In March 2004, IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations” was issued. IFRS 5 provides guidance for the accounting of non-current assets held for sale and the presentation and disclosure of discontinued operations. The Company has adopted IFRS 5 as of January 1, 2005. The application of IFRS 5 did not have a significant impact on the Company’s consolidated financial statements.
      In December 2004, an amendment to IAS 19, “Employee Benefits”, (“Actuarial Gains and Losses, Group Plans and Disclosures” to IAS 19, “Employee Benefits”) was issued. This amendment will be effective January 1, 2006, and provides the alternative to recognize actuarial gains and losses resulting from

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
the calculation of employee pension benefits directly in shareholders’ equity. ALTANA has elected to early adopt this amendment and now presents the fair value of employee pension benefits in the balance sheet. Previously, ALTANA’s policy was the “10% corridor approach”. According to this method, actuarial gains and losses were recognized in net income and amortized over the remaining service period of the employees if they exceeded or fell below a corridor of 10%.
      In accordance with the transitional provisions of the amendment, the Company restated its prior year financial statements, except for the income statement where no material effects on net income were recorded. If ALTANA had continued to apply the 10% corridor approach, the amount accounted for employee benefit obligations in the balance sheet as of December 31, 2005, would have been decreased by €  75 million.
      In August 2005, IFRS 7, “Financial Instruments: Disclosures” was issued and is effective for annual periods beginning on or after January 1, 2007. The standard supersedes IAS 32 “Financial Instruments, Disclosure and Presentation” and IAS 30, “Disclosure in the Financial Statements of Banks and Similar Financial Statements Institutions”. The Company is currently evaluating the impact of the standard on its consolidated financial statement disclosures.
      During 2005, IFRIC 4 “Determining whether an Arrangement contains a Lease”, IFRIC 5 “Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds”, IFRIC 6 “Liabilities arising from Participation in a specific market — waste electrical and electronic equipment” and IFRIC 7 “Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflation Economies”, were issued and are effective for annual periods beginning on or after January 1, 2006 (IAS 8.30). The Company is currently evaluating the impact of the standards on its consolidated financial statements.
      The results of the retroactive adoption of IFRS 2 as well as IAS 19 and IAS 39 for the years 2004 and 2003, respectively, were as follows:

	2004 as	Adjustment	Adjustment	Adjusted
	reported	IFRS 2	IAS 19	2004

Cost of sales	(1,013,577)	(2,004)	0	(1,015,581)
Gross profit	1,949,274	(2,004)	0	1,947,270
Selling and distribution expenses	(777,316)	(1,706)	0	(779,022)
Research and development expenses	(445,048)	(2,512)	0	(447,560)
General administrative expenses	(144,915)	(6,343)	0	(151,258)
Operating income	616,680	(12,565)	0	604,115
Income before taxes	623,833	(12,565)	0	611,268
Income tax expense	(232,577)	16	0	(232,561)
Net income	391,256	(12,549)	0	378,707
Basic earnings per share	2.88	(0.10)	0	2.78
Diluted earnings per share	2.87	(0.09)	0	2.78
Shareholders’ equity	1,662,481	(857)	(11,318)	1,650,306
Other non-current provisions	56,737	857	0	57,594
Deferred tax assets	46,471	0	6,752	53,223
Employee benefit obligations	263,768	0	18,070	281,838

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)

	2003 as	Adjustment	Adjustment	Adjusted
	reported	IFRS 2	IAS 39	2003

Cost of sales	(946,894)	(772)	0	(947,666)
Gross profit	1,787,893	(772)	0	1,787,121
Selling and distribution expenses	(710,021)	(631)	0	(710,652)
Research and development expenses	(411,868)	(908)	0	(412,776)
General administrative expenses	(119,537)	(2,110)	0	(121,647)
Operating income	562,920	(4,421)	0	558,499
Income before taxes	580,280	(4,421)	(7,671)	568,188
Income tax expense	(235,203)	0	0	(235,203)
Net income	345,077	(4,421)	(7,671)	332,985
Basic earnings per share	2.53	(0.03)	(0.06)	2.44
Diluted earnings per share	2.53	(0.03)	(0.06)	2.44
Foreign currency
      The consolidated financial statements of ALTANA are expressed in Euro “€ ”.
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
      Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are generally included in other operating income or other operating expenses or in financial income or expense if they relate to the translation of financial assets or liabilities.
      The following table provides the exchange rates for our most important currencies:

1 Euro	Middle rate		Average rate
	at December 31,		years ended December 31,

	2005	2004	2005	2004	2003

U.S. Dollar	1.18	1.36	1.24	1.24	1.13
Pound Sterling	0.69	0.71	0.68	0.68	0.69
Japanese Yen	138.91	139.65	136.86	134.35	130.80
Brazilian Real	2.75	3.62	3.00	3.61	3.46
Mexican Peso	12.60	15.23	13.53	14.02	12.17
Intangible assets
      Intangible assets, including software, are accounted for in accordance with IAS 38 “Intangible Assets”, and are therefore capitalized, if (a) the intangible asset is identifiable (i.e. it is separable or arises from contractual or other legal rights), (b) it is probable that the expected future economic benefits (e.g. cash or other benefits such as cost savings) that are attributable to the asset will flow to the entity and (c) the cost of the intangible asset can be measured reliably.
      Intangible assets with a definite life are valued at cost less accumulated amortization. Intangible assets are amortized straight-line over the shorter of their contractual term or their estimated useful lives. Intangible

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
assets with an indefinite life are not amortized but are tested for impairment annually or when there is an indication of impairment.
      Goodwill is not amortized but tested for impairment annually and whenever there is an indication that the carrying value may be impaired. The Company tests goodwill for impairment by comparing its recoverable amount with its carrying value. Resulting impairment charges are reported in other operating expenses. Until December 31, 2003, goodwill was amortized over its estimated useful life. Amortization expense was recorded in other operating expenses.
      The following amortization periods are applied:

Years

Patents, licenses and similar rights	2 – 20
Other intangibles	1 – 15
      Amortization and impairment charges of all intangible assets are recorded based on their function as cost of sales, general administration, research & development or selling and distribution expenses.
Property, plant and equipment
      Property, plant and equipment are valued at cost less accumulated depreciation. Cost includes certain costs that are capitalized during construction, including material, payroll and direct overhead costs. Government grants are deducted from the acquisition or manufacturing costs.
      Plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets:

Years

Buildings	3 – 75
Plant and machinery	2 – 30
Assets under capital lease	2 – 25
Equipment	2 – 25
      Maintenance and repairs are expensed as incurred while replacements, improvements and asset retirement obligations are capitalized. Gains or losses resulting from the sale or retirement of assets are reflected in other operating income or expense. Borrowing costs are expensed as incurred.
      Amortization and impairment charges of property plant and equipment are recorded based on their function as cost of sales, general administration, research & development or selling and distribution expenses.
Impairment of intangible and tangible fixed assets
      Since January 1, 2004, irrespective of whether there is any indication of impairment, the Company tests goodwill acquired in a business combination for impairment annually. For the purpose of impairment test, goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the business combination. In accordance with IAS 36, “Impairment of Assets”, an impairment loss is recognized when the carrying amount of goodwill exceeds the higher of its net selling price or its value in use.
      Until December 31, 2003, goodwill was amortized straight-line over its useful live and tested for impairment only if facts and circumstances indicated that goodwill was impaired. Any resulting impairment loss was recorded in the income statements in other operating expenses.

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
      In the event facts and circumstances indicate that the Company’s tangible or intangible long-lived assets with finite useful lives, regardless of whether they are to be held and used or to be disposed of, may be impaired, an evaluation of recoverability is performed. An impairment loss is recognized when a tangible or intangible long-lived asset’s carrying amount exceeds the higher of its fair value less costs to sell and its value in use. Value in use is based on the discounted cash flows expected to arise from the continued use of the asset and from its eventual disposal.
      If there was any indication that the considerations, which led to impairment no longer exist, the Company would consider the need to reverse all or a portion of the impairment charge.
Marketable securities and other long-term investments
      In accordance with IAS 39, the Company classified all marketable securities and certain long-term investments (see Note 7) as available-for-sale and, therefore, carries these securities at fair value with unrealized gains and losses recorded in equity (revaluation reserve), net of tax.
      Marketable securities and certain long-term investments are recognized on the settlement date. The Company derecognizes the assets when the contractual right to the cash flows expires or the assets are transferred and the Company retains no contractual rights to receive and assumes no obligations to pay cash flows from the assets.
      Impairments on marketable securities are recognized in the income statement if the decrease in value is material or permanent in nature. The Company evaluates impairments based on individual marketable securities at each financial reporting date. Impairments on marketable securities are reported as other financial expense.
Trade accounts receivable
      Trade accounts receivable are valued at net realizable value. The Company estimates an allowance for doubtful accounts based on a review of individual customer receivables and historical uncollectibility. Trade accounts receivable denominated in foreign currencies are translated to the local currency using the exchange rate on the transaction date.
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
Financial instruments
      In accordance with IAS 39 the Company recognizes all financial assets and liabilities, as well as all derivative instruments, as assets or liabilities in the balance sheet and measures all, apart from some exemptions (e.g. accounts receivable and financial liabilities), at fair value. Changes in the fair value of derivative instruments are recognized in income or shareholders’ equity (as revaluation reserve) depending on whether the derivative is designated as a fair value or cash flow hedge. For derivatives designated as fair

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
value hedges, changes in fair value of the hedged item and the derivative are recognized in the income statement. For derivatives designated as a cash flow hedge, changes in fair value of the effective portion of the hedging instrument are recognized in equity (revaluation reserve) until the hedged item is recognized in the income statement. The ineffective portion of derivatives designated as cash flow hedges and fair value changes of derivatives which do not qualify for hedge accounting are recognized in the income statement in financial income (expense) immediately. This is also applicable for excluded components from hedging instruments qualifying as cash flow hedges.
Government grants
      The Company received € 0.4 million, € 4.4 million and €  1.0 million for the years ended December 31, 2005, 2004 and 2003, respectively, of taxable and non-taxable investment grants for the acquisition of certain long-lived assets. The grants are recorded as a reduction of the cost basis of the acquired and internally constructed assets.
      In addition, the Company received government grants as non-refundable reimbursement of expenses in the amount of € 0.3 million, € 0.2 million and €  0.4 million for the years ended December 31, 2005, 2004 and 2003, respectively. These grants are recorded as other income to the extent they are earned.
Employee benefit obligations
      The valuation of pension liabilities is based on the projected unit credit method in accordance with IAS 19. Actuarial gains and losses are recognized in shareholders’ equity net of tax in the period in which they occur. The provisions therefore equal the fair value of the obligations at the balance sheet date.
Accrued liabilities and accrued income taxes
      In accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”, and IAS 12, “Income taxes”, an accrual for taxes and other contingent obligations should be recognized when an enterprise has a present obligation as a result of a past event, it is more likely than not that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.
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
Revenue recognition
      Revenues are mainly resulting from the sale of products and are recognized if the revenue can be reliably measured, it is probable that the economic benefits of the transaction will flow to the Company and all related costs can be reliably measured. As such, the Company records revenue from product sales when goods are shipped and title has passed to the customer. With respect to licensing agreements where revenue in excess of a defined minimum price is contingent on the buyer’s ultimate resale price, sales are recognized at the contractual minimum price with the contingent element of the purchase price recognized when realized. Provisions for discounts and rebates to customers and returns are recorded in the same period in which the related sales are recorded and are based on management’s best estimate.
      Consistent with its research & development strategy, the Company enters into co-development and co-promotion agreements to enhance the scope and depth of its research portfolio. These agreements contain

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
multiple elements and varying consideration terms, such as up-front, milestone and other related payments. The Company reviews its arrangements to determine if the multiple elements can be divided into separate units of accounting and how the arrangement consideration should be recognized. When an arrangement can be divided into separate units, the arrangement consideration is recognized amongst those varying units and recognized over the respective performance period. When the arrangement cannot be divided into separate units, the total arrangement consideration is allocated on a straight-line basis over the estimated collaboration period. In regard to agreements the Company has entered into to date, up-front payments and other similar non-refundable payments received which relate to the sale or licensing of products or technology are reported as deferred income and recognized as other income over the related period of collaboration on a straight-line basis.
Selling expenses
      Advertising and promotion costs are expensed as incurred and totaled € 306.8 million, € 249.8 million and € 194.7 million for the years ended December 31, 2005, 2004 and 2003, respectively. These costs are recorded as selling and distribution expenses in the consolidated income statements. Shipping and handling costs totaling € 47.4 million, € 49.8 million and €  41.8 million for the years ended December 31, 2005, 2004 and 2003, respectively, are included in selling and distribution expenses.
Research and development expenses
      In accordance with IAS 38, research costs, defined as costs of original and planned research performed to gain new scientific or technical knowledge and understanding, are expensed as incurred. Development costs are defined as costs incurred to achieve technical and commercial feasibility and are capitalized if certain criteria are met. Regulatory and other uncertainties inherent in the development of the Company’s new key products relating to the technical feasibility of completing the intangible asset and to generating probable future benefits preclude the capitalization of development costs under IAS 38. Therefore, these costs are expensed as incurred.
      Research and development expenses are comprised of the following types of costs incurred in performing research & development activities: salaries and benefits, other directly attributable costs, clinical trial and related clinical manufacturing costs, contract services, payments made in respect to research & development collaborative arrangements and other outside costs.
Employee incentive plans
      Options granted under employee incentive plans settled in equity instruments (Stock Option Plans) are measured at their fair market value based on a Binomial option pricing model at the date of grant while cash-settled plans (ALTANA Investment Plans) are initially measured at their grant date fair value and are remeasured at fair value at the end of each reporting period. Compensation expense of the Stock Option Plans is recognized ratably over the relevant service period.
      Compensation expense for the ALTANA Investment Plans is ratably recognized over the relevant service period, while the discounts granted in connection with the plans are expensed as incurred.
Deferred income taxes
      Under IAS 12, “Income Taxes”, deferred tax assets and liabilities are recognized for all temporary differences between the carrying amount of assets and liabilities in the financial statements and their tax bases, tax credits and operating loss carry-forwards.
      For purposes of calculating deferred tax assets and liabilities, the Company uses the rates that have been enacted or substantively enacted at the balance sheet date. The effect on deferred tax assets and liabilities of a

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
change in tax rates is recognized in the period the legislation is substantively adopted. A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the credits and tax loss carry-forwards can be applied.
Earnings per share
      Basic earnings per share is computed by dividing net income attributable to shareholders of ALTANA AG by the weighted average number of shares outstanding for the year.
      Diluted earnings per share is calculated by dividing net income attributable to shareholders of ALTANA AG by the weighted average number of common shares outstanding for the year, adjusted for the effect of the options granted under the stock option plans. The diluted earnings per share is calculated under the assumption that all potential diluting options are exercised.

	2005	2004	2003

Basic earnings per share
Net income attributable to shareholders of ALTANA AG	438,130	378,134	333,130
Weighted average shares outstanding	135,605,388	135,857,561	136,283,823

Basic earnings per share in €	3.23	2.78	2.44

Diluted earnings per share
Net income attributable to shareholders of ALTANA AG	438,130	378,134	333,130
Weighted average shares outstanding	135,605,388	135,857,561	136,283,823
Dilution from stock options	38,555	89,614	197,434
Diluted weighted average shares outstanding	135,643,943	135,947,175	136,481,257

Diluted earnings per share in €	3.23	2,78	2,44

Concentration of risks
      The Company’s future results of operations are subject to various risks and uncertainties.
      The Company’s sales of certain key products account for a substantial portion of revenues. The most important product is Pantoprazole, a therapeutic treatment for ulcers and reflux disease. In 2005, 2004 and 2003, respectively, Pantoprazole accounted for 58%, 58% and 56% of net sales of the pharmaceuticals segment and for 42%, 41% and 41% of the Company’s total net sales. The Company expects Pantoprazole to continue to be a key revenue driver for the next several years.
Use of estimates
      The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities reported at the end of any given period and the reported amounts of revenues and expenses for that reported period. Actual results could differ from these estimates.
      Management has made judgements in the process of applying the Company’s accounting policies. The Company elected to recognize actuarial gains and losses in shareholders’ equity in the period in which they incur. If the Company elected another method of recognizing actuarial gains and losses, this could have a material impact on defined benefit obligations and personnel expense.

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
      At the balance sheet date management mainly has made the following key assumptions concerning the future and has identified other key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year:

Revenue recognition: ALTANA makes provisions for discounts, allowances, rebates, charge backs and product returns when recognizing the revenue from the sale of products or services. These deductions represent estimates of the related obligations requiring the use of judgements when estimating the impact of these sales deductions on gross sales for a reporting period.

Pension plans: The valuation of the various pension plans is based on the methodology used applying some parameter, including the expected discount rate, rate of compensation and pension increase and return on plan assets. If the relevant parameter developed materially differently than expected this could have a material impact on our defined benefit obligation.

Impairments: The impairment analysis for goodwill, other intangible assets and tangible assets is principally based upon discounted estimated future cash flows from the use and eventual disposal of the assets. Factors like lower than anticipated sales and resulting decreases of net cash flows and changes in the discount rates used could lead to impairments. Regarding the carrying value of goodwill, other intangible assets and tangible assets see Note 5 and Note 6.

Employee incentive plans: The ALTANA Investment Plan is measured based on the fair value of the options on the grant date and every subsequent reporting date. The estimated fair value of these options is based on parameters such as volatility, interest rate, share price, duration of the option and expected dividend. Compensation expense and liabilities could materially differ from the estimated amount on the balance sheet date if the parameters used changed. The liability recorded for the ALTANA Investment Plan as of December 31, 2005 amounted to € 2.1 million.
(3)  Business combinations and dispositions
      In accordance with IFRS 3, the Company accounts for all acquisitions using the purchase method, with the excess of the purchase price over the estimated fair value of the net assets acquired accounted for as goodwill. Goodwill is not amortized but is tested for impairment annually. The results of operations of the acquired businesses are included in the consolidated financial statements from their respective dates of acquisition. The results of operations of a sold business are included in the consolidated financial statements until the date of the sale.
      In 2005, 2004 and 2003, the Company sold some minor activities which generated revenues of € 12 million, € 42 million and €  28 million, respectively. The sale of these activities did not have a significant impact on the Company’s balance sheets, income statements, statements of changes in shareholders’ equity or statements of cash flows.
      On October 1, 2005 the Company acquired a 100% interest of the ECKART group for a total purchase price of € 633 million. Of this purchase price € 557 million were paid in cash and €  76 million related to net debt assumed. The ECKART group is an international producer of enamel varnishes and effect pigments which are used for enamel varnishes, inks, plastics, cosmetics and technical application. The ECKART group is now included in the new Effect Pigments business of the Company’s chemicals segment.

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
      The following table summarizes the initial purchase price allocation to the assets acquired and liabilities assumed at the date of acquisition of the ECKART group by ALTANA. The purchase price allocation will be finalized once all necessary information has been gathered to verify the estimates made during the purchase price allocation:

in € millions

Goodwill	105.6
Intangible assets	253.9
Property, plant and equipment	213.0
Long-term investments	9.1
Inventories	65.4
Trade accounts receivable	55.9
Other assets	4.3
Deferred tax assets	1.8
Marketable securities	13.0
Cash and cash equivalents	15.4
Provisions for pensions	(10.0)
Provisions	(25.9)
Accounts payable to banks	(91.5)
Trade accounts payable	(20.2)
Deferred tax liabilities	(15.9)
Other liabilities	(11.2)

Total acquisition costs	562.7

thereof cash purchase price	557.0
thereof costs directly attributable to acquisitions	5.7
      Of the goodwill recognized € 28.6 million is tax deductible. The intangible assets acquired mainly related to technology (€ 166.5 million) and customer related assets (€ 67.3 million) and have average estimated useful lives of 17 years. The trademark recognized in the amount of €  18.9 million is an intangible asset which, based on an analysis of product life cycles, contractual and legal control and other pertinent factors, is expected to contribute to the Company’s cash flow indefinitely.
      The factors contributing to goodwill are assets acquired which are not separately recognized as an assembled and trained work force, market share and access to customers and markets.
      The ECKART group did not prepare its financial statements in accordance with IFRS but in accordance with the German Commercial Code. As of the acquisition date an opening balance sheet in accordance with IFRS was prepared for the first time. Assets and liabilities or revenues and expenses for periods before the acquisition are not available under IFRS and are therefore not reported as it would be impractical to do so.
      Since the acquisition, the ECKART group has generated sales of € 75.4 million and contributed € 0.5 million to net income of the ALTANA Group. If the ECKART group had been acquired by ALTANA as of January 1, 2005, the Company’s consolidated revenue and net income would have totaled € 3,497.3 million and € 438.2 million. Earnings per share would have amounted to €  3.23.
      Additionally, in 2005, the Company made another acquisition in the chemicals segment for a total purchase price of € 41.5 million. The entity acquired by ALTANA generated revenues of approximately €  47 million in the whole year 2005.
      In 2004, the Company purchased another 5.8% of Beck Ltd. India bringing its interest to 88.6% and recognized goodwill totaling €  0.1 million.

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
      On August 12, 2003, the Company acquired the wire enamel business of Schenectady International Inc., U.S.A., for a purchase price of € 93.5 million including costs directly attributable to the acquisition of € 1.0 million. Cash and debt were not assumed. The purchase price was paid in cash in 2003. The net assets acquired mainly consisted of a 100% interest in Beck Electrical Insulation GmbH, Hamburg, Germany, a 82.8% interest in Beck India Ltd., Pune, India, as well as a trademark and various other intangible assets. The excess of the total acquisition cost over the fair value of the net assets acquired was recorded as goodwill and amounted to € 46.2 million. Thereof €  43.1 million of the goodwill originates from the acquisition of customer related assets that are not legally controlled by the Company and therefore are not capitalized as such in accordance with IAS 38.
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
      The Company’s pharmaceuticals segment develops, manufactures and internationally markets a wide range of pharmaceutical products. Its product range comprises therapeutics, which include prescription drugs for a variety of indications, over-the-counter products for self-medication, as well as other diagnostics technologies (imaging procedures). The Company also generates limited revenues from other sources, mainly from contract manufacturing on behalf of third parties, and detailing.
      The chemicals segment offers a wide range of specialty chemicals, including additives and instruments, coatings and sealants, electrical insulation and since the acquisition of the ECKART group effect pigments. The segment offers specialty chemicals together with support and comprehensive customer service as well as the adaptation of the products to fit the customers’ special use of the products.

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
      Segment information was reconciled to total consolidated information as follows:

		Pharma-		Holding	Elimination and
		ceuticals	Chemicals	company	reconciliation	Group

		(in € millions)
Net sales	2005	2,365	907	0	0	3,272
	2004	2,109	854	0	0	2,963
	2003	1,980	755	0	0	2,735
Operating income (loss)	2005	604	113	(41)	0	676
	2004	523	118	(37)	0	604
	2003	504	90	(36)	0	558
Segment assets	2005	1,780	1,527	632	(501)	3,438
	2004	1,411	747	765	(362)	2,561
Long-lived assets	2005	534	478	36	0	1,048
	2004	466	260	37	0	763
Segment liabilities	2005	574	153	46	846	1,619
	2004	513	104	38	382	1,037
Capital expenditures	2005	201	44	1	0	246
	2004	165	60	1	0	226
	2003	141	86	10	0	237
Additions from business combinations	2005	0	604	0	0	604
	2004	0	0	0	0	0
Depreciation and amortization	2005	87	50	3	0	140
	2004	82	38	1	0	121
	2003	75	30	1	0	106
Other non-cash expenses (income)	2005	27	42	21	0	90
	2004	43	6	(36)	0	13
	2003	(13)	2	(3)	0	(14)
      The segments are reported on a consolidated basis. The holding company column represents income, expenses, assets and liabilities relating to corporate functions and investment activities mainly performed by ALTANA AG.
      In 2005, 2004 and 2003, approximately 82%, 83% and 82%, respectively, of net sales were generated outside of Germany.
      Segment assets consist of total assets, excluding interest-bearing financial assets and current and deferred income taxes. Long-lived assets include all tangible assets, such as property, plant and equipment and construction in progress. Segment liabilities consist of total liabilities and provisions, excluding interest-bearing liabilities, and current and deferred income taxes. Capital expenditures, as well as depreciation and amortization, relate to property, plant and equipment and intangible assets with a definite life. Additions from business combinations mainly relate to the acquisition of the ECKART group (see Note 3) and include intangible assets with an indefinite useful life. Amortization includes an impairment charge of €  4 million on intangible assets which relates to the chemicals segment. Other non-cash expenses (income) mainly consist of pension expense, compensation expense of share-based payments and impairment charges for other than temporary declines in fair value of marketable securities and other long-term investments. The column

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
elimination and reconciliation contains the reconciling amounts between amounts reported in the segments and consolidated financial information.
      Operating income reconciles to net income as follows:

	2005	2004	2003

Operating income	676	604	558
Financial income and income taxes	(238)	(226)	(225)

Net income	438	378	333

      The following table presents selected financial information by geographic region:

	Net sales			Segment assets		Long-lived assets		Capital expenditures
	2005	2004	2003	2005	2004	2005	2004	2005	2004	2003

	(in € millions)
Europe	1,674	1,504	1,385	2,735	2,104	832	615	136	182	198
thereof Germany	581	491	482	2,196	1,762	656	494	99	134	162
North America	927	880	857	649	371	121	77	94	29	27
thereof U.S.A.	796	769	755	547	333	118	74	94	27	26
Latin America	327	278	248	200	159	63	48	8	8	9
Far East	285	250	197	104	53	12	10	2	4	3
Other regions	59	51	48	66	52	20	13	6	3	0
Consolidation	0	0	0	(316)	(178)	0	0	0	0	0

Group	3,272	2,963	2,735	3,438	2,561	1,048	763	246	226	237

      Net sales relating to geographic areas represent sales to third parties, based on the location of customers.

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
      The following table presents net sales by business area:

	2005	2004	2003

	(in € millions)
Pharmaceuticals
Therapeutics	2,071	1,839	1,724
Imaging	108	109	106
Self medication (OTC)	131	115	104
Other	55	46	46

Total	2,365	2,109	1,980
Chemicals
Additives & Instruments	364	348	308
Electrical Insulation	293	291	225
Coatings & Sealants	175	215	222
Effect Pigments	75	0	0

Total	907	854	755

Group	3,272	2,963	2,735

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)

(5)	Intangible assets

	Patents,
	licenses and		Software
	similar rights	Goodwill	and others	Total

Cost
Balance at January 1, 2004	188,997	93,315	20,262	302,574
Additions	37,085	119	5,740	42,944
Disposals	(1,237)	0	(536)	(1,773)
Transfers	864	0	47	911
Translation adjustments	(2,915)	(1,472)	(46)	(4,433)
Changes in reporting entities	(2,422)	0	(93)	(2,515)

Balance at January 1, 2005	220,372	91,962	25,374	337,708

Additions	87,325	206	6,684	94,215
Disposals	(506)	(81)	(129)	(716)
Transfers	57	0	415	472
Translation adjustments	14,556	3,823	176	18,555
Changes in reporting entities	272,368	113,357	618	386,343

Balance at December 31, 2005	594,172	209,267	33,138	836,577

Accumulated amortization
Balance at January 1, 2004	65,911	0	6,625	72,536
Additions	27,495	0	4,444	31,939
Disposals	(979)	0	(530)	(1,509)
Transfers	587	0	4	591
Translation adjustments	(1,115)	0	(53)	(1,168)
Changes in reporting entities	(1,730)	0	(77)	(1,807)

Balance at January 1, 2005	90,169	0	10,413	100,582

Additions	33,062	0	5,206	38,268
Impairments	4,006	0	0	4,006
Disposals	(603)	0	(122)	(725)
Transfers	(131)	0	123	(8)
Translation adjustments	4,981	0	102	5,083
Changes in reporting entities	(1,357)	0	(475)	(1,832)

Balance at December 31, 2005	130,127	0	15,247	145,374

Carrying amount at
December 31, 2005	464,045	209,267	17,891	691,203
December 31, 2004	130,203	91,962	14,961	237,126
      In accordance with the early adoption provisions of IFRS 3, the Company offset the historical cost basis of goodwill and accumulated amortization as of January 1, 2004 which created a new cost basis of goodwill of € 93.3 million. In 2005, the pharmaceuticals segment acquired product rights of €  76.3 million in the United States of America. The changes in reporting entities mainly related to the acquisition of the ECKART

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
group (see Note 3). The intangible assets acquired during 2005 have weighted average useful lives of 11 years.
      In 2004, additions of € 9.5 million related to the acquisition of customer related assets in the chemicals segment. In the pharmaceuticals segment, additions of €  17.4 million related to the acquisition of trademarks.
      The following table presents expected amortization expenses related to patents, licenses, similar rights and software for each of the following periods:

2006	49,269
2007	43,155
2008	36,669
2009	31,905
2010	30,742
Thereafter	270,490
      The actual amortization may differ from the expected amortization. As of December 2005 and 2004, respectively, the carrying amount of goodwill by segment was as follows:

	2005	2004

Pharmaceuticals	3,796	3,796
Chemicals	205,471	88,166

	209,267	91,962

      In the chemicals segment, goodwill was allocated to the following cash-generating units:

	2005	2004

Electrical Insulation	70,940	67,752
Coatings & Sealants	28,337	20,414
Effect Pigments	106,194	0

	205,471	88,166

      In accordance with the revised IAS 36, the Company performed impairment tests on goodwill. The impairment tests are performed in the fourth quarter of each year and the recently performed tests are based on the financial budgets for the years 2006 to 2010. The budgets are based on historical experience and represent management’s best estimates about future developments. The weighted average growth rates utilized in the budget can be derived from corresponding industry forecasts. In order to perform impairment tests, the Company estimated cash flow projections beyond the budget by extrapolating the projections using a steady growth rate for subsequent years. The Company then calculated the fair value for each cash-generating unit by applying a discounted cash flow technique. The following parameters were applied: discount rate before taxes 7.5%; growth rates: Electrical Insulation 1.5%, Coatings & Sealants 1.0%. The fair value calculated was then compared to the carrying amount of the cash-generating unit.
      The impairment tests were performed based on fair values. Furthermore, to support the result of these impairment tests, the Company calculated the value in use of each cash-generating unit.
      In the period since the performance of the impairment test and December 31, 2005, no impairment indicators have arisen.

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
      In 2005, 2004 and 2003, no impairment of goodwill was recorded.
      In 2005, an impairment of €  4.0 million relating to customer related assets and technology was recorded because the value in use had materially decreased due to the decreasing demand, decline in the sales price, the increased competition and increase in commodity prices in the Coatings & Sealants business area.

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)

(6)	Property, plant and equipment

	Land,			Advances/
	leasehold &	Plant &		construction
	buildings	machinery	Equipment	in progress	Total

Cost
Balance at January 1, 2004	504,441	357,073	357,806	51,542	1,270,862
Additions	28,380	32,817	49,687	72,249	183,133
Disposals	(2,902)	(9,856)	(22,500)	(191)	(35,449)
Transfers	14,484	31,245	6,385	(53,277)	(1,163)
Translation adjustments	(4,664)	(2,876)	(3,061)	(261)	(10,862)
Changes in reporting entities	(7,952)	(1,589)	(6,948)	(776)	(17,265)

Balance at January 1, 2005	531,787	406,814	381,369	69,286	1,389,256

Additions	18,212	21,674	43,643	68,032	151,561
Disposals	(9,470)	(2,896)	(27,475)	(1,631)	(41,472)
Transfers	16,659	10,714	10,498	(37,062)	809
Translation adjustments	19,563	17,294	11,963	914	49,734
Changes in reporting entities	80,481	103,853	(4,164)	7,324	187,494

Balance at December 31, 2005	657,232	557,453	415,834	106,863	1,737,382

Accumulated depreciation
Balance at January 1, 2004	141,375	224,137	218,318	0	583,830
Additions	16,775	28,942	43,269	0	88,986
Disposals	(2,073)	(8,866)	(20,550)	0	(31,489)
Transfers	397	(195)	(1,044)	0	(842)
Reversals	(148)	0	0	0	(148)
Translation adjustments	(1,547)	(2,094)	(1,799)	0	(5,440)
Changes in reporting entities	(2,898)	(1,185)	(4,532)	0	(8,615)

Balance at January 1, 2005	151,881	240,739	233,662	0	626,282

Additions	19,408	33,068	44,543	0	97,019
Disposals	(7,046)	(3,026)	(24,534)	0	(34,606)
Transfers	856	(1,596)	2,030	0	1,290
Reversals	(604)	0	0	0	(604)
Translation adjustments	4,218	8,385	6,210	0	18,813
Changes in reporting entities	(5,820)	(6,293)	(6,280)	0	(18,393)

Balance at December 31, 2005	162,893	271,277	255,631	0	689,801

Carrying amount at
December 31, 2005	494,339	286,176	160,203	106,863	1,047,581
December 31, 2004	379,906	166,075	147,707	69,286	762,974
      In 2005, the majority of the additions in the pharmaceuticals segment related to the construction of a new production plant in Ireland and the expansion of research facilities in Germany and India. The changes in reporting entities mainly related to the acquisition of the ECKART group (see Note 3).

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
      In 2004, additions in the pharmaceuticals segment related to the construction of a new production site in Ireland, the expansion of the production capacities in Oranienburg, Germany, the expansion of research facilities in Germany and India and the expansion of the sales organization in the United States of America. In the chemicals segment, additions related to the continuing expansion of the production site in Wesel, Germany as well as the construction of a new plant in China.
      As of December 31, 2005 and 2004, respectively, € 6.1 million and €  6.5 million of the net book value related to property, plant and equipment under capital lease.
      In 2005, 2004 and 2003 no impairment losses were recorded. In 2005 and 2004, the Company reversed previously recorded impairment losses of € 0.6 million and €  0.1 million, respectively.

(7)	Long-term investments

		Other
		long-term
	Other	financial
	investments	assets	Total

Cost
Balance at January 1, 2004	27,142	4,048	31,190
Additions	17,709	1,584	19,293
Disposals	(5)	(309)	(314)
Translation adjustments	(4)	9	5

Balance at January 1, 2005	44,842	5,332	50,174

Additions	894	435	1,329
Disposals	(663)	(607)	(1,270)
Translation adjustments	(161)	348	187
Changes in reporting entities	9,001	32	9,033

Balance at December 31, 2005	53,913	5,540	59,453

Accumulated write-downs
Balance at January 1, 2004	4,412	966	5,378
Additions	4	40	44
Changes in fair value recorded in revaluation reserve	(3,459)	0	(3,459)
Translation adjustments	0	9	9

Balance at January 1, 2005	957	1,015	1,972

Additions	316	0	316
Changes in fair value recorded in revaluation reserve	65	0	65
Translation adjustments	(1)	339	338

Balance at December 31, 2005	1,337	1,354	2,691

Carrying amount at
December 31, 2005	52,576	4,186	56,762
December 31, 2004	43,885	4,317	48,202
      The changes in reporting entities mainly related to the acquisition of the ECKART group (see Note 3).

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
      In 2004, the additions to long-term investments were the result of a strategic investment in the chemicals segment made in Nanophase Technology Corporation (NTC) totaling € 8.3 million. In the pharmaceuticals segment the Company increased its participation in GPC Biotech AG by €  8.3 million.
      As of December 31, 2005 and 2004, the carrying amount of the investment in GPC Biotech AG was € 24.9 million and € 24.4 million, respectively, and of the investment in NTC, it was € 6.1 million and €  8.3 million.
      Ownership interests below 20% in 13 (2004: 13) entities, which are classified as available-for-sale investments and whose fair values can not be reliably measured, are valued at cost less impairments. The carrying value was € 2.9 million and €  3.2 million in 2005 and 2004, respectively, and was shown under other investments.
      Amounts totaling € 0.5 million and €  0.8 million of other long-term financial assets as of December 31, 2005 and 2004, respectively, related to long-term employee loans bearing a weighted average 1.8% interest rate.

(8)	Inventories
      Inventories consisted of:

	At December 31,

	2005	2004

Raw materials and supplies	110,689	105,532
Work in process	83,213	54,559
Finished products and goods	203,340	163,062
Advance payments	7,317	5,399

	404,559	328,552

      In the periods ended December 31, 2005 and 2004, € 772.8 million and € 730.8 million, respectively, of inventories was recognized as an expense in cost of sales and €  27.9 million were recognized as inventory write-downs deducted from inventory categories.

(9)	Trade accounts receivable
      Trade accounts receivable were as follows:

	At December 31,

	2005	2004

Trade accounts receivable	596,813	502,405
Allowance for doubtful accounts	(8,298)	(6,691)
Long-term receivables	(7,537)	(6,965)

	580,978	488,749

      At December 31, 2005 and 2004, respectively, one customer accounted for 2.5% and 7.8% of trade accounts receivable. In 2005, 2004 and 2003, respectively, this same customer accounted for 11.4%, 14.2% and 15.3% of sales.

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
      The roll-forward of the allowance for doubtful accounts is shown under other operating expenses and was as follows:

	2005	2004

Allowance at the beginning of the year	6,691	7,825
Translation adjustments	400	(126)
Additions	2,917	1,322
Releases	(576)	(465)
Utilization	(1,300)	(832)
Changes in reporting entities	166	(1,033)

Allowance at the end of the year	8,298	6,691

(10)	Marketable securities
      In accordance with IAS 39, available-for-sale marketable securities are recorded at fair value. Amortized cost, fair value and gross unrealized holding gains and losses, which are recorded in the revaluation reserve, net of tax, as of December 31, 2005 and 2004 were as follows:

	Amortized		Unrealized	Unrealized
	cost	Fair value	gains	losses

At December 31, 2005
Debt securities	67,393	67,326	651	718
Equity securities	63,018	67,034	4,016	0
Other	0	0	0	0

Total	130,411	134,360	4,667	718

	Amortized		Unrealized	Unrealized
	cost	Fair value	gains	losses

At December 31, 2004
Debt securities	200,842	200,817	1,383	1,408
Equity securities	61,883	62,641	3,368	2,610
Other	7	7	0	0

Total	262,732	263,465	4,751	4,018

      In 2005, 2004 and 2003, impairment losses for marketable securities totaling € 3.8 million, € 0.5 million and €  5.8 million, respectively, were recorded in line with the Company’s policy, as the fair market value of the related securities fell below book value for a sustained period of time or was significantly below book value at the end of the reporting period.

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
      The contractual maturities of debt securities were as follows:

	At December 31,

	2005	2004

Due within one year	7,918	33,544
Due after one year through five years	43,642	146,850
Due after five years through ten years	7,105	18,797
Due after ten years	8,661	1,626

	67,326	200,817

      Actual maturities may differ from contractual maturities because the issuers of the securities may have the right to repay obligations earlier without prepayment penalty.

(11)	Other assets and prepaid expenses

	At December 31, 2005		At December 31, 2004

		Other		Other
	Other	non-	Other	non-
	current	current	current	current
	assets	assets	assets	assets

Balances due from employees	5,093	158	4,324	45
Cash surrender value of life insurance	3,136	4,373	192	6,001
Balances due from fiscal authorities	31,470	812	41,429	743
Prepayments	10,788	10	5,012	1,053
Loans	7,049	7,311	5,224	13,581
Licenses	6,456	0	13,923	0
Balances due from related parties	1,692	0	826	0
Prepaid expenses	21,695	105	14,178	250
Derivative instruments (see Note 19)	750	304	45,520	5,146
Receivables from reimbursements	4,507	0	4,936	0
Balances due from sale of product groups	0	0	9,513	0
Asset held for disposal	1,844	0	0	0
Non-current trade accounts receivable	0	7,357	0	6,965
Other	17,557	11,565	24,739	3,232

	112,037	31,995	169,816	37,016

      Of the total loans, € 3.8 million and €  7.6 million as of December 31, 2005 and 2004, respectively, related to the sale of the Sangtec companies in 2002.

(12)	Shareholders’ equity
      The development of shareholders’ equity is presented in detail at the end of the notes to the consolidated financial statements.

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
Issued capital
      Share capital amounted to € 140.4 million, represented by 140.4 million no par value shares representing €  1 per share. The share capital is fully paid in.
Authorized capital
      As of December 31, 2005, the management board was authorized to increase the Company’s share capital by € 28.0 million in exchange for cash (authorized capital I) and an additional € 28.0 million in exchange for non-cash contributions with exclusion of shareholders’ subscription rights (authorized capital II). The management board was also authorized to increase the share capital by €  14.0 million in exchange for cash with exclusion of shareholders’ subscription rights at an issue price that is not significantly lower than the market price at that time (authorized capital III). None of the authorized capital has been issued. The authorizations expire as of April 30, 2009.
Treasury shares
      The management board was authorized by the shareholders on May 4, 2005 to repurchase up to 14,040,000 shares (10% of the authorized capital) until October 31, 2006. In addition to reselling the treasury shares on the stock market, the management board was authorized to retire these shares or to offer up to 2.5% of these shares to eligible employees in connection with the Company’s employee incentive plans (see Note 13) or to third parties in connection with acquisitions or to transfer shares to members of the supervisory board as part of their compensation in accordance with the Articles of Association. In 2005, the Company did not purchase any treasury shares.
      During 2005, 73,802 shares (0.05% of share capital) were sold in connection with the exercise of the options and 272,400 shares were issued to employees. In January 2005, 3,009 shares were transferred to members of the supervisory board as part of their compensation. In January 2005, 3,182 shares were sold to employees under the ALTANA Investment Plan 2004.
      In December 2005, 123,045 shares were sold to employees under the ALTANA Investment Plan 2005 (see Note 13). These shares related to treasury shares acquired in prior years.
      During 2003, the DAT lawsuit was finally decided (see Note 29). As of December 31, 2004 the Company issued 3,492 shares to former DAT shareholders; 7,704 shares were returned to the Company.
      Together with the 5,114,846 treasury shares purchased in prior years, the Company held a total of 4,639,408 treasury shares at December 31, 2005, representing €  4.6 million (or 3.3%) of its share capital. Of the treasury shares, 4,543,432 are intended to be used to meet obligations from the employee incentive plans and 95,976 for issuance to former DAT shareholders.
Dividends
      Under the “German Stock Corporation Act”, retained earnings available for distribution to shareholders are based upon the unconsolidated retained earnings of ALTANA AG as reported in its financial statements determined in accordance with the German Commercial Code.
      According to Stock Corporation Act, Article 58, paragraph 1 the supervisory board and the management board decided to transfer out of ALTANA AG’s 2005 net income of € 217.1 million an amount of € 62.7 million to retained earnings, resulting in unappropriated profits of € 154.4 million. The management board and supervisory board plan to propose to the shareholders at the annual general shareholders’ meeting to distribute from unappropriated earnings a dividend totaling € 154.4 million resulting in an amount of € 1.10 (2004: €  0.95) per no par value share. Dividends attributable to treasury shares are not distributed but included in retained earnings.

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
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
Management stock option plans (equity-settled)
      Since 1999, the Company has granted stock options to key members of management on July 1 of each year. The exercise price for the Company’s Stock Option Plans discussed below is calculated on the basis of the average of the published Xetra closing prices of the Company’s shares during the 20 trading days preceding the grant date. For the Stock Option Plans 2001, 2002 and 2003 the exercisability of the options was dependent on the increase of earnings per share. For the Stock Option Plans 2004 and 2005 the exercisability of the options depends on the development of the ALTANA share price compared to the development of a benchmark market-based index. All options become exercisable two years after the grant date if the exercisability condition is met.
      The Stock Option Plan 2001 which was open to members of the Company’s management board, its senior executives and certain other key employees became exercisable on July 1, 2003 and remained exercisable over a period of three years as earnings per share in 2002 exceeded basic earnings per share in 2000 by 20%.
      On July 1, 2002, the Company initiated a plan (“Executive Option Plan”) identical to the Stock Option Plan 2001 for executives (management board of ALTANA AG and key subsidiaries) only, with an expiration period of ten years after the grant date. The earnings per share performance condition for the 2002 plan was met.
      On July 1, 2003, the Company initiated a plan for executive and management members (“Stock Option Plan 2003”). The duration, performance conditions and determination of the exercise price were identical to the Stock Option Plan 2001. However, the remuneration committee of the supervisory board can limit the profit per option for members of the management board if the increase of the share price is caused by exceptional effects. The earnings per share performance condition for the 2003 plan was met.
      On July 1, 2004, the Company initiated a plan for management members (“Stock Option Plan 2004”). The exercisability of the options depends on the growth of the ALTANA share price compared to the growth of a market-based index (70% Dow Jones Stoxx Healthcare and 30% Dow Jones Stoxx Chemicals). If, after two years, the growth of the ALTANA share price exceeds the growth of the index, the options will be exercisable. However, if the market condition is not met, the options only become exercisable if the ALTANA share price exceeds the growth of the index in the third or fourth year after the grant date. The options forfeit, if the market condition is not met within the four years after the grant date. The options can be exercised for five years.
      On July 1, 2005, the Company initiated a plan for management members (“Stock Option Plan 2005”) which is nearly identical to the Stock Option Plan 2004. However, the profit per option is limited to 100% of the exercise price.

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)

	2005			2004
		Exercise			Exercise
	Number of	price		Number of	price
	options	(in €)		options	(in €)

Outstanding options at January 1	3,338,250	50.48	*	2,251,350	49.83	*
Granted	1,177,100	47.49		1,226,050	51.01
Exercised	(264,300)	42.41		(98,950)	42.41
Forfeited	(36,700)	52.83	*	(40,200)	52.90	*
Outstanding options at December 31	4,214,350	50.12		3,338,250	50.48	*

*	Weighted average
      Of the outstanding shares as of December 31, 2005 1,847,700 were exercisable.
      The weighted average share price at the date of exercise of the options was € 48.78. The weighted average of the remaining exercise period of the options outstanding at December 31, 2005 was 3.4 years. The intrinsic value of the options exercised in 2005 was €  1.7 million.
      On July 1, 2002, the Company initiated a stock option plan open to Key Managers. For this plan the exercise price was increased by 10% compared to the other Stock Option Plans as no performance condition exists. The options can be exercised from July 1, 2004 until June 30, 2012.

	2005		2004
		Exercise		Exercise
	Number of	price	Number of	price
	options	(in €)	options	(in €)

Outstanding options at January 1	937,250	56.74	961,750	56.74
Granted	0	0	0	0
Forfeited	(18,200)	56.74	(24,500)	56.74
Outstanding options at December 31	919,050	56.74	937,250	56.74
      Compensation expense for Stock Option Plans 2001 and 2002 has been calculated as the difference between the average acquisition cost of the treasury shares and the exercise price. The Stock Option Plans 2003, 2004 and 2005 are measured at the fair market value as of the grant date in accordance with IFRS 2. Compensation expense is recognized ratably over the relevant service period. Compensation expense of € 12.6 million, € 11.9 million and €  5.0 million was recognized in 2005, 2004 and 2003, respectively.

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
      The fair value of the stock options was estimated at the date of grant using a Binomial option pricing model based on the following assumptions (assumptions for the Stock Option Plans 2002 and 2001 are presented for informational purposes only):

	Stock	Stock	Stock	Executive	Key	Stock
	option	option	option	option	Management	option
	plan	plan	plan	plan	option plan	plan
	2005	2004	2003	2002	2002	2001

Expected dividend yield	2.40%	1.70%	1.50%	1.30%	1.30%	1.68%
Expected volatility	30%	35%	35%	42%	42%	38%
Risk-free interest rate	2.5%	3.5%	3.5%	4.5%	4.5%	4.5%
Expected term (in years)	4	4	3.5	10	10	5
Correlation ALTANA share and benchmark index	35%	35%	—	—	—	—
Share price at date of valuation (in € )	39.90	48.87	44.60	52.60	52.60	44.60
Fair value per option at grant date (in € )	5.63	11.53	14.84	27.00	25.84	16.72
Exercise price (in € )	47.49	51.01	54.65	51.58	56.74	42.41
      Expected volatility is determined based on the corresponding historical amounts for the expected term of these options, which are verified, and if necessary, adjusted by the implicit volatilities regarding the extrapolation to the future. As the durations of traded options are materially less than the options granted under the stock options plans, the implicit volatilities are not a sufficient valuation basis. The market conditions of the Stock Option Plans 2004 and 2005 were considered in determining the exercise patterns of the option holders which results in an assumption that 50% of the option holders will exercise each year when the profit per option is 25% or more of the exercise price.
Altana Investment Plans (cash-settled)
      Since 2000, the Company has initiated a plan (ALTANA Investment Plans) every year in 12 European countries, the United States of America, Canada and India for employees who are not eligible to participate in the Stock Option Plans. Each investment plan consists of two components.
      The first component entitles eligible employees to purchase a specific number of shares based on their respective incomes at a fixed price per share, which is the lowest quoted price of the Company’s shares on the day the management board approves the plans. A discount is granted for a specified number of shares purchased by each participant. The Company sells the shares in December of each year to the employees. For employees unable to receive shares directly from the Company due to statutory reasons, the Company provides the cash equivalent of the benefit received by other employees participating in the plan.
      Under the second component, employees receive one option for each share purchased. The options become exercisable two years after the grant date and expire two years later. The options entitle holders to receive cash in an amount equal to the difference between the exercise price and the market price of the Company’s shares on the date on which the options are exercised.
      The ALTANA Investment Plans 2000 and 2001 were either exercised or forfeited in 2004 and 2005, respectively.

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)

	Plan	Plan	Plan	Plan	Plan
	2005	2004	2003	2002	2001

Share purchase component
Shares sold to employees	127,544	123,054	132,889	104,615	126,572
Exercise price (€ )	42.60	44.50	46.11	46.00	47.00
Discount granted	13.8%	20.1%	27.4%	30.0%	30.0%
Discount granted for maximum shares for each employee	76 shares	50 shares	35 shares	32 shares	37 shares
Options component
Options granted	127,544	134,214	176,149	115,428	165,797
Options forfeited	0	(3,097)	(11,044)	(10,923)	(93,862)
Options exercised	0	0	(7,744)	(23,635)	(71,935)
Exercise price (€ )	42.60	44.50	46.11	46.00	47.00
Date of grant	Oct 1, 2005	Oct 1, 2004	Oct 1, 2003	Oct 1, 2002	Oct 1, 2001
Exercise of the options beginning	Oct 1, 2007	Oct 1, 2006	Oct 1, 2005	Oct 1, 2004	Oct 1, 2003
Expiration of the options	Oct 1, 2009	Oct 1, 2008	Oct 1, 2007	Oct 1, 2006	Oct 1, 2005
      The weighted average of the remaining exercise period of the options outstanding at December 31, 2005 was 2.4 years. The intrinsic value of the outstanding options at December 31, 2005 was € 0.6 million. The intrinsic value of the options exercised was €  0.2 million.
      The ALTANA Investment Plans are classified as provisions and are initially measured at the grant date fair value and remeasured at fair value at the end of each reporting period. For the periods ended December 31, 2005, 2004 and 2003, compensation expense related to these plans was € 0.9 million, € 1.0 million and € 0.3 million, respectively. The provisions at December 31, 2005 and 2004 were € 2.1 million and € 2.4 million. The discount, on the first component, totaling € 0.6 million, € 0.9 million and €  0.9 million in 2005, 2004 and 2003, respectively, was expensed as incurred.
      The fair value of the ALTANA Investment Plans at the balance sheet date was estimated using the Black Scholes model based on the following assumptions:

	Plan	Plan	Plan	Plan
	2005	2004	2003	2002

Expected dividend yield	1.7%	1.7%	1.7%	1.7%
Expected volatility	27.0%	27.0%	27.0%	27.0%
Risk-free interest rate	2.9%	2.9%	2.9%	2.9%
Expected term (in years)	2.8	1.8	0.8	0.5
Fair value per option (in € )	10.78	8.02	4.56	3.50
      The approach in determining the volatility is identical to the one described above. Based on the simple structure of the ALTANA Investment Plan, the Black Scholes model was used to determine the fair value. Duration of the options was estimated and not implicitly considered in the calculation.

(14)	Employee benefit obligations
      Within the Company, various post-employment benefit plans exist, but most are accounted for as defined benefit plans. Defined contribution plans do exist in non-German subsidiaries, but such plans are not significant. The majority of the Company’s employee benefit obligations relate to German employees. Employee benefit obligations are determined based on the years of service, the expected discount rate and estimated compensation increase. Employee benefit obligations are generally measured based on the parameters, salaries and number of employees as of September 30. The applied parameters are reviewed for unexpected fluctuations in December and a remeasurement is performed if material deviations from

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
September 30 are identified. In 2004 the employee benefit obligation for German employees was remeasured on December 31, 2004, due to significant fluctuations in the discount rate.
      Obligations for other post-retirement benefits mainly entitled German employees to invest part of their earnings for retirement. The contribution determined by the employee is invested in funds set up by the Company, who guarantees the employees a minimum return.
      Some non-German pension commitments are funded by plan assets maintained by trust funds. Fund assets consist mainly of equity and debt securities.
      The provisions for the Company’s pension benefit and other post-retirement obligations were as follows:

	At December 31,

	2005	2004

Provision for pensions	350,477	277,383
Provision for other post-retirement benefits	7,865	4,455

	358,342	281,838

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
      The provision for pensions was as follows:

	2005		2004
		Non-		Non-
	German	German	German	German
	plans	plans	plans	plans

Defined benefit obligation
Balance at January 1	252,144	71,093	224,124	57,157
Changes in reporting entities	7,391	2,703	(2,629)	0
Translation adjustments	0	7,680	0	(3,575)
Service cost	8,017	4,793	6,582	3,591
Interest cost	12,659	5,258	12,196	3,758
Actuarial losses	47,045	4,947	18,611	4,328
Plan amendments	(28)	(21)	(9)	0
Other changes	476	1,816	2,720	7,784
Benefits paid	(9,989)	(1,531)	(9,451)	(1,950)

Balance at December 31	317,715	96,738	252,144	71,093

Plan assets
Balance at January 1	0	45,854	0	29,508
Changes in reporting entities	300	1,566	0	0
Translation adjustments	0	4,999	0	(2,381)
Actual gain on plan assets	0	4,469	0	4,596
Employer contribution	0	11,347	0	7,175
Benefits paid	0	(2,850)	0	(1,416)
Other changes	17	(1,726)	0	8,372

Balance at December 31	317	63,659	0	45,854

Funded status at December 31	317,398	33,079	252,144	25,239

Provision recognized at December 31	317,398	33,079	252,144	25,239

      The following table shows the different asset categories into which the plan assets are divided:

	At December 31, 2005		At December 31, 2004

Asset category
Equity securities	31,890	50%	21,933	48%
Bonds	26,713	42%	20,645	45%
Others	5,373	8%	3,276	7%

	63,976	100%	45,854	100%

      ALTANA aims to hedge future payments under the pension obligation with long-term returns from the portfolio of the plan assets. Therefore the composition of the plan assets is oriented on the sustainability of the income generated. Income generated consists of increases in market values of the assets and continuing distribution of dividends. For that purpose equity instruments are slightly over-weighted. However in some countries legal restrictions exist and only fixed interest-bearing marketable securities are allowed as plan assets. This results over all to a balanced asset allocation between equity securities and bonds.

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
      The expected return on plan assets is determined based on market expectations and historical experience.
      At December 31, 2005, the employee benefit obligations expected to be paid in the future were as follows:

Due in 2006	12,370
Due in 2007	13,116
Due in 2008	14,207
Due in 2009	14,843
Due in 2010	16,447
Due between 2011 and 2015	93,409
      The following table provides the underlying actuarial assumptions for the pension plans:

	At December 31, 2005		At December 31, 2004
		Non-		Non-
	German	German	German	German
	plans	plans	plans	plans

Weighted average assumptions
Discount rate	4.0%	4.5%	5.0%	4.8%
Expected return on plan assets	0	7.2%	0	6.4%
Rate of compensation increase	3.5%	3.4%	3.5%	3.8%
Rate of pension increase	1.5%	3.4%	1.5%	2.4%
      The components of net periodic pension costs were as follows:

	2005		2004		2003
		Non-		Non-		Non-
	German	German	German	German	German	German
	plans	plans	plans	plans	plans	plans

Service cost	8,017	4,793	6,582	3,591	5,508	2,920
Interest cost	12,659	5,258	12,196	3,758	11,877	3,107
Plan amendments	(28)	(21)	(9)	0	31	0
Expected return on plan assets	0	(1,380)	0	(1,409)	0	(1,750)
Other	0	0	(15)	(243)	0	310

Net periodic pension costs	20,648	8,650	18,754	5,697	17,416	4,587

      In 2005, of the total net periodic pension costs of € 29.3 million, an amount of € 6.8 million was recognized in cost of sales, € 8.6 million in research & development, € 8.7 million in selling and distributions and €  5.2 million in general administrative expense.
      An amount of €  1.2 million of the change in actuarial gains and losses is related to experienced adjustments of the German subsidiaries.

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
(15) Other provisions

		Sales and
	Employees	marketing	Warranty	Other	Total

Balance at January 1, 2005	117,969	74,795	8,517	42,872	244,153
Additions	90,233	65,468	687	22,511	178,899
Utilization	(71,763)	(58,521)	(729)	(19,990)	(151,003)
Release	(2,087)	(6,715)	(320)	(3,290)	(12,412)
Translation adjustments	4,326	5,793	357	2,035	12,511
Changes in reporting entities	10,437	2,124	301	4,093	16,955

Balance at December 31, 2005	149,115	82,944	8,813	48,231	289,103

Thereof long-term
at December 31, 2005	51,330	10,672	5,379	17,821	85,202
at December 31, 2004	40,338	3,787	4,733	8,736	57,594
      The employee-related provisions encompass accruals for special bonuses, as well as anniversary, paid vacation and provisions for employee incentive plans. Provisions for sales and marketing pertain primarily to sales bonuses and commissions. Provisions for warranty cover commitments in connection with goods delivered and services rendered. For further information in regard to the obligations from employee incentive plans see Note 13. The claims regarding employee incentive plans are significantly depending on the stock price of the ALTANA share. The Company expects that the balance of other current provisions will be utilized during 2006.
      The items included in other provisions are primarily related to taxes other than income taxes and similar fees, pending litigation, legal costs, professional fees, clinical trials and research. Additionally, at December 31, 2005 and 2004, respectively, an accrual for environmental cost totaling € 6.2 million and € 7.1 million was included. A corresponding asset of € 4.5 million and €  4.9 million was recorded which represents amounts due from the previous land owners.
(16) Debt

	At December 31, 2005		At December 31, 2004
	Non-current	Current	Non-current	Current
	liabilities	liabilities	liabilities	liabilities

Borrowings from banks	55,767	286,986	3,640	8,624
Profit-sharing certificates	0	7,966	0	8,062
Herbert Quandt Foundation	0	26,423	0	26,382
Lease obligations	4,844	546	5,337	501
Other	6,302	67	4,801	410

	66,913	321,988	13,778	43,979

      For the years ended December 31, 2005, 2004 and 2003, weighted average interest rates for borrowings from banks were 2.7%, 2.0% and 6.5%, respectively.
      As of December 31, 2005 and 2004, respectively, bank borrowings included € 23.4 million and €  6.8 million denominated in foreign currencies other than Euro. Of these borrowings, amounts of

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
€ 20.5 million and €  6.3 million were denominated in U.S. Dollars as of December 31, 2005 and 2004, respectively.
      Bank borrowings of € 61.1 million and €  1.1 million were secured by mortgages (land and other assets) as of December 31, 2005 and 2004, respectively.
      On September 27, 2005, the Company received lines of credit of a total amount of € 500 million from a banking syndicate bearing variable interest to finance the acquisition of the ECKART group (see Note 3) and some other minor acquisitions. The lines of credit are granted until September 2007. As of December 31, 2005, the Company has drawn €  250 million. The maturities are negotiated separately for each drawing.
      Profit-sharing certificates are held by German employees of the Company, who are entitled to receive interest at a rate equal to the higher of the Company’s dividend rate in any given year and 7%. The Company ceased issuing such certificates in 2000. For the years ended December 31, 2005, 2004 and 2003, respectively, the effective interest rate was 154.7%, 133.6% and 116.7% on these certificates. Amounts in excess of 7% totaling € 11.8 million, € 10.2 million and €  9.2 million for the years 2005, 2004 and 2003, respectively, are recorded as compensation expense.
      The Herbert Quandt Foundation is a non-profit foundation, established in 1980, that promotes scientific and cultural research activities and supports civic responsibility projects. The Foundation has deposited all its funds, totaling €  26.4 million, with ALTANA. The deposit is based on an interest rate equaling the discount rate (“Basiszinssatz der Deutschen Bundesbank”) plus 2.5%, but on a minimum rate of 5.5%. It is considered short-term since it may be called at any time by the Foundation.
      At December 31, 2005, the aggregate amounts of indebtedness maturing during the next five years and thereafter were as follows:

Due in 2006	321,442
Due in 2007	22,355
Due in 2008	6,152
Due in 2009	5,507
Due in 2010	5,461
Due thereafter	22,594

Total	383,511
Lease obligations (see Note 26)	5,390

Total debt	388,901

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
(17) Other liabilities
      Other liabilities consisted of the following:

	At December 31, 2005		At December 31, 2004

	Other	Other	Other	Other
	non-current	current	non-current	current
	liabilities	liabilities	liabilities	liabilities

Payroll taxes	0	30,993	0	23,316
Employees and social security contributions	413	24,051	460	18,758
Commissions	0	4,183	0	4,352
Debit notes to customers	0	4,229	8	5,725
Balances due to related parties	0	10,141	0	9,539
DAT lawsuit (see note 29)	0	8,185	0	8,195
Derivative financial instruments	0	12,125	0	596
Other	335	10,166	366	11,888

	748	104,073	834	82,369

(18) Deferred income
      The major amounts in deferred income relate to the following contracts:
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
      In 2002, the Company and Pharmacia Corporation (“Pharmacia”) signed an agreement under which the pharmaceuticals segment of the Company grants Pharmacia certain rights and licenses to its technology. The acquisition of Pharmacia by Pfizer did not impact the agreement. The purpose of the agreement was to collaborate in the development and commercialization of the Company’s product candidate, Roflumilast, for the treatment of respiratory diseases and conditions, including asthma and chronic obstructive pulmonary disease (COPD). On June 30, 2005 the collaboration agreement was terminated and Pfizer returned all rights and licenses relating to Roflumilast. The Company has no remaining obligations or contingencies under the terms of the termination agreement. Accordingly, the up-front and milestone payments previously deferred over the collaboration period were recognized at the date of the termination in other operating income.
      Similar agreements with another partner exist for the joint development and marketing of Roflumilast and Ciclesonide in Japan. These agreements were not affected by the termination of the agreement with Pfizer. Up-front payments received are being deferred over the collaboration period.

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
(19) Financial instruments
Risk management and financial instruments
      The Company conducts business on a global basis in numerous major international currencies and is, therefore, exposed to adverse movements in foreign currency exchanges rates. Furthermore, the Company is exposed to the risk of interest rate fluctuations from its financing activities. Derivative financial instruments are used to reduce various types of market risks like currency or interest rate risks.
      The Company has established policies and procedures for risk assessment of derivative financial instrument activities. The Company has a decentralized risk management strategy and uses derivative financial instruments, including forward foreign exchange contracts, to hedge foreign currency denominated assets and liabilities, firm commitments and forecasted foreign currency transactions. At December 31, 2005, the existing derivative financial instruments were mainly used to hedge forecasted foreign currency transaction fluctuations.
      By their nature, all such instruments involve risks, including market risk and credit risk of non-performance by counterparties, and the maximum potential loss may exceed the amount recognized in the balance sheets.
Credit risk
      The Company may be exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Counterparties to the Company’s financial instruments represent, in general, well-established financial institutions. The Company does not have a significant exposure to any individual counterparty and at December 31, 2005 and 2004, in management’s opinion the probability of non-performance of the counterparties was low.
Interest rate risk
      The Company is exposed to interest rate fluctuations. A substantial part of the interest rate sensitive assets and liabilities relate to marketable securities, cash equivalents and debt.
      Borrowings from banks include loans that are based on variable interest rates and therefore fluctuate according to interest rate changes in the market. Future interest rate changes will therefore lead to changes in future cash flows.
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
      The notional amounts of forward foreign exchange contracts as of December 31, 2005 and 2004 amounted to € 387.4 million and €  359.1 million, respectively.
      ALTANA uses option contracts to hedge foreign currency fluctuation from future expected cash flows. Currently these option contracts have residual term of up to two years.
      As of December 31, 2005 and 2004, the notional amounts of options totaled € 82.5 million and €  206.0 million, respectively.

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
Interest rate swaps
      ALTANA uses interest rate swaps to hedge risks from fluctuations of interest rates on bank borrowings. As of December 31, 2005, the Company had interest rate swap agreements for debt of €  37.1 million and U.S. $ 13.6 million. In 2004 the Company did not have such interest rate swaps.
Fair value of financial instruments
      The fair values of financial instruments are equal to the replacement value. These fair values are determined on the basis of market data and valuation methods described below:

	At December 31, 2005		At December 31, 2004

	Carrying	Fair	Carrying	Fair
	value	value	value	value

Financial instruments
Assets
Long-term investments	53,831	53,831	44,956	44,956
Trade accounts receivable	586,823	586,823	495,714	495,714
Marketable securities	134,360	134,360	263,465	263,465
Cash and cash equivalents	469,473	469,473	316,662	316,662
Liabilities
Borrowings from banks	342,753	342,753	12,264	12,264
Trade accounts payable	272,331	272,331	226,432	226,432
Other	42,933	42,933	41,131	41,131
Derivative financial instruments
Assets – currency contracts	1,054	1,054	50,666	50,666
thereof cash flow hedge	988	988	32,437	32,437
thereof fair value hedge	66	66	15,089	15,089
thereof other	0	0	3,140	3,140
Liabilities – currency contracts	9,387	9,387	596	596
thereof cash flow hedge	7,179	7,179	1	1
thereof fair value hedge	1,997	1,997	277	277
thereof other	211	211	318	318
Interest swaps	2,738	2,738	0	0
thereof cash flow hedge	215	215	0	0
thereof other	2,523	2,523	0	0
      The fair values of financial assets and marketable securities are determined on the basis of quoted market prices.
      The profit sharing certificates are not included in the table since their fair market value is not readily determinable. Additionally investments in 13 (2004: 13) entities where the interest of ALTANA is below 20% are measured at cost less impairment as the fair values of such investments cannot be determined as the securities are not publicly traded. The carrying value was € 2.9 million and €  3.2 million as of December 31, 2005 and 2004, respectively, and is also excluded from the table.
      The carrying amount of cash and cash equivalents as well as accounts receivable approximated their fair value due to the short-term maturities of these instruments. The carrying value of borrowings from banks approximated the fair value. Cash and cash equivalents consisted nearly exclusively of bank deposits.

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
(20) Other operating income

	2005	2004	2003

Up-front and milestone payments — license agreements	36,313	15,589	20,096
Gain on sale of product groups	5,085	4,058	19,802
Reimbursements	7,716	19,816	8,398
Release of accruals	1,600	306	16,970
Gains on disposal of fixed assets	9,427	2,638	1,984
Foreign exchange gains, net	0	4,796	0
Other	27,949	21,928	23,613

	88,090	69,131	90,863

      In 2005 and 2004 the gain from sale of product groups, recorded in other operating income, related to minor activities in the chemicals segment. In 2003, the gain from the sale of two product lines of the pharmaceuticals segment was recorded in other operating income.
      Foreign exchange gains and losses are shown net as follows:

	2005	2004	2003

Foreign exchange gains	3,602	15,042	12,264
Foreign exchange losses	(9,223)	(10,246)	(24,763)

Net gain (loss)	(5,621)	4,796	(12,499)

(21) Other operating expenses

	2005	2004	2003

Amortisation of goodwill	0	0	16,552
Write-off of receivables	2,379	1,322	416
Losses on disposal of fixed assets	2,420	1,257	879
Foreign exchange losses, net (see Note 20)	5,621	0	12,499
Charitable contributions	4,934	3,535	4,573
Additions to DAT provision (see Note 29)	0	0	3,195
Fees and other charges	2,020	4,456	5,574
Other	13,888	23,876	30,722

	31,262	34,446	74,410

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
(22) Financial income

	2005	2004	2003

Interest income	19,239	16,063	19,517
Gain on disposal of marketable securities	7,484	2,120	5,872
Gain on derivative financial instruments	7,260	7,153	0
Other financial income	86	568	2,905
Dividends received	1,609	1,054	526
Income from associated companies	757	670	10

Financial income	36,435	27,628	28,830

(23) Financial expenses

	2005	2004	2003

Interest expense	8,388	6,918	6,777
Impairment charges	4,155	457	7,132
Losses on disposal of marketable securities	2,828	1,680	2,382
Losses on derivative financial instruments	12,051	10,675	1,486
Other financial expenses	888	745	1,364

Financial expense	28,310	20,475	19,141

      In 2005 and 2003, of the impairment charges € 3.8 million and € 5.8 million related to marketable securities due to fluctuations in quoted market prices and € 0.3 million and €  1.3 million related to investments which were valued at cost less impairment. In 2004, impairment charges related to marketable securities only.
(24) Income taxes
      Income before income taxes was attributable to the following geographic regions:

	2005	2004	2003

Germany	384,118	327,548	374,142
Foreign	300,020	283,720	194,046

	684,138	611,268	568,188

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
      Income tax expense for these geographic regions was as follows:

	2005	2004	2003

Germany	159,097	133,524	177,603
Foreign	102,200	94,164	76,541

Total current taxes	261,297	227,688	254,144

Germany	(5,866)	2,525	(14,495)
Foreign	(9,722)	2,348	(4,446)

Total deferred taxes	(15,588)	4,873	(18,941)

Total income tax expense	245,709	232,561	235,203

      Since January 1, 2001, a uniform tax rate of 25% plus a 5.5% solidarity surcharge on corporate tax is applicable in Germany. Additionally, the Company is subject to trade tax. The combined income tax rate was 38.2% for the year 2004 and 38.1% for the year 2005, of which approximately 12% related to trade tax.
      Legislation was enacted in September 2002, which increased the corporation tax rate for 2003 by 1.5% to 26.5% plus a 5.5% solidarity surcharge on corporation tax effective January 1, 2003. The change resulted in an increase of the combined statutory income tax rate to 39.4% for the year ended December 31, 2003. Since 2004, the former income tax is applicable again.
      For the years ended December 31, 2005, 2004 and 2003, expenses differed from the amounts computed by applying the effective combined income tax rate of approximately 38%, 38% and 39%, respectively, as follows:

	2005	2004	2003

Income before taxes	684,138	611,268	568,188
Computed income tax expense at the effective combined income tax rate	261,160	233,260	224,241
Non-deductible expenses	21,083	27,027	28,219
Foreign tax rate differential	(20,591)	(24,203)	(6,775)
Tax free income	(13,391)	(5,850)	(19,167)
Tax for prior years	(826)	1,355	14,375
Other	(1,726)	972	(5,690)

Total	245,709	232,561	235,203

Effective income tax rate	35.9%	38.0%	41.4%

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
      Deferred income tax assets and liabilities related to the following items:

	At December 31,

	2005	2004

Assets
Intangibles	8,844	7,652
Property, plant and equipment	8,870	8,282
Inventories	13,115	17,805
Receivables and other assets	12,945	9,497
Pension and other post-retirement benefits	52,320	31,245
Other provisions	31,377	19,740
Liabilities	10,914	6,705
Deferred income	36,965	32,087
Tax loss carry-forwards	6,460	3,849
Other	1,341	1,042

Deferred tax assets	183,151	137,904
Liabilities
Intangibles	(15,116)	(1,823)
Property, plant and equipment	(38,524)	(30,982)
Financial assets	(5,118)	(5,800)
Marketable securities	(965)	(1,419)
Inventories	(9,079)	(7,174)
Receivables and other assets	(7,054)	(18,349)
Other provisions	(22,472)	(18,018)
Liabilities	(1,560)	(4,637)
Other	(900)	(4,504)

Deferred tax liabilities	(100,788)	(92,706)

Deferred tax assets, net	82,363	45,198

      Net deferred income tax assets and liabilities were as follows:

	At December 31,

	2005	2004

Deferred tax assets	103,840	53,223
Deferred tax liabilities	(21,477)	(8,025)

Deferred tax assets, net	82,363	45,198

      At December 31, 2005 the Company had tax loss carry-forwards of € 56.4 million (2004: € 33.3 million) of which € 17.1 million (2004: € 11.3 million) have unlimited carry-forward periods, € 31.5 million expire before 2010 (2004: € 17.4 million, expire before 2009) and € 7.8 million expire after 2010 (2004: € 4.6 million after 2009). Deferred tax assets on tax loss carry-forwards of € 29.0 million and €  16.0 million were not recognized as of December 31, 2005 and 2004, respectively, due to the fact that the future realization against taxable income is not probable.

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
      At December 31, 2005 and 2004, respectively, a deferred tax liability was not provided for the excess amount of € 482 million and €  756 million which represents the temporary differences for financial reporting under IFRS over the tax basis of certain investments in subsidiaries as the timing of their reversal can be controlled and it is probable that the difference will not reverse in the foreseeable future.
(25) Other information on the income statement
      Personnel expenses consisted of the following items:

	2005	2004	2003

Wages and salaries	553,968	484,058	443,030
Social security contributions	97,805	90,040	85,481
Expenses for pensions and other post-retirement benefits	39,008	31,606	33,008

Total personnel expenses	690,781	605,704	561,519

      In 2005, 2004 and 2003, the compensation expenses from employee incentive plans in accordance with IFRS 2 included in personnel expenses were € 14.1 million, € 13.8 million and €  4.4 million, respectively.
      The expenses were incurred for the following average number of employees during the year:

Number of employees by segment	2005	2004	2003

Pharmaceuticals	8,612	7,979	7,583
Chemicals	4,555	2,648	2,426
Holding company	62	64	64

Total	13,229	10,691	10,073

      In 2005, 2004 and 2003, the pro rata consolidated companies had on average 216, 210 and 213 employees for the years ended, which were included proportionately. The above figures include 293, 308 and 298 interns for 2005, 2004 and 2003. As of December 31, 2005, the average number of employees includes 1,905 from the ECKART group.
      Amortization, depreciation and impairment charges are as follows:

	2005	2004	2003

Amortization of intangible assets	38,268	31,883	40,337
Depreciation of property, plant and equipment	97,019	88,986	82,590
Impairment of intangible assets	4,006	56	0
Impairment of long-term investments	316	44	1,344

Total	139,609	120,969	124,271

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
(26) Commitments and contingencies
Research and development agreements
      As part of its research activities, the Company has entered into various long-term research agreements with research & development providers to collaborate on the discovery, development and commercialization of pharmaceutical drugs. Under these agreements, the Company provides research funding over the agreed upon service period. In addition, cost reimbursements, license fees, milestone payments, and royalties may be required to be paid depending on the terms of the respective agreement and the outcome of the research activities.
      As of December 31, 2005, the estimated payments to these parties, assuming the milestones or other conditions are met, were as follows:

2006	29,150
2007	2,877

Total	32,027

Guarantees and other commitments

	At December 31,

	2005	2004

Commitments for capital expenditures and other purchase obligations	51,353	46,844
Guarantee for pension obligations of disposed business line	14,210	15,085
Other	399	4,067

Total	65,962	65,996

      In 1995, the Company sold its dietetics business line. In accordance with the German Civil Code, the Company remains liable for the pension commitments for holders of annuities and prospective beneficiaries since the sale was consummated as an asset transaction. The Company is obligated to make payments on demand of the former employees, but has the right of refund from the acquirer according to the purchase agreement. No payments have ever been requested.
Rental and lease arrangements
      The Company rents and leases property and equipment used in its operations. These leases are classified as either operating or capital leases and amortized over the life of the respective lease. The lease contracts expire on various dates in the future.

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
      Future minimum lease payments for non-cancelable operating and capital leases at December 31, 2005 were:

	Capital leases	Operating leases

2006	784	21,961
2007	451	17,791
2008	419	13,310
2009	393	10,956
2010	365	9,006
After 2010	4,107	31,010

Total minimum lease payments	6,519	104,034

Less amount representing interest	1,129

Present value of lease payments	5,390
Less current portion	546

Non-current lease obligations	4,844

      Total rent expense was € 48.9 million, € 40.4 million and €  38.4 million for the years ended December 31, 2005, 2004 and 2003, respectively.
(27) Related party transactions
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

	At December 31,

	2005	2004

Balances due from related parties	1,692	826
Balances due to related parties	10,141	9,539
Deposit from Herbert Quandt Foundation	26,423	26,382

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)

Related party transactions	2005	2004	2003

Sales	778	1,096	341
Services and goods acquired	37,263	52,001	13,434
Interest income	272	17	178
Interest expense	3,831	2,034	1,134
      The amount for services and goods acquired and balances due to and due from related parties mainly related to the toll manufacturing of Bracco ALTANA Pharma GmbH. The terms and conditions of the agreements are at arm’s length. Regarding the terms and conditions relating to the Herbert Quandt Foundation see Note 16.
(28) Compensation of the supervisory board and management board
      If the proposal regarding the distributed dividend for 2005 is approved at the annual shareholders’ meeting, the compensation of the supervisory board will amount to € 1.5 million (2004: € 1.4 million; 2003: € 1.3 million). Of the compensation for 2005, 2004 and 2003 € 0.3 million were fixed in each year. The variable portion was € 1.0 million, € 0.9 million and € 0.8 million for 2005, 2004 and 2003, respectively. Additionally, €  0.2 million were paid to delegates in 2005, 2004 and 2003, respectively, as compensation for collaboration in two committees.
      The fixed compensation for each member of the supervisory board amounts to € 20 thousand a year, thereof € 10 thousand in shares of the company. The variable compensation amounts to € 0.7 for every percent of the dividend, exceeding 4 % of the share capital that is approved at the annual shareholders’ meeting. The chairman receives two times these amounts; the deputy chairman receives one and a half times these amounts. The chairmen of the remuneration committee and the audit committee receive € 40 thousand each and the members of these committees receive €  20 thousand each.
      The total compensation paid in cash to the management board including remuneration in kind amounted to € 5.1 million, € 4.7 million and € 4.7 million for the years 2005, 2004 and 2003, respectively. Thereof € 1.5 million for the years 2005, 2004 and 2003, respectively, was fixed compensation and € 3.6 million, € 3.2 million and €  3.1 million was variable compensation.
      The compensation expense for employee incentive plans for the members of the management board totaled € 1.4 million, € 1.3 million and €  0.6 million for the years ended December 31, 2005, 2004 and 2003, respectively.
      For the members of the management board, a pension accrual in the amount of € 5.5 million and € 4.4 million was recorded as of December 31, 2005 and 2004, respectively. Service cost totaled € 0.3 million for each of the years ended 2005, 2004 and 2003, respectively. For prior members of the management board and their surviving dependants, a pension accrual in the amount of € 6.8 million and € 6.9 million was recorded as of December 31, 2005 and 2004, respectively. The compensation expense totaled €  0.6 million for all of the years ended December 31, 2005, 2004 and 2003, respectively.
      The compensation expense for the management board for the years ended December 31, 2005, 2004 and 2003 totaled € 6.8 million, € 6.3 million and €  5.4 million, respectively, including compensation paid in cash, remuneration in kind, stock options and service cost for pensions.

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
(29) Litigation
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
      In 2003, 207,036 ALTANA treasury shares were transferred to former DAT shareholders and € 0.9 million was paid in cash. However, in 2004 treasury shares (7,704) and cash payments (€ 0.03 million) were returned to ALTANA, because the former shareholders could not be identified by the bank, who had requested the shares and cash payments in 2003. In 2004, 3,492 ALTANA treasury shares have been transferred to former DAT shareholders and € 0.02 million were paid in cash. At December 31, 2005, the remaining obligation totaling €  8.2 million has been recorded in other liabilities (see Note 17).
Other litigation and potential exposures
      From time to time, the Company is party to or may be threatened with other litigation arising in the ordinary course of its business. Management regularly analyses current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters. The ultimate outcome of these matters is not expected to materially impact the Company’s consolidated balance sheets, income statements, statement of cash flows or statements of changes in equity.
(30) Subsequent events
      The management board approved the financial statements on February 21, 2006. The supervisory board of ALTANA AG authorized the issuance of the financial statements on March 15, 2006.
(31) Statement of compliance with the German corporate governance code
      On November 24, 2005, the management and supervisory boards of the Company reconfirmed the corporate governance statement of compliance in accordance with Section 161 German Stock Corporation Act (AktG). This statement is available on the website of the Company.

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
(32) Reconciliation to U.S. GAAP
      The consolidated financial statements of the Company have been prepared in accordance with IFRS. These principles and practices differ in various respects from U.S. GAAP. The differences that affect net income for the years 2005, 2004 and 2003 and shareholders’ equity as of December 31, 2005 and 2004 are set out in the reconciliation below:

	Note	2005	2004	2003

Net income under IFRS		438,429	378,707	332,985
Adjustments
Goodwill	a	(3,146)	(1,377)	16,551
Intangible assets other than goodwill	b	(6,867)	(7,517)	(3,294)
Capitalization of interest on property, plant & equipment	c	36	(131)	(515)
Employee incentive plans	d	(2,619)	11,586	(3,583)
Provisions for pensions and similar obligations	e	(274)	(998)	365
Voluntary termination benefits	f	464	(555)	1,480
Revenue recognition	g	1,765	1,803	1,803
Other	h	(1,099)	(813)	1,878
Tax effect of U.S. GAAP adjustments	i	1,445	(1,155)	(3,034)
Differences in accounting for income taxes standards	j	248	5,655	(8,122)
Minority interests	k	(299)	(573)	145

Net income under U.S. GAAP		428,083	384,632	336,659

Basic earnings per share under U.S. GAAP		3.16	2.83	2.47
Diluted earnings per share under U.S. GAAP		3.16	2.83	2.47

		At	At
		December 31,	December 31,
	Note	2005	2004

Shareholders’ equity under IFRS		2,013,559	1,650,306
Adjustments
Goodwill	a	(17,184)	(14,086)
Intangible assets other than goodwill	b	34,979	40,893
Capitalization of interest on property, plant & equipment	c	4,741	4,693
Employee incentive plans	d	952	3,297
Provisions for pensions and similar obligations	e	29,865	16,957
Voluntary termination benefits	f	19,022	15,035
Revenue recognition	g	(11,026)	(12,791)
Other	h	2,092	3,061
Tax effect of U.S. GAAP adjustments	i	(13,899)	(9,470)
Differences in accounting for income taxes standards	j	(12,736)	(13,046)
Minority interests	k	(2,137)	(1,681)

Shareholders’ equity under U.S. GAAP		2,048,228	1,683,168

      Certain reconciliation items were adjusted as a result of the retroactive application of IFRS 2, IAS 39 and IAS 19. Additionally, certain line items have been reclassified from prior years due to materiality.

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
A)  Goodwill
      In accordance with IAS 22, “Business Combinations”, goodwill and negative goodwill arising out of business combinations consummated prior to January 1, 1995 could be charged against retained earnings. Such a provision did not exist under APB No. 16, “Business Combinations”, which has resulted in a reinstatement of pre 1995 goodwill and accumulated amortization for U.S. GAAP purposes.
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
      U.S. GAAP goodwill will subsequently be adjusted when the entity that goodwill was allocated to is disposed of or the related goodwill is impaired. Depending on the result of the disposal, a reversal of the gain or loss recognized for IFRS purposes will be recognized in the U.S. GAAP income statements.
      On January 1, 2004, the Company early adopted IFRS 3, “Business Combinations” and the revised IAS 36, and IAS 38. As of this date, all business combinations within the scope of the standard are accounted for by applying the purchase method with prior periods not being adjusted. IFRS 3 requires goodwill acquired in a business combination to be measured after initial recognition at cost less any accumulated impairment losses. Goodwill is no longer amortized but instead is tested for impairment annually or more frequently, if events and circumstances indicate that impairment may exist.
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
      Upon adoption of SFAS No. 142 the Company assessed whether there was an indication that goodwill was impaired as of January 1, 2002. In this regard, the Company (1) identified its reporting units, (2) determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, (3) determined the fair value of each reporting unit, and (4) compared the carrying value and fair value of each reporting unit. The Company did not identify any circumstances in which the carrying value of a reporting unit exceeded its fair value as of the SFAS No. 142 transitional date. In addition to the transitional impairment evaluation described above, the Company performed its annual goodwill impairment test in the fourth quarter of 2005 and 2004, and found no indications of impairment.
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
      IFRS 3 does not allow for reclassification of goodwill recognized before the first time application of this standard even if the provisions for capitalizing an intangible asset would have been met under the revised IAS 38. Therefore the goodwill recognized from the acquisition of Schenectady International Inc. under IFRS has not been reclassified as an intangible asset.

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
      Under U.S. GAAP, the carrying values of goodwill were as follows:

	At	At
	December 31,	December 31,
	2005	2004

Carrying value under IFRS (see Note 5)	209,267	91,962
Goodwill acquired before the year 1995	769	1,116
Differences from foreign currency translation	(2,355)	(4,646)
Accumulated amortization under IFRS	33,360	33,360
Cost of customer related intangibles	(43,103)	(43,103)
Goodwill disposed of	(3,615)	(813)
Goodwill acquired	(2,240)	0

Carrying value under U.S. GAAP	192,083	77,876

      The changes in the carrying value of goodwill for the years ended December 31, 2005 and 2004, were as follows:

	Pharma-
	ceuticals	Chemicals	Total

Balance as of January 1, 2004	7,078	74,243	81,321
Goodwill acquired during the year	0	119	119
Goodwill disposed during the year	0	(1,377)	(1,377)
Translation adjustments	111	(2,298)	(2,187)

Balance as of December 31, 2004	7,189	70,687	77,876
Goodwill acquired during the year	0	115,065	115,065
Goodwill disposed during the year	0	(3,149)	(3,149)
Translation adjustments	1,636	654	2,291

Balance as of December 31, 2005	8,825	183,257	192,083

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
      Upon adoption of SFAS 142, the Company has reassessed the useful lives and residual values of all recognized intangible assets and there were no indications of impairments in relation to these assets.
      As described in (a) from the goodwill acquired from Schenectady International Inc. under IFRS €  43.1 million was reclassified to customer related intangibles under U.S. GAAP.

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
      Under U.S. GAAP, the carrying values of intangible assets other than goodwill were as follows:

	At	At
	December 31,	December 31,
	2005	2004

Carrying value under IFRS (see Note 5)	481,936	145,164
Gross-up for deferred taxes of acquired temporary differences (according to EITF 98(11))	2,691	5,382
Customer related intangibles at acquisition cost	43,103	43,103
Amortization on customer related intangibles	(10,144)	(5,968)
Translation adjustments	(671)	(1,624)

Carrying value under U.S. GAAP	516,915	186,057

C)  Capitalization of interest on property, plant & equipment
      In accordance with IAS 23, “Borrowing Costs”, interest costs may be recognized as an expense in the period in which they are incurred. Under SFAS No. 34, “Capitalization of Interest Cost”, interest costs incurred must be capitalized on qualifying assets.
      Under U.S. GAAP, the carrying values of property, plant and equipment were as follows:

	At	At
	December, 31,	December 31,
	2005	2004

Carrying value under IFRS (see Note 6)	1,047,581	762,974
Interest costs capitalized in prior years	5,743	5,743
Interest capitalization current year	290	0
Accumulated depreciation of interest costs capitalized	(1,241)	(988)
Translation adjustments	(51)	(62)

Carrying value under U.S. GAAP	1,052,322	767,667

D)  Employee incentive plans
      As described in Note 2, the Company retrospectively adopted IFRS 2 and restated its prior year financial statements to reflect the cost of grants awarded after November 7, 2002 and not yet vested by January 1, 2005. The Company early adopted SFAS 123 R “Share-Based Payments” using the modified prospective application method as of January 1, 2005. Prior to the adoption of SFAS 123 R, the Company accounted for employee incentive plans under the intrinsic value model, in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Pursuant to the modified prospective method of adopting SFAS 123 R, share-based employee incentives granted after January 1, 2005 and grants not yet vested at that date are measured at fair value.
      As of January 1, 2005, the accounting for share-based payments is the same under IFRS and U.S. GAAP, however a reconciling item will remain in respect to the 2002 Stock Option Plan for Key Managers and the Stock Option Plan 2001 as these plans were not restated under IFRS 2. For the period ended December 31, 2005, the income statement under U.S. GAAP includes a cumulative effect of a change

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
in accounting principle of €  2.3 million to measure the Company’s outstanding liability awards at fair value in accordance with SFAS 123 R.
      Due to the adoption of the new IFRS 2, a new difference results in the reconciliation between IFRS and U.S. GAAP which is summarized under L).
      If compensation expense for stock-based compensation under the Management Stock Option Plans 2001 to 2004 and the Stock Option Plan for executives 2002 had been based upon the fair value at the grant date, consistent with the methodology described under SFAS No. 123, “Accounting for Stock-Based Compensation”, the Company’s net income and earnings per share would have been reduced in 2004 by € 18.1 million to € 366.5 million and in 2003 by € 18.4 million to € 318.2 million. Earnings per share would have been € 2.70 and €  2.33 in 2004 and 2003, respectively.
E)  Provisions for pensions and similar obligations
      As described in Note 2, the Company retroactively adopted the amendments to IAS 19. Actuarial gains and losses that are the result of calculating employee benefit obligations are recognized directly in shareholders’ equity in the period in which they occur. Due to the adoption of the amendment to IAS 19, a new difference results in the reconciliation between IFRS and U.S. GAAP which is summarized under L). In accordance with SFAS No. 87, “Employers’ Accounting for Pensions”, the corridor approach is applied which results in actuarial gains and losses being recognized in net income if the gains and losses exceed a corridor of 10% (the “corridor approach”) over the average remaining service period of active employees.
      Additionally SFAS No. 87 requires that an additional minimum liability be recorded if the accumulated benefit obligation exceeds the fair value of plan assets. The liability recognized should at least be equal to the unfunded accumulated benefit obligation. Recognition is also required if an unfunded accumulated benefit obligation exists and the liability recognized as unfunded accrued pension cost is less than the unfunded accumulated benefit obligation. IAS 19 does not require the recognition of an additional minimum liability.
      The reconciling item relates to the different effective dates for use of the corridor approach under IFRS and U.S. GAAP and the recognition of the additional minimum liability under U.S. GAAP and was as follows:

	At	At
	December 31,	December 31,
	2005	2004

Provision under IFRS (see Note 14)	358,342	281,838
Recognition of actuarial gains and losses	(77,899)	(21,528)
Additional minimum liability	48,014	4,601
Translation adjustments	19	(29)

Carrying value under U.S. GAAP	328,476	264,882

F)  Voluntary termination benefits
      Under IAS 19, any plan incentive for voluntary termination benefits is recorded in its entirety based on the number of employees expected to participate in the plan.
      Under U.S. GAAP, the obligation for voluntary termination benefits is first recognized when the employee accepts the offer. The total costs of the benefits are accrued on a straight-line basis over the remaining service period, which ranges from zero to 60 months.

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
G)  Revenue recognition
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
H)  Other
      There are also differences between IFRS and U.S. GAAP in relation to (a) hyperinflation accounting, (b) accounting for contingencies, (c) reversals of previously impaired fixed assets (asset impairment), (d) marketable securities and other minor items. None of the differences are individually significant and they are therefore shown accumulated in this line item.
      With regards to (d) marketable securities and other minor items, in 2003, the Company reversed an impairment charge of € 7.7 million in its IFRS consolidated financial statements relating to its 8.3% investment in GPC Biotech AG. Under SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities” impairment charges cannot be reversed, therefore a reconciling item was recorded in the 2003 U.S. GAAP reconciliation. As of January 1, 2005, the Company has adopted the revised IAS 39. Under the revisions of this standard, available for sale securities which have been impaired are no longer allowed to be subsequently appreciated even if the indication that led to the initial impairment has subsequently reversed. In accordance with the transitional provisions of the amendments to IAS 39 the Company has retroactively reclassified in its IFRS consolidated financial statements the € 7.7 million from income to the revaluation reserve. Due to the adoption of IAS 39, there are no longer differences in accounting for marketable securities between IFRS and U.S. GAAP. Accordingly, the Company has restated the 2003 reconciling item by € 7.7 million. The remaining amount of €  (0.3) million of the remaining 2003 adjustment related to marketable securities was than reported in H) others.
I)   Tax effect of U.S. GAAP adjustments
      The adjustment relates to the current and deferred tax effect of the above adjustments.
J)  Differences in accounting for income taxes standards
      As a result of a tax law change enacted in Germany on December 22, 2003 (KORB II), the method of calculating deferred taxes on temporary differences related to domestic and foreign shareholdings changed. For U.S. GAAP, a reconciling item was recorded as required by SFAS 109 to recognize deferred tax liabilities for the undistributed earnings of foreign subsidiaries which are not essentially permanent in duration.
      Similarly a deferred tax liability was recorded for all undistributed earnings of domestic subsidiaries, where applicable. Under IAS 12 deferred tax liabilities are not recognized when the Company is able to control the timing of the undistributed earnings of these subsidiaries and it is not probable that such distribution of earnings will be made in the foreseeable future.
      In accordance with IAS 12, deferred taxes are not provided on a revaluation surplus that will only be taxable upon distribution or liquidation. For U.S. GAAP purposes, EITF No. 93-16, “Application of FASB Statement No. 109 to Basis Differences within Foreign Subsidiaries That Meet the Indefinite Reversal

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
Criterion of APB Opinion No. 23”, deferred taxes for a revaluation surplus are recorded if no mechanisms are available under the tax law to avoid eventual treatment of the revaluation surplus as taxable income.
      In accordance with IAS 12, deferred taxes are not recognized for temporary differences resulting from the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting profit nor taxable profit. As described in adjustment b), EITF No. 98-11 determines that the principle outlined in SFAS No. 109 should be used to record the assigned value of an asset in which the amount paid differs from the tax basis of the asset.
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
      Under IFRS 2, a deferred tax asset is recognized only when share options have a current intrinsic value that is deductible for tax purposes to the extent that it is probable that taxable profit will be available against which these deductible temporary differences will be utilized. Adjustments are made each reporting period to reflect the expected tax deduction based on the market value of the Company’s stock as of the reporting date. SFAS 123 R’s general principle is that a deferred tax asset is established as the Company recognizes compensation cost for book purposes for awards that are expected to result in a tax deduction under existing tax law. The deferred tax asset is recognized based on the grant date fair value of the equity award, not on the current intrinsic value of the award each reporting period. Under SFAS 123 R, the deferred tax asset is not adjusted for subsequent changes in the market price of the Company’s stock. If the ultimate tax deduction exceeds the cumulative book compensation cost that the Company recognized, the tax benefit associated with any excess deduction will be considered and will be recognized as additional paid-in capital. If the tax deduction is less than the cumulative book compensation cost, the resulting difference should first be charged to APIC (to the extent of accumulated prior recognized windfalls) with any remainder reported as part of income tax expense. The majority of the Company’s Stock Option Plans are awarded in Germany, where such expenses are not tax deductible. Expenses recognized on the ALTANA Investment Plan are tax deductible.
      The above differences between IFRS and U.S. GAAP accounting for income taxes are summarized as follows:

	Shareholders’ equity
	At December 31,		Income statement
	2005	2004	2005	2004	2003

Outside basis differences	(6,533)	(4,893)	(1,640)	1,968	(6,862)
Deferred taxes related to revaluation surplus	(960)	(1,022)	0	149	115
Deferred taxes related to stock options	(1,019)	0	(1,019)	0	0
Deferred taxes arising upon initial recognition of an asset or liability	(2,691)	(5,382)	2,691	3,206	1,117
Income taxes paid on intercompany profits	(1,533)	(1,749)	216	332	(2,492)

	(12,736)	(13,046)	248	5,655	(8,122)

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
      In accordance with IFRS, all deferred tax assets and liabilities are classified as non-current. Under U.S. GAAP, deferred tax assets and liabilities would be classified as current or non-current based on the classification for financial reporting of the related asset or liability.
      At December 31, 2005 and 2004, deferred tax assets and liabilities for U.S. GAAP were as follows:

	At	At
	December 31,	December 31,
	2005	2004

Deferred tax assets — current	63,631	33,781
Deferred tax assets — non-current	54,515	14,626
Deferred tax liabilities — current	(40,778)	(7,615)
Deferred tax liabilities — non-current	(21,640)	(18,110)
K)  Minority interests
      Contrary to IFRS, minority interests are deducted in the determination of U.S. GAAP net income and excluded from total equity.
L)  Adjustment of prior years financial statements
      As described under D) and E), the retrospective application of IFRS 2 and IAS 19 results in new differences in reconciliations between IFRS and U.S. GAAP reported in prior years. The differences are summarized as follows:

				IFRS 2
			IFRS 2	Adjustment
			Adjustment	for share-
			for share-	based
	U.S. GAAP		based	payment
	Adjustment	IFRS	payment	with	U.S. GAAP
	as	Adjustment	with cash	equity	Adjustment
	reported	IAS 19	settlement	settlement	restated

Employee incentive plans
Income statement 2004	(980)	0	664	11,902	11,586
Income statement 2003	(8,004)	0	201	4,220	(3,583)
Shareholders’ equity 2004	2,440	0	857	0	3,297
Provisions for pensions and similar obligations
Shareholders’ equity 2004	(1,113)	18,070	0	0	16,957
(33) Additional U.S. GAAP disclosures
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

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
      The following table summarizes the proportional effect of all such entities accounted for under the pro rata consolidation method.

	At	At
	December 31,	December 31,
	2005	2004

Balance sheet information
Fixed assets	3,283	2,695
Other assets	16,300	12,031

Total assets	19,583	14,726

Shareholders’ equity	15,382	12,695
Provisions	3,058	1,506
Liabilities	1,143	525

Total liabilities and shareholders’ equity	19,583	14,726

	2005	2004	2003

Income statement information
Net sales	22,056	21,135	21,225
Operating income	11,711	12,454	13,332
Net income	9,913	10,438	12,171
Cash flow statement information
Net cash flow used in operating activities	14,901	10,088	12,216
Net cash flow used in investing activities	(814)	(239)	(193)
Net cash flow used in financing activities	(8,369)	(11,049)	0
Consolidated Cash flow Statement
      The consolidated statements of cash flows were prepared in accordance with IAS 7 “Cash Flow Statements”. As permitted by the U.S. Securities and Exchange Commission in “Regulation S-X” no reconciliation to U.S. GAAP has been prepared.
Comprehensive income
      SFAS No. 130, “Reporting Comprehensive Income”, requires the disclosure of changes in shareholders’ equity that do not result from transactions with shareholders (comprehensive income).

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
      Comprehensive income includes the following items:

	2005	2004	2003

Net income under U.S. GAAP	428,083	384,632	336,659
Net unrealized gains/ losses on available-for-sale securities and impact of derivatives net of tax of € 2,448 and € 3,051 in 2005 and 2004, respectively	(17,869)	10,468	33,932
Excess of additional minimum liability over prior service cost, net of tax of € 17,344 and € 1,794 in 2005 and 2004, respectively	(26,067)	(1,545)	(1,262)
Foreign currency translation adjustments	75,174	(11,298)	(46,887)
Other comprehensive expense, net of tax	31,238	(2,375)	(14,217)

Comprehensive income, net of tax	459,321	382,257	322,442

      Accumulated balances of other comprehensive income were as follows:

		Additional
		minimum
		liability in
		excess of		Foreign	Other
	Marketable	prior		currency	comprehensive
	securities	service cost	Derivatives	translation	income (loss)

Balance at January 1, 2003	(14,446)	0	0	(85,806)	(100,252)
Reclassification to net income, net of tax	14,403	0	15,257	0	29,660
Net unrealized gains (losses), net of tax	5,428	(1,262)	(1,156)	(46,887)	(43,877)

Balance at December 31, 2003	5,385	(1,262)	14,101	(132,693)	(114,469)
Reclassification to net income, net of tax	7,638	0	2,628	0	10,266
Net unrealized gains (losses), net of tax	(600)	(1,545)	802	(11,298)	(12,641)

Balance at December 31, 2004	12,423	(2,807)	17,531	(143,991)	(116,844)

Reclassification to net income, net of tax	(4,652)	0	(106)	0	(4,758)
Net unrealized losses, net of tax	8,360	(26,067)	(21,471)	75,174	35,996

Balance at December 31, 2005	16,131	(28,874)	(4,046)	(68,817)	(85,606)

Tax effect	(97)	2,545	17,344	0	19,792

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
      All of the unrealized losses from cash flow hedges are likely to be recognized in income within the next 24 months and therefore will be reclassified from other comprehensive income to earnings.
New U.S. accounting pronouncements
Issued in 2005, effective for current period:
      FIN No. 47, “Accounting for Conditional Asset Retirement Obligations an interpretation of FASB Statement No. 143”, issued in March 2005, clarified that the term conditional asset retirement obligation as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations”, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This Interpretation is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of this interpretation did not have an impact on the Company’s financial positions or results of operations.
      In June 2005, the EITF reached consensus on Issue 05-6, “Determining the Amortization Period for Leasehold Improvements”. This Issue clarifies that the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception should be based on the lesser of the useful life of the leasehold improvements or the period of the lease including all renewal periods that are reasonably assured of exercise at the time of the acquisition. The Issue is effective for leasehold improvements that are purchased or acquired in reporting periods beginning after June 29, 2005. The adoption of this interpretation did not have an impact on the Company’s financial positions or results of operations.
Issued in 2005, effective in future periods:
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections a Replacement of APB Opinion No. 20 and FASB Statement No. 3”, which changes the requirements for the accounting for and reporting of a change in accounting principle.
      This Statement provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. This Statement also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. The correction of an error in previously issued financial statements is not an accounting change. However, the reporting of an error correction involves adjustments to previously issued financial statements similar to those generally applicable to reporting an accounting change retrospectively. Therefore, the reporting of a correction of an error by restating previously issued financial statements is also addressed by this Statement.
      This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard will not have an impact on the Company’s financial positions or results of operations, as the Statement is in accordance with our IFRS accounting policy.
      In June 2005, the EITF reached consensus on Issue 05-5, “Accounting for Early Retirement or Post-employment Programs with Specific Features (Such as Terms Specified in Altersteilzeit Early Retirement Arrangements)”. This Issue determines that early retirement plans should be accounted for under FAS 112, “Employers’ Accounting for Post-employment Benefits” and that the accrual for the cost of benefits should commence when an employee signs an early retirement agreement. The Issue is effective for fiscal years beginning after December 15, 2005. The adoption of this Issue will not have an impact on the Company’s financial positions or results of operations, as the Issue is in accordance with our U.S. GAAP accounting policy.

(This Page is Intentionally Left Blank)

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)
Statements of changes in equity of the ALTANA group

			Additional paid-in capital
	Issued		due to	paid-in by the
	Number of	Share	employee	shareholders of	Retained	Revaluation
	shares	capital	incentive plans	ALTANA AG	earnings	reserve

Balance January 1, 2004	140,400,000	140,400	0	137,871	1,477,358	11,968

Adjustment due to accounting change as of January 1, 2004			4,140		(12,093)	7,671

Adjusted balance January 1, 2004	140,400,000	140,400	4,140	137,871	1,465,265	19,639

Realized gains and losses from marketable securities, net of tax of € 453						(446)
Realized gains and losses from derivative financial instruments, net of tax of € 513						802
Change in fair value of marketable securities, net of tax of € 396						7,385
Change in fair value of derivative financial instruments, net of tax of € 1,680						2,628
Change in actuarial gains and losses, net of tax of € 7,191
Change in translation adjustments
Net income directly recognized in equity						10,369
Net income					378,134

Total recognized income and expense for the period					378,134	10,369

Changes in reporting entities
Employee incentive plans			11,902
Dividends paid					(113,256)
Sale of treasury shares
Loss on the sale of treasury shares				(1,153)
Purchase of treasury shares
Settlement of DAT litigation					(114)

Balance December 31, 2004	140,400,000	140,400	16,042	136,718	1,730,029	30,008

Realized gains and losses from marketable securities, net of tax of € 29						(4,652)
Realized gains and losses from derivative financial instruments, net of tax of € 68						(106)
Change in fair value of marketable securities, net of tax of € 2						8,360
Change in fair value of derivative financial instruments, net of tax of € 13,654						(21,471)
Change in actuarial gains and losses, net of tax of € 21,118
Change in translation adjustments
Net income directly recognized in equity						(17,869)
Net income					438,130

Total recognized income and expense for the period					438,130	(17,869)

Employee incentive plans			12,617
Dividends paid					(128,735)
Sale of treasury shares
Loss on the sale of treasury shares				(173)

Balance December 31, 2005	140,400,000	140,400	28,659	136,545	2,039,424	12,139

ALTANA AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
(amounts in € thousands, unless otherwise stated)

		Treasury stock			Minority interests
				Total equity of
Actuarial	Translation			the shareholders	Shareholders’	Translation	Shareholders’
gains and losses	adjustments	Shares	Amount	of ALTANA AG	equity	adjustments	equity

0	(119,735)	(4,133,195)	(202,437)	1,445,425	6,507	(89)	1,451,843

(1,947)	1,909	0	0	(320)	0	0	(320)

(1,947)	(117,826)	(4,133,195)	(202,437)	1,445,105	6,507	(89)	1,451,523

				(446)			(446)

				802			802

				7,385			7,385

				2,628			2,628

(11,715)				(11,715)			(11,715)
	(14,568)			(14,568)		(142)	(14,710)
(11,715)	(14,568)			(15,914)		(142)	(16,056)
				378,134	573		378,707

(11,715)	(14,568)			362,220	573	(142)	362,651

				0	(5,171)		(5,171)
				11,902			11,902
				(113,256)			(113,256)
		544,399	19,562	19,562			19,562
				(1,153)			(1,153)
		(1,526,050)	(75,638)	(75,638)			(75,638)
				(114)			(114)

(13,662)	(132,394)	(5,114,846)	(258,513)	1,648,628	1,909	(231)	1,650,306

				(4,652)			(4,652)

				(106)			(106)

				8,360			8,360

				(21,471)			(21,471)

(33,547)				(33,547)			(33,547)
	70,454			70,454		200	70,654
(33,547)	70,454			19,038		200	19,238
				438,130	299		438,429

(33,547)	70,454			457,168	299	200	457,667

				12,617			12,617
				(128,735)	(43)		(128,778)
		475,438	21,920	21,920			21,920
				(173)			(173)

(47,209)	(61,940)	(4,639,408)	(236,593)	2,011,425	2,165	(31)	2,013,559